Form 20-F
period 2012-12-31
China Mobile Games & Entertainment Group Ltd
filed 2013-04-26
CIK 1528752

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number: 001-35109

China Mobile Games and Entertainment Group Limited

(Exact Name of Registrant as Specified in Its Charter)

N/A

(Translation of Registrant’s Name Into English)

Cayman Islands

(Jurisdiction of Incorporation or Organization)

Block A, 15/F Huajian Building

233 Tianfu Road, Tianhe District,

Guangzhou, PRC

(Address of Principal Executive Offices)

Ken Fei Fu Chang, Chief Financial Officer

13th Floor, Asia Pacific Centre

No. 8 Wyndham Street, Central, Hong Kong

Tel: (852) 2700-6168

Email: ir@cmge.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
American Depositary Shares, each representing 14 Class A ordinary shares, par value $0.001 per share	Nasdaq Global Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

141,457,419 Class A ordinary shares, par value $0.001 per share, as of December 31, 2012.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes ☐  No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  Yes ☐  No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes ☒  No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  Yes ☒  No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☐                  Accelerated filer  ☐                  Non-accelerated filer  ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.  Item 17 ☐  Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes ☐  No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.  Yes ☐  No ☐

INTRODUCTION

Unless the context otherwise requires, in this annual report on Form 20-F:

•	“We,” “us,” “our,” and “our company” refer to China Mobile Games and Entertainment Group Limited, its subsidiaries and consolidated entities, collectively;

•	“CMGE” refers to China Mobile Games and Entertainment Group Limited;

•	“Shares” or “ordinary shares” refers to our ordinary shares, including Class A and Class B ordinary shares, par value $0.001 per share;

•	“ADSs” refers to our American depositary shares, each of which represents 14 Class A ordinary shares;

•	“ADRs” refers to the American depository receipts, which, if issued, evidence our ADSs;

•	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report, Taiwan, Hong Kong and Macau;

•	“RMB” or “Renminbi” refers to the legal currency of China, and “$” or “U.S. dollars” refers to the legal currency of the United States; and

•	“VODone” refers to VODone Limited, the controlling shareholder of the Company.

Names of certain companies provided in this annual report are translated or transliterated from their original Chinese legal names.

Discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2010, 2011 and 2012 and our audited consolidated balance sheet data as of December 31, 2011 and 2012.

For your convenience, this annual report contains translations of some Renminbi and U.S. dollar amounts at the rate of RMB6.2301 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2012.

On September 21, 2012, VODone distributed 1,574,741 ADSs, representing 22,046,374 Class A ordinary shares, par value US$0.001 per share, of our company, or approximately 6.7% of our total shares then outstanding on a pro rata basis, to holders of VODone ordinary shares. On September 25, 2012, we listed our ADSs on the Nasdaq Global Market under the symbol “CMGE.”

PART I

Item 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

Item 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3.	KEY INFORMATION

A.	Selected Financial Data

This annual report includes our selected consolidated statements of comprehensive income data of our predecessor, Kuailefeng Software Development Co., Ltd., or Kuailefeng, for the period from January 1, 2009 to October 26, 2009, our selected consolidated statements of comprehensive income data for the period from October 27, 2009 to December 31, 2009, for the years ended December 31, 2010, 2011 and 2012, and our selected consolidated balance sheet data as of December 31, 2009, 2010, 2011 and 2012.

The selected consolidated pro forma statement of comprehensive income data for the year ended December 31, 2010 reflects the effects of the acquisitions of the assets of Bright Way Technology (Hong Kong) Limited, or Bright Way, and Shenzhen Tastech Electronic Co., Ltd., or Tastech, and of 3GUU Mobile Entertainment Industrial Co., Ltd., or 3GUU BVI, which were completed in October 2010 and December 2010, respectively, as if they had occurred on January 1, 2010. See “Item 5. Operating and Financial Review and Prospects—Unaudited Pro Forma Consolidated Financial Information” for more information. The consolidated pro forma statement of income is not intended to represent what our operating results would actually have been for the periods indicated or to project our operating results for any future period.

The selected consolidated statement of comprehensive income data and consolidated balance sheet data for the year ended December 31, 2009 have been derived from our audited consolidated financial statements that are not included in this annual report. Our selected consolidated statements of comprehensive income data and summary consolidated balance sheet data for the years ended December 31, 2010, 2011 and 2012 have been derived from our audited consolidated financial statements that are included elsewhere in this annual report.

We have omitted financial information as of and for the year ended December 31, 2008 because such information is not available on a basis that is consistent with the consolidated financial information included in this annual report and cannot be prepared in accordance with U.S. GAAP without unreasonable effort or expense. Furthermore, we believe that the omission of such financial information would not have a material impact on a reader’s understanding of our financial results and condition and related trends.

Our audited consolidated financial statements are prepared and presented in accordance with U.S. GAAP. The selected financial data set forth below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects,” particularly “—Our Acquisitions” and “—Unaudited Pro Forma Consolidated Financial Information” and the consolidated financial statements and the notes to those statements included elsewhere in this annual report. Our historical results do not necessarily indicate our results expected for any future periods.

Selected Consolidated Statements of Comprehensive Income Data

			For the Year Ended December 31,
	From January 1, 2009 to October 26, 2009	From October 27, 2009 to December 31, 2009	2010		2011	2012
	(predecessor) RMB	(successor) RMB	(successor) RMB	(successor) (pro forma) (unaudited) RMB	(successor) RMB	(successor) RMB	(successor) US$
	(in thousands except for per-share information)
Net revenues
Games	67,240	17,525	110,071	170,894	204,794	172,185	27,638
Handset design	—	—	15,340	97,927	38,694	15,408	2,472

Total net revenues	67,240	17,525	125,411	268,821	243,488	187,593	30,110

Cost of revenues
Games	(31,921)	(5,108)	(32,827)	(63,454)	(79,311)	(74,878)	(12,019)
Handset design	—	—	(10,083)	(77,838)	(29,037)	(16,852)	(2,705)

Total cost of revenues	(31,921)	(5,108)	(42,910)	(141,292)	(108,348)	(91,730)	(14,724)

Gross profit
Games	35,319	12,417	77,244	107,440	125,483	97,307	15,619
Handset design	—	—	5,257	20,089	9,657	(1,444)	(233)

Total gross profit	35,319	12,417	82,501	127,529	135,140	95,863	15,386

Operating expenses
Selling expenses	—	—	(952)	(8,349)	(7,561)	(15,838)	(2,542)
General and administrative expenses	(2,536)	(2,556)	(11,817)	(17,917)	(16,263)	(35,633)	(5,719)
Research and development expenses	(4,438)	(226)	(8,377)	(10,877)	(24,566)	(35,071)	(5,629)
Impairment of goodwill	—	—	—	—	—	(33,517)	(5,380)
Impairment of intangible assets	—	—	—	—	—	(10,910)	(1,751)
Listing expenses	—	—	—	—	—	(17,307)	(2,778)

Total operating expenses	(6,974)	(2,782)	(21,146)	(37,143)	(48,390)	(148,276)	(23,799)

Operating income (loss)	28,345	9,635	61,355	90,386	86,750	(52,413)	(8,413)
Interest income	25	—	70	266	927	1,474	237
Other income	—	—	—	1,112	293	451	72
Changes in fair value of contingently returnable consideration assets	—	(948)	(2,065)	(2,065)	39,446	27,326	4,386

Income (loss) before income taxes and noncontrolling interests	28,370	8,687	59,360	89,699	127,416	(23,162)	(3,718)
Income tax (expense) benefit	(6,597)	638	(18,647)	(27,142)	35,927	8,689	1,395

Net income (loss)	21,773	9,325	40,713	62,557	163,343	(14,473)	(2,323)

Accretion of contingently redeemable ordinary shares	—	—	—	—	—	(3,023)	(485)
Net income (loss) attributable to shareholders	21,773	9,325	40,713	62,557	163,343	(17,496)	(2,808)
Net income (loss) attributable to noncontrolling interests	—	2,798	12,215	18,767	11,837	(135)	(22)
Net income (loss) attributable to China Mobile Games and Entertainment Group Limited’s ordinary shareholders	21,773	6,527	28,498	43,790	151,506	(17,361)	(2,786)

Foreign currency translation adjustments	—	—	(111)	(111)	(278)	7	1

Other comprehensive (loss) income	—	—	(111)	(111)	(278)	7	1

Comprehensive income (loss)	21,773	9,325	40,602	62,446	163,065	(17,489)	(2,807)

Comprehensive income (loss) attributable to noncontrolling interests	—	2,798	12,181	18,734	11,908	(135)	(22)

Comprehensive income (loss) attributable to China Mobile Games and Entertainment Group Limited’s ordinary shareholders	21,773	6,527	28,421	43,712	151,157	(17,354)	(2,785)

Earnings (loss) per share for Class A and Class B ordinary shares:
Basic	N/A	0.03	0.13	0.21	0.62	(0.06)	(0.01)
Diluted	N/A	0.03	0.13	0.21	0.62	(0.06)	(0.01)
Weighted average number of Class A and Class B ordinary shares outstanding in computing basic and diluted earnings (loss) per share	N/A	212,500,000	212,500,000	212,500,000	244,594,415	302,853,059	302,853,059

Other Income Data

To supplement our financial results presented in accordance with U.S. GAAP, we use non-GAAP financial measures, which are adjusted from results based on U.S. GAAP to exclude (1) share-based compensation expenses (2) goodwill and intangible assets impairment loss and (3) listing expenses.

Non-GAAP financial information is provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the historical and current financial performance of our continuing operations and prospects for the future. Non-GAAP financial information should not be considered a substitute for or superior to U.S. GAAP results. In addition, calculations of this non-GAAP financial information may be different from calculations used by other companies, and therefore comparability may be limited.

The following table sets forth our non-GAAP net income and the reconciliation of our non-GAAP net income to our U.S. GAAP net income (loss):

	For the Year Ended December 31,
	2011	2012
	RMB	RMB	US$
	(in thousands)
U.S. GAAP net income (loss)	163,343	(14,473)	(2,323)
Share-based compensation expenses	815	14,075	2,259
Impairment of goodwill	—	33,517	5,380
Impairment of intangible assets	—	10,910	1,751
Listing expenses	—	17,307	2,778

Total non-GAAP adjustments	815	75,809	12,168

Non-GAAP net income	164,158	61,336	9,845

Summary Consolidated Balance Sheet Data

	As of December 31,
	2009	2010	2011	2012
	RMB	RMB	RMB	RMB	US$
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	5,657	104,038	187,237	128,736	20,664
Total current assets	21,396	174,560	273,267	255,469	41,006
Total assets	330,098	853,644	950,430	897,194	144,010
Total current liabilities	3,662	29,873	111,278	26,050	4,181
Total liabilities	18,877	119,668	154,252	57,988	9,307
Total shareholders’ equity	311,221	733,976	796,178	762,348	122,366

Selected Operating Data

	For the Year Ended December 31,
	2010	2011	2012
Single-Player Games(1)
Number of games (as of the end of the period)	97	135	175
Total paying user accounts(2)	23,530,123	29,040,203	31,665,050
Average revenue per paying user account (in RMB)	3.47	4.58	3.56
Single-Player Game Bundles(3)
Number of games (as of the end of the period)	117	256	315
Total subscriptions(4)	7,355,926	9,584,497	5,906,564
Average revenue per subscription (in RMB)	4.99	4.64	4.50
Social Games
Number of games (as of the end of the period)	2	6	7
Total new registered user accounts(5)	8,251,037	12,701,493	21,460,178
Total paying user accounts(6)	825,270	809,407	303,613
Average revenue per paying user account (in RMB)	33.08	26.39	108.48
Handset Design(7)
Number of handsets manufactured using our design	1.6 million	1.5 million	0.3 million

(1)	The total paying user accounts and the average revenue per paying user account for 2010 represent the operating and financial data of Dragon Joyce Limited, or Dragon Joyce, and its subsidiaries after our acquisition of Dragon Joyce in October 2009, or the Dragon Joyce Group. The average revenue per paying user account for 2010 is calculated based on our net revenues for 2010 in an amount of RMB81.7 million, which excludes revenues from our exclusive technical support services on single-player games provided to Kuailefeng in an amount of RMB5.9 million, and revenues from exclusive reseller rights on single-player games provided to Kuailefeng in an amount of RMB22.5 million. See “Item 7. Major Shareholders and Related Party Transactions—Transactions with Certain Directors, Officers, Shareholders and Affiliates.”
(2)	Represents (i) the number of user accounts that have purchased in-game items for the relevant period, adjusted to eliminate double-counting of the same user accounts, and (ii) the total number of games downloaded through application stores.
(3)	Represents the operating data of 3GUU BVI and its subsidiaries prior to or after, as the case may be, its acquisition by Action King Limited, or Action King, in December 2010, or the 3GUU Group, for 2010. We acquired the 3GUU Group in December 2010. See “Item 4. Information on the Company—A. History and Development of the Company—Acquisition of 3GUU Group.”
(4)	Represents the total number of monthly subscriptions to our game bundles offered through mobile network operators. A user who pays two subscription fees during one month to subscribe to different game bundles would be counted as two subscriptions.
(5)	Represents the number of new user accounts registered to play our social games within the relevant period. The number of new registered user accounts is included for social games as not all registered user accounts are paying user accounts. We believe the number is meaningful as it indicates the general interest in our games and forms the user base of which we may convert our users into paying users.
(6)	Represents the number of user accounts that have purchased in-game items for the relevant period, adjusted to eliminate double-counting of the same user accounts.
(7)	Represents the operating data of the entities that now compose OWX Holding Co. Ltd., or OWX Holding, and its subsidiaries prior to or after, as the case may be, its acquisition of all assets of Bright Way and Tastech in October 2010, or the OWX Holding Group, for 2010. The OWX Holding Group was formed in October 2010. See “Item 4. Information on the Company—A. History and Development of the Company—Acquisition by OWX Holding Group.”

Exchange Rate Information

Our business is primarily conducted in China, and the financial records of our PRC subsidiaries are maintained in Renminbi, their functional currency. We also use Renminbi as our reporting currency. The assets and liabilities of our PRC subsidiaries are translated from Renminbi into U.S. dollars at the exchange rates on the balance sheet date, shareholders’ equity is translated at the historical rates and the revenues and expenses are translated at the weighted average exchange rate for the period. The exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board.

For your convenience, this annual report contains translations of some Renminbi and U.S. dollar amounts at the rate of RMB6.2301 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2012.

We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Fluctuations in the value of the Renminbi may materially and adversely affect your investment.” On April 19, 2013, the exchange rate was RMB 6.1772 to US$1.00. The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated.

	Exchange Rate
	Period End	Average(1)	Low	High
	(RMB per US$1.00)
2008	6.8225	6.9193	7.2946	6.7800
2009	6.8259	6.8295	6.8470	6.8176
2010	6.6000	6.7603	6.8330	6.6000
2011	6.2939	6.4475	6.6364	6.2939
2012	6.2301	6.2991	6.3879	6.2221
September	6.2848	6.3200	6.3489	6.2848
October	6.2372	6.2627	6.2877	6.2372
November	6.2265	6.2338	6.2454	6.2221
December	6.2301	6.2330	6.2502	6.2251
2013
January	6.2186	6.2215	6.2303	6.2134
February	6.2213	6.2323	6.2438	6.2213
March	6.2108	6.2154	6.2246	6.2105
April (through April 19, 2013)	6.1772	6.1927	6.2078	6.1720

(1)	Annual averages are calculated by using the average of the exchange rates on the last day of each month during the relevant year. Monthly averages are calculated by using the average of the daily rates during the relevant month.

Source: Federal Reserve Bank of New York and Federal Reserve Board

In addition, all translations from Hong Kong dollars to U.S. dollars are made for your convenience at the rate of HK$7.7507 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2012.

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

Risks Related to Our Business

Our business depends on our ability to continue to attract new and retain existing users.

Our success depends on our ability to attract new and retain existing users. In order to attract and retain users and compete against our competitors, we must continue to invest significant resources in research and development to improve our existing products, introduce additional high-quality products and services and enhance user experience. We may not be able to expand or maintain our user base if our products and services do not meet the needs of our users or are not effectively or timely marketed. We cannot guarantee that our mobile games will continue to sustain their current level of popularity, and our users may lose interest in our games over time despite our efforts to improve and upgrade our mobile games. If we are not able to maintain or extend the commercial lifespan of our mobile games, our business, prospects, financial condition and results of operations may be materially and adversely affected.

Also, if we are unable to anticipate user preferences or industry changes to market and promote new products and services, or if we are unable to modify our products and services on a timely basis, our user base may not increase at the rate we anticipate, or at all, and it may even decrease. Users may not choose our products if our technology is unreliable. Also, we have from time to time received user complaints with regards to fee collection and technical problems, among others. If we are unable to address these and other complaints in a timely manner, we may lose existing users and become unable to attract new users.

Further, many of our new games, especially social games, require significant build-up periods during which users are first introduced to the games and the rise in popularity of some games can be slow, if it happens at all. Thus, if a game that we anticipate gaining acceptance by our users fails to do so, we may not be able to realize this failure until several months after the game has been released, and if we do not introduce additional games to maintain our user base, the failure of recently introduced games to gain popularity could affect our ability to retain existing or attract new users. Further, if a build-up period coincides with the inevitable phasing-out period of our older games, the result could be a decrease in the number of total paying user accounts or total subscriptions as well as revenue during that period. For example, during the second half of 2011 we began to phase-out Creation Song, a social game we launched in early 2009, and we launched Paopao Xiyou and Dian Feng, two new social games, in May 2011 and July 2011, respectively. Because new social games generally require a build-up period of several months, the revenue they generated was not enough to compensate for the decrease of revenue resulting from the phase-out of Creation Song during the second half of 2011, which resulted in a decrease in both the number of total paying user accounts for and the revenues from our smartphone social games in 2011 and 2012. The phasing out of previous games, or the failure of recently introduced games to gain popularity, could result in a prolonged or permanent decrease in total paying user accounts or total subscriptions. If we are unable to generate a large user base to sustain and continue our growth, there will be a material adverse effect on our business operations and financial position.

Failure to transition our business to capture opportunities in the smartphone market and our historical reliance on pre-installation of our products on feature phones may materially and adversely affect our growth prospects.

Historically, we derived a substantial portion of our revenue from pre-installed mobile phone games on feature phones; however, the feature phone handset market has witnessed a decline since the second half of 2011. We expect that smartphones will gain popularity in China and that many feature phone users will migrate to smartphones. For this reason, we are in the process of transitioning the focus of our mobile game business to developing more games for smartphones than feature phones. In addition, we are transitioning our handset design business to designing and pre-installing our games and applications in more smartphone than feature phones

We cannot assure you that we will be able to successfully transition our business to focus on smartphones and our experience and success in developing games for feature phones might not result in success for developing games for smartphones. Smartphone games incorporate more sophisticated technology than do feature phone games, and as a result the game environment and storyline can be much more complicated. We may not be able to develop smartphone games that will be able to successfully compete with those developed by other developers. Further, most smartphone games are made available by download, which may not be as convenient to some users as accessing pre-installed applications and contents on their handsets, and we may lose some users because of this inconvenience. In addition, smartphone users are not limited to the games that are pre-installed on their phones, but are able to easily download a large number of games. Though we are actively pursuing opportunities to pre-install our mobile game products onto smartphones, we cannot assure you that we will be able to successfully enhance or maintain the volume and market share that we currently enjoy as smartphones become increasingly popular.

In addition, many smartphone companies have developed their own mobile games. Even if our mobile games are installed on smartphones, we will compete with the mobile games operated by these smartphone companies and cannot guarantee that users of smartphones will use our products at the same level as feature phone users.

Significant changes in the policies, guidelines or practice of mobile network operators or the PRC government with respect to mobile applications and other content may result in lower revenues or additional costs for us and materially and adversely affect our business operations, financial condition and results of operations.

We rely heavily on PRC mobile network operators, directly and indirectly, to distribute our products to our users. The mobile telecommunications business in China is highly concentrated, and major mobile network operators, such as China Mobile, may from time to time issue new policies or change their business practices, requesting or stating their preferences for certain actions to be taken by all mobile service providers using their networks. In 2012, China Mobile, the service provider for all of our single-player game bundles, decided to decrease the number of pop-up advertisements broadcast to its users. This limited the promotion of our game bundles on China Mobile’s platform and resulted in a decline in total subscriptions for our single-player game bundles, which adversely affected our business. The PRC government may implement new policies or change existing policies regulating the mobile telecommunications business. Such new policies or change may cause our revenues to decrease or operating costs to increase. In January 2010, China Mobile began implementing an additional series of measures targeted at further improving the user experience from mobile handset embedded services. Under these measures, additional notices and confirmations to users are required during their purchases of mobile applications and other content that are embedded in handsets. These measures made payments for purchases of mobile applications more cumbersome. We cannot assure you that PRC mobile network operators or the PRC government will not introduce additional requirements with respect to the procedures for ordering monthly subscriptions or single-transaction downloads of our mobile games, notifications to users, the billing of users or other consumer-protection measures or adopt other policies that may require significant changes in the way we promote and sell our mobile games, any of which could have a material adverse effect on our financial condition and results of operations.

Our limited operating history makes it difficult to evaluate our future prospects and results of operations.

We have a limited operating history under our current business model upon which to evaluate the viability and sustainability of our business. CMGE was incorporated in the Cayman Islands as an exempted limited liability company on January 20, 2011 by VODone as its wholly-owned subsidiary. Our business was formed through three separate acquisitions undertaken by VODone in 2009 and 2010 and was operated by VODone through various subsidiaries and our variable interest entity, or VIE, until our reorganization effective August 23, 2011. Accordingly, you should consider our future prospects in light of the risks and uncertainties experienced by early stage companies in evolving industries, such as the mobile game industry in China, and companies that have been formed through the combination of previously separate businesses. Some of these risks and uncertainties relate to our ability to:

•	maintain and extend our position as the leading mobile game developer in China;

•	continue to offer new and creative mobile games to attract and retain a larger user base and increase user activity;

•	maintain and expand our distribution network; and

•	upgrade our technology and infrastructure to support increased traffic and expanded offerings of products and services.

If we are unsuccessful in addressing any of these risks and uncertainties, our business may be materially and adversely affected.

We may face technical, operational and strategic challenges that may prevent us from successfully integrating the feature phone mobile games, handset design and smartphone mobile games businesses.

We were formed as a holding company for feature phone mobile games, handset design and smartphone mobile game businesses, three relatively independent businesses, as a result of VODone’s acquisitions of 70% equity interest in Dragon Joyce and 3GUU BVI, in October 2009 and December 2010, respectively, VODone’s 70% equity interest in OWX Holding, which completed its acquisition of substantially all the assets of Bright Way and Tastech in October 2010, and our recent reorganization. See “Item 4. Information on the Company—A. History and Development of the Company.” In the fourth quarter of 2012, we combined our feature phone and smartphone mobile games business due to the increasing popularity of smartphones over feature phones resulting in the shift in our revenue contributions. The combination of feature phone games and smartphone games into a single segment reflects the segment data submitted to our chief operating decision maker for 2012. The acquisition and combination of the underlying businesses involve risks related to the integration and management of the acquired technologies, operations and personnel. Prior to our reorganization, the three entities had limited experience operating together under the same management and each had its own operational and financial control systems. We believe the integration of the three businesses, particularly the combination of the two mobile phone game businesses, has been and will continue to be critical to our success. Accordingly, any events that hinder or prevent the effective integration or collaboration of our businesses could negatively impact our business. For example, our management includes key executive officers from each of these three entities, who together with our other management members collectively manage and set strategy for our business. These executive officers have worked together for a relatively short period of time and there can be no assurance that they will always cooperate effectively. We may also encounter substantial difficulties, costs and delays in further integrating the operations of these entities. If we fail to successfully integrate the combined entities, we may not be able to realize the synergies expected from the combination.

We may face increasing competition, which could reduce our market share and materially and adversely affect our results of operations.

The mobile game industry in China is highly competitive. The industry is characterized by the frequent introduction of new products and services, short product life cycles, evolving industry standards, rapid adoption of technological and product advancements, as well as price sensitivity on the part of users. In China, we compete directly with:

•	other mobile game developers; and

•	large China-based Internet companies that may develop and operate their own mobile games.

Some of our products are made available to customers in countries outside of China through our cooperation with mobile network operators abroad, handset companies in China and various application stores. Our mobile game products offered internationally are also subject to intense competition. In addition, we face competition from other media formats and mobile applications and content, such as Internet-based games, mobile music, mobile books and social network services.

Some of our existing and potential competitors have significantly greater financial, technological and marketing resources and stronger relationships with industry participants than we do. Some of our competitors or potential competitors, especially major international mobile game developers, have greater mobile game development experience and resources than we have. If there are new entrants in the market or intensified competition among existing competitors, we may have to provide more incentives to industry participants, such as distributors and agents, which could adversely affect our profitability. If we fail to compete effectively, our market share could reduce and our results of operations could be materially and adversely affected.

Our business is highly dependent on Ouyinhua to establish and maintain relationships with handset companies.

We rely on handset manufacturers to pre-install our Game Center application store on smartphones and our mobile games onto feature phones, which is the primary way in which we develop our user base. We work with one agent, Shenzhen Ouyinhua Information Consulting Co., Ltd., or Ouyinhua, to arrange the pre-installation of our Game Center application store on the smartphone handsets of approximately 75 handset companies and design houses. In addition, Ouyinhua arranges the pre-installation of our platforms for downloading single-player games on feature phones, as well as our feature phone games, on the handsets of approximately 325 handset companies and design houses.

We pay Ouyinhua based on either the profit generated from games or the number of activated accounts. See “Item 4. Information on the Company—B. Business Overview—Collaborative Relationships—Distribution Channels—Handset Companies and Design Houses.” We account for the amounts we pay Ouyinhua under cost of revenues. In 2010, 2011 and 2012, we paid to Ouyinhua RMB20.7 million, RMB44.9 million and RMB37.5 million, respectively, under the cooperation agreements, which represented 63.1%, 56.7% and 50.1% of our cost of revenues attributable to games revenue, respectively. Unfavorable changes to our relationship with Ouyinhua or its relationship with handset companies could materially and adversely affect our prospects, financial conditions and results of operations. We have direct agreements with 18 handset companies and design houses, and these agreements are generally for terms of one year. These agreements usually do not prohibit handset manufacturers from installing applications and content from other mobile game developers. We compete with other mobile game developers for limited space in chipsets or more prominent display of our games to users. Due to our reliance on handset manufacturers to install our applications, any loss of our existing relationship with these companies, our failure to establish cooperation with additional companies, particularly those with a substantial market share or growth potential, or our failure to maintain a good relationship with Ouyinhua would result in a decrease in the number of handsets pre-installed with our games and our market share.

Our ability to generate revenues could suffer if the PRC market for mobile games does not develop as anticipated.

The mobile games market in China has evolved rapidly in recent years, with developments such as the introduction of new business models, the development of user preferences, the increasing popularity of smartphones over feature phones, market entry by new competitors and the adoption of new strategies by existing competitors. We expect each of these trends to continue, and we must continue to adapt our strategy to successfully compete in our market. There are numerous other technologies and business models in varying stages of development, such as portable tablet computers, netbooks or other mobile Internet handsets involving fourth generation mobile technologies, which could render certain current technologies or applications obsolete. Accordingly, it is extremely difficult to accurately predict user acceptance and demand for our various existing and potential new offerings, and the future size, composition and growth of this market. Furthermore, given the limited history and rapidly evolving nature of our market, we cannot predict the price that users will be willing to pay for our mobile games or whether users will have concerns over security, reliability, cost and quality of service associated with mobile games. If acceptance of our mobile games is different than anticipated, our ability to maintain or increase our revenues and profits could be materially and adversely affected.

As mobile social games are expected to account for an increasing portion of our revenues in the future, any adverse developments relating to such content may adversely affect our results of operations.

We anticipate that revenue generated from our mobile social games will account for an increasing percentage of our revenues in the foreseeable future. Social games require a substantial number of users to reach critical mass and may result in the concentration of users in certain titles. We are enhancing our efforts in developing and marketing social games because of the expected growth of the social game market. Accordingly, any of the following could materially and adversely affect our business, financial condition and results of operations:

•	any reduction in or failure to grow the user base of the existing social games;

•	any decrease in popularity of the existing social games in the market or any decrease in their purchases due to intensifying competition or other factors;

•	our failure to make quality upgrades, enhancements or improvements to social games in a timely manner in response to user preferences;

•	our failure to develop and launch new social games that appeal to users;

•	our failure to efficiently operate social games and provide effective customer service;

•	our failure to comply with regulatory requirements with respect to social games; or

•	any breach of related software security, prolonged server interruption due to network failures, hacking activities or other factors or any other adverse developments relating to social games.

We may not be successful in effectively promoting or developing our brands.

Enhancing the awareness of our mobile game brands among users is a part of our growth strategy. We believe our future success depends on, among other things, market recognition and acceptance of, as well as our ability to promote, our CMGE brand. We market our mobile games and promote our brands through advertising and promotional programs such as online advertising. Our ability to sell our products and enhance recognition of our brands depends in part upon the success of these programs. There is no assurance that we will be able to effectively promote or develop our brand and if we fail to do so, our growth may be adversely affected. In addition, negative publicity or disputes regarding our brands, offerings, company or management could materially and adversely affect public perception of our brands. Many of the factors that affect our brands may be outside our control, such as industry participants, including handset companies and content providers working with us, tainting our brand because of the concern over the quality of such industry participants’ products and services. Any impact on our ability to effectively promote our brands or any significant damage to our brand’s image could materially and adversely affect our sales, profits and prospects.

We depend on mobile network operators and mobile service providers for the collection of a significant portion of our revenues, any loss or deterioration of our relationship with mobile service providers or mobile network operators, or the inaccuracy of the billing and collection systems of mobile network operators and mobile service providers may result in the loss of revenues and have material adverse effect on our cash flows.

We collect payments from our users primarily through the billing and collection systems of China’s three largest network operators, including China Mobile and China Telecom, who dominate the wireless telecommunication sector in China. We collect payments from these mobile network operators directly for our revenues from games on smartphones and indirectly for our revenues from games on feature phones through mobile service providers. During 2010, 2011 and 2012, 63.0%, 39.3% and 40.6%, respectively, of our mobile phone game revenues were collected through our top ten mobile service providers, the top three of which were Shenzhen Huayahexun Technology Co., Ltd., Beijing Shidai Xunda Technology Co., Ltd., or Shidai Xunda, and Shenzhen Zhongxuntiancheng Technology Co., Ltd. during 2011 and Guizhou Shanzi Information Technology Ltd., Shenzhen Givoe Technology Co. Ltd. and Beijing Leitingwanjun Network Technology Co. Ltd. during 2012. The concentration of our sales through one or a few large mobile service providers and China’s dominant mobile phone operators could lead to a short-term disruption in our sales if one or more of them were to reduce its offerings or cease offering our products. Such concentration also makes us more vulnerable to collection risks should one or more of these providers or operators become unable or unwilling to share the proceeds it receives with us. Also, China Mobile places content providers, including us, into different preference classes based on a series of criteria, including game performance, customer satisfaction, responsiveness and technical support, among others. Further, we have in the past been reclassified by China Mobile due to user complaints, and we may be subject to downgrades in the future. Our operations and business could be harmed if our relationships with one or more of these mobile network operators and mobile service providers deteriorates, or if one or more of the key mobile service providers experience deterioration in their business or experiences an increase in non-payment from users, or there is any disruption in the relationship between any of these mobile service providers and mobile network operators. In addition, we rely on some mobile network operators to distribute and promote certain of our games and changes in how they distribute or promote our games could have a material and adverse effect on our results of operations and financial condition.

Furthermore, we depend on mobile network operators directly and indirectly to maintain accurate records of payments of sales proceeds by users and to collect such payments. We receive periodic statements from mobile network operators and mobile service providers that indicate the aggregate amount of fees that were charged to users for purchases of mobile game products. Our mobile service providers usually generate their periodic statements to us based on the periodic statements they receive from the mobile network operators. We generally offer mobile network operators and service providers credit terms ranging from 30 to 60 days. Receivables from China Mobile in terms of accounts receivable balances accounted for 31.6%, 15.2% and 8.0% of our total trade receivable as of December 31, 2010, 2011, and 2012, respectively. Receivables from our top ten mobile service providers in terms of accounts receivable balances accounted for 57.6%, 48.9% and 71.1% of our total trade receivable as of December 31, 2010, 2011, and 2012, respectively. Failure to timely collect our receivables from mobile network operators or mobile service providers may adversely affect our cash flows. For example, in recent months China Mobile has lengthened its payment period to our service providers due to its tightened settlement policy, which in turn lengthens the payment period of those service providers to us. In addition, if the mobile network operators or mobile service providers demand increase to their share of revenues under our revenue-sharing arrangement, our results of operation may be materially and adversely affected.

Our strategy of acquiring and investing in complementary businesses, assets and technologies may result in operating difficulties, dilution to our investors and other negative consequences.

As part of our business strategy, we have successfully acquired, and intend to continue to selectively acquire and invest in, businesses, assets and technologies that complement our existing business, including (i) acquisitions of companies, businesses, intellectual property rights, and other assets, (ii) minority investments in strategic partners, and (iii) investments in new interactive mobile game businesses. Acquisitions and investments involve uncertainties and risks, including:

•	accurately evaluating potential of acquisition targets and identifying acquisition targets with operations complementary to our existing operations;

•	potential ongoing financial obligations and unforeseen or hidden liabilities;

•	retaining key employees and maintaining the key business relationships with customers of the businesses we acquire;

•	failure to achieve the intended objectives, benefits or revenue enhancement;

•	costs and difficulties of integrating acquired businesses and managing a larger business;

•	the need to integrate an acquired company’s accounting, management information, human resource and other administrative systems to permit effective management and timely reporting;

•

the possibility that, before the acquisition or investment, we will not discover important facts during due diligence that could have a material adverse impact on the value of the businesses we acquire or invest in;

•	significant accounting charges resulting from the completion and integration of a sizeable acquisition and increased capital expenditures;

•	the possibility that a change of control of a company we acquire triggers a termination of contractual or intellectual property rights important to the operation of its business; and

•	diversion of resources and management attention.

Our failure to address these risks successfully may have a material adverse effect on our financial condition and results of operations. In addition, any such acquisition or investment may require a significant amount of capital investment, which would decrease the amount of cash available for working capital or capital expenditures. Furthermore, if we use our equity securities to pay for acquisitions, we may dilute the value of the ADSs and the underlying ordinary shares. Our shareholders may not have the opportunity to review, vote on or evaluate future acquisitions or investments. If we borrow funds to finance acquisitions, such debt instruments may contain restrictive covenants that could, among other things, restrict us from distributing dividends.

Our failure to anticipate or successfully implement new technologies could render our mobile games uncompetitive or obsolete, and reduce our revenues and market share.

The mobile applications industry is subject to rapid technological change, which requires us to anticipate well in advance, which technologies we must implement and take advantage of in order to make our mobile game products competitive in the market. We also need to invest significant financial resources in research and development to keep pace with technological advances in order to make our technologies, product offerings and development capabilities competitive in the market. However, development activities are inherently uncertain, and we might encounter practical difficulties in commercializing our development results. Our expenditures on research and development may not generate commensurate benefits. Given the fast pace with which mobile games technology has been and will continue to be developed, we may not be able to timely improve our technologies in an efficient and cost-effective manner, or at all. New technologies in our industry could render the technologies and product offerings that we are developing or expect to develop in the future obsolete or uncompetitive, thereby potentially resulting in a decline in our revenues and market share.

Undetected programming errors or flaws in our mobile game products could harm our reputation or decrease market acceptance of our products.

Our mobile games are subject to frequent improvement and updates and may contain errors or flaws that may become apparent only after the updated applications are accessed by mobile users, particularly as we launch new updates under tight time constraints. From time to time, our users may inform us of programming flaws affecting their experience, and we are generally able to resolve such flaws promptly. However, if for any reason, programming errors or flaws are not resolved in a timely fashion, we may lose some of our users and our revenues will be affected negatively, and our reputation and market acceptance of our mobile games may also be harmed. In addition, PRC government has promulgated rules and regulations targeting mobile service providers that charge for applications and other content without user consent. If a programming error or flaw in our products inadvertently charges users without consent, we may be subject to administrative penalties and fines.

Network interruptions caused by system failures or other internal or external factors may lead to player attrition and revenue reduction and harm our business and reputation.

Any failure to maintain the satisfactory performance, reliability, security and availability of our network and computer infrastructure may cause significant harm to our reputation and our ability to attract and maintain players. We have experienced server interruption lasting from several minutes to a few hours. Any server interruptions, break-downs or system failures, including failures which may be attributable to events within or outside our control that could result in a sustained shutdown of all or a material portion of our services, could adversely impact our ability to service our players and lead to player attrition and revenue reduction. Our network systems are also vulnerable to damage from computer viruses, fire, flood, earthquake, power loss, telecommunications failures, computer hacking and similar events.

The growth of our business may be adversely affected due to breaches of our security measures and unintended disclosures of our intellectual property or our customer data.

As we conduct our business on mobile handsets only, we are collecting and storing an increasing amount of customer data. We rely on proprietary encryption and authentication technology to provide the security and authentication necessary to effect secure transmission of confidential user information, such as user name and password. It is possible that our security controls over customer data may not prevent the improper disclosure of personally identifiable information. A party who is able to circumvent these security measures could misappropriate proprietary information or cause interruptions in our operations. A security breach that leads to disclosure of customer account information (including mobile numbers or other personally identifiable information) could harm our reputation and subject us to liability under laws that protect personal data, resulting in increased costs or loss of revenue. We may be required to expend significant capital and other resources to prevent such security breaches or to alleviate problems caused by such breaches. We may also lose current or potential customers for our mobile games that require the collection of customer data because of the perception that we cannot adequately protect our customers’ privacy. Additionally, our business operation may be harmed by users’ concerns over playing games on their mobile phones. For instance, malware has recently been identified to have been disguised as popular mobile games on Android devices. The malware will subscribe to the paid services without user’s consent thus resulting in fraudulent charges to users. Concerns over the security and privacy of user information may inhibit the wireless business generally, and our mobile games in particular. There can be no assurance that our security measures will prevent security breaches or the users’ interest in playing mobile games would continue if malware spreads its attacks on the mobile phones. Failure to prevent security breaches or users’ concerns over development of mobile phone malware may have a material adverse effect on our business, prospects, financial condition and results of operations.

We could be liable for breaches of security of payment processing agents, which may have a material adverse effect on our reputation and business.

In addition to collection through China Mobile and mobile service providers, currently a small portion of our revenues is collected through payment processing agents, who help us collect sales proceeds through third-party payment channels such as prepaid cards, bank remittance, and virtual currency, among others. Although our payment processing agents have not historically collected a significant volume of sales proceeds, going forward, we plan to increasingly utilize these payment processing agents. In the transactions utilizing third-party payment channels, secured transmission of confidential information, such as customers’ card numbers and expiration dates, personal information and billing addresses, over wireless networks, the Internet and/or third-parties’ databases, is essential to maintain consumer confidence. We do not have control over the security measures of third-party payment channels and we cannot assure you that their security measures are adequate or will be adequate with the expected increased usage of their payment channels. Security breaches of these payment channels could expose us to litigation and possible liability for failure to secure customer transaction data and could harm our reputation and ability to attract users and encourage users to pay through these third-party payment channels.

Our business is subject to the risks associated with international operations.

Although substantially all of our revenues in 2010, 2011 and 2012 were derived from our operations in China, international expansion forms an important component of our growth strategy. Expanding our business internationally exposes us to a number of risks, including:

•	fluctuations in currency exchange rates;

•	our ability to select the appropriate geographical regions for international expansion;

•	difficulty in identifying appropriate partners and establishing and maintaining good cooperation relationships with them;

•	difficulty in understanding local market and culture; and

•	increased costs associated with doing business in foreign jurisdictions.

Our financial condition and operating results also could be significantly affected by these and other risks associated with international activities. Furthermore, we have implemented policies and procedures designed to facilitate compliance with laws and regulations in foreign jurisdictions applicable to us, but there can be no assurance that our employees, contractors, or agents will not violate such laws and regulations or our policies. Any such violations could individually or in the aggregate materially and adversely affect our financial condition or operating results.

Our success depends on the continuing and collaborative efforts of our management team and other key personnel, and our business may be harmed if we lose their services.

Our future success depends heavily upon the continuing services of our key management team. If one or more of our executives or other key personnel are unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all, and our business may be disrupted and our financial condition and results of operations may be materially and adversely affected. Competition for management and key personnel is intense, the pool of qualified candidates is limited, and we may not be able to retain the services of our executives or key personnel, or attract and retain experienced executives or key personnel in the future. If any of our executives or other key personnel joins a competitor or forms a competing company, we may lose customers, distributors, know-how and key personnel. Each of our executive officers and key employees has entered into an employment agreement with us that contains confidentiality provisions. If any disputes arise between any of our executives or key personnel and us, we cannot assure you the extent to which any of these agreements may be enforced.

We rely on highly skilled personnel. If we are unable to retain or motivate them or hire additional qualified personnel, we may not be able to grow effectively.

Our performance and future success depend on the talents and efforts of highly skilled individuals. We will need to continue to identify, hire, develop, motivate and retain highly skilled personnel for all areas of our organization. Competition in the mobile games industry for qualified employees is intense. Our continued ability to compete effectively depends on our ability to attract new employees and to retain and motivate our existing employees. As competition in the mobile games industry intensifies, it may be more difficult for us to hire, motivate and retain highly skilled personnel. While our game development engines help protect us from potential interruptions in our operations due to loss of development personnel, if we do not succeed in attracting additional highly skilled personnel or retaining or motivating our existing personnel, we may be unable to grow effectively.

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

We rely on a combination of copyright, trademark and trade secret laws, as well as nondisclosure agreements and other methods to protect our intellectual property rights. We have applied for the registration of the “KKFun Mobile Games” trademark in China. As of December 31, 2012, we registered 46 copyrights with the State Copyright Bureau of the PRC, for software we developed or acquired from third parties. The protection of intellectual property rights in China may not be as effective as those in the United States or other countries. We have in the past discovered some users had illegally modified our games so that they could access our games on smartphones for free. The steps we have taken may be inadequate to prevent the misappropriation of our technology or unauthorized use of our brands or products. Reverse engineering, unauthorized copying or other misappropriation of our technologies, or unauthorized access of our products could enable third parties to benefit from our technologies or products without compensating us. Moreover, unauthorized use of our technology could enable our competitors to offer products and services that are comparable to or better than ours, which could harm our business and competitive position. From time to time, we may have to enforce our intellectual property rights and brands through litigation. Such litigation may result in substantial costs and diversion of resources and management attention.

Third parties may claim that we infringe their proprietary rights, which could cause us to incur significant legal expenses and prevent us from promoting our products and services.

We have not received any claims that we have infringed the intellectual property rights of others, but may in the future receive such claims. Any such claim, with or without merit, could result in costly litigation and distract our management from day-to-day operations. If we fail to successfully defend against such claims, we could be required to make unavailable or redesign our mobile games, pay monetary amounts as damages, enter into royalty or licensing arrangements, or satisfy indemnification obligations that we have with some of our users. Any royalty or licensing arrangements that we may seek in such circumstances may not be available to us on commercially reasonable terms or at all. Also, if we acquire technology to include in our products from third parties, our exposure to infringement actions may increase because we must rely upon these third parties to verify the origin and ownership of such technology. This exposure to liability could result in disruptions in our business that could materially and adversely affect our operating results.

If we fail to establish an effective system of internal control, we may be unable to accurately and timely report our financial results or prevent fraud.

We are subject to reporting obligations under U.S. securities laws. Section 404 of the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley, and related rules require a public company to include a management report on the company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting, beginning with the filing of its second annual report. In addition, under Section 404(b) of Sarbanes-Oxley, our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting beginning with our annual report on Form 20-F following the date on which we cease to qualify as an “emerging growth company” under the Securities Act, which may be up to five fiscal years following the date of the September 2012 listing of our ADSs. Our reporting obligations as a public company will place a significant strain on our management, operational and financial resources and systems for the foreseeable future.

In the preparation of the consolidated financial statements for the year ended December 31, 2012, we identified a material weakness in our internal control over financial reporting. The material weakness and control deficiencies identified were identical to those identified during the audit of our consolidated financial statements for our predecessor for the period from January 1, 2009 to October 26, 2009, and for us for the period from October 27, 2009 to December 31, 2009 and the years ended December 31, 2010 and 2011. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of our company’s financial statements will not be prevented, or detected and corrected on a timely basis. Effective internal control over financial reporting is necessary for us to provide reliable financial reports, effectively prevent fraud and operate as a public company.

The material weakness relates to insufficient personnel with U.S. GAAP expertise in the preparation and review of the financial statements and related disclosures in accordance with U.S. GAAP and Securities and Exchange Commission, or SEC, requirements. We have taken initiatives to improve and will continue to strengthen our internal control over financial reporting and disclosure controls. For details on these initiatives, please see “Item 5. Operating and Financial Review and Prospects—Internal Control Over Financial Reporting.” However, the implementation of these initiatives may not fully address the material weakness in our internal control over financial reporting. In addition, the process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to employ significant resources to maintain a financial reporting system that satisfies our reporting obligations. Our failure to remediate the material weakness or our failure to discover and address any other material weaknesses or deficiencies may result in inaccuracies in our financial statements or delay the preparation of our financial statements. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of the ADSs, may be materially and adversely affected. Ineffective internal control over financial reporting could also expose us to increased risk of fraud or misappropriations of corporate assets and subject us to potential delisting from the stock exchange on which the ADSs are listed, regulatory investigations or civil or criminal sanctions.

If we are required to write down goodwill and other intangible assets, our financial condition and results may be materially and adversely affected.

When we acquire a business, a substantial portion of the purchase price of the acquisition is generally allocated to goodwill and other identifiable intangible assets. The amount of the purchase price that is allocated to goodwill and other intangible assets is determined by the excess of the purchase price over the net identifiable tangible assets acquired. As of December 31, 2012, goodwill represented RMB564.8 million (US$90.7 million), or 74.1% of our total shareholders’ equity, and other net intangible assets represented RMB43.0 million (US$6.9 million), or 5.6% of our total shareholders’ equity. Management performed impairment assessment annually and we recognized an impairment loss of RMB33.5 million (US$5.4 million) in goodwill and RMB10.9 million (US$1.8 million) in intangible assets in 2012. This impairment loss reflected a decline in the fair value of OWX Holding, our subsidiary engaged in the handset design business, the assets of which were mostly acquired in October 2010.

Under current accounting standards, if we determine that goodwill or intangible assets are further impaired, we will be required to write down the value of such assets and recognize corresponding impairment charges. We may make additional acquisitions in the future, and if we do so, goodwill and intangible assets may comprise a significant percentage of our shareholders’ equity. As such, any write-down related to such goodwill and intangible assets may adversely and materially affect our shareholders’ equity and financial results.

We are an “emerging growth company” and the reduced disclosure requirements applicable to emerging growth companies may make the ADSs less attractive to investors.

As we are an “emerging growth company,” as defined in Section 2(a) of the Securities Act, we benefit from certain exemptions from reporting requirements that apply to other public companies that are not emerging growth companies. For example, we will not be required to comply with the auditor attestation requirements of Section 404(b) of Sarbanes-Oxley until up to five fiscal years after our September 2012 listing. Emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, we are subject to the same new or revised accounting standards as other public companies that are not emerging growth companies. We will cease to be an emerging growth company on the earliest of (i) the last day of the fiscal year in which we had US$1 billion or more in annual gross revenues, (ii) the last day of the fiscal year following the fifth anniversary of our listing, (iii) the date on which we have, during the previous three-year period, issued more than US$1 billion in non-convertible debt, or (iv) the date on which we are deemed a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act.

We cannot predict if investors will find the ADSs less attractive if we rely on any of the exemptions available to emerging growth companies. If some investors find the ADSs less attractive as a result, there may be a less active trading market for the ADSs and the price of the ADSs may be more volatile.

We may need additional capital, and we may be unable to obtain such capital in a timely manner or on acceptable terms, or at all.

To grow our business and remain competitive, we may require additional capital. Our ability to obtain additional capital is subject to a variety of uncertainties, including:

•	our future financial condition, results of operations and cash flows;

•	general market conditions for capital raising activities by companies offering Internet and mobile products and services; and

•	economic, political and other conditions in China and internationally.

We may be unable to obtain additional capital in a timely manner or on acceptable terms or at all. In addition, our future capital needs and other business reasons could require us to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity or equity-linked securities could result in dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations or our ability to pay dividends to our shareholders.

We have limited insurance coverage which could expose us to significant costs and business disruption.

We maintain various insurance policies to safeguard against risks and unexpected events for our properties. However, as the insurance industry in China is still in an early stage of development, insurance companies in China currently offer limited business-related insurance products. We do not maintain business interruption insurance, key-man life insurance, or insurance policies for certain of our properties. Any disruption in our network infrastructure or business operations, litigation or natural disaster may result in our incurring substantial costs and the diversion of our resources. Our insurance coverage may not be sufficient to prevent us from any loss and there is no certainty that we will be able to successfully claim our losses under our current insurance policy on a timely basis, or at all. If we incur any loss that is not covered by our insurance policies, or the compensated amount is significantly less than our actual loss, our business, financial condition and results of operations could be materially and adversely affected.

The unaudited pro forma consolidated financial information included in this annual report contains financial information that has not been audited by an independent registered public accounting firm and that is derived in part through estimates by management, and accordingly the pro forma financial information may differ significantly from the actual consolidated financial information.

The unaudited pro forma consolidated financial information presented in this annual report contains all the adjustments, including normal recurring adjustments, necessary for a fair presentation of the operating results in the historical periods. However, since these adjustments are based on estimates, such as the estimated amortization period for intangible assets of significant acquired entities, it is not intended to show how the consolidated companies would have actually performed if the events described above had in fact occurred on the dates assumed or to project the results of operations or financial position for any future date or period. The financial information of some of the entities included in the pro forma consolidated financial information has been audited by an independent registered public accounting firm. However, the audited financial information of these entities for the periods described, including the statements of comprehensive income relating to these entities that have been used to calculate the pro forma financial information for the year ended December 31, 2010, may differ significantly from any actual consolidated financial information had it been audited or reviewed by an independent registered public accounting firm. See the explanatory paragraphs to “—A. Selected Financial Data” and “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Unaudited Pro Forma Consolidated Financial Information for the year ended December 31, 2010.”

You should not rely on the discussion of the operating results of our predecessor as an indication of our future performance.

We acquired substantially all of the assets of Bright Way and Tastech in October 2010 and we acquired 3GUU BVI in December 2010. See “Item 4. Information on the Company—A. History and Development of the Company.” We have placed, for illustrative purposes only, the financial results of the predecessor and successor entities along side each other. We also discuss the historical data as a part of “Item 5. Operating and Financial Review and Prospects.” The discussion of the periodic data of our predecessor may not be sufficiently meaningful or informative, and you should not rely on these discussions as an indication of our future performance.

Risks Related to Our Corporate Structure

As our largest shareholder, VODone controls the outcome of our shareholder actions, and may thereby limit our ability to undertake any corporate action that requires shareholder approval, such as obtaining additional financing or making acquisitions.

VODone holds, directly or indirectly, 57.3% of our outstanding ordinary shares, including all of our Class B shares, representing 87.0% of the voting power of our outstanding ordinary shares. Its shareholding gives it the power to pass ordinary resolutions, thereby giving VODone effective control over a majority of our corporate actions (including appointment of directors) and, for so long as it holds more than two-thirds of the voting power of our outstanding ordinary shares, to pass special resolutions, which are required to effect important corporate actions including removing directors, approving a merger, changing our name, amending our constitutional documents and winding up our company. Even if VODone ceases to own or control more than 50% of our shares or voting power of our outstanding shares, for so long as it continues to have a substantial equity interest in us, it may, as a practical matter, be in a position to control many or all of our actions. Significant corporate actions, including the incurrence of material indebtedness, the issuance of a material amount of equity securities or significant strategic changes in our business, may be effected by our board of directors without the consent of our shareholders. VODone might oppose any action that would dilute its equity interest in us, and may be unable or unwilling to participate in our future financings. VODone, as our majority shareholder with the right to appoint directors to our board of directors, could block any such action and thereby materially harm our business or prospects. In addition, if VODone provides shareholder support to us in the form of shareholder loans or provides credit support by guaranteeing our obligations, they may become our creditors with different interests than shareholders with only equity interests in us. The concentration of controlling ownership of our shares may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of the ADSs.

We may have conflicts of interest with VODone and, because of VODone’s controlling ownership interest in us, may not be able to resolve such conflicts on terms favorable to us.

Conflicts of interest may arise between VODone and us in a number of areas relating to our past and ongoing relationships. Potential conflicts of interest that we have identified include, among others, competing for employee recruiting and retention and allocation of business and investment opportunities. There may be conflicts of interest arising from the ownership of VODone stock and options by members of our board and management, notwithstanding the duty of loyalty these persons owe us. Also, VODone may decide to sell all or a portion of the shares that it holds in us to a third party and give that third party substantial influence over our business and our affairs. Such a sale could be contrary to the interests of certain of our stakeholders, including our employees or our public shareholders.

Our chairman, Lijun Zhang, is also the founder, chairman and a major shareholder of VODone. VODone may from time to time make strategic decisions that it believes are in the best interests of its business as a whole, including its stake in us. These decisions may be different from the decisions that we would have made on our own and may not be aligned with the interests of our shareholders. We may not be able to resolve any potential conflicts and, even if we do, the resolution may be less favorable to us than if we were dealing with an unaffiliated party.

On October 21, 2011, we entered into a Non-Compete Agreement with VODone under which VODone agreed not to, among other things, engage, or assist any of its other subsidiaries in engaging, in the mobile game development and operation, and handset design business. However, so long as VODone continues to control us, we may not be able to bring a legal claim against VODone in the event of contractual breach, notwithstanding our contractual rights under the Non-Compete Agreement. Even if the Non-Compete Agreement is enforced, we may not receive adequate remedies from courts in China or elsewhere.

To comply with PRC laws and regulations limiting foreign ownership of telecommunication and online cultural businesses, we conduct a substantial portion of our businesses through our VIE in China by means of contractual arrangements. If the PRC government determines that these contractual arrangements do not comply with applicable regulations, our business could be materially and adversely affected.

The PRC government restricts foreign investment in telecommunication and online cultural businesses. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Telecommunications Industry” and “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Online Games and Cultural Products.” In light of these restrictions, we conduct a significant portion of our business activities through our VIE, Guangzhou Yingzheng Information Technology Co., Ltd., or Yingzheng. Although we do not have any equity interest in Yingzheng, we are able to exercise effective control over Yingzheng and receive substantially all of the economic benefits of its operations through various contractual arrangements with Yingzheng and its registered shareholders. For a description of these contractual arrangements, see “Item 4. Information on the Company—A. History and Development of the Company—Our Contractual Arrangements with VIE.”

On July 13, 2006, the Ministry of Industry and Information Technology of the PRC, or the MIIT, issued the “Circular on Strengthening Administration of Foreign Invested Value-Added Telecommunications Business Operation,” or the MIIT Circular. The MIIT Circular emphasizes that a foreign investor planning to invest in the PRC value-added telecommunications sector must set up a foreign-invested enterprise and apply for the applicable telecommunications business operating license. Further, a domestic value-added telecommunications services provider cannot lease, transfer or sell any telecommunications business operating license to a foreign investor, or provide resources, sites, facilities or other conditions to a foreign investor for its illegal operation of a telecommunications business in China. Due to a lack of interpretative materials from the regulators, it is currently unclear what impact the MIIT Circular will have on us or other companies that have adopted similar corporate and contractual structures.

On September 28, 2009, General Administration of Press and Publication, or GAPP, the National Copyright Administration and the National Office of Combating Pornography and Illegal Publications jointly published the Notice Regarding the Consistent Implementation of the “Stipulations on Three Provisions of the State Council and the Relevant Interpretations of the State Commission Office for Public Sector Reform and the Further Strengthening of the Administration of Pre-examination and Approval of Internet Games and the Examination and Approval of Imported Internet Games,” or the GAPP Notice. The GAPP Notice prohibits foreign investors from participating in online game operating businesses through foreign-invested enterprises in China, and from controlling and participating in such businesses of domestic companies indirectly through other forms of joint ventures or contractual or technical support arrangements. As no detailed interpretation of the GAPP Notice has been issued to date, it is not clear how the GAPP Notice will be implemented. Furthermore, as some other primary government regulators, such as the Ministry of Commerce, or MOFCOM, Ministry of Culture, or MOC, and MIIT, did not join GAPP in issuing the GAPP Notice, the scope of the implementation and enforcement of the GAPP Notice remains uncertain. According to Regulations on the Main Functions, Internal Organization and Staffing of GAPP issued by the General Office of the State Counsel on July 11, 2008 and its interpretation circulars, GAPP is authorized to approve online games before their launch on the Internet, while the MOC is authorized to administer and regulate the overall online game industry. Once an online game is launched on the Internet, it will be regulated only by the MOC, and if an online game is launched on the Internet without the prior GAPP approval, the MOC is the authority responsible for investigating the matter. We thus believe GAPP is unlikely to take action against our contractual arrangements with our VIE based solely on the GAPP Notice and without participation from other PRC governmental authorities, including the MOC. Effective on March 22, 2013, GAPP and the State Administration of Radio, Film and Television merged into one entity, namely, the State General Administration of Press, Publication, Radio, Film and Television, or, SAPPRFT, which oversees China’s press, publication, radio, film and TV sectors.

Our PRC legal advisor, Guantao Law Firm, is of the opinion that (i) our ownership structure is in compliance with PRC law and (ii) the contractual arrangements are valid and legally binding and enforceable and do not result in any violation of PRC law. There are, however, uncertainties regarding the interpretation and application of the MIIT Circular and GAPP Notice. If we are found to be in violation of the MIIT Circular, the GAPP Notice or any other PRC laws or regulations, or if we fail to obtain or maintain any of the required permits or approvals under our VIE arrangements, the relevant regulatory authorities would have broad discretion in dealing with such violations, including revoking the business and operating licenses of Yingzheng, our VIE, levying fines, confiscating our income or the income of Yingzheng to the extent that such income is related to the violation, discontinuing or restricting all or any portion of our operations or the operations of Yingzheng or taking other regulatory or enforcement actions. Any of these events could materially and adversely affect our business, financial condition and results of operations.

Should our ownership structure under the current VIE arrangement be challenged by the PRC authorities while the foreign investment restrictions over the telecommunications sector remain in effect, we would need to restructure our ownership structure. In that case, we may still be able to (i) develop mobile games in China and own the copyright for those games; (ii) grant to Yingzheng, or any other Chinese company that possesses necessary regulatory licenses, copyright licenses to operate our games in China and collect royalties from Yingzheng or such other Chinese company; (iii) use our technology, expertise and experience to provide technical services and support to Yingzheng in exchange for service fees; and (iv) require the registered shareholders of Yingzheng to pledge their equity interests in Yingzheng in favor of us to secure Yingzheng’s performance under these agreements. However, following such a restructuring we would not be able to adopt or rely on VIE arrangements and would thus be unable to exercise effective control over Yingzheng. Such a loss of control could result in disruptions in our business that could materially and adversely affect our financial condition and results of operations. Further, we may not be able to consolidate Yingzheng’s financial results in our consolidated financial statements in accordance with U.S. GAAP due to the lack of sufficient control over Yingzheng after such restructuring, which could materially and adversely affect our financial condition and results of operations.

Our contractual arrangements with our VIE and its shareholders may not be as effective in providing control over the entity as direct ownership.

Our contractual arrangements with Yingzheng and its shareholders may not be as effective in providing us with control over Yingzheng as direct ownership in it. If Yingzheng and its shareholders fail to perform their respective obligations under these contractual arrangements, we may incur substantial costs and resources enforcing these arrangements, and rely on legal remedies available under applicable PRC laws, including seeking specific performance and claiming damages. In particular, if shareholders of Yingzheng refuse to transfer their equity interests to us or our designated persons when we exercise the purchase option pursuant to these contractual arrangements, we may need to initiate legal actions to compel them to fulfill their contractual obligations.

If the applicable PRC authorities invalidate our contractual arrangements for violation of PRC laws, rules and regulations, or Yingzheng or its shareholders terminate the contractual arrangements or fail to perform their obligations under these contractual arrangements, part of our mobile game businesses in China would be materially disrupted, and the value of our ordinary shares would decrease substantially. Furthermore, if we fail to renew these contractual arrangements upon their expiration and the relevant foreign investment restrictions remain effective, we would not be able to continue our mobile game business.

In addition, if Yingzheng declares bankruptcy or if all or part of its assets become subject to court injunctions or asset freezes or liens or rights of third-party creditors, we may be unable to continue our business, which could materially and adversely affect our business, financial condition and results of operations. If Yingzheng undergoes a voluntary or involuntary liquidation proceeding, its shareholders or unrelated third-party creditors may claim rights to some or all of its assets and we would have to rely on its registered shareholders with whom we have contractual arrangements to protect our rights. The occurrence of any of these events may hinder our ability to operate part of our mobile game business, which could in turn materially harm our business and our ability to generate revenues and cause the market price of our ordinary shares to decline significantly.

The shareholders of Yingzheng may have potential conflicts of interest with us, which may adversely affect our business.

The registered shareholders of Yingzheng are our officers or employees, namely, Yongchao Wang, De Liang and Feng Zheng. Conflicts of interest may arise between these shareholders’ duties to us and Yingzheng. If such conflicts arise, these shareholders may not act in our best interests and conflicts of interest may not be resolved in our favor. In addition, these shareholders may breach or cause Yingzheng to breach or refuse to renew its existing contractual arrangements that allow us to exercise effective control over it and to receive economic benefits from it. If certain shareholders of Yingzheng do not comply with their fiduciary duties to us as our designated directors, or if we cannot resolve any conflicts of interest or disputes between us and such shareholders or any future beneficial owners of Yingzheng, we would have to rely on legal proceedings to remedy the situation, which could result in disruption of our business and substantial uncertainty as to the outcome of any such legal proceedings.

Further, these remedies may not always be effective, particularly in light of uncertainties in the PRC legal system. For example, we may have to resort to administrative and court proceedings to enforce the legal protection that we enjoy either by law or contract. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may impede our ability to enforce the contracts we have entered into with our VIE and its shareholders.

Contractual arrangements we have entered into may be subject to scrutiny by the PRC tax authorities, and a finding that we or our VIE owe additional taxes could reduce our net income and the value of your investment.

Under applicable PRC tax laws and regulations, arrangements and transactions among related parties may be subject to audit or scrutiny by the PRC tax authorities within ten years after the taxable year when the arrangements or transactions are conducted. We could face material and adverse tax consequences if the PRC tax authorities were to determine that the contractual arrangements among 3GUU BVI, our wholly-owned subsidiary, Guangzhou Yitongtianxia Software Development Co., Ltd., or Yitongtianxia, our wholly-owned subsidiary in China, Yingzheng and its shareholders were not entered into on an arm’s-length basis and therefore constituted unfavorable transfer pricing arrangements. Unfavorable transfer pricing arrangements could, among other things, result in an upward adjustment on taxation. In addition, the PRC tax authorities may impose interest on late payments on our consolidated affiliated entity for the adjusted but unpaid taxes. Our results of operations may be materially and adversely affected if our consolidated affiliated entities’ tax liabilities increase significantly or if they are required to pay interest on late payments.

We face uncertainty regarding the PRC tax reporting obligations and consequences for certain indirect transfers of the stock of our operating companies.

Pursuant to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or Circular 698, issued by the PRC State Administration of Taxation on December 10, 2009, where a foreign investor transfers the equity interests of a PRC resident enterprise indirectly by way of the sale of equity interests of an overseas holding company, or an Indirect Transfer, and such overseas holding company is located in a tax jurisdiction that: (i) has an effective tax rate less than 12.5% or (ii) does not tax foreign income of its residents, the foreign investor should report such Indirect Transfer to the competent tax authority of the PRC resident enterprise. The PRC tax authority will examine the true nature of the Indirect Transfer, and if the tax authority considers that the foreign investor has adopted an abusive arrangement in order to avoid PRC tax, they will disregard the existence of the overseas holding company and re-characterize the Indirect Transfer and as a result, gains derived from such Indirect Transfer may be subject to PRC withholding tax at the rate of up to 10%. In addition, the PRC resident enterprise is supposed to provide necessary assistance to support the enforcement of Circular 698.

There is little guidance and practical experience regarding the application of Circular 698, and we have not reported and it is not clear that we are required to report our offshore restructuring transactions, which were completed prior to the distribution, to the PRC tax authorities. See “Item 4. Information on the Company—A. History and Development of the Company—Our Reorganization.” It is possible that the PRC tax authorities would pursue our offshore enterprise shareholders to conduct a filing regarding our offshore restructuring transactions and request our PRC subsidiaries to assist in providing such disclosures. In addition, if our offshore subsidiaries are deemed to lack substance, they could be disregarded by the PRC tax authorities. As a result, we and our non-resident investors would be at risk of being taxed under Circular 698 and may be required to expend valuable resources to comply with Circular 698 or to establish that we should not be taxed under Circular 698, which may have a material adverse effect on our financial condition and results of operations or such non-resident enterprise investors’ investments in us.

MOFCOM may determine that our contractual arrangements are subject to their national security review and if they determine that our contractual arrangements are in violation of national security regulations, our business could be materially and adversely affected.

On August 25, 2011, MOFCOM promulgated the Regulations on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors, or the MOFCOM Security Review Regulations, which became effective on September 1, 2011, to implement the Circular by General Office of State Council on Establishment of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors promulgated on February 3, 2011, or the Security Review Circular. According to the Security Review Circular, if a targeted domestic enterprise is engaged in industries having a national security concern and the merger or acquisition will result in foreign investor’s acquiring actual control of the domestic enterprise, the transaction is subject to security review. According to the MOFCOM Security Review Regulations, MOFCOM will focus on substance and the actual impact of the transaction when deciding whether a specific merger or acquisition is subject to security review. If MOFCOM decides that a specific merger or acquisition is subject to security review, it will submit it to the Inter-Ministerial Panel, an authority established under the Security Review Circular led by the National Development and Reform Commission and MOFCOM under the leadership of the State Council, to carry out security review. The regulations prohibit foreign investors from bypassing the security review by structuring transactions through trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions. There is no explicit provision or official interpretation stating that the merging or acquisition of a company engaged in the mobile games business requires security review, and there is no requirement that acquisitions completed prior to the promulgation of the Security Review Circular are subject to MOFCOM review.

We acquired actual control over our VIE prior to promulgation of the Security Review Circular and the MOFCOM Security Review Regulations, so we do not believe we are required to submit our existing contractual arrangement to MOFCOM for security review. However, we have been advised by our PRC legal counsel, Guantao Law Firm, that as the Security Review Circular and the MOFCOM Security Review Regulations are relatively new and there is no clear statutory interpretation of them, there can be no assurance that MOFCOM will have the same view as we do when applying the national security review requirements. If MOFCOM takes the view that we are required to submit our existing contractual arrangement for review by them and the Inter-Ministerial Panel’s review, and if the Inter-Ministerial Panel determines that our contractual arrangement impacts or may impact national security, MOFCOM will, at the request of the Inter-Ministerial Panel and in collaboration with relevant departments, terminate our arrangement or take other effective measures, such as an equity transfer or assets transfer, so as to eliminate the impact of our contractual arrangement on national security. Any of these events could materially and adversely affect our business, financial condition and results of operations. Further, should MOFCOM take any of these actions, we may not be able to consolidate Yingzheng’s financial results in our consolidated financial statements in accordance with U.S. GAAP due to lack of sufficient control over Yingzheng after such restructuring, which could materially and adversely affect our financial condition and results of operations.

Risks Related to Regulation of Our Services and Products

The laws and regulations regulating mobile games in China continue to evolve and change. If we fail to obtain or maintain all applicable permits and approvals, our business and operations would be materially and adversely affected.

We are required to obtain licenses, permits and approvals from different regulatory authorities in order to conduct our business. We have obtained the Internet Publishing License from SAPPRFT, which authorizes the release of our existing and future online mobile game products over the Internet and wireless telecommunication networks, and the Online Culture Operation License from the MOC, which is required for the operation of online mobile games. In addition, PRC laws and regulations require that all online mobile game products be approved by SAPPRFT and filed with the MOC. We have applied for and received such approval from SAPPRFT for the games we have released. However, we cannot assure you that we will be able to renew our current permits or that going forward we will be able to obtain all required permits, approvals or filings in a timely manner or at all.

As mobile games are at an early stage of development in China, new laws and regulations may be adopted or amended from time to time that require licenses and permits beyond those we currently have. These regulations may also restrict our ability to expand our customer and user base or to provide services in additional geographic areas. Substantial uncertainty exists regarding the implementation and interpretation of the current PRC laws and regulations applicable to the operation of mobile games, and as new laws and regulations are passed, their implementation and interpretation may also be uncertain or unfavorable to our business and operations. We cannot assure you that in the future we will be able to obtain all required permits, licenses and approvals in a timely manner, or at all, and any failure to do so could result in penalties, or a requirement to curtail or cease operating all or part of our business, any of which may materially and adversely affect our financial condition, results of operations and future prospects.

We may be subject to regulations concerning electronic publications and be required to obtain approvals and licenses or change our business model regarding single-player mobile games which could disrupt our operations, require a costly restructuring of our business or adversely affect our ability to roll out and operate new or existing single-player mobile games.

On February 21, 2008, GAPP issued the Regulations on Administration of the Publishing of Electronic Publications, or the Electronic Publications Regulations, which became effective from April 15, 2008. The Electronic Publications Regulations require that a company wishing to publish electronic publications must obtain an Electronic Publications Publishing License from GAPP, and that the electronic publications to be published must be approved by, or filed with, GAPP. There are no interpretative materials, specific instructions or detailed implementation rules in respect of requirements or procedures for applying for the license or approvals or making filings in respect of single-player mobile games. Accordingly we have so far not obtained such license, approvals or made such filings.

We have had meetings with GAPP officials during which we informed them of our business model regarding single-player mobile games. They informed us that by their legal nature single-player mobile games are deemed electronic publications and therefore are theoretically subject to the Electronic Publications Regulations; however, GAPP has to date never regulated the publication of single-player mobile games. During the meetings, the GAPP officials did not object to our current business model regarding single-player mobile games. Furthermore, we believe GAPP is aware that many companies in China provide single-player mobile games to the public without these approvals and licenses, and we are unaware of any instance in which GAPP has penalized any company for its failure to obtain the approvals and licenses. The GAPP officials further informed us that prior to promulgating and implementing any new regulations to clarify the regulatory framework for both online and single-player mobile games, GAPP is unlikely to take regulatory or enforcement actions against such companies. Effective on March 22, 2013, GAPP and the State Administration of Radio, Film and Television merged into one entity, SAPPRFT, which oversees China’s press, publication, radio, film and TV sectors. SAPPRFT may begin requiring mobile game companies, such as us, to obtain approval under the Electronic Publications Regulations and impose penalties for any past non-compliance. SAPPRFT may take enforcement action against us if it finds any game content to be in violation of any content restrictions issued by the PRC government.

If SAPPRFT adopts regulations or other rules to enforce the Electronic Publications Regulations against entities that develop, publish, preinstall in handsets or distribute single-player mobile games, we may be required to obtain approvals and licenses and/or change our current business model regarding single-player games. Any failure to obtain the necessary approvals and licenses in a timely manner or at all could delay or prevent us from rolling out and operating new or existing single-player mobile games. In addition, we may be required to restructure our operations to comply with such requirements by entering into a contractual arrangement with a non-foreign invested entity which holds the Electronic Publications Publishing License and entrusting such entity to file all single-player games developed by Huiyou Digital (Shenzhen) Ltd., or Huiyou, with SAPPRFT for its approval. Such a restructuring could be costly and disruptive to our business and would expose us to the risks associated with such arrangements. See “—Risks Related to Our Corporate Structure—To comply with PRC laws and regulations limiting foreign ownership of telecommunication and online cultural businesses, we conduct a substantial portion of our businesses through our VIE in China by means of contractual arrangements. If the PRC government determines that these contractual arrangements do not comply with applicable regulations, our business could be materially and adversely affected.”

Huiyou, our subsidiary, has historically operated online mobile games and is currently promoting certain of our online mobile games to handsets companies and design houses. If the PRC government determines that a license or permit is required for these activities, we might be subject to regulatory sanctions.

PRC laws and regulations require that an entity should obtain an Internet Publishing License and an Online Culture Operation License from the relevant PRC government authorities in order to operate in online mobile game business. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Online Games and Cultural Products.” However, our PRC subsidiary, Huiyou, has historically operated certain online mobile games without obtaining the required licenses from the relevant PRC government authorities, which may expose us to penalties and other administrative actions that may have a material adverse effect upon our business.

Currently, Huiyou is developing mobile games, including certain online mobile games. Once an online mobile game it has developed is ready to be commercialized, Huiyou licenses the game to Yingzheng, our VIE, which operates the game in its own name, and receives royalties from Yingzheng. Yingzheng currently holds all of the required licenses and certificates for online mobile game operations and is responsible for all aspects of operating the game, including server maintenance, user registration and regulatory filings and approvals. Yingzheng entrusts Huiyou to enter into contracts with handset companies and design houses to pre-install the licensed game in handsets, and with other mobile service providers for the collection of payments from end-users, for which Yingzheng pays commissions to Huiyou. Mobile network operators and service providers are responsible for collecting payments from game players and for paying the contracted portion of the payments to Huiyou, who receives them on behalf of Yingzheng, the operator of the game. Huiyou then shares the payments it receives with Yingzheng, according to their cooperation agreement.

Our PRC legal advisor, Guantao Law Firm, is of the opinion that this current business model does not violate applicable PRC laws and regulations because (i) Huiyou develops online mobile games and promotes such games to handsets companies and design houses but it is not engaged in the operation of such games; (ii) Huiyou licenses Yingzheng to operate such games in its own name and Yingzheng holds all necessary licenses and certificates for online mobile game operations; (iii) Huiyou keeps royalties and commissions for its copyright license and promotional services while Yingzheng receives from Huiyou revenues for operating the games; and (iv) there are no explicit provisions in PRC laws or regulations requiring Huiyou to obtain any approval or license in order to develop online mobile games, grant copyright licenses or provide promotional services, as contemplated by its cooperation agreement with Yingzheng. However, the relevant PRC governmental authorities may deem the activities of Huiyou described above to be the operation of online games without obtaining the required licenses, which may subject us to penalties, require us to make costly changes to our business model and materially disrupt our business.

Regulation and censorship of information disseminated over the Internet and wireless telecommunication networks in China may adversely affect our business, and the mobile service providers with which we cooperate may be liable for information displayed on, retrieved from, or linked to their platforms.

China has enacted regulations governing telecommunication mobile service providers, Internet and wireless access and the distribution of news and other information over the Internet and wireless telecommunication networks. Under these regulations, mobile content publishers like us are prohibited from posting or displaying over the Internet or wireless networks content that, among other things, violates PRC laws and regulations, impairs the national dignity of China, or is obscene, superstitious, fraudulent or defamatory. Throughout the history of our industry, many mobile games have been designed to include certain hidden content and game features that are accessible through the use of in-game cheat codes or other technological means that are intended to enhance the gameplay experience. We have implemented preventive measures designed to reduce the possibility of hidden, objectionable content from appearing in the mobile games we publish. However, these preventive measures are subject to human error, circumvention, overriding and reasonable resource constraints.

Meanwhile, when Internet and mobile service providers find that any obscene, superstitious, fraudulent or defamatory information is transmitted on their platforms, they are required to terminate the transmission of such information or delete such information immediately, keep records, and report to relevant authorities. Mobile network operators like China Mobile, China Telecom and China Unicom also have their own policies prohibiting or restricting the distribution of inappropriate content. On December 15, 2009, the MIIT issued the Notice Regarding Plan for Further Regulating Obscene Materials on Mobile Phones, or Circular 672. Under Circular 672, mobile network operators are required to examine their business, promotional channels, as well as the business of their partners, and must immediately terminate such business if any obscene material is involved. Mobile service providers involved in distributing or publishing such obscene materials on mobile handsets are subject to immediate suspension or termination of cooperation with mobile network operators, and a violation will be reported to relevant authorities. Mobile network operators and mobile service providers must examine all websites accessed through mobile handsets and conduct full daily inspection of such websites. If any obscene material is found, access and transmission must cease and be reported to authorities. On June 3, 2010, the MOC issued the Online Game Measures, which became effective August 1, 2010, according to which companies that plan to engage in the operation of online games, issuance of virtual currency and provision of virtual currency transaction services shall obtain a license from the provincial counterpart of the MOC. The MOC is responsible for content review of online games. Online and mobile game operators are also required to establish a self-censorship mechanism and ensure the lawfulness of the content of their games and corporate operations.

As these regulations are relatively new and subject to interpretation by the relevant authorities, it may not be possible for us to determine in all cases the type of content that could result in liability for us as a mobile game developer and operator. In addition, we may not be able to control or restrict the content of other content providers linked to or accessible through our mobile service providers. To the extent that regulatory authorities find any portion of the applications and content on our mobile service providers objectionable, they may require them to limit or eliminate the dissemination of such information or otherwise curtail the nature of such content on our mobile service providers, which may reduce our user traffic, which in turn decrease access to and downloading of our mobile games.

Risks Related to Doing Business in China

Adverse changes in economic and political policies of the PRC government could negatively impact China’s overall economic growth, which could materially and adversely affect our business.

We conduct substantially all of our operations in China. Accordingly, our business, financial condition, results of operations and prospects depend significantly on economic developments in China. China’s economy differs from the economies of most other countries in many respects, including the amount of government involvement in the economy, the general level of economic development, growth rates and government control of foreign exchange and the allocation of resources. While the PRC economy has grown significantly over the past few decades, this growth has remained uneven across different periods, regions and economic sectors.

The PRC government also exercises significant control over China’s economic growth by allocating resources, controlling the payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Between late 2003 and 2008, the PRC government implemented a number of measures, such as increasing the People’s Bank of China’s, or the

PBOC’s, statutory deposit reserve ratio and imposing commercial bank lending guidelines, which slowed the growth of credit. In 2008 and 2009, however, in response to the global financial crisis, the PRC government loosened such requirements. Any actions and policies adopted by the PRC government or any prolonged slowdown in China’s economy, in particular the mobile applications industry, could have a negative impact on our business, operating results and financial condition in a number of ways. For example, our users may decrease spending on our offerings, while we may have difficulty expanding our user base fast enough, or at all, to offset the impact of decreased spending by our existing users.

We may rely on dividends and other distributions from our subsidiaries in China to fund our cash and financing requirements, and any limitation on the ability of our subsidiaries to make payments to us could materially and adversely affect our ability to conduct our business.

As an offshore holding company, we may rely principally on dividends from our subsidiaries in China for our cash requirements, including to pay dividends or make other distributions to our shareholders or to service our debt we may incur and to pay our operating expenses. The payment of dividends by entities organized in China is subject to limitations. In particular, the PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, as determined in accordance with Chinese accounting standards and regulations. In addition, each of our PRC subsidiaries is required each year to set aside at least 10% of its annual after-tax profits (as determined under PRC accounting standards) into its statutory reserve fund until the aggregate amount of that reserve reaches 50% of such entity’s registered capital. These reserves are not distributable as cash dividends.

If our subsidiaries in China incur debt on their own behalf, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. Any limitation on the ability of our subsidiaries to distribute dividends or other payments to us could materially and adversely limit our ability to grow, make investments or acquisitions, pay dividends and otherwise fund and conduct our business.

PRC regulation of loans to, and direct investments in, PRC entities by offshore holding companies may delay or prevent us from using the proceeds of any offering to make loans or capital contributions to our PRC operating subsidiaries, which could materially and adversely affect our liquidity and ability to fund and expand our business.

We may transfer funds to our PRC subsidiaries or finance our PRC subsidiaries by means of shareholder’s loans or capital contributions upon completion of an offering. Any loans to our PRC subsidiaries, which are foreign-invested enterprises, cannot exceed statutory limits based on the amount of our investments in such subsidiaries, and shall be registered with the State Administration of Foreign Exchange, or SAFE, or its local counterparts. Furthermore, any capital contributions we make to our PRC subsidiaries shall be approved by the MOFCOM or its local counterparts. We may not be able to obtain these government registrations or approvals on a timely basis, if at all. If we fail to receive such registrations or approvals, our ability to provide loans or capital contributions to our PRC subsidiaries may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

In addition, SAFE promulgated the Circular on the Relevant Operating Issues concerning Administration Improvement of Payment and Settlement of Foreign Currency Capital of Foreign-invested Enterprises, or Circular 142, on August 29, 2008. Under Circular 142, registered capital of a foreign-invested company settled in Renminbi converted from foreign currencies may only be used within the business scope approved by the applicable governmental authority and may not be used for equity investments in the PRC, unless otherwise provided by PRC laws. In addition, foreign-invested companies may not change how they use such capital without SAFE’s approval, and may not in any case use such capital to repay Renminbi loans if they have not used the proceeds of such loans. Furthermore, SAFE promulgated a circular on November 9, 2010, or Circular 59, which requires the authenticity of settlement of net proceeds from offshore offerings to be closely examined and the net proceeds to be settled in the manner described in the offering documents. SAFE further promulgated the Circular on Further Clarification and Regulation of the Issues Concerning the Administration of Certain Capital Account Foreign Exchange Businesses, or Circular 45, on November 16, 2011, which expressly prohibits foreign-invested enterprises from using the registered capital settled in Renminbi converted from foreign currencies to grant loans through entrustment arrangements with a bank, repay inter-company loans or repay bank loans that have been transferred to a third party. Circular 142, Circular 59 and Circular 45 may significantly limit our ability to transfer the net proceeds from an offering to our PRC subsidiaries and convert the net proceeds into Renminbi, which may adversely affect our liquidity and our ability to fund and expand our business in the PRC.

One of our offshore holding companies, 3GUU BVI, entered into a supplementary agreement with Yingzheng, our VIE, on December 16, 2011. Under this agreement, 3GUU BVI is obligated to provide Yingzheng with continuing financial support to meet the capital demands of Yingzheng for its business operations. Under the current PRC law and policies regarding foreign direct investment and foreign debt, there are only limited means for an offshore company to provide financial support to a domestic PRC company. Currently, the only way that 3GUU BVI is able to provide financial support to Yingzheng is by providing a guarantee for Yingzheng to secure an RMB loan from a bank within the PRC. 3GUU BVI’s provision of a guarantee to Yingzheng is subject to approval from SAFE, which has broad discretion whether to grant approval and which approval will specify the maximum loan amount that Yingzheng can obtain using the guarantee, and approval from any other relevant authorities, depending upon the specific mechanism or arrangement adopted by 3GUU BVI and Yingzheng. We may not be able to obtain approval from SAFE or the other required authorities on a timely basis, or for the amount required by Yingzheng using the guarantee, or at all, which could impact our ability to provide financial support to Yingzheng.

Fluctuations in the value of the Renminbi may materially and adversely affect your investment.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate. Exchange rates are affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of foreign currencies. Following the removal of the U.S. dollar peg, the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. From July 2008 until June 2010, however, the Renminbi has traded stably within a narrow range against the U.S. dollar.

There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in a further and more significant appreciation of the Renminbi against foreign currencies. On June 20, 2010, the PBOC announced that the PRC government would reform the Renminbi exchange rate regime and increase the flexibility of the exchange rate. We cannot predict how this new policy will impact the Renminbi exchange rate.

Our revenues and costs are mostly denominated in the Renminbi, and a significant portion of our financial assets are also denominated in the Renminbi. Any significant fluctuations in the exchange rate between the Renminbi and the U.S. dollar may materially and adversely affect our cash flows, revenues, earnings and financial position, and the amount of and any dividends we may pay on the ADSs in U.S. dollars. In addition, any fluctuations in the exchange rate between the Renminbi and the U.S. dollar could also result in foreign currency translation losses for financial reporting purposes.

Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in Renminbi. Under our current corporate structure, our Cayman Islands holding company primarily relies on dividend payments from our wholly-owned PRC subsidiaries in China, Huiyou, OWX (Beijing) Technology Co., Ltd., or OWX Beijing, and Yitongtianxia, to fund any cash and financing requirements we may have. See “Item 4. Information on the Company—A. History and Development of the Company” and “Item 4. Information on the Company—C. Organizational Structure.”

Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval by complying with certain procedural requirements. Therefore, Huiyou, OWX Beijing and Yitongtianxia may pay dividends in foreign currency to us without pre-approval from SAFE. However, approval from or registration with competent government authorities is required where the Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. With the prior approval from SAFE, cash generated from the operations of our PRC subsidiary may be used to pay off debt they owe to entities outside China in a currency other than the Renminbi. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of the ADSs.

Uncertainties in the PRC legal system could materially and adversely affect our business.

We conduct our business primarily through our subsidiaries and affiliated entities in China. Our operations in China are governed by PRC laws and regulations. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value.

In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general, and forms of foreign investment (including wholly foreign-owned enterprises and joint ventures) in particular. These laws, regulations and legal requirements, including those governing PRC tax matters, are relatively new and amended frequently, and their interpretation and enforcement often raise uncertainties that could limit the reliability of the legal protections available to us. In addition, the PRC legal system is based in part on government policies and internal rules (some of which are not published on a timely basis or at all) that may have a retroactive effect. As a result, we may not be aware of our violations of these policies and rules until the violations have occurred. Furthermore, any litigation in China may be protracted and result in substantial costs and diversion of resources and management’s attention. We cannot predict future developments in the PRC legal system. We may be required to procure additional permits, authorizations and approvals for our operations, which we may not be able to obtain. Our inability to obtain such permits or authorizations may materially and adversely affect our business, financial condition and results of operations.

The approval of the China Securities Regulatory Commission, or the CSRC, might have been required in connection with the listing and trading the ADSs on the Nasdaq Global Market.

Pursuant to the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the New M&A Rules, an offshore special purpose vehicle formed for purposes of overseas listing and controlled directly or indirectly by PRC companies or individuals shall obtain CSRC approval prior to listing and trading its securities on an overseas stock exchange. On December 14, 2006, the CSRC published procedures for special purpose vehicles to obtain approval of overseas listings. The procedures include filing documents with the CSRC and take several months to complete. The application of this new PRC regulation remains unclear.

Based on the advice we received from our PRC legal counsel, Guantao Law Firm, we did not seek CSRC approval in connection with the listing as our PRC legal counsel was of the opinion that such approval was not required because we are not an offshore special purpose vehicle controlled directly or indirectly by PRC companies or individuals as defined by the New M&A Rules. However, we cannot assure you that PRC government authorities, including the CSRC, will reach the same conclusion as our PRC legal counsel. If the

CSRC or other PRC government authorities determine that prior CSRC approval was required, any future registered offering will be delayed until we obtain the approval from the CSRC, which may take several months or longer. If a prior approval from the CSRC is required but not obtained, we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory authorities.

These regulatory authorities may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, delay or restrict the repatriation of the proceeds from future offerings into the PRC, or take other actions that could materially and adversely affect our business or the trading price of the ADSs. The CSRC or other PRC regulatory authorities may also require us, or make it advisable for us, to halt an offering before settlement and delivery of the ADSs offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur.

A failure by the beneficial owners of our shares who are PRC residents to comply with certain PRC foreign exchange regulations could restrict our ability to distribute profits, restrict our overseas and cross-border investment activities and subject us to liability under PRC law.

SAFE has promulgated several regulations, including the Notice on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Corporate Financing and Roundtrip Investment Through Offshore Special Purpose Vehicles, or Circular 75, effective on November 1, 2005, and the Notice on Printing and Distributing the Implementing Rules for Administration of Foreign Exchange in Fund-Raising and Roundtrip Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or Circular 19, issued on May 20, 2011 and effective from July 1, 2011. These regulations require PRC residents (including any PRC citizen) and PRC corporate entities to register with local branches of SAFE in connection with their direct or indirect offshore investment activities. In the event that a PRC shareholder with a direct or indirect stake in an offshore parent company fails to make the required SAFE registration, the PRC subsidiaries of that offshore parent company may be prohibited from making distributions of profit to the offshore parent and from paying the offshore parent proceeds from any reduction in capital, share transfer or liquidation in respect of the PRC subsidiaries. Further, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for foreign exchange evasion.

These regulations apply to our direct and indirect shareholders who are PRC residents and may apply to any offshore acquisitions that we make in the future. In practice, however, different local SAFE branches may have different views on application and implementation of the SAFE regulations and we cannot assure you that all of our beneficial owners that are PRC residents will be able to register or update the registration of their direct and indirect equity interest in us as required. If they fail to make or update the registration, our PRC subsidiaries could be subject to fines and legal penalties, and SAFE could restrict our cross-border investment activities and our foreign exchange activities, including restricting our PRC subsidiaries’ ability to distribute dividends to, or obtain loans denominated in foreign currencies from, our company, or prevent us from paying dividends. As a result, our business operations and our ability to make distributions to you could be materially and adversely affected.

Failure to comply with the registration requirements for employee share option plans may subject our PRC equity incentive plan participants or us to fines and other legal or administrative sanctions.

In January 2007, SAFE issued implementing rules for the Administrative Measures of Foreign Exchange Matters for Individuals, which, among other things, specified approval requirements for certain capital account transactions such as a PRC citizen’s participation in the employee stock ownership plans or stock option plans of an overseas publicly-listed company. In addition, Circular of the SAFE on Relevant Issues Concerning the Foreign Exchange Administration for Domestic Individuals’ Participating in the Share Incentive Schemes of Overseas-Listed Companies, or Circular 7, was promulgated by the SAFE on February 15, 2012.

In accordance with Circular 7, PRC residents who are granted shares or share options by an overseas publicly-listed company under a share incentive scheme are required, through the PRC subsidiary of the overseas publicly-listed company, to entrust a PRC agent to register with SAFE or its local office and complete certain procedures relating to the share incentive schemes. A PRC agent can be one of the PRC subsidiaries participating in the share incentive scheme or another institution qualified to hold the assets as designated by the PRC subsidiary and in accordance with PRC laws. We and our PRC employees who receive shares under the stock option plan are subject to these regulations. If we or our PRC optionees fail to comply with these regulations, we or our PRC optionees may be subject to fines and other legal or administrative sanctions.

We may be classified as a “resident enterprise” for PRC enterprise income tax purposes, which could result in unfavorable tax consequences to us and our non-PRC shareholders.

Under the PRC Enterprise Income Tax Law, or the New EIT Law, and its implementation rules, both effective from January 1, 2008, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered a PRC resident enterprise and is subject to a 25% enterprise income tax on its global income. The implementation rules further define the term “de facto management bodies” as establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting and properties of an enterprise. The State Administration of Taxation, or the SAT, issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, which sets out certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore incorporated enterprise is located in China.

Although such circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreign individuals, the determining criteria set forth in Circular 82 may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, PRC enterprise groups or by PRC or foreign individuals. As a result, we cannot assure you that the SAT will not implement Circular 82 or amend the rules in the future to the effect that such rules will apply to us or any of our overseas subsidiaries. The SAT issued the Administrative Measures on Enterprise Income Tax of Foreign-Incorporated Chinese-Controlled Resident Enterprises (Trial) on July 27, 2011, which will take effect from September 1, 2011. According to these measures, in the event that the PRC authorities subsequently determine that we should be treated as a resident enterprise and ever decide to issue the Resident Enterprise Recognition Letter for Foreign-Incorporated Chinese-Controlled Enterprises to us, we are required to handle all tax matters according to the rules governing PRC resident enterprises for the enterprise income tax purpose from the year when such letter is issued to us. A 25% enterprise income tax will be imposed on our global income, which could significantly increase our tax burden and materially and adversely affect our financial condition and results of operations. In addition, dividends paid to us from our PRC subsidiaries would qualify as “tax-exempted income.” Finally, dividends payable by us to our investors and gain on the sale of our shares may become subject to PRC withholding tax.

Any change in the tax treatment we currently enjoy in the PRC may materially and adversely impact our net income.

Our PRC subsidiaries are incorporated in the PRC and are governed by applicable PRC income tax laws and regulations. The New EIT Law and its implementing rules, both of which came into effect on January 1, 2008, impose a statutory rate of 25% on PRC enterprises. However, the New EIT Law also permits enterprises to continue to enjoy their existing tax incentives, adjusted by certain transitional phase-out rules, under which enterprises established before the promulgation date of the New EIT Law that were granted tax holidays under the then effective tax laws or regulations may continue to enjoy their tax holidays until their expiration. Our VIE, Yingzheng, as an enterprise established before the promulgation date of the New EIT Law, was entitled to enjoy its exemption of enterprise income tax exemption from 2006 and 2007 and a 50% reduced tax rate of 12.5% from

2008 to 2010. In addition, under the New EIT Law and its implementation regulations, newly established software enterprises are entitled to a two-year exemption followed by a three-year 50% enterprise income tax rate reduction from its first profit-making year. Beijing Dongganlefeng Information Technology Co., Ltd., or Donggan, one of our subsidiaries, obtained the new software enterprise status in May 2009 and therefore is entitled to enjoy tax exemption from 2008 to 2009 and a 50% reduced tax rate of 12.5% from 2010 to 2012. However, as Donggan was dormant during 2010, it was not entitled to any tax holiday and its applicable tax rate in 2010, 2011 and 2012 was 25%. Preferential tax treatments and incentives granted to us by PRC governmental authorities are subject to review and may be adjusted or revoked at any time in the future. While the PRC enterprise income tax is generally imposed based on actual taxable income, some of our subsidiaries pay enterprise income tax based on a deemed profit calculation. Shenzhen Qilewuxian Software Development Co., Ltd., Shenzhen Yikechuanghui Technology Co., Ltd., Shenzhen Zhongtuokechuang Technology Co., Ltd., or Zhongtuo, and Shenzhen Douwan Network Technology Co., Ltd., or Shenzhen Douwan, paid enterprise income taxes calculated according to deemed profit rates from 6% to 10% during certain taxable periods based on documentation issued by the local tax authorities in lieu of their actual profits. However, starting from July 1, 2011 Shenzhen Yikechuanghui Technology Co., Ltd. ceased applying the deemed profits methodology as it was no longer qualified under the applicable criteria. Similarly, on January 1, 2012 and July 1, 2012 Shenzhen Douwan and Zhongtuo, respectively, also ceased applying the deemed profits methodology. We cannot assure you that the local tax authorities will not, in the future, change their position and discontinue any of our current tax treatments, potentially with retroactive effect. The discontinuation of any of our current tax treatments could materially increase our tax obligations and adversely impact our net income.

The New EIT Law will affect tax exemptions on dividends to be paid by our PRC subsidiaries to us through our Hong Kong subsidiaries and we may not be able to obtain certain treaty benefits under the relevant tax treaty.

We are a holding company incorporated under the laws of the Cayman Islands. We conduct substantially all of our business through our PRC subsidiaries and we derive all of our income from it. Prior to January 1, 2008, dividends derived by foreign enterprises from business operations in China were not subject to the PRC enterprise income tax. However, under the New EIT Law and its implementation rules, dividends payable by a foreign-invested enterprise in China to its shareholders that are “non-resident enterprises” are subject to a 10% withholding tax starting from January 1, 2008, unless such shareholders’ jurisdiction of incorporation has a tax treaty with China that provides for a preferential arrangement.

Pursuant to the Notice of the SAT on Issuing the Table of Tax Rates on Dividends in Treatises, or Notice 112, which was issued on January 29, 2008, the Arrangement between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion, or the Double Taxation Arrangement (Hong Kong), which became effective on December 8, 2006, such withholding tax may be lowered to 5% if the PRC enterprise is at least 25% directly held by a Hong Kong enterprise. In October 2009, the SAT further issued the Notice on How to Understand and Determine the “Beneficial Owners” in Tax Treaties, or Circular 601. According to Circular 601, non-resident enterprises that cannot provide valid supporting documents as “beneficial owners” may not be approved to enjoy tax treaty benefits, and “beneficial owners” refers to individuals, companies or other organizations which are normally engaged in substantive operations. These rules also set forth certain adverse factors on the recognition of a “beneficial owner.” Specifically, they expressly exclude a “conduit company” that is usually established for the purposes of avoiding or reducing tax obligations or transferring or accumulating profits and not engaged in substantive operations such as manufacturing, sales or management, from being a “beneficial owner.” As a result, dividends from our PRC subsidiaries paid to us through our Hong Kong subsidiaries may be subject to a reduced withholding tax at a rate of 5% if our Hong Kong subsidiaries are determined to be Hong Kong tax residents and are considered to be “beneficial owners” that are generally engaged in substantive business activities and entitled to treaty benefits under the Double Taxation Arrangement (Hong Kong). Otherwise, we may not be able to enjoy the preferential withholding tax rate of 5% under the tax arrangement and therefore be subject to withholding tax at a rate of 10% with respect to dividends to be paid by our PRC subsidiaries to us through our Hong Kong subsidiaries.

New labor laws in the PRC may adversely affect our results of operations.

On June 29, 2007, the PRC government promulgated the PRC Labor Contract Law, which became effective on January 1, 2008. The PRC Labor Contract Law imposes greater liabilities on employers and significantly impacts the cost of an employer’s decision to reduce its workforce. Furthermore, the PRC Labor Contract Law requires certain terminations to be based upon seniority and not the merits of employees. As a result, the PRC Labor Contract Law could increase our operating expenses and limit our ability to significantly change or decrease our workforce.

Certain of our subsidiaries have not made all necessary contributions to social insurances and the housing fund, which could subject us to penalties, including fines and court enforcement.

In accordance with the relevant laws and regulations on social security, employers in the PRC are required to make contributions to various social insurances (including medical, pension, unemployment, work-related injury and maternity insurance) and the housing fund on behalf its employees. As of the date of this annual report, certain of our subsidiaries have not made all necessary contributions to the various social insurances and the housing fund on behalf of their employees, the aggregate amount of which is RMB10.2 million (US$1.6 million), for which we have made a full provision. Our PRC legal counsel, Guantao Law Firm, has advised us that our failure to make such payments could subject us to penalties, including fines, and court enforcement.

If the custodians or authorized users of our corporate chops and seals, fail to fulfill their responsibilities, or misappropriate or misuse these corporate instruments, our business and operations could be materially and adversely affected.

The corporate chops and seals of our PRC entities are essential to our ability to enter into contracts, conduct banking business and take certain corporate actions, including registering any change to the composition of the board of directors or management with the relevant PRC authorities. In order to maintain the physical security of our corporate chops and seals, we generally store these items in secured locations accessible only to authorized personnel, who are usually members of our senior management. Although we monitor such authorized personnel, there is no assurance such procedures will prevent all instances of abuse or negligence. Accordingly, if any of our authorized personnel misuse or misappropriate our corporate chops or seals, we could experience significant disruption to our operations. Attempts to remedy such disruption may involve expensive legal or other proceedings, and we may not prevail for a long time or at all. In particular, during any period we lose effective control of an entity as a result of such misuse or misappropriation, the business activities and economic contribution of the affected entity could be severely disrupted, or our auditor may be unable to access documents and information from such entities that may be necessary for them to complete an audit of the consolidated financial statements of our group.

Risks Related to the ADSs

The market price for the ADSs may be volatile.

The market price of our ADSs has fluctuated since we first listed our ADSs. Since our ADSs became listed on the Nasdaq Global Market on September 25, 2012, the trading price of our ADSs have ranged from US$3.00 to US$16.50 per ADS, and the last reported trading price on April 23, 2013 was US$9.29 per ADS. The market price of the ADSs may be highly volatile and subject to wide fluctuations in response to factors including the following:

•	regulatory developments in the mobile game industry;

•	actual or anticipated fluctuations in our quarterly or annual results of operations;

•	changes in financial estimates by securities research analysts or the failure by securities research analysts to cover our ADSs after the listing;

•	negative publicity, studies or reports;

•	changes in conditions of Internet and mobile security industry;

•	changes in performance and valuation of our peer or comparable companies;

•	announcements by us or our competitors of new services, acquisitions, strategic relationships, joint ventures or capital commitments;

•	changes in our senior management;

•	fluctuations in the exchange rate between the Renminbi and the U.S. dollar; and

•	sales or anticipated sales of additional ordinary shares or ADSs.

In addition, securities markets have experienced significant price and volume fluctuations unrelated to the operating results of any particular companies. These market fluctuations may also materially adversely affect the market price of the ADSs.

Our ADSs may have a low trading volume and limited liquidity, resulting from a lack of analyst coverage and institutional interest.

Our ADSs may receive limited attention from market analysts. Lack of up-to-date analyst coverage may make it difficult for potential investors to fully understand our operations and business fundamentals, which may limit our trading volume. Such limited liquidity may impede the development of institutional interest in our ADSs, could adversely affect the value of our ADSs and limit your ability to sell our ADSs.

We are exempt from some of the corporate governance requirements of the Nasdaq Global Market.

As a subsidiary of VODone, we are exempt from some of the corporate governance requirements of the Nasdaq Global Market by virtue of being a controlled company. Specifically, we are not required to:

•	have a majority of independent directors on our board (other than due to the requirements for the audit committee under the Exchange Act); and

•	have a compensation committee or a nominating and corporate governance committee consisting entirely of independent directors.

As a foreign private issuer, we may be exempt from these and other corporate governance requirements of the Nasdaq Global Market, though we intend to comply with such requirements. Should we choose not to comply, we are required to provide a brief description of the significant differences between our corporate governance practices and the corporate governance practice required to be followed by U.S. domestic companies under the Nasdaq Global Market requirements. Although we currently do not intend to rely on any of the exemptions to corporate governance requirements of the Nasdaq Global Market, if we choose to rely on such exemptions in the future, the level of independent oversight over management of our company may afford less protection to our shareholders.

We may be classified as a passive foreign investment company, which could result in adverse United States federal income tax consequences to United States holders of the ADSs or ordinary shares.

Based on the market value of our ADSs, the value of our assets and the comparison of our income and assets, we do not believe we were a passive foreign investment company, or PFIC, for United States federal income tax purposes for the taxable year ended December 31, 2012, although we may become a PFIC in the foreseeable future. The application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you the United States Internal Revenue Service will not take a contrary position. A non-United States corporation will be a PFIC for any taxable year if either (i) at least 75% of its gross income for such year is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income. A separate determination must be made after the close of each taxable year as to whether we were a PFIC for that year.

The classification of certain of our income as active or passive, and certain of our assets as producing active or passive income, and hence whether we expect to be or will become a PFIC, depends on the interpretation of certain United States Treasury Regulations relating to royalty income and income from intangible assets, as well as certain IRS guidance relating to the classification of assets as producing active or passive income. Such regulations and guidance are potentially subject to different interpretations. If the percentage of our assets treated as producing passive income increases, we may be a PFIC for the taxable year ended December 31, 2012, or we may become a PFIC for the current or one or more future taxable years.

In addition, the determination of whether we expect to be or will become a PFIC will depend in part upon the value of our goodwill and other unbooked intangibles not reflected on our balance sheet (which may depend upon the market value of the ADSs or ordinary shares) and also will be affected by how, and how quickly, we spend our liquid assets. In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our market capitalization following the listing of the ADSs on the Nasdaq Global Market. Among other matters, if our market capitalization were below our market capitalization on the listing date, we may become a PFIC for future taxable years because our liquid assets and cash (which are for this purpose considered assets that produce passive income) may then represent a greater percentage of our overall assets. Further, while we believe our classification methodology and valuation approach is reasonable, it is possible that the Internal Revenue Service may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our company being classified as a PFIC for the taxable year ended December 31, 2012, or becoming classified as a PFIC for the current or one or more future taxable years.

If we are a PFIC for any taxable year during which a United States person holds an ADS or ordinary share, certain adverse United States federal income tax consequences could apply to such United States Holder. See “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.”

Our dual-class ordinary share structure with different voting rights limits the ability of our shareholders to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

Pursuant to our Second Amended and Restated Memorandum and Articles of Association, our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to five votes per share. We may issue Class A ordinary shares represented by ADSs in future registered offerings. Only VODone and its affiliates hold our Class B ordinary shares.

Each Class B ordinary share is convertible into one Class A ordinary share at any time upon the Class B shareholder’s request. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any transfer of Class B ordinary shares to any person or entity which is not an affiliate of the Class B shareholder, such Class B ordinary shares will automatically and immediately convert into an equal number of Class A ordinary shares.

Due to the disparate voting powers attached to these two classes, as of April 5, 2013, VODone owns approximately 57.3% of our outstanding ordinary shares, representing 87.0% of our total voting power, and has considerable influence over matters requiring shareholder approval, including election of directors and significant corporate transactions, such as a merger of our company. This concentrated control limits the ability of individual holders of our ADSs to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

We may need additional capital, and the sale of additional ADSs or other equity securities could result in dilution to our shareholders.

We believe that our current cash and cash equivalents and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs for the foreseeable future. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to sell equity or debt securities or obtain a credit facility. The sale of equity securities could result in dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. It is uncertain whether financing will be available in amounts or on terms acceptable to us, if at all.

Substantial future sales of our ADSs in the public market, or the perception that these sales could occur, could cause the price of our ADSs to decline.

If our shareholders sell substantial amounts of our ADSs, including those issued upon the exercise of outstanding options, in the public market, the market price of our ADSs could fall. Such sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. If any existing shareholder or shareholders sell a substantial amount of ordinary shares, the prevailing market price for our ADSs could be adversely affected.

In addition, we may issue additional ordinary shares or ADSs for future acquisitions. If we pay for our future acquisitions in whole or in part with additionally issued ordinary shares or ADSs, your ownership interest in our company would be diluted and this, in turn, could have a material adverse effect on the price of our ADSs.

Our memorandum and articles of association will contain anti-takeover provisions that could materially and adversely affect the rights of holders of our ordinary shares and ADSs.

Our articles of association contain provisions that could limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could deprive our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges and relative participating, optional or special rights and their qualifications, limitations or restrictions. These preferred shares may include dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may provide rights and preferences that holders our ordinary shares or ADSs do not have.

We could issue preferred shares quickly on terms that could delay or prevent a change in control of our company or make removal of management more difficult. If we issue preferred shares, the price of the ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.

Furthermore, our amended and restated articles of association provide for a staggered board, which means that our directors are divided into three classes, with one-third of our board retiring from office and standing for re-election at each general meeting of our shareholders. Accordingly, with our staggered board, at least two annual general meetings of our shareholders are generally required in order to effect a change in a majority of our directors as a result of retirement by rotation. Our staggered board can discourage proxy contests for the election of our directors and purchases of substantial blocks of our shares by making it more difficult for a potential acquirer to take control of our board in a relatively short period of time.

The depositary for our ADSs may give us a discretionary proxy to vote the ordinary shares underlying our ADSs if holders of ADSs do not give voting instructions, which could adversely affect such holders’ interests.

Under the deposit agreement for the ADSs, if we asked for voting instructions from the holders of ADSs but the depositary does not receive those instructions by the cutoff date it sets, the depositary will give us a discretionary proxy to vote the ordinary shares underlying such ADSs as to all matters at the shareholders’ meeting unless:

•	we instructed the depositary we do not wish to receive a discretionary proxy;

•	we informed the depositary that there is substantial opposition to the particular matter; or

•	the particular matter would have a material adverse impact on shareholders.

The effect of this discretionary proxy is that if holders of our ADSs do not give voting instructions, they cannot prevent the ordinary shares underlying their ADSs from being voted, except in the circumstances described above. This may make it more difficult for shareholders to influence the management of our company. Holders of our ordinary shares are not subject to this discretionary proxy.

Holders of the ADSs will not have the same voting rights as the holders of our ordinary shares and may not receive voting materials in time to be able to exercise their right to vote through the depositary.

Holders of the ADSs will not be able to directly exercise voting rights attaching to the ordinary shares represented by their ADSs. Holders of the ADSs will have the right to instruct the depositary how to vote the shares represented by the ADSs, but may not receive voting materials in time to instruct the depositary to vote, and they may not have the opportunity to exercise a right to vote.

Holders of the ADSs may not be able to participate in rights offerings and may experience dilution of your holdings as a result.

We may distribute rights to our shareholders, including rights to acquire our securities. Under the deposit agreement for the ADSs, the depositary will not offer those rights to ADS holders unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act or exempt from registration under the Securities Act with respect to all holders of ADSs.

We are not obligated to file a registration statement with respect to any such rights or underlying securities or to endeavor to cause such a registration statement to be declared effective. In addition, we may not be able to take advantage of any exemptions from registration under the Securities Act. Accordingly, holders of the ADSs may be unable to participate in our rights offerings and may experience dilution in their holdings as a result.

Holders of the ADSs may be subject to limitations on transferring their ADSs.

The ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems doing so expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs when our books or the books of the depositary are closed, when we or the depositary deem it advisable to do so because of any requirement of law or of any government or governmental body, under any provision of the deposit agreement or for any other reason.

We are a Cayman Islands company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than under U.S. law, our shareholders may have less shareholder rights protection than under U.S. law.

Our corporate affairs are governed by our Second Amended and Restated Memorandum and Articles of Association, the Cayman Islands Companies Law and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, the rights of minority shareholders to institute actions and the fiduciary responsibilities of our directors to us are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the latter of which has persuasive, but not binding, authority on a court in the Cayman Islands.

The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in the United States. In particular, the Cayman Islands has a less developed body of securities law than the United States. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States. As a result, our public shareholders may encounter more difficulty in protecting their interests against actions taken by the management, the board of directors or the controlling shareholders of our company than they would as shareholders of a public company incorporated in the United States.

Holders of our ADSs may have difficulty enforcing judgments obtained against us.

We are a Cayman Islands company, and we conduct substantially all of our operations in the PRC. Substantially all of our assets are located outside of the United States. In addition, most of our directors and officers are nationals and residents of countries other than the United States. As a result, it may be difficult for holders of our ADSs to effect service of process upon our directors and officers in the United States. It may also be difficult for holders of our ADSs to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, most of whom are not residents of the United States and the substantial majority of whose assets are located outside of the United States.

In addition, the courts of the Cayman Islands or the PRC may not recognize or enforce judgments of U.S. courts against us or our directors and officers predicated upon the civil liability provisions of the securities laws of the United States or any state. Furthermore, Cayman Islands or PRC courts may not be competent to hear original actions brought in the Cayman Islands or the PRC against us or our directors and officers predicated upon the securities laws of the United States or any state.

We are a “foreign private issuer,” and our disclosure obligations differ from those of U.S. domestic reporting companies. As a result, we may not provide holders of our ADSs the same information as U.S. domestic reporting companies or we may provide information at different times, which may make it more difficult for holders of our ADSs to evaluate our performance and prospects.

We are a foreign private issuer and, as a result, we are not subject to the same requirements as U.S. domestic issuers. Under the Exchange Act, we are subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies. For example, we are not required to issue quarterly reports or proxy statements. We are not required to disclose detailed individual executive compensation information. Furthermore, our directors and executive officers will not be required to report equity holdings under Section 16 of the Exchange Act and will not be subject to the insider short-swing profit disclosure and recovery regime.

As a foreign private issuer, we are also exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. However, we are still subject to the anti-fraud and anti-manipulation rules of the SEC such as Rule 10b-5 under the Exchange Act. Since many of the disclosure obligations imposed on us as a foreign private issuer differ from those imposed on U.S. domestic reporting companies, holders of our ADSs should not expect to receive the same information about us and at the same time as the information provided by U.S. domestic reporting companies.

Our auditor, like other independent registered public accounting firms operating in China, is not permitted to be subject to inspection by the Public Company Accounting Oversight Board, and as such, investors may be deprived of the benefits of such inspection.

The independent registered public accounting firm that issues the audit reports included in our filings made with the SEC, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or PCAOB, is required by the laws of the United States to undergo regular inspections by PCAOB to assess its compliance with the laws of the United States and professional standards. Because it is located in China, a jurisdiction where PCAOB is currently unable to conduct inspections without the approval of the PRC authorities, our auditor, like other independent registered public accounting firms operating in China, does not undergo regular PCAOB inspection.

Inspections of other firms that PCAOB has conducted outside of China have identified deficiencies in those firms’ audit and quality control procedures, which may be addressed as part of the inspection process to improve the quality of future audits. The inability of PCAOB to inspect independent registered public accounting firms operating in China makes it more difficult to evaluate the effectiveness of our auditor’s audit or quality control procedures compared to those conducted by auditors outside of the PRC that are subject to PCAOB inspections. As a result, investors may be deprived of the benefits of PCAOB inspections and they may lose confidence in our reported financial information and procedures and the quality of our financial statements.

Recently, the SEC commenced administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act against the Chinese affiliates of five global accounting firms, including our independent registered public accounting firm. The Rule 102(e) proceedings initiated by the SEC relate to these firms’ failure to produce documents, including audit work papers, at the request of the SEC pursuant to Section 106 of the Sarbanes-Oxley Act, as the auditors located in the PRC are not in a position lawfully to produce documents directly to the SEC because of restrictions under PRC law and specific directives issued by the or CSRC. As the administrative proceedings are ongoing, it is impossible to determine their outcome or the consequences thereof to us. The issues raised by the proceedings are not specific to our independent registered public accounting firm or to us, but affect equally all audit firms based in China and all China-based businesses with securities listed in the United States. However, if the administrative judge were to find in favor of the SEC under the proceeding and depending upon the remedies sought by the SEC, these audit firms could be barred from practicing before the SEC. As a result, listed companies in the United States with major PRC operations will find it difficult or impossible to retain auditors in respect of their operations in the PRC, which may result in their delisting. Moreover, any negative news about the proceedings against these audit firms may erode investor confidence in China-based, United States-listed companies and the market price of our ADSs may be adversely affected.

Item 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

CMGE was incorporated in the Cayman Islands as an exempted limited liability company on January 20, 2011 by VODone as its wholly-owned subsidiary. Our business was acquired through three separate transactions by VODone in 2009 and 2010 and was operated by VODone through various subsidiaries and a VIE, until our reorganization effective August 23, 2011.

Acquisition of Dragon Joyce Group

In October 2009, VODone entered into a share purchase agreement to acquire a 70% equity interest in Dragon Joyce, which focuses on developing, operating and marketing mobile games on feature phones through its PRC subsidiaries. As a result of the acquisition, VODone, King Reach Limited and Greatfaith Group Limited owned 70%, 25% and 5% of Dragon Joyce, respectively. The total consideration for the acquisition was RMB216.4 million (US$34.7 million), which was settled with HK$40 million (US$5.2 million) in cash and 100,789,333 newly issued ordinary shares of VODone. Two-thirds of the consideration shares were subject to certain lock-up restrictions and downward adjustments, depending on whether the actual audited net profit before tax of Dragon Joyce and its subsidiaries, or the Dragon Joyce Group, meets the profit targets of RMB13.8 million (US$2.2 million) for the period from October 1, 2009 to December 1, 2009, RMB71.5 million (US$11.5 million) in 2010 or RMB85.8 million (US$13.8 million) in 2011. As of December 31, 2012, none of the consideration shares remained subject to lock-up restrictions and 15,477,154 shares were released back to VODone. Huiyou, a subsidiary of Dragon Joyce, purchased substantially all of the assets of our predecessor, Kuailefeng, as a part of this acquisition.

Acquisition by OWX Holding Group

In October 2010, OWX Hong Kong Limited, or OWX HK, acquired substantially all of the assets of Bright Way. Concurrently, OWX Beijing acquired substantially all of the assets of Tastech, the PRC operating company of Bright Way and transferred the assets of Tastech to its subsidiary, Zhongtuo. The first asset purchase agreement was subsequently novated to OWX Holding, a holding company incorporated in December 2009 in the British Virgin Islands for the purposes of holding 100% equity interest in OWX HK, which in turn owns 100% equity interest in OWX Beijing. Prior to our reorganization, VODone and Realphone Technology Co., Ltd, owned 70% and 30% equity interests in OWX Holding, respectively. As a result of these transactions, OWX Holding, through its 100% ownership in OWX HK, beneficially owns 100% of Zhongtuo which operates our handset design house. The total consideration for the acquisition was RMB77.5 million (US$12.4 million), which was settled with RMB20.0 million (US$3.2 million) in cash, 28,694,372 newly issued ordinary shares of VODone and 30% newly issued ordinary shares in OWX Holding. The consideration shares were subject to certain lock-up restrictions and downward adjustments, depending on whether the actual audited net profit before tax of OWX Holding meets the profit targets of RMB10 million (US$1.6 million) in 2010, RMB36 million (US$5.8 million) in 2011 and RMB50 million (US$8.0 million) in 2012. As of December 31, 2012, 1,911,675 of the consideration shares remained subject to lock-up restrictions and adjustments and 21,217,611 shares were released back to VODone.

Acquisition of 3GUU Group

In December 2010, Action King, VODone’s wholly-owned subsidiary incorporated in the British Virgin Islands, entered into a share purchase agreement to acquire a 70% equity interest in 3GUU BVI from Trilogic Investments Limited, or Trilogic, CMHJ Technology Fund II, L.P. and Natixis Ventech China AB. As a result of this transaction, Action King and Trilogic owned 70% and 30% of 3GUU BVI, respectively. 3GUU BVI focuses on developing, operating and marketing mobile games on smartphones through its subsidiaries and VIE in the PRC. The total consideration for the acquisition was approximately HK$233.4 million (US$30.1 million), which was settled with approximately HK$68.8 million (US$8.9 million) in cash and 68,600,000 newly issued ordinary shares of VODone. The consideration shares were subject to certain lock-up restrictions and downward adjustments, depending on whether the actual audited net profit before tax of 3GUU BVI meets the profit targets of RMB1.7 million (US$0.3 million) for the period from December 1, 2010 to December 31, 2010, RMB35 million (US$5.6 million) in 2011, RMB50 million (US$8.0 million) in 2012 or RMB75 million (US$12.0 million) in 2013. As of December 31, 2012, 30,184,000 of the consideration shares remained subject to lock-up restrictions and adjustments and none had been released back to VODone.

Our Reorganization

On August 23, 2011, we entered into a series of share swap agreements with VODone and the minority shareholders of Dragon Joyce, OWX Holding and 3GUU BVI. As a result of these transactions, (a) we acquired the interests of (i) Dragon Joyce in the feature phone mobile game business operated by Beauty Wave Limited, or Beauty Wave, and China Wave Group Limited, or China Wave, (ii) OWX Holding in the handset design business operated by OWX HK, and (iii) 3GUU BVI in the smartphone mobile game business operated by 3GUU BVI, and (b) VODone became the beneficial owner of 70.2% of our equity interests through its 100% equity interests in each of Dragon Joyce, OWX Holding and Action King, while the former minority shareholders of Dragon Joyce, OWX Holding and 3GUU BVI collectively owned 29.8% of our equity interests.

Our acquisition of the three businesses was accomplished through the following transactions:

•	we issued a total of 106,500,000 ordinary shares to Dragon Joyce in exchange for 100% of the equity interests in each of Beauty Wave and China Wave;

•	we issued 38,000,000 ordinary shares to King Reach Limited in exchange for its 25% equity interests in Dragon Joyce acquired by VODone;

•	we issued 7,600,000 ordinary shares to Greatfaith Group Limited in exchange for its 5% equity interests in Dragon Joyce acquired by VODone;

•	we issued 43,500,000 ordinary shares to OWX Holding in exchange for 100% of the equity interests in OWX HK;

•	we issued 18,600,000 ordinary shares to Realphone Technology Co., Ltd in exchange for its 30% equity interests in OWX Holding acquired by VODone;

•	we issued 59,999,000 ordinary shares to Action King in exchange for its 70% equity interests in 3GUU BVI; and

•	we issued 25,800,000 ordinary shares to Trilogic in exchange for its 30% equity interests in 3GUU BVI.

Pursuant to the share swap agreements with the former minority shareholders of Dragon Joyce, OWX Holding and 3GUU BVI, these minority shareholders are subject to lock-up restrictions in dealing in or disposing of their holdings of our ordinary shares over a three-year period beginning from the listing date.

On August 23, 2011, we effected a 2,500,000 ordinary share rights offering to our existing shareholder, VODone, for a subscription price of US$0.001 per ordinary share.

On October 27, 2011, Dragon Joyce repurchased options to purchase 0.4362% of the equity interest in Dragon Joyce from certain non-employee directors of the Dragon Joyce Group in exchange for 418,268 of our ordinary shares.

On October 28, 2011, OWX Holding repurchased options to purchase 1.2848% of the equity interest in OWX Holding from certain non-employee directors of the OWX Holding and its subsidiaries, or the OWX Group, in exchange for 418,266 of our ordinary shares.

On October 29, 2011, 3GUU BVI repurchased all options it had previously granted to non-employee directors in exchange for 15,917.82 ordinary shares of 3GUU BVI. Concurrently, we entered into a share swap agreement to acquire the 15,917.82 ordinary shares of 3GUU BVI from the non-employee directors in exchange for 229,550 of our ordinary shares.

On March 23, 2012, we (i) transferred all of the equity interests in Beauty Wave and China Wave to HYD Holding Limited, a company incorporated under the laws of the British Virgin Islands that is wholly-owned by us; (ii) transferred all of the equity interests in OWX HK to OWX Development Limited, a company incorporated under the laws of the British Virgin Islands that is wholly-owned by OWX Group Limited, a company incorporated under the laws of the British Virgin Islands that is wholly-owned by us; and (iii) transferred all of the equity interest in 3GUU BVI to 3GUU Holdings Limited, a company incorporated under the laws of the British Virgin Islands that is wholly-owned by us.

Share Purchase Agreement

On March 21, 2012, we and VODone entered into a share purchase agreement with MediaTek Inc., or MediaTek, Core Tech Resources Inc., or Core Tech, a subsidiary of MediaTek, and PVG Venture Capital Partners (Wuxi), Limited Partnership, or PVG, pursuant to which Core Tech and PVG agreed to subscribe for 15,450,144 and 11,035,817 shares of our ordinary shares, respectively, for consideration of US$7 million and US$5 million, respectively. Core Tech’s investment was made in connection with MediaTek and we intend to further develop our cooperative relationship. These ordinary shares contain a liquidation preference as well as a right to put back the shares after one year from the closing. The transaction was closed on May 11, 2012.

Distribution and Listing

On September 21, 2012, VODone distributed 1,574,741 ADSs, representing 22,046,374 Class A ordinary shares, par value US$0.001 per share, of our company, or approximately 6.7% of our total shares then outstanding on a pro rata basis to holders of VODone ordinary shares. On September 25, 2012, we listed our ADSs on the Nasdaq Global Market under the symbol “CMGE.”

Memorandum of Understanding with MediaTek to Purchase a Controlling Interest in Vogins Network Technology (Shanghai) Limited Co., Ltd., or Vogins Shanghai

On July 30, 2012, we entered into a memorandum of understanding with MediaTek to indirectly acquire 51% of the business of Vogins Shanghai, which provides a development platform that application developers and mobile device makers can utilize to develop products that are compatible with different mobile handset platforms. Under the terms of the memorandum of understanding, we will inject funds of approximately US$1,020,000 for 51% of the equity interest in a new joint venture entity, or JV BVI, with the remaining 49% equity interest held by Vogins Technology Co. Limited, or Vogins BVI, a wholly-owned subsidiary of MediaTek. JV BVI will form an indirectly wholly-owned subsidiary in China, or JV China, which will then enter into a series of agreements with Vogins BVI and Vogins Shanghai under which JV China will purchase the existing business and assets of Vogins Shanghai. Vogins BVI will also pledge its equity interest in Vogins Shanghai to JV China to secure the performance of Vogins Shanghai’s obligations under the series of agreements. We made a prepayment of US$400,000 to Vogins Shanghai on behalf of JV China for the purchases of the business and assets of Vogins Shanghai under the series of agreements. We have the right to appoint three out of the five directors on the board of JV BVI and JV China. As of December 31, 2012 the closing conditions of the Vogins acquisition had not been met and therefore the transfer of the 51% interest had not occurred. As such, we have not accounted for this business combination in 2012.

B.	Business Overview

Overview

We are a leading mobile game company in China with the largest market share among mobile game developers in terms of revenues in 2010, 2011 and 2012, according to a March 2013 report prepared by Analysys International, an independent market research firm, or the Analysys Report. The Analysys Report was commissioned by us and provided information on the mobile game market in China and our position in that market. Our market share reached 13.1% in terms of revenues generated by all mobile game developers in China, compared to the 4.1% market share of our nearest competitor, in 2012, and was greater than the combined market share of our nearest three competitors, according to the Analysys Report. We have integrated capabilities in the development, operation, sale and distribution of mobile games in China. Our mobile handset design business complements our game development business as we pre-install our mobile games and game platforms in the handsets we design, and enhances our knowledge of user habits and preferences and industry trends. Our total paying user accounts during 2012 were 31.7 million for single-player games (excluding single-player game bundles) and 303,613 for social games. Our total subscriptions for single-player game bundles during 2012 were 5.9 million. Total paying user accounts are calculated based on the total number of user accounts that purchased in-game items, adjusted to eliminate double-counting of the same user accounts, and the total number of games downloaded through application stores during the period. Total subscriptions are calculated based on the total number of monthly subscriptions to our game bundles offered through mobile network operators.

We have strong development capabilities, evidenced by our large and diversified portfolio of single-player games and social games. As of December 31, 2012, our portfolio included 497 mobile games, of which 168 of our single-player games were developed in-house; we purchased or licensed 322 single-player games from third parties and we developed all seven of our social games in-house. Certain of our games are also among the most popular (as measured by downloads) and highest grossing (as measured by revenues) mobile games in China. We have a strong pipeline of games offering a variety of themes, cultural characteristics and features designed to appeal to different users. We plan to launch 100 single-player game and at least seven smartphone social games during 2013.

We develop mobile games primarily using our proprietary game engines and development platform, which allow us to create mobile games with consistent quality and system stability, and protect us from potential interruptions in our operations due to loss of development personnel. We have recently directed significant resources towards developing our new generation of Android and iOS-based social games, and our social game pipeline contains nearly twice the number of games than it has at any time prior. The games we develop for smartphones will also be available for download on tablets through the same channels as smartphones, an aspect of our business we anticipate will expand significantly during 2013 because of the better user experience available through tablets, in particular for massive multiplayer online role-playing games, or MMORPGs, due to their larger screen size compared to mobile phones. We publish the games that we develop and purchase or license from other developers through our Game Center application store for smartphones, Cooguo’s mobile advertisement platform and other leading application stores in China. Through our Game Center, users of Android-based smartphones can download almost 1,000 games, including games from third-party developers.

We are a preferred game developer for many handset companies in China, a strategic partner with various chipset manufacturers and mobile platform providers, and a recognized content provider to key mobile network operators in China. We pre-installed our mobile games on approximately 18.6 million handsets during 2012. We have a strategic cooperative relationship with China Mobile and have been granted access to fee-collection codes from China Mobile, which enables us to collect proceeds without having to use service providers as intermediaries. Because of our strong revenues and performance since the fourth quarter of 2011, China Mobile deemed us a “Grade A Business Partner” and we expect they will allocate to us more marketing resources and services such as giving greater prominence to our games in search results and on page displays and allowing us to publish more new games each month while expediting the approval and launch process for those games. We also formed strategic cooperations with the other two major mobile network operators in China. For example, in 2011 we entered into an agreement with China Telecom which allows us to offer games to mobile phone end users through their network.

We have comprehensive capabilities in the mobile game value chain, spanning from handset design to mobile game development, operations and distribution as a result of the integration of three different companies during 2009 and 2010. Since the acquisitions of our feature phone mobile game business in October 2009, our handset design business in October 2010 and our smartphone mobile game business in December 2010, the synergies created by the integration of the three businesses have allowed us to increase market share, reduce costs and operate with improved efficiency. We believe we are well-positioned to capture opportunities along the mobile game value chain as a result of our integrated capabilities.

Important Events in 2012

•

May 2012—We entered into a share purchase agreement with MediaTek, a leading fabless semiconductor company for wireless communications, pursuant to which MediaTek became a strategic shareholder, a relationship which further strengthens our pre-installation capabilities.

•	August 2012—We were selected by Forbes as one of the 30 Top Mobile Businesses in China.

•	September 2012—We completed the listing of our ADRs on the Nasdaq Global Market.

•

October 2012—We released a Game Center, a proprietary application store, for Android-based smartphones, which currently makes available almost 1,000 games to our users, including games from third-party developers.

•

October 2012—We signed an exclusive strategic cooperation agreement with Guangzhou Cooguo Software Company Limited, or Cooguo, one of China’s largest mobile advertisement platforms, pursuant to which the game promotion segment of Cooguo’s advertisement platform will exclusively promote mobile games operated and published by us.

•

November 2012—We began expanding our game research and development capabilities by acquiring teams of game developers. We provide these teams with autonomy so that they can develop unique games, which will help to diversify our game selection. As of March 31, 2013, we had acquired eight teams of game developers, including approximately 60 developers.

Our Games

We develop and selectively license mobile phone games. Our games include single-player games, which are available both individually and as part of game bundles, as well as social games. We develop in-house and selectively license or acquire smartphone games, including single-player games and social games. We target smartphone users who may have higher disposable income or users who may be attracted to social games with high quality graphics and a more engaging user experience. In response to market conditions and in order to ensure the sustainable growth of our business over the long term, we have recently focused our efforts on developing new high quality smartphone social games for Android and iOS, the expansion of distribution channels and the development of third-party game operating and publishing capabilities. As of December 31, 2012, more than 80% of our team worked on smartphone-related projects, up from about 50% as of December 31, 2011.

Single-Player Games

Single-player games usually involve relatively simple rules and do not require significant time commitment from the users. Our single-player games for smartphone are available for purchase to users around the world through our Game Center, which we pre-install on some smartphones. We also publish the games through third party application stores such as the Apple App Store, 91.com, Qihoo 360 and the Android Market. Kangri Yingxiong Zhuan, Cut Cut Boom and Facebrick are among our most popular single-player games for smartphones. We internally develop many of our single-player games for smartphones, while for others we either make a one-time payment to a third-party content provider to acquire all associated rights or license the games and share sales proceeds with third-party content providers.

Single-player games are free to download; however some single-player smartphone games charge users a one-time activation fee. These games are offered in either “chances” or “stages,” depending upon the game. For games offered in chances, a user is given a certain number of chances to play the game for free. When the user uses up these free chances, he or she can purchase additional chances as an in-game premium feature to continue playing at the level they were previously at. However, as soon as the user exits the game, any unused chances that he or she purchased are forfeited and considered immediately consumed. If the user chooses not to purchase additional chances, their game is over and they must start over at the first level of the game should they wish to play again. For single-player games offered in “stages,” a user is given a certain number of trial stages in which he or she can play the game for free. When the trial stages are completed, he or she can purchase the right to play the remaining stages of the game as an in-game premium feature. Upon purchase, the remaining stages of the game will be unlocked and the user can gain access to all stages repeatedly without additional charges, even if he or she exits the game.

We pre-install both our Game Center onto smartphones and our game distribution platforms for downloading and updating our single-player games directly or through cooperation with Ouyinhua. We have developed 168 and purchased from third-parties 322 single-player games, as of December 31, 2012. As of December 31, 2012, our portfolio contained 323 smartphone single-player games, including 140 role-playing games, 62 fighting or racing games, 27 shooting games, 65 trivia games and 29 card games. We pre-installed our mobile games and platforms on approximately 18.6 million handsets in 2012. In 2013 we plan to pre-install mobile games on approximately 60 million handsets. As of December 31, 2012, our portfolio contained 167 feature phone single-player games, including action games, puzzles or trivia games, skill-based games, application games, role-playing games and leisure games. We cooperate with well-known brands and media companies to develop mobile games based on popular franchises, stories and characters.

Single-Player Game Bundles

We provide three single-player game bundles to smartphone users through China Mobile. For instance, users can pay RMB10 per month to download the six to eight games in a package and we will replace two games in the bundle every month, so that all games are replaced every quarter and allowing continuing subscribers to download two new games every month. Game bundles includes games in the categories of action, adventure, strategy, shooting, IQ, pokers, sports, car racing, fighting and music. We had 7.4 million, 9.6 million and 5.9 million total subscriptions for single-player smartphone games for the years ended December 31, 2010, 2011 and 2012, respectively, which amount counts each subscription to our game bundles. During 11 out of 12 months during 2012, our game bundles ranked us number one in terms of revenues generated through China Mobile.

Social Games

Our social games enable interaction among multiple players using different handsets. We believe social games have significant growth potential in China and that they will occupy an increasing proportion of consumer leisure time.

Our social games are available for download on a free-to-play basis. Compared to pay-to-play business models, the free-to-play approach tends to attract a wider audience of players, increasing the number of potential paying users. By attracting a larger audience, the free-to-play model also enables a higher degree of in-game social interaction, which enhances the game experience for all players. Free-to-play games have proven popular as they encourage players to “try before they buy” and to pay only for additional functionality that they desire.

We develop and publish social games mainly for smartphones. Compared to feature phone social games, smartphone social games generally have better graphic interfaces, more interesting story lines, more in-game items, and allow a greater number of users to play concurrently. In a typical social game, thousands of players play in the same game world at the same time. The players can assume specific characters to compete within the game. Social mobile games for smartphone incorporate many sophisticated technology features to enhance user experience, which include:

•	differing levels of strengths and weaknesses across game characters, and each character can gain different experiences and collect different virtual items;

•	the game world continues to evolve, even while the player is not playing the game;

•	an engaging storyline and the player upgrading system, through which players are encouraged to achieve higher game attributes as they develop experience or purchase virtual items; and

•	an instant messaging system that allows players to communicate extensively with each other or form alliances in order to achieve collaborative objectives.

The games we develop for smartphones will also be available for download on tablets through the same channels as smartphones, an aspect of our business we anticipate will expand significantly during 2013 because of the better user experience available through tablets, in particular for MMORPGs, due to their larger screen size compared to mobile phones. We have developed all of our social games for smartphones using Android, iOS, Kjava and WAP. The four smartphone social games we had as of December 31, 2012 were role-playing games. In October 2012, we launched our Game Center for smartphones, a game platform and community that provides for the easy download of social games for smartphones, including those that we developed internally as well as those of other developers.

Game Pipeline

We plan to launch 100 single-player game and at least seven social games during 2013. Games in our pipeline vary in terms of theme, style and target demographics. Our 2013 game pipeline includes the following games:

•	War Valley (Zhan Gu)—Expected launch: June 2013

“War Valley” is a heavy MMORPG social game set against a Western fantasy myth. Players navigate around the virtual world through their mobile phone screens or controller. Through exploration, players gradually customize their characters as the game plot develops. Revenue is generated through the in-game sale of virtual items.

Compatible systems: PC (web game), iOS, Android.

•	Immortal Wind (Xian Feng)—Expected launch: June 2013

“Immortal Wind” is a RPG social game based on the ancient Chinese legend “Shanhai Jing.” Players navigate around the virtual world by tapping their mobile phone screens. Through exploration, players gradually customize their characters as the game progresses. Revenue is generated through the in-game sale of virtual items.

Compatible systems: iOS, Android.

•	Che Che Bomb (Che Che Dan)—Expected launch: June 2013

“Che Che Bomb” is a RPG social game set in the Stone Age era. Players move their characters around the virtual world and hit targets with bombs by controlling the launch trajectory. Revenue is generated through the in-game sale of virtual items.

Compatible systems: PC (web game), iOS, Android.

•	Dazzling Dance (Xuan Wu Pai)—Expected launch: July 2013

“Dazzling Dance” is a 3D music dancing game with fun interactive gameplay. With a high degree of community interaction and personalized in-game preferences, the game can be played both offline and online. The game provides upgradable items such as costumes, as well as a cooperative game mode along with other unique game settings. The game differs from other games of the same type in terms of gameplay, interaction and personalization level. Revenue is generated through the in-game sale of virtual items.

Compatible systems: iOS, Android.

Game Development and Planning

We develop new mobile games and related updates and expansion packs. As of December 31, 2012, out of our game portfolio, 168 single player games and seven social games are developed in house. We have strong in-house game development capabilities supported by our teams that specialize in game planning, graphic design, research and development and game operation. In particular, our game development engines enable us to create colorful graphics with impressive visual effects and provide a technical foundation upon which to develop innovative features in the game environment. These game engines use modularized key functions, including graphic design, network connection, fee calculation, game operation and updates.

Our game development process generally includes the following key steps:

•	concept generation;

•	development of new game proposal and commencement of technical review;

•	formulation of development projects;

•	commencement of development;

•	closed beta testing; and

•	open beta testing.

We have a game design team that generates new game ideas based on market research, latest trends and player preference. We encourage all of our employees to suggest creative ideas and concepts for game development. After a concept is generated, a committee consisting of representatives from management, marketing, operations and technology departments will review and approve the proposal. Upon the management’s approval, the design team prepares detailed proposal that includes target audience, playing styles, game characters, storylines and cost budgets. We then form a project team to develop a new game implementation plan with the following division of labor: (i) game designers to develop new game study and overall game design (ii) graphic artists to design game characters and game environments; and (iii) programmers to develop server-end and user-end software. We then conduct closed beta testing with a selected group of players in preparation for the commercial launch. Players under the closed beta testing report any technical problems that they encounter. Our quality assurance team follows its testing procedure to test the game before launch. After the commercial launch of our games, we continue to closely monitor the performance, consistency and stability of operational systems of the game.

We have developed the KDE and NCG game engines to develop our games. Our feature phone games are developed using the KDE game engine and the development cycle is approximately six weeks for our recent feature phone single-player games and one month for our recent feature phone social games. The KDE engine modularize key functions, including graphic design, network connection, fee calculation, game operation and updates. Our smartphone games are developed using NCG game engines, which support cross-platform systems technologies. All mobile games developed based on these game engines can receive updates or upgrades over-the-air as needed.

The MNG platform modularizes key functions, including graphic design, network connection, fee calculation, game operation and updates. The MNG platform can develop mobile games for single-player and social games on both feature phones and smartphones. All of our smartphone games and certain feature phone social games are developed using our MNG platform, and the development cycle is approximately two months for our most recent single-player games and six to twelve months for our most recent smartphone social games.

As of December 31, 2012, we had more than 270 game development employees. Most of our software programmers and testing engineers have bachelor or graduate degrees. We plan to continue to expand our research and development center by recruiting from leading universities in China. Beginning in November 2012, we have expanded our mobile game research and development capabilities by acquiring, as of March 31, 2013, eight teams of game developers, including approximately 60 developers. We provide these teams with autonomy so that they can develop unique mobile games, which will help to diversify our game selection.

Game Publishing

We publish the games that we develop and purchase or license from other developers through our Game Center application store for smartphones, Cooguo’s mobile advertisement platform and other leading application stores in China. The games we develop for smartphones are Android- and iOS-based, and will also be available for download on tablets through the same channels as smartphones, an aspect of our business we expect will grow over the next few years. We arrange the pre-installation of our Game Center application store on the smartphone handsets of handset companies and design houses both directly or through cooperation with Ouyinhua. Through our Game Center, users of Android-based smartphones can download almost 1,000 games, including games from third-party developers.

We developed our Game Center application store internally and all of the rights to the Game Center application store are owned by Huiyou. In order to increase the number of games available to our users and to increase the popularity and stickiness of our Game Center application store, we make available for download a number of third party games.

We also publish the games through third party application stores such as the Apple App Store, 91.com, Qihoo 360 and the Android Market. In addition, in October 2012, we signed an exclusive cooperation agreement with Cooguo, a leading mobile advertising platform in China. Pursuant to the agreement, Cooguo will exclusively promote mobile games operated and published by us.

Handset Design

We offer comprehensive handset design solutions through our own handset design house, the OWX Holding Group. We provide a full range of mobile communication solutions to handset manufacturers, including hardware design, software design, quality assurance testing, industrial design and structural design. We design IC boards and operating systems for handsets that feature touch-screen, analog television, TV-Out, full-screen touch, full-keyboard flip, vertical slide, horizontal slide, professional audio sounds and other multimedia functions.

During 2012, we transitioned our handset design business from feature phone to smartphone design, and during the fourth quarter of 2012, 84% of our handset design revenue was derived from smartphone design. We cooperated with 13 handset manufacturers as of December 31, 2012, to offer designs for feature phones and smartphones. We generate revenues from the handset design business through providing handset design services and receive a flat fee and/or a certain percentage of proceeds from sales of mobile content pre-installed into the handsets we designed. Most of the handsets designed by OWX Holding Group have primarily mobile games developed by our company pre-installed into them, but may also have pre-installed other mobile content such as mobile music, mobile books and application store, and multimedia and social network services.

Collaborative Relationships

Distribution Channels

Handset Companies and Design Houses

We work with handset companies and design houses to pre-install our mobile games and game platforms. We pre-installed our mobile games and platforms on approximately 18.6 million handsets in 2012, of which over 650,000 were smartphone handsets and approximately 17.9 million were feature phone handsets.

We entered into a cooperation agreement with an agent, Ouyinhua, to arrange the pre-installation of our Game Center application on the smartphone handsets of approximately 75 handset companies and design houses that are Ouyinhua’s customers. Pursuant to the cooperation agreement, payment to Ouyinhua is determined by either a profit-sharing formula or by reference to the number of activated accounts. Under the profit-sharing formula, we collect the net revenues from game players, after subtracting fees due to the mobile operator and service provider, and we then pay to Ouyinhua a portion of the remaining net revenue, which includes the amount to be paid to the handset manufacturers. When payment is determined by reference to activated accounts, we pay a set amount for every account that has been activated, as defined in our agreement. For each game, we negotiate with Ouyinhua whether it will be compensated based on the profit-sharing formula or by reference to the number of activated accounts. Under a separate agreement, Ouyinhua arranges the pre-installation of our feature phone games on the handsets of approximately 325 handset companies and design houses that are its customers. We account for the amounts we pay to Ouyinhua under cost of revenues. In 2010, 2011 and 2012, we paid to Ouyinhua RMB20.7 million, RMB44.5 million and RMB37.5 million as its share of revenues under the cooperation agreements, which represented 63.1%, 56.7% and 50.1% of our cost of revenues attributable to games revenue, respectively. If Ouyinhua terminates the cooperation agreement, we may enter into direct contractual arrangements with the handset companies and design houses that are Ouyinhua’s clients, and Ouyinhua will provide reasonable assistance in facilitating those arrangements.

We had entered into direct contractual relationships with 20 handset companies and design houses as of December 31, 2012. We generally pay handset companies with which we have direct contractual relationships a certain percentage of the proceeds we receive from mobile network operators or the service providers. Our agreements with these handset companies generally have a term ranging from one to three years and may be renewed at the parties’ mutual agreement or automatically renew for one year absent any prior notice of termination.

We have our own handset design house, the OWX Holding Group, which offers handset design solutions to handset manufacturers. See “—Handset Design.”

Mobile Network Operators

We have a direct strategic cooperative relationship with China Mobile, the largest mobile network operator in China. Our VIE, Yingzheng, was recognized as a quality content provider by China Mobile in October 2010 and since then it has been granted access to fee-collection codes from China Mobile, which enables it to collect proceeds from our smartphone games directly through China Mobile, without having to use service providers as intermediaries. Because of our strong revenues and performance since the fourth quarter of 2011, China Mobile deemed us a “Grade A Business Partner” and will allocate to us more marketing resources and services such as giving greater prominence to our games in search results and on page displays and allowing us to publish more new games each month while expediting the approval and launch process for those games. We have a service provider contract and a content provider contract with China Mobile, both of which have a term of one year. Pursuant to the service provider contract, we distribute our games to players over China Mobile’s network and on its platform, and pursuant to the content provider contract, we receive technical support, customer support and user data from China Mobile. In exchange for providing these services, China Mobile keeps a portion of the funds it collects from our game players that play over its network and on its platform before transferring the proceeds to us. The service provider contract does not contain automatic renewal provisions, as is customary for service providers working with China Mobile. Absent any prior notice of termination, the content provider contract will automatically renew for another six-month term.

In addition to our strategic cooperative relationship with China Mobile, we also formed strategic cooperations with the other two major mobile network operators in China. For example, in 2011 we entered into an agreement with China Telecom which allows us to offer games to mobile phone end users through their network.

Application Stores and Mobile Portals

Our games are available through distributors such as Apple’s App Store, the Android Market, d.cn, Sina’s mobile portal and the Maopao application store developed by Sky-mobi Limited. Our games are also available for download through some of China’s popular social networking services. Our agreements with application stores and portals are generally for terms of one year. We share a certain percentage of the proceeds we receive through games offered in the application stores and through mobile portals.

Chipset Manufacturers

We have entered into cooperative relationships with various chipset manufacturers, such as MediaTek and Spreadtrum, and MStar, a mobile platform provider, which will allow us to develop games for integration into their respective chipsets. We believe this will allow us to further broaden our user base as well as to develop games that will remain accessible to our users as new technologies develop.

On March 21, 2012, we entered into a share purchase agreement with MediaTek and one of its subsidiaries, pursuant to which MediaTek purchased our ordinary shares in exchange, in part, for the entering into of a strategic cooperation between us and MediaTek. Pursuant to the stock purchase agreement, MediaTek agreed to license the use of its MRE platform to us, including all necessary technical support to assist us in developing our games on the MRE platform, so that we can expand our business on the MTK platform. This transaction was closed on May 11, 2012.

Payment Channels

For our mobile games played on smartphones, we offer a variety of third-party payment options to mobile handset users. Some of our smartphone users make payments through the billing channels of China Mobile or other service providers, who in turn make payments to us. Our users that purchase games through application stores make payments to the operators of the store, who in turn make payments to us. Our users can also pay for our mobile games, including all games purchased through our Game Center application, with credit cards, debit cards and game cards of third-party companies, such as Shenzhoufu, Alipay and Yeepay. We are actively seeking to further expand the third-party payment channels available to our users. As overall costs related to third-party payment channels are lower than costs associated to mobile service providers, increased usage of third-party payment processing agents will enable us to better manage our payment related costs as a percentage of revenues and potentially increase our profitability. We plan to encourage usage of these third-party payment channels through educational and promotional activities.

We work with service providers to collect proceeds from our games and they in turn depend on mobile network operators, such as China Mobile and China Telecom, to provide billing and collection services from game players on their behalf. As of December 31, 2012, we have entered into agreements with 101 service providers, who have access to payment channels provided by mobile network operators pursuant to their respective agreements. We select service providers based on their network coverage, proceeds-sharing arrangements and track record of proceeds collection. Our agreements with service providers are generally for terms of one year with automatic renewal provisions. Service providers collect proceeds for us from users and we share a certain percentage of such proceeds with the service providers. We have established billing cooperation with many domestic services providers, as well as mobile network operators and services providers in over 79 countries and regions around the world as of December 31, 2012.

Content Providers

While we primarily focus on developing mobile games in-house, we have strategically purchased third-party developed single-player and social games for smartphones to complement our existing portfolio. We believe we are able to better balance our portfolio and utilize our existing resources by selectively acquiring games developed by third-parties. We may acquire all of the associated rights of such games or enter into cooperation agreements to share proceeds derived from such games.

We also cooperate with well-known brands to develop mobile games based on popular franchises, stories and characters, or license mobile games developed by independent third-parties. When we license franchises or third-party developed games, we share sales proceeds generated from the games with the content developers.

We have a team that specializes in identifying and selecting third-party games that complement our existing portfolio, based on analysis of market trends and consumer demand. We make a one-time payment to a third-party content provider to acquire all associated rights or enter into cooperation agreements with content providers to share proceeds from the games based on our assessment of the game’s potential.

Beginning in November 2012, we have expanded our mobile game research and development capabilities by acquiring, as of March 31, 2013, eight teams of game developers, including approximately 60 developers. We provide these teams with autonomy so that they can develop unique mobile games, which will help to diversify our game selection.

Game Operations

Game Management

Each mobile game is managed by a designated game management team. Our game management teams:

•	conduct cost/benefit analyses and produce detailed operational plans;

•	coordinate internal resources and interact with our other departments such as game design, artistic design, quality assurance, marketing, and technological services;

•	devise the timing of the release of updates and expansion packs; and

•	manage the game’s virtual community on an ongoing basis by, for example, organizing in-game events.

A centralized game management center monitors the performance of each team. Our operational expertise and best practices are shared with all of our game management teams and departments.

Network Infrastructure

Our network infrastructure is administered by our operations departments, which handle hardware, system and network operation and maintenance. Our systems are designed for scalability and reliability to support growth in our user base. We lease bandwidth from telecommunication operators such as China Mobile to connect to the national Internet backbone. We believe that our current network facilities and broadband capacity provide us with sufficient capacity to carry out our current operations.

We have developed an extensive technology infrastructure to support our game development and operations, including a nationwide server network. As of December 31, 2012, our server network consisted of 58 servers with the capacity to support up to one million concurrent users. Due to the real-time interaction among hundreds of thousands of users for social games, the stable operation of our games requires a large number of servers and a significant amount of Internet connectivity bandwidth. We have located game servers in Beijing, Shenzhen and Jiangsu Province.

While we believe that our network infrastructure and maintenance will likely prevent network interruption resulting from attacks by hackers, there remains a possibility that such attacks could result in delays or interruptions on our network. For a further discussion, see the section entitled “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Undetected programming errors or flaws in our mobile game products could harm our reputation or decrease market acceptance of our products.”

Sales and Marketing

We employ various traditional, online and mobile marketing programs and promotional activities, including in-game events and announcements, online and traditional advertising, and offline promotions. We primarily promote our games to end users through mobile network operators, mobile portals and applications stores. In October 2012, we signed an exclusive strategic cooperation agreement with Cooguo, pursuant to which the game promotion segment of Cooguo’s advertisement platform will exclusively promote mobile games operated and published by us. In addition, in March 2013 we entered into an agreement with Shenzhen Zhongzheng Ruanyin Technology Co. Ltd., pursuant to which Zhongzheng Ruanyin will promote and advertise our games. We also utilize some of China’s popular social networking services, such as Sina Weibo, UCWEB, 360.cn and Renren.com, to promote our games. In addition, we also distribute our games through China Mobile’s own application store, the Mobile Market, which hosts a number of our mobile games and has allowed us to increase the visibility of our products. We believe “word-of-mouth” within our large user base has also positively contributed to the popularity and sales of our mobile games.

Customer Service and Technical Support

Our customers are end users for direct game purchases and handset companies as we work with handset manufacturers to pre-install our mobile games and platform. We believe our emphasis on customer service enhances our brand image and user loyalty. Our users can access our customer service center via phone, online in-game chats or e-mail at any time 24 hours a day, seven days a week. With the growth of our user base and the expansion of our game portfolio, we expect to continue to expand the size of our customer service team. We have implemented detailed performance measures to monitor our calls to ensure that our customers will receive quality service. In addition to providing customer service to our users, our customer service representatives also collect player comments and complaints about our games and generate for our management and operations personnel periodic reports that summarize important issues raised by users and our responses to those issues.

We have a dedicated team to service each handset manufacturer and mobile network operator. We work closely with handset manufacturers and mobile network operators to resolve technical problems, conduct testing and trials, and address customer complaints.

Competition

The mobile game market in China is highly competitive and fragmented. We compete directly with mobile game developers and operators in China. We may face competition from application store operators and other providers of mobile applications and content, or from alliances between our existing and new competitors, mobile and online game developers and other content providers. Some of our existing and potential competitors have significantly greater financial, technological and marketing resources, stronger relationships with industry participants and a larger portfolio of mobile game offerings than we do. Some of our competitors or potential competitors, especially major foreign mobile game developers, also have greater development experience and resources than we have.

We compete primarily on the basis of user base, relationships with mobile handset companies, mobile service providers and mobile network operators, key technologies as well as research and development capabilities. For a discussion of risks relating to competition, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We may face increasing competition, which could reduce our market share and materially and adversely affect our results of operations.”

Intellectual Property

We regard our copyrights, trademarks, trade secrets and similar intellectual property as critical to our success, and rely on trademark and copyright law, trade secret protection and confidentiality agreements with our employees, suppliers and others to protect our proprietary rights.

We have applied for the registration of the “China Mobile Games and Entertainment” trademark in China. As of December 31, 2012, we have registered with the State Copyright Bureau of the PRC 46 copyrights for software we developed or acquired from third parties. In addition, we have registered 12 domain names, including www.cmge.com, www.kkfun.com, www.3guu.com and www.sz-tastech.com, our primary operation websites.

While we actively take steps to protect our proprietary rights, such steps may not be adequate to prevent the infringement or misappropriation of our intellectual property. Also, we cannot be certain that our products and services do not or will not infringe valid patents, copyrights or other intellectual property rights held by third parties. We may be subject to legal proceedings and claims from time to time relating to the intellectual property of others, as discussed in “Item 3. Key Information. D. Risk Factors—Risks Related to Our Business—We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.”

Facilities

Our principal executive offices are located at Block A, 15/F Huajian Building, 233 Tianfu Road, Tianhe District, Guangzhou, PRC. We also maintain offices in other cities in China, including offices in Beijing, Guangzhou, Hong Kong and Shenzhen, under leases with terms ranging from one to five years. In aggregate, we maintained a total of approximately 3,000 square meters for our offices as of December 31, 2012. We lease our facilities from independent third-parties and do not own any real property.

We believe that our leased facilities are adequate to meet our needs for the foreseeable future, and that we will be able to obtain adequate facilities, principally through leasing of additional properties, to accommodate our future expansions.

Insurance

We do not maintain any property insurance policies covering equipment and facilities for losses due to fire, earthquake, flood or any other disaster. We maintain director and officer liability insurance for our directors and executive officers. Consistent with customary industry practice in China, we do not maintain business interruption insurance or key employee insurance for our executive officers. Damage to any of our uninsured equipment or buildings or a significant product liability claim could have a material adverse effect on our results of operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We have limited insurance coverage which could expose us to significant costs and business disruption.”

Legal Proceedings

We are currently not a party to, and we are not aware of any threat of, any legal, arbitral or administrative proceedings, which, in the opinion of our management, is likely to have a material and adverse effect on our business, financial condition or results of operations. We may from time to time become a party to various legal, arbitral or administrative proceedings arising in the ordinary course of our business.

Regulations

Our provision of mobile game development and operation and mobile handset design services is subject to a number of PRC laws and regulations relating to the telecommunications services, Internet information services, electronic and Internet publications, online games and cultural products, and information security and censorship, and is regulated by various PRC government authorities, including:

•	the Ministry of Industry and Information Technology, or MIIT (formerly the Ministry of Information Industry, or MII);

•

the State General Administration of Press, Publication, Radio, Film and Television, or SAPPRFT (formerly the General Administration of Press and Publication, or GAPP, and the State Press and Publications Administration, or SPPA);

•	the Ministry of Culture, or MOC;

•	the Ministry of Public Security;

•	the State Administration for Industry and Commerce, or SAIC;

•	the Ministry of Commerce, or MOFCOM (formerly the Ministry of Foreign Trade and Economic Cooperation, or MOFTEC);

•	the State Council Information Office, or SCIO; and

•	the State Administration of Foreign Exchange, or SAFE.

These PRC government authorities have issued a series of rules that regulate a number of different substantive areas of our business, which are discussed below.

Regulations on Telecommunications Industry

Telecommunications Services

On September 25, 2000, the State Council of the PRC, or the State Council, promulgated the Regulations on Telecommunications of the PRC, or the Telecom Regulations, which regulate the telecommunication industry and telecommunication-related activities in the PRC. Pursuant to the Telecom Regulations, telecommunications business operations in the PRC are subject to certain licenses from MIIT or its provincial counterpart, depending upon the different categories of services and geographic region of operation. Telecommunications services are divided into two main categories: basic telecommunications services and value-added telecommunications services. Each category of services is further divided into several sub-categories. Pursuant to the Catalogue for Classification of Telecommunications Services effective as of April 1, 2003, our business constitutes the information services business, which falls within the value-added telecommunications business category.

On March 5, 2009, MIIT issued the Measures on Administration of Telecommunications Business Operation Licensing, or the Telecom Licensing Measures, which became effective on April 10, 2009 and repealed the Measures on Administration of Telecommunications Business Operation License issued in 2001. The Telecom Licensing Measures spell out the conditions, documents required and procedures for application for the telecommunications business operation license and specify the requirements on usage of the license and the code of conduct that telecommunications services providers must comply with. According to the Telecom Licensing Measures, telecommunications services providers are also required to lodge certain documents with the competent authorities in first quarter of each year and go through the annual inspection process in respect of their operations during the previous year.

Foreign Investment in Telecommunications Sector

Foreign investment in telecommunications sector is governed by the Regulations on Administration of Foreign Invested Telecommunications Enterprises, or the FITE Regulations, which were promulgated by the State Council on December 11, 2001, effective February 1, 2002 and amended on September 10, 2008. Pursuant to the FITE Regulations, a foreign investor must establish a Chinese-foreign equity joint venture with a Chinese partner to invest in telecommunications industry. A foreign-invested telecommunications enterprise, or FITE, is allowed to be engaged in basic telecommunications business and value-added telecommunications business. The foreign investor’s ultimate equity holding percentage in a value-added telecommunications business may not exceed 50%.

To comply with the restrictions on the foreign participation percentage in the telecommunications industry, we have established Yingzheng, a VIE to undertake the value-added telecommunications business. For a detailed discussion of the contractual arrangements with our VIE, please refer to “Item 4. Information on the Company. A. History and Development of the Company—Our Contractual Arrangements with VIE.”

On July 13, 2006, MIIT issued the MIIT Circular which emphasizes that a foreign investor planning to invest in the value-added telecommunications sector in the PRC must set up an FITE and apply for the applicable telecommunications business operation license. A domestic value-added telecommunications services provider shall not lease, transfer or sell any telecommunications business operation license in any way to a foreign investor, or provide resources, sites, facilities or other conditions for a foreign investor to illegally operate a telecommunications business in the PRC.

According to the MIIT Circular, if a foreign investor cooperates with a domestic value-added telecommunications services provider, the following requirements apply: (1) the domain names and registered trademarks used by the value-added telecommunications services provider must be legally owned by itself or its shareholder; (2) the value-added telecommunications services provider must have site, servers and other necessary facilities for its approved business operations and maintain such facilities in the regions covered by its license; and (3) the value-added telecommunications services provider must safeguard its network information by establishing relevant measures and administrative system for network security and putting in place procedures for handling emergencies of network and information security.

Regulations on Electronic and Internet Publication

On February 21, 2008, GAPP issued the Regulations on Administration of Publishing of Electronic Publications, or the Electronic Publications Regulations, which became effective from April 15, 2008 and repealed the previous Regulations on Administration of Electronic Publications issued on December 30, 1997. Pursuant to the Electronic Publications Regulations, the PRC implements a licensing system for publishing of electronic publications. A company wishing to publish electronic publications must meet the specified requirements on registered capital, equipment, site, organizational structure, etc. and obtain the approval from SAPPRFT. With such approval, the company must handle registration with the provincial counterpart of SAPPRFT and obtain an Electronic Publications Publishing License. A company engaged in publishing of electronic publications is also required to go through a regular inspection process every two years, in which process, the company’s registration, qualification, business operation, compliance and internal management will be reviewed by the provincial counterpart of SAPPRFT. Mobile games are classified as a type of electronic production and publishing of mobile games is subject to the foregoing license and requirements.

On June 27, 2002, GAPP and MIIT jointly issued the Interim Regulations on Administration of Internet Publication, or the Internet Publication Regulations, which became effective from August 1, 2002. These regulations require business operations involving internet publishing to be approved by SAPPRFT prior to applying for the relevant approval from the MIIT. Under a relevant notice jointly issued by GAPP and other government authorities on September 28, 2009, provision of online games via Internet is regarded as an Internet publishing activity and subject to the prior approval by SAPPRFT. With such approval, the online game operator will be granted an Internet Publishing License specifically allowing online games operation. The notice prohibits any direct foreign investment in online games operation business. Furthermore, it prohibits foreign control or participation in domestic companies’ online game operation business in an indirect way such as entering into relevant agreements or providing technical support, or in any other disguised manner.

Regulations on Online Games and Cultural Products

Pursuant to the Guiding Catalogue for Foreign Investment Industries of 2007, amended in 2011 by MOFCOM, the Internet culture business falls within the category of industries prohibiting foreign investment. On February 17, 2011, MOC issued the revised Interim Regulations on Administration of Internet Culture, or the

Internet Culture Regulations, effective as of April 1, 2011. According to the Internet Culture Regulations, the “Internet cultural products” are defined as including the online games specially produced for Internet and games reproduced or provided through Internet. Provision of Internet cultural products and related services is subject to the approval of MOC or its provincial counterpart. MOC issued the Circular on Implementation of the Newly Revised Interim Regulations on Administration of Internet Culture on March 18, 2011, which provides that temporarily the authorities will not accept applications by foreign-invested Internet content providers for operation of Internet culture business (other than online music business).

On June 3, 2010, MOC issued the Interim Measures on Administration of Online Games, or the Online Game Measures, which became effective from August 1, 2010. Pursuant to the Online Game Measures, a company wishing to be engaged in operation of online games, including mobile games operated through wireless telecommunication networks, issuance of virtual currency and/or provision of virtue currency transaction services must have a registered capital of at least RMB10 million and obtain an Internet Culture Business License from the provincial counterpart of MOC.

The Online Game Measures place restrictions on the content of online games and MOC is responsible for conducting the content review. With respect to the online games developed in the PRC, the online game operators are required to complete filing procedures with MOC within thirty days after the online games are provided via internet, and indicate the filing numbers at the designated places of their websites and in the games. Online game operators are also required to establish self-censorship systems and have dedicated personnel for the purpose to ensure the lawfulness of the content of online games.

The Online Game Measures require the online game operators to, based on the contents, functions and target users, formulate user guidance and warning information regarding the online games, and indicate such information at a conspicuous place of their websites and in the games. MOC has formulated the Essential Clauses of the Standard Agreement for Online Game Services. Pursuant to the Online Game Measures, the service agreement entered into between an online game operator and a user must include all the essential clauses specified by MOC. Other clauses in the service agreement shall not contravene the essential clauses. Furthermore, the online game operators are required to take technical and managerial measures to ensure online information security, including preventing computer virus invasion, attack or damage, backing up important data and saving user registration information, operating information, maintenance logs and other information, and protect State secrets, trade secrets and users’ personal information.

Regulations on Software Products

On March 5, 2009, MIIT issued the Measures on Administration of Software Products, or the Software Measures, which took effect as of April 10, 2009 and replaced the previous measures concerning the same subject matter issued on October 27, 2000. The Software Measures regulate development, production, sales, import and export of software products in the PRC in a view to promoting the development of China’s software industry. The Software Measures brought into place a registration and filing system for software products. Software products developed in China shall be registered with the provincial counterpart of MIIT and filed with MIIT, and be granted the Software Product Registration Certificates. According to the Circular on Purifying Online Games jointly issued by MOC, MIIT, SAIC and other relevant government authorities on June 9, 2005, if an online game is not registered and filed under the Software Measures, it is not allowed to be operated in the PRC.

Regulations on Technology Import and Export

On December 10, 2001, the State Council promulgated the Regulations on Administration of Import and Export of Technologies, which took effect as of January 1, 2002. These regulations and related legislations set out the regime regulating the import and export of technologies. The import and export of technologies is broadly defined as including transfer or license of patents, software and know-how, and provision of services in relation to the technology. Under the regime, technologies are classified as prohibited, restricted or freely-tradable. The technologies in the freely-tradable category may be traded freely without a special approval or license. The contracts for export of freely-tradable technologies are required to be filed with the relevant government authority for record but the filing procedure is not a pre-condition for effectiveness of the contracts.

Regulations on Information Security and Privacy Protection

On December 28, 2000, the Standing Committee of the National People’s Congress introduced legislation for protection of the Internet security. The legislation prohibits use of the Internet that violates the PRC laws and regulations or damages the public security. It also prohibits dissemination of illegal or socially destabilizing content or leakage of state secrets through the Internet, or infringement on trade secret or other legal rights and interests. According to the Regulations on Protection of Computer Information System Security issued by the State Council and effective as of February 18, 1994, the public security authorities are responsible for supervising, inspecting and guiding the Internet security protection work of the information system users and investigate and penalize activities breaching the mandatory Internet security requirements.

On December 11, 1997, the State Council approved the Measures for Administration of Security Protection of Internet and Computer Information Network, and the measures took effect on December 30, 1997. The measures require internet service providers to provide a monthly report of certain user information to the public security authority and assist the public security authority in investigating incidents involving breach of laws and regulations on the Internet security.

On December 13, 2005, the Ministry of Public Security issued the Regulations on Technological Measures for Internet Security Protection, or the Internet Protection Measures, which took effect from March 1, 2006. The Internet Protection Measures require ICP operators to take proper measures including anti-virus, data back-up and other related measures, and keep records of certain information about its users (including user registration information, log-in and log-out time, IP address, content and time of posts by users) for at least 60 days, and detect illegal information, stop transmission of such information, and keep relevant records. Internet services providers are prohibited from unauthorized disclosure of users’ information to any third parties unless such disclosure is required by the laws and regulations. They are further required to establish management systems and take technological measures to safeguard the freedom and secrecy of the users’ correspondences.

Regulations on Intellectual Property

Copyright

The Copyright Law of the PRC, adopted in 1991 and revised respectively in 2001 and 2010, protects copyright and explicitly covers computer software copyright. On December 20, 2001, the State Council promulgated the new Regulations on Computer Software Protection, effective from January 1, 2002 and amended on March 1, 2013, which are intended to protect the rights and interests of the computer software copyright holders and encourage the development of software industry and information economy. In the PRC, software developed by PRC citizens, legal person or other organizations is automatically copyright protected immediately after its development, without an application or approval. Software copyright may be registered with the designated agency and if registered, the certificate of registration issued by the software registration agency will be the preliminary evidence of the ownership of the copyright and other registered matters. On February 20, 2002, the National Copyright Administration of the PRC introduced the Measures on Computer Software Copyright Registration, which outline the operational procedures for registration of software copyright, as well as registration of software copyright license and transfer contracts. The Copyright Protection Center of China is mandated as the software registration agency under the regulations.

Trademark

The Trademark Law of the PRC, adopted in 1982 and revised respectively in 1993 and 2001, protects registered trademarks. The China Trademark Office under the SAIC is responsible for trademark registrations.

Upon the registration of a trademark, the register will have the right to exclusively use the trademark. Registered trademark license agreements are required to be filed with the China Trademark Office for record.

Domain Name

Internet domain name registration and related matters are primarily regulated by the Implementing Rules on Registration of Domain Names issued by CNNIC, the domain name registrar of the PRC, which became effective on June 5, 2009, the Measures on Administration of Domain Names for the Chinese Internet, issued by MIIT on November 5, 2004 and effective as of December 20, 2004, and the Measures on Domain Name Disputes Resolution issued by CNNIC on February 14, 2006 and effective as of March 17, 2006. Domain name registrations are handled through domain name service agencies established under the relevant regulations, and the applicants become domain name holders upon successful registration.

SAFE Circular 75

On October 21, 2005, SAFE issued the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Financing and Roundtrip Investment Through Offshore Special Purpose Vehicles, or the SAFE Circular 75, which became effective as of November 1, 2005. Detailed rules for implementation of the SAFE Circular 75 were issued in May 2007. Pursuant to the SAFE Circular 75 and the detailed rules, a PRC resident (whether a natural or legal person) is required to complete the initial registration with the local SAFE counterpart before incorporating or acquiring control of an offshore special purpose vehicle, or SPV, with assets or equity interests in an onshore company located in the PRC, for the purpose of offshore equity financing. The PRC resident is also required to amend the registration or handle a filing procure upon (i) injection of the assets or equity interests in an onshore company or undertaking of offshore financing, and (ii) a material change that may affect the capital structure of the SPV.

Under the SAFE Circular 75, the fulfillment of the initial and amended SAFE registrations as described above is a prerequisite for other regulatory approvals and registrations required for relevant cross-border investment activities and capital flows, such as the offshore entity’s inbound investment or provision of shareholder’s loans to the onshore entity and the onshore entity’s payment of dividends or repatriation of liquidation proceeds, equity interests disposal proceeds or capital reduction to the offshore entity.

National Security Review

On August 25, 2011, MOFCOM promulgated the MOFCOM Security Review Regulations, which became effective on September 1, 2011, to implement the Security Review Circular. According to the Security Review Circular, if a targeted domestic enterprise is engaged in industries having a national security concern and the merger or acquisition will result in foreign investor’s acquiring actual control of the domestic enterprise, the transaction is subject to security review. According to the MOFCOM Security Review Regulations, MOFCOM will focus on substance and the actual impact of the transaction when deciding whether a specific merger or acquisition is subject to security review. If MOFCOM decides that a specific merger or acquisition is subject to security review, it will submit it to the Inter-Ministerial Panel, an authority established under the Security Review Circular led by the National Development and Reform Commission and MOFCOM under the leadership of the State Council, to carry out security review. The regulations prohibit foreign investors from bypassing the security review by structuring transactions through trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions. There is no explicit provision or official interpretation stating that the merging or acquisition of a company engaged in the mobile games business requires security review, and there is no requirement that acquisitions completed prior to the promulgation of the Security Review Circular are subject to MOFCOM review. As we acquired actual control over our VIE prior to promulgation of the Security Review Circular and the MOFCOM Security Review Regulations, we do not believe we are required to submit our existing contractual arrangement to MOFCOM for security review. However, we have been advised by our PRC legal counsel, Guantao Law Firm, that as the Security Review Circular and the MOFCOM Security Review

Regulations are relatively new and there is no clear statutory interpretation of them, there can be no assurance that MOFCOM will have the same view as we do when applying the national security review requirements.

Regulations on Foreign Currency Exchange

The principal regulations governing foreign currency exchange in the PRC are the Regulations on Administration of Foreign Exchange, or the Foreign Exchange Regulations, promulgated by the State Council in 1996 and amended in 1997 and 2008. Under the Foreign Exchange Regulations, RMB is freely convertible for current account items, such as dividends distributions, interest payments, and trade and service-related foreign exchange transactions, on a basis of true and lawful transactions, but not for capital account items, such as direct investments, loans, repatriation of investments, and investments in securities outside the PRC, unless the prior approval of SAFE is obtained and registration with SAFE is completed.

Pursuant to the Rules on Administration of Settlement, Sale and Payment of Foreign Exchange Provisions, issued by the People’s Bank of China on June 20, 1996 and effective from July 1, 1996, foreign-invested enterprises in the PRC may purchase foreign currency, subject to a cap approved by SAFE, to settle current account transactions, without the approval from SAFE. Foreign exchange transactions under capital account are still subject to limitations and require approvals from or registrations with SAFE.

Regulations on Dividend Distribution

The principal regulations governing distribution of dividends by wholly foreign-owned enterprises include the Company Law of the PRC, adopted in 1993 and amended in 1999, 2004 and 2005, The Law on Wholly Foreign-owned Enterprises of the PRC, adopted in 1986 and amended in 2000, and the Implementing Rules of the Wholly Foreign-owned Enterprise Law, issued in 1990 and amended in 2001. Under these laws and regulations, foreign-invested enterprises in the PRC may pay dividends only out of their accumulated profits, if any, determined in accordance with the PRC accounting standards and regulations. Foreign-invested enterprises in the PRC are required to allocate 10% of its after-tax profits each year to their general reserves until the accumulated amount of such reserves has reached 50% of their registered capital. These reserve funds are not distributable as cash dividends.

Laws on Labor and Social Security

On June 29, 2007, the PRC government promulgated the PRC Labor Contract Law, which became effective on January 1, 2008 and amended on December 28, 2012. Pursuant to the PRC Labor Contract Law and the PRC Labor Law, which became effective on January 1, 1995, (i) employers must execute written labor contracts with full-time employees, (ii) employers are prohibited from forcing employees to work overtime unless they pay overtime pay to the employees and the hours worked beyond the standard working hours are within the statutory limits, (iii) employers are required to pay salaries to employees on time and the salaries paid to employees shall not be lower than the local minimum salary standard, and (iv) employers shall establish its system of work safety and sanitation, and provide employees with workplace safety training. In addition, in accordance with the relevant laws and regulations on social security, employers in the PRC are required to make contributions to various social insurances (including medical, pension, unemployment, work-related injury and maternity insurance) and the housing fund on behalf its employees. As of the date of this annual report, certain of our subsidiaries have not made all necessary contributions to the various social insurances and the housing fund on behalf of their employees, the aggregate amount of which is RMB10.2 million (US$1.6 million), for which we have made a full provision. Our PRC legal counsel, Guantao Law Firm, has advised us that our failure to make such payments could subject us to penalties, including fines and court enforcement.

C.	Organizational Structure

The following diagram illustrates our corporate structure, including our principal operating subsidiaries, consolidated affiliated entities and our ownership structure as of the date of this annual report:

(1)	On August 24, 2011 and March 16, 2012, we issued 1,220,000 and 639,000 ordinary shares, respectively, to certain of our directors and officers, which shares contain transfer restrictions. In October 2011, we, Dragon Joyce and OWX Holding issued or transferred a total of 533,042, of our ordinary shares to each of Dr. Lijun Zhang, our chairman, and Mr. Hendrick Sin, our vice chairman, as consideration for the repurchase of share options held by Dr. Zhang and Mr. Sin in certain of our subsidiaries as part of our restructuring. See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Share Options” for more information.

(2)	Yingzheng is our VIE in China. Its current registered shareholders are Yongchao Wang, De Liang and Feng Zheng, both 3GUU BVI’s officers, for 76.0%, 4.0% and 20.0% of Yingzheng’s shares, respectively.

The following table sets out the details of our subsidiaries as of the date of this annual report:

Subsidiaries	Jurisdiction	Ownership Interest
China Mobile Games and Entertainment Group (HK) Limited	Hong Kong	100%
HYD Holding Limited	BVI	100%
Beauty Wave Limited	BVI	100%
China Wave Group Limited	BVI	100%
Uni-Force Development Limited	Hong Kong	100%
Huiyou Digital (Shenzhen) Ltd.	PRC	100%
Beijing Dongganlefeng Information Technology Co., Ltd.	PRC	100%
Beijing Longyuebaifu Information Technology Co., Ltd.	PRC	100%
Shenzhen Douwan Network Technology Co., Ltd.	PRC	100%
Shenzhen Yikechuanghui Technology Co., Ltd.	PRC	100%
Shenzhen Qilewuxian Software Development Co., Ltd.	PRC	100%
Shenzhen Douqu Software Co., Ltd	PRC	80%
OWX Group Limited	BVI	100%
OWX Development Limited	BVI	100%
OWX Hong Kong Limited	Hong Kong	100%
OWX (Beijing) Technology Co., Ltd.	PRC	100%
Shenzhen Zhongtuokechuang Technology Co., Ltd.	PRC	100%
3GUU Holdings Limited	BVI	100%
3GUU Mobile Entertainment Co. Limited	Hong Kong	100%
3GUU Mobile Entertainment Industrial Co., Ltd.	BVI	100%
Guangzhou Yitongtianxia Software Development Co., Ltd.	PRC	100%
C&V Limited	BVI	51%
C&V Hong Kong Limited	Hong Kong	51%
Shenzhen Leyuansuiyu Technology Development Co., Ltd.	PRC	60%
Shanghai Suiyue Technology Co., Ltd.	PRC	100%

Affiliated Entity Consolidated in our Financial Statements	Jurisdiction
Guangzhou Yingzheng Information Technology Co., Ltd.	PRC

Our Contractual Arrangements with VIE

Yitongtianxia, our PRC operating subsidiary, is a wholly foreign-owned enterprise and is subject to PRC legal restrictions on foreign ownership in the telecommunications sector. See “—B. Business Overview—Regulations.” Accordingly, we conduct business activities relating to the development, operation and marketing of mobile games on smartphones primarily through Yingzheng, our VIE. The registered shareholders of Yingzheng are Yongchao Wang, De Liang and Feng Zheng, each of whom is our officer or employee. Through contractual arrangements with Yingzheng and its registered shareholders, we bear the economic risks and receive the economic benefits of Yingzheng. Although we do not have an equity interest in Yingzheng, due to the nature of these contractual arrangements, we have consolidated the financial results of Yingzheng into our financial statements in order to fairly present our financial position and results of operations. Yitongtianxia has entered into contractual arrangements with Yingzheng and its registered shareholders, which enable us to:

•	have the power to direct the activities of Yingzheng that most significantly impact Yingzheng’s economic performance;

•	have the right to receive substantially all of the economic benefits from Yingzheng;

•	have an exclusive option to purchase all of the equity interest in Yingzheng when and to the extent permitted by PRC law; and

•	exercise effective control over Yingzheng.

Exclusive Call Option Agreement

Yitongtianxia entered into an option agreement with Yingzheng’s registered shareholders, pursuant to which Yitongtianxia or its designated person have the exclusive option to purchase, when and to the extent permitted under PRC law, all of the equity interests in Yingzheng. The exercise price for the options to purchase all of the equity interests in Yingzheng is the minimum amount of consideration permissible under PRC law. This option agreement provides, among other things, that without Yitongtianxia’s prior written consent, the registered shareholders of Yingzheng may not transfer, encumber, grant security interest in, or otherwise dispose of any equity interests in Yingzheng.

Exclusive Technology Services and Market Promotion Agreement

Yitongtianxia entered into an exclusive technology services and market promotion agreement and related supplemental agreements with Yingzheng, which provides that Yitongtianxia has the exclusive right to provide to Yingzheng various technology and market promotion services related to the mobile phone games business. In return, Yingzheng is required to pay Yitongtianxia a service fee in an amount as determined at the sole discretion of Yitongtianxia. In addition, without the prior written consent of Yitongtianxia, Yingzheng may not engage in any transaction that may substantially alter its business, assets, operations, employees or other relevant rights and obligations. Unless Yitongtianxia terminates the agreement, the exclusive technology services and market promotion agreement will remain in effect.

Loan Agreement

Under a loan agreement between Yitongtianxia and the registered shareholders of Yingzheng, Yitongtianxia agreed to extended loans of an aggregate principal amount up to RMB20 million (US$3.2 million) to the registered shareholders of Yingzheng. The registered shareholders obtained the loans to contribute registered capital to Yingzheng or provide shareholder’s loan to Yingzheng, which funds should be used by Yingzheng for its normal business operation and expansion. The term of the loan is 10 years and it will automatically extend for another 10 years unless we, in our sole discretion, object. As of December 31, 2012, Yingzheng’s shareholders have not drawn down any loans from Yitongtianxia.

Equity Pledge Agreement

Under Yitongtianxia’s equity pledge agreement with Yingzheng and its registered shareholders, the registered shareholders of Yingzheng pledged all of their equity interests in Yingzheng to Yitongtianxia to secure performance of the obligations of the registered shareholders and Yingzheng under the various contractual arrangements. If Yingzheng or any of its registered shareholders breach any of their respective contractual obligations under these agreements, Yitongtianxia, as pledgee, will be entitled to exercise certain rights, including the right to obtain compensation from a sale of the pledged equity interests, with the priority over other creditors. The registered shareholders of Yingzheng agreed not to transfer, sell, pledge, dispose of or otherwise create any new encumbrance on their respective equity interests in Yingzheng without Yitongtianxia’s prior written consent. The above share pledge has been registered with the relevant local branch of the SAIC.

Technology Services Agreement

Under a technology services agreement dated August 6, 2010 between Yitongtianxia and Yingzheng and a supplementary agreement dated January 6, 2011, Yitongtianxia agreed to provide Yingzheng with technology support and market promotion services related to Yingzheng’s mobile game business. Yingzheng agreed to distribute 40% of its income generated from the game products developed under the technology services agreement (after deducting taxes and expenses) to Yitongtianxia on a monthly basis from August 6, 2010 to August 5, 2013. The term of the agreement is three years and it will automatically extend for another three years unless we, in our sole discretion, object.

Agreement for Voting Proxies

Under an agreement for voting proxies, among Yitongtianxia, Yingzheng and its registered shareholders, each registered shareholder of Yingzheng has appointed Yitongtianxia to be his or her attorney, and irrevocably authorize Yitongtianxia to vote on his or her behalf on all matters concerning Yingzheng that may require shareholders’ approval. Pursuant to a supplementary agreement to the voting proxy agreement dated December 30, 2010, in consideration of Yitongtianxia’s provision of management services to Yingzheng, Yingzheng will pay to Yitongtianxia management fees amounting to Yingzheng’s annual revenues net of operating costs, expenses, and applicable taxes. On December 16, 2011, Yingzheng, Yitongtianxia and 3GUU BVI entered into an agreement on shareholder voting proxies, pursuant to which Yitongtianxia re-assigned to 3GUU BVI the right to vote on all of the matters in Yingzheng that require shareholders’ approval irrevocably entrusted to it by shareholders of Yingzheng.

Supplementary Agreements

On December 30, 2010, Yitongtianxia entered into a supplementary agreement with Yingzheng and its shareholders. Under this supplementary agreement, Yingzheng has agreed to pay an annual management fee to Yitongtianxia based on annual revenue of Yingzheng minus actual operating costs, other costs of Yingzheng, which include fees paid under the technology services agreement, and taxes paid by Yingzheng.

On August 23, 2011, Yitongtianxia entered into a supplementary agreement with Yingzheng and its shareholders. Under this supplementary agreement: (i) prior to Yitongtianxia exercising its option to acquire Yingzheng, Yingzheng’s shareholders cannot declare any dividends or distribute any residual profits without the consent of Yitongtianxia; (ii) any funds, including dividends distributed out of Yingzheng’s residual profits, received by Yingzheng’s shareholders or any persons designated by Yingzheng’s shareholders, will be remitted in full to Yitongtianxia; (iii) the consideration received by Yingzheng’s shareholders upon the exercising of Yitongtianxia’s option to acquire Yingzheng must be immediately remitted to Yitongtianxia or any persons designated by Yitongtianxia; and (iv) Yitongtianxia has the unilateral right to change the service fee amount under the exclusive technology services and market promotion agreement. In addition, the supplementary agreement clarified that Yitongtianxia was obligated to provide continuous financial support to Yingzheng for operations from October 2009 to August 2011.

On December 16, 2011, 3GUU BVI agreed to provide financial support to Yingzheng, our VIE, for its operations. In addition, Yitongtianxia re-assigned the right to vote on all of the matters in Yingzheng that require shareholders’ approval irrevocably entrusted to it by shareholders of Yingzheng to 3GUU BVI. Accordingly, as a result of the power to direct the activities of Yingzheng pursuant to the power of attorney agreement and the obligation to absorb the expected losses of Yingzheng through financial support, Yitongtianxia ceased to be and 3GUU BVI became the primary beneficiary of Yingzheng.

D.	Property, Plant and Equipment

Our principal executive offices are located at Block A, 15/F Huajian Building, 233 Tianfu Road, Tianhe District, Guangzhou, PRC. We also maintain offices in other cities in China, including offices in Beijing, Guangzhou and Shenzhen, under leases with terms ranging from one to five years. In aggregate, we maintained a total of approximately 6,000 square meters for our offices as of December 31, 2012. We lease our facilities from independent third parties and do not own any real property.

Item 4A.	UNRESOLVED STAFF COMMENTS

None.

Item 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our audited consolidated financial statements and their related notes included in this annual report. This annual report contains forward-looking statements. See “—F. Safe Harbor.” In evaluating our business, you should carefully consider the information provided under the caption “Item 3. Key Information—D. Risk Factors” in this annual report. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

A.	Operating Results

Overview

We are a leading mobile game company in China. We have integrated capabilities in the development, operation, sale and distribution of mobile games in China. Our mobile handset design business complements our game development business as we pre-install our mobile games and game platforms in the handsets we design, and enhances our knowledge of user habits and preferences and industry trends. Our total paying user accounts during 2012 were 31.7 million for single-player games and 303,613 for social games. Our total subscriptions for single-player game bundles during 2012 were 5.9 million. Total paying user accounts are calculated based on the total number of user accounts that purchased in-game items, adjusted to eliminate double-counting of the same user accounts, and the total number of games downloaded through application stores during the period. Total subscriptions are calculated based on the total number of monthly subscriptions to our game bundles offered through mobile network operators and the number of games downloaded through application stores.

We have strong development capabilities, evidenced by our large and diversified portfolio of single-player games and social games. As of December 31, 2012, our portfolio included 497 mobile games, of which 168 of our single-player games were developed in-house; we purchased or licensed 322 single-player games from third parties and we developed all seven of our smartphone social games in-house. We develop mobile games primarily using our proprietary game engines and development platform. Our integrated capabilities across the mobile game value chain allow us to cross-sell mobile games among single-player game and social game players, and complements our strategy to build a user community that will reach users across different platforms and play methods. We are also able to identify and source popular games, and we are able to attract developers of those games to partner with us due to our strong market reputation, scale of our business and distribution capability.

Our revenues were RMB125.4 million in 2010, RMB268.8 million in 2010 on a pro forma basis, RMB243.5 million in 2011 and RMB187.6 million (US$30.1 million) in 2012. Our net income attributable to shareholders was RMB40.7 million in 2010, RMB62.6 million in 2010 on a pro forma basis and RMB163.3 million in 2011 and our net loss attributable to shareholders was RMB17.5 million (US$2.8 million) in 2012.

Our Acquisitions

We are a holding company incorporated in the Cayman Islands and conduct substantially all of our operations through our subsidiaries in China. We were a business unit within VODone, a company listed on the Main Board of the Stock Exchange of Hong Kong Limited, or Hong Kong Stock Exchange, prior to our reorganization as a separate subsidiary of VODone.

Acquisition made by OWX Holding Group. In October 2010, OWX HK acquired substantially all of the assets of Bright Way, a PRC company that engaged in handset design services. Concurrently, OWX Beijing,

through Zhongtuo, also acquired substantially all of the assets of Tastech, a PRC company that engaged in service provider business. The first asset purchase agreement was subsequently novated to OWX Holding, a holding company incorporated in December 2009 in the British Virgin Islands, for the purpose of holding 100% equity interest in OWX HK, which in turn owns 100% equity interest in OWX Beijing. Prior to our reorganization, VODone and Realphone Technology Co., Ltd owned 70% and 30% equity interests in OWX Holding, respectively. As a result of these transactions, OWX Holding owns 100% of Zhongtuo, which operates our handset design business. The total consideration for the acquisition was RMB77.5 million (US$12.4 million), which was settled with RMB20.0 million (US$3.2 million) in cash and 28,694,372 newly issued ordinary shares of VODone. The consideration shares were subject to certain lock-up restrictions and downward adjustments. See “Item 4. Information on the Company—A. History and Development of the Company “ for more details. The acquisition in October 2010 was accounted for as a business combination using the acquisition method of accounting in accordance with ASC Topic 805 Business Combinations.

The acquisition date fair value of the consideration transferred, net of the contingently returnable consideration assets, and the 30% noncontrolling interest in the OWX Holding Group totaled RMB101.3 million (US$16.3 million), which consisted of the following:

RMB
(in thousands)
Cash	20,000
VODone ordinary shares (28,694,372 shares)	57,463
Less: contingently returnable consideration asset	(5,231)
30% noncontrolling interest in the OWX Holding Group	29,091
Total	101,323

The fair value of the 28,694,372 shares of VODone issued was determined based on the closing market price of VODone’s ordinary shares on the acquisition date. The fair value of the contingently returnable consideration asset at the acquisition date was RMB5.2 million (US$0.8 million).

With the assistance of an independent valuation firm, we estimated the fair value of the contingently returnable consideration asset using the Black-Scholes model. The Black-Scholes model requires the input of a highly subjective assumption, the expected volatility of the income before income taxes of 11.78% for which we have made reference to historical volatilities of several comparable companies. As of December 31, 2010, 2011 and 2012, the fair value of the contingently returnable consideration asset was RMB5.0 million, RMB15.3 million and nil, respectively. A loss of RMB0.3 million, a gain of RMB27.9 million and a gain of RMB3.0 million (US$0.5 million) resulted from the change in fair value of the contingently returnable consideration asset was recognized in the consolidated statements of comprehensive income for the years ended December 31, 2010, 2011 and 2012, respectively.

We estimated the fair value of the 30% noncontrolling interest in the OWX Holding Group to be RMB29.1 million (US$4.7 million). The fair value of the 30% noncontrolling interest was estimated by deriving the fair value of the acquired business as a whole and then subtracting the consideration transferred by the OWX Holding Group for the 70% controlling interest. The fair value of the acquired business was estimated primarily using the discounted cash flow method, or DCF method, under the income approach. Cost of equity, which is one of the assumptions in the income approach, was derived under the market approach. Data from several comparable companies in the same industry were used in deriving the cost of equity to calculate the discount rates used in the DCF method through the application of the CAPM. As the OWX Holding Group is a group of private entities, the fair value measurement is based on significant inputs that are not observable in the market based on (i) a discount rate of 22.21%, (ii) a long-term sustainable growth rate of 3% and (iii) a discount of 19% because of the lack of marketability that market participants would consider when estimating the fair value of the OWX Holding Group. In deriving the discount rate used in the DCF method, we used the WACC applicable us. The WACC is calculated using the CAPM based on (i) a cost of equity of 9.62%, which is calculated based on the data from four comparable companies in the same industry, (ii) a risk-free rate of 3.35%, (iii) a small-size premium of 10.01% and (iv) an after-tax cost of debt of 4.96%.

Acquisition of 3GUU Group. In December 2010, Action King, VODone’s wholly-owned subsidiary incorporated in the British Virgin Islands, acquired 70% equity interest in 3GUU BVI. Pursuant to the contractual arrangements after VODone’s acquisition of 3GUU BVI, the operating results of Yingzheng are consolidated into our company effective from December 31, 2010. 3GUU BVI focuses on developing, operating and marketing mobile games on smartphones through its subsidiaries and VIE in China. The total consideration for the acquisition was approximately HK$233.4 million (US$30.1 million), which was settled with approximately HK$68.8 million (US$8.9 million) in cash and 68,600,000 newly issued ordinary shares of VODone. The consideration shares were subject to certain lock-up restrictions and downward adjustments. See “Item 4. Information on the Company—A. History and Development of the Company” for more details. The acquisition in December 2010 was accounted for as a business combination using the acquisition method of accounting in accordance with ASC Topic 805 Business Combinations.

The acquisition date fair value of the consideration transferred, net of the contingently returnable consideration assets, and the 30% noncontrolling interest in the 3GUU Group totaled RMB266.1 million (US$42.7 million), which consisted of the following:

RMB
(in thousands)
Cash	58,475
VODone ordinary shares (68,600,000 shares)	139,941
Less: contingently returnable consideration asset	(1,739)
30% noncontrolling interest in the 3GUU Group	69,420
Total	266,097

The fair value of the 68,600,000 shares of VODone issued was determined based on the closing market price of VODone’s ordinary shares on the acquisition date. The fair value of the contingently returnable consideration asset at the acquisition date was RMB1.7 million (US$0.3 million).

With the assistance of an independent valuation firm, we estimated the fair value of the contingently returnable consideration asset using the Black-Scholes model. The Black-Scholes model requires the input of a highly subjective assumption, the expected volatility of the income before income taxes of 11.78% for which the Company has made reference to historical volatilities of several comparable companies. As of December 31, 2010, 2011 and 2012, the fair value of the contingently returnable consideration asset was RMB1.7 million, RMB1.6 million, and RMB13.7 million (US$2.2 million), respectively. A loss of RMB0.1 million and a gain of RMB24.4 million (US$3.9 million) resulted from the change in fair value of the contingently returnable consideration asset was recognized in the consolidated statements of comprehensive income for the year ended December 31, 2011 and 2012, respectively.

We estimated the fair value of the 30% noncontrolling interest in the 3GUU Group to be RMB69.4 million (US$11.1 million). The fair value of the 30% noncontrolling interest was estimated by deriving the fair value of the acquired business as a whole and then subtracting the considerations transferred by Action King for the 70% controlling interest. The fair value of the acquired business was estimated primarily using the DCF method, under the income approach. Cost of equity, which is one of the assumptions in the income approach, was derived under the market approach. Data from several comparable companies in the same industry were used in deriving the cost of equity to calculate the discount rates used in the DCF method through the application of the CAPM. As the 3GUU Group is a group of private entities, the fair value measurement is based on significant inputs that are not observable in the market and thus represents a Level 3 measurement as defined in ASC 820. The fair value estimates are based on (i) a discount rate of 22.97%, (ii) a long-term sustainable growth rate of 3% and (iii) a discount of 20% because of the lack of marketability that market participants would consider when estimating the fair value of the 3GUU Group. In deriving the discount rate used in the DCF method, we used the WACC applicable to us. The WACC is calculated using the CAPM based on (i) a cost of equity of 9.28%, which is calculated based on the data from six comparable companies in the same industry, (ii) a risk-free rate of 3.91%, (iii) a small-size premium of 10.06%, and (iv) an after-tax cost of debt of 4.80%.

Reorganization. In preparation for the listing of the ADSs on the Nasdaq Global Market, the following transactions were undertaken to reorganize our legal structure. On August 23, 2011, pursuant to a series of share swap agreements, CMGE issued (i) 106,500,000 new ordinary shares to Dragon Joyce to acquire Dragon Joyce’s equity interest in its subsidiaries, (ii) 43,500,000 new ordinary shares to OWX Holding to acquire OWX Holding’s equity interest in its subsidiaries, (iii) 59,999,000 new ordinary shares to Action King to acquire Action King’s equity interests in 3GUU BVI and its subsidiaries, and (iv) a total of 90,000,000 new ordinary shares to the noncontrolling shareholders of Dragon Joyce and OWX Holding to acquire their equity interests in their subsidiaries and to the noncontrolling shareholder of 3GUU BVI to acquire its equity interests in 3GUU BVI. As a result of the reorganization, we effectively acquired from VODone and the noncontrolling shareholders, respectively, 70% and 30% of the equity interests in Dragon Joyce’s subsidiaries, OWX Holding’s subsidiaries and 3GUU BVI. Immediately after the Reorganization, (i) Dragon Joyce, OWX Holding and Action King became wholly-owned subsidiaries of VODone and collectively owned 70.2% of the equity interest in CMGE while the former noncontrolling shareholders collectively owned the remaining 29.8% equity interests of CMGE; and (ii) subsidiaries of Dragon Joyce, OWX Holding and Action King became CMGE’s wholly-owned subsidiaries. Dragon Joyce, OWX Holding and Action King were investment holding companies and had no operations since inception. The Reorganization was accounted for as a legal reorganization of entities under common control, in a manner similar to a pooling-of-interest. Accordingly, the assets and liabilities of the parties to the Reorganization have been stated at their historical amounts in the consolidated financial statements. We accounted for the purchase of the 30% equity interest of Dragon Joyce, OWX Holding, 3GUU BVI from the noncontrolling interest holders on August 23, 2011 as an equity transaction in accordance with Accounting Standards Codification topic 810, Consolidation. The difference between the consideration paid by us to the noncontrolling interest holders and the carrying amount of the noncontrolling interests in Dragon Joyce, OWX Holding and 3GUU BVI was recognized in additional paid-in capital.

Unaudited Pro Forma Consolidated Financial Information

Unaudited Pro Forma Consolidated Financial Information for the Year Ended December 31, 2010

Our unaudited pro forma consolidated financial information for the year ended December 31, 2010 has been prepared to illustrate the effects of the acquisitions of the entity and operating assets below during the year ended December 31, 2010, or the 2010 Acquisitions, as follows:

	Percentage of ownership	Date of completion of acquisition	Purchase consideration
			(RMB in thousands)
Operating assets of Bright Way and Tastech	N/A	October 11, 2010	77,463
3GUU BVI and its subsidiaries	70%	December 31, 2010	198,416

The unaudited pro forma consolidated statements of comprehensive income for the year ended December 31, 2010 gives effect to the 2010 Acquisitions as if they had been consummated on January 1, 2010 and include adjustments that give effect to events that are directly attributable to the transactions that are expected to have a continuing impact and that are factually supportable. As the 2010 Acquisitions are already reflected in the Company’s most recent consolidated balance sheet, the unaudited pro forma consolidated balance sheet as of December 31, 2010 is excluded from the unaudited pro forma consolidated financial information.

The pro forma adjustments reflecting the completion of the 2010 Acquisitions are based upon the purchase method of accounting in accordance with U.S. GAAP and upon the assumptions set forth in the notes included in this section. The unaudited pro forma consolidated financial information has been adjusted to reflect the allocation of the purchase price to identifiable net assets acquired and goodwill. The pro forma adjustments are based on estimates, currently available information and certain assumptions that we believe are reasonable. These estimates and assumptions have been made solely for purposes of developing this unaudited pro forma consolidated financial information. The unaudited pro forma consolidated financial information is presented for informational purposes only and does not reflect future events that may occur after the acquisitions, or any operating efficiencies or inefficiencies that may result from the transactions. Therefore, the unaudited pro forma consolidated financial information is not necessarily indicative of results that would have been achieved had the businesses been acquired during the periods presented or the results that we will experience after the acquisitions are consummated.

We derive feature phone game revenues from the Dragon Joyce Group. Therefore, our revenues prior to the 2010 Acquisitions, which consisted mainly of revenues from the business of the Dragon Joyce Group, reflected our feature phone game revenues. We derive smartphone revenues from the 3GUU Group. The pro forma consolidated revenues for smartphone games for the year ended December 31, 2010 reflect mainly the revenues of the 3GUU Group as if the acquisition of the 3GUU Group had occurred on January 1, 2010. We derive handset design revenues from the OWX Holding Group. The pro forma consolidated revenues for the year ended December 31, 2010 for handset design reflect mainly the revenues of the OWX Holding Group as if the acquisition of the operating assets of Bright Way and Tastech had occurred on January 1, 2010. The same would apply for our cost of revenues.

Our historical financial statement and the historical financial statements of each of the 2010 Acquisitions are included elsewhere in this annual report and the unaudited pro forma consolidated financial information should be read in conjunction with those financial statements and notes.

Unaudited Pro Forma Consolidated Statements of Comprehensive Income for the Year Ended December 31, 2010

	Notes	CMGE and its subsidiaries for the year ended December 31, 2010	Bright Way and Tastech from January 1, 2010 to October 10, 2010	3GUU BVI and its subsidiaries for the year ended December 31, 2010	Adjustments	Pro Forma
		RMB	RMB	RMB	RMB	RMB
		(in thousands, except for share and per share data)
Net revenues
Games	a	110,071	—	63,989	(3,166)	170,894
Handset design		15,340	82,587	—	—	97,927

Total net revenues		125,411	82,587	63,989	(3,166)	268,821

Cost of revenues
Games	b	(32,827)	—	(30,536)	(91)	(63,454)
Handset design	b	(10,083)	(66,032)	—	(1,723)	(77,838)

Total cost of revenues		(42,910)	(66,032)	(30,536)	(1,814)	(141,292)

Gross profit		82,501	16,555	33,453	(4,980)	127,529

Operating expenses:
Selling expenses		(952)	(32)	(7,365)	—	(8,349)
General and administrative expenses		(11,817)	(2,077)	(4,023)	—	(17,917)
Research and development expenses		(8,377)	—	(2,500)	—	(10,877)

Total operating expenses		(21,146)	(2,109)	(13,888)	—	(37,143)

Operating income (loss)		61,355	14,446	19,565	(4,980)	90,386
Changes in fair value of contingently returnable consideration assets		(2,065)	—	—	—	(2,065)
Changes in fair value of derivative financial liabilities	c	—	—	1,711	(1,711)	—

Other income, net		—	—	1,112	—	1,112
Interest income		70	20	176	—	266
Income (loss) before income taxes and noncontrolling interests		59,360	14,466	22,564	(6,691)	89,699
Income tax expense	d	(18,647)	(5,159)	(7,491)	4,155	(27,142)

Net income (loss)		40,713	9,307	15,073	(2,536)	62,557

Net income (loss) attributable to noncontrolling interests	e	12,215	—	—	6,552	18,767
Net income (loss) attributable to CMGE’s ordinary shareholders		28,498	9,307	15,073	(9,088)	43,790

Earnings (loss) per share for Class A and Class B ordinary shares:
Basic and diluted earnings per share		0.13	N/A	N/A	N/A	0.21
Weighted average number of Class A and Class B ordinary shares outstanding in computing basic and diluted earnings per share		212,500,000	N/A	N/A	N/A	212,500,000

After taking into account the pro forma adjustments described below, our pro forma net income for the year ended December 31, 2010 was RMB62.6 million.

Pro Forma Adjustments

The pro forma adjustments included in the unaudited pro forma consolidated financial information are as follows:

(a)	The adjustment to net revenues represents the reversal of deferred revenue of RMB3.2 million as of December 31, 2009 that was recognized as smartphone games revenues during the year ended December 31, 2010 as if the amount was assumed as a deferred revenue liability in the acquisition of 3GUU BVI on January 1, 2010. The fair value of the assumed deferred revenue obligation on the date of acquisition is assessed to be nil, as the directly attributable and incremental costs to provide the remaining obligation is minimal.

(b)	The adjustment to cost of revenues represents an increase in amortization expenses of RMB1.8 million resulted from a step-up in basis of intangible assets to fair value at the date of acquisitions of the 2010 Acquisitions for the period from January 1, 2010 to their respective acquisition dates.

(c)	On October 28, 2009, 3GUU BVI issued 1,849,315 Series A convertible redeemable preferred shares, or Series A Preferred Shares, representing 27% of the equity interest of 3GUU BVI on a fully-diluted as converted basis, for an aggregate purchase price of RMB20.5 million. The covenant right and the contingent dividend right of the Series A Preferred Shares met the definition of a derivative in accordance with ASC 815, Derivatives and Hedging. As a result, the covenant right and the contingent dividend right were bifurcated from the Series A Preferred Shares on the issuance date as a compound derivative liability and subsequently adjusted to the fair value at each reporting date. The fair value of the embedded covenant right and contingent dividend right was RMB23.7 million as of December 31, 2009. On December 31, 2010, all outstanding Series A Preferred Shares were converted into ordinary shares of 3GUU BVI. The fair value of the covenant right and the contingent dividend right was RMB22.0 million as of December 31, 2010. An income of RMB1.7 million resulted from the change in fair value of the derivative liabilities was recognized in the historical consolidated statements of comprehensive income of 3GUU BVI for the year ended December 31, 2010.

The adjustment to changes in fair value of derivative financial liabilities represents the reversal of the income of RMB1.7 million resulted from the change in fair value of the derivative financial liabilities bifurcated from the Series A Preferred Shares as if the Series A Preferred Shares had been converted on January 1, 2010.

(d)	The adjustment to income tax expenses includes (i) the reversal of interest and penalties of RMB2.8 million related to unrecognized tax benefits of Bright Way and Tastech, which are liabilities not assumed by the Company; (ii) the reversal of interest and penalties of RMB1.1 million related to pre-acquisition period unrecognized tax benefits of the 3GUU Group, which were indemnified by the selling shareholders; and (iii) the increase in amortization expenses in note (b) resulted in a reduction in income tax expenses of RMB0.3 million for the year ended December 31, 2010. Income tax rate used is based on the applicable enacted statutory tax rate.

(e)	The adjustment to noncontrolling interests represents the noncontrolling interest in net income of Bright Way, Tastech and the 3GUU Group of RMB6.6 million in aggregate.

Factors Affecting Our Results of Operations

Our results of operations and financial condition have been, and will continue to be, affected by general factors affecting the mobile game industry in China, including China’s overall economic growth, growth of the mobile handset and mobile communications industries in China, demand for mobile games and entertainment, government policies for telecommunications, and competition in the mobile game industry in China.

Our results of operations are more directly affected by the following company specific factors, including:

•

Our ability to expand distribution channels. The growth of our user base depends upon, among others, our ability to make our games available for download to mobile game players through our Game Center application store, which is our platform for distributing the smartphone games that we develop and purchase or license from other developers. We also publish our games through third party application stores such as the Apple App Store, 91.com, Qihoo 360 and the Android Market. We arrange the pre-installation of our Game Center application store on the smartphone handsets of handset companies and design houses both directly or through cooperation with Ouyinhua. Our ability to pre-install our Game Center on mobile phones ensures that our games are easily accessible to a large user base. Our smartphone games, as well as our Game Center application store, are also available through major distribution channels such as China Mobile and major mobile application stores, and we will continue to utilize these and additional distribution channels as they become available. Our ability to maintain and expand our distribution network is critical to our continuing success.

•

Our ability to continue to develop and source popular games. Our ability to develop and source attractive games is another major factor that will allow us to expand our user base. We have a large and diversified portfolio of mobile games and have developed single-player games and social games. As of December 31, 2012, our portfolio consisted of 497 mobile games of which 175 were developed in-house and 322 were purchased from third-party developers, compared to 397 mobile games as of December 31, 2011, of which 136 were developed in-house and 261 were purchased from third-party developers. In addition, we have the ability to identify and source popular games, and we are able to attract developers of those games to partner with us due to our strong market reputation, scale of our business and distribution capability. We believe the growth of our net revenues during historical periods was driven by the increase in the size of our total paying user base and the number of total subscriptions, which were, in turn, partly driven by an increase in the diversity and quality of our game portfolio. Our ability to continue to enlarge our portfolio with various attractive games that target different user types and games of different life cycles will be critical to our user base growth.

•

Our ability to monetize our user base. Our results of operations are also dependent on our ability to convert our users into paying users or subscribers. We believe our commitment to develop high-quality mobile games has contributed to the increase in the number of paying user accounts and subscribers. Most of our mobile games are offered on either a free-for-trial or free-to-play basis. We believe that the free-for-trial and free-to-play models enable us to quickly establish an active player base, opening up access to a pool of potential customers to purchase our virtual products and services and allowing those customers to experience our games before deciding if they want to purchase additional chances to play, access to additional stages in the game or other premium features. Our games are designed to maximize user playtime as well as the overall game life span, in order to convert a higher percentage of players into paying users or subscribers.

To enhance monetization, we will continue to introduce new products and content, including new games and in-game items. We plan to engage in additional in-game promotions and host more in-game events to further stimulate user interest. We believe we price our mobile games and virtual items at an attractive and affordable level for our users. While we do not foresee a short-term increase in the one-time download fee, we expect to have greater flexibility in pricing virtual items.

•

Our ability to integrate the operations, technologies, services and personnel of our business units. VODone transferred to us certain companies it had acquired in 2009 and 2010. See “Item 4. Information on the Company—A. History and Development of the Company.” The day-to-day operations of these companies continue to be primarily managed by the management teams that operated them before VODone’s acquisitions. We plan to further integrate and centralize certain functions of these acquired companies and their subsidiaries and affiliated entities. Starting in 2011, we have integrated the financial reporting, legal and other administrative functions of our different businesses. We have begun marketing our mobile games under our “CMGE” brand. We have also begun to realize synergies by allowing our smartphone game developers to develop similar games on feature phones, and vice versa, and by installing our feature phone games on most of the handsets we have designed. The extent to which we will further integrate these acquired companies into our business in terms of customer service, growth strategy and corporate culture could impact our results of operations.

•

Our ability to control our operating costs and expenses and improve operational efficiency. Our profitability is significantly affected by our cost of revenues and operating expenses. Our cost of revenues, which primarily includes fees paid to handset companies and design houses or their agents for pre-installation of mobile games and fees paid to mobile portals and application stores, decreased from RMB141.3 million in 2010, on a pro forma basis, to RMB108.3 million in 2011, and decreased from RMB108.3 million in 2011 to RMB91.7 million (US$14.7 million) in 2012. Our cost of revenues in 2011 also included fees paid to content providers for acquiring certain single-player games for smartphones. Our operating expenses increased from RMB37.1 million in 2010, on a pro forma basis, to RMB48.4 million in 2011, and increased from RMB48.4 million in 2011, to RMB148.3 million (US$23.8 million) in 2012 as we completed the acquisitions of the acquired companies, incurred fees in relation to the listing of our ADSs on the Nasdaq Global Market, incurred certain share-based compensation expenses, expanded our marketing and brand promotion efforts, and hired more product development, sales and marketing and administrative personnel. We expect our operating expenses to increase in the future as we seek to expand our user base and incur additional share-based compensation expenses. Our ability to control such costs and expenses directly impacts our profitability.

Descriptions of Certain Statements of Comprehensive Income Items

Net Revenues

We use the following revenue models for our mobile games:

•

Item purchase fee. Mobile users can download and play the basic version of the game for free. We charge mobile users when they purchase in-game items, such as additional chances to play, the right to play additional stages, or performance-enhancing items such as weapons, accessories and pets.

•

Subscription fee. We also promote single-player games on smartphones in game bundles together with China Mobile. For instance, users can subscribe to the game package from China Mobile for RMB10 (US$1.6) per month and download those games in the bundle and updates to those games during the subscription period.

•	One-time fee. Many of our single-player games are available in various application stores for a one-time fee.

Substantially all of our revenues are generated in China. We currently derive our net revenues from two segments: games and handset design. Games and handset design accounted for 87.8% and 12.2% of our revenues, respectively, in 2010, 63.6% and 36.4%, respectively, in 2010, on a pro forma basis, 84.1% and 15.9%, respectively, in 2011, and 91.8% and 8.2%, respectively, in 2012. We only consolidated the revenue of OWX Holding’s subsidiaries beginning on October 11, 2010, the date of our acquisition of OWX Holding’s subsidiaries. As we acquired the 3GUU Group in December 2010, we did not consolidate any revenue from smartphone games in 2010. For more details on revenue recognition, see “—Critical Accounting Policies—Revenue Recognition.”

The following table sets forth the breakdown of our net revenues for the periods indicated:

	For the Year Ended December 31,
	2010		2011	2012
	(successor)	(successor) (pro forma)	(successor)
	RMB	RMB	RMB	RMB	US$
	(in thousands)
Net revenues
Games	110,071	170,894	204,794	172,185	27,638
Handset design	15,340	97,927	38,694	15,408	2,472
Total net revenues	125,411	268,821	243,488	187,593	30,110

Games

As we acquired the 3GUU Group in December 2010, we did not consolidate any actual revenue from games on smartphones in 2010. Our net revenues from games amounted to RMB110.1 million in 2010, RMB170.9 million in 2010, on a pro forma basis, RMB204.8 million in 2011, and RMB172.2 million (US$27.6 million) in 2012. We separate our games into three types: single-player games, single-player game bundles and social games.

Single-player games

Our single-player games are available on both smartphones and feature phones. We believe that smartphone mobile games have greater growth potential than feature phone mobile games and that many feature phone users will migrate to smartphones. For this reason, we are in the process of transitioning the focus of our mobile game business to developing more games for smartphones than feature phones. We generate revenues from single-player games for smartphones primarily through the sale of in-game premium features such as weapons, accessories, additional chances to play or the right to play additional stages, we also generate a smaller portion of revenue through the one-time activation fees for some of our games. Our users that purchase games through application stores make payments to the operators of the store, who in turn make payments to us. Our users can also pay for our mobile games, including all games purchased through our Game Center application, with credit cards, debit cards and game cards of third-party companies, such as Shenzhoufu, Alipay and Yeepay.

For single-player games for feature phones, we work with handset companies and design houses to pre-install our games and platforms onto feature phone handsets. On our mobile game platforms, users can also download single-player games for feature phones for free. Users can play by using the basic functions of the feature phone games for free and are charged when they purchase in-game premium features, such as weapons, accessories and pets, additional chances to play or the right to play additional stages. Users can pay for virtual items in our feature phone games through the billing channels of mobile service providers. We have entered into agreements with mobile service providers for proceeds collection, and these service providers in turn contract with mobile network operators, such as China Mobile and China Telecom, who provide billing and collection services. Pursuant to these agreements, we share a certain percentage of the proceeds collected from the users by service providers. Net proceeds payable to us are calculated monthly based on the prescribed percentages and are evidenced by monthly statements issued by the service providers and agreed to by both parties. Proceeds we collect from customers do not include the fees earned by the service providers and mobile network operators, and therefore such fees are not recorded as part of our revenue.

Growth in net revenues from single-player games is driven by the increase in the size of our total paying user base, which is dependent on the expansion of the diversity and quality of our game portfolio and the installed base of our Game Center application store. Increase in average revenue per paying user account is driven by enhancements of our game content and in-game promotions and in-game events that further attract user spending. Paying user accounts for smartphones represent the total number of games that have been downloaded through application stores during the relevant period and for single-player games on feature phones are accounts that have purchased in-game items during the relevant period, adjusted to eliminate double-counting of the same user accounts. The table below sets forth the total number of paying user accounts and average revenue per paying user account for the periods indicated.

	For the Year Ended December 31,
	2010	2011	2012
Single-Player Games(1)
Number of games (as of the end of the period)	97	135	175
Total paying user accounts(2)	23,530,123	29,040,203	31,665,050
Average revenue per paying user account (in RMB)	3.47	4.58	3.56

(1)	The total paying user accounts and the average revenue per paying user account for 2010 represent the operating and financial data of the Dragon Joyce Group. The average revenue per paying user account for 2010 is calculated based on our net revenues for 2010 in an amount of RMB81.7 million, which excludes revenues from our exclusive technical support services on feature phone games provided to Kuailefeng in an amount of RMB5.9 million and revenues from exclusive reseller rights on feature phone games provided to Kuailefeng in an amount of RMB22.5 million. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Transactions with Certain Directors, Officers, Shareholders and Affiliates” and “Item 4. Information on the Company—A. History and Development of the Company.”
(2)	Represents (i) the number of user accounts that have purchased in-game items for the relevant period, adjusted to eliminate double-counting of the same user accounts, and (ii) the total number of games downloaded through application stores.

The average revenue per paying user account of single-player games increased from RMB3.47 in 2010 to RMB4.58 in 2011 due mainly to our roll out of several high quality new games during these periods, which increased our sales of in-game items. The average revenue per paying user account for single-player games decreased from RMB4.58 in 2011 to RMB3.56 (US$0.57) in 2012 due to a decrease in revenue from single-player games largely as a result of the change in the mix of feature phone single-player games that we offer, which includes some games that did not generate as much revenue per user through the sale of in-game items. Average revenue per paying user account for single-player games on feature phones was also impacted by network operators increasing their share of the revenues from single-player games under their arrangements with the mobile service providers that we receive proceeds from.

Single-player game bundles

We generate revenues from our three single-player game bundles through monthly subscription fees. We promote single-player games on smartphones in game bundles through China Mobile. Users can subscribe to the game package from China Mobile for RMB10 (US$1.6) per month and access our new games and updates.

We believe the growth of our net revenues from single-player game bundles will be driven by the increases in the number of total subscriptions, which will be in turn driven by an increase in the diversity and quality of our game portfolio. Average revenue per subscription is driven by enhancing game content, which allows us to increase subscription fees, and a greater number of social game offerings, which tend to result in higher fees. The table below sets forth the number of total subscriptions and the average revenue per subscription for the periods indicated. When calculating the number of total subscriptions for our single-player game bundles, we count each monthly subscription as one subscription. A monthly subscription gives a subscriber the right to download only the limited number of games included in the bundle to which he or she subscribed and does not include all of the single-player smartphone games we offer. A user who pays two subscription fees during one month to subscribe to different game bundles would be counted as two subscriptions.

	For the Year Ended December 31,
	2010	2011	2012
Single-Player Game Bundles(1)
Number of games (as of the end of the period)	117	256	315
Total subscriptions(2)	7,355,926	9,584,497	5,906,564
Average revenue per subscription (in RMB)	4.99	4.64	4.50

(1)	Represents the operating data of the 3GUU Group for 2010. We acquired the 3GUU Group in December 2010. See “Item 4. Information on the Company—A. History and Development of the Company—Acquisition of 3GUU Group.”
(2)	Represents the total number of monthly subscriptions to our game bundles offered through mobile network operators. A user who pays two subscription fees during one month to subscribe to different game bundles would be counted as two subscriptions.

The average revenue per subscription for single-player game bundles decreased from RMB4.99 in 2010 to RMB4.64 in 2011, due largely to a decrease in the amount collected by China Mobile because of an increase of non-payment by users. The average revenue per subscription for single-player game bundles decreased from RMB4.64 in 2011 to RMB4.50 (US$0.72) in 2012 due to a decrease in the promotion of our single-player games by China Mobile, our service provider for all of our game bundles, due to China Mobile’s decrease in the number of banner and pop-up advertisements it exposes its users to. Our total subscriptions for single-player game bundles decreased from 9.6 million in 2011 to 5.9 million in 2012, primarily because of China Mobile’s decision to decrease the number of banner and pop-up advertisements it exposes its users to. Going forward, the amount of banner and pop-up advertisements China Mobile uses could vary, and any further decrease could reduce the amount of traffic to our websites and the number of game bundles subscribed to.

Social games

Our social games are available on both smartphones and feature phones. Our social games for smartphones are available on a free-to-play basis and can be downloaded through our Game Center application store or through major distribution channels such as China Mobile and major mobile application stores. Users are required to register at the website that hosts the application and download our games online, both of which are free of charge to users. We generate revenues from social games for smartphones primarily through the sale of virtual items. Users can then choose to pay a fee for virtual items in certain of our smartphone social games, such as weapons, accessories and pets. For example, there are more than 40 in-game items available for download in Paopao Xiyou, a smartphone social game we developed in-house, and the cost of each item ranges from RMB0.1 to RMB180.

Users purchase game points by debiting their mobile accounts directly or by buying prepaid cards issued by mobile network operators or payment processing agents. Users can also pay for the game points with credit cards and debit cards which are generally settled by the banks and other billing channels. Game points can be used to purchase in-game premium features to provide an enhanced game-playing experience. We have entered into agreements with China Mobile and certain payment processing agents for proceeds collection, pursuant to which the collected proceeds are allocated between us and either China Mobile or the payment processing agents in agreed upon percentages. A substantial majority of our sales proceeds for social games for smartphones are collected directly through China Mobile’s billing channels and the remaining portion is collected directly through payment processing agents, such as prepaid cards. Proceeds we collect from customers do not include the fees earned by the payment processing agents and China Mobile, and therefore such fees are not recorded as part of our revenue.

For social games on feature phones, we work with handset companies and design houses to pre-install our games and platforms onto feature phone handsets. On our mobile game platforms, users can also download social games for feature phones for free. Users can play by using the basic functions of the feature phone games for free and are charged when they purchase in-game premium features, such as weapons, accessories and pets, additional chances to play or the right to play additional stages. Users can pay for virtual items in our social games for feature phones through the billing channels of mobile service providers. We have entered into agreements with mobile service providers for proceeds collection, and these service providers in turn contract with mobile network operators, such as China Mobile and China Telecom, who provide billing and collection services. Pursuant to these agreements, we share a certain percentage of the proceeds collected from the users by service providers. Net proceeds payable to us are calculated monthly based on the prescribed percentages and are evidenced by monthly statements issued by the service providers and agreed to by both parties. Proceeds we collect from customers do not include the fees earned by the service providers and mobile network operators, and therefore such fees are not recorded as part of our revenue.

Growth in net revenues from social games is driven by the increase in the size of our total paying user base, which is dependent on the diversity and quality of our game portfolio and the expansion of the installed base of our Game Center application store. Increase in average revenue per paying user account is driven by enhancements of our game content and in-game promotions and in-game events that further attract user spending. Paying user accounts are accounts that have purchased in-game items during the relevant period, adjusted to eliminate double-counting of the same user accounts. The table below sets forth the total number of paying user accounts and average revenue per paying user account for the periods indicated.

	For the Year Ended December 31,
	2010	2011	2012
Social games
Number of games (as of the end of the period)	2	6	7
Total new registered user accounts(1)	8,251,037	12,701,493	21,460,178
Total paying user accounts(2)	825,270	809,470	303,613
Average revenue per paying user account (in RMB)	33.08	26.39	108.48

(1)	Represents the number of new user accounts registered to play our smartphone social games within the relevant period. The number of new registered user accounts is included for smartphone social games as not all registered user accounts are paying user accounts. We believe the number is meaningful as it indicates the general interest in our games and forms the user base of which we may convert our users into paying users.
(2)	Represents the number of user accounts that have purchased in-game items for the relevant period, adjusted to eliminate double-counting of the same user accounts.

The average revenue per paying user account in social games decreased from RMB33.08 in 2010 to RMB26.39 in 2011 primarily due to (i) not recognizing RMB3.9 million in deferred revenue as a result of our acquisition of the 3GUU Group on December 31, 2010 because the fair value of the assumed deferred revenue obligation on the date of acquisition was assessed to be nil; (ii) in mid-2011, we rolled out two new games that we expected to take time to build up user acceptance and stickiness, while in the second half of 2011 we began to phase out Creation Song, our popular MMORPG that we launched in 2009. The average revenue per paying user account in social games increased from RMB26.39 in 2011 to RMB108.48 in 2012 due to a decrease in the number of paying users that spend a small amount while the game players that spend large amounts continued to play our social games. Our total paying user accounts for social games decreased to 809,740 in 2011, compared to 825,270 in 2010. Our total paying user accounts for social games further decreased to 303,613 in 2012 due primarily to the build up of newly developed social games, which generally require a build-up period of several months.

Handset Design

Our net revenues from handset design amounted to RMB97.9 million in 2010, on a pro forma basis, RMB38.7 million in 2011, and RMB15.4 million (US$2.5 million) in 2012.

We generate revenues through providing handset design services to handset manufacturers and receive a flat fee and/or certain percentage of proceeds from the sale of mobile content pre-installed into the handsets we designed. Our handset design services include (i) operating system software and hardware design with post-contract customer support, or PCS, service, (ii) printed circuit board with operating system software, component sourcing and optional assembly service, and (iii) mobile phone content installation service. The growth in revenues from handset design is primarily driven by growth in demand for mobile phones and the quality and diversity of our design offerings. The total number of handsets manufactured using our design decreased to 1.5 million in 2011 from 1.6 million in 2010. This decrease was mainly due to the transitioning of our handset design focus from designing feature phones to smartphones. The total number of handsets manufactured using our design further decreased to 0.3 million in 2012, due mainly to the continued transitioning towards focusing on designing smartphones. We launched our smartphone design business in the third quarter of 2012.

Cost of Revenues

The following table sets forth the breakdown of our cost of revenues for the periods indicated:

	For the Year Ended December 31,
	2010		2011	2012
	(successor) RMB	(successor) (pro forma)	(successor) RMB	RMB	US$
	(in thousands)
Cost of revenues
Games	(32,827)	(63,454)	(79,311)	(74,878)	(12,019)
Handset design	(10,083)	(77,838)	(29,037)	(16,852)	(2,705)
Total cost of revenues	(42,910)	(141,292)	(108,348)	(91,730)	(14,724)

Our cost of revenues relating to games primarily consists of (i) fees paid to handset companies and design houses or their agents for pre-installing our phone games and platforms onto their feature phone handsets, (ii) the fees paid to content providers for acquiring certain single-player games and (iii) the fees paid to mobile portals and application stores for game distribution. Because we acquired the 3GUU Group in December 2010, we did not consolidate any cost of revenues from smartphone games in 2010.

Our cost of revenues relating to handset design primarily includes fees paid to subcontractors for OEM services, including material costs and installations.

Our cost of revenues also includes amortization of the acquired intangible assets, staff salaries, utilities, infrastructure maintenance fees, depreciation of equipment, and operating expenses directly related to the operation of the mobile game platforms. Amortization of the acquired intangible assets due to our acquisition of the Dragon Joyce Group was RMB9.9 million, RMB9.9 million and RMB9.9 million (US$1.6 million) in 2010, 2011 and 2012, respectively. Amortization of the acquired intangible assets due to OWX Holding’s acquisition of substantially all of the assets of Bright Way and Tastech was approximately RMB574,000 and RMB2.3 million and RMB2.3 million (US$0.4 million) in 2010, 2011 and 2012, respectively. Amortization of the acquired intangible assets due to our acquisition of the 3GUU Group was RMB206,000 and RMB314,000 (US$50,000) in 2011 and 2012, respectively. Staff salaries and benefits cost primarily comprise compensation to operations support staff. We expect costs associated with staff salaries and benefits to increase as we continue to expand our operations and hire more operations staff.

Operating Expenses

Our operating expenses consist of general and administrative expenses, selling expenses and research and development expenses. Our general and administrative expenses primarily consist of salaries and benefits, including share-based compensation, for our general and administrative, finance and human resources personnel, office rentals, depreciation and amortization expenses relating to property and equipment used in general and administrative functions and other expenses incurred in connection with general corporate purposes. General and administrative expenses accounted for 9.4% of our total net revenue in 2010, 6.7% of our total net revenue in 2010, on a pro forma basis, 6.7% of our total net revenues in 2011, and 19.0% of our total net revenue in 2012. We expect our general and administrative expenses to increase as we incur additional expenses in connection with the expansion of our business and our operations as a publicly traded company, which include hiring more staff for our general and administrative team, expenses related to improving and maintaining our internal control over financial reporting and complying with our reporting obligations, and as we incur higher share-based compensation expenses for issuing share-based incentive awards.

Our selling expenses primarily consist of costs of marketing activities, including cost of advertising in industry publications. We expect that selling expenses will grow as a result of our efforts to increase market presence and derive revenue growth.

Our research and development expenses primarily consist of payroll, employee benefits and other headcount related expenses associated with product development. We expect our research and development expenses will increase in proportion to net revenues as we continue to develop new games and handset designs.

Taxation

Cayman Islands

Under the current laws of the Cayman Islands, we are not subject to tax on income or capital gains. In addition, upon payments of dividends by us to our shareholders, no Cayman Islands withholding tax will be imposed.

British Virgin Islands

Under the current laws of the British Virgin Islands, Beauty Wave, China Wave, OWX Group Limited, OWX Development Limited, C&V Limited and 3GUU BVI are not subject to tax on income or capital gains. In addition, upon payments of dividends by these companies to their respective shareholders, no British Virgin Islands withholding tax will be imposed.

Hong Kong

The Hong Kong profits tax rate is 16.5%. Except for OWX HK, the Company’s Hong Kong incorporated subsidiaries are not subject to Hong Kong profits tax as they do not have income arising in or derived from Hong Kong. OWX HK is subject to Hong Kong profits tax at 16.5% of its Hong Kong sourced assessable profits. In addition, upon payments of dividends by the Company’s Hong Kong subsidiaries to their shareholders, no Hong Kong withholding tax will be imposed.

China

Effective from January 1, 2008, the PRC’s statutory enterprise income tax (“EIT”) rate is 25%. Our PRC subsidiaries and VIE are subject to EIT at 25% unless otherwise specified.

Pursuant to CaiShui [2008] No.1, qualified new software development enterprises are each entitled to a tax holiday of 2-year full EIT exemption followed by 3-year 50% EIT reduction (“2+3 tax holiday”) starting from their respective first profit-making year. Huiyou and Yitongtianxia, being qualified new software development enterprises, are each entitled to a 2+3 tax holiday and their first profit-making year was year 2012 and year 2011, respectively. Accordingly, Huiyou is tax exempted for years 2012 and 2013 and subject to EIT at 12.5% from years 2014 to 2016. Yitongtianxia’s first profit-making year was 2011. Nevertheless, it did not receive the 2+3 tax holiday approval until April 2012. As a result, its 2+3 tax holiday is effective retroactively from year 2011 and is tax exempted for years 2011 and 2012 and subject to EIT at 12.5% from years 2013 to 2015. The retroactive effect of the year 2011 tax holiday is the recognition of the respective year 2011 unrecognized tax benefits of RMB8.8 million (US$1.4 million) during year 2012.

Under the prevailing EIT law and its relevant regulations, a qualified high and new technology enterprise is entitled to a preferential tax rate of 15%. In May 2012, Yingzheng obtained the approval to enjoy the high and new technology enterprise preferential tax rate of 15% effective retroactively from year 2011 for a period of three years. The retroactive effect of the year 2011 preferential tax rate is the recognition of the respective year 2011 unrecognized tax benefits of RMB0.6 million (US$0.1 million) and a decrease in Yingzheng’s deferred tax assets by RMB0.8 million (US$0.1 million) during year 2012.

The prevailing EIT law and its relevant regulations treat enterprises established outside of the PRC with “effective management and control” located in the PRC as PRC resident enterprises for tax purposes. The term “effective management and control” is generally defined as exercising management and control over the business, personnel, accounting, properties, etc. of an enterprise. We and our subsidiaries located in jurisdictions outside of the mainland PRC, if considered PRC resident enterprises for tax purposes, would be subject to the PRC enterprise income tax at the rate of 25% on their worldwide income commencing on January 1, 2008. As of December 31, 2011 and 2012, we have not accrued for PRC tax on such basis, as our non-PRC entities had zero assessable profits in the PRC for the period after January 1, 2008. We will continue to monitor the tax status with regards to the PRC tax resident enterprise regulation of its non-PRC entities. For a detailed discussion, see “Item 3. Key Information—D. Risk factors—Risks Related to Doing Business in China—We may be classified as a “resident enterprise” for PRC enterprise income tax purposes, which could result in unfavorable tax consequences to us and our non-PRC shareholders.”

Under the EIT law and its relevant regulations, dividends paid by PRC enterprises out of profits earned after December 31, 2007 to non-PRC tax resident investors are subject to PRC withholding tax of 10%. A lower withholding tax rate may be applied based on applicable tax treaty with certain countries. For a detailed discussion, see “Item 3. Key Information—D. Risk factors—Risks Related to Doing Business in China—The New EIT Law will affect tax exemptions on dividends to be paid by our PRC subsidiaries to us through our Hong Kong subsidiaries and we may not be able to obtain certain treaty benefits under the relevant tax treaty.”

Aggregate undistributed earnings of our subsidiaries and the VIE located in the PRC that are available for distribution to non-PRC tax resident parent companies and primary beneficiary company at December 31, 2011 and 2012 amounting to RMB103.4 million and RMB159.5 million, respectively and are considered to be indefinitely reinvested under ASC subtopic 740-30 (“ASC 740-30”), Income Taxes: Other Considerations or Special Areas. Whereas for remittance of the undistributed earnings of the VIE, the distribution chain may involve (i) a taxable dividend from Yingzheng to its registered shareholders and (ii) a taxable contribution to 3GUU BVI or its designated entity when the proceeds are remitted to 3GUU BVI or its designated entity by the registered shareholders. Accordingly, the management considered that the amount of unrecognized deferred tax liabilities for temporary differences related to investments in the PRC subsidiaries and the VIE is not determined because such a determination is not practical.

Deferred tax liabilities arising from (i) aggregate undistributed earnings of Yingzheng, our VIE, that are available for distribution to Yitongtianxia, its PRC tax resident parent company and (ii) the difference between the book basis and the tax basis in the investment in Yingzheng were RMB4.4 million and RMB47.0 million as of December 31, 2010, respectively.

The registered shareholders of Yingzheng are contractually required to remit dividends received from Yingzheng to Yitongtianxia. This distribution chain results in (i) a taxable dividend from Yingzheng to its registered shareholders and (ii) a taxable contribution to Yitongtianxia when the proceeds are remitted to Yitongtianxia by the registered shareholders. The tax impact on the future cash distribution is recognized in deferred tax liabilities as an outside basis difference. On December 16, 2011, 3GUU BVI, a BVI entity, replaced Yitongtianxia, a PRC entity, as the primary beneficiary of Yingzheng. As management is asserting indefinite reinvestment of undistributed earnings of our foreign subsidiaries located in the PRC, the deferred tax liabilities arising from the aggregate undistributed earnings of Yingzheng and the difference between the book basis and the tax basis in the investment in Yingzheng were reversed during the year ended December 31, 2011.

Unrecognized Tax Benefits

As of December 31, 2011 and 2012, we have unrecognized tax benefits of RMB25.3 million and RMB20.6 million (US$3.3 million), respectively, of which RMB0.2 million and RMB4.0 million (US$0.6 million), respectively, are presented on a net basis against the deferred tax assets related to tax loss carryforwards on the face of the consolidated balance sheets. As a result, the amounts of unrecognized tax benefits included in the consolidated balance sheets as of December 31, 2011 and 2012 were RMB25.1 million and RMB16.5 million (US$2.7 million), respectively. RMB28.0 million and RMB16.4 million (US$2.6 million) as of December 31, 2011 and 2012, respectively, of unrecognized tax benefits would impact the effective tax rate, if recognized. We do not expect the amount of unrecognized tax benefits will change significantly in the next twelve months. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Any change in the tax treatment we currently enjoy in the PRC may materially and adversely impact our net income.”

Share-Based Compensation Expenses

Total share-based compensation expenses of equity and liability awards granted to our employees and directors were recorded in “general and administrative expenses” in the consolidated statements of income and comprehensive income and were RMB6.9 million in 2010, RMB6.9 million in 2010, on a pro forma basis, RMB0.8 million in 2011, and RMB14.1 million (US$2.3 million), in 2012. See “—Critical Accounting Policies—Share-Based Compensation” for more details.

Segmentation

Prior to 2012, because of our internal organization resulting from the series of acquisitions that formed our business operations, we divided our business into three segments, namely feature phone games, smartphone games and handset design. For the 2012 fiscal year management has decided to classify our business as two reportable segments, namely games and handset design. The combination of feature phone games and smartphone games into a single segment reflects changes within the industry and management’s expectations of future growth trends. In accordance with ASC subtopic 280-10, “Segment Reporting: Overall,” our chief operating decision maker has been identified as our chief executive officer, who reviews operating results to make decisions about allocating resources and assessing performance for the entire group. We generate substantially all of our revenues from customers in the PRC. Accordingly, no geographical segments are available.

Critical Accounting Policies

We prepare our financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and the disclosure of our contingent assets and liabilities. We continually evaluate these judgments, estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances, the results of which form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates.

An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact our consolidated combined financial statements. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements. The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our consolidated combined financial statements and other disclosures included in this annual report.

When reviewing our financial statements, you should consider (i) our selection of critical accounting policies, (ii) the judgment and other uncertainties affecting the application of such policies, and (iii) the sensitivity of reported results to changes in conditions and assumptions.

Consolidation

Our consolidated financial statements include the financial statements of our company, subsidiaries and VIE, Yingzheng. The results of our subsidiaries are consolidated from the date on which we obtained control and are continued to be consolidated until the date that such control ceases. A controlling financial interest is typically determined when we hold a majority of the voting equity interest in an entity. However, if we demonstrate our ability to control the entity through the power to direct the activities of the entity that most significantly impact the entity’s economic performance and the obligation to absorb losses of the entity that could potentially be significant to the entity or the right to receive benefits from the entity that could potentially be significant to the entity, then the entity is consolidated. All significant intercompany balances and transactions among our company, subsidiaries and VIE have been eliminated upon consolidation. With respect to consolidation of our VIE, we assess the consolidation of our VIE under ASC 810, which provides guidance on the identification of and financial reporting for entities over which control is achieved through means other than voting interests, which requires our VIE to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. Through a series of contractual arrangements, our subsidiary, Yitongtianxia, through holding all the variable interests of our VIE, has been determined to be the primary beneficiary of our VIE and, accordingly, we consolidated the results of our VIE.

Business Acquisitions

For the acquisitions of the Dragon Joyce Group, OWX Holding Group and 3GUU Group, we determined the value of the 30% noncontrolling interests by estimating the value of the acquired business as a whole and then subtracting the consideration transferred by VODone for the 70% controlling interest. We estimated the fair value of the acquired businesses using the income approach. Please see “—Our Acquisition” for discussion of the fair value measurements for each of these acquisitions.

Revenue Recognition

Revenues are derived from the development, operation and sale of in-game premium feature of mobile phone games as well as the provision of handset design products and services. For each of the significant sources of revenue stated below, revenue is recognized only when the following four criteria are met: (i) persuasive evidence of an arrangement exists; (ii) the goods have been delivered or the services have been rendered; (iii) the price or fees are fixed or determinable; and (iv) collectability is reasonably assured.

Games

We generate games revenues principally from the sale of in-game premium features of self-developed social games as well as from the sale of self-developed and purchased single player games on feature phones and smartphones. We operate single player games and social games under the subscription based model and the free-to-play model, respectively.

Single player games

Feature phone games

We generate feature phone single player games revenues principally from the sale of in-game premium features of mobile phone games on feature phones.

We enter into service arrangements with feature phone manufacturers to pre-install our self-developed single player games or application platform onto the feature phones before they reach mobile phone game players. Mobile phone game players can access the pre-installed single player games directly or download the single player games through the pre-installed application platform on the feature phones without additional charges. Single player games are offered on a free-for-trial basis where the mobile phone game players may purchase in-game premium features to extend the duration of the game or to enjoy additional functions of the game. All chargeable in-game premium features on feature phones are considered consumed immediately upon purchase. Any unused premium features cannot be carried forward after the mobile phone game players exit the game. When mobile phone game players leave the game they are currently playing and perform other functions on the feature phones, the previously purchased but unused premium features can no longer be accessed and are therefore completely consumed.

We contract with mobile phone service providers, who in turn contract with mobile network operators, for billing and collection services offered to mobile phone game players who have purchased in-game premium features. The mobile network operators and the mobile service providers have a contractual relationship in which mobile network operators grant rights to mobile service providers to deliver digital content such as feature phone games, news alerts, finance information, logos and ringtones to mobile phone users. The mobile network operators are entitled to profit sharing based on a prescribed percentage of the gross amount charged by the mobile network operators to the mobile phone game players while the mobile phone service providers are entitled to profit sharing based on a prescribed percentage of the net proceeds collected from the mobile network operators. Since we do not have a direct contractual relationship with the mobile network operators, the net proceeds after deducting the amounts shared by the mobile network operators and the mobile phone service providers represent the amount of revenue to be recognized.

We have information generated from our internal system on the number of in-game premium features sold each month to estimate the amount of collectable net proceeds and to recognize feature phone single player games revenues. Differences between our estimates and the actual amounts confirmed by the mobile phone service providers have historically been insignificant. Generally, we receive billing confirmations from each of the mobile phone service providers within 30 to 120 days after the end of each month. We pay service fees, which are recognized as cost of revenues, to the feature phone manufacturers based on a prescribed percentage of the estimated net proceeds or a prescribed fixed fee per mobile phone activated by mobile phone game players.

Collectability is considered reasonably assured as we deal with only reputable mobile phone service providers and performs thorough credit assessment on the mobile phone service providers prior to entering into a business relationship with them. Historically, we have not experienced any significant defaults for payment.

Based on the above, we recognize the estimated proceeds to be received from the mobile phone service providers as feature phone single player games revenues, using data generated from our internal system, when the goods are delivered based on consumption of in-game premium features by mobile phone game players. The difference between the estimated proceeds and the actual amounts confirmed by the mobile phone service providers is recognized in the consolidated statements of comprehensive income when billing confirmations are received.

Smartphone games

We generate smartphone single player games revenues from the sale of self-developed and purchased single player games on smartphones. We operate the majority of our single player games under a subscription based model and the remaining single player games under a one-time fee model.

We enter into service arrangements with smartphone manufacturers to pre-install its application platform onto the smartphones before they reach mobile phone game players. The smartphone single player games are also available for mobile phone game players to download through mobile network operator, application platform and software websites. Under the subscription based model for single player games, mobile phone game players can subscribe to a monthly plan to download a fixed number of single player games from mobile network operators for a fixed subscription fee per month. Under the one-time fee model for single player games, mobile phone game players can download each single player game based on a fixed price per game.

We contract with mobile network operators or mobile phone service providers who in turn contract with mobile network operators, for billing, collection and transmission services offered to mobile phone game players who have purchased single player games. In addition, we purchase games from third-party game developers. The mobile network operators are entitled to profit sharing based on a prescribed percentage of the gross amount charged by the mobile network operators to the mobile phone game players whilst the mobile phone service providers are entitled to profit sharing based on a prescribed percentage of the net proceeds collected from the mobile network operators. Since we do not have a direct contractual relationship with the mobile phone game players, the net proceeds after deducting the amounts shared by the mobile network operators and the mobile phone service providers represent the amount of revenue to be recognized.

We have information generated from its internal system on the number of monthly plan subscriptions and single player games downloaded each month to estimate the amount of collectable net proceeds and to recognize smartphone single player games revenues. Differences between our estimates and the actual amounts confirmed by the mobile network operators have historically been insignificant. Generally, we receive billing confirmations from each of the mobile network operators or the mobile phone service providers confirming the amount of net proceeds to be received, within 30 days and 30 to 120 days after the end of each month, respectively. We pay content fees to third-party game developers, which are recognized as cost of revenues, based on a prescribed percentage of the net proceeds confirmed by the mobile network operators. We also pay service fees, which are recognized as cost of revenues, to the smartphone manufacturers based on a prescribed percentage of the estimated net proceeds or a prescribed fixed fee per mobile phone activated by mobile phone game players.

Based on the above, we recognize smartphone single player games revenues when the goods are delivered based on download of games by mobile phone game players or at the end of the subscription period. The difference between the estimated proceeds and the actual amounts confirmed by the mobile network operators or the mobile phone service providers is recognized in the consolidated statements of comprehensive income when billing confirmations are received.

We determine whether to record smartphone single player games revenues using the gross or net method of reporting in accordance with ASC subtopic 605-45 (“ASC 605-45”), Revenue Recognition: Principal Agent Considerations. Determining whether revenue should be reported gross or net is based on an assessment of various factors, the primary factors being whether we are acting as the principal in offering services to the customer or whether we are acting as an agent in the transaction. We have determined that we are acting as the principal in offering services as we (i) are the primary obligor in the arrangement; (ii) have latitude in establishing the selling price; (iii) have discretion in suppliers selection; and (iv) have involvement in the determination of product specifications. Therefore, we have the primary responsibility of fulfillment and acceptability of the single-player games and recognizes the net proceeds to be received from the mobile network operators or mobile phone service providers as smartphone single player games revenue on a gross basis. The amounts attributable to third-party game developers in the form of content fees and amounts attributable to smartphone manufacturers in the forms of service fees are recognized as cost of revenues.

Social games

We generate social games revenues from the sale of in-game premium features of self-developed social games on feature phones and smartphones. We operate social games under a free-to-play model.

Under the free-to-play model for social games, mobile phone game players can download mobile phone games, obtain game accounts and play the basic functions of the mobile games free of charge but may purchase game points for in-game premium features to enhance their game-playing experience. The purchased in-game premium features can be freely traded amongst game players within the applicable game as long as consumption of the items has not commenced. Mobile phone game players can purchase game points by either charging their account with mobile network operators directly or buying prepaid cards issued by mobile network operators. The prepaid cards can be converted into a pre-specified number of game points for consumption. Upon delivery of game points purchased directly from mobile network operators or converted from prepaid cards to mobile phone game players, we initially classify these amounts as deferred revenue. For purposes of determining when the service has been provided to the mobile phone game players, we have determined that an implied obligation exists to the mobile phone game players who purchased game points to provide an enhanced game-playing experience over the average playing period of the mobile phone game players. We, using data generated from our internal system, estimates the average playing period from the first time the mobile phone game players purchase game points through the period when the game players have not logged into the game for over two consecutive months. Mobile phone game players are deemed to be inactive if they have not logged into the game for two consecutive months.

We contract with mobile network operators and third-party payment platforms for billing, collection and transmission services offered to mobile phone game players who have purchased game points. We also contract with mobile application and software websites to distribute our social games by providing platforms for mobile phone game players to download such games. The mobile network operators and third-party payment platforms are entitled to profit sharing based on a prescribed percentage of the gross amount charged by the mobile network operators to the mobile phone game players. Since we do not have a direct contractual relationship with the mobile phone game players, the net proceeds after deducting the amounts shared by the mobile network operators and the third-party payment platforms represent the amount of revenue to be recognized.

We have information generated from our internal system on the number of game points sold each month to estimate the amount of collectable net proceeds and to recognize social games revenues. Differences between our estimates and the actual amounts confirmed by the mobile network operators and the third-party payment platforms have historically been insignificant. Generally, within 30 days after the end of each month, we receive billing confirmations from each of the mobile network operators and third-party payment platforms confirming the amount of net proceeds to be received. We pay service fees to the mobile application and software websites.

Collectability is considered reasonably assured as we deal with only reputable mobile network operators and third-party payment platforms and performs thorough credit assessment on the mobile network operators and the third-party payment platforms prior to entering into a business relationship with them. Historically, we have not experienced any significant defaults for payment.

Based on the above, we recognize the estimated net proceeds to be received from the mobile network operators and the third-party payment platforms for the sale of game points of the social games, using data generated from our internal system, as deferred revenue upon delivery of game points to mobile phone game players. Deferred revenue is recognized as social games revenue ratably over the estimated average playing period of the paying mobile phone game players of three months, starting from the point in time when game points are delivered to the mobile phone game players. As the social games are under a free-to-play model and revenue is only generated from paying mobile phone game players when they purchase game points for in-game premium features, we focus solely on the playing period of paying mobile phone game players when estimating the period over which revenue is being recognized. We determine the estimated average playing period of paying mobile phone game players, which is the time period between the paying mobile phone game players’ first purchase and last log in, for each significant game based on historical player usage patterns and game playing behavior. Our internal system tracks each of the paying mobile phone game players’ purchase and log in history for each significant game to generate data to estimate the average playing period for our population of paying mobile phone game players. Future usage patterns may differ from the historical usage patterns on which our revenue recognition policy is based. We monitor the operational statistics and usage patterns of our online game and modifies the expected life span when materially different. The difference between the estimated proceeds and the actual amount confirmed by the mobile network operators and third-party payment platforms is recognized in the consolidated statements of comprehensive income when billing confirmations are received and all revenue recognition criteria are met.

Game points can be purchased at a discount if mobile phone game players purchase the game points with prepaid cards issued by mobile network operators or during promotional activities organized by us. We account for such discounts in accordance with ASC 605-50, Revenue Recognition: Customer Payments and Incentives. Such discounts are initially accounted for as a reduction of deferred revenue. As a result, deferred revenue includes the value of both discounted and undiscounted game points, which are subsequently recognized as revenue on a weighted average basis when we provide future services to enhance mobile phone game players’ playing experience.

Online game platform

We operate an online game platform, on which registered users can access games provided by third-party game developers. We have not yet promoted any self-developed mobile phone games on the online game platform. Pursuant to ASC 605-45, we have determined that the third-party game developers are acting as the principal in offering services as each of the third-party game developer (i) is the primary obligor in the arrangement; (ii) has latitude in establishing the selling price; (iii) has discretion in suppliers selection; and (iv) has involvement in the determination of product specifications. Therefore, we recognize the shared revenue, on a net basis, based on the ratios pre-determined with the third-party game developers when all of the revenue recognition criteria are met. The amount of revenues recognized for online game platform was insignificant for the year presented.

Handset design

We generate handset design revenues from the provision of comprehensive handset design solutions to mobile phone manufacturers and mobile phone content providers. Handset design solutions include (i) operating system software and hardware design with one-year PCS service; (ii) printed circuit board with operating system software and optional assembly service; and (iii) mobile phone contents installation service. Operating system software and hardware designs with PCS services are provided to mobile phone manufacturers for either a fixed fee or a variable fee based on the units of production by the mobile phone manufacturers at a prescribed unit price. Printed circuit boards with operating system software are sold to mobile phone manufacturers for a fixed unit price. Mobile phone contents installation services are rendered to mobile phone content providers for a prescribed percentage of the mobile phone content providers’ net profits.

We early adopted Accounting Standards Update No. 2009-13, or ASU 2009-13, Revenue Recognition—Multiple-Deliverable Revenue Arrangements, and ASU No. 2009-14, Certain Revenue Arrangements that Include Software Elements, in assessing our arrangements with multiple deliverables and arrangements that include software elements for the periods presented. In accordance with ASU 2009-13, the total arrangement consideration is allocated to each unit of accounting based on our relative selling price which is determined based on the entity’s best estimate of the selling price for that deliverable when vendor-specific evidence and third party evidence of selling price do not exist. In accordance with ASU2009-14, software contained on the tangible product which is essential to the tangible product’s functionality is excluded from the scope of software accounting guidance in ASC subtopic 985-605, Software: Revenue Recognition.

Operating system software and hardware design with PCS service

We sign agreements with mobile phone manufacturers containing the significant terms of the provision of operating system software and hardware design with PCS service to evidence that an arrangement exists. We recognize handset design revenues derived from operating system software and hardware design and PCS service concurrently in accordance with ASC 985-605, as (i) the PCS fee is included with the initial arrangement fee for operating system software and hardware design; (ii) the PCS is for one year or less; (iii) the PCS costs is estimated to be insignificant and (iv) unspecified upgrades or enhancements offered during PCS arrangements historically have been and are expected to be minimal and infrequent. Therefore, delivery of operating system software and hardware design with PCS service occurs upon receipt and acceptance of the operating system software and hardware design by the mobile phone manufacturers. We perform credit assessments on the mobile phone manufacturers prior to signing these agreements to ensure collectability is reasonably assured. Accordingly, revenues from the provision of operating system software and hardware design and PCS service are recognized upon (i) the mobile phone manufacturers accepting the handset design solutions if the arrangement is based on a fixed fee or (ii) the mobile phone manufactures accepting the handset design solutions and confirming their monthly units of production to us if the arrangement is based on a variable fee derived from the units of production by the mobile phone manufacturers at a prescribed unit price. We have not provided any refunds in the past and we do not expect to provide refunds in the future to mobile phone manufacturers.

Printed circuit board with operating system software and optional assembly service

Printed circuit boards with operating system software and optional assembly services are multiple element arrangements comprising printed circuit boards, assembly services and operating system software specifically designed for the printed circuit boards. Since the operating system software is essential to the functionality of the printed circuit board, the transaction is outside the scope of software accounting guidance in ASC 985-605 in accordance with ASU 2009-14. Accordingly, we account for the sale of printed circuit boards with operating system software and optional assembly service as a multiple deliverables arrangement in accordance with ASU 2009-13. Each of the printed circuit board, operating system software and assembly service represents a separate unit of accounting.

We sign an agreement with the mobile phone manufacturers containing the significant terms of the sale of printed circuit board with operating system software to evidence that an arrangement exists. The agreement also stipulates whether the mobile phone manufacturers engage us to perform assembly service on the printed circuit board. We deliver the assembled printed circuit boards together with the operating system software installed to mobile phone manufacturers if we are engaged to perform assembly service; whereas we normally deliver the operating system software prior to the printed circuit board to the mobile phone manufacturers if we are not engaged to perform assembly service. Therefore, delivery of printed circuit boards with operating system software and optional assembly services occurs upon receipt and acceptance of all deliverables by the mobile phone manufacturers. We perform a credit assessment on the mobile phone manufacturers prior to signing the agreements to ensure collectability is reasonably assured. The purchase price is fixed because the unit price is stipulated in the signed sales agreement and no concessions such as discounts, rebates, refunds or other price changes are provided subsequently. However, the mobile phone manufacturers only pay the agreed purchase price upon receipt of all of the deliverables in the arrangement. We outsource the assembly of printed circuit boards and the installation of operating system software to original equipment manufacturers, or OEM, and pay manufacturing fees, which are recognized as cost of revenues, based on a prescribed fixed fee per unit manufactured.

In accordance with ASU 2009-13 and ASC subtopic 605-25, or ASC 605-25, Revenue Recognition: Multiple-Element Arrangements, the amount allocable to the delivered units or units of accounting is limited to the amount that is not contingent upon the delivery of additional items or meeting other specified performance conditions. Since the amount allocable to the operating system software is contingent upon the delivery of printed circuit board and the related assembly service, if any, revenues from the sale of printed circuit board with operating system software and optional assembly service are recognized only upon delivery of the final deliverable.

Mobile phone content installation service

Mobile phone content installation service does not require significant production, modification or customization of the mobile phone contents received from the mobile phone content providers. Persuasive evidence of the arrangement is documented in a contract signed by us and the mobile phone content providers. Delivery of mobile phone content installation service occurs when the mobile phone contents are installed on the mobile device circuit boards by the OEM. The mobile phone content installation service fees are fixed and non-refundable once the mobile phone content providers confirm their monthly net profits to us. Collectability is considered reasonably assured as we deal with only reputable mobile phone content providers and performs thorough credit assessment on the mobile phone content providers prior to entering into a business relationship with them. Historically, we have not experienced any significant payment defaults. Accordingly, we recognize revenues from mobile phone content installation services when the services are delivered and the fees are fixed upon receipt of the monthly net profits confirmations from mobile phone content providers.

Share-Based Compensation

Share Option Grants

We account for share options granted to employees under provisions of ASC 718, “Stock Compensation.” In accordance with ASC 718, we determine whether a share option should be classified and accounted for as a liability award or equity award. All grants of share options to employees classified as equity awards are measured at the grant date based on the fair value of the awards and are recognized as an expense, net of estimated forfeitures, over the requisite service period, which is generally the vesting period. All grants of share options to employees classified as liability awards are remeasured at the end of each reporting period until the date of settlement, with an adjustment for fair value recorded to the current period expenses in order to properly reflect the cumulative expense based on the current fair value of the vested options. We have elected to recognize share-based compensation for share-based awards with service conditions on a straight-line method over the requisite service period. For share-based awards with performance or market conditions, compensation cost is recognized only if it is probable that the performance or market condition will be achieved. We recognize share-based compensation on share-based awards with performance or market conditions using the accelerated method if the awards are subject to graded vesting. We use binomial, Black-Scholes option pricing valuation models and Monte Carlo simulation in determining the fair value of the options granted. ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in the subsequent period if actual forfeitures differ from initial estimates. Share-based compensation expense was recorded net of estimated forfeitures such that expense was recorded only for those share-based awards that are expected to vest. Forfeiture rate is estimated based on historical and future expectation of employee turnover rate and are adjusted to reflect future change in circumstances and facts, if any.

We have made the following share option grants since 2010.

VODone Options. On November 4, 2010, VODone granted options to purchase 5,900,000 ordinary shares of VODone to certain of our employees at an exercise price of HK$2.25 (US$0.29) per share. The 5,900,000 options were immediately vested and have a contractual life of three years. In accordance with ASC 718, the accounting grant dates for the options was November 18, 2010, the date on which VODone and the employees reached a mutual understanding of the key terms and conditions of the awards.

The share options granted by VODone to our employees are classified as equity awards which are measured based on the grant date fair value. Since the options were granted by VODone to our employees for their provision of service to us, the compensation cost is recognized in our financial statements with a corresponding credit to additional paid-in capital, representing VODone’s capital contribution. Since the share options were immediately vested, share-based compensation costs of RMB2.7 million for the 5,900,000 options granted were immediately recognized on November 18, 2010.

The grant date fair value of the equity awards granted by VODone to our employees was estimated using the Black-Scholes option pricing model with the following assumptions:

November 18, 2010
Risk-free interest rate	0.26%
Dividend yield	0.6%
Expected volatility range	53.12%
Weighted average expected life	1 year
Estimated forfeiture rate	—

The fair value of the options granted by VODone as of November 18, 2010 was estimated using the Black-Scholes option pricing model with the assistance of an independent valuation firm. The Black-Scholes option pricing model requires the input of highly subjective assumptions, including the expected stock price volatility, the expected price multiple at which the holder is likely to exercise stock options and the expected employee forfeiture rate. We use historical data and future expectations to estimate forfeiture rate. The volatility assumption of the VODone options was estimated based on implied volatility and historical volatility of VODone’s share price. The risk-free rate for periods within the contractual life of the options of VODone is based on yield in effect at the grant date on Exchange Fund Notes as indicated by the Hong Kong Monetary Authority. The dividend yield is based on the expected pay-out ratio. The fair value of the VODone shares was determined based on the closing market price of the VODone shares at the measurement date.

Dragon Joyce, OWX Holding and 3GUU BVI Options. On July 30, 2010, Dragon Joyce granted options to purchase 0.724% of the equity interest in Dragon Joyce to Dr. Lijun Zhang and Mr. Hendrick Sin at an aggregate exercise price of RMB1,738,000. On October 26, 2010, OWX Holding granted options to purchase 2.198% of OWX Holding to Dr. Zhang and Mr. Sin at an aggregate exercise price of RMB1,723,000. On January 3, 2011, 3GUU BVI granted options to purchase 0.610% of the equity interest in 3GUU BVI to Dr. Zhang and Mr. Sin at an aggregate exercise price of RMB1,708,000. These options vested immediately and will expire two years from their respective grant date.

The functional currency of Dragon Joyce, OWX Holding and 3GUU BVI is the US dollar. In accordance with ASC 718, as these awards contained an exercise price denominated in Renminbi, which is different from the functional currency of Dragon Joyce, OWX Holding and 3GUU BVI, these stock options are dual indexed to foreign exchange and the shares of Dragon Joyce, OWX Holding and 3GUU BVI. Accordingly, the share options granted by Dragon Joyce, OWX Holding and 3GUU BVI are accounted for as liability awards that are remeasured at fair value at the end of each reporting period until the date of settlement.

On October 27, 2011, Dragon Joyce settled the granted options to purchase 0.436% of the equity interest in Dragon Joyce by transferring 418,268 of our ordinary shares owned by Dragon Joyce to certain grantees. Concurrently, we modified the exercised price of the remaining granted options to purchase 0.288% of the equity interest in Dragon Joyce from Renminbi to U.S. dollar. The fair values of 418,268 of our ordinary shares and the granted options to purchase 0.436% of the equity interest in Dragon Joyce were the same on the date of settlement.

On October 28, 2011, OWX Holding settled the granted options to purchase 1.285% of the equity interest in OWX Holding by transferring 418,266 of our ordinary shares owned by OWX Holding to certain grantees. Concurrently, we modified the exercised price of the remaining granted options to purchase 0.913% of the equity interest in OWX Holding from Renminbi to U.S. dollar. The fair values of 418,266 of our ordinary shares and the granted options to purchase 1.285% of the equity interest in OWX Holding were the same on the date of settlement.

The modification changed the liability awards into equity awards because the stock options were no longer dual indexed to foreign exchange and the shares of Dragon Joyce and OWX Holding. Additionally, as the modification did not result in any incremental fair value in the new equity awards granted, no additional compensation cost was recognized.

On October 29, 2011, we settled all of the granted options to purchase 0.610% of the equity interest in 3GUU BVI by (i) issuing 15,917.82 newly issued ordinary shares of 3GUU BVI to the grantees and (ii) exchanging 15,917.82 ordinary shares of 3GUU BVI with 229,550 of our newly issued ordinary shares. The fair values of the 15,917.82 ordinary shares of 3GUU BVI, 229,550 of our ordinary shares and the granted options to purchase 0.610% of the equity interest in 3GUU BVI were the same on the date of settlement.

The grant date, December 31, 2010 and October 27, 2011 fair value of the liability awards granted by Dragon Joyce was estimated using the binomial option pricing model with the following assumptions:

	July 30, 2010	December 31, 2010	October 27, 2011
Risk-free interest rate	2.28%	3.28%	3.04%
Dividend yield	—	—	—
Expected volatility range	59.00%	48.42%	50.19%
Weighted average expected life	2 year	1.58 year	0.76 year
Suboptimal exercise factor	3	3	3
Estimated forfeiture rate	—	—	—
Fair value of 0.724% of the equity interest in Dragon Joyce (in thousands)	RMB2,952	RMB3,547	RMB4,269

The grant date, December 31, 2010 and October 28, 2011 fair value of the liability awards granted by OWX Holding was estimated using the binomial option pricing model with the following assumptions:

	October 26, 2010	December 31, 2010	October 28, 2011
Risk-free interest rate	2.34%	3.32%	3.07%
Dividend yield	—	—	—
Expected volatility range	56.00%	41.05%	60.82%
Weighted average expected life	2 year	1.82 year	0.99 year
Suboptimal exercise factor	3	3	3
Estimated forfeiture rate	—	—	—
Fair value of 2.198% of the equity interest in OWX Holding (in thousands)	RMB3,722	RMB3,722	RMB2,895

The grant date and October 29, 2011 fair value of the liability awards granted by 3GUU BVI was estimated using the binomial option pricing model with the following assumptions:

	January 3, 2011	October 29, 2011
Risk-free interest rate	3.34%	3.14%
Dividend yield	—	—
Expected volatility range	52.74%	47.02%
Weighted average expected life	2 year	1.18 year
Suboptimal exercise factor	3	3
Estimated forfeiture rate	—	—
Fair value of 0.61% of the equity interest in 3GUU BVI (in thousands)	RMB1,883	RMB2,523

The fair value of the options granted by Dragon Joyce, OWX Holding and 3GUU BVI as of each of the measuring dates above was estimated using a binomial option pricing model with the assistance of an independent valuation firm. The binomial model requires the input of highly subjective assumptions, including the expected stock price volatility, the expected price multiple at which the holder is likely to exercise stock options and the expected employee forfeiture rate. We use historical data and future expectations to estimate forfeiture rate. For expected volatility of the Dragon Joyce, OWX Holding and 3GUU BVI options, we have made reference to the historical volatility of several comparable companies. The risk-free rate for periods within the contractual life of the options of Dragon Joyce, OWX Holding and 3GUU BVI is based on the market yield of China Government Bonds. The dividend yield is based on the expected pay-out ratio.

We determined the fair value of the Dragon Joyce, OWX Holding and 3GUU BVI at the measurement date with the assistance of an independent valuation firm using the discounted cash flow method, which incorporates certain assumptions including the discount rates, financial results and growth trends of Dragon Joyce, OWX Holding and 3GUU BVI. The expected share option life was estimated based on the resulting output of the binomial option pricing model. The option awards are not transferable and the grantees have a limited amount of time subsequent to their termination of employment or service to exercise the options. These post-vesting restrictions are considered in the binomial option pricing model as a suboptimal exercise factor.

Options Granted to Employees

On February 6, 2012, we granted our employees and employees of VODone options under the option scheme approved on November 15, 2011, or the Share Option Scheme, to purchase 23,404,120 and 2,431,592 of our ordinary shares, respectively, at an exercise price of US$0.605 per share. These share options have a contractual life of five years. Pursuant to the share options agreement, (i) 25% of the share options are vested and exercisable by each grantee on the first anniversary of the date of grant; and (ii) the remaining 75% of the share options are vested and exercisable by each grantee in 12 equal quarterly tranches beginning one calendar quarter after the first anniversary of the date of grant. Since VODone, the ultimate holding company of the Company, is a publicly listed company on the Hong Kong Stock Exchange, we and our subsidiaries are prohibited from granting share options with exercise prices lower than the new issue price of shares listing unless otherwise approved or waived by the Hong Kong Stock Exchange. Any share option granted by us during the period commencing six months before the first confidential filing date on Form F-1, or its equivalent for listing on the Hong Kong Stock Exchange or an overseas stock exchange, up to the listing date are subject to the above requirement. Except for any waivers that may be granted by the Hong Kong Stock Exchange, the exercise price of any share option granted during such period shall be adjusted to a price not lower than the new issue price as our board of directors may deem appropriate. The exercise price of the share options shall be adjusted to the price of the listing if the price of the listing exceeds $0.605 per share, whereas the exercise price of the share options shall remain unchanged if the price of our initial listing is less than $0.605 per share or a listing does not take place.

In accordance with ASC 718, the accounting grant date for these share options was February 6, 2012, as we and the grantees reached a mutual understanding of the key terms and conditions of the awards when the grantees began to be adversely affected by subsequent changes in the price of our ordinary shares. The share options granted to our employees are classified as equity awards which are measured based on the grant date fair value. As a market condition in which the exercise price varies with the price of our ordinary shares is attached to the share options, the market condition was considered in the estimate of their grant-date fair value. The fair value of each of the share options granted by us was RMB0.95 at the grant date. Compensation cost for these awards with a market condition granted to our Group amounting to RMB22.3 million (US$3.6 million) is recognized ratably for each vesting tranche, using the accelerated attribution method, over the requisite service period regardless of whether the market condition is satisfied. The total compensation cost of RMB11.3 million (US$1.8 million) was recorded as compensation cost with a corresponding credit to additional paid in capital for the year ended December 31, 2012.

ASC 718 does not apply to awards granted by an entity to employees of its controlling parent company. As a result, ASC 718 is not applicable to the share options granted by us to employees of VODone on February 6, 2012. However, since VODone, as our controlling parent, can always direct us to grant share-based awards to its employees, we measured the fair value of the shares options granted to employees of VODone at the grant date and recognized that amount as a dividend to VODone without regard to whether the options are subject to vesting provisions. While this is not consistent with the measurement model for share-based awards granted to nonemployees described in ASC topic 505-50, Equity—Equity-Based Payments to Non-Employees, we considered the departure from ASC topic 505-50 was not unreasonable given that the grant of share options to employees of VODone was a capital transaction rather than compensation. Accordingly, the grant-date fair value of the share options granted to employees of VODone amounting to RMB2.3 million (US$0.4 million) was recorded as a one-time deemed dividend distribution to shareholder in 2012.

The grant date fair value of the equity awards granted to employees of us and VODone was estimated using the Monte Carlo simulation model with the following assumptions:

February 6, 2012
Risk-free interest rate	0.75%
Dividend yield	2.00%
Expected volatility rate	51.64%
Weighted average expected life	5.00
Estimated forfeiture rate	—
Fair value of the Company’s ordinary shares	3.25

Restricted Share Units

In addition to option grants, we also issued restricted share units, or RSUs, to our employees. On August 24, 2011, we granted 1,220,000 RSUs, with a performance condition of an initial public offering, or IPO, attached, to certain senior management and directors at the subscription price of US$0.001 per share. On March 16, 2012, we granted 639,000 RSUs , with a performance condition of an IPO attached, to certain senior management and directors at a subscription price of US$0.001 per share. The transferability of the 1,220,000 and 639,000 RSUs is restricted. Pursuant to the August 24, 2011 RSU subscription agreement and the March 16, 2012 RSU subscription agreement (together, the original RSU agreements), 25% of the RSUs would vest and become transferable upon each of: (i) the consummation of the IPO of the securities of the Company on an internationally recognized stock exchange, the IPO Date; (ii) the first anniversary of the IPO Date; (iii) the second anniversary of the IPO Date; and (iv) the third anniversary of the IPO Date. The original RSU agreements obligated us to repurchase all of the RSUs at the purchase price of US$0.001 per share if an IPO was not consummated by December 31, 2014. Under the original RSU agreements, unvested restricted shares were subject to repurchase in the event a grantee ceased to be employed, unless otherwise agreed between us and the grantee. Since a performance condition of an IPO is attached with the vesting of the RSUs, share based compensation cost is not recorded before the performance condition of an IPO is met.

On August 20, 2012, we modified the vesting conditions of the original RSU agreements to be: 25% of the RSUs will vest upon each of (i) the consummation of the listing of the Company’s shares, or the listing date; (ii) the first anniversary of the listing date; (iii) the second anniversary of the listing date; and (iv) the third anniversary of the listing date. Except for the vesting conditions, other conditions of the RSUs remained unchanged. The modification of vesting conditions was intended to provide additional motivations to the employees. On September 25, 2012, we completed the listing and the performance condition attached to the RSUs was met.

As both the IPO and the listing are outside of our control, management concluded at the grant date and the modification date that it is not probable that the original vesting conditions and the modified vesting conditions will be achieved, respectively. As a result, the modification of the performance condition attached to the RSUs was treated as a Type IV improbable-to-improbable modification in accordance with ASC 718 on August 20, 2012. For a Type IV improbable-to-improbable modification, the original award is treated as cancelled in exchange for a new award. Accordingly, the grant-date fair values of the RSUs were ignored and the modification-date fair value of RMB3.68 (US$0.59) was measured, and the recognition of compensation cost was deferred until the performance condition of the Listing was met on September 25, 2012. RMB2.8 million (US$0.5 million) was recorded as compensation cost with a corresponding credit to additional paid-in capital for the year ended December 31, 2012.

We determined the fair value of our equity interests at the grant date with the assistance of an independent valuation firm.

We have appraised the business enterprise of our company and restricted shares on the basis of fair value. Since we were not a listed company as at the appraisal date, we must first determine the business enterprise value of our company as at the appraisal date. The estimated fair value of the ordinary shares of our company will be derived from our business enterprise value, which is one of the major variables in determining the fair value of the restricted shares. We have considered the following principal factors: the nature of our business, operating results and financial condition; specific economic and competitive elements affecting business and our industry; nature and prospect of our industry; rates of return as indicated by alternative investment opportunities of comparable magnitude; character and risk; and business risks and inherent uncertainties of our operation.

Due to the changing environment in which we operate, a number of assumptions must be established in order to sufficiently support our concluded value of the business enterprise and the restricted shares. The major assumptions adopted in this appraisal are: no material changes in the existing political, legal, fiscal and economic conditions in China; no major changes in the current taxation law in the PRC, that the rates of tax payable remain unchanged and that all applicable laws and regulations will be complied with; exchange rates and interest rates will not differ materially from those presently prevailing; the availability of financing will not be a constraint on the future growth of our operation; industry trends and market conditions for related industries will not deviate significantly from economic forecasts; we will retain and have competent management, key personnel, and technical staff to support its ongoing operations; and there is no material difference between the fair values of each of our business segments.

The aggregate fair values of the minority stakes of the Dragon Joyce, OWX and the 3GUU Groups were developed through the application of the income approach using the discounted cash flow method. The income approach is the conversion of expected periodic benefits of ownership into an indication of value. It is based on the principle that an informed buyer would pay no more for the business enterprise that an amount equal to the present worth of anticipated future benefits (income) from the same or equivalent business enterprise with similar risk. The income approach explicitly recognizes that the current value of an investment is premised upon the expected receipt of future economic benefits such as cost savings, periodic income, or sale proceeds. The discounted cash flow approach consists of estimating future annual cash flows and individually discounting them to present value.

We have applied the discounted cash flow method in appraising the economic benefits of the Dragon Joyce, OWX and 3GUU Groups. In practice, the discounted cash flow approach consists of estimating future annual cash flows and individually discounting them to the present value.

A discount rate represents the total expected rate of return that an investor would demand on the purchase price of an ownership interest in an asset given the level of risk inherent in that ownership interest. When developing a discount rate to apply to the cash flow streams attributable to the Dragon Joyce, OWX and 3GUU Groups, the discount rate is the WACC. The cost of equity was developed through the application of the CAPM. The CAPM states that an investor requires excess returns to compensate for any risk that is correlated to the risk in the return from the stock market as a whole but requires no excess return for other risks. Risks that are correlated to the risk in the return from the stock market as a whole are referred to as systematic and measured by a parameter called beta, whereas other risks are referred to as nonsystematic. Under the CAPM, the appropriate rate of return is the sum of the risk-free return and the equity risk premium required by investors to compensate for the systematic risk assumed. The discount rate for the Dragon Joyce, OWX and 3GUU Groups is the sum of the risk-free rate of return, equity risk premium, small capitalization risk premium and specific risk premium inherent in the operations of the appraised businesses, if any. Small capitalization risk premium is the excess return that an investor would demand in order to compensate for additional risk over the entire stock market when investing in a small capitalization company. This premium reflects the fact that cost of capital increases as the size of the company decreases.

In addition, we also applied a discount for lack of marketability. The concept of marketability deals with the liquidity of an ownership interest, or in other words how quickly and easily it can be converted to cash if the owner chooses to sell. The lack of marketability discount reflects the fact that there is no ready market for the equity interests of a closely held corporation. Ownership interests of rights to receive distributable profit from closely held companies are typically not readily marketable compared to similar interests in public companies. Therefore, a right to receive distributable profit from a privately held company is usually worth less than an otherwise comparable public company. The discount for lack of marketability is regarded as a put option of which the stock price equal to exercise price. The time to maturity and the volatility are replicated by the expected time to list its shares in a stock market and the average volatilities of comparable listed corporations, respectively.

The per-share fair values of the restricted shares of RMB3.98, RMB3.35 (US$0.54) and RMB3.68 (US$0.59) as of August 24, 2011, March 16, 2012 and August 20, 2012, respectively, are equivalent to our aggregate business enterprise value divided by the total enlarged ordinary share capital after issuance of the restricted shares.

Our business enterprise values as of August 24, 2011, March 16, 2012 and August 20, 2012 are equal to the sum of the business enterprise values of our three reporting units, namely Dragon Joyce Group, OWX Group and 3GUU Group, which are identified at the component level, one level below the operating segment. The aggregate fair value of these three reporting units was estimated primarily using the DCF method under the income approach. Cost of equity, which is one of the assumptions in the income approach, was derived under the market approach. Data from several comparable companies in the same industry were used in deriving the cost of equity to calculate the discount rates used in the DCF method through the application of the CAPM. As Dragon Joyce Group, OWX Group and 3GUU Group are groups of private entities, the fair value measurement is based on significant inputs that are not observable in the market and thus represents a Level 3 measurement as defined in ASC 820. The fair value estimates are based on the following assumptions:

	Dragon Joyce Group	OWX Group	3GUU Group
August 24, 2011
Discount rate	22.94%	22.94%	22.90%
Long-term sustainable growth rate	3%	3%	3%
Discount for lack of marketability	10%	12%	10%

	Dragon Joyce Group	OWX Group	3GUU Group
March 16, 2012
Discount rate	21.45%	21.79%	21.45%
Long-term sustainable growth rate	3%	3%	3%
Discount for lack of marketability	11%	16%	11%

	Dragon Joyce Group	OWX Group	3GUU Group
August 20, 2012
Discount rate	21.28%	21.60%	21.28%
Long-term sustainable growth rate	3%	3%	3%
Discount for lack of marketability	6.04%	6.04%	6.04%

The discount rate used in the DCF method is derived through the application of the CAPM, based on following assumptions:

	Dragon Joyce Group	OWX Group	3GUU Group
August 24, 2011
Cost of equity*	9.16%	11.41%	9.14%
Risk-free rate	4.12%	4.12%	4.12%
Small-size premium	10.06%	10.06%	10.06%
After-tax cost of debt	5.99%	5.89%	5.29%

	Dragon Joyce Group	OWX Group	3GUU Group
March 16, 2012
Cost of equity*	8.31%	11.85%	8.31%
Risk-free rate	3.55%	3.55%	3.55%
Small-size premium	9.81%	9.81%	9.81%
After-tax cost of debt	5.29%	5.89%	5.29%

	Dragon Joyce Group	OWX Group	3GUU Group
August 20, 2012
Cost of equity*	8.29%	11.21%	8.29%
Risk-free rate	3.35%	3.35%	3.35%
Small-size premium	9.81%	9.81%	9.81%
After-tax cost of debt	4.91%	5.47%	4.91%

*	Cost of equity is calculated based on the data from several comparable companies in the same industry.

Rights Offering

On August 23, 2011, we effected a 2,500,000 ordinary share rights offering to our existing shareholder, VODone, for a subscription price of US$0.001 per ordinary share. Since the ordinary shares were issued for nominal consideration, the offering contains a bonus element, measured as the difference between the subscription price of US$0.001 per share and the fair value of the ordinary shares subscribed for of RMB3.98 (US$0.64) per share. This bonus element is accounted for similar to a stock dividend in accordance with ASC 260. All ordinary share and per share information is adjusted retrospectively for the rights offering for all periods presented.

The per-share fair value of the ordinary shares subscribed for on August 23, 2011 is equivalent to our aggregate business enterprise value divided by the total number of enlarged ordinary share capital after issuance of the restricted shares. We applied the business enterprise value as of August 24, 2011 for the calculation of per-share fair value of the ordinary shares on August 23, 2011, as we believe that there was no material change in our operations in the short period between August 23, 2011 and August 24, 2011 that would materially impact the fair value of our total business enterprise value.

Fair Value of Ordinary Shares

The per-share fair values of the ordinary shares of RMB3.98, RMB3.75, RMB3.25 (US$0.52), RMB3.35 (US$0.54) and RMB3.68 (US$0.59) as of August 24, 2011, October 27, 2011, February 6, 2012, March 16, 2012 and August 20, 2012, respectively, are equivalent to our aggregate business enterprise value divided by the total number of enlarged ordinary share capital after the issuance of the restricted shares.

	August 24, 2011	October 27, 2011	February 6, 2012	March 16, 2012	August 20, 2012
RMB	3.98	3.75	3.25	3.35	3.68
US$	0.64	0.60	0.52	0.54	0.59

The per-share fair values of the ordinary shares as of October 28, 2011 and October 29, 2011 are equivalent to the per-share fair value of the ordinary shares as of October 27, 2011.

The per-share fair value of the ordinary shares did not fluctuate significantly in the periods from August 24, 2011 to October 27, 2011 and from February 6, 2012 to March 16, 2012. The decrease in the per-share fair values of the ordinary shares from RMB3.75 as of October 27, 2011 to RMB3.25 as of February 6, 2012 was primarily due to a RMB152 million decrease in our equity value. The decrease in our equity value from RMB1,135 million as of October 27, 2011 to RMB983 million as of February 6, 2012 was mainly due to (i) economic growth in the PRC during 2012 being slower than our previous expectation, as evidenced by the fact that the PRC government reduced the economic growth rate of China from 8% to 7.5%, (ii) growth of feature phone games in the PRC being slower than anticipated as the feature phone handset market has witnessed a decline since the second half of 2011. As a result, we revised our projected financial performance of feature phone game business in the future downward, and (iii) our discount for lack of marketability of both feature phone and smartphone game businesses increased from 8% as of October 27, 2011 to 13% as of February 6, 2012 since a higher estimated volatility was caused by the unstable financial market conditions.

Our business enterprise values were equal to the aggregate of the business enterprise value of our three reporting units, namely Dragon Joyce Group, OWX Group and 3GUU Group, which are identified at the component level, one level below the operating segment. The aggregate fair value of these three reporting units was estimated using the DCF method under the income approach. Cost of equity, which is one of the assumptions in the income approach, was derived under the market approach. Data from several comparable companies in the same industry were used in deriving the cost of equity to calculate the discount rates used in the DCF method through the application of the CAPM. As Dragon Joyce Group, OWX Group and 3GUU Group are groups of private entities, the fair value measurement is based on significant inputs that are not observable in the market and thus represents a Level 3 measurement as defined in ASC 820. The fair value estimates are based on the following assumptions:

	Feature Phone Games	Handset Design	Smartphone Games
August 24, 2011
Discount rate	22.94%	22.94%	22.90%
Long-term sustainable growth rate	3%	3%	3%
Discount for lack of marketability	10%	12%	10%

	Dragon Joyce Group	OWX Group	3GUU Group
October 27, 2011
October 28, 2011
October 29, 2011
Discount rate	22.20%	21.92%	22.17%
Long-term sustainable growth rate	3%	3%	3%
Discount for lack of marketability	8%	10%	8%

	Dragon Joyce Group	OWX Group	3GUU Group
February 6, 2012
Discount rate	21.31%	21.57%	21.31%
Long-term sustainable growth rate	3%	3%	3%
Discount for lack of marketability	13%	17%	13%

	Dragon Joyce Group	OWX Group	3GUU Group
March 16, 2012
Discount rate	21.45%	21.79%	21.45%
Long-term sustainable growth rate	3%	3%	3%
Discount for lack of marketability	11%	16%	11%

	Dragon Joyce Group	OWX Group	3GUU Group
August 20, 2012
Discount rate	21.28%	21.60%	21.28%
Long-term sustainable growth rate	3%	3%	3%
Discount for lack of marketability	6.04%	6.04%	6.04%

The discount rate used in the DCF method is derived through the application of the CAPM, based on following assumptions:

	Dragon Joyce Group	OWX Group	3GUU Group
August 24, 2011
Cost of equity*	9.16%	11.41%	9.14%
Risk-free rate	4.12%	4.12%	4.12%
Small-size premium	10.06%	10.06%	10.06%
After-tax cost of debt	5.99%	5.89%	5.29%

	Dragon Joyce Group	OWX Group	3GUU Group
October 27, 2011
October 28, 2011
October 29, 2011
Cost of equity*	8.80%	11.17%	8.77%
Risk-free rate	3.76%	3.74%	3.74%
Small-size premium	10.06%	10.06%	10.06%
After-tax cost of debt	7.05%	7.05%	5.29%

	Dragon Joyce Group	OWX Group	3GUU Group
February 6, 2012
Cost of equity*	8.26%	11.86%	8.26%
Risk-free rate	3.46%	3.46%	3.46%
Small-size premium	9.81%	9.81%	9.81%
After-tax cost of debt	5.29%	5.89%	5.29%

	Dragon Joyce Group	OWX Group	3GUU Group
March 16, 2012
Cost of equity*	8.31%	11.85%	8.31%
Risk-free rate	3.55%	3.55%	3.55%
Small-size premium	9.81%	9.81%	9.81%
After-tax cost of debt	5.29%	5.89%	5.29%

	Dragon Joyce Group	OWX Group	3GUU Group
August 20, 2012
Cost of equity*	8.29%	11.21%	8.29%
Risk-free rate	3.55%	3.35%	3.35%
Small-size premium	9.81%	9.81%	9.81%
After-tax cost of debt	4.91%	5.47%	4.91%

*	Cost of equity is calculated based on the data from several comparable companies in the same industry.

Income Taxes

We follow the liability method of accounting for income taxes in accordance with ASC topic 740, ASC 740, Income Taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities, net operating loss carryforwards, and credits using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. We record a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant tax authorities. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statements of income and comprehensive income in the period that includes the enactment date.

We use ASC topic 740-10, or ASC 740-10, Accounting for Income Taxes, to account for uncertainty in income taxes. ASC 740-10 provides the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. Our estimated liability for unrecognized tax benefits and the related interests and penalties are periodically assessed for adequacy and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. Additionally, in future periods, changes in facts, circumstances, and new information may require us to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur. We have elected to classify interest and penalties related to unrecognized tax benefits, if and when required, as part of income tax expense in the consolidated statements of income and comprehensive income.

Goodwill

Goodwill represents the excess of the purchase price over the amounts assigned to the fair value of the assets acquired and the liabilities assumed of acquired businesses. In accordance with ASC topic 350, or ASC 350, Intangibles—Goodwill and Other, goodwill is not amortized, but rather is tested for impairment annually or more frequently if indicators of impairment present. We assign and assess goodwill for impairment at the reporting unit level. We determine that each reporting unit is identified at the operating segment level, which is one level below the operating segment. The Dragon Joyce Group, OWX Group and 3GUU Group are identified as reporting units, as discrete financial information is available and segment management regularly reviews their operating results.

The performance of the impairment test involves a two-step process. The first step of the impairment test involves comparing the fair value of the reporting unit with its carrying amount, including goodwill. Fair value is primarily determined by computing the future discounted cash flows expected to be generated by the reporting unit. If the carrying value exceeds the fair value, goodwill may be impaired. If this occurs, we perform the second step of the goodwill impairment test to determine the amount of impairment loss. The fair value of the reporting unit is allocated to assets and liabilities in a manner similar to a purchase price allocation in order to determine the implied fair value of the reporting unit goodwill. If the carrying amount of the goodwill is greater than its implied fair value, the excess is recognized as an impairment loss. The annual goodwill impairment test is performed on December 31 of each year. No goodwill impairment was recognized for 2010 or 2011. For the year ended December 31, 2012, we adopted ASU No. 2011-08 (“ASU 2011-08”), Intangibles—Goodwill and Other (ASC 350), pursuant to which we have the option to first assess qualitative factors to determine whether it is necessary to perform the two-step test. If we believe, as a result of the qualitative assessment, that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is required. Otherwise, no further testing is required. We recorded a non-cash impairment of goodwill of RMB33.5 million (US$5.4 million) for 2012.

Fair Value of Financial Instruments

Our financial instruments primarily include cash and cash equivalents, short-term investments, accounts receivables, other receivables, amounts due from related parties, contingently returnable consideration assets, accounts payable, amounts due to related parties and contingently redeemable ordinary shares. As of

December 31, 2010, 2011 and 2012 the carrying values of these financial instruments, other than the contingently returnable consideration assets, approximated their fair values due to the short-term maturity of these instruments. The contingently returnable consideration assets were recorded at fair value as determined on the respective days of business acquisition and subsequently adjusted to the fair value at each reporting date. We determined the fair values of the contingently returnable consideration assets with the assistance of an independent valuation firm.

We apply ASC topic 820, or ASC 820, Fair Value Measurements and Disclosures, in measuring fair value. ASC 820 defines fair value, establishes a framework for measuring fair value and requires disclosures to be provided on fair value measurement.

ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1—	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2—	Include other inputs that are directly or indirectly observable in the marketplace.

Level 3—	Unobservable inputs which are supported by little or no market activity.

ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach, (2) income approach, and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

In accordance with ASC 820, we measured the fair value of the contingently returnable consideration assets using an income approach based on inputs that are unobservable in the market.

Realized and unrealized gain measured at fair value on a recurring or non-recurring basis was recorded as “Changes in fair value of contingently returnable consideration assets” in the consolidated statements of income and comprehensive income.

Internal Control Over Financial Reporting

During the preparation and external audit of our consolidated financial statements for the year ended December 31, 2012, we identified a material weakness and several control deficiencies in our internal control over financial reporting. The material weakness and control deficiencies identified were identical to those identified during the audit of our consolidated financial statements for our predecessor for the period from January 1, 2009 to October 26, 2009, and for us for the period from October 27, 2009 to December 31, 2009 and the years ended December 31, 2010 and 2011. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of our company’s financial statements will not be prevented, or detected and corrected on a timely basis.

The material weakness identified related to insufficient personnel with U.S. GAAP expertise in the preparation and review of the financial statements and related disclosures in accordance with U.S. GAAP and SEC reporting requirements. Following the identification of the material weakness, we have taken initiatives to improve our internal control over financial reporting and disclosure controls. For example, we have (i) provided and continue to provide additional training for our new and existing personnel by expanding the training program on U.S. GAAP financial statement preparation and financial reporting and (ii) established an audit committee to oversee the accounting and financial reporting processes as well as external audits of our group in August 2012.

We hired several senior accounting personnel in 2011, including our chief financial officer, our financial controller and our finance manager in May, January and July 2011, respectively. In addition, in December 2012 we hired an internal audit manager.

However, the implementation of these measures may not fully address the material weaknesses, significant deficiencies and other control deficiencies in our internal control over financial reporting. We are not able to estimate with reasonable certainty the costs that we will need to incur to implement these and other measures designed to improve our internal control over financial reporting. For risks relating to internal control over financial reporting, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—If we fail to establish an effective system of internal control, we may be unable to accurately and timely report our financial results or prevent fraud.”

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

The unaudited pro forma consolidated financial data presented in the table below for 2010 is provided supplementally and has been prepared to give effect to the acquisition of assets of Bright Way and Tastech and of 3GUU BVI as if such transactions had occurred on January 1, 2010. See “—Unaudited Pro Forma Consolidated Financial Information” for a discussion of the adjustments made for the presentation of the pro forma consolidated financial information.

	For the Years Ended December 31,
	2010				2011		2012
			(pro forma)
	RMB	% of revenue	RMB	% of revenue	RMB	% of revenue	RMB	US$	% of revenue
			(unaudited)
	(In thousands, except for percentages)
Net revenues
Games	110,071	87.8	170,894	63.6	204,794	84.1	172,185	27,638	91.8
Handset design	15,340	12.2	97,927	36.4	38,694	15.9	15,408	2,472	8.2

Total net revenues	125,411	100.0	268,821	100.0	243,488	100.0	187,593	30,110	100.0

Cost of revenues
Games	(32,827)	(26.2)	(63,454)	(23.6)	(79,311)	(32.6)	(74,878)	(12,019)	(39.9)
Handset design	(10,083)	(8.0)	(77,838)	(29.0)	(29,037)	(11.9)	(16,852)	(2,705)	(9.0)

Total cost of revenues	(42,910)	(34.2)	(141,292)	(52.6)	(108,348)	(44.5)	(91,730)	(14,724)	(48.9)

Gross profit
Games	77,244	61.6	107,440	39.9	125,483	51.5	97,307	15,619	51.9
Handset design	5,257	4.2	20,089	7.5	9,657	4.0	(1,444)	(233)	(0.8)

Total gross profit	82,501	65.8	127,529	47.4	135,140	55.5	95,863	15,386	51.1

Operating expenses:
Selling expenses	(952)	(0.8)	(8,349)	(3.1)	(7,561)	(3.1)	(15,838)	(2,542)	(8.4)
General and administrative expenses	(11,817)	(9.4)	(17,917)	(6.7)	(16,263)	(6.7)	(35,633)	(5,719)	(19.0)
Research and development expenses	(8,377)	(6.7)	(10,877)	(4.0)	(24,566)	(10.1)	(35,071)	(5,629)	(18.7)
Impairment of goodwill	—	—	—	—	—	—	(33,517)	(5,380)	(17.9)
Impairment of intangible assets	—	—	—	—	—	—	(10,910)	(1,751)	(5.8)
Listing expenses	—	—	—	—	—	—	(17,307)	(2,778)	(9.2)

Total operating expenses	(21,146)	(16.9)	(37,143)	(13.8)	(48,390)	(19.9)	(148,276)	(23,799)	(79.0)

Operating income (loss)	61,335	48.9	90,386	33.6	86,750	35.6	(52,413)	(8,413)	(27.9)
Interest income	70	0.1	266	0.1	927	0.4	1,474	237	0.8
Other income	—	—	1,112	0.4	293	0.1	451	72	0.2
Changes in fair value of contingently returnable consideration assets	(2,065)	(1.6)	(2,065)	(0.8)	39,446	16.2	27,326	4,386	14.6

Income tax (expense) benefit	(18,647)	(14.9)	(27,142)	(10.1)	35,927	14.8	8,689	1,395	4.6

Net income (loss)	40,713	32.5	62,557	23.3	163,343	67.1	(14,473)	(2,323)	(7.7)

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Net Revenues. Our net revenues decreased by 23.0% to RMB187.6 million (US$30.1 million) in 2012 from RMB243.5 million in 2011. This decrease was primarily because 2012 was largely a transitional year for us, as management’s focus was concentrated on the research and development of our new generation of social games and expanding distribution channels in order to capture the significant growth opportunities emerging in smartphone games.

•

Games. Our games revenue decreased by 15.9% to RMB172.2 (US$27.6 million) in 2012 from RMB204.8 million in 2011, primarily due to our decision to direct significant resources towards developing a new generation of Android and iOS-based social games. We plan to launch at least seven social games in 2013, almost twice as many games than it has at any time prior. We believe that social games will grow significantly and prove most efficient in terms of monetization. As consumers in China continue to migrate from feature phones to smartphones, we are transitioning much of our business to the smartphone segment, though historically feature phones have provided the majority of our revenues. In addition, China Mobile, our service provider for all of our single-player game bundles, has continued to tighten its policy on the number of pop-up advertisements broadcast to its users. This has limited the promotion of our single-player game bundles on China Mobile’s platform and resulted in a decline in total subscriptions for our single-player games, even though our game bundles ranked first on China Mobile’s platform in terms of revenue for 11 out of 12 months during 2012.

•

Handset design. Our handset design revenue decreased by 60.2% to RMB15.4 million (US$2.5 million) in 2012 from RMB38.7 million in 2011, primarily due to the transitioning of our handset design focus from designing feature phones to smartphones, which resulted in fewer feature phone contracts.

Cost of Revenues. Our cost of revenues decreased by 15.3% to RMB91.7 million (US$14.7 million) in 2012 from RMB108.3 million in 2011. This decrease resulted primarily due to a decrease in the amount paid to agents who pre-install our feature phone games and a decline in distribution costs for smartphone games.

•

Games. Our cost of revenues attributable to games decreased by 5.6% to RMB74.9 million (US$12.0 million) in 2012 from RMB79.3 million in 2011. This decrease was primarily because of a decrease in the amount paid to agents who pre-install our feature phone games and a decline in distribution costs for smartphone games.

•

Handset design. Our cost of revenues attributable to handset design decreased by 42.0% to RMB16.9 million (US$2.7 million) in 2012 from RMB29.0 million in 2011, primarily due to a decrease in component costs as sales orders decreased because of our transitioning from designing feature phones to smartphones.

Gross Profit and Gross Margin. As a result of the foregoing, our gross profit decreased by 29.1% to RMB95.9 million (US$15.4 million) in 2012 from RMB135.1 million in 2011. Our gross margin decreased to 51.1% in 2012 from 55.5% in 2011. This decline is attributable primarily to the decline in gross margin attributable to handset design because of a decline in revenues compared to fixed costs.

•

Games. Our gross profit attributable to games decreased by 22.5% to RMB97.3 million (US$15.6 million) in 2012 from RMB125.5 million in 2011. Our gross margin attributable to games decreased slightly to 56.5% in 2012 from 61.3% in 2011.

•

Handset design. We had a gross loss attributable to handset design of RMB1.4 million (US$0.2 million) in 2012, as compared to a gross profit of RMB9.7 million in 2011. Our gross margin attributable to handset design decreased to -9.4% in 2012 from 25.0% in 2011, primarily because of a decline in revenues compared to fixed costs.

Operating Expenses. Our total operating expenses increased by 206.4% to RMB148.3 million (US$23.8 million) in 2012 from RMB48.4 million in 2011. This increase was primarily because in 2012 we incurred impairment losses for goodwill and intangible assets, one-time listing expenses, share-based compensation expenses and greater research and development expenses. General and administrative expenses as a percentage of net revenues increased to 19.0% in 2012 from 6.7% in 2011 primarily due to share-based compensation expenses relating to share options and restricted share units we issued in February and March 2012, respectively, to incentivize management and research and development personnel. Research and development expenses as a percentage of net revenues increased to 18.7% in 2012 from 10.1% in 2011, primarily due to that we directed resources towards the development of our new generation of smartphone games and mobile Game Center platform for Android-based smartphones.

During 2012, we recorded a non-cash impairment of goodwill of RMB33.5 million (US$5.4 million) and a non-cash impairment of intangible assets of RMB10.9 million (US$1.8 million). Both impairment charges reflect a decline in the fair value of OWX Holding, our subsidiary engaged in the handset design business, the assets of which were mostly acquired in October 2010. The decline in the fair value is largely the result of transitioning the handset design business from feature phone to smartphone design, as prior to 2012 OWX Holding designed mainly handsets for feature phones, and reflects our conservative estimate of the fair value of OWX. The fair-value is estimated using the discounted cash flow model. We have largely transitioned to the smartphone handset design business and expect that as the smartphone design business grows the fair value of OWX will increase. However, there is generally uncertainty in estimating an impairment, and future impairments of goodwill may be possible as a result of changing market conditions.

Operating Income (Loss). We had an operating loss of RMB52.4 million (US$8.4 million) in 2012, which represents a decrease of 160.4% from an operating income of RMB86.8 million in 2011. As a result of the cumulative effect of the above factors, the operating margin decreased to -27.9% in 2012 from 35.6% in 2011.

Changes in Fair Value of Contingently Returnable Consideration Assets. Our changes in fair value of contingently returnable consideration assets was a gain of RMB27.3 million (US$4.4 million) in 2012, primarily due to an increase in the fair value of the consideration shares to be returned to VODone pursuant to the contingent conditions related to the acquisitions of the 3GUU Group and the OWX Holding Group.

Income Tax. We had an income tax benefit of RMB8.7 million (US$1.4 million) in 2012, compared to RMB35.9 million in 2011. Our effective tax rate was -37.5% in 2012, compared to -28.2% in 2011, primarily due to the reversal of deferred tax liabilities as a result of the full impairment of RMB10.9 million made to the intangible assets.

Net Income (Loss). As a result of the foregoing, we recorded a net loss of RMB14.5 million (US$2.3 million) in 2012, represented a decrease by RMB177.8 million, or 108.9%, from the net income of RMB163.3 million in 2011. Our non-GAAP net income, excluding (1) share-based compensation expenses, (2) goodwill and intangible assets impairment loss and (3) listing expenses, was RMB61.3 million (US$9.8 million) in 2012, compared with RMB164.2 million in 2011. See “Item 3. Key Information—A. Selected Financial Data—Other Income Data” for important information about non-GAAP financial measures.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010 (Pro Forma)

Net Revenues. Our net revenues decreased by 9.4% to RMB243.5 million in 2011 from RMB268.8 million in 2010, primarily due to a decrease in revenue generated from handset design.

•

Games. Our games revenue increased by 19.8% to RMB204.8 million in 2011 from RMB170.9 million in 2010. This increase was primarily due to increases in revenues from our feature phone games and our smartphone games. Revenues from feature phone games increased in 2011 largely because of an increase in our paying user base and an increase in average revenue per paying user account. The increase in average revenue per paying user account was due to an increase in sales of in-game items, which was primarily due to a general increase in the quality and popularity of our feature phone games and an increase in the number of games we offer to our users.

Our net revenues attributable to feature phones games also increased in 2011 because Kuailefeng continued to transfer its customers to us, which allowed us to generate sales directly from these customers and to generate revenue directly from sales to the customer. In 2010 and 2011, we generated revenues under the exclusive business cooperation agreement with Kuailefeng in an aggregate amount of RMB28.4 million and RMB6.1 million, respectively. Prior to a customer being transferred to us, we recognized revenues relating to that customer on a net basis under the agreement with Kuailefeng; once a customer was transferred to us, we recognized revenues relating to that customer on a gross basis. We completed the transfer of Kuailefeng’s entire customer base prior to the end of 2011.

Our smartphone games revenue increased primarily due to an increase in our subscriptions for our single-player games because we increased the number and type of mobile phone games we offer to our users. This was offset by a modest decrease in average revenue per subscription for single-player games and decreases in our paying user base and the average revenue per paying user account for our social games. This decrease in the operating results of our social games was due primarily to the phasing out of Creation Song, our popular MMORPG, during the second half of 2011, while we introduced two new social games, which generally take about six months to build-up user acceptance.

•

Handset design. Our handset design revenue decreased by 60.5% to RMB38.7 million in 2011 from RMB97.9 million in 2010, primarily due to decreased subscription volume for our printed circuit boards design services and the transitioning of our handset design focus from designing feature phones to smartphones, which resulted in fewer feature phone contracts.

Cost of Revenues. Our cost of revenues decreased by 23.4% to RMB108.3 million in 2011 from RMB141.3 million in 2010, primarily due to a decrease in the cost of revenues from handset design.

•

Games. Our cost of revenues attributable to games increased by 25.0% to RMB79.3 million in 2011 from RMB63.5 million in 2010, primarily due to an increase in cost of revenues attributable to feature phone games and offset by a decrease in cost of revenues attributable to smartphone games. Our cost of revenues attributable to feature phone games increased in 2011 primarily due to increases in our feature phone game sales. In addition, in 2010, we did not record cost of revenues attributable to revenues from Kuailefeng as we received fees from Kuailefeng for granting it the rights to operate and sell in-game premium features of certain feature phone games. In May 2010, Kuailefeng began to transfer customers previously using its products to us, after which we started to generate revenue directly from sales to the customers and record the corresponding cost of revenues. In addition, we paid licensing fees to the developers and distributors of some of our games in 2011, even though we did not incur any licensing fees in 2010.

Our cost of revenues attributable to smartphone games decreased primarily in 2011 primarily due to that we had a higher sales contribution from single-player games, which had a lower cost of revenue that generally only includes staff salaries and content fees paid to third-party game developers for game development.

•

Handset design. Our cost of revenues attributable to handset design decreased by 62.7% to RMB29.0 million in 2011 from RMB77.8 million in 2010, primarily due to decreased subscription volume for our printed circuit boards design services and the transitioning of our handset design focus from designing feature phones to smartphones which resulted in fewer feature phone contracts.

Gross Profit and Gross Margin. As a result of the foregoing, our gross profit increased by 6.0% to RMB135.1 million in 2011 from RMB127.5 million in 2010. Our gross margin increased to 55.5% in 2011 from 47.4% in 2010, primarily due to a decrease in our cost of revenues compared to the corresponding increase in revenue attributable to smartphone games and the corresponding decrease in revenue attributable to handset design.

•

Games. Our gross profit attributable to games increased by 16.8% to RMB125.5 million in 2011 from RMB107.4 million in 2010. Our gross margin attributable to games decreased to 61.3% in 2011 from 62.9% in 2010 primarily due to that for feature phone games, prior to the transfer of Kuailefeng customers we did not record cost of revenues attributable to revenues from Kuailefeng, as discussed above, partially offset by that for smartphone games, we had increased relative revenue contribution from the sales of single-player games.

•

Handset design. Our gross profit attributable to handset design decreased by 51.9% to RMB9.7 million in 2011 from RMB20.1 million in 2010. Our gross margin attributable to handset design increased to 25.0% in 2011 from 20.5% in 2010, primarily because we had a greater relative revenue contribution from providing only hardware design, which has higher margins than providing both hardware design and sourcing.

Operating Expenses. Our operating expenses increased by 30.5% to RMB48.4 million in 2011 from RMB37.1 million in 2010 primarily due to higher research and development and selling expenses in 2011. Research and development expenses as a percentage of net revenues increased to 10.1% in 2011 from 4.0% in 2010, primarily due to that we incurred higher salary, employee benefits and other headcount-related expenses as we developed more games. Selling expenses as a percentage of net revenues was 3.1% in both 2011 and 2010.

Operating Income. Our operating income decreased by 4.0% to RMB86.8 million in 2011 from RMB90.4 million in 2010. As a result of the cumulative effect of the above factors, the operating margin decreased to 35.6% in 2011 from 33.6% in 2010.

Changes in Fair Value of Contingently Returnable Consideration Assets. Our changes in fair value of contingently returnable consideration assets was a gain of RMB39.4 million in 2011 compared to a loss of RMB2.1 million in 2010, which gains were primarily due to an increase in the fair value of the consideration shares to be returned to VODone pursuant to the contingent conditions relating to the acquisition of Dragon Joyce Group and OWX Holding Group.

Income Tax. Our income tax benefit was RMB35.9 million in 2011 compared to an income tax expense of RMB27.1 million in 2010. Our effective tax rate was a benefit of -28.2% in 2011, compared to an expense of 30.3% in 2010, primarily due to (i) reversals of the deferred tax liabilities of RMB51.4 million arising from the aggregate undistributed earnings of Yingzheng and the difference between the book basis and the tax basis in the investment in Yingzheng, and (ii) the tax benefits that were recognized as a result of the tax position Shenzhen Douwan took in 2011.

Net Income. As a result of the foregoing, our net income increased by 160.9% to RMB163.3 million in 2011 from RMB62.6 million in 2010.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Net Revenues. Our net revenues increased by 94.2% to RMB243.5 million in 2011 from RMB125.4 million in 2010, primarily due to an increase in revenue generated from feature phone game sales and the consolidation of revenues of our smartphone games and handset design businesses.

Cost of Revenues. Our cost of revenues increased by 152.4% to RMB108.3 million in 2011 from RMB42.9 million in 2010, primarily due to an increase in the cost of revenues from feature phone games and the consolidation of the cost of revenues of our smartphone games and handset design business.

Gross Profit and Gross Margin. As a result of the foregoing, our gross profit increased by 63.8% to RMB135.1 million in 2011 from RMB82.5 million in 2010. Our gross margin decreased to 55.5% in 2011 from 65.8% in 2010, primarily due to an increase in our cost of revenues compared to the corresponding increase in revenue attributable to feature phone games as well as the consolidation of our handset design business, which had lower gross margins than our other two businesses.

Operating Expenses. Our operating expenses increased by 129.4% to RMB48.4 million in 2011 from RMB21.1 million in 2010 due to higher research and development and selling expenses in 2011. Research and development expenses as a percentage of net revenues increased to 10.1% in 2011 from 6.7% in 2010, primarily due to the consolidation of our smartphone games business and because of higher salary, employee and other headcount-related expenses as we developed more games. Selling expenses as a percentage of net revenues increased to 3.1% in 2011 from 0.8% in 2010, primarily due to the consolidation of our smartphone business, which incurred expenses from advertising on other websites and in marketing events.

Operating Income. Our operating income increased by 41.6% to RMB86.8 million in 2011 from RMB61.3 million in 2010. As a result of the cumulative effect of the above factors, the operating margin decreased to 35.6% in 2011 from 48.9% in 2010.

Changes in Fair Value of Contingently Returnable Consideration Assets. Our changes in fair value of contingently returnable consideration assets was a gain of RMB39.4 million in 2011 compared to a loss of RMB2.1 million in 2010, which gains were primarily due to an increase in the fair value of the consideration shares to be returned to VODone pursuant to the contingent conditions relating to the acquisition of Dragon Joyce Group and OWX Holding Group.

Income Tax. Our income tax benefit was RMB35.9 million in 2011 compared to income tax expense of RMB18.6 million in 2010. Our effective tax rate was a benefit of -28.2% in 2011, compared to an expense of 31.4% in 2010, primarily due to (i) reversals of the deferred tax liabilities of RMB51.4 million arising from the aggregate undistributed earnings of Yingzheng and the difference between the book basis and the tax basis in the investment in Yingzheng, and (ii) the tax benefits that were recognized as a result of the tax position Shenzhen Douwan took in 2011.

Net Income. As a result of the foregoing, our net income increased by 301.2% to RMB163.3 million in 2011 from RMB40.7 million in 2010.

B.	Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the periods indicated.

	For the Year Ended December 31,
	2010	2011	2012
	RMB	RMB	RMB	US$
	(in thousands)
Net cash generated from operating activities	71,836	108,461	47,815	7,675
Net cash generated from (used in) investing activities	26,656	(16,584)	(100,051)	(16,059)
Net cash used in financing activities	—	(8,400)	(6,272)	(1,007)
Exchange rate effect on cash and cash equivalents	(111)	(278)	7	1
Net increase/(decrease) in cash and cash equivalents	98,381	83,199	(58,501)	(9,390)
Cash and cash equivalents at beginning of the period	5,657	104,038	187,237	30,054
Cash and cash equivalents at end of the period	104,038	187,237	128,736	20,664

We have financed our operations primarily through cash from operations. We did not have any short-term or long-term bank borrowings outstanding as of December 31, 2010, 2011 and 2012. As of December 31, 2010, 2011 and 2012, we had RMB104.0 million, RMB187.2 million and RMB128.7 million (US$20.7 million), respectively, in cash and cash equivalents. Our cash position improved from 2010 to 2011 primarily as a result of the expansion in our operations and declined from 2011 to 2012 due to a decrease in cash generated from operating activities and due to an increase in cash used in investing activities relating in part to the deposit of RMB45 million in short term deposits to generate higher interest income. Our principal uses of cash have historically consisted of working capital. Our cash and cash equivalents consist of cash on hand and bank deposits placed with commercial banks in China and Hong Kong.

We believe that our current levels of cash balances and cash flows from operations will be sufficient to meet our anticipated cash needs to fund our operations for at least the next 12 months. In addition, we may need additional cash resources in the future if we experience adverse business conditions or other developments or if we find and wish to pursue opportunities for investment, acquisitions, strategic cooperations or other similar actions.

Since we are a holding company, our ability to pay dividends and meet other cash needs relies principally on the dividends paid by our PRC subsidiaries. A part of our business also depends on service fees and management fees payable by our VIE, Yingzheng, to Yitongtianxia under the technology services agreement, market promotion agreement and a supplementary agreement between our VIE and Yitongtianxia. Earnings of our PRC subsidiaries would be paid to our offshore intermediate holding companies, and from these companies to us, mainly through dividend distributions. Current PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. As of December 31, 2012, our PRC subsidiaries had an aggregate accumulated profit of RMB155.3 million (US$24.9 million) as determined under the applicable Chinese accounting standards, consisting of RMB4.2 million (US$0.7 million) accumulated losses from certain PRC subsidiaries. The primary difference between accumulated profits calculated pursuant to PRC accounting standards and regulations as compared to accumulated profits calculated pursuant to U.S. GAAP as presented in the Company’s financial statements relates to the recognition of liabilities for unrecognized tax benefits and the related interest and penalties in accordance with ASC 740 under U.S. GAAP. Our relevant PRC subsidiaries are not able to distribute dividends to us until the accumulated losses have been made up.

The aggregate undistributed earnings of our PRC subsidiaries that are available for distribution to non-PRC tax resident parent companies are considered to be indefinitely reinvested under ASC 740 and, therefore, we did not incur a tax liability charge for these undistributed earnings. As of December 31, 2012, the amount of such undistributed earnings was RMB159.5 million (US$25.6 million). If our PRC subsidiaries were to distribute all of these earnings to their respective non-PRC tax resident parent companies, such distributions would be subject to PRC withholding tax of up to 10%. The undistributed earnings generated before January 1, 2008 are exempt from PRC withholding tax if distributed to the foreign investor in 2008 or later. For a detailed discussion with respect to the PRC withholding tax impact associated with the repatriation of undistributed earnings of our PRC subsidiaries, see “Item 3. Key Information—D. Risk factors—Risks Related to Doing Business in China—The New EIT Law will affect tax exemptions on dividends to be paid by our PRC subsidiaries to us through our Hong Kong subsidiaries and we may not be able to obtain certain treaty benefits under the relevant tax treaty.”

In addition, each of our subsidiaries and our VIE in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. These reserves are not distributable as cash dividends. The amounts restricted include paid-in capital and general or statutory reserve funds of our PRC subsidiaries and the net assets of the VIE, as determined pursuant to PRC generally accepted accounting principles, totaled RMB32.9 million (US$5.3 million) as of December 31, 2012. Furthermore, if our subsidiaries in China incur debt on their own behalf in the future, the instruments governing the debt may restrict the ability of our PRC subsidiaries to pay dividends and make other distributions to us.

Under PRC law, the foreign currency loans borrowed by our PRC subsidiaries from us or other foreign lenders should not exceed the differences between their respective approved total investment amount and registered capital, and must be registered with SAFE. Furthermore, any capital contributions we make to our PRC subsidiaries must be approved by MOFCOM or its local counterparts. As of December 31, 2012, our PRC subsidiaries were able to borrow US$4.0 million in foreign currency loans, subject to applicable PRC governmental approvals and registrations. These limits may be increased in correspondence with the increases of the total investment amounts and registered capitals of our PRC subsidiaries, subject to the PRC governmental approvals and registrations. Currently, we do not expect that the amount of foreign exchange loans to be incurred by our PRC subsidiaries will exceed the above limit in the foreseeable future. However, should the amount of foreign currency loans we need to borrow exceed the limit, we cannot assure you that we will be able to obtain these governmental approvals or registrations on a timely basis, if at all. Failure to obtain these governmental approvals or registrations could limit our ability to fund our PRC operations, which could adversely and materially affect our liquidity and our ability to fund and expand our business. We may need to seek alternative funding sources. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to, and direct investments in, PRC entities by offshore holding companies may delay or prevent us from using the proceeds of any offering to make loans or capital contributions to our PRC operating subsidiaries, which could materially adversely affect our liquidity and ability to fund and expand our business.”

In addition, our PRC legal counsel, Guantao Law Firm, is of the opinion that prior CSRC approval for the distribution was not required because we are not an offshore special purpose vehicle controlled directly or indirectly by PRC companies or individuals as defined by the New M&A Rules. If the CSRC or other PRC regulatory agencies subsequently determine that prior CSRC approval was required under the M&A Rules for the listing and trading of the ADSs on the Nasdaq Global Market, we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies, which could materially adversely affect the timing of any future registered offering and our ability to fund our PRC subsidiaries. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The approval of the China Securities Regulatory Commission, or CSRC, might have been required in connection with the listing and trading the ADSs on the Nasdaq Global Market.”

Operating Activities

Net cash from operating activities was RMB47.8 million (US$7.7 million) in 2012, while our net loss was RMB14.5 million (US$2.3 million). The difference was primarily due to adjustments for a loss on impairment of goodwill of RMB33.5 million and a loss on impairment of intangible assets of RMB10.9 million, as well as an adjustment of amortization of intangible assets of RMB23.6 million. Both the impairments of goodwill and intangible assets reflect a decline in the fair value of OWX Holding resulting largely from transitioning our handset design business from feature phone to smartphone design. These were partially offset by changes in the fair value of contingently returnable consideration assets of RMB27.3 million due to an increase in the fair value of the consideration shares to be returned to VODone pursuant to the contingent conditions related to the acquisitions of the 3GUU Group and the OWX Holding Group.

Net cash from operating activities was RMB108.5 million in 2011, while our net income was RMB163.3 million. The difference was due primarily to an adjustment of amortization of intangible assets of RMB19.7 million and a decrease in amounts due from related parties of RMB16.6 million due to fewer transactions going through Kuailefeng as we transferred their customers to us and a number of service providers ceasing to be our related parties, offset by adjustments to changes in fair value of contingently returnable consideration assets to RMB39.4 million due to that a greater amount than expected of the consideration shares from our acquisitions of Dragon Joyce Group and OWX Holding Group were returned to VODone and an increase in accounts receivable of RMB19.1 million due to increased receivable from service providers because China Mobile lengthened its payment period to our service providers from an average of 70 to 80 days in 2010 to an average of 120 to 150 days in 2011.

Net cash from operating activities was RMB71.8 million in 2010, while our net income was RMB40.7 million. The difference was primarily due to adjustments in amortization of other intangible assets of RMB10.5 million and share-based compensation expenses of RMB6.9 million and movements in cash, including increase in amounts of RMB5.8 million due to related parties as a result of our acquisition of inventories of Bright Way and Tastech and an increase in unrecognized tax benefits of RMB17.2 million, which were partially offset by increases in accounts receivable of RMB16.8 million including receivables from service providers.

Investing Activities

Net cash used in investing activities was RMB100.1 million (US$16.1 million) in 2012 primarily due to purchases of short-term investment of RMB45.0 million, which consisted of short-term fixed rate bank deposits, and investments in long-term assets of RMB40.0 million, which consisted largely of prepayment for the use of distribution channels.

Net cash used in investing activities was RMB16.6 million in 2011 primarily due to our acquisition of property and equipment of RMB5.0 million for the purchases of additional equipment and renovation of certain of our newly-leased office spaces and our acquisition of intangible assets of RMB11.6 million for the acquisition of additional games.

Net cash from investing activities was RMB26.7 million in 2010, primarily due to cash acquired from our acquisition of the 3GUU Group of RMB27.0 million, partially offset by our acquisition of property and equipment of RMB0.3 million.

Financing Activities

Net cash used in financing activities was RMB6.3 million (US$1.0 million) in 2012, due to dividends paid of RMB63.0 million in February 2012 and payment for listing costs of RMB17.3 million, relating to the listing of our ordinary shares on the Nasdaq Global Market in September 2012, and were partially offset by cash received from the issuance of contingently redeemable ordinary shares of RMB73.8 million, relating to shares issued to Core Tech and PVG for subscription of our ordinary shares pursuant to the share purchase agreement with MediaTek.

Net cash used in financing activities was RMB8.4 million in 2011, due to dividend paid in December 2011 for the purpose of distributing the undistributed retained earnings of the OWX Group to their respective shareholders. There was no cash flow from financing activities in 2010.

Capital Expenditures

We had capital expenditures of approximately RMB0.3 million in 2010, RMB16.6 million in 2011 and RMB42.0 million (US$6.7 million) in 2012 for prepayments to distribution channels and purchases of mobile games and software.

Recently Issued Accounting Pronouncements

In September 2011, the FASB issued ASU 2011-08, Intangibles—Goodwill and Other, which is intended to reduce the cost and complexity of the annual goodwill impairment test by providing entities an option to perform a “qualitative” assessment to determine whether further impairment testing is necessary. Specifically, an entity has the option to first assess qualitative factors to determine whether it is necessary to perform the current two-step test. If an entity believes, as a result of its qualitative assessment, that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is required. Otherwise, no further testing is required. This standard is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011, with early adoption permitted. We do not expect the adoption of ASU 2011-08 will have a significant effect on our consolidated financial statements.

In February 2013, the FASB issued ASU 2013-02, “Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income”. The amendments do not change the current requirements for reporting net income or other comprehensive income in financial statements. However, the amendments require an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. For public entities, the amendments are effective prospectively for reporting periods beginning after December 15, 2012. The Company does not expect the adoption of ASU 2013-2 will have a significant effect on its consolidated financial statements.

C.	Research and Development, Patents and Licenses, etc.

Product Development

See “Item 4. Information on the Company—B. Business Overview—Game Development and Planning.”

Intellectual Property

We regard our copyrights, trademarks, trade secrets and similar intellectual property as critical to our success, and rely on trademark and copyright law, trade secret protection and confidentiality agreements with our employees, suppliers and others to protect our proprietary rights.

We have applied for the registration of the “China Mobile Games and Entertainment” trademark in China. As of December 31, 2012, we have registered with the State Copyright Bureau of the PRC 12 copyrights for software we developed or acquired from third parties. In addition, we have registered 46 domain names, including www.cmge.com, www.kkfun.com, www.3guu.com and www.sz-tastech.com, our primary operation websites.

While we actively take steps to protect our proprietary rights, such steps may not be adequate to prevent the infringement or misappropriation of our intellectual property. Also, we cannot be certain that our products and services do not or will not infringe valid patents, copyrights or other intellectual property rights held by third parties. We may be subject to legal proceedings and claims from time to time relating to the intellectual property of others, as discussed in “Item 3. Key Information. D. Risk Factors—Risks Related to Our Business—We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.”

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for 2011 and 2012 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Off-Balance Sheet Commitments and Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our own shares and classified as shareholder’s equity, or that are not reflected in our consolidated combined financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

F.	Contractual Obligations

The following table sets forth our contractual commitments as of December 31, 2012.

	Payment Due by Period
Contractual Obligations	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
	(In thousands of RMB)
Operating lease commitments	10,525	3,855	6,277	393	—

On July 30, 2012, we entered into a memorandum of understanding with MediaTek Inc to indirectly acquire 51% of the business of Vogins Shanghai. Under this memorandum of understanding, we are obligated to make a capital contribution of US$1,020,000 to a joint venture entity, US$400,000 of which the joint venture entity will use as a prepayment for the acquisition of the business and assets of Vogins Shanghai. As of December 31, 2012, the closing conditions of the Vogins acquisition had not been met; therefore, the transfer of the 51% equity interest had not occurred. As such, we have not accounted for this business combination in 2012. See “Item 4. Information on the Company—A. History and Development of the Company—Memorandum of Understanding with MediaTek to Purchase a Controlling Interest in Vogins Shanghai.”

The operating lease obligations relate to lease agreements with lessors of our offices in China, including offices in Beijing, Guangzhou and Shenzhen, under leases with terms ranging from one to five years. Other than the contractual obligations set forth above, we do not have other material commitments or long-term obligations as of December 31, 2012.

G.	Safe Harbor

This annual report contains forward-looking statements that relate to future events, including our future operating results and conditions, our prospects and our future financial performance and condition, all of which are largely based on our current expectations and projections. The forward-looking statements are contained principally in the sections entitled “Item 3. Key Information—D. Risk Factors,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects.” These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.

In some cases, you can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:

•	our growth strategies as well as our business plans;

•	our future development, results of operations and financial condition;

•	our ability to continue to develop new and attractive products and services;

•	our ability to continue to develop new technologies and/or upgrade our existing technologies;

•	our ability to attract and retain users and customers and further enhance our brand recognition;

•	the expected growth of and trends in the mobile game industry in China;

•	PRC governmental policies and regulations relating to the mobile game industry in China;

•	competition in the mobile game industry; and

•	general economic and business conditions in China.

This annual report also contains data related to the mobile game industry in China, including projections that are based on a number of assumptions. These market data include market data from the Analysys Report. The mobile game industry in China may not grow at the rates projected by the market data, or at all. The failure of the markets to grow at the projected rates may have a material adverse effect on our business and the market price of the ADSs. In addition, the rapidly changing nature of the mobile game industry in China subjects any projections or estimates relating to the growth prospects or future condition of our market to significant uncertainties. If any one or more of the assumptions underlying the market data turns out to be incorrect, our actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

You should read thoroughly this annual report and the documents that we refer to in this annual report with the understanding that our actual results in the future may be materially different from or worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements. Other sections of this annual report include additional factors which could adversely affect our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Item 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information about our directors and executive officers as of the date of this annual report. The business address of all of our directors and executive officers is Block A, 15/F Huajian Building 233, Tianfu Road, Tianhe District, Guangzhou, PRC.

Name	Age	Position
Lijun Zhang	49	Chairman of the board
Hendrick Sin	39	Vice-chairman of the board
Yongchao Wang	39	Vice-chairman of the board
Ken Jian Xiao	33	Director and chief executive officer
Ken Fei Fu Chang	38	Director and chief financial officer
Estella Yi Kum Ng	55	Independent director
Chen-Wen Tarn	52	Independent director
Haila Wang*	52	Independent director
San Xie Shu Liu	37	Chief operating officer
Hupert Zhengning Hu	38	Executive vice president
Wayne Weihua Zhang	56	Executive vice president
Zhenyu Hu	44	Vice president
Kevin Yongning Ye	36	Vice president
Henry Wai Tong Leung	31	Financial controller
Olivia Yuan Shan Lee	29	Finance manager
Pius Hing Ka Tsang	34	Internal Audit Manager

*	Haila Wang has tendered his resignation as an independent director, effective on or around May 15, 2013 to join VODone, our parent company.

Lijun Zhang has been our chairman since the completion of our reorganization in August 2011. He has been the chairman of VODone, our principal shareholder, since its inception. He is the China’s representative to the Asia-Pacific Economic Cooperation (“APEC”) Business Advisory Council, chairman of China APEC

Development Council, vice chairman of the China Internet Association, council member of the Association for Relations Across the Taiwan Strait, vice chairman of China Social Workers Association, vice president of China WTO Research Institute, honorary president of the Council of Beijing Association of Online Media, and a standing member of China Copyright Council. Dr. Zhang is also a professor of Nankai University in China, an honorary professor of the University of Sydney in Australia and an experienced expert in China’s Internet media. Dr. Zhang holds a doctorate degree in economics from Nankai University in July 2002.

Hendrick Sin has been our vice-chairman since the completion of our reorganization in August 2011. Mr. Sin has approximately 15 years of experience in finance and investment banking. He was VODone’s executive director and chief financial officer from 2009 until 2012. Prior to joining VODone, he was a director of investment banking advisory at HSBC and advised on a wide range of notable equity fund raisings and merger & acquisition transactions involving PRC and Hong Kong corporations. He graduated from Stanford University in 1997 with a master’s degree in engineering-economic systems and operations research. He also holds three bachelor’s degrees in computer science/mathematics, economics and industrial management with honors from Carnegie Mellon University. Mr. Sin is a member of the Hong Kong Institute of Directors.

Yongchao Wang became our vice-chairman in August 2012. Mr. Wang founded Yingzheng and became its chief executive officer in 2004. He has more than 15 years of experience in the mobile value-added services industry in China, holding management positions with a number of telecommunications companies in China. Mr. Wang has extensive experience in market development, operations and team management. Mr. Wang graduated from Guangdong Provincial Academy of Social Science with a master of science degree in economics in 2002. He also holds a bachelor’s degree in business management from Jinan University in 1994.

Ken Jian Xiao became our chief executive officer in April 2012 and became our director in August 2012. Before becoming our chief executive officer, Mr. Xiao served as our chief operating officer from our inception. Mr. Xiao founded Huiyou in 2007 and is the chairman of Dragon Joyce, our subsidiary operating the feature phone business. Prior to founding Huiyou, he founded Infomobile, a company acquired by Samsung in August 2003. He was an initial key member of A8 Digital Music, a company listed on the Hong Kong Stock Exchange. Mr. Xiao graduated from South China Normal University in 2008 with a bachelor’s degree in law.

Ken Fei Fu Chang has been our chief financial officer since May 23, 2011 and became our director in August 2012. Mr. Chang has worked for 15 years in a number of leading international investment banks and asset management companies with extensive experience in research, product structuring, financial analysis, asset management and equity capital markets. Ken’s most recent position was director and senior strategist at Barclays Capital from 2010. From 2005 to 2010, based in Tokyo, Mr. Chang worked as senior analyst and fund manager for the Silverstone Fund in Tokyo, a US$400 million global equity hedge fund. Prior to that, from 1998 to 2005 (four years in Tokyo and three years in Hong Kong), Mr. Chang was the head of the Asia Pacific and Japan equity linked and convertible strategy group of Merrill Lynch. Mr. Chang graduated from Stanford University with a master’s degree in engineering economic systems in 1996. He also holds a bachelor’s degree in electrical engineering from the University of Michigan.

Estella Yi Kum Ng became our director in September 2012. Ms. Ng has served as the chief financial officer of Country Garden Holdings Company Limited, a China-based property development company listed on the Hong Kong Stock Exchange, since 2008. Prior to that, she worked at Hang Lung Properties Limited, a property development company listed on the Hong Kong Stock Exchange, from 2003 to 2007, including as an executive director. She has worked at the Hong Kong Stock Exchange in various senior positions, including as senior vice president of the listing division, and at Deloitte Touche Tohmatsu, where she gained substantial auditing experience. Ms. Ng is an associate of the Institute of Chartered Accountants in England and Wales, a fellow of the Association of Chartered Certified Accountants and the Hong Kong Institute of Certified Public Accountants and a member of the American Institute of Certified Public Accountants. She has also fulfilled public service appointments, including as a co-opted member of the audit committee of the Hospital Authority of Hong Kong. Ms. Ng was voted the best chief financial officer in the property sector by sell-side analysts who participated in the 2012 All-Asia Executive Team Survey organized by the Institutional Investor magazine. Ms. Ng received a master’s of business administration degree from the Hong Kong University of Science and Technology in 1995.

Chen-Wen Tarn became our director in May 2012. He is a general partner and a member of the investment committee at Pacific Venture Partners, an affiliate of PVG. Dr. Tarn has been engaged in academic research and higher education for over fifteen years. He has worked at the National Taiwan University of Science and Technology as professor in the department of electrical engineering from September 1991 to January 2004 and as a professor at the Graduate Institute of Electro-Optical Engineering since February 2009. Dr. Tarn has also held senior positions in various telecommunication, Internet and technology firms, including as a consultant of Pacific Venture Partners from February 2004 to August 2007, as the executive vice president of GigaMedia Limited and as the president of Koos Broadband Telecom Inc. from February 2004 to October 2008. He also served as the chairman of the Taiwan Internet Association from 2006 to 2009. Mr. Tarn received a Ph.D. degree in electrical engineering from Syracuse University in 1991.

Haila Wang became our director in September 2012. Mr. Wang has over 20 years of experience in the telecommunication industry. He co-founded Orange Labs Beijing, a research and development center owned by France Telecom that develops internet services and Android applications for mobile devices, in 2004 and has served as its chief executive officer since 2009. He served as vice president of the service management division of Equant from 2001 to 2003 and as a vice president in charge of the global field operations of Global One from July 2000 to July 2001. He also worked in various technical departments of France Telecom beginning in 1988. He received his engineer’s degree from Ecole Polytechnique in Paris, France in 1983 and his Ph.D. from the University of Paris in 1986. Because Mr. Wang will be joining VODone, our parent company, he will no longer be able to serve as our independent director and as such has tendered his resignation from our board, effective on or around May 15, 2013.

San Xie Shu Liu became our chief operating officer in April 2012. He is generally responsible for product development, channel expansion, market promotion and customer service. Prior to his appointment as chief operating officer, he was the chief operating officer for Yingzheng, our VIE, which he joined in 2006. Prior to joining Yingzheng, he worked for Rock Mobile as a senior designer and for Sina.com as the greater China regional vice marketing director, where his duties related to developing and marketing mobile games. Mr. Liu received his bachelor’s degree in interior and furniture design from the Central South University of Forestry and Technology located in Hunan province in 1996.

Hupert Zhenning Hu has been our executive vice president since our inception. Mr. Hu founded OWX Holding in 2007 and is the chairman of OWX Holding, our subsidiary operating our own handset design business. Prior to founding OWX Holding, he was a senior engineer at TCL from 2003 to 2006. Mr. Hu graduated from Wuhan Institute of Technology in 1998 with a bachelor’s degree in automation and from Guizhou University in 2001 with a master’s degree in automation.

Wayne Weihua Zhang has been CMGE’s executive vice president since October 2012 and has also been the current CEO and director of Vogins Technology Inc. since November 2010. Dr. Wayne Zhang has over 20 years of experience in the mobile, internet and telecommunications industry. Dr. Wayne Zhang is the founder of ACCESS China Media Solution Inc., where he served as CEO and director from 2006-2009. Dr. Wayne Zhang has also previously held management positions in various mobile and telecommunications companies including general manager of Asia for Motorola Inc.’s Mobile Software Solutions Group from 2003-2006, co-founder, vice president and director of ACCESS China Inc. from 2001-2003, director of Asia operations with Nextel Communication Inc. from 1996-2000 and business development manager with SEIKO Telecommunications Inc. from 1994-1995. Dr. Wayne Zhang holds a doctorate degree in environmental system engineering and a master’s degree in environmental resources from the University of Washington.

Zhenyu Hu has been our vice president since our inception. He has over 10 years of experience in commercial operations and team management. Mr. Hu has also been the assistant general manager of 3GUU BVI since 2006. Mr. Hu is instrumental in our strategic planning, and in developing strategic partnerships for mobile game business with China Mobile, China Unicom and China Telecom. Mr. Hu obtained a bachelor’s degree in marketing from Jiangxi Academy for Specialized Economic Management in 2006.

Kevin Yongning Ye has been our vice president since our inception. In December 2009, he was appointed a senior vice president for the marketing and products center of Kuailefeng, our predecessor. Mr. Ye has 10 years of experience in the mobile value-added services and mobile games development industry in China. Mr. Ye co-founded and was appointed the chief operation officer of Shenzhen Kai Kai Technology Co., Ltd., a technology company in Shenzhen. Prior to that, he was a market development manager with Samsung MPEON Asia Co., Ltd., a mobile value-added service company, and a Greater China customer relations manager with PCCW Limited, an international telecommunications provider. Mr. Ye graduated from Columbia Southern University with an MBA in 2007.

Henry Wai Tong Leung has been our financial controller since our inception. Prior to joining our company, he was an audit manager at KPMG in Hong Kong. He is a certified public accountant in Hong Kong and an associate member of Association of Chartered Certified Accountants. Mr. Leung graduated from The Hong Kong Polytechnic University in 2004 with a bachelor’s degree in accountancy.

Olivia Yuan Shan Lee has been our finance manager since July 2011. Prior to joining our company, she worked as a manager at Ernst & Young LLP in the United States. She has significant experience in financial reporting, auditing and preparing financial statements under U.S. GAAP and compliance with Sarbanes-Oxley for U.S.-based companies. She is a certified public accountant under American Institute of Certified Public Accountants and a Certified Fraud Examiner. Ms. Lee graduated from the University of Southern California in Los Angeles, California in 2005 with a bachelor’s degree in Science in Accounting and Accounting Information Systems.

Pius Hing Ka Tsang joined our company as internal audit manager in December 2012. He worked as a manager at Ernst & Young in Hong Kong and Shenzhen. He has significant experience in internal control review and implementation, Sarbanes Oxley Act compliance as well as financial control and review. He has qualifications from the American Institute of Certified Public Accountants, and is qualified as a Certified Internal Auditor and a Certified Fraud Examiner. Mr. Tsang graduated from The London School of Economics and Political Science in London in 2000 with a bachelor’s degree in Science in Accounting and Finance.

B.	Compensation of Directors and Executive Officers

Compensation of Directors and Executive Officers

For the year ended December 31, 2011 and 2012, we paid an aggregate of RMB1.3 million and RMB2.3 (US$0.4), respectively, in cash compensation to our executive officers. Our PRC subsidiaries and VIE are required by law to make contributions equal to certain percentages of each employee’s salary for his or her retirement benefit, medical insurance benefits, housing funds, unemployment and other statutory benefits. Other than the above-mentioned statutory contributions mandated by applicable PRC law, we have not set aside or accrued any amount of cash to provide pension, retirement or other similar benefits to our officers and directors.

Share Options

On February 6, 2012, we granted 25,835,712 share options to directors and executive officers. 25% of these options will vest on the first anniversary of the grant date. The remaining 75% of these options will vest in 12 equal quarterly tranches beginning one calendar quarter after the first anniversary of the date of grant. The exercise price of these options is US$8.47 per ADS (US$0.605 per share).

On February 8, 2013, we granted 17,160,895 share options to directors and executive officers. 25% of these options will vest on the first anniversary of the grant date. The remaining 75% of these options will vest in

12 equal quarterly tranches beginning one calendar quarter after the first anniversary of the date of grant. The exercise price of these options is US$6.50 per ADS (US$0.464 per share) for options awarded as ADSs and US$8.47 per ADS ($0.605 per share) for options awarded as shares. 2,739,495 of the 17,160,895 options were awarded as shares.

Share Option Scheme

We adopted the Share Option Scheme in November 2011 to motivate, attract, and retain employees, directors and consultants, and to promote the success of our business. The maximum number of ordinary shares which may be issued pursuant to all options under the Share Option Scheme is 30,394,955. We may seek separate shareholders’ approval, as well as approval of VODone’s shareholders, to grant options beyond this limit. On April 27, 2012, we obtained shareholders’ approval to issue the number of shares originally approved under the Share Option Scheme without regard to shares previously issued.

Term of the Scheme. The Share Option Scheme is valid for ten years.

Plan Administration. Our board of directors will administer the Share Option Scheme, and may delegate its administrative authority to a committee of one or more members of our board or one or more of our officers, subject to certain restrictions. Any proposed grant of options to a director (other than independent directors), chief executive or substantial shareholder must be approved by all independent directors.

Eligibility. We may grant awards to our employees, directors, consultants or service recipients, which include those of our subsidiaries or any affiliated entities.

Vesting Schedule. In general, the board determines the vesting schedule of the options. The board may require a particular option holder to achieve certain performance targets specified at the time of grant before any option grant can be exercised. The options shall be valid for ten years after the initial grant.

Option Price. The option price shall be determined by the board on a fair and reasonable basis, taking into consideration the prevailing market conditions, our performance and the performance and/or future potential contribution of the eligible person to the success of our business, which shall be no less than the nominal value of our share on the grant date.

Acceleration of Vesting upon Corporate Transaction. If a general offer is made to all of our shareholders or, for so long as we remain a subsidiary of VODone, to all shareholders of VODone, holders of our options may be entitled to exercise the option in full or in part regardless of any vesting period requirements.

Lapse of Options. Any unexercised option shall lapse, to the extent not already exercised, automatically on the earliest of, among other things: (a) the expiry of the option period; (b) the date of termination of employment by us for cause; (c) expiry of the 30-day period from the date of voluntary resignation of the holder; (d) the date of termination of a service contract due to breach; and (e) expiry of the six-month period due to ill-health, injury, disability, death or retirement.

Amending the Share Option Scheme. No amendments to the Share Option Scheme shall be made which would have the effect of abrogating or altering adversely any of the subsisting rights of holders except with the consent of the holders. Subject to the above, the board may from time to time in its absolute discretion waive or amend any of the rules of the Share Option Scheme as it deems desirable, provided that, material amendments would require approval of our shareholders and, for so long as we remain a subsidiary of VODone, shareholders of VODone in general meetings.

The table below sets for the option grants made to our directors and executive officers pursuant to the Share Option Scheme as of the date of this annual report, all of which were granted on February 6, 2012 and expire on February 5, 2017.

Name	Ordinary Shares Underlying Outstanding Options		Exercise Price (US$/Share)	Date of Grant	Expiration Date
Lijun Zhang	3,039,494	(1)	$0.605	February 6, 2012	February 5, 2017
	1,656,200		$0.464	February 8, 2013	February 7, 2018
Hendrick Sin	3,039,495		$0.605	February 6, 2012	February 5, 2017
	1,656,200		$0.464	February 8, 2013	February 7, 2018
Yongchao Wang	3,039,495		$0.605	February 6, 2012	February 5, 2017
	1,656,200		$0.464	February 8, 2013	February 7, 2018
Ken Jian Xiao	3,039,495		$0.605	February 6, 2012	February 5, 2017
	1,656,200		$0.464	February 8, 2013	February 7, 2018
Ken Fei Fu Chang	3,039,495		$0.605	February 6, 2012	February 5, 2017
	1,656,200		$0.464	February 8, 2013	February 7, 2018
San Xie Shu Liu	564,718		$0.605	February 6, 2012	February 5, 2017
	236,600		$0.464	February 8, 2013	February 7, 2018
Hupert Zhengning Hu	455,924		$0.605	February 6, 2012	February 5, 2017
Zhenyu Hu	615,373		$0.605	February 6, 2012	February 5, 2017
Kevin Yongning Ye	455,924		$0.605	February 6, 2012	February 5, 2017
Henry Wai Tong Leung	455,924		$0.605	February 6, 2012	February 5, 2017
Olivia Yuan Shan Lee	455,924		$0.605	February 6, 2012	February 5, 2017
Estella Yi Kum Ng	331,800		$0.464	February 8, 2013	February 7, 2018
Chen-Wen Tarn	1,656,200		$0.464	February 8, 2013	February 7, 2018
Wayne Weihua Zhang	2,539,495		$0.605	February 8, 2013	February 7, 2018

(1)	Includes options held by Dr. Zhang’s wife, Chun Wang.

Restricted Share Units

On August 24, 2011 and March 16, 2012, we issued 1,220,000 and 639,000 ordinary shares, respectively, to certain of our directors and officers at par value. Pursuant to the restricted share units subscription agreements, 25% of the restricted share units will vest upon each of the completion, the first, the second and the third anniversary of our listing. Prior to vesting, the restricted share units may not be transferred. Each of our directors and executive officers purchased shares that represent less than 1% of our total outstanding voting securities.

Name	Restricted Share Units	Purchase Price (US$/Share)	Date of Grant	End of Vesting Period
Lijun Zhang	258,790	$0.001	August 24, 2011	September 25, 2015
	213,000	$0.001	March 16, 2012	September 25, 2015
Hendrick Sin	258,790	$0.001	August 24, 2011	September 25, 2015
	213,000	$0.001	March 16, 2012	September 25, 2015
Ken Fei Fu Chang	258,790	$0.001	August 24, 2011	September 25, 2015
	213,000	$0.001	March 16, 2012	September 25, 2015
Henry Wai Tong Leung	103,516	$0.001	August 24, 2011	September 25, 2015
Olivia Yuan Shan Lee	25,878	$0.001	August 24, 2011	September 25, 2015

C.	Board Practices

Board of Directors

Currently, we have eight directors on our board of directors. A director is not required to hold any shares to qualify for appointment. A director may vote with respect to any contract, proposed contract or arrangement in which he is materially interested as long as he or she has made a declaration of the nature of such interest. Our board of directors may exercise all the powers of the company to borrow money, to mortgage or charge its undertaking, property and uncalled capital, or any part thereof, and to issue debentures, debenture stock or other securities whether outright or as security for any debt, liability or obligation of our company or of any third party.

Committees of the Board of Directors

We have established an audit committee, a compensation committee and a corporate governance and nominating committee.

Audit Committee

Our audit committee consists of Mr. Sin, Ms. Ng and Mr. Tarn. Ms. Ng and Mr. Tarn satisfy the “independence” requirements of Section 5605(a)(2) of the Nasdaq Listing Rules and under Rule 10A-3 under the Exchange Act. Ms. Ng is the chair of our audit committee.

The purpose of the audit committee is to assist our board of directors with its oversight responsibilities regarding: (i) the integrity of our financial statements, (ii) our compliance with legal and regulatory requirements, (iii) the independent auditor’s qualifications and independence and (iv) the performance of our internal audit function and independent auditor.

The audit committee is responsible for, among other things:

•	appointing the independent auditors and pre-approving all audit and non-audit services permitted to be performed by the independent auditors;

•	reviewing with the independent auditors any audit problems or difficulties and management’s response;

•	discussing the annual audited financial statements with management and the independent auditors;

•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies; and

•	meeting separately and periodically with management and the independent auditors.

From the date of our listing on the Nasdaq Global Market through December 31, 2012, our audit committee met two times.

Compensation Committee

Our compensation committee consists of Ms. Ng, Mr. Tarn and Mr. Sin. Our board of directors has determined that Ms. Ng and Mr. Tarn are each an “independent director” within the meaning of Section 5605(a)(2) of the Nasdaq Listing Rules.

Our compensation committee assists the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Members of our compensation committee are not prohibited from direct involvement in determining their own compensation. Our chief executive officer may not be present at any compensation committee meeting during which his compensation is deliberated. Our compensation committee is responsible for, among other things:

•	approving and overseeing the compensation package for our executive officers;

•	reviewing and making recommendations to our board with respect to our compensation policies and the compensation of our directors; and

•

reviewing periodically and making recommendations to the board regarding any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

From the date of our listing on the Nasdaq Global Market through December 31, 2012, our compensation committee did not meet.

Corporate Governance and Nominating Committee

Our corporate governance and nominating committee consists of Mr. Sin, Ms. Ng and Mr. Tarn. Our board of directors has determined that Ms. Ng and Mr. Tarn are each an “independent director” within the meaning of Section 5605(a)(2) of the Nasdaq Listing Rules.

Our corporate governance and nominating committee assists our board of directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee is responsible for, among other things:

•	identifying and recommending to the board nominees for election or re-election to the board, or for appointment to fill any vacancy;

•	reviewing annually with the board the current composition of the board in light of the characteristics of independence, skills, experience and availability of service to us;

•

identifying and recommending to the board the names of directors to serve as members of the audit committee and the compensation committee, as well as the corporate governance and nominating committee itself;

•

advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any corrective action to be taken; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

From the date of our listing on the Nasdaq Global Market through December 31, 2012, our corporate governance and nominating committee did not meet.

Duties of Directors

Under Cayman Islands law, our directors have a fiduciary duty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure that we comply with our memorandum and articles of association, as amended from time to time. Our company has the right to seek damages if a duty owed by our directors is breached.

The functions and powers of our board of directors include, among others:

•	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

•	declaring dividends and distributions;

•	appointing officers and determining the term of office of officers;

•	exercising the borrowing powers of our company and mortgaging the property of our company; and

•	approving the transfer of shares of our company, including the registering of such shares in our share register.

Employment Agreements

We have entered into an employment agreement with each of our executive officers. We may terminate an executive officer’s employment for cause, at any time, without prior notice or remuneration, for certain acts of the officer, including, but not limited to, conviction of a crime, material violation of our rules and regulations, or other misconduct that cause material damage to us. Furthermore, an executive officer may terminate the employment at any time upon prior written notice to us.

Each of our executive officers has agreed to hold in strict confidence any trade secrets or confidential information of our company or trade secrets of any third-party received by us. Each executive officer has agreed that the intellectual property rights related to all work products, inventions, computer software, or other technological information which he has developed while performing his duties at our company or through mainly using our resources shall belong to us. Each executive officer has agreed to assist us to obtain and exercise all such intellectual property rights.

In addition, some of our officers have entered into employment agreements with certain of our subsidiaries pursuant to which they serve as officers of those subsidiaries. The terms of these employment agreements include, among other things, duration, remuneration, the treatment of confidential information, social insurance and employment benefits.

Indemnification Agreements

We have entered into indemnification agreements with each of our directors to indemnify them against certain liabilities and expenses arising from their being a director. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

D.	Employees

Employees

We had 254, 339 and 418 full-time employees as of December 31, 2010, 2011 and 2012, respectively. The following table sets forth the number of our employees categorized by areas of operations as of December 31, 2012:

Function	Number of Employees
Research and game development	274
Management and general administration	53
Operations, sales and marketing, and technology support	91
Total	418

Substantially all of our employees are based in the PRC. In accordance with PRC laws, our full-time employees in China participate in various employee benefit plans required by the government, including pension, medical benefit plans, unemployment insurance, work-related injury insurance and maternity insurance.

Compensation for our full-time employees typically consists of base salary, seniority pay and other subsidies. In addition, based on our results of operations, we may award bonuses to our employees solely at our discretion.

E.	Share Ownership

The following table sets forth information with respect to beneficial ownership of our ordinary shares as of April 5, 2013 by:

•	each of our directors and executive officers; and

•	each person known to us to beneficially own 3% and more of our total outstanding Class A and Class B ordinary shares.

Pursuant to our Second Amended and Restated Memorandum and Articles of Association, our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to five votes per share. Only VODone and its affiliates, namely Dragon Joyce, OWX Holding and Action King, hold our Class B ordinary shares.

Except as otherwise noted, the business address of each person listed in the table is c/o China Mobile Games and Entertainment Group Limited, Block A, 15/F Huajian Building 233, Tianfu Road, Tianhe District, Guangzhou, PRC.

	Class A Ordinary Shares Beneficially Owned(1)		Class B Ordinary Shares Beneficially Owned(1)		Total Voting Power(1)
Name	Number	Percent(2)	Number	Percent(2)	Percent(2)
Directors and Senior Officers:
Lijun Zhang(3)	11,224,116	7.9%	189,617,092	100%	88.0%
Hendrick Sin(4)	11,530,786	8.1%	—	—	1.1%
Yongchao Wang(5)	28,291,396	19.9%	—	—	2.6%
Ken Jian Xiao	*	*	—	—	*
Ken Fei Fu Chang	*	*	—	—	*
Estella Yi Kum Ng	—	—	—	—	—
Chen-Wen Tarn(6)	11,035,817	7.8%	—	—	1.0%
Haila Wang	—	—	—	—	—
San Xie Shu Liu	*	*	—	—	*
Hupert Zhengning Hu	*	*	—	—	*
Wayne Weihua Zhang	—	—	—	—	—
Zhenyu Hu	*	*	—	—	*
Kevin Yongning Ye	*	*	—	—	*
Henry Wai Tong Leung	*	*	—	—	*
Olivia Yuan Shan Lee	*	*	—	—	*
Pius Hing Ka Tsang	—	—	—	—	—
All Directors and Executive Officers as a group	65,521,666	44.5%	189,617,092	100%	92.8%

Principal Shareholders
VODone Limited(7)	—	—	189,617,092	100%	87.0%
King Reach Limited(8)	30,658,188	21.7%	—	—	2.8%
Trilogic Investments Limited(5)	27,341,554	19.3%	—	—	2.5%
Core Tech Resources Inc.(9)	15,450,144	10.9%	—	—	1.4%
PVG Venture Capital Partners (Wuxi), Limited Partnership(10)	11,035,817	7.8%	—	—	1.0%

*	Less than 1% of our total outstanding Class A and Class B ordinary shares.
(1)	Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act, and includes voting or investment power with respect to the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.
(2)	Assumes 331,074,511 ordinary shares outstanding as of April 4, 2013, comprised of 141,457,419 Class A ordinary shares and 189,617,092 Class B ordinary shares. Each holder of our Class B ordinary shares is entitled to five votes per Class B common share. Our Class B common shares are convertible at any time by the holder into Class A ordinary shares on a share-for-share basis.
(3)	Consists of (a) 3,296,660 Class A ordinary shares held by Dr. Lijun Zhang personally, including 2,291,828 Class A ordinary shares in the form of American Depositary Shares and 471,790 restricted shares units that will become Class A ordinary shares once the restrictions are removed; (b) 6,977,614 Class A ordinary shares held by Big Step Group Limited and beneficially owned by Dr. Zhang due to that Dr. Zhang is the sole shareholder of Big Step Group Limited; (c) 949,842 Class A ordinary shares that Dr. Zhang and his wife have the right to acquire within 60 days of April 5, 2013 pursuant to the Share Option Scheme; and (d) 189,617,092 Class B ordinary shares held directly and indirectly by VODone Limited. As chairman and a director of VODone Limited, Dr. Zhang has shared voting and investment control over all the shares held by VODone Limited and may be deemed to have beneficial ownership of the shares of the Issuer held by VODone Limited. As of April 5, 2013, Dr. Zhang and his wife together beneficially owned approximately 11.8% of VODone’s outstanding shares.
(4)	Consists of (a) 533,042 ordinary shares held by Mr. Sin personally, including 471,790 restricted shares units that will become Class A ordinary shares once the restrictions are removed; (b) 949,842 Class A ordinary shares that Mr. Sin has the right to acquire within 60 days of April 5, 2013 pursuant to the Share Option Scheme; and (c) 9,576,112 ordinary shares held by Silver Joyce International Limited, or Silver Joyce, and beneficially owned by Mr. Sin due to that Silver Joyce is controlled by Mr. Sin.
(5)	Consists of (a) 949,842 Class A ordinary shares that Mr. Wang has the right to acquire within 60 days of April 5, 2013 pursuant to the Share Option Scheme; and (b) 27,341,554 ordinary shares held by Trilogic. Mr. Wang is the sole director of Trilogic, having voting and investment control over all the shares held by Trilogic and therefore may be deemed to share beneficial ownership of the shares held by Trilogic by virtue of his status as its controlling person. The registered address of Trilogic is OMC Chambers, P.O. Box 3152, Road Town, Tortola, British Virgin Islands.
(6)	Consists of Class A ordinary shares held by PVG. Mr. Tarn is an executive manager and a member of the investment committee at PVG, and disclaims beneficial ownership of the ordinary shares owned by PVG.
(7)

Consists of Class B ordinary shares held by VODone, Action King, Dragon Joyce and OWX Holding. As 100% shareholder of each of Action King, Dragon Joyce and OWX Holding, VODone has voting and investment control over all the shares held by each of them and therefore may be deemed beneficial owner of their respective shares. The registered address of VODone is Canon’s Court, 22 Victoria Street, Hamilton HM12, Bermuda. The registered address of Action King is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. The registered address of Dragon Joyce is Newhaven Trustees (BVI) Limited of P.O. Box 933, 3rd Floor, Omar Hodge Building, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands. The registered address of OWX Holding is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(8)	Consists of Class A ordinary shares held by King Reach Limited. King Reach is beneficially owned by Beauty Legend Development Limited, which is wholly owned by Mr. Guo Hao Zhu, who is also the sole director of King Reach. Mr. Guo Hao Zhu has voting and investment control over all the shares held by King Reach and therefore may be deemed to have beneficial ownership of the shares held by King Reach by virtue of his status as its controlling person. The registered address of King Reach is P.O. Box 933, 3rd Floor, Omar Hodge Building, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands.

(9)	Consists of Class A ordinary shares held by Core Tech, a company incorporated under the laws of the British Virgin Islands, which we issued pursuant to a stock purchase agreement dated March 21, 2012. All of the equity interests in Core Tech are indirectly owned by MediaTek, a public company listed on the Taiwan Stock Exchange. The registered office of MediaTek is No. 1, Dusing Rd. 1, Hsinchu Science Park, Hsinchu City, Taiwan, R.O.C., 30078.
(10)

Consists of Class A ordinary shares held by PVG, a company organized under the laws of the People’s Republic of China, which we issued pursuant to a stock purchase agreement dated March 21, 2012. The general partner of PVG is Wuxi PVG Guolian Capital Management, Limited Partnership, a company organized under the laws of the People’s Republic of China. Fred Ming Hao Wong is the registered representative of Wuxi PVG Guolian Capital Management, Limited Partnership and shares voting and investment power with respect to the shares held by PVG with other members of the investment committee, namely Por Yuan Wang, Pang Yen Yang, Chen-Wen Tarn, Tao Zhao, and We Zhu. Each member of the investment committee of PVG disclaims beneficial ownership of the common shares owned by PVG. The registered address of PVG is Room 1306-1, 13th Floor, No. 1 Building, 530 Mansion, Li-Yuan Development Park, Wuxi, Jiangsu Province, China.

As of April 5, 2013, 331,074,511 of our total Class A and Class B ordinary shares were issued and outstanding. Based on a review of the register of members maintained by our Cayman Islands registrar, we believe that 22,046,374 Class A ordinary shares, or approximately 6.7% of our issued and outstanding Class A and Class B shares, were held by the record shareholders in the United States, represented by 1,574,741 ADSs held of record by The Bank of New York Mellon, the depositary of our ADS program.

Item 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related Party Transactions

Acquisitions and Restructuring

See “Item 4. Information on the Company—A. History and Development of the Company—Our Reorganization” and “Item 4. Information on the Company—A. History and Development of the Company—Our Contractual Arrangements with VIE.”

Contractual Arrangements

As to our contractual arrangements with Yingzheng and its shareholders, please see “Item 4. Information on the Company — C. Organizational Structure” for a description of these contractual arrangements.

On August 22, 2011, Huiyou and Yingzheng entered into a cooperation agreement. Pursuant to the agreement, once an online mobile game Huiyou has developed is ready to be commercialized, Huiyou licenses the game to and receives royalties from Yingzheng, which operates the game in its own name. Yingzheng currently holds all of the required licenses and certificates for online mobile game operations. Yingzheng entrusts Huiyou to enter into contracts with handset companies and design houses to pre-install the licensed game in handsets and with other mobile service providers for the collection of payments from end-users, for which Yingzheng pays commissions to Huiyou. Mobile network operators and service providers are responsible for collecting payments from game players and for paying the contracted portion of the payments to Huiyou, who receives them on behalf of Yingzheng, the operator of the game. Huiyou then shares the payments it receives with Yingzheng. Unless there is a material default or fraud on the part of either party, neither party may terminate the cooperation agreement without mutual consent. Neither party may assign its respective rights or obligations to a third party without the other’s consent. The agreement is for a term of five years and is subject to annual reviews by both parties for necessary amendments or supplements.

Transactions with Certain Directors, Officers, Shareholders and Affiliates

In 2010, 2011 and 2012, we provided services to Kuailefeng, a company controlled by Dragon Joyce Group’s management pursuant to an exclusive business cooperation agreement, in an aggregate amount of RMB5.9 million, RMB4.7 million and nil, respectively. Under this exclusive business cooperation agreement, Kuailefeng agreed to engage us as its exclusive service provider of technical platform and technical support, maintenance and other services for an annual service fee calculated based on Kuailefeng’s revenues during the agreement’s term of 50 years. This agreement also grants to Kuailefeng the non-exclusive right to operate and sell in-game premium features of certain of our feature phone games to third parties. The agreement was terminated by the Group at the end of 2011. In 2010, 2011 and 2012, we generated revenues in an aggregate amount of RMB22.5 million, RMB1.4 million and nil, respectively, pursuant to this reseller right grant. In 2010, Kuailefeng also engaged us to provide mobile phone contents installation service in December 2010.

In 2010, we purchased services from Shenzhen Provider Technology Co., Ltd., or Shenzhen Provider, Shenzhen Huazhongtianxun Technology Co., Ltd., or Huazhongtianxun, Beijing Changshi Jiaren Technology Development Co., Ltd., or Changshi Jiaren and Shidai Xunda for their provisions of billing and collection services in our sale of in-game premium features and virtual items on feature phones, in an aggregate amount of RMB18.3 million, RMB11.1 million, RMB54,000 and RMB2.5 million, respectively. In 2011, we purchased services from these providers in an aggregate amount of RMB3.4 million, RMB2.1 million, nil and RMB2.2 million, respectively. Ken Jian Xiao, our chief executive officer, had shareholding in and control over Shenzhen Provider, which ceased to be a related party on July 11, 2011. He also had control over Huazhongtianxun, Changshi Jiaren and Shidai Xunda, which ceased to be related parties on April 12, 2011.

In 2010, we obtained temporary funding from VODone, our majority shareholder, in an aggregate amount of RMB1.2 million. The temporary funding from VODone was unsecured, interest-free and repayable on demand. The proceeds of the temporary funding from VODone were injected into OWX Beijing and Dragon Joyce Group as working capital. As of March 31, 2013, we had not yet repaid all of the temporary funding.

In 2010 and 2011, Bright Way, which is controlled by OWX Group’s management, purchased raw materials for the handset design products on our behalf in an aggregate amount of RMB3.6 million and RMB116,000, respectively. In 2010 and 2011, we also purchased raw materials from Bright Way in the amount of RMB1.5 million and RMB658,000, respectively. All balances owed to Bright Way had been fully repaid by April 2011.

In 2010, the acquisition consideration associated with our acquisition of substantially all of the operating assets of Bright Way and Tastech, and 70% equity interests of 3GUU BVI paid by VODone, amounted to RMB77.8 million and RMB199.0 million, respectively. These acquisition consideration and acquisition-related costs were not refundable and were recognized as VODone’s shareholder contribution.

In the year ended December 31, 2011 and 2012, we obtained temporary funding from VODone in the amount for RMB4.6 million and RMB4.1 million (US$0.7 million), respectively, for payment of expenses relating to the distribution. The temporary funding from VODone was unsecured, interest-free and repayable on demand.

On March 21, 2012, we and VODone entered into a shares purchase agreement with MediaTek, Core Tech and PVG, pursuant to which Core Tech and PVG agreed to subscribe for 15,450,144 and 11,035,817 shares of our ordinary shares, respectively, for a consideration of US$7 million and US$5 million, respectively. Core Tech’s investment was made in connection with MediaTek and our intention to further develop our cooperative relationship. These ordinary shares contain a liquidation preference, anti-dilution adjustments in the event that we issue equity securities at a price per share that is lower than the initial per share price invested by them, as well as a right to put back the shares after one year at the initial purchase price plus interest. The transaction was closed on May 11, 2012.

In June 2012, Yitongtianxia entered into a contractual arrangement with VODone Datamedia Technology Co., Ltd., an affiliate of VODone, whereby Yitongtianxia will develop and design location-based mobile phone games for VODone Telemedia Co. Ltd., a company in which Dr. Zhang holds a minority interest. In return, Yitongtianxia will receive revenue generated from these location-based mobile phone games.

Employment Agreements

See “Item 6. Directors, Senior Management and Employees—C. Board Practice—Employment Agreements.”

Share Options

See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Share Options.”

C.	Interests of Experts and Counsel

Not applicable.

Item 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal and Administrative Proceedings

We are currently not a party to, and we are not aware of any threat of, any legal, arbitral or administrative proceedings, which, in the opinion of our management, is likely to have a material and adverse effect on our business, financial condition or results of operations. We may from time to time become a party to various legal, arbitral or administrative proceedings arising in the ordinary course of our business.

Dividend Policy

Our board of directors has complete discretion whether to pay dividends. If our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our directors may deem relevant.

On December 8, 2011, our board of directors declared a dividend of RMB71.4 million (US$11.5) to certain of our shareholders based on the undistributed retained earnings of the Dragon Joyce Group and the OWX Holding Group and their respective shareholdings in these entities at the time of our reorganization. We intend to declare and pay dividends in the future. The payment and the amount of any dividends will depend on the results of our operations, cash flow, financial condition, statutory and regulatory restrictions on the payment of dividends, future prospects and other factors that we may consider relevant.

As an offshore holding company, we may rely on dividends from our subsidiaries in China for our cash requirements, including to pay dividends or make other distributions to our shareholders. PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, as determined in accordance with Chinese accounting standards and regulations. In addition, each of our subsidiaries in China is required to set aside a certain amount of its after-tax profits each year, if any, to fund certain statutory reserves. These reserves are not distributable as cash dividends. Furthermore, if our subsidiaries in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us.

Holders of the ADSs are entitled to receive dividends, if any, subject to the terms of the deposit agreement, to the same extent as the holders of our ordinary shares. Cash dividends will be paid to the depositary in U.S. dollars, and the depositary will distribute them to the holders of ADSs according to the terms of the deposit agreement. Other distributions, if any, will be paid by the depositary to the holders of ADSs in any means it deems legal, fair and practical.

B.	Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9.	THE OFFER AND LISTING

A.	Offering and Listing Details

Our ADSs are listed on the Nasdaq Global Market under the symbol “CMGE.” Every ADS represents 14 of our Class A ordinary shares. For the period from September 25, 2012 to April 23, 2013, the trading price of our ADSs on the Nasdaq Global Market has ranged from $3.00 to $16.50 per ADS.

The following table provides the high and low trading prices for our ADSs on the Nasdaq Global Market for the periods specified.

	Sales Price ($)
	High	Low
Annual High and Low
2012 (from September 25, 2012)	16.50	3.20
Quarterly High and Low
Fourth Quarter 2012	15.00	3.20
First Quarter 2013	10.50	3.00
Monthly High and Low
October 2012	15.00	5.05
November 2012	7.00	4.91
December 2012	5.13	3.20
January 2013	4.20	3.11
February 2013	10.50	3.00
March 2013	10.40	7.63
April 2013 (through April 23, 2013)	9.80	7.79

B.	Plan of Distribution

Not Applicable.

C.	Markets

Our ADSs, each representing 14 ordinary shares, have been listed on the Nasdaq Global Market since September 25, 2012 under the symbol “CMGE.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

We incorporate by reference into this annual report our memorandum and articles of association filed as Exhibit 3.2 to our F-1 registration statement (File No. 333-183423), as amended, initially filed with the SEC on August 20, 2012.

C.	Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report.

D.	Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Foreign Currency Exchange” and “—Regulations on Dividend Distribution.”

E.	Taxation

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties that may be applicable on instruments executed in, or brought within, the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Pursuant to Section 6 of the Tax Concessions Law (2011 Revision) of the Cayman Islands, we may obtain an undertaking from the Governor-in-Council:

•	that no law which is enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciation shall apply to us or our operations; and

•	that the aforesaid tax or any tax in the nature of estate duty or inheritance tax shall not be payable on our shares, debentures or other obligations.

Prospective investors should consult their professional advisers on the possible tax consequences of buying, holding or selling any ADSs under the laws of their country of citizenship, residence or domicile.

The following is a discussion on certain Cayman Islands tax consequences of an investment in the ADSs. The discussion is a general summary of present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under Cayman Islands law.

Under existing Cayman Islands laws, payments of dividends and capital in respect of our shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our shares or ADSs, nor will gains derived from the disposal of our shares or ADSs be subject to Cayman Islands income or corporation tax. The Cayman Islands currently have no income, corporation or capital gains tax and no estate duty, inheritance tax or gift tax.

Bermuda Taxation

In Bermuda there are no taxes on profits, income or dividends, nor is there any capital gains tax, estate duty or death duty. Profits can be accumulated and it is not obligatory for a company to pay dividends.

Stamp duty is not chargeable in respect of the incorporation, registration or licensing of an exempted company, nor, subject to certain minor exceptions, on their transactions.

Hong Kong Taxation

The following summary of certain relevant taxation provisions under Hong Kong law is based on current law and practice and is subject to changes therein and does not constitute legal or tax advice to you. This summary does not purport to address all possible tax consequences relating to purchasing, holding or selling our ADSs, and does not take into account the specific circumstances of any particular investors, some of whom may be subject to special rules. Accordingly, holders or prospective purchasers (particularly those subject to special tax rules, such as banks, dealers, insurance companies and tax-exempt entities) should consult their own tax advisers regarding the tax consequences of purchasing, holding or selling our ADSs.

Under the current laws of Hong Kong:

•	No profits tax is imposed in Hong Kong in respect of capital gains from the sale of the ADSs.

•

Revenue gains from the sale of ADSs by persons carrying on a trade, profession or business in Hong Kong where the gains are derived from or arise in Hong Kong from the trade, profession or business will be chargeable to Hong Kong profits tax, which is currently imposed at the rate of 16.5% on corporations and at a maximum rate of 15% on individuals and unincorporated businesses.

•	Gains arising from the sale of ADSs, where the purchases and sales of ADSs are effected outside of Hong Kong e.g. on the New York Stock Exchange, should not be subject to Hong Kong profits tax.

•	According to the current tax practice of the Hong Kong Inland Revenue Department, dividends paid by us on ADSs would not be subject to any Hong Kong tax, even if received by investors in Hong Kong.

•	No Hong Kong stamp duty is payable on the purchase and sale of the ADSs.

People’s Republic of China Taxation

On March 16, 2007, the National People’s Congress, the PRC legislature, enacted the Enterprise Income Tax Law, or the New EIT Law which became effective on January 1, 2008, and on December 6, 2007, the State Council promulgated the Implementation Rules to the Enterprise Income Tax Law, or the Implementation Rules,

which also became effective on January 1, 2008. Under the New EIT Law and its Implementation Rules, foreign-invested enterprises and domestic companies are subject to a uniform enterprise income tax rate of 25%, unless otherwise specified.

In addition, dividends payable to foreign investors by PRC resident enterprises are subject to a PRC withholding tax at the rate of 10% unless the foreign investor’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a preferential withholding arrangement. Pursuant to the Double Taxation Arrangement (Hong Kong), which became effective on December 8, 2006, the withholding tax may be lowered to 5% if the PRC enterprise is at least 25% directly held by a Hong Kong enterprise. According to Circular 601, non-resident enterprises that cannot provide valid supporting documents as to “beneficial ownership” may not be approved to enjoy tax treaty benefits, and the term “beneficial owners” refers to individuals, companies or other organizations normally engaged in substantive operations. These rules also expressly exclude a “conduit company,” or a company established for the purposes of avoiding or reducing tax obligations or transferring or accumulating profits and not engaged in substantive operations, such as manufacturing, sales or management, from being deemed a beneficial owner. As a result, dividends from our PRC subsidiaries paid to us through our Hong Kong subsidiaries may be subject to a reduced withholding tax rate of 5% if our Hong Kong subsidiaries are determined to be Hong Kong tax residents and beneficial owners under the Double Taxation Arrangement (Hong Kong).

Under the New EIT Law, enterprises organized under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered PRC resident enterprises and therefore subject to PRC enterprise income tax at the rate of 25% on their worldwide income. The Implementation Rules define the term “de facto management body” as the management body that exercises substantial and overall control and management over the business, personnel, accounts and properties of an enterprise. Circular 82 sets out certain specific criteria for determining the location of the “de facto management bodies” of an enterprise registered outside of the PRC and funded by Chinese enterprises as controlling investors, or a Chinese Controlled Enterprise. Under Circular 82, a Chinese Controlled Enterprise shall be considered a resident enterprise if all of the following applies:

(i)	the Chinese Controlled Enterprise’s major management department and personnel who are responsible for carrying out daily operations are located in the PRC;

(ii)	the department or the personnel who have the right to decide or approve the Chinese Controlled Enterprise’s financial and human resource matters are located in the PRC;

(iii)	the major assets, account book, company seal and meeting minutes of the Chinese Controlled Enterprise are located or stored in the PRC; and

(iv)	the directors or management personnel holding no less than 50% voting rights of the Chinese Controlled Enterprise habitually reside in the PRC.

Since the Company is not controlled by a PRC enterprise or a PRC enterprise group, it remains unclear whether the standards set out in the SAT Circular 82 will apply or be cited for reference when considering whether the “de facto management bodies” of the Company and its overseas subsidiaries are in the PRC or not. Furthermore, we do not believe that any of our offshore entities meet all of the conditions detailed above, as the key assets and records for these entities, including the resolutions of their respective board of directors and the resolutions of their respective shareholders, are located and maintained outside of the PRC. While we do not currently consider our company or any of our overseas subsidiaries to be a PRC resident enterprise, there is a risk that the PRC tax authorities may deem our company or any of our overseas subsidiaries as a PRC resident enterprise since a substantial majority of the members of our management team as well as the management team of some of our offshore holding companies are located in China. If the PRC tax authorities determine that our Cayman Islands holding company is a “resident enterprise” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. For example, a 10% withholding tax may be imposed on dividends we pay to our non-PRC enterprise shareholders and, with respect to gains derived by our non-PRC enterprise shareholders, from transferring our shares or ADSs. It is unclear whether, if we are considered a PRC resident enterprise, holders of our shares or ADSs would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may be classified as a “resident enterprise” for PRC enterprise income tax purposes, which could result in unfavorable tax consequences to us and our non-PRC Shareholders.”

Pursuant to the New EIT Law, if a non-resident enterprise derives China-sourced income, such as dividends or capital gains, that income is subject to EIT, in the form of a withholding tax. The SAT issued the Interim Measures for Administration of Withholding EIT for Non-Resident Enterprise, effective from January 1, 2009. According to the measures, the entity or individual with the legal or contractual obligation to remit income to the non-resident enterprise is deemed as a withholding agent. The withholding agent must withhold the EIT at the time the relevant payment is made or due to be made and pay the tax within seven days from the date of withholding. Noncompliance with the prescribed procedures by a PRC withholding agent and failure of the non-resident enterprise to pay the applicable EIT must be rectified within a designated period and could result in a fine.

United States Federal Income Taxation

The following discussion describes the material United States federal income tax consequences to a United States Holder (as defined below), under current law, of the ownership and the disposition of the ADSs or ordinary shares. For purposes of this discussion, any reference to an “ordinary share” means our Class A ordinary shares. This discussion is based on the federal income tax laws of the United States as of the date of this annual report, including the United States Internal Revenue Code of 1986, as amended, or the Code, existing and proposed Treasury regulations promulgated thereunder, judicial authority, published administrative positions of the United States Internal Revenue Service, or IRS, and other applicable authorities, all as of the date of this annual report. All of the foregoing authorities are subject to change, which change could apply retroactively and could significantly affect the tax consequences described below. We have not sought any ruling from the IRS with respect to the statements made and the conclusions reached in the following discussion and there can be no assurance that the IRS or a court will agree with our statements and conclusions.

This discussion applies only to a United States Holder that holds ADSs or ordinary shares as capital assets for United States federal income tax purposes (generally, property held for investment). The discussion neither addresses the tax consequences to any particular holder nor describes all of the tax consequences applicable to persons in special tax situations, such as:

•	banks;

•	certain financial institutions;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	brokers or dealers in stocks and securities, or currencies;

•	traders that elect to use a mark-to-market method of accounting;

•	certain former citizens or residents of the United States subject to Section 877 of the Code;

•	entities subject to the United States anti-inversion rules;

•	tax-exempt organizations and entities;

•	persons subject to the alternative minimum tax provisions of the Code;

•	persons whose functional currency is other than the United States dollar;

•	persons holding ADSs or ordinary shares as part of a straddle, hedging, conversion or integrated transaction;

•	persons that actually or constructively own 10% or more of the total combined voting power of all classes of our voting stock;

•	persons who acquired ADSs or ordinary shares pursuant to the exercise of an employee stock option or otherwise as compensation; or

•	partnerships or other pass-through entities, or persons holding ADSs or ordinary shares through such entities.

The discussion below does not describe any tax consequences arising out of the Medicare tax on certain “net investment income” pursuant to the Health Care and Education Reconciliation Act of 2010.

If a partnership (including an entity or arrangement treated as a partnership for United States federal income tax purposes) holds the ADSs or ordinary shares, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. A partner in a partnership holding the ADSs or ordinary shares should consult its own tax advisors regarding the tax consequences of holding the ADSs or ordinary shares.

THE FOLLOWING DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT A SUBSTITUTE FOR CAREFUL TAX PLANNING AND ADVICE. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE FEDERAL ESTATE OR GIFT TAX LAWS OR THE LAWS OF ANY STATE, LOCAL OR NON-UNITED STATES TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

For purposes of the discussion below, a “United States Holder” is a beneficial owner of the ADSs or ordinary shares that is, for United States federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to United States federal income taxation regardless of its source; or

•

a trust, if (i) a court within the United States is able to exercise primary jurisdiction over its administration and one or more United States persons have the authority to control all of its substantial decisions or (ii) in the case of a trust that was treated as a domestic trust under the law in effect before 1997, a valid election is in place under applicable Treasury regulations to treat such trust as a domestic trust.

The discussion below assumes that the representations contained in the deposit agreement and any related agreement are true and that the obligations in such agreements will be complied with in accordance with their terms.

ADSs

If you own the ADSs, then you should be treated as the owner of the underlying ordinary shares represented by those ADSs for United States federal income tax purposes. Accordingly, deposits or withdrawals of ordinary shares for ADSs should not be subject to United States federal income tax.

The United States Treasury Department and the IRS have expressed concerns that United States holders of American depositary shares may be claiming foreign tax credits in situations where an intermediary in the chain of ownership between the holder of an American depositary share and the issuer of the security underlying the American depositary share has taken actions that are inconsistent with the ownership of the underlying security by the person claiming the credit. Such actions (for example, a pre-release of an ADS by a depositary) also may be inconsistent with the claiming of the reduced rate of tax applicable to certain dividends received by non-corporate United States holders of ADSs, including individual United States holders. Accordingly, the availability of foreign tax credits or the reduced tax rate for dividends received by non-corporate United States Holders, each discussed below, could be affected by actions taken by intermediaries in the chain of ownership between the holder of an ADS and our company.

Dividends and Other Distributions on the ADSs or Ordinary Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of any distribution that we make to you with respect to the ADSs or ordinary shares (including any amounts withheld to reflect PRC withholding taxes) will be taxable as a dividend, to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Such income (including any withheld taxes) will be includable in your gross income on the day actually or constructively received by you, if you own the ordinary shares, or by the depositary, if you own ADSs. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid generally will be treated as a “dividend” for United States federal income tax purposes. Such dividends will not be eligible for the dividends-received deduction allowed to qualifying corporations under the Code.

Dividends received by a non-corporate United States Holder may qualify for the lower rates of tax applicable to “qualified dividend income,” if the dividends are paid by a “qualified foreign corporation” and other conditions discussed below are met. A non-United States corporation is treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares (or American depositary shares backed by such shares) (i) that are readily tradable on an established securities market in the United States or (ii) if such non-United States corporation is eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program. However, a non-United States corporation will not be treated as a qualified foreign corporation if it is a passive foreign investment company in the taxable year in which the dividend is paid or the preceding taxable year.

Under a published IRS Notice, ordinary shares, or American depositary shares representing such shares, are considered to be readily tradable on an established securities market in the United States if they are listed on the Nasdaq Global Market, as the ADSs (but not our ordinary shares) are expected to be. Based on existing guidance, it is unclear whether the ordinary shares will be considered to be readily tradable on an established securities market in the United States, because only the ADSs, and not the underlying ordinary shares, will be listed on a securities market in the United States. We believe, but we cannot assure you, that dividends we pay on the ordinary shares that are represented by ADSs, but not on the ordinary shares that are not so represented, will, subject to applicable limitations, be eligible for the reduced rates of taxation. In addition, if we are treated as a PRC resident enterprise under the PRC tax law (see “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation”), then we may be eligible for the benefits of the income tax treaty between the United States and the PRC. If we are eligible for such benefits, then dividends that we pay on our ordinary shares, regardless of whether such shares are represented by ADSs, would, subject to applicable limitations, be eligible for the reduced rates of taxation.

Even if dividends would be treated as paid by a qualified foreign corporation, non-corporate United States Holders will not be eligible for reduced rates of taxation if they do not hold the ADSs or ordinary shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date or if such United States Holders elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code. In addition, the rate reduction will not apply to dividends of a qualified foreign corporation if the non-corporate United States Holder receiving the dividend is obligated to make related payments with respect to positions in substantially similar or related property.

You should consult your own tax advisors regarding the availability of the lower tax rates applicable to qualified dividend income for any dividends that we pay with respect to the ADSs or ordinary shares, as well as the effect of any change in applicable law after the date of this annual report.

Any PRC withholding taxes imposed on dividends paid to you with respect to ADSs or ordinary shares generally will be treated as foreign taxes eligible for credit against your United States federal income tax liability, subject to the various limitations and disallowance rules that apply to foreign tax credits generally. For purposes of calculating the foreign tax credit, dividends paid to you with respect to the ADSs or ordinary shares will be treated as income from sources outside the United States and generally will constitute passive category income. The rules relating to the determination of the foreign tax credit are complex, and you should consult your tax advisors regarding the availability of a foreign tax credit in your particular circumstances.

Disposition of the ADSs or Ordinary Shares

You will recognize gain or loss on a sale or exchange of ADSs or ordinary shares in an amount equal to the difference between the amount realized on the sale or exchange and your tax basis in the ADSs or ordinary shares. Subject to the discussion under “—Passive Foreign Investment Company” below, such gain or loss generally will be capital gain or loss. Capital gains of a non-corporate United States Holder, including an individual, that has held the ADS or ordinary share for more than one year are eligible for reduced tax rates. The deductibility of capital losses is subject to limitations.

Any gain or loss that you recognize on a disposition of the ADSs or ordinary shares generally will be treated as United States-source income or loss for foreign tax credit limitation purposes. However, where we are treated as a PRC resident enterprise for PRC tax purposes and PRC tax is imposed on gain from the disposition of ADSs or ordinary shares (see “Item 10. Additional Information E. Taxation—People’s Republic of China Taxation”), then a United States Holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat the gain as PRC-source income for foreign tax credit purposes. If such an election is made, the gain so treated will be treated as a separate class or “basket” of income for purposes of the foreign tax credit under Section 865(h) of the Code. You should consult your tax advisors regarding the proper treatment of gain or loss, as well as the availability of a foreign tax credit, in your particular circumstances.

Passive Foreign Investment Company

Based on the market value of our ADSs, the value of our assets and the composition of our income and assets, we do not expect to be a PFIC for United States federal income tax purposes for the taxable year ended December 31, 2012, although we may become a PFIC in the foreseeable future. The determination of PFIC status is based on an annual determination that cannot be made until the close of a taxable year, involves extensive factual investigation, including ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income that we earn, and is subject to uncertainty in several respects. Accordingly, we cannot assure you that we will not be treated as a PFIC for any taxable year or that the IRS will not take a contrary position.

A non-United States corporation such as ourselves will be treated as a PFIC for United States federal income tax purposes for any taxable year if, applying applicable look-through rules, either:

•	at least 75% of its gross income for such year is passive income; or

•	at least 50% of the value of its assets (determined based on a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income.

For this purpose, passive income generally includes dividends, interest, royalties and rents (other than certain royalties and rents derived in the active conduct of a trade or business and not derived from a related person). The classification of certain of our income as active or passive and certain of our assets as producing active or passive income, and hence whether we expect to be or will become a PFIC, depends on the interpretation of certain United States Treasury Regulations relating to royalty income and income from intangible assets, as well as certain IRS guidance relating to the classification of assets as producing active or passive income. Such regulations and guidance are potentially subject to different interpretations. If the percentage of our assets treated as producing passive income increases, we may be a PFIC for the taxable year ended December 31, 2012, or we may become a PFIC for the current or one or more future taxable years.

The determination of whether we expect to be or will become a PFIC will depend in part upon the value of our goodwill and other unbooked intangibles not reflected on our balance sheet (which may depend upon the market value or the ADSs or ordinary shares) and also will be affected by how, and how quickly, we spend our liquid assets. In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our market capitalization following the listing of the ADSs on the Nasdaq Global Market. Among other matters, if our market capitalization were below the market capitalization on the listing date, we may become a PFIC for the current or future taxable years because our liquid assets and cash (which are for this purpose considered assets that produce passive income) may then represent a greater percentage of our overall assets. Further, while we believe our classification methodology and valuation approach is reasonable, it is possible that the Internal Revenue Service may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our company being classified as a PFIC for the taxable year ended December 31, 2012, or becoming classified as a PFIC for the current or one or more future taxable years.

We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% by value of the stock. Although the law in this regard is unclear, we treat Yingzheng as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated United States GAAP financial statements. If it were determined, however, that we are not the owner of Yingzheng for United States federal income tax purposes, the composition of our income and assets would change and we may be more likely to be treated as a PFIC.

If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares, then, unless you make a “mark-to-market” election (as discussed below), you generally will be subject to special and adverse tax rules with respect to any “excess distribution” that you receive from us and any gain that you recognize from a sale or other disposition, including a pledge, of the ADSs or ordinary shares. For this purpose, distributions that you receive in a taxable year that are greater than 125% of the average annual distributions that you received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as an excess distribution. Under these rules:

•	the excess distribution or recognized gain will be allocated ratably over your holding period for the ADSs or ordinary shares;

•

the amount of the excess distribution or recognized gain allocated to the current taxable year, and to any taxable years in your holding period prior to the first taxable year in which we were treated as a PFIC, will be treated as ordinary income; and

•

the amount the excess distribution or recognized gain allocated to each other taxable year will be subject to the highest tax rate in effect for individuals or corporations, as applicable, for each such year and the resulting tax will be subject to the interest charge generally applicable to underpayments of tax.

If we are a PFIC for any taxable year during which a United States Holder holds the ADSs or ordinary shares and any of our non-United States subsidiaries is also a PFIC, such United States Holder would be treated as owning a proportionate amount (by value) of the shares of each such non-United States subsidiary classified as a PFIC (each such subsidiary, a lower tier PFIC) for purposes of the application of these rules. United States Holders should consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares, then in lieu of being subject to the tax and interest-charge rules discussed above, you may make an election to include gain on the ADSs or ordinary shares as ordinary income under a mark-to-market method, provided that the ADSs or ordinary shares constitute “marketable stock.” Marketable stock is stock that is regularly traded on a qualified exchange or other market, as defined in applicable Treasury regulations. We expect that the ADSs, but not our ordinary shares, will be listed on the Nasdaq Global Market, which is a qualified exchange or other market for these purposes. Consequently, if the ADSs are listed on the Nasdaq Global Market and are regularly traded, and you are a holder of ADSs, we expect that the mark-to-market election would be available to you if we became a PFIC, but no assurances are given in this regard.

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a United States Holder may continue to be subject to the PFIC rules with respect to such United States Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for United States federal income tax purposes.

In certain circumstances, a United States Holder of shares in a PFIC may avoid the adverse tax and interest-charge regime described above by making a “qualified electing fund” election to include in income its share of the corporation’s income on a current basis. However, you may make a qualified electing fund election with respect to your ADSs or ordinary shares only if we agree to furnish you annually with a PFIC annual information statement as specified in the applicable Treasury regulations. We currently do not intend to prepare or provide the information that would enable you to make a qualified electing fund election.

A United States Holder that holds the ADSs or ordinary shares in any year in which we are classified as a PFIC will be required to file an annual report containing such information as the United States Treasury Department may require. You should consult your own tax advisor regarding the application of the PFIC rules to your ownership and disposition of the ADSs or ordinary shares and the availability, application and consequences of the elections discussed above.

Information Reporting and Backup Withholding

Information reporting to the IRS and backup withholding (at a rate of 28%) generally will apply to dividends in respect of the ADSs or ordinary shares, and the proceeds from the sale or exchange of the ADSs or ordinary shares, that are paid to you within the United States (and in certain cases, outside the United States), unless you furnish a correct taxpayer identification number and make any other required certification generally on IRS Form W-9 or you otherwise establish an exemption from information reporting and backup withholding. Backup withholding is not an additional tax. Amounts withheld as backup withholding generally are allowed as a credit against your United States federal income tax liability, and you may be entitled to obtain a refund of any excess amounts withheld under the backup withholding rules if you file an appropriate claim for refund with the IRS and furnish any required information in a timely manner.

United States Holders who are individuals generally are required to report our name, address and such information relating to an interest in the ADSs or ordinary shares as is necessary to identify the class or issue of which your ADSs or ordinary shares are a part. These requirements are subject to exceptions, including an exception for ADSs or ordinary shares held in accounts maintained by certain financial institutions and an exception applicable if the aggregate value of all “specified foreign financial assets” (as defined in the Code) does not exceed $50,000.

United States Holders should consult their tax advisors regarding the application of the information reporting and backup withholding rules.

F.	Dividends and Paying Agents

None.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We have previously filed with the Commission our registration statement on Form F-1 (File Number 333-183423), as amended.

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at Judiciary Plaza, 100 F Street, N.E., Washington, D.C. 20549, and at the regional office of the SEC located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330. The SEC also maintains a web site at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

We will furnish The Bank of New York Mellon, the depositary of our ADSs, with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

In accordance with Rule 5250(d) of the Nasdaq Listing Rules, we will post this annual report on Form 20-F on our website http://www.cmge.com. In addition, we will provide hardcopies of our annual report free of charge to shareholders and ADS holders upon request.

I.	Subsidiary Information

For a listing of our subsidiaries, see “Item 4. Information on the Company—C. Organizational Structure.”

Item 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

Our revenues and purchases from our PRC subsidiaries and Yingzheng, our VIE, are primarily denominated in Renminbi. Our assets and liabilities are also denominated in Renminbi, except for cash held in other currencies, which included US$7.2 million as of December 31, 2012. As a result, fluctuations in the exchange rates between the U.S. dollar and Renminbi may affect our results of operations and financial condition, but not significantly. The Renminbi’s exchange rate with the U.S. dollar is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under this policy, the Renminbi was permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. For almost two years after reaching a high against the U.S. dollar in July 2008, the Renminbi traded within a narrow band against the U.S. dollar, remaining within 1% of its July 2008 high. As a consequence, the Renminbi fluctuated sharply since July 2008 against other freely traded currencies, in tandem with the U.S. dollar. In June 2010, the PRC government announced that it would increase the Renminbi exchange rate flexibility and since that time the Renminbi has gradually appreciated against the U.S. dollar. However, it remains unclear how this flexibility might be implemented. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in greater fluctuation of the Renminbi against the U.S. dollar.

To the extent that we need to convert U.S. dollars we receive from financing activities into the Renminbi for our operations or other uses within the PRC, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. On the other hand, a decline in the value of the Renminbi against the U.S. dollar could reduce the U.S. dollar equivalent amounts of our financial results, the value of your investment in our company and the dividends we may pay in the future, if any, all of which may have a material adverse effect on the prices of ADSs. As of December 31, 2012, we had U.S. dollar-denominated cash balances of US$7.2 million. Assuming we had converted the US$7.2 million into the Renminbi at the exchange rate of US$1.00 for RMB6.2301 as of December 31, 2012, this cash balance would have been RMB44.9 million. Assuming a 5% appreciation of the RMB against the U.S. dollar, this cash balance would have decreased to RMB42.7 million (US$6.8 million).

Interest Rate Risk

Our exposure to interest rate risk primarily relates to finance income generated by excess cash invested in demand deposits with original maturities of three months or less. We have not used any derivative financial instruments to manage our interest risk exposure. We have not been exposed, nor do we anticipate being exposed, to material risks due to changes in interest rates. However, our future finance income may be lower than expected due to changes in market interest rates.

Inflation Risk

In recent years, inflation has not had a material impact on our results of operations. According to a report issued by the National Bureau of Statistics of China on January 12, 2012, China’s Consumer Price Index was 3.3% for 2010 and increased to 5.4% for 2011. If inflation rises, it may materially and adversely affect our business.

Credit Risk

As of December 31, 2012, all of our cash was deposited in financial institutions located in the PRC, which management believes are of high credit quality. We have not experienced any losses on deposits of cash and cash equivalents.

Accounts receivable are typically unsecured and derived from revenue earned from customers and agents in the PRC, which are exposed to credit risk. The risk is mitigated by credit evaluations we perform on our counterparties and our ongoing monitoring process of outstanding balances. 2.7% and 19.0% of our total net revenues were derived from our customers, Shenzhen Chuangshi Interactive Technology Co., Ltd. and Jiangsu Mobile Communications Co., Ltd., respectively, for the year ended December 31, 2011 and 1.0% and 14.0%, respectively, in 2012. 13.1% of our total net revenues was derived from one customer, namely Shenzhen Chuangshi Interactive Technology Co., Ltd., for the year ended December 31, 2010. 26.6% of our total revenues was derived through four mobile service providers, all our related parties, namely Shenzhen Provider, Huazhongtianxun, Changshi Jiaren, and Shidai Xunda, in 2010. 23.9% and 100% of our total revenue for the year ended December 31, 2010 was derived from our predecessor, Kuailefeng.

Item 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

According to our Deposit Agreement with our ADS depositary, The Bank of New York Mellon, the depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

Persons depositing or withdrawing shares or ADS holders must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	• Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

• Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$.05 (or less) per ADS	• Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders

$.05 (or less) per ADSs per calendar year	• Depositary services

Registration or transfer fees	• Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)

• converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	• As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary

The fees described above may be amended from time to time.

PART II

Item 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

For the period from the effective date of the registration statement on Form F-1, as amended (File Number 333-183423) relating to the listing of 1,574,741 ADSs, representing 22,046,374 Class A ordinary shares, on September 20, 2012 to December 31, 2012, we did not incur any expenses in connection with the distribution and listing of the ADSs, as we did not receive any net proceeds from the distribution or listing.

Item 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2012. Based on that evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures as of December 31, 2012 were not effective solely as a result of the material weaknesses in internal control over financial reporting as described below and in “Item 3. Key Information. D—Risk Factors.”

Management’s Annual Report on Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies.

Attestation Report of the Registered Public Accounting Firm

This annual report does not include a report of an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the SEC for emerging growth companies.

Changes in Internal Controls Over Financial Reporting

As described above and in “Item 3: Key Information—D. Risk Factors,” there were one material weakness identified in our internal control over financial reporting related to insufficient personnel with U.S. GAAP expertise in the preparation and review of the financial statements and related disclosures in accordance with U.S. GAAP and SEC reporting requirements. In connection with the audit of our consolidated financial statements for the year ended December 31, 2012, we and our independent registered public accounting firm determined that the above-mentioned material weaknesses in our internal control over financial reporting continue to exist.

We have undertaken certain remedial steps to address the material weakness. For example, we have (i) provided and continue to provide additional training for our new and existing personnel by expanding the training program on U.S. GAAP financial statement preparation and financial reporting and (ii) established an audit committee to oversee the accounting and financial reporting processes as well as external audits of our group. We hired several senior accounting personnel in 2011, including our chief financial officer, our financial controller and our finance manager in May, January and July 2011, respectively. In addition, in December 2012 we hired an internal audit manager.

Item 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Ms. Estella Yi Kum Ng qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F. Ms. Estella Yi Kum Ng and Mr. Chen-Wen Tarn satisfy the “independence” requirements of Section 5605(a)(2) of the Nasdaq Listing Rules and under Rule 10A-3 under the Exchange Act.

Item 16B.	CODE OF ETHICS

Our board of directors has adopted a code of ethics that applies to our directors, officers, employees and agents, including certain provisions that specifically apply to our chief executive officer, chief financial officer, chief operating officer, chief technology officer, vice presidents and any other persons who perform similar functions for us. We have filed our code of business conduct and ethics as Exhibit 99.6 of our registration statement on Form F-1 (file No. 333-183423) filed with the SEC on August 20, 2012 and posted the code on our website http://www.cmge.com. We hereby undertake to provide to any person without charge, a copy of our code of business conduct and ethics within ten working days after we receive such person’s written request.

Item 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Ernst & Young Hua Ming LLP, our principal external auditors, for the periods indicated.

	2011	2012
	RMB	RMB	US$
Audit fees(1)	1,745	1,580	254
Audit-related fees(2)	—	1,196	192
Tax fees(3)	—	—	—
All other fees	—	—	—

(1)	“Audit fees” means the aggregate fees billed for each of the fiscal years for professional services rendered by our principal accountant for the audit of our annual financial statements.
(2)	“Audit-related fees” means the aggregate fees billed in each of the fiscal years for interim review and agreed-upon procedures performed in relation to interim financial information.
(3)	“Tax fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for tax compliance, tax advice, and tax planning.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by Ernst & Young Hua Ming LLP, including audit services, audit-related services, tax services and other services as described above.

Item 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

The Company relies on an exemption in connection with its initial public offering pursuant to Rule 10A-3(b)(1)(iv)(A) of the Exchange Act in connection with Mr. Hendrick Sin’s membership on the audit committee.

The Nasdaq Listing Rules mandated by Rule 10A-3(b) of the Exchange Act require, among other things, that each member of the audit committee be independent. Pursuant to Rule 10A-3(b)(1)(iv)(A) of the Exchange Act, a company is permitted to phase in its compliance with the independent committee requirements as follows: (1) one independent member at the time of listing; (2) a majority of independent members within 90 days of listing; and (3) all independent members within one year of listing.

Immediately after our listing on the Nasdaq Global Market, our audit committee consisted of Mr. Hendrick Sin, Ms. Estella Yi Kum Ng and Mr. Chen-Wen Tarn. In accordance with the exemption permitted by Rule 10A-3(b)(1)(iv)(A), Ms. Estella Yi Kum Ng and Mr. Chen-Wen Tarn met the independence standards of Section 5605(a)(2) of the Nasdaq Listing Rules and satisfied the criteria for independence set forth in Section 10A(m)(3) of the Exchange Act. We are currently in the process of locating one independent audit committee members so that we will have three independent audit committee members upon the first anniversary of our initial public offering. Accordingly, as required by Rule 10A-3(b)(1)(iv)(A), within one year from the date of effectiveness of our Registration Statement on Form F-1 we intend for all members of our audit committee to qualify as independent members of the audit committee.

We do not believe that our reliance on the temporary exemption permitted by Rule 10A-3(b)(1)(iv)(A) materially adversely affects the ability of our audit committee to act independently or to satisfy the requirements of Rule 10A-3 under the Exchange Act.

Item 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

Item 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

Item 16G.	CORPORATE GOVERNANCE

We are incorporated in the Cayman Islands and our corporate governance practices are governed by applicable Cayman Islands law. In addition, because our ADSs are listed on the Nasdaq Global Market, we are subject to corporate governance requirements of the Nasdaq. However, Nasdaq Marketplace Rule 5615(a)(3) permits foreign private issuers like us to follow “home country practice” with respect to certain corporate governance matters, and we may decide to follow the “home country practice” on a case-by-case basis. We are committed to a high standard of corporate governance and endeavor to comply with most of the Nasdaq corporate governance practices. We believe that we are currently in compliance with the NASDAQ corporate governance practices.

Item 16H.	MINE SAFETY DISCLOSURE

Not Applicable.

PART III

Item 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

Item 18.	FINANCIAL STATEMENTS

The consolidated financial statements of China Mobile Games and Entertainment Group Limited, its subsidiaries and its variable interest entity are included at the end of this annual report.

Item 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Second Amended and Restated Memorandum and Articles of Association of China Mobile Games and Entertainment Group Limited (incorporated by reference to Exhibit 3.2 from our F-1 registration statement (File No. 333-183423), as amended, initially filed publicly with the Commission on August 20, 2012)

2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3)

2.2	Registrant’s Specimen Certificate for ordinary shares (incorporated by reference to Exhibit 4.2 from our F-1 registration statement (File No. 333-183423), as amended, initially filed publicly with the Commission on August 20, 2012)

2.3	Form of Deposit Agreement, among China Mobile Games and Entertainment Group Limited, the depositary and holder of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 from our F-1 registration statement (File No. 333-183423), as amended, initially filed publicly with the Commission on August 20, 2012)

4.1	Form of Employment Agreement (incorporated by reference to Exhibit 10.1 from our F-1 registration statement (File No. 333-183423), as amended, initially filed publicly with the Commission on August 20, 2012)

4.2	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.2 from our F-1 registration statement (File No. 333-183423), as amended, initially filed publicly with the Commission on August 20, 2012)

4.3	English translation of Supplementary Agreement to Technology Services Agreement between Guangzhou Yitongtianxia Software Development Co., Ltd. and Guangzhou Yingzheng Information Technology Co., Ltd. dated December 30, 2011 (incorporated by reference to Exhibit 10.18 from our F-1 registration statement (File No. 333-183423), as amended, initially filed publicly with the Commission on August 20, 2012)

4.4	English translation of Supplementary Agreement to Loan Agreement among Guangzhou Yitongtianxia Software Development Co., Ltd., Yongchao Wang, De Liang and Feng Zheng dated December 30, 2011 (incorporated by reference to Exhibit 10.25 from our F-1 registration statement (File No. 333-183423), as amended, initially filed publicly with the Commission on August 20, 2012)

4.5	English translation of Supplementary Agreement between Guangzhou Yitongtianxia Software Development Co., Ltd., Guangzhou Yingzheng Information Technology Co., Ltd., Yongchao Wang, De Liang and Feng Zheng dated August 23, 2011 (incorporated by reference to Exhibit 10.27 from our F-1 registration statement (File No. 333-183423), as amended, initially filed publicly with the Commission on August 20, 2012)

Exhibit Number	Description of Document

4.6	English translation of Supplementary Agreement between 3GUU Mobile Entertainment Industrial Co., Ltd. and Guangzhou Yingzheng Information Technology Co., Ltd. dated December 16, 2011 (incorporated by reference to Exhibit 10.29 from our F-1 registration statement (File No. 333-183423), as amended, initially filed publicly with the Commission on August 20, 2012)

4.7	English translation of Agreement on Issues regarding Shareholder Voting Proxy among Guangzhou Yingzheng Information Technology Co., Ltd., Guangzhou Yitongtianxia Software Development Co., Ltd., 3GUU Mobile Entertainment Industrial Co., Ltd., Yongchao Wang, Feng Zheng and De Liang dated December 16, 2011 (incorporated by reference to Exhibit 10.30 from our F-1 registration statement (File No. 333-183423), as amended, initially filed publicly with the Commission on August 20, 2012)

4.8	English translation of Cooperation Agreement, as amended, for Mobile Phone Game Product Preinstalling Technology (Profit Sharing Mode) between Shenzhen Ouyinhua Information Consulting Co., Ltd. and Huiyou Digital (Shenzhen) Co., Ltd. dated August 23, 2011 (incorporated by reference to Exhibit 10.33 from our F-1 registration statement (File No. 333-183423), as amended, initially filed publicly with the Commission on August 20, 2012)

4.9*	English translation of Technological Cooperation Agreement for Mobile Games Promotion between Shenzhen Ouyinhua Information Consulting Co., Ltd. and Huiyou Digital (Shenzhen) Co., Ltd. dated October 1, 2012

4.10*	English translation of Supplementary Agreement on Payment of Cooperation Amount between Shenzhen Ouyinhua Information Consulting Co., Ltd. and Huiyou Digital (Shenzhen) Co., Ltd. dated October 1, 2012

4.11	English translation of Cooperation Agreement between Huiyou Digital (Shenzhen) Ltd. and Guangzhou Yingzheng Information Technology Co., Ltd. dated August 22, 2011 (incorporated by reference to Exhibit 10.34 from our F-1 registration statement (File No. 333-183423), as amended, initially filed publicly with the Commission on August 20, 2012)

4.12	Share Swap Agreement among King Reach Limited, Greatfaith Group Limited, VODone Limited and China Mobile Games and Entertainment Group Limited dated August 23, 2011 (incorporated by reference to Exhibit 10.35 from our F-1 registration statement (File No. 333-183423), as amended, initially filed publicly with the Commission on August 20, 2012)

4.13	Share Mortgage Agreement and Amendment Deed among King Reach Limited, Greatfaith Group Limited, Allstrong Investments Limited, and VODone Limited dated August 23, 2011 relating to the Share Purchase Agreement made by and entered between King Reach Limited, Great Faith Group Limited, All Strong Investments Limited, and VODone Limited dated October 9, 2009 (incorporated by reference to Exhibit 10.36 from our F-1 registration statement (File No. 333-183423), as amended, initially filed publicly with the Commission on August 20, 2012)

4.14	Share Swap Agreement among Dragon Joyce Limited and China Mobile Games and Entertainment Group Limited dated August 23, 2011 (incorporated by reference to Exhibit 10.37 from our F-1 registration statement (File No. 333-183423), as amended, initially filed publicly with the Commission on August 20, 2012)

Exhibit Number	Description of Document

4.15	Deed of Release among King Reach Limited, Greatfaith Group Limited, Allstrong Investments Limited, VODone Limited and Dragon Joyce Limited dated August 23, 2011 in connection with the Share Pledge dated October 9, 2009 and as amended by the Supplemental Share Pledge dated October 21, 2009 made by and entered between King Reach Limited, Greatfaith Group Limited, Allstrong Investments Limited, VODone Limited and Dragon Joyce Limited (incorporated by reference to Exhibit 10.38 from our F-1 registration statement (File No. 333-183423), as amended, initially filed publicly with the Commission on August 20, 2012)

4.16	Share Swap Agreement among OWX Holding Co. Ltd. and China Mobile Games and Entertainment Group Limited dated August 23, 2011 (incorporated by reference to Exhibit 10.39 from our F-1 registration statement (File No. 333-183423), as amended, initially filed publicly with the Commission on August 20, 2012)

4.17	Share Swap Agreement among Realphone Technology Co., Ltd., VODone Limited and China Mobile Games and Entertainment Group Limited dated August 23, 2011 (incorporated by reference to Exhibit 10.40 from our F-1 registration statement (File No. 333-183423), as amended, initially filed publicly with the Commission on August 20, 2012)

4.18	Share Mortgage Agreement among Realphone Technology Co., Ltd and VODone Limited dated August 23, 2011 (incorporated by reference to Exhibit 10.41 from our F-1 registration statement (File No. 333-183423), as amended, initially filed publicly with the Commission on August 20, 2012)

4.19	Amendment Deed among OWX Holding Co. Ltd, Bright Way Technology (Hong Kong) Limited, Realphone Technology Co., Ltd and OWX Hong Kong Limited dated August 23, 2011 relating to the Asset Purchase Agreement dated September 30, 2010 made by and entered among OWX Hong Kong Limited, Bright Way Technology (Hong Kong) Limited, Yixun Kuang and Zhenning Hu as amended by the deed of novation dated October 11, 2010 and the second deed of novation dated December 20, 2010 (incorporated by reference to Exhibit 10.42 from our F-1 registration statement (File No. 333-183423), as amended, initially filed publicly with the Commission on August 20, 2012)

4.20	Deed of Release between Realphone Technology Co., Ltd and VODone Limited dated August 23, 2011 in connection with the Share Pledge dated September 30, 2011 made by and between Yixun Kuang and Zhenning Hu as amended by the supplemental agreement dated October 11, 2010 and the deed of novation dated December 20, 2010 (incorporated by reference to Exhibit 10.43 from our F-1 registration statement (File No. 333-183423), as amended, initially filed publicly with the Commission on August 20, 2012)

4.21	Share Swap Agreement between Action King Limited, Trilogic Investments Limited, China Mobile Games and Entertainment Group Limited and VODone Limited dated August 23, 2011 (incorporated by reference to Exhibit 10.44 from our F-1 registration statement (File No. 333-183423), as amended, initially filed publicly with the Commission on August 20, 2012)

4.22	Share Mortgage Agreement among Trilogic Investments Limited and VODone Limited dated August 23, 2011 (incorporated by reference to Exhibit 10.45 from our F-1 registration statement (File No. 333-183423), as amended, initially filed publicly with the Commission on August 20, 2012)

Exhibit Number	Description of Document

4.23	Amendment Deed among Trilogic Investments Limited, CMHJ Technology Fund II, L.P., Natixis Ventech China AB, Action King Limited, 3GUU Mobile Entertainment Industrial Co., Ltd, Yongchao Wang, Feng Zheng, De Liang and VODone Limited dated August 23, 2011 relating to the Share Purchase Agreement dated December 29, 2010 made and entered between Trilogic Investments Limited, CMHJ Technology Fund II, L.P., Natixis Ventech China AB, Action King Limited, 3GUU Mobile Entertainment Industrial Co., Ltd, Yongchao Wang, Feng Zheng, De Liang and VODone Limited (incorporated by reference to Exhibit 10.46 from our F-1 registration statement (File No. 333-183423), as amended, initially filed publicly with the Commission on August 20, 2012)

4.24	Share Option Scheme (incorporated by reference to Exhibit 10.47 from our F-1 registration statement (File No. 333-183423), as amended, initially filed publicly with the Commission on August 20, 2012)

4.25	Form of Amended and Restated Subscription Agreement between China Mobile Games and Entertainment Group Limited and directors or executive officers (incorporated by reference to Exhibit 10.48 from our F-1 registration statement (File No. 333-183423), as amended, initially filed publicly with the Commission on August 20, 2012)

4.26	Non-compete Agreement between China Mobile Games and Entertainment Group Limited and VODone Limited dated October 21, 2011 (incorporated by reference to Exhibit 10.49 from our F-1 registration statement (File No. 333-183423), as amended, initially filed publicly with the Commission on August 20, 2012)

4.27	Amendment to Non-compete Agreement between China Mobile Games and Entertainment Group Limited and VODone Limited dated August 15, 2012 (incorporated by reference to Exhibit 10.50 from our F-1 registration statement (File No. 333-183423), as amended, initially filed publicly with the Commission on August 20, 2012)

4.28	Administrative Services Agreement between VODone Limited and China Mobile Games and Entertainment Group Limited dated October 21, 2011 (incorporated by reference to Exhibit 10.51 from our F-1 registration statement (File No. 333-183423), as amended, initially filed publicly with the Commission on August 20, 2012)

4.29	English translation of SP Cooperation Agreement Regarding China Mobile Cellphone Game Business between China Mobile Group, Jiangsu Co. Ltd. and Guangzhou Yingzheng Information Technology Co., Ltd. dated December 20, 2011 (incorporated by reference to Exhibit 10.54 from our F-1 registration statement (File No. 333-183423), as amended, initially filed publicly with the Commission on August 20, 2012)

4.30	Share Purchase Agreement among VODone Limited, China Mobile Games and Entertainment Group Limited, Core Tech Resources Inc., MediaTek Inc. and PVG Venture Capital Partners (Wuxi), Limited Partnership dated March 21, 2012 (incorporated by reference to Exhibit 10.55 from our F-1 registration statement (File No. 333-183423), as amended, initially filed publicly with the Commission on August 20, 2012)

4.31	English translation of Supplemental Payment Agreement between Guangzhou Yitongtianxia Software Development Co., Ltd. and VODone Datamedia Technology Co. Ltd. dated June 18, 2012 (incorporated by reference to Exhibit 10.57 from our F-1 registration statement (File No. 333-183423), as amended, initially filed publicly with the Commission on August 20, 2012)

4.32	English translation of Exclusive Business Support Agreement between Guangzhou Yitongtianxia Software Development Co., Ltd. and VODone Datamedia Technology Co. Ltd. dated June 18, 2012 (incorporated by reference to Exhibit 10.58 from our F-1 registration statement (File No. 333-183423), as amended, initially filed publicly with the Commission on August 20, 2012)

Exhibit Number	Description of Document

8.1*	Subsidiaries of China Mobile Games and Entertainment Group Limited

11.1	Code of Business Conduct and Ethics of China Mobile Games and Entertainment Group Limited (incorporated by reference to Exhibit 99.6 from our F-1 registration statement (File No. 333-183423), as amended, initially filed publicly with the Commission on August 20, 2012)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Ernst & Young Hua Ming LLP, an independent registered public accounting firm

15.2*	Consent of Guantao Law Firm

*	Filed with this annual report on Form 20-F.
**	Furnished with this Form 20-F.

SIGNATURES

China Mobile Games and Entertainment Group Limited hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

China Mobile Games and Entertainment Group Limited

By:	/s/ Ken Jian Xiao
Name: Ken Jian Xiao
Title: Chief Executive Officer

Date: April 26, 2013

CHINA MOBILE GAMES AND ENTERTAINMENT GROUP LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of China Mobile Games and Entertainment Group Limited

We have audited the accompanying consolidated balance sheets of China Mobile Games and Entertainment Group Limited (the “Company”) as of December 31, 2012 and 2011, and the related consolidated statements of comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of China Mobile Games and Entertainment Group Limited as of December 31, 2012 and 2011, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young Hua Ming LLP

Shenzhen, the People’s Republic of China

April 26, 2013

CHINA MOBILE GAMES AND ENTERTAINMENT GROUP LIMITED

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”),

except for number of shares)

		As of December 31,
	Notes	2011	2012	2012
		RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents		187,237	128,736	20,664
Short-term investments		—	45,000	7,223
Accounts receivable	5	56,121	41,726	6,697
Inventories	6	2,103	2,359	379
Prepayments and other current assets	7	24,966	37,386	6,001
Amounts due from related parties	19	1,349	—	—
Deferred tax assets	17	1,491	262	42

Total current assets		273,267	255,469	41,006

Non-current assets:
Property and equipment, net	8	5,435	4,814	773
Goodwill	9	598,358	564,841	90,663
Intangible assets, net	10	70,101	42,998	6,902
Prepayments	11	—	28,600	4,590
Deferred initial public offering costs	13	2,010	—	—
Deferred tax assets	17	916	129	21
Other non-current assets		343	343	55

Total non-current assets		677,163	641,725	103,004

TOTAL ASSETS		950,430	897,194	144,010

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable (including accounts payable of the variable interest entity (“VIE”) without recourse to China Mobile Games and Entertainment Group Limited of RMB1,332 and RMB719 (US$115) as of December 31, 2011 and 2012, respectively)		9,150	3,689	592
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the VIE without recourse to China Mobile Games and Entertainment Group Limited of RMB5,020 and RMB7,352 (US$1,180) as of December 31, 2011 and 2012, respectively)	12	17,577	19,597	3,145
Deferred revenue (including deferred revenue of the VIE without recourse to China Mobile Games and Entertainment Group Limited primary beneficiary of RMB876 and RMB1,597 (US$256) as of December 31, 2011 and 2012, respectively)		3,894	1,697	272
Income tax payable (including income tax payable of the VIE without recourse to China Mobile Games and Entertainment Group Limited of RMB237 and nil as of December 31, 2011 and 2012, respectively)		11,115	76	13
Dividends payable		63,000	—	—
Amounts due to related parties	19	6,542	991	159

Total current liabilities		111,278	26,050	4,181

Non-current liabilities:
Unrecognized tax benefits (including unrecognized tax benefits of the VIE without recourse to China Mobile Games and Entertainment Group Limited of RMB4,315 and RMB4,233 (US$679) as of December 31, 2011 and 2012, respectively)	17	27,844	21,944	3,522
Deferred tax liabilities	17	12,580	7,844	1,259
Other non-current liabilities (including other non-current liabilities of the VIE without recourse to China Mobile Games and Entertainment Group Limited of RMB2,150 and RMB2,150 (US$345) as of December 31, 2011 and 2012, respectively)		2,550	2,150	345

Total non-current liabilities		42,974	31,938	5,126

Total liabilities		154,252	57,988	9,307

Commitments and contingencies	21

CHINA MOBILE GAMES AND ENTERTAINMENT GROUP LIMITED

CONSOLIDATED BALANCE SHEETS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”),

except for number of shares)

		As of December 31,
	Notes	2011	2012	2012
		RMB	RMB	US$
Mezzanine equity:
Contingently redeemable ordinary shares (US$0.001 par value, 26,485,961 shares authorized; nil and 26,485,961 shares issued and outstanding as of December 31, 2011 and 2012, respectively; aggregate liquidation preference and redemption amount of RMB75,899 and RMB76,858 as of December 31, 2012, respectively)	14	—	76,858	12,337
Shareholders’ equity:
Class A ordinary shares (US$0.001 par value, 750,000,000 shares authorized; 113,112,458 and 113,577,208 shares issued and outstanding as of December 31, 2011 and 2012, respectively)	15	724	727	116
Class B ordinary shares (US$0.001 par value, 250,000,000 shares authorized; 189,617,092 and 189,617,092 shares issued and outstanding as of December 31, 2011 and 2012, respectively)	15	1,213	1,213	195
Additional paid-in capital		709,815	726,200	116,564
Retained earnings		84,853	34,563	5,548
Accumulated other comprehensive loss	15	(427)	(420)	(67)

Total China Mobile Games and Entertainment Group Limited’s equity		796,178	762,283	122,356
Noncontrolling interests		—	65	10

Total shareholders’ equity		796,178	762,348	122,366

TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY		950,430	897,194	144,010

The accompanying notes are an integral part of the consolidated financial statements.

CHINA MOBILE GAMES AND ENTERTAINMENT GROUP LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”),

except for number of shares and per share data)

		For the Years Ended December 31,
	Notes	2010	2011	2012	2012
		RMB	RMB	RMB	US$
Net revenues (a)
Games		110,071	204,794	172,185	27,638
Handset design		15,340	38,694	15,408	2,472

Total net revenues	22	125,411	243,488	187,593	30,110

Cost of revenues (b)
Games		(32,827)	(79,311)	(74,878)	(12,019)
Handset design		(10,083)	(29,037)	(16,852)	(2,705)

Total cost of revenues	22	(42,910)	(108,348)	(91,730)	(14,724)

Gross profit		82,501	135,140	95,863	15,386
Operating expenses:
Selling expenses		(952)	(7,561)	(15,838)	(2,542)
General and administrative expenses		(11,817)	(16,263)	(35,633)	(5,719)
Research and development expenses		(8,377)	(24,566)	(35,071)	(5,629)
Impairment of goodwill	9	—	—	(33,517)	(5,380)
Impairment of intangible assets	10	—	—	(10,910)	(1,751)
Listing expenses	13	—	—	(17,307)	(2,778)

Total operating expenses		(21,146)	(48,390)	(148,276)	(23,799)

Operating income (loss)		61,355	86,750	(52,413)	(8,413)
Interest income		70	927	1,474	237
Other income		—	293	451	72
Changes in fair value of contingently returnable consideration assets	2	(2,065)	39,446	27,326	4,386

Income (loss) before income taxes and noncontrolling interests		59,360	127,416	(23,162)	(3,718)
Income tax (expense) benefit	17	(18,647)	35,927	8,689	1,395

Net income (loss)		40,713	163,343	(14,473)	(2,323)

Accretion of contingently redeemable ordinary shares	14	—	—	(3,023)	(485)
Net income (loss) attributable to shareholders		40,713	163,343	(17,496)	(2,808)

Net income (loss) attributable to noncontrolling interests		12,215	11,837	(135)	(22)
Net income (loss)attributable to China Mobile Games and Entertainment Group Limited’s ordinary shareholders		28,498	151,506	(17,361)	(2,786)

Other comprehensive (loss) income:
Foreign currency translation adjustments		(111)	(278)	7	1

Other comprehensive (loss) income		(111)	(278)	7	1

Comprehensive income (loss)		40,602	163,065	(17,489)	(2,807)

Comprehensive income (loss) attributable to noncontrolling interests		12,181	11,908	(135)	(22)
Comprehensive income (loss) attributable to China Mobile Games and Entertainment Group Limited’s ordinary shareholders		28,421	151,157	(17,354)	(2,785)

Earnings (loss) per share for Class A and Class B ordinary shares:
Basic	23	0.13	0.62	(0.06)	(0.01)
Diluted	23	0.13	0.62	(0.06)	(0.01)
Weighted average number of Class A and Class B ordinary shares outstanding in computing:
Basic	23	212,500,000	244,594,415	302,853,059	302,853,059
Diluted	23	212,500,000	244,594,415	302,853,059	302,853,059
(a) Net revenues from related parties
Games		60,352	13,752	—	—
Handset design		298	—	—	—

Total net revenues from related parties		60,650	13,752	—	—

(b) Cost of revenues to related parties
Handset design		(1,454)	(774)	—	—

The accompanying notes are an integral part of the consolidated financial statements.

CHINA MOBILE GAMES AND ENTERTAINMENT GROUP LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”))

	For the Years Ended December 31,
	2010	2011	2012	2012
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net income (loss)	40,713	163,343	(14,473)	(2,323)
Adjustments to reconcile net income to net cash generated from operating activities:
Depreciation of property and equipment	218	1,584	2,462	395
Amortization of intangible assets	10,499	19,686	23,583	3,785
Amortization of non-current prepayments	—	—	1,400	225
Loss on disposal of property and equipment	29	5	4	1
Loss on disposal of intangible assets	—	—	275	44
Impairment of intangible assets	—	—	10,910	1,751
Impairment of goodwill	—	—	33,517	5,380
Share-based compensation expenses	6,853	815	14,075	2,259
Listing expenses	—	—	17,307	2,778
Acquisition-related costs paid by shareholder	910	—	—	—
Write-off of obsolete inventories	—	—	669	107
Write-off of accounts receivable	—	—	553	89
Changes in fair value of contingently returnable consideration assets	2,065	(39,446)	(27,326)	(4,386)
Deferred tax benefit	(2,946)	(55,221)	(2,720)	(437)
Changes in operating assets and liabilities:
Accounts receivable	(16,790)	(19,108)	13,842	2,223
Prepayments and other current assets	(309)	(3,446)	(622)	(100)
Inventories	(2,126)	23	(925)	(148)
Amounts due from related parties	(782)	16,603	1,349	217
Accounts payable	4,185	(3,254)	(5,461)	(877)
Amounts due to related parties	5,828	494	(5,551)	(891)
Income tax payable	2,913	7,985	(11,039)	(1,772)
Accrued expenses and other current liabilities	3,420	7,275	3,632	583
Unrecognized tax benefits	17,156	6,679	(5,449)	(875)
Deferred revenue	—	3,894	(2,197)	(353)
Other non-current liabilities	—	550	—	—

Net cash generated from operating activities	71,836	108,461	47,815	7,675

Cash flows from investing activities:
Cash acquired from business acquisitions	26,997	—	—	—
Loan to a third party	—	—	(3,040)	(488)
Acquisition of property and equipment	(341)	(5,023)	(1,845)	(295)
Acquisition of intangible assets	—	(11,570)	(7,666)	(1,231)
Prepayment for an intangible asset	—	—	(2,500)	(401)
Prepayments for non-current assets (Note 11)	—	—	(30,000)	(4,815)
Receivables from game developers	—	—	(10,000)	(1,606)
Purchase of short-term investments	—	—	(45,500)	(7,303)
Maturity of short-term investments	—	—	500	80
Proceeds from disposal of property and equipment	—	9	—	—

The accompanying notes are an integral part of the consolidated financial statements.

CHINA MOBILE GAMES AND ENTERTAINMENT GROUP LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”))

	For the Years Ended December 31,
	2010	2011	2012	2012
	RMB	RMB	RMB	US$
Net cash generated from (used in) investing activities	26,656	(16,584)	(100,051)	(16,059)

Cash flows from financing activities:
Dividends paid	—	(8,400)	(63,000)	(10,112)
Proceeds from issuance of contingently redeemable ordinary shares	—	—	75,648	12,142
Capital contribution from noncontrolling interests	—	—	200	31
Payment of insurance costs of contingently redeemable ordinary shares	—	—	(1,813)	(290)
Payment of listing expenses	—	—	(17,307)	(2,778)

Net cash used in financing activities	—	(8,400)	(6,272)	(1,007)

Exchange rate effect on cash and cash equivalents	(111)	(278)	7	1

Net increase (decrease) in cash and cash equivalents	98,381	83,199	(58,501)	(9,390)
Cash and cash equivalents, beginning of the year	5,657	104,038	187,237	30,054

Cash and cash equivalents, end of the year	104,038	187,237	128,736	20,664

Supplemental disclosure of cash flows information:
Income taxes paid	1,497	4,001	11,192	1,796

Business acquisitions completed by the controlling shareholder and contributed to the Group	275,879	—	—	—

Non-cash activities:
Acquisition of noncontrolling interests	—	208,396	—	—

Dividend declared but not paid	—	63,000	—	—

Deemed dividend to VODone Limited (“VODone”)	—	30,278	32,929	5,285

The accompanying notes are an integral part of the consolidated financial statements.

CHINA MOBILE GAMES AND ENTERTAINMENT GROUP LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares)

	Total China Mobile Games and Entertainment Group Limited’s equity
	Number of shares		Ordinary shares	Additional paid-in capital	Retained earnings	Accumulated other comprehensive loss	Noncontrolling interests	Total shareholders’ equity
	Class A	Class B
			RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2009	22,882,908	189,617,092	1,434	217,465	6,527	—	85,795	311,221
Net income for the year	—	—	—	—	28,498	—	12,215	40,713
Other comprehensive loss	—	—	—	—	—	(78)	(33)	(111)
Share-based compensation expenses	—	—	—	6,853	—	—	—	6,853
Shareholder contribution for acquisition of subsidiaries	—	—	—	276,789	—	—	98,511	375,300

Balance as of December 31, 2010	22,882,908	189,617,092	1,434	501,107	35,025	(78)	196,488	733,976

Net income for the year	—	—	—	—	151,506	—	11,837	163,343
Other comprehensive loss	—	—	—	—	—	(349)	71	(278)
Deemed dividend to VODone	—	—	—	—	(30,278)	—	—	(30,278)
Dividend declared	—	—	—	—	(71,400)	—	—	(71,400)
Share-based compensation expenses	229,550	—	1	814	—	—	—	815
Acquisition of noncontrolling interests	90,000,000	—	502	207,894	—	—	(208,396)	—

Balance as of December 31, 2011	113,112,458	189,617,092	1,937	709,815	84,853	(427)	—	796,178

Net income for the year	—	—	—	—	(14,338)	—	(135)	(14,473)
Other comprehensive income	—	—	—	—	—	7	—	7
Accretion of contingently redeemable ordinary shares	—	—	—	—	(3,023)	—	—	(3,023)
Deemed dividend to VODone	—	—	—	2,313	(32,929)	—	—	(30,616)
Capital contribution from noncontrolling interests	—	—	—	—	—	—	200	200
Share-based compensation expenses	—	—	—	14,075	—	—	—	14,075
Exercise of share-based awards	464,750	—	3	(3)	—	—	—	—

Balance as of December 31, 2012	113,577,208	189,617,092	1,940	726,200	34,563	(420)	65	762,348

Balance as of December 31, 2012 in US$	113,577,208	189,617,092	311	116,564	5,548	(67)	10	122,366

The accompanying notes are an integral part of the consolidated financial statements.

CHINA MOBILE GAMES AND ENTERTAINMENT GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”), U.S. Dollars (“US$”) and Hong Kong Dollars (“HK$”),

except for number of shares and per share data)

1. ORGANIZATION AND BASIS OF PRESENTATION

China Mobile Games and Entertainment Group Limited (the “Company”) was incorporated as an exempted company with limited liability in the Cayman Islands on January 20, 2011 by VODone, a company listed on the Main Board of the Stock Exchange of Hong Kong Limited (the “HK Stock Exchange”). The Company is considered a foreign entity under the laws of the People’s Republic of China (the “PRC”). On September 25, 2012, the Company completed a listing on the Nasdaq Global Market (the “Listing”), with each offered American depositary share (“ADS”) representing fourteen Class A ordinary shares of the Company.

The Company does not conduct any substantive operations on its own but instead conducts its primary business operations through its subsidiaries and a variable interest entity (“VIE”), which are all located in the PRC and Hong Kong. The Company, its subsidiaries and the VIE are hereinafter collectively referred to as the “Group”. The Group is principally engaged in the development, operation and sale of mobile phone games as well as the provision of handset design products and services. The Company’s principal geographic market is in the PRC.

The Company’s mobile phone games and handset design businesses were acquired through three separate transactions (the “Acquired Businesses”) completed by VODone and its subsidiaries: (i) the acquisition of 70% equity interest in Dragon Joyce Limited (“Dragon Joyce”) and its subsidiaries on October 27, 2009 by VODone, (ii) the acquisitions of operating assets of Bright Way Technology (Hong Kong) Limited (“Bright Way”) and Shenzhen Tastech Electronic Co. Ltd. (“Tastech”) on October 11, 2010 by two subsidiaries of OWX Holding Co. Ltd. (“OWX Holding”), a 70% owned subsidiary of VODone, and (iii) the acquisition of 70% equity interest in 3GUU Mobile Entertainment Industrial Co. Ltd. (“3GUU BVI”) and its subsidiaries on December 31, 2010 by Action King Limited (“Action King”), a wholly-owned subsidiary of VODone. Details of each acquisition are disclosed in Note 4. The Acquired Businesses were operated by VODone from their respective acquisition date to the date of the Group’s reorganization on August 23, 2011 (the “Reorganization”).

Reorganization transactions

In preparation for its planned initial public offering (“IPO”), the following transactions were undertaken to reorganize the legal structure of the Group. On August 23, 2011, pursuant to a series of share swap agreements, the Company issued (i) 106,500,000 new ordinary shares to Dragon Joyce to acquire Dragon Joyce’s equity interest in its subsidiaries (the “Dragon Joyce Group”), (ii) 43,500,000 new ordinary shares to OWX Holding to acquire OWX Holding’s equity interest in its subsidiaries (the “OWX Group”), (iii) 59,999,000 new ordinary shares to Action King to acquire Action King’s equity interests in 3GUU BVI and its subsidiaries (the “3GUU Group”), and (iv) 90,000,000 new ordinary shares to the noncontrolling interest holders of Dragon Joyce, OWX Holding and 3GUU BVI to acquire their equity interests in the Dragon Joyce Group, the OWX Group and the 3GUU Group, respectively. As a result of the Reorganization, the Company effectively acquired 70% and 30% of the equity interests in each of the Dragon Joyce Group, the OWX Group and the 3GUU Group from VODone and the noncontrolling interest holders, respectively. After the Reorganization, (i) Dragon Joyce, OWX Holding and Action King became wholly-owned subsidiaries of VODone and collectively own 70.2% of the equity interest in the Company whilst the former noncontrolling interest holders collectively own the remaining 29.8% equity interest of the Company; and (ii) the Dragon Joyce Group, the OWX Group and the 3GUU Group became wholly-owned subsidiaries of the Company. Dragon Joyce, OWX Holding and Action King were investment holding companies and had no operations since inception.

CHINA MOBILE GAMES AND ENTERTAINMENT GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”), U.S. Dollars (“US$”) and Hong Kong Dollars (“HK$”),

except for number of shares and per share data)

1. ORGANIZATION AND BASIS OF PRESENTATION (Continued)

Prior to the Reorganization, the Company, the Dragon Joyce Group, the OWX Group and the 3GUU Group had the same controlling shareholder in VODone. In substance, existing sister operating entities, namely the Dragon Joyce Group, the OWX Group and the 3GUU Group, have been reorganized as subsidiaries of the Company and the transaction was accounted for as a legal reorganization of entities under common control, in a manner similar to a pooling-of-interest. Accordingly, the assets and liabilities of the parties to the Reorganization have been stated at their historical amounts in the accompanying consolidated financial statements.

The Company accounted for the purchase of the remaining 30% equity interest of the Dragon Joyce Group, the OWX Group and the 3GUU Group from the noncontrolling interest holders on August 23, 2011 as an equity transaction in accordance with Accounting Standards Codification (“ASC”) topic 810 (“ASC 810”), Consolidation. The difference between the consideration paid by the Company to the noncontrolling interest holders and the carrying amount of the noncontrolling interest in the Dragon Joyce Group, the OWX Group and the 3GUU Group was recognized in additional paid-in capital.

On February 14, 2012, the Company established four wholly-owned subsidiaries in the British Virgin Islands, namely HYD Holding Limited, OWX Group Limited, OWX Development Limited and 3GUU Holding Limited, to act as intermediate investment holding companies for the Dragon Joyce Group, the OWX Group and the 3GUU Group. The Company directly owns 100% of the equity interests in HYD Holding Limited, OWX Group Limited and 3GUU Holding Limited, whilst OWX Group Limited owns 100% of the equity interest in OWX Development Limited. On March 23, 2012, the Company transferred (i) 100% of the equity interests in the Dragon Joyce Group to HYD Holding Limited; (ii) 100% of the equity interests in the OWX Group to OWX Development Limited; and (iii) 100% of the equity interests in the 3GUU Group to 3GUU Holding Limited. These transactions were accounted for as a legal reorganization of entities under common control.

VIE arrangement

Prior to being acquired by VODone on December 31, 2010, Guangzhou Yitongtianxia Software Development Co., Ltd. (“Yitongtianxia”), a wholly-owned subsidiary of 3GUU BVI, entered into a series of contractual arrangements (“VIE Arrangement”) with Guangzhou Yingzheng Information Technology Co., Ltd. (“Yingzheng”) and its shareholders on October 28, 2009, whereby Yitongtianxia obtained effective control over Yingzheng through (i) the ability to exercise all the rights of Yingzheng’s shareholders pursuant to the exclusive call option agreement, the equity pledge agreement and the agreement for voting proxies, (ii) the rights to absorb substantially all of the economic residual benefits pursuant to the exclusive management, technology services and market promotion agreement, the technology services agreement and two supplementary agreements and (iii) the obligation to fund all of the expected losses of Yingzheng pursuant to the loan agreement and a supplementary agreement. As a result, Yitongtianxia has been determined to be the primary beneficiary of Yingzheng. Accordingly, in accordance with SEC Regulation SX-3A-02 and ASC 810, the Company, through Yitongtianxia, has consolidated the operating results of Yingzheng from the date of acquisition of Yitongtianxia on December 31, 2010. As more fully described below, 3GUU BVI replaced Yitongtianxia as the primary beneficiary of Yingzheng on December 16, 2011. The reason for entering into the VIE Arrangement is to comply with PRC laws and regulations that (i) prohibit direct foreign control in companies involved in Internet content provision and telecommunication businesses and (ii) restrict an offshore company controlled or established by a PRC enterprise or natural person to acquire its PRC affiliates.

CHINA MOBILE GAMES AND ENTERTAINMENT GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”), U.S. Dollars (“US$”) and Hong Kong Dollars (“HK$”),

except for number of shares and per share data)

1. ORGANIZATION AND BASIS OF PRESENTATION (Continued)

The significant terms of the VIE Arrangement are listed below:

Exclusive call option agreement

Pursuant to the exclusive call option agreement among Yitongtianxia, Yingzheng and its shareholders, Yitongtianxia and its shareholders irrevocably granted Yitongtianxia, or its designated persons, an exclusive option to purchase, when and to the extent permitted under PRC law, part of or the entire equity interests of Yingzheng. The exercise price is the minimum price permitted by PRC law. The exclusive option agreement will remain effective until the exclusive option is exercised to purchase the entire equity interest of Yingzheng.

Equity pledge agreement

Pursuant to the equity pledge agreement between Yitongtianxia and Yingzheng’s shareholders, Yingzheng’s shareholders have pledged their entire equity interest in Yingzheng to Yitongtianxia to guarantee the performance of Yingzheng’s obligations under the exclusive technology services and market promotion agreement. If Yingzheng breaches its contractual obligations under the exclusive technology services and market promotion agreement, Yitongtianxia, as pledge, will be entitled to certain rights, including the right to sell the pledged equity interest. Yingzheng’s shareholders agreed not to transfer, sell, pledge, dispose of or otherwise create any new encumbrance on their equity interest in Yingzheng without the prior consent of Yitongtianxia. Unless Yitongtianxia terminates the agreement, the equity pledge agreement will remain effective until (i) Yingzheng fulfills all the obligations prescribed in the exclusive call option agreement, the exclusive management, technology services and market promotion agreement, the agreement for voting proxies and the loan agreement or (ii) Yitongtianxia acquires the entire equity interest of Yingzheng.

Exclusive technology services and market promotion agreement

Pursuant to the exclusive technology services and market promotion agreement between Yitongtianxia and Yingzheng, Yitongtianxia has the exclusive and irrevocable right to provide to Yingzheng various technology and market promotion services related to the mobile phone games business. In return, Yingzheng is required to pay Yitongtianxia a service fee in an amount as determined at the sole discretion of Yitongtianxia. Unless Yitongtianxia terminates the agreement, the exclusive technology services and market promotion agreement will remain effective until the dissolution of Yitongtianxia in accordance with the applicable PRC laws. Business taxes and value-added taxes relating to technology services and market promotion fees charged by Yitongtianxia are recorded as cost of revenues in the consolidated statements of comprehensive income.

Technology services agreement

Pursuant to the technology services agreement dated August 6, 2010 between Yitongtianxia and Yingzheng and the supplementary agreement dated January 6, 2011, Yitongtianxia agreed to provide Yingzheng with technology support and market promotion services related to Yingzheng’s smartphone games business. Yingzheng agreed to distribute 40% of its income generated from the game products developed under the technology services agreement, after deducting taxes and expenses, to Yitongtianxia on a monthly basis from August 6, 2010 to August 5, 2013. Upon expiration, the technology services agreement will be automatically renewed unless Yitongtianxia, in its sole discretion, disagrees.

CHINA MOBILE GAMES AND ENTERTAINMENT GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”), U.S. Dollars (“US$”) and Hong Kong Dollars (“HK$”),

except for number of shares and per share data)

1. ORGANIZATION AND BASIS OF PRESENTATION (Continued)

Agreement for voting proxies

Pursuant to the agreement for voting proxies among Yitongtianxia, Yingzheng and its shareholders, Yingzheng’s shareholders irrevocably assign their full voting rights in Yingzheng to Yitongtianxia. Yingzheng’s shareholders entrusted Yitongtianxia their rights to attend shareholders’ meetings and to vote on their behalf on all of the matters that require shareholders’ approval. Unless Yitongtianxia terminates the agreement, the agreement for voting proxies will remain effective in the same effective period as the exclusive call option agreement, the equity pledge agreement, the exclusive technology services and market promotion agreement and the loan agreement. On December 16, 2011, Yitongtianxia re-assigned the rights underlying the agreement for voting proxies to 3GUU BVI as more fully described below.

Loan agreement

Pursuant to the loan agreement between Yitongtianxia and Yingzheng’s shareholders, Yitongtianxia extended loans of an aggregate principal amount of RMB20,000 to Yingzheng’s shareholders to enable them to pay the registered capital of Yingzheng. Yingzheng’s shareholders will repay the loans by transferring their legal ownership in Yingzheng to Yitongtianxia when permitted by PRC law. The loan agreement is effective for 10 years and will automatically extend for another 10 years unless Yitongtianxia, in its sole discretion, disagrees. As of December 31, 2010, 2011 and 2012, Yingzheng’s shareholders have not drawn down any loans from Yitongtianxia.

Supplementary agreements

On December 30, 2010, Yitongtianxia entered into a supplementary agreement with Yingzheng and its shareholders to determine the calculation of management fee to be paid to Yitongtianxia. Pursuant to this supplementary agreement, Yingzheng has agreed to pay an annual management fee to Yitongtianxia based on annual revenue of Yingzheng minus actual operating costs, other costs of Yingzheng, which include fees paid under the technology services agreement, and taxes paid by Yingzheng.

On August 23, 2011, Yitongtianxia entered into a supplementary agreement with Yingzheng and its shareholders to memorialize certain terms previously agreed amongst Yitongtianxia, Yingzheng and its shareholders. While this supplementary agreement was signed in 2011, the terms, intent and substance of all the agreements above remained unchanged. Pursuant to the supplementary agreement: (i) before Yitongtianxia can legally exercise the option to acquire Yingzheng, Yingzheng’s shareholders cannot declare any dividends or distribute any residual profits without the consent of Yitongtianxia; (ii) any funds, including but not limited to dividends distributed out of Yingzheng’s residual profits, received by Yingzheng’s shareholders or any persons designated by Yingzheng’s shareholders, shall be remitted in full to Yitongtianxia; (iii) the consideration received by Yingzheng’s shareholders upon the exercise of the exclusive call option agreement by Yitongtianxia must be immediately remitted to Yitongtianxia or any persons designated by Yitongtianxia; (iv) Yitongtianxia is obligated to provide continuous financial support to Yingzheng for operations; and (v) Yitongtianxia has the unilateral right to change the service fee amount under the exclusive technology services and market promotion agreement. The obligation to provide continuous financial support to Yingzheng for operations by Yitongtianxia was agreed to be terminated by both parties on August 23, 2011.

On December 16, 2011, 3GUU BVI agreed to provide unlimited financial support to Yingzheng for its operations. In addition, pursuant to a power of attorney agreement entered into between Yitongtianxia and 3GUU BVI, Yitongtianxia re-assigned the rights to attend Yingzheng shareholders’ meetings and to vote on all of the

CHINA MOBILE GAMES AND ENTERTAINMENT GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”), U.S. Dollars (“US$”) and Hong Kong Dollars (“HK$”),

except for number of shares and per share data)

1. ORGANIZATION AND BASIS OF PRESENTATION (Continued)

matters in Yingzheng that require shareholders’ approval irrevocably entrusted to it by shareholders of Yingzheng to 3GUU BVI. As a result of the reassignment of power of attorney from Yitongtianxia to 3GUU BVI and the provision of unlimited financial support from 3GUU BVI to Yingzheng, 3GUU BVI replaced Yitongtianxia to have the power to direct the activities of Yingzheng that most significantly impact Yingzheng’s economic performance and the obligation to absorb the expected losses of Yingzheng. Yitongtianxia essentially only retains the right to receive the expected residual returns of Yingzheng. 3GUU BVI and Yitongtianxia, as a group of related parties, have held all of the variable interests of Yingzheng since December 16, 2011. 3GUU BVI has been determined to be the most closely associated with Yingzheng within the group of related parties and replaced Yitongtianxia as the primary beneficiary of Yingzheng on December 16, 2011.

The carrying amounts of the assets and liabilities of the VIE are as follows:

	As of December 31,
	2011	2012	2012
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	27,272	8,024	1,288
Short-term investments	—	25,000	4,013
Accounts receivable	10,292	6,405	1,028
Prepayments and other current assets	718	6,375	1,023
Deferred tax assets	1,076	—	—

Total current assets	39,358	45,804	7,352

Non-current assets:
Property and equipment, net	2,861	2,115	339
Intangible assets, net	13,425	9,681	1,554
Deferred tax assets	896	66	11

Total non-current assets	17,182	11,862	1,904

Total assets	56,540	57,666	9,256

LIABILITIES
Current liabilities:
Accounts payable	1,332	719	115
Accrued expenses and other current liabilities	5,020	7,352	1,180
Deferred revenue	876	1,597	256
Income tax payable	237	—	—

Total current liabilities	7,465	9,668	1,551

Non-current liabilities:
Unrecognized tax benefits	4,315	4,233	679
Other non-current liabilities	2,150	2,150	345

Total non-current liabilities	6,465	6,383	1,024

Total liabilities	13,930	16,051	2,575

CHINA MOBILE GAMES AND ENTERTAINMENT GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”), U.S. Dollars (“US$”) and Hong Kong Dollars (“HK$”),

except for number of shares and per share data)

1. ORGANIZATION AND BASIS OF PRESENTATION (Continued)

The financial performance and cash flows of the VIE are as follows:

	For the Years Ended December 31,
	2011	2012
	RMB	RMB	US$
Net revenues	51,969	35,686	5,728

Net loss	(403)	(17,742)	(2,848)

Net cash generated from operating activities	22,723	18,517	2,972

Net cash used in investing activities	(12,278)	(37,987)	(6,097)

Net cash generated from financing activities	—	—	—

As of December 31, 2012, there was no pledge or collateralization of the assets of Yingzheng and the Company has not provided any financial support that it was not previously contractually required to provide to Yingzheng. There were no assets of Yingzheng that can only be used to settle its obligations. Creditors of Yingzheng have no recourse to the general credit of 3GUU BVI, which is the primary beneficiary of Yingzheng.

Basis of presentation

The consolidated financial statements present the consolidated financial position, results of operations and cash flows in accordance with United States generally accepted accounting principles (“U.S. GAAP”).

CHINA MOBILE GAMES AND ENTERTAINMENT GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”), U.S. Dollars (“US$”) and Hong Kong Dollars (“HK$”),

except for number of shares and per share data)

1. ORGANIZATION AND BASIS OF PRESENTATION (Continued)

As of December 31, 2012, the Company’s subsidiaries consisted of the following entities:

Name	Place of incorporation	Date of establishment / acquisition	Percentage of ownership	Principal activities
Beauty Wave Limited (“Beauty Wave”)	British Virgin Islands (“BVI”)	October 27, 2009	100%	Investment holding
China Wave Group Limited (“China Wave”)	BVI	October 27, 2009	100%	Investment holding
Uni-Force Development Limited (“Uni-Force”)	Hong Kong	October 27, 2009	100%	Investment holding
Huiyou Digital (Shenzhen) Ltd. (“Huiyou”)	The PRC	October 27, 2009	100%	Development, operation and sale of mobile phone games
Beijing Dongganlefeng Information Technology Co., Ltd. (“Donggan”)	The PRC	October 27, 2009	100%	Development, operation and sale of mobile phone games
Beijing Longyuebaifu Information Technology Co., Ltd. (“Longyue”)	The PRC	October 27, 2009	100%	Development, operation and sale of mobile phone games
OWX Hong Kong Limited (“OWX HK”)	Hong Kong	December 28, 2009	100%	Provision of handset design products and services
Shenzhen Douwan Network Technology Co., Ltd. (“Shenzhen Douwan”)	The PRC	April 19, 2010	100%	Development, operation and sale of mobile phone games
Shenzhen Qilewuxian Software Development Co. Ltd. (“Qilewuxian”)	The PRC	April 19, 2010	100%	Development, operation and sale of mobile phone games
OWX (Beijing) Technology Co., Ltd. (“OWX Beijing”)	The PRC	September 3, 2010	100%	Investment holding
Shenzhen Yikechuanghui Technology Co., Ltd. (“Yikechuanghui”)	The PRC	October 21, 2010	100%	Development, operation and sale of mobile phone games
Shenzhen Zhongtuokechuang Technology Co., Ltd. (“Zhongtuo”)	The PRC	November 18, 2010	100%	Provision of handset design products and services
3GUU BVI	BVI	December 31, 2010	100%	Investment holding
3GUU Mobile Entertainment Co. Limited (“3GUU HK”)	Hong Kong	December 31, 2010	100%	Investment holding
Yitongtianxia	The PRC	December 31, 2010	100%	Development, operation and sale of mobile phone games
OWX Group Limited (“OWX BVI”)	BVI	February 14, 2012	100%	Investment holding
OWX Development Limited (“OWX Development”)	BVI	February 14, 2012	100%	Investment holding
HYD Holding Limited (“HYD Holding”)	BVI	February 14, 2012	100%	Investment holding
3GUU Holding Limited (“3GUU Holding”)	BVI	February 14, 2012	100%	Investment holding
C&V Limited (“C&V BVI)	BVI	August 27, 2012	51%	Investment holding
Shenzhen Douqu Software Co., Ltd (“Shenzhen Douqu”)	The PRC	September 5, 2012	80%	Development, operation of mobile phone games
C&V Hong Kong Limited (“C&V HK”)	Hong Kong	September 21, 2012	51%	Investment holding

CHINA MOBILE GAMES AND ENTERTAINMENT GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”), U.S. Dollars (“US$”) and Hong Kong Dollars (“HK$”),

except for number of shares and per share data)

1. ORGANIZATION AND BASIS OF PRESENTATION (Continued)

As of December 31, 2012, the Company consolidated the following VIE:

Name	Place of incorporation	Date of establishment / acquisition	Percentage of ownership	Principal activities
Yingzheng	The PRC	December 31, 2010	—	Development, operation and sale of mobile phone games

Principles of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries and a VIE, for which a subsidiary of the Company is the primary beneficiary. The results of the subsidiaries are consolidated from the date on which the Group obtained control and are continued to be consolidated until the date that such control ceases. A controlling financial interest is typically determined when the Company holds a majority of the voting equity interest in an entity. However, if the Company demonstrates its ability to control the entity through the power to direct the activities of the entity that most significantly impact the entity’s economic performance and the obligation to absorb losses of the entity that could potentially be significant to the entity or the right to receive benefits from the entity that could potentially be significant to the entity, then the entity is consolidated.

All significant intercompany balances and transactions among the Company, its subsidiaries and VIE have been eliminated upon consolidation.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reporting periods. Significant estimates and assumptions reflected in the consolidated financial statements include, but are not limited to, revenue recognition, allowance for doubtful accounts, provision for inventory obsolescence, estimates of useful life for property and equipment, intangible assets and non-current prepayments, impairment of goodwill and long-lived assets, valuation allowance for deferred tax assets, allocation of purchase price, uncertain tax positions, share-based compensation, fair value of contingently redeemable ordinary shares and consolidation of variable interest entity. Actual results could differ significantly from those estimates.

Foreign currency

Based on the criteria of ASC topic 830 (“ASC 830”), Foreign Currency Matters, the Company determined its functional currency to be the United States Dollars (“US$”). The Company’s subsidiaries located in the BVI determined their functional currency to be the US$. The Company’s subsidiaries located in Hong Kong determined their functional currency to be the Hong Kong Dollars (“HK$”), with the exception of OWX HK, 3GUU HK and C&V HK which determined their functional currency to be the US$. The Company’s subsidiaries and VIE located in the PRC determined their functional currency to be the RMB. The Company uses the RMB as its reporting currency.

CHINA MOBILE GAMES AND ENTERTAINMENT GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”), U.S. Dollars (“US$”) and Hong Kong Dollars (“HK$”),

except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Each entity in the Group maintains its financial records in its own functional currency. Transactions denominated in foreign currencies are measured at the exchange rates prevailing on the transaction dates. Monetary assets and liabilities denominated in foreign currencies are remeasured at the exchange rates prevailing at the balance sheet date. Exchange gains and losses are included in the consolidated statements of comprehensive income. Non-monetary items that are measured in terms of historical cost in foreign currency are remeasured using the exchange rates at the dates of the initial transactions.

The assets and liabilities of the Company’s subsidiaries located outside of the PRC are translated into RMB at the exchange rates prevailing at the balance sheet date. The consolidated statements of comprehensive income of these entities are translated into RMB at the weighted average exchange rates for the year. The resulting translation gains (losses) are recorded in accumulated other comprehensive income as a component of shareholders’ equity.

For the purpose of the consolidated statements of cash flows, cash flows of the Company’s subsidiaries located outside of the PRC are translated into RMB at the exchange rates prevailing on the dates of the cash flows. Frequently recurring cash flows of these entities which arise throughout the year are translated into RMB at the weighted average exchange rates for the year.

Convenience translation

Amounts in US$ are presented for the convenience of the reader and are translated at the noon buying rate of US$1.00 to RMB6.2301 on December 31, 2012 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

Comparative information

Certain items in the consolidated financial statements have been reclassified to conform to the current year’s presentation to facilitate comparison.

Business combinations

The Company accounts for its business combinations using the acquisition method of accounting in accordance with ASC topic 805 (“ASC 805”): Business Combinations. The acquisition method of accounting requires all of the following steps: (i) identifying the acquirer, (ii) determining the acquisition date, (iii) recognizing and measuring the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquire and (iv) recognizing and measuring goodwill or a gain from a bargain purchase. The consideration transferred in a business combination is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of (i) the total of cost of acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree, is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated statements of comprehensive income as a gain.

CHINA MOBILE GAMES AND ENTERTAINMENT GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”), U.S. Dollars (“US$”) and Hong Kong Dollars (“HK$”),

except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The determination and allocation of fair values to the identifiable assets acquired, liabilities assumed and noncontrolling interests is based on various assumptions and valuation methodologies requiring considerable judgment from management. The most significant variables in these valuations are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. The Company determines discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons. Terminal values are based on the expected life of assets, forecasted life cycle and forecasted cash flows over that period.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and demand deposits placed with banks or other financial institutions with original maturity of three months or less at the date of purchase and are unrestricted as to withdrawal and use.

Short-term investments

All highly liquid investments with original maturities of greater than three months, but less than 12 months, are classified as short-term investments. Interest income for short-term investments is included in the consolidated statements of comprehensive income. As of December 31, 2012, all of the Company’s short-term investments were fixed time deposits in commercial banks with original maturities of greater than three months but less than a year. During the years ended December 31, 2010, 2011 and 2012, the Company recorded interest income of nil, nil and RMB560 (US$90) in the consolidated statements of comprehensive income, respectively.

Accounts receivable and allowance for doubtful accounts

Accounts receivable are carried at net realizable value. In general, collateral is not required and interest is not charged on accounts receivable. An allowance for doubtful accounts is recorded when collection of the full amount is no longer probable. In evaluating the collectability of receivable balances, the Group considers specific evidence including the aging of the receivable, the customer’s payment history, its current credit-worthiness and current economic trends. Accounts receivable are written off after all collection efforts have ceased. Accounts receivable of nil, nil and RMB553 (US$89) were written off during the years ended December 31, 2010, 2011 and 2012, respectively.

Inventories

Inventories consist of raw materials that are used for the provision of handset design products and services and are accounted for using the weight average method, and are stated at the lower of cost or market value. Costs of raw materials are based on purchase costs and are determined by the weighted average method.

Property and equipment

Property and equipment are stated at cost less accumulated depreciation and are depreciated using the straight-line method over the estimated useful lives of the assets as follows:

Office equipment	3 - 5 years
Motor vehicles	4 years
Leasehold improvement	shorter of lease terms or 3 years

CHINA MOBILE GAMES AND ENTERTAINMENT GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”), U.S. Dollars (“US$”) and Hong Kong Dollars (“HK$”),

except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Repair and maintenance costs are charged to expense when incurred, whereas the costs of renewals and betterment that extend the useful life of property and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the cost and accumulated depreciation with any resulting gain or loss reflected in the consolidated statements of comprehensive income.

Goodwill

Goodwill represents the excess of the purchase price over the amounts assigned to the fair value of the assets acquired and the liabilities assumed of acquired businesses. In accordance with ASC topic 350 (“ASC 350”), Intangibles—Goodwill and Other, goodwill is not amortized, but rather is tested for impairment annually or more frequently if indicators of impairment present. The Group assigns and assesses goodwill for impairment at the reporting unit level. The Group determines that each reporting unit is identified at the component level, which is one level below the operating segment. The Dragon Joyce Group, OWX Group and 3GUU Group are identified as reporting units, as discrete financial information is available and segment management regularly reviews their operating results.

The performance of the impairment test involves a two-step process. The first step of the impairment test involves comparing the fair value of the reporting unit with its carrying amount, including goodwill. Fair value is primarily determined by computing the future discounted cash flows expected to be generated by the reporting unit. If the carrying value exceeds the fair value, goodwill may be impaired. If this occurs, the Group performs the second step of the goodwill impairment test to determine the amount of impairment loss. The fair value of the reporting unit is allocated to its assets and liabilities in a manner similar to a purchase price allocation in order to determine the implied fair value of the reporting unit goodwill. If the carrying amount of the goodwill is greater than its implied fair value, the excess is recognized as an impairment loss. The annual goodwill impairment test is performed on December 31 of each year. For the year ended December 31, 2012, the Group adopted ASU No. 2011-08 (“ASU 2011-08”), Intangibles—Goodwill and Other (ASC 350), pursuant to which the Group has the option to first assess qualitative factors to determine whether it is necessary to perform the two-step test. If the Group believes, as a result of the qualitative assessment, that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is required. Otherwise, no further testing is required.

The Group recognized goodwill impairment loss of nil, nil and RMB33,517 (US$5,380) for the years ended December 31, 2010, 2011 and 2012, respectively (Note 9).

Intangible assets

Intangible assets, including computer software, mobile games and platforms, acquired customer relationship and capitalized mobile game product development costs, are carried at cost less accumulated amortization. Intangible assets acquired in a business combination are recognized initially at fair value at the date of acquisition. Intangible assets with a finite useful life are amortized using the straight-line method over the estimated economic lives of the intangible assets as follows:

Computer software	5 years
Mobile games and platforms	1 - 6 years
Acquired customer relationships	7 years
Mobile game product development costs	3 years

CHINA MOBILE GAMES AND ENTERTAINMENT GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”), U.S. Dollars (“US$”) and Hong Kong Dollars (“HK$”),

except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Computer software purchased from third-party vendors is capitalized and amortized on a straight-line basis over the estimated useful life of five years.

Mobile games and platforms purchased from third-party vendors are capitalized and amortized on a straight-line basis over the estimated economic lives which range from one to five years while mobile games and platforms acquired in business combinations are recorded at fair value at the date of acquisition and amortized on a straight-line basis over the remaining estimated economic lives which range from one to six years.

Customer relationships acquired in business combinations are related to the ability to sell existing services to existing customers of the acquiree. Acquired customer relationships are recognized at fair value at the date of acquisition using a valuation technique based on expected income and amortized on a straight-line basis over the remaining estimated economic lives of seven years.

The Group recognizes costs to develop its mobile game products in accordance with ASC topic 985 (“ASC 985”), Software. Mobile game product development costs consist primarily of payroll, depreciation and other overhead expenses incurred by the Group to develop, maintain, monitor and manage the Group’s mobile gaming products. Costs incurred for the development of mobile game products prior to the establishment of technological feasibility are expensed when incurred and are included in product development expenses. Once a mobile game product has reached technological feasibility, all subsequent mobile game product development costs are capitalized until the product is available for marketing. Technological feasibility is evaluated on a product-by-product basis, but typically encompasses both technical design and game design documentation and only occurs when the mobile games have a proven ability to operate in a mobile game environment. The amount of mobile game development costs qualifying for capitalization as intangible assets was amortized over the estimated life of the corresponding mobile games, which is determined to be three years.

Impairment of long-lived assets

The Group evaluates its long-lived assets, including property and equipment and intangible assets with finite lives, for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of an asset may not be fully recoverable in accordance with ASC topic 360 (“ASC 360”), Property, Plant and Equipment and ASC 350. When these events occur, the Group evaluates the recoverability of long-lived assets by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Group recognizes an impairment loss based on the excess of the carrying amount of the assets over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available. Long-lived assets are grouped at the lowest level for which there are identifiable cash flows and are largely independent of the cash flows of the other assets when assessing impairment.

The Group recognized impairment loss on long-lived assets of nil, nil and RMB10,910 (US$1,751) for the years ended December 31, 2010, 2011 and 2012, respectively (Note 10).

CHINA MOBILE GAMES AND ENTERTAINMENT GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”), U.S. Dollars (“US$”) and Hong Kong Dollars (“HK$”),

except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Value Measurements

(i) Fair value of financial instruments

Financial instruments of the Group primarily include cash and cash equivalents, short-term investments, accounts receivable, other receivables, amounts due from related parties, contingently returnable consideration assets, accounts payable, amounts due to related parties and contingently redeemable ordinary shares. As of December 31, 2011 and 2012, the carrying values of these financial instruments, other than the contingently returnable consideration assets and contingently redeemable ordinary shares, approximated their fair values due to the short-term maturity of these instruments. The contingently returnable consideration assets were recorded at fair value as determined on the respective days of business acquisition and subsequently adjusted to the fair value at each reporting date (Note 4). The contingently redeemable ordinary shares were initially recorded at issue price net of issuance costs. The Group recognizes changes in the redemption value immediately as they occur and adjusts the carrying value of the contingently redeemable ordinary shares to equal the redemption value at the end of each reporting period. The Group determined the fair values of the contingently returnable consideration assets with the assistance of an independent valuation firm.

The Company applies ASC topic 820 (“ASC 820”), Fair Value Measurements and Disclosures, in measuring fair value. ASC 820 defines fair value, establishes a framework for measuring fair value and requires disclosures to be provided on fair value measurement.

ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1—	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2—	Include other inputs that are directly or indirectly observable in the marketplace.
Level 3—	Unobservable inputs which are supported by little or no market activity.

ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

In accordance with ASC 820, the Group measures the fair value of the contingently returnable consideration assets using an income approach based on inputs that are unobservable in the market.

Assets measured at fair value on a recurring basis as of December 31, 2011 are summarized below:

	Quoted price in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
	RMB	RMB	RMB
Contingently returnable consideration assets (Note 7)	—	—	16,938

CHINA MOBILE GAMES AND ENTERTAINMENT GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”), U.S. Dollars (“US$”) and Hong Kong Dollars (“HK$”),

except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Assets measured at fair value on a recurring basis as of December 31, 2012 are summarized below:

	Quoted price in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
	RMB	RMB	RMB	US$
Contingently returnable consideration assets (Note 7)	—	—	13,648	2,191

The following table presents a reconciliation of the assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the years ended December 31, 2010, 2011 and 2012.

Contingently returnable consideration assets
RMB
Balance as of December 31, 2009	2,865

Recognized during the year	6,970
Realized or unrealized gain (Note 4)	(2,065)

Balance as of December 31, 2010	7,770

Recognized during the year	—
Realized or unrealized gain (Note 4)	39,446
Settlement (Note 4)	(30,278)

Balance as of December 31, 2011	16,938

Recognized during the year	—
Realized or unrealized gain (Note 4)	27,326
Settlement (Note 4)	(30,616)

Balance as of December 31, 2012	13,648

Balance as of December 31, 2012 in US$	2,191

The amount of total loss for the year ended December 31, 2010 included in earnings	(2,065)

The amount of total gain for the year ended December 31, 2011 included in earnings	39,446

The amount of total gain for the year ended December 31, 2012 included in earnings	27,326

The amount of total gain for the year ended December 31, 2012 included in earnings, in US$	4,386

Realized and unrealized gain (loss) for the years ended December 31, 2010, 2011 and 2012 was recorded as “Changes in fair value of contingently returnable consideration assets” in the consolidated statements of comprehensive income.

CHINA MOBILE GAMES AND ENTERTAINMENT GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”), U.S. Dollars (“US$”) and Hong Kong Dollars (“HK$”),

except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(i) Assets measured at fair value on a nonrecurring Basis

The following table sets forth assets measured at fair value on a nonrecurring basis as of December 31, 2012:

		Fair value at December 31, 2012 measured using
	Carrying value at December 31, 2012	Quoted price in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total loss in 2012
	RMB	RMB	RMB	RMB	RMB	US$
Goodwill	598,358	—	—	564,841	33,517	5,380

Intangible assets—Acquired customer relationships	10,910	—	—	—	10,910	1,751

Total assets measured at fair value on nonrecurring basis					44,427	7,131

There were no assets measured at fair value on a nonrecurring basis as of December 31, 2011.

The fair value of goodwill and intangible assets as of December 31, 2012 was measured using the income approach with significant inputs that are not observable in the market (Level 3), including a discount rate of 21.77% and a long-term sustainable growth rate of 3%.

In accordance with ASC 350-20, goodwill with a carrying amount of RMB598,358 was written down to its implied fair value of RMB564,841, resulting in an impairment charge of RMB33,517, which was included in the statements of comprehensive income for the year ended December 31, 2012 (Note 9).

In accordance with ASC 360-10, acquired customer relationships with a carrying amount of RMB10,910 was written down to its fair value of zero, resulting in an impairment charge of RMB10,910, which was included in the statements of comprehensive income for the year ended December 31, 2012 (Note 10).

Revenue Recognition

Revenues of the Group are derived from the development, operation and sale of in-game premium feature of mobile phone games as well as the provision of handset design products and services. For each of the significant sources of revenue stated below, revenue is recognized only when the following four criteria are met: (i) persuasive evidence of an arrangement exists; (ii) the goods have been delivered or the services have been rendered; (iii) the price or fees are fixed or determinable; and (iv) collectability is reasonably assured.

(i) Games

The Group generates games revenues principally from the sale of in-game premium features of self-developed social games as well as from the sale of self-developed and purchased single player games on feature phones and smartphones. The Group operates single player games and social games under the subscription based model and the free-to-play model, respectively.

CHINA MOBILE GAMES AND ENTERTAINMENT GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”), U.S. Dollars (“US$”) and Hong Kong Dollars (“HK$”),

except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(1) Single player games

(a) Feature phone games

The Group generates feature phone single player games revenues principally from the sale of in-game premium features of mobile phone games on feature phones.

The Group enters into service arrangements with feature phone manufacturers to pre-install its self-developed single player games or application platform onto the feature phones before they reach mobile phone game players. Mobile phone game players can access the pre-installed single player games directly or download the single player games through the pre-installed application platform on the feature phones without additional charges. Single player games are offered on a free-for-trial basis where the mobile phone game players may purchase in-game premium features to extend the duration of the game or to enjoy additional functions of the game. All chargeable in-game premium features on feature phones are considered consumed immediately upon purchase. Any unused premium features cannot be carried forward after the mobile phone game players exit the game. When mobile phone game players leave the game they are currently playing and perform other functions on the feature phones, the previously purchased but unused premium features can no longer be accessed and are therefore completely consumed.

The Group contracts with mobile phone service providers, who in turn contract with mobile network operators, for billing and collection services offered to mobile phone game players who have purchased in-game premium features. The mobile network operators and the mobile service providers have a contractual relationship in which mobile network operators grant rights to mobile service providers to deliver digital content such as feature phone games, news alerts, finance information, logos and ringtones to mobile phone users. The mobile network operators are entitled to profit sharing based on a prescribed percentage of the gross amount charged by the mobile network operators to the mobile phone game players while the mobile phone service providers are entitled to profit sharing based on a prescribed percentage of the net proceeds collected from the mobile network operators. Since the Group does not have a direct contractual relationship with the mobile network operators, the net proceeds after deducting the amounts shared by the mobile network operators and the mobile phone service providers represent the amount of revenue to be recognized by the Group.

The Group has information generated from its internal system on the number of in-game premium features sold each month to estimate the amount of collectable net proceeds and to recognize feature phone single player games revenues. Differences between its estimates and the actual amounts confirmed by the mobile phone service providers have historically been insignificant. Generally, the Group receives billing confirmations from each of the mobile phone service providers within 30 to 120 days after the end of each month. The Group pays service fees, which are recognized as cost of revenues, to the feature phone manufacturers based on a prescribed percentage of the estimated net proceeds or a prescribed fixed fee per mobile phone activated by mobile phone game players.

Collectability is considered reasonably assured as the Group deals with only reputable mobile phone service providers and performs thorough credit assessment on the mobile phone service providers prior to entering into a business relationship with them. Historically, the Group has not experienced any significant defaults for payment.

CHINA MOBILE GAMES AND ENTERTAINMENT GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”), U.S. Dollars (“US$”) and Hong Kong Dollars (“HK$”),

except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Based on the above, the Group recognizes the estimated proceeds to be received from the mobile phone service providers as feature phone single player games revenues, using data generated from its internal system, when the goods are delivered based on consumption of in-game premium features by mobile phone game players. The difference between the estimated proceeds and the actual amounts confirmed by the mobile phone service providers is recognized in the consolidated statements of comprehensive income when billing confirmations are received by the Group.

(b) Smartphone games

The Group generates smartphone single player games revenues from the sale of self-developed and purchased single player games on smartphones. The Group operates the majority of the single player games under a subscription based model and the remaining single player games under a one-time fee model.

The Group enters into service arrangements with smartphone manufacturers to pre-install its application platform onto the smartphones before they reach mobile phone game players. The smartphone single player games are also available for mobile phone game players to download through mobile network operator, application platform and software websites. Under the subscription based model for single player games, mobile phone game players can subscribe to a monthly plan to download a fixed number of single player games from mobile network operators for a fixed subscription fee per month. Under the one-time fee model for single player games, mobile phone game players can download each single player game based on a fixed price per game.

The Group contracts with mobile network operators or mobile phone service providers who in turn contract with mobile network operators, for billing, collection and transmission services offered to mobile phone game players who have purchased single player games. In addition, the Group purchases games from third-party game developers. The mobile network operators are entitled to profit sharing based on a prescribed percentage of the gross amount charged by the mobile network operators to the mobile phone game players whilst the mobile phone service providers are entitled to profit sharing based on a prescribed percentage of the net proceeds collected from the mobile network operators. Since the Group does not have a direct contractual relationship with the mobile phone game players, the net proceeds after deducting the amounts shared by the mobile network operators and the mobile phone service providers represent the amount of revenue to be recognized by the Group.

The Group has information generated from its internal system on the number of monthly plan subscriptions and single player games downloaded each month to estimate the amount of collectable net proceeds and to recognize smartphone single player games revenues. Differences between its estimates and the actual amounts confirmed by the mobile network operators have historically been insignificant. Generally, the Group receives billing confirmations from each of the mobile network operators or the mobile phone service providers confirming the amount of net proceeds to be received by the Group, within 30 days and 30 to 120 days after the end of each month, respectively. The Group pays content fees to third-party game developers, which are recognized as cost of revenues, based on a prescribed percentage of the net proceeds confirmed by the mobile network operators. The Group also pays service fees, which are recognized as cost of revenues, to the smartphone manufacturers based on a prescribed percentage of the estimated net proceeds or a prescribed fixed fee per mobile phone activated by mobile phone game players.

CHINA MOBILE GAMES AND ENTERTAINMENT GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”), U.S. Dollars (“US$”) and Hong Kong Dollars (“HK$”),

except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Based on the above, the Group recognizes smartphone single player games revenues when the goods are delivered based on download of games by mobile phone game players or at the end of the subscription period. The difference between the estimated proceeds and the actual amounts confirmed by the mobile network operators or the mobile phone service providers is recognized in the consolidated statements of comprehensive income when billing confirmations are received by the Group.

The Group determines whether to record smartphone single player games revenues using the gross or net method of reporting in accordance with ASC subtopic 605-45 (“ASC 605-45”), Revenue Recognition: Principal Agent Considerations. Determining whether revenue should be reported gross or net is based on an assessment of various factors, the primary factors being whether the Group is acting as the principal in offering services to the customer or whether the Group is acting as an agent in the transaction. The Group has determined that it is acting as the principal in offering services as the Group (i) is the primary obligor in the arrangement; (ii) has latitude in establishing the selling price; (iii) has discretion in suppliers selection; and (iv) has involvement in the determination of product specifications. Therefore, the Group has the primary responsibility of fulfillment and acceptability of the single-player games and recognizes the net proceeds to be received from the mobile network operators or mobile phone service providers as smartphone single player games revenue on a gross basis. The amounts attributable to third-party game developers in the form of content fees and amounts attributable to smartphone manufacturers in the forms of service fees are recognized as cost of revenues.

(2) Social games

The Group generates social games revenues from the sale of in-game premium features of self-developed social games on feature phones and smartphones. The Group operates social games under a free-to-play model.

Under the free-to-play model for social games, mobile phone game players can download mobile phone games, obtain game accounts and play the basic functions of the mobile games free of charge but may purchase game points for in-game premium features to enhance their game-playing experience. The purchased in-game premium features can be freely traded amongst game players within the applicable game as long as consumption of the items has not commenced. Mobile phone game players can purchase game points by either charging their account with mobile network operators directly or buying prepaid cards issued by mobile network operators. The prepaid cards can be converted into a pre-specified number of game points for consumption. Upon delivery of game points purchased directly from mobile network operators or converted from prepaid cards to mobile phone game players, the Group initially classifies these amounts as deferred revenue. For purposes of determining when the service has been provided to the mobile phone game players, the Group has determined that an implied obligation exists to the mobile phone game players who purchased game points to provide an enhanced game-playing experience over the average playing period of the mobile phone game players. The Company, using data generated from its internal system, estimates the average playing period from the first time the mobile phone game players purchase game points through the period when the game players have not logged into the game for over two consecutive months. Mobile phone game players are deemed to be inactive if they have not logged into the game for two consecutive months.

The Group contracts with mobile network operators and third-party payment platforms for billing, collection and transmission services offered to mobile phone game players who have purchased game points. The Group also contracts with mobile application and software websites to distribute its social games by providing platforms

CHINA MOBILE GAMES AND ENTERTAINMENT GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”), U.S. Dollars (“US$”) and Hong Kong Dollars (“HK$”),

except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

for mobile phone game players to download such games. The mobile network operators and third-party payment platforms are entitled to profit sharing based on a prescribed percentage of the gross amount charged by the mobile network operators to the mobile phone game players. Since the Group does not have a direct contractual relationship with the mobile phone game players, the net proceeds after deducting the amounts shared by the mobile network operators and the third-party payment platforms represent the amount of revenue to be recognized by the Group.

The Group has information generated from its internal system on the number of game points sold each month to estimate the amount of collectable net proceeds and to recognize social games revenues. Differences between its estimates and the actual amounts confirmed by the mobile network operators and the third-party payment platforms have historically been insignificant. Generally, within 30 days after the end of each month, the Group receives billing confirmations from each of the mobile network operators and third-party payment platforms confirming the amount of net proceeds to be received by the Group. The Group pays service fees to the mobile application and software websites.

Collectability is considered reasonably assured as the Group deals with only reputable mobile network operators and third-party payment platforms and performs thorough credit assessment on the mobile network operators and the third-party payment platforms prior to entering into a business relationship with them. Historically, the Group has not experienced any significant defaults for payment.

Based on the above, the Group recognizes the estimated net proceeds to be received from the mobile network operators and the third-party payment platforms for the sale of game points of the social games, using data generated from its internal system, as deferred revenue upon delivery of game points to mobile phone game players. Deferred revenue is recognized as social games revenue ratably over the estimated average playing period of the paying mobile phone game players of three months, starting from the point in time when game points are delivered to the mobile phone game players. As the social games are under a free-to-play model and revenue is only generated from paying mobile phone game players when they purchase game points for in-game premium features, the Group focuses solely on the playing period of paying mobile phone game players when estimating the period over which revenue is being recognized. The Group determines the estimated average playing period of paying mobile phone game players, which is the time period between the paying mobile phone game players’ first purchase and last log in, for each significant game based on historical player usage patterns and game playing behavior. The Group’s internal system tracks each of the paying mobile phone game players’ purchase and log in history for each significant game to generate data to estimate the average playing period for the Group’s population of paying mobile phone game players. Future usage patterns may differ from the historical usage patterns on which the Group’s revenue recognition policy is based. The Group monitors the operational statistics and usage patterns of its online game and modifies the expected life span when materially different. The difference between the estimated proceeds and the actual amount confirmed by the mobile network operators and third-party payment platforms is recognized in the consolidated statements of comprehensive income when billing confirmations are received by the Group and all revenue recognition criteria are met.

Game points can be purchased at a discount if mobile phone game players purchase the game points with prepaid cards issued by mobile network operators or during promotional activities organized by the Group. The Group accounts for such discounts in accordance with ASC 605-50, Revenue Recognition: Customer Payments and Incentives. Such discounts are initially accounted for as a reduction of deferred revenue. As a result, deferred

CHINA MOBILE GAMES AND ENTERTAINMENT GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”), U.S. Dollars (“US$”) and Hong Kong Dollars (“HK$”),

except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

revenue includes the value of both discounted and undiscounted game points, which are subsequently recognized as revenue on a weighted average basis when the Group provides future services to enhance mobile phone game players’ playing experience.

(3) Online game platform

The Group started to operates an online game platform, on which registered users can access games provided by third-party game developers during the year ended December 31, 2012. The Company has not yet promoted any self-developed mobile phone games on the online game platform. Pursuant to ASC 605-45, the Group has determined that the third-party game developers are acting as the principal in offering services as each of the third-party game developer (i) is the primary obligor in the arrangement; (ii) has latitude in establishing the selling price; (iii) has discretion in suppliers selection; and (iv) has involvement in the determination of product specifications. Therefore, the Group recognizes the shared revenue, on a net basis, based on the ratios pre-determined with the third-party game developers when all of the revenue recognition criteria are met. The amount of revenues recognized for online game platform was insignificant for the year ended December 31, 2012.

(ii) Handset design

The Group generates handset design revenues from the provision of comprehensive handset design solutions to mobile phone manufacturers and mobile phone content providers. Handset design solutions include (a) operating system software and hardware design with one-year post-contract customer support (“PCS”) service; (b) printed circuit board with operating system software and optional assembly service; and (c) mobile phone contents installation service. Operating system software and hardware designs with PCS services are provided to mobile phone manufacturers for either a fixed fee or a variable fee based on the units of production by the mobile phone manufacturers at a prescribed unit price. Printed circuit boards with operating system software are sold to mobile phone manufacturers for a fixed unit price. Mobile phone contents installation services are rendered to mobile phone content providers for a prescribed percentage of the mobile phone content providers’ net profits.

In assessing its arrangements with multiple deliverables and arrangements that include software elements for the years presented, the Group adopted Accounting Standards Update (“ASU”) No. 2009-13 (“ASU 2009-13”), Revenue Recognition—Multiple-Deliverable Revenue Arrangements, and ASU No. 2009-14 (“ASU 2009-14”), Certain Revenue Arrangements that Include Software Elements, on a retrospective basis. In accordance with ASU 2009-13, the total arrangement consideration is allocated to each unit of accounting based on its relative selling price which is determined based on the entity’s best estimate of the selling price for that deliverable when vendor-specific evidence and third-party evidence of selling price do not exist. In accordance with ASU 2009-14, software contained on the tangible product which is essential to the tangible product’s functionality is excluded from the scope of software accounting guidance in ASC subtopic 985-605 (“ASC 985-605”), Software: Revenue Recognition. The Group believes retrospective adoption provides the most comparable and useful financial information for financial statement users, is more consistent with the information the Group’s management uses to evaluate its business, and better reflects the underlying economic performance of the Group. The adoption of ASU 2009-13 and ASU 2009-14 did not have a significant impact on the Group’s financial position or results of operations.

CHINA MOBILE GAMES AND ENTERTAINMENT GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”), U.S. Dollars (“US$”) and Hong Kong Dollars (“HK$”),

except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(a) Operating system software and hardware design with PCS service

The Group and the mobile phone manufacturers sign an agreement containing the significant terms of the provision of operating system software and hardware design with PCS service to evidence that an arrangement exists. The Group recognizes handset design revenues derived from operating system software and hardware design and PCS service concurrently in accordance with ASC 985-605, as (i) the PCS fee is included with the initial arrangement fee for operating system software and hardware design; (ii) the PCS is for one year or less; (iii) the PCS costs is estimated to be insignificant and (iv) unspecified upgrades or enhancements offered during PCS arrangements historically have been and are expected to be minimal and infrequent. Therefore, delivery of operating system software and hardware design with PCS service occurs upon receipt and acceptance of the operating system software and hardware design by the mobile phone manufacturers. The Group performs credit assessment on the mobile phone manufacturers prior to signing the agreements to ensure collectability is reasonably assured. Accordingly, revenues from the provision of operating system software and hardware design and PCS service are recognized upon (i) the mobile phone manufacturers accepting the handset design solutions if the arrangement is based on a fixed fee or (ii) the mobile phone manufactures accepting the handset design solutions and confirming their monthly units of production to the Group if the arrangement is based on a variable fee derived from the units of production by the mobile phone manufacturers at a prescribed unit price. The Group has not provided any refunds in the past and does not intend to provide refunds in the future to the mobile phone manufacturers.

(b) Printed circuit board with operating system software and optional assembly service

Printed circuit boards with operating system software and optional assembly services are multiple element arrangements comprising printed circuit boards, assembly services and operating system software specifically designed for the printed circuit boards. Since the operating system software is essential to the functionality of the printed circuit board, the transaction is outside the scope of software accounting guidance in ASC 985-605 in accordance with ASU 2009-14. Accordingly, the Group accounted for the sale of printed circuit boards with operating system software and optional assembly service as a multiple deliverables arrangement in accordance with ASU 2009-13. Each of the printed circuit board, operating system software and assembly service represents a separate unit of accounting.

The Group and the mobile phone manufacturers sign an agreement containing the significant terms of the sale of printed circuit board with operating system software to evidence that an arrangement exists. The agreement also stipulates whether the mobile phone manufacturers engage the Group to perform assembly service on the printed circuit board. The Group delivers the assembled printed circuit boards together with the operating system software installed to mobile phone manufacturers if the Group is engaged to perform assembly service; whereas the Group normally delivers the operating system software prior to the printed circuit board to the mobile phone manufacturers if the Group is not engaged to perform assembly service. Therefore, delivery of printed circuit boards with operating system software and optional assembly services occurs upon receipt and acceptance of all deliverables by the mobile phone manufacturers. The Group performs credit assessment on the mobile phone manufacturers prior to signing the agreements to ensure collectability is reasonably assured. The purchase price is fixed because the unit price is stipulated in the signed sales agreement and no concessions such as discounts, rebates, refunds or other price changes are provided subsequently. However, the mobile phone manufacturers only pay the agreed purchase price upon receipt of all of the deliverables in the arrangement. The Group outsources the assembly of printed circuit boards and installation of operating system software to original

CHINA MOBILE GAMES AND ENTERTAINMENT GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”), U.S. Dollars (“US$”) and Hong Kong Dollars (“HK$”),

except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

equipment manufacturers (“OEM”) and pays manufacturing fees, which are recognized as cost of revenues, based on a prescribed fixed fee per unit manufactured.

In accordance with ASU 2009-13 and ASC subtopic 605-25 (“ASC 605-25”), Revenue Recognition: Multiple-Element Arrangements, the amount allocable to the delivered units or units of accounting is limited to the amount that is not contingent upon the delivery of additional items or meeting other specified performance conditions. Since the amount allocable to the operating system software is contingent upon the delivery of printed circuit board and the related assembly service, if any, revenues from the sale of printed circuit board with operating system software and optional assembly service are recognized only upon delivery of the final deliverable.

(c) Mobile phone contents installation service

Mobile phone contents installation service does not require significant production, modification or customization of the mobile phone contents received from the mobile phone content providers. Persuasive evidence of the arrangement is documented in a contract signed by the mobile phone content providers and the Group. Delivery of mobile phone contents installation service occurs when the mobile phone contents are installed on the mobile device circuit boards by the OEM. The mobile phone contents installation service fees are fixed and non-refundable once the mobile phone content providers confirm their monthly net profits to the Group. Collectability is considered reasonably assured as the Group deals with only reputable mobile phone content providers and performs thorough credit assessment on the mobile phone content providers prior to entering into a business relationship with them. Historically, the Group has not experienced any significant defaults for payment. Accordingly, the Group recognizes revenues from mobile phone contents installation services when the services are delivered and the fees are fixed upon receipt of the monthly net profits confirmations from mobile phone content providers.

(iii) Business taxes, value-added taxes and surcharges

The Group is subject to business taxes, value-added taxes and surcharges levied on services provided in the PRC. Business taxes, value-added taxes and surcharges for the years ended December 31, 2010, 2011 and 2012 were RMB6,127, RMB11,749 and RMB9,115 (US$1,463), respectively. In accordance with ASC 605-45, the Group recognized revenues net of all such business taxes, value-added taxes and surcharges.

Cost of revenues

Cost of revenues primarily consists of service fees paid to feature phone manufacturers for the installation of the Group’s self-developed mobile phone games or application platforms onto the manufactures’ feature phones, purchase costs of printed circuit boards and manufacturing fees paid to OEMs for the assembly of printed circuit boards and mobile phone contents installation service, service fees paid to mobile application and software websites for the distribution of the Group’s social games and single player games by providing platforms for mobile phone game players to download such games, and content fees paid to third-party game developers for the development of the Group’s single player games designed for smartphones. These costs are expensed as incurred except for the portion that is based on a prescribed percentage of the Group’s revenues, which are recorded as cost of revenues upon revenue recognition by the Group when billing confirmations are received as more fully described above.

CHINA MOBILE GAMES AND ENTERTAINMENT GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”), U.S. Dollars (“US$”) and Hong Kong Dollars (“HK$”),

except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

In addition, cost of revenues includes staff salaries, network infrastructure fee, utilities, amortization of intangible assets, operating expenses directly related to the development, operation and sale of mobile phone games as well as the provision of handset design products and services, and the 5% business tax for periods before October 2012 and the 6% value-added tax for periods after November 2012 for technology services and market promotion fees charged by Yitongtianxia to Yingzheng.

Research and development

Research and development expenses include payroll, employee benefits and other headcount-related expenses associated with product development. Research and development expenses recorded in the consolidated statements of comprehensive income for the years ended December 31, 2010, 2011 and 2012 were RMB8,377, RMB24,566 and RMB35,071 (US$5,629), respectively.

Leases

In accordance with ASC topic 840 (“ASC 840”), Leases, leases are classified at the inception date as either a capital lease or an operating lease. For the lessee, a lease is a capital lease if any of the following conditions exists: (a) ownership is transferred to the lessee by the end of the lease term, (b) there is a bargain purchase option, (c) the lease term is at least 75% of the property’s estimated remaining economic life or (d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date. A capital lease is accounted for as if there was an acquisition of an asset and an incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases wherein rental payments are expensed on a straight-line basis over their lease term. The Group had no capital leases for any of the years presented. The Group leases certain office facilities under non-cancelable operating leases and recorded total rental expenses of RMB295, RMB1,081 and RMB1,184 (US$190) for the years ended December 31, 2010, 2011 and 2012, respectively.

Income taxes

The Group follows the liability method of accounting for income taxes in accordance with ASC topic 740 (“ASC 740”), Income Taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities, net operating loss and tax credits carryforwards, using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Group records a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized.

The Group applies ASC 740 to account for uncertainty in income taxes. ASC 740 provides the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. The Group’s estimated liability for unrecognized tax benefits and the related interest and penalties are periodically assessed for adequacy and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. In future periods, changes in facts, circumstances, and new information may require the Group to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur. The Group has elected to classify interest and penalties related to unrecognized tax benefits, if and when required, as part of income tax expense in the consolidated statements of comprehensive income.

CHINA MOBILE GAMES AND ENTERTAINMENT GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”), U.S. Dollars (“US$”) and Hong Kong Dollars (“HK$”),

except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Share-based compensation

In accordance with ASC topic 718 (“ASC 718”), Compensation—Stock Compensation, the Company determines whether a share option or a restricted share unit (“RSU”) should be classified and accounted for as a liability award or an equity award. All grants of share options or RSUs to employees of the Group classified as equity awards are measured at the grant date based on the fair value of the awards and are recognized as an expense, net of estimated forfeitures, over the requisite service period, which is generally the vesting period. All grants of share options to employees of VODone classified as equity awards are measured at fair value at the grant date and recognized as a one-time deemed dividend distribution to shareholder. All grants of share options or RSUs to employees classified as liability awards are remeasured at the end of each reporting period until the date of settlement with an adjustment for fair value recorded to the current period expenses in order to properly reflect the cumulative expense based on the current fair value of the vested options or RSUs. The Group has elected to recognize share-based compensation for all awards with only service conditions using the straight-line method over the requisite service period. For share-based awards with performance or market conditions, compensation cost is recognized only if it is probable that the performance or market conditions will be achieved. The Group recognizes share-based compensation for awards with performance or market conditions using the accelerated method if the awards are subject to graded vesting. The Company uses the Black-Scholes option pricing valuation model, the binomial option pricing valuations model or the Monte Carlo simulation model in determining the fair value of different equity awards and liability awards granted.

ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in the subsequent period if actual forfeitures differ from initial estimates. Share-based compensation expense was recorded net of estimated forfeitures such that expense was recorded only for those share-based awards that are expected to vest. Forfeiture rate is estimated based on historical and future expectation of employee turnover rate and are adjusted to reflect future change in circumstances and facts, if any.

When the vesting conditions of a share-based payment are modified, the Company first determines whether the original vesting conditions were expected to be satisfied on the modification date. If the original vesting conditions are not expected to be satisfied, the grant-date fair value of the original award essentially is ignored and the fair value of the award measured at the modification date is recognized if the modified award ultimately vests, regardless of whether the fair value of the award on the modification date is greater than or less than the grant-date fair value of the award. The original grant-date fair value is ignored even if the original vesting condition ultimately is satisfied.

Earnings (loss) per share

The Company computes earnings (loss) per Class A and Class B ordinary shares in accordance with ASC 260, Earnings Per Share, using the two class method. Under the two-class method, net income is allocated between Class A and Class B ordinary shares and participating securities based on dividends declared (or accumulated) and participating rights in undistributed earnings as if all the earnings for the reporting period had been distributed. The Company’s contingently redeemable ordinary shares are participating securities because they have contractual rights to share in the profits of the Company.

Basic earnings (loss) per ordinary share is computed by dividing income (loss) attributable to holders of ordinary shares by the weighted-average number of ordinary shares outstanding during the period. Diluted

CHINA MOBILE GAMES AND ENTERTAINMENT GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”), U.S. Dollars (“US$”) and Hong Kong Dollars (“HK$”),

except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

earnings (loss) per share is calculated by dividing net income (loss) attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. For the purposes of calculating the Company’s basic and diluted earnings (loss) per Class A and Class B ordinary shares the ordinary shares relating to share-based awards that were exercised are assumed to have been outstanding from the date of exercise of such awards. Ordinary share equivalents are excluded from the computation of diluted earnings (loss) per share if their effects would be anti-dilutive. Ordinary share equivalents consist of the incremental ordinary shares issuable upon the exercise of share options and RSUs subject to forfeiture, and contracts that may be settled in the Company’s stock or cash. The dilutive effect of outstanding share options and RSUs is reflected in diluted earnings per share by application of the treasury stock method. Securities issued by a subsidiary that enable their holders to obtain the subsidiary’s ordinary shares are included in the consolidated earnings per share computations based on the Group’s holding of the subsidiary’s securities. The computation of diluted earnings (loss) per share of Class A ordinary shares assumes the conversion of Class B ordinary shares, whilst diluted earnings (loss) per share of Class B ordinary shares does not assume the conversion of those shares.

The liquidation and dividend rights of the holders of the Company’s Class A and Class B ordinary shares are identical, except with respect to voting. As a result, and in accordance with ASC 260, the undistributed earnings for each year are allocated based on the contractual participation rights of the Class A and Class B ordinary shares as if the earnings for the year had been distributed. As the liquidation and dividend rights are identical, the undistributed earnings are allocated on a proportionate basis. Further, as the conversion of Class B ordinary shares is assumed in the computation of diluted earnings (loss) per share of Class A ordinary shares, the undistributed earnings are equal to net income for that computation.

Comprehensive income

Comprehensive income is defined as the changes in equity of the Group during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. Among other disclosures, ASC topic 220 (“ASC 220”), Comprehensive Income, requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. For each of the periods presented, the Group’s comprehensive income includes net income (loss) and cumulative foreign currency translation adjustments and is presented in the consolidated statements of comprehensive income. The Company early adopted ASU No. 2011-05 (“ASU 2011-05”), Comprehensive Income (Topic 220), Presentation of Comprehensive Income, in the year ended December 31, 2011 by presenting items of net income and other comprehensive income in one continuous statement, the consolidated statements of comprehensive income. Prior years’ comparative information has been rearranged to conform to the presentation in accordance with ASU 2011-05.

Government grants

Government grants are recognized where there is reasonable assurance that the grant will be received and all attaching conditions will be complied with. When the grant relates to an expense item, it is recognized in the consolidated statements of comprehensive income over the period necessary to match the grant on a systematic basis to the costs that it is intended to compensate. Where the grant relates to an asset, it is recognized as deferred

CHINA MOBILE GAMES AND ENTERTAINMENT GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”), U.S. Dollars (“US$”) and Hong Kong Dollars (“HK$”),

except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

income and released to the consolidated statements of comprehensive income in proportion to the depreciation of the related assets. The Group received a government grant of RMB2,000, RMB150 and nil during the years ended December 31, 2010, 2011 and 2012, respectively, for the development of mobile network game platforms from a PRC municipal government authority. As of December 31, 2012, the RMB2,150 government grant was classified as other non-current liabilities, as the Group did not expect all considerations attached to the government grant will be complied with during the succeeding twelve-month period from the balance sheet date.

Segment reporting

In accordance with ASC topic 280 (“ASC 280”), Segment Reporting, the Group’s chief operating decision maker (“CODM”) has been identified as the chief executive officer, who reviews operating results of the business when making decisions about allocating resources and assessing performance for the Group. Prior to January 1, 2010, the Group consisted of only one segment relating to feature phone games. On October 11, 2010, the handset design segment was added with the acquisitions of operating assets of Bright Way and Tastech; and on December 31, 2010, the smartphone games segment was added with the acquisition of 3GUU BVI (Note 4). Thus, the Group consisted of three segments as of and for the years ended December 31, 2010 and 2011. The Group began changing its operations from feature phone games to smartphone games during the year ended December 31, 2012. As a result, the original feature phone games segment and the smartphone games segment were combined into the mobile phone games segment. As of and for the year ended December 31, 2012, the Group consisted of two segments. The comparative segment information for the years ended December 31, 2010 and 2011 was restated accordingly.

The accounting policies used in its segment reporting are the same as those used in the preparation of the Group’s consolidated financial statements. The Company does not allocate any assets to its mobile phone games and handset design businesses as management does not use this information to measure the performance of the reportable segments. As substantially all of the Group’s long-lived assets and revenues are in and derived from the PRC, geographical segments are not presented.

Contingencies

The Group records accruals for certain of its outstanding legal proceedings or claims arising out of normal course of business when it is probable that a liability will be incurred and the amount of loss can be reasonably estimated. The Group periodically evaluates developments in legal proceedings or claims that could affect the amount of any accrual, as well as any developments that would make a loss contingency both probable and reasonably estimable. The Group discloses the amount of the accrual if it is material.

When a loss contingency is not both probable and estimable, the Group does not record an accrued liability but discloses the nature and the amount, if material. However, if the loss (or an additional loss in excess of the accrual) is at least reasonably possible, then the Group discloses an estimate of the loss or range of loss, if such estimate can be made and material, or states that such estimate is immaterial if it can be estimated but immaterial, or discloses that an estimate cannot be made. The assessments of whether a loss is probable or reasonably possible, and whether the loss or a range of loss is estimable, often involve complex judgments about future events. Management is often unable to estimate the loss or a range of loss, particularly where (i) the damages sought are indeterminate, (ii) the proceedings are in the early stages, or (iii) there is a lack of clear or consistent

CHINA MOBILE GAMES AND ENTERTAINMENT GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”), U.S. Dollars (“US$”) and Hong Kong Dollars (“HK$”),

except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

interpretation of laws specific to the industry-specific complaints among different jurisdictions. In such cases, there is considerable uncertainty regarding the timing or ultimate resolution of such matters, including eventual loss, fine, penalty or business impact, if any.

Recent accounting pronouncement

In February 2013, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2013-02 (“ASU 2013-02”), Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income. The amendments do not change the current requirements for reporting net income or other comprehensive income in financial statements. However, the amendments require an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. For public entities, the amendments are effective prospectively for reporting periods beginning after December 15, 2012. The Company does not expect the adoption of ASU 2013-02 will have a significant effect on its consolidated financial statements.

3. CONCENTRATION OF RISKS

Concentration of credit risk

Assets that potentially subject the Group to significant concentration of credit risk primarily consist of cash and cash equivalents, short-term investments and accounts receivable. As of December 31, 2012, substantially all of the Group’s cash and cash equivalents and short-term investments were deposited in financial institutions located in the PRC and Hong Kong, which management believes are of high credit quality.

Accounts receivable are typically unsecured and derived from revenue earned from customers in the PRC and Hong Kong, which are exposed to credit risk. The risk is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring process of outstanding balances. The Group maintains reserves for estimated credit losses, which have generally been within its expectations.

Concentration of customers

Approximately 13% of total net revenues were derived from one customer from the mobile phone games segment, namely Shenzhen Chuangshi Interactive Technology Co., Ltd., for the year ended December 31, 2010. Approximately 19% and 14% of total net revenues were derived from one customer from the mobile phone games segment, namely China Mobile Communications Corporation Jiangsu Ltd., for the years ended December 31, 2011 and 2012, respectively.

Approximately 48%, 6% and nil of total net revenues for the years ended December 31, 2010, 2011 and 2012, respectively, were derived from related parties (Note 19).

CHINA MOBILE GAMES AND ENTERTAINMENT GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”), U.S. Dollars (“US$”) and Hong Kong Dollars (“HK$”),

except for number of shares and per share data)

3. CONCENTRATION OF RISKS (Continued)

Concentration of suppliers

Approximately 17% and 14% of the Group’s raw materials attributable to handset design were purchased from two suppliers, namely Think Star Electronic Stock Co., Ltd. and Bright Way, respectively, for the year ended December 31, 2010. Approximately 15% and 14% of the Group’s raw materials attributable to handset design were purchased from Xiang Hai Electronic Co., Ltd. and Shi Jian Electronic Co., Ltd., respectively, for the year ended December 31, 2011. Approximately 63.1% , 56.7% and 50.1% of the Group’s cost of revenues attributable to mobile phone games were paid to Ouyinhua Information Consulting Co., Ltd. (“Ouyinhua”), for service provided to pre-install mobile phone games on feature phones for the years ended December 31, 2010, 2011, and 2012, respectively. Failure to develop or maintain the relationships with these suppliers or Ouyinhua may affect the Group’s ability to manufacture its products. Any disruption in the supply of the raw materials or the provision of pre-installation services to the Group may adversely affect the Group’s business, financial condition and results of operations.

Current vulnerability due to certain other concentrations

The Group’s operations may be adversely affected by significant political, economic and social uncertainties in the PRC. Although the PRC government has been pursuing economic reform policies for more than 30 years, no assurance can be given that the PRC government will continue to pursue such policies or that such policies may not be significantly altered, especially in the event of a change in leadership, social or political disruption or unforeseen circumstances affecting the PRC’s political, economic and social conditions. There is also no guarantee that the PRC government’s pursuit of economic reforms will be consistent or effective.

Currency convertibility risk

The Group transacts the majority of its business in RMB, which is not freely convertible into foreign currencies. On January 1, 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted daily by the People’s Bank of China (the “PBOC”). However, the unification of the exchange rates does not imply that the RMB may be readily convertible into US$ or other foreign currencies. All foreign exchange transactions continue to take place either through the PBOC or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the PBOC. Approval of foreign currency payments by the PBOC or other institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts. Additionally, the value of the RMB is subject to changes in central government policies and international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market.

Foreign currency exchange rate risk

From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. The appreciation (depreciation) of the RMB against US$ was approximately 3%, 5% and (0.2%) for the years ended December 31, 2010, 2011 and 2012, respectively. On June 19, 2010, the People’s Bank of China announced the end of the RMB’s de facto peg to US$, a policy which was instituted in late 2008 in the face of the global financial crisis, to further reform the RMB exchange rate regime and to enhance the RMB exchange rate flexibility. The exchange rate floating bands will remain the same as previously announced in the inter-bank foreign exchange market. While the international reaction to the appreciation of the

CHINA MOBILE GAMES AND ENTERTAINMENT GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”), U.S. Dollars (“US$”) and Hong Kong Dollars (“HK$”),

except for number of shares and per share data)

3. CONCENTRATION OF RISKS (Continued)

RMB has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and potentially more significant appreciation of the RMB against the US$.

Other business risk

The PRC laws and regulations require that an entity obtain an Internet Publishing License and an Online Culture Operation License from the relevant PRC government authorities in order to operate in online mobile game business. One of the Company’s subsidiaries, Huiyou, has historically operated in the development of online mobile games without obtaining the required licenses from the relevant PRC government authorities. The developed online mobile games were licensed to Yingzheng, the VIE, which operated the online mobile games in its own name and paid commissions to Huiyou in return. The relevant PRC governmental authorities may deem the activities of Huiyou to be the operation of online games without obtaining the required licenses, which may subject the Group to penalties, and require the Group to make costly changes to its business model and materially disrupt its business. However, in the opinion of management, Huiyou’s current business model does not violate applicable PRC laws and regulations and the likelihood of penalties is remote.

4. BUSINESS ACQUISITIONS

(a) Acquisitions of operating assets of Bright Way and Tastech

On October 11, 2010, OWX HK and OWX Beijing, wholly-owned subsidiaries of OWX Holding, acquired the operating assets of Bright Way and Tastech, respectively, for an aggregate purchase price of RMB20,000 cash and 28,694,372 ordinary shares of VODone. The VODone ordinary shares are contingently returnable in whole or in part to VODone if the income before tax of the OWX Group for the period from September 1, 2010 to December 31, 2012 does not meet certain predetermined performance targets. The Company classifies the right to the return of the transferred VODone ordinary shares as an asset in accordance with ASC 805. OWX Holding, OWX HK and OWX Beijing were investment holding companies and had no operation since inception. In connection with the Reorganization (Note 1), the entire equity interest in the OWX Group held by OWX Holding was transferred to the Company. The presentation of Bright Way and Tastech is combined to show the economic substance of the two transactions as a whole. The acquisitions of operating assets of Bright Way and Tastech met the definition of a business acquisition and the results of operations of the acquired businesses have been included in the Company’s consolidated financial statements since October 11, 2010. As a result of the acquisitions, the Company is expected to expand its handset design business in the PRC.

The acquisition date fair value of the consideration transferred, net of the contingently returnable consideration assets, and the 30% noncontrolling interest in the OWX Group totaled RMB101,323, which consisted of the following:

RMB
Cash	20,000
VODone ordinary shares (28,694,372 shares)	57,463
Less: contingently returnable consideration asset	(5,231)
30% equity interest in the OWX Group	29,091

101,323

CHINA MOBILE GAMES AND ENTERTAINMENT GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”), U.S. Dollars (“US$”) and Hong Kong Dollars (“HK$”),

except for number of shares and per share data)

4. BUSINESS ACQUISITIONS (Continued)

The fair value of the 28,694,372 shares of VODone issued was determined based on the closing market price of VODone’s ordinary shares on the acquisition date. The fair value of the contingently returnable consideration asset at the acquisition date was RMB5,231.

The Company, with the assistance of an independent valuation firm, estimated the fair value of the contingently returnable consideration asset using the Black-Scholes model, which requires the input of highly subjective assumptions. The expected volatility of income before income taxes of 11.78% for which the Company has made reference to historical volatilities of several comparable companies. As of December 31, 2011 and 2012, the fair value of the contingently returnable consideration asset was RMB15,341 and nil, respectively. A loss of RMB270 and a gain of RMB27,887 and RMB2,973 (US$477) resulted from the change in fair value of the contingently returnable consideration asset was recognized in the consolidated statements of comprehensive income for the years ended December 31, 2010, 2011 and 2012, respectively. As the income before tax of the OWX Group for the years ended December 31, 2011 and 2012 did not meet the predetermined performance targets, 21,217,611 and 30,780,183 VODone ordinary shares amounting to RMB17,507 and RMB18,314 must be returned to VODone by the original shareholders of Bright Way and Tastech, respectively. The remittance of VODone ordinary shares was accounted for as deemed dividend distribution in the consolidated statements of shareholders’ equity.

The fair value of the 30% noncontrolling interest in the OWX Group is estimated to be RMB29,091 using the income approach. As the OWX Group is a group of private entities, the fair value measurement is based on significant inputs that are not observable in the market and thus represents a Level 3 measurement as defined in ASC 820. The fair value estimates are based on (i) a discount rate of 22.21%, (ii) long-term sustainable growth rate of 3%, (iii) financial multiples of companies in the same industry as the OWX Group and (iv) adjustment because of the lack of marketability that market participants would consider when estimating the fair value of the OWX Group.

The following table summarizes the fair values of the assets acquired and liabilities assumed at the date of acquisition on October 11, 2010.

RMB
Property and equipment	190
Intangible assets	16,078
Amounts due from a related party	4,547

Total identifiable assets acquired	20,815

Deferred tax liabilities	2,653

Total liabilities assumed	2,653

Net identifiable assets acquired	18,162
Goodwill	83,161

Net assets acquired	101,323

The RMB16,078 of acquired intangible assets are acquired customer relationships with an estimated useful life of seven years. For the year ended December 31, 2012, the Company recognized a fully impairment charge of RMB10,910 (US$1,751) on the acquired customer relationships (Note 10).

CHINA MOBILE GAMES AND ENTERTAINMENT GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”), U.S. Dollars (“US$”) and Hong Kong Dollars (“HK$”),

except for number of shares and per share data)

4. BUSINESS ACQUISITIONS (Continued)

The RMB83,161 of goodwill was assigned to the handset design segment. The goodwill recognized is attributable primarily to expected synergies and the assembled workforce of Bright Way and Tastech. None of the goodwill is expected to be deductible for income tax purposes. For the years ended December 31, 2010 and 2011, there were no changes in the recognized amounts of goodwill resulting from the acquisitions of operating assets of Bright Way and Tastech. For the year ended December 31, 2012, the Company recognized a goodwill impairment charge of RMB33,517 (US$5,380) (Note 9).

The Group recognized RMB306 of acquisition-related costs that were expensed in the year ended December 31, 2010. These costs are included in “General and administrative expenses” in the consolidated statements of comprehensive income. The costs associated with issuing and registering the VODone ordinary shares issued as consideration in the acquisitions of operating assets of Bright Way and Tastech were insignificant.

The amounts of revenue and earnings of the acquired businesses of Bright Way and Tastech included in the Company’s consolidated statements of comprehensive income from the acquisition date on October 11, 2010 to December 31, 2010 are as follows:

RMB
Net revenues	15,340
Net income	660

(b) Acquisition of 3GUU BVI

On December 31, 2010, Action King, a wholly-owned subsidiary of VODone, acquired 70% of the equity interest in the 3GUU Group for an aggregate purchase price of RMB58,475 (HK$68,796) cash and 68,600,000 ordinary shares of VODone. The VODone ordinary shares are contingently returnable in whole or in part to VODone if the income before tax of the 3GUU Group for the period from December 1, 2010 to December 31, 2013 does not meet certain predetermined performance targets. The Company classifies the right to the return of the transferred VODone ordinary shares as an asset in accordance with ASC 805. In connection with the Reorganization (Note 1), the entire equity interest in the 3GUU Group held by Action King was transferred to the Company. Since the acquisition occurred on December 31, 2010, no results of operations of the 3GUU Group are included in the Group’s consolidated financial statements for the year ended December 31, 2010. As a result of the acquisition, the Company is expected to further expand its mobile phone games business in the PRC.

The acquisition date fair value of the consideration transferred, net of the contingently returnable consideration assets, and the 30% noncontrolling interest in the 3GUU Group totaled RMB266,097, which consisted of the following:

RMB
Cash	58,475
VODone ordinary shares (68,600,000 shares)	139,941
Less: contingently returnable consideration asset	(1,739)
30% noncontrolling interest in the 3GUU Group	69,420

266,097

CHINA MOBILE GAMES AND ENTERTAINMENT GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”), U.S. Dollars (“US$”) and Hong Kong Dollars (“HK$”),

except for number of shares and per share data)

4. BUSINESS ACQUISITIONS (Continued)

The fair value of the 68,600,000 shares of VODone issued was determined based on the closing market price of VODone’s ordinary shares on the acquisition date. The fair value of the contingently returnable consideration asset at the acquisition date was RMB1,739.

The Company, with the assistance of an independent valuation firm, estimated the fair value of the contingently returnable consideration asset using the Black-Scholes model, which requires the input of highly subjective assumptions. The expected volatility of the income before income taxes of 11.78% for which the Company has made reference to historical volatilities of several comparable companies. As of December 31, 2011 and 2012, the fair value of the contingently returnable consideration asset was RMB1,597 and RMB13,648 (US$2,191), respectively. A loss of RMB142 and a gain of RMB24,353 (US$3,909) resulted from the change in fair value of the contingently returnable consideration asset was recognized in the consolidated statements of comprehensive income for the years ended December 31, 2011 and 2012, respectively. As the income before tax of the 3GUU Group for the year ended December 31, 2011 met the predetermined performance targets, the original shareholders of the 3GUU Group are not required to return any VODone ordinary shares to VODone as of December 31, 2011. As the income before tax of the 3GUU Group for the year ended December 31, 2012 did not met the predetermined performance targets, 20,334,262 VODone ordinary shares amounting to RMB12,302 must be returned to VODone by the original shareholders of the 3GUU Group. The remittance of VODone ordinary shares was accounted for as deemed dividend distribution in the consolidated statements of shareholders’ equity.

The fair value of the 30% noncontrolling interest in the 3GUU Group is estimated to be RMB69,420. The fair value of the 30% noncontrolling interest was estimated by deriving the fair value of the acquired business including a control premium as a whole and then subtracting the considerations transferred by Action King Limited for the 70% controlling interest. The fair value of the acquired business was estimated using the income approach. As the 3GUU Group is a group of private entities, the fair value measurement is based on significant inputs that are not observable in the market and thus represents a Level 3 measurement as defined in ASC 820. The fair value estimates are based on (i) a discount rate of 22.97%, (ii) long-term sustainable growth rate of 3%, (iii) financial multiples of companies in the same industry as the 3GUU Group and (iv) adjustment because of the lack of marketability that market participants would consider when estimating the fair value of the 3GUU Group.

CHINA MOBILE GAMES AND ENTERTAINMENT GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”), U.S. Dollars (“US$”) and Hong Kong Dollars (“HK$”),

except for number of shares and per share data)

4. BUSINESS ACQUISITIONS (Continued)

The following table summarizes the fair values of the assets acquired and liabilities assumed at the date of acquisition on December 31, 2010.

December 31, 2010
RMB
Cash and cash equivalents	26,997
Accounts receivable	20,222
Prepayment and other current assets	372
Deferred tax assets, current portion	641
Property and equipment	1,258
Intangible assets	11,777
Deferred tax assets, non-current portion	500
Indemnification assets	3,716

Total identifiable assets acquired	65,483

Accounts payable	5,590
Accrued expenses and other current liabilities	4,140
Income tax payable	134
Unrecognized tax benefits	3,716
Other non-current liabilities	2,000
Deferred tax liabilities	51,630

Total liabilities assumed	67,210

Net identifiable assets (liabilities) assumed	(1,727)
Goodwill	267,824

Net assets acquired	266,097

The RMB11,777 of acquired intangible assets are subject to a weighted-average useful life of three years. Those definite-lived intangible assets include mobile games and platforms of RMB10,828, with an estimated useful life of three years, mobile game development costs of RMB941, with an estimated useful life of three years and computer software of RMB8, with an estimated useful life of five years.

The RMB267,824 of goodwill was assigned to the mobile phone games segment. The goodwill recognized is attributable primarily to expected synergies and the assembled workforce of the 3GUU Group. None of the goodwill is expected to be deductible for income tax purposes.

Indemnification assets represent the indemnification provided by the selling shareholders of the 3GUU Group for uncertainties about the settlement amount of unrecognized tax benefits related to the pre-acquisition period. The Group recognized RMB3,716 of indemnification assets at the acquisition date, which was the fair value measured using assumptions consistent with those used to measure the indemnified item. A gain of RMB293 and RMB451(US$72) resulted from the change in fair value of the indemnification assets was recognized in the consolidated statements of comprehensive income for the years ended December 31, 2011 and 2012, respectively.

CHINA MOBILE GAMES AND ENTERTAINMENT GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”), U.S. Dollars (“US$”) and Hong Kong Dollars (“HK$”),

except for number of shares and per share data)

4. BUSINESS ACQUISITIONS (Continued)

The Group recognized RMB604 of acquisition-related costs that were expensed in the year ended December 31, 2010. These costs are included in “General and administrative expenses” in the consolidated statements of comprehensive income. The costs associated with issuing and registering the VODone ordinary shares issued as consideration in the acquisition of the 3GUU Group were insignificant.

(c) Pro forma consolidated financial information

The following unaudited pro forma consolidated financial information reflects the results of the operations of the Group for the year ended December 31, 2010, as if the acquisitions of the operating assets of Bright Way and Tastech, and the 3GUU Group described above had been completed as of January 1, 2010. The pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what operating results would have been had the acquisitions actually taken place on the date indicated and may not be indicative of future operating results. These amounts have been calculated after applying the Company’s accounting policies and the pro forma adjustments are based upon available information and certain assumptions that management believes are reasonable.

For the year ended December 31, 2010
RMB (unaudited)
Net revenues	268,821
Net income	62,557
Basic and diluted earnings per share	0.21

5. ACCOUNTS RECEIVABLE

Accounts receivable and the related allowance for doubtful accounts are summarized as follows:

	As of December 31,
	2011	2012	2012
	RMB	RMB	US$
Accounts receivable	56,121	41,726	6,697
Less: Allowance for doubtful accounts	—	—	—

Accounts receivable, net	56,121	41,726	6,697

The Group does not offer extended payment terms and all accounts receivable are unsecured and non-interesting bearing. The Group offers credit terms ranging from three to nine months to customers with long-term relationship and good credit history. For the years ended December 31, 2010, 2011 and 2012, accounts receivable of nil, nil and RMB553 (US$89) were written off after all collection efforts have ceased. No allowance for doubtful accounts was recognized as of December 31, 2011 and 2012.

CHINA MOBILE GAMES AND ENTERTAINMENT GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”), U.S. Dollars (“US$”) and Hong Kong Dollars (“HK$”),

except for number of shares and per share data)

6. INVENTORIES

Inventories are summarized as follows:

	As of December 31,
	2011	2012	2012
	RMB	RMB	US$
Raw materials	2,103	1,854	298
Working in process	—	505	81
Inventories net	2,103	2,359	379

Obsolete inventories of nil, nil and RMB669 (US$107) were written off as an expense in cost of revenues during the years ended December 31, 2010, 2011 and 2012, respectively. No inventory obsolescence provision was recognized as of December 31, 2011 and 2012.

7. PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets consist of the following:

	As of December 31,
	2011	2012	2012
	RMB	RMB	US$
Contingently returnable consideration assets (Note 4)	16,938	13,648	2,191
Indemnification assets from a business acquisition (Note 4(b))	4,009	4,460	716
Deposits for office leases	213	1,173	188
Advances to employees	386	293	47
Receivables from game developers	—	10,000	1,605
Interests receivable	—	553	89
Loan to a third party	—	3,040	488
Prepaid expenses	3,171	3,870	621
Others	249	349	56

Total	24,966	37,386	6,001

Receivables from game developers as of December 31, 2012 represent the financial support provided to two third-party game developers to each develop a social game according to the Group’s request and specifications. The financial support will be repaid by the game developers using future profits generated by the two developed games to be shared with the game developers by the Group based on a predetermined profit sharing arrangement.

Loan to a third party as of December 31, 2012 represents RMB denominated loans to an unrelated third party of RMB3,040 (US$488). The loan is unsecured, interest-free and repayable within one year.

CHINA MOBILE GAMES AND ENTERTAINMENT GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”), U.S. Dollars (“US$”) and Hong Kong Dollars (“HK$”),

except for number of shares and per share data)

8. PROPERTY AND EQUIPMENT, NET

Property and equipment and the related accumulated depreciation are summarized as follows:

	As of December 31,
	2011	2012	2012
	RMB	RMB	US$
Office equipment	5,515	7,214	1,158
Leasehold improvement	1,585	1,661	267
Motor vehicles	88	88	14

Property and equipment, cost	7,188	8,963	1,439
Less: Accumulated depreciation	(1,753)	(4,149)	(666)

Property and equipment, net	5,435	4,814	773

Depreciation expenses, which were recorded in general and administrative expenses, for the years ended December 31, 2010, 2011 and 2012 were RMB218, RMB1,584 and RMB2,462 (US$395), respectively.

9. GOODWILL

Changes in the carrying amount of goodwill for the years ended December 31, 2011 and 2012 are as follows:

	Dragon Joyce Group	3GUU Group	OWX Group	Total
	RMB	RMB	RMB	RMB
Balance as of December 31, 2010	247,373	267,824	83,161	598,358
Goodwill acquired during the year	—	—	—	—
Impairment	—	—	—	—

Balance as of December 31, 2011	247,373	267,824	83,161	598,358

Goodwill acquired during the year	—	—	—	—
Impairment	—	—	(33,517)	(33,517)

Balance as of December 31, 2012	247,373	267,824	49,644	564,841

Balance as of December 31, 2012 in US$	39,706	42,989	7,968	90,663

Goodwill is not deductible for tax purposes and is not amortized but tested for impairment at least annually.

During the year ended December 31, 2012, due to the significant decline in revenue and net income, the Company determined that there were impairment indicators related to the carrying value of its goodwill. Thus, the Company performed the two-step goodwill impairment test on each of its reporting units.

In estimating the fair value of each of the reporting units in the first step of the impairment test, significant management judgment was applied. The Company estimated the fair value of each of the reporting units using the income approach valuation methodology. The market-based valuation methodology is not considered as appropriate because of volatility of the general market condition as well as insufficient number of comparable companies. In using the income approach methodology of valuation, estimates to determine the fair value of the

CHINA MOBILE GAMES AND ENTERTAINMENT GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”), U.S. Dollars (“US$”) and Hong Kong Dollars (“HK$”),

except for number of shares and per share data)

9. GOODWILL (Continued)

reporting units included management’s judgment related to forecasts of future operating results, discount rates and expected future growth rates. The underlying assumptions used in the first step of the impairment test considered the market capitalization as of December 31, 2012 as well as the current local operating environment in the PRC and its expected impact on the fair value of the reporting unit. Due to the market transition and decline in demand for handset design of feature phones, the Company determined that the fair value of the OWX Group reporting unit was less than its carrying value and performed the second step of the impairment test.

The Company performed the second step of the impairment test to determine the implied fair value of goodwill for the OWX Group reporting unit with fair value less than carrying value. The implied fair value of goodwill was determined by allocating the fair value of the reporting unit to all of the assets and liabilities including any unrecognized intangible assets of the reporting unit. This implied fair value was compared to the carrying value of reporting unit goodwill to quantify the amount of impairment loss. For the year ended December 31, 2012, the Company recognized a goodwill impairment charge of RMB33,517 (US$5,380).

10. INTANGIBLE ASSETS, NET

Intangible assets and the related accumulated amortization and impairment loss are summarized as follows:

	As of December 31, 2011,
	Cost or fair value at acquisition	Accumulated amortization	Impairment	Net value
	RMB	RMB	RMB	RMB
Computer software	1,581	(201)	—	1,380
Mobile games and platforms	56,429	(20,524)	—	35,905
Acquired customer relationships	42,939	(11,506)	—	31,433
Mobile game product development costs	1,817	(434)	—	1,383

Total	102,766	(32,665)	—	70,101

	As of December 31, 2012,
	Cost or fair value at acquisition	Accumulated amortization	Impairment	Net value	Net value
	RMB	RMB	RMB	RMB	US$
Computer software	5,210	(1,416)	—	3,794	609
Mobile games and platforms	59,304	(35,690)	—	23,614	3,790
Acquired customer relationships	42,938	(17,639)	(10,910)	14,389	2,310
Mobile game product development costs	2,679	(1,478)	—	1,201	193

Total	110,131	(56,223)	(10,910)	42,998	6,902

During the year ended December 31, 2012, the Company recognized a full impairment charge of RMB10,910 (US$1,751) on the acquired customer relationships of the OWX Group attributable to the handset design segment, as the intangible asset was no longer expected to generate any further economic benefits for the Group.

CHINA MOBILE GAMES AND ENTERTAINMENT GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”), U.S. Dollars (“US$”) and Hong Kong Dollars (“HK$”),

except for number of shares and per share data)

10. INTANGIBLE ASSETS, NET (Continued)

Amortization expenses, which were recorded in cost of revenues, for the years ended December 31, 2010, 2011 and 2012 were RMB10,499, RMB19,686 and RMB23,583 (US$3,785), respectively.

The estimated annual amortization expenses for each of the five succeeding fiscal years are as follows:

	RMB	US$
2013	16,530	2,653
2014	13,382	2,148
2015	9,716	1,560
2016	3,356	539
2017	14	2

Total	42,998	6,902

11. NON-CURRENT PREPAYMENTS

During the year ended December 31, 2012, the Group paid upfront payments of RMB30,000 (US$4,815) to certain mobile phone service providers as a form of sales incentives in exchange for an exclusive channel for billing and collection services (the “Channel”) offered by the mobile service providers to mobile phone game players who purchase the Company’s in-game premium features. The upfront payments are amortized over the useful life of the Channels, which is estimated to be 5 to 6 years depending on the historical relationship between the Group and the mobile phone service providers. The Group accounts for the sales incentives as a reduction of revenues in accordance with ASC 605-50, Revenue Recognition: Customer Payments and Incentives. For the year ended December 31, 2012, upfront payments amounting to RMB1,400 (US$225) were amortized and recognized as a reduction of revenues in the consolidated statements of comprehensive income. As of December 31, 2012, the unamortized portion of the upfront payments amounting to RMB28,600 (US$4,590) was classified as non-current prepayments on the consolidated balance sheets.

12. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	As of December 31,
	2011	2012	2012
	RMB	RMB	US$
Advances from customers	564	616	99
Accrued payroll and welfare payable	10,053	16,251	2,608
Business tax, value-added tax and other taxes payable	3,802	1,287	207
Accrued initial public offering costs	2,010	—	—
Others	1,148	1,443	231

Total	17,577	19,597	3,145

CHINA MOBILE GAMES AND ENTERTAINMENT GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”), U.S. Dollars (“US$”) and Hong Kong Dollars (“HK$”),

except for number of shares and per share data)

12. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES (Continued)

Advances from customers represent cash payments received from customers in advance of the delivery of handset design products and services. The advances are applied towards the purchase price and recognized as revenue when the conditions for revenue recognition have been met. Advances from customers are non-interest bearing and refundable if the Group fails to perform.

13. DEFERRED INITIAL PUBLIC OFFERING COSTS

Direct costs incurred by the Company attributable to its initial public offering of ordinary shares in the United States were deferred until September 25, 2012 and expensed off to the consolidated statements of comprehensive income upon the Listing of the Company (Note 1). Such deferred costs included legal and other professional fees related to the offering.

14. CONTINGENTLY REDEEMABLE ORDINARY SHARES

On May 11, 2012 (the “Issuance Date”), the Company issued 26,485,961 contingently redeemable ordinary shares (“Contingently Redeemable Ordinary Shares”) for an aggregate purchase price of US$12,000 (the “Purchase Price”), or US$0.45307 per share (the “Initial Per Share Price).

The key features of the Contingently Redeemable Ordinary Shares are as follows:

Redemption

The holders of the Contingently Redeemable Ordinary Shares may require the Company to redeem all but not less than all of the Contingently Redeemable Ordinary Shares held by the holders upon (i) an IPO is consummated on or prior to May 11, 2013 and the market capitalization of the IPO is below US$300,000 or (ii) the IPO has not been consummated on or prior to May 11, 2013. The redemption price shall equal to the Purchase Price plus any interest accrued on the Purchase Price based on the one year USD deposit interest rate for foreign currency deposit established by the People’s Bank of China on the Issuance Date. If the Company completes an IPO on or prior to May 11, 2013 and the market capitalization of the IPO is in excess of US$300,000 (“Qualified IPO”), the redemption right is forfeited and the Contingently Redeemable Ordinary Shares shall automatically be converted into ordinary shares.

Voting rights

Each Contingently Redeemable Ordinary Share is entitled to the number of votes equal to the number of ordinary shares then issuable upon its conversion into ordinary shares.

Dividends

Each Contingently Redeemable Ordinary Share is entitled to receive dividends in an amount equal to that of dividends declared or paid for all ordinary shares such Contingently Redeemable Ordinary Share could be converted into.

CHINA MOBILE GAMES AND ENTERTAINMENT GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”), U.S. Dollars (“US$”) and Hong Kong Dollars (“HK$”),

except for number of shares and per share data)

14. CONTINGENTLY REDEEMABLE ORDINARY SHARES (Continued)

Liquidation preference

In the event of any liquidation, dissolution or winding up of the Company, prior to any distribution or payments to holders of ordinary shares other than the Contingently Redeemable Ordinary Shares, each holder of the Contingently Redeemable Ordinary Shares is entitled to receive an amount equal to 100% of the Initial Per Share Price per Contingently Redeemable Ordinary Share then held by such holder.

Accounting for the Contingently Redeemable Ordinary Shares

The Contingently Redeemable Ordinary Shares have been classified as mezzanine equity as they can be redeemed at the option of the holders upon the occurrence of certain contingent events outside the sole control of the Company.

The Contingently Convertible Ordinary Shares automatically convert into the Company’s ordinary shares when a Qualified IPO occurs whilst become redeemable by the holders when a Qualified IPO fails to occur. The Company evaluated the embedded conversion and redemption features contained in the Convertible Redeemable Ordinary Shares to determine if these features require bifurcation. Prior to the Listing of the Company on September 25, 2012, the conversion and redemption features were not required to be bifurcated because the underlying ordinary shares are not net settleable, publicly traded or readily convertible into cash. Upon the Listing of the Company on September 25, 2012, the Company re-evaluated whether the embedded features require bifurcation when the underlying ordinary shares became publicly traded. Since the holders of the Contingently Redeemable Ordinary Shares can only require the Company to redeem all but not less than all of the Contingently Redeemable Ordinary Shares and the transaction volume since the Listing had been minimal, the Company determined that the conversion and redemption features would not be deemed to be net settleable because the smallest number of units into which the Contingently Redeemable Ordinary Shares can be converted is not readily convertible to cash. Thus, the conversion and redemption features did not qualify for bifurcation after the Listing.

The initial carrying value of the Contingently Redeemable Ordinary Shares is the issue price on the Issuance Date of RMB75,648 (US$12,142) net of issuance costs of RMB1,813 (US$290). The Company concluded that the Contingently Redeemable Ordinary Shares are not redeemable currently, but it is probable that the Contingently Redeemable Ordinary Shares will become redeemable. The Company elected to recognize changes in the redemption value immediately as they occur and adjust the carrying value of the Contingently Redeemable Ordinary Shares to equal the redemption value at the end of each reporting period. An accretion charge of RMB3,023 (US$485) was recorded as a reduction of income available to ordinary shareholders for the year ended December 31, 2012.

The carrying value of the Contingently Redeemable Ordinary Shares as of December 31, 2012 is as follows:

	RMB	US$
Balance as of December 31, 2011	—	—
Issuance of Contingently Redeemable Ordinary Shares	75,648	12,142
Issuance costs	(1,813)	(290)
Changes in redemption value	3,023	485

Balance as of December 31, 2012	76,858	12,337

CHINA MOBILE GAMES AND ENTERTAINMENT GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”), U.S. Dollars (“US$”) and Hong Kong Dollars (“HK$”),

except for number of shares and per share data)

14. CONTINGENTLY REDEEMABLE ORDINARY SHARES (Continued)

At the point in time when redemption becomes certain, the Contingently Redeemable Ordinary Shares will be reclassified from mezzanine equity to liability based on the redemption amount at that date. If the Contingently Redeemable Ordinary Shares are converted into ordinary shares, the carrying amount of the Contingently Redeemable Ordinary Shares will be reclassified from mezzanine equity to equity.

15. SHAREHOLDERS’ EQUITY

Ordinary shares

On January 20, 2011, the Company issued one share of ordinary share with par value of US$1.00 to VODone in connection with the incorporation of the Company.

On August 22, 2011, the Company restructured its share capital to increase the authorized capital to 1,000,000 ordinary shares with a per share par value of US$1.00 from 50,000 ordinary shares with a per share par value of US$1.00. In addition, on August 22, 2011, each of the existing issued and authorized ordinary shares of US$1.00 per share each was divided into 1,000 ordinary shares of US$0.001 per share each.

On August 23, 2011, the Company effected a 2,500,000 ordinary shares rights offering to its existing shareholder, VODone, for a subscription price of US$0.001 per ordinary share. Since the ordinary shares were issued for nominal consideration, the offering contains a bonus element that is accounted for similar to a stock dividend in accordance with ASC 260. In addition, as more fully described in Note 1, pursuant to a legal reorganization of entities under common control on August 23, 2011, the Company issued 209,999,000 new ordinary shares to Dragon Joyce, OWX Holding and Action King to acquire their equity interests in the Dragon Joyce Group, the OWX Group and the 3GUU Group, respectively.

Upon the completion of the Listing on September 25, 2012, the Company’s ordinary shares were converted into 113,112,458 Class A ordinary shares and 189,617,092 Class B ordinary shares. The Memorandum and Articles of Association were amended and restated such that the authorized share capital consisted of 750,000,000 Class A and 250,000,000 Class B ordinary shares, respectively, at a par value of US$0.001 per share. The rights of the holders of Class A and Class B ordinary shares are identical, except with respect to voting rights. Each share of Class A ordinary shares is entitled to one vote per share and is not convertible into Class B ordinary shares under any circumstances. Each Class B ordinary share is entitled to five votes per share and is convertible into one Class A ordinary share at any time by its holder. Upon any transfer of Class B ordinary shares by the holder thereof to any person or entity that is not an affiliate of such holder, such Class B ordinary shares would be automatically converted into an equal number of Class A ordinary shares.

On September 25, 2012, the Company completed the Listing and 464,750 RSUs were vested and exercised. These 464,750 RSUs were considered issued and outstanding Class A ordinary shares as of December 31, 2012.

All ordinary share and per share information are adjusted retroactively for the above described change in share capital and ordinary shares rights offering, for all years presented. As of December 31, 2012, 750,000,000 Class A ordinary shares and 250,000,000 Class B ordinary shares were authorized, respectively, and 113,577,208 Class A ordinary shares and 189,617,092 Class B ordinary shares were issued and outstanding, respectively.

CHINA MOBILE GAMES AND ENTERTAINMENT GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”), U.S. Dollars (“US$”) and Hong Kong Dollars (“HK$”),

except for number of shares and per share data)

15. SHAREHOLDERS’ EQUITY (Continued)

The Company did not pay or declare any dividends on ordinary shares in the years ended December 31, 2010 and 2012. On December 8, 2011, the Company’s board of directors declared cash dividend of RMB71,400 to certain shareholders of the Group based on the undistributed retained earnings of the Dragon Joyce Group and the OXW Group and their respective shareholding in these entities at the time of the Reorganization. As of December 31, 2011, RMB63,000 of the dividend declared remained unpaid. The unpaid dividend was fully settled on February 9, 2012. The payment of dividends in the future will be contingent upon the Group’s revenues and earnings, if any, capital requirements and general financial condition subsequent to the completion of a business combination. The payment of dividends will be subject to the discretion of the Company’s board of directors and subject to the requirements of Cayman Islands’ laws.

Accumulated other comprehensive loss

Changes in the balances of the component of accumulated other comprehensive loss for the years ended December 31, 2010, 2011 and 2012 are as follows:

	Foreign currency translation
	RMB	US$
Balance as of December 31, 2009	—	—
Other comprehensive loss	(78)	(12)

Balance as of December 31, 2010	(78)	(12)
Other comprehensive loss	(349)	(56)

Balance as of December 31, 2011	(427)	(68)
Other comprehensive income	7	1

Balance as of December 31, 2012	(420)	(67)

16. RESTRICTED NET ASSETS

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries and VIE. Relevant PRC statutory laws and regulations permit payments of dividends by the Company’s PRC subsidiaries and VIE only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Company’s PRC subsidiaries and VIE.

In accordance with the PRC Regulations on Enterprises with Foreign Investment and their articles of association, a foreign invested enterprise established in the PRC is required to provide certain statutory reserves, namely general reserve fund, the enterprise expansion fund and staff welfare and bonus fund which are appropriated from net profit as reported in the enterprise’s PRC statutory accounts. A foreign invested enterprise is required to allocate at least 10% of its annual after-tax profit to the general reserve until such reserve has reached 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors for all foreign invested enterprises. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. Huiyou, Donggan, Longyue, Shenzhen Douwan, Qilewuxian, Yikechuanghui,

CHINA MOBILE GAMES AND ENTERTAINMENT GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”), U.S. Dollars (“US$”) and Hong Kong Dollars (“HK$”),

except for number of shares and per share data)

16. RESTRICTED NET ASSETS (continued)

Shenzhen Douqu, OWX Beijing, Zhongtuo and Yitongtianxia were established as a foreign invested enterprise and therefore are subject to the above mandated restrictions on distributable profits.

Additionally, in accordance with the Company Law of the PRC, a domestic enterprise is required to provide statutory common reserve at least 10% of its annual after-tax profit until such reserve has reached 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. A domestic enterprise is also required to provide discretionary surplus reserve, at the discretion of the board of directors, from the profits determined in accordance with the enterprise’s PRC statutory accounts. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. Yingzheng was established as a domestic invested enterprise and therefore is subject to the above mandated restrictions on distributable profits.

As a result of these PRC laws and regulations that require annual appropriations of 10% of after-tax income to be set aside prior to payment of dividends as general reserve fund, the Company’s PRC subsidiaries and VIE are restricted in their ability to transfer a portion of their net assets in the form of dividend payments, loans or advances to the Company. The amounts restricted include paid-in capital and statutory reserve funds of the Company’s PRC subsidiaries and the net assets of the VIE, as determined pursuant to PRC generally accepted accounting principles, totaling RMB32,926 (US$5,285) as of December 31, 2012.

17. INCOME TAXES

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gains.

British Virgin Islands

Under the current laws of the British Virgin Islands, the Company’s BVI incorporated subsidiaries are not subject to tax on income or capital gains. In addition, upon payments of dividends by these entities to their shareholders, no British Virgin Islands withholding tax will be imposed.

Hong Kong

Hong Kong profits tax rate is 16.5%. The Company’s Hong Kong incorporated subsidiaries, except for OWX HK, are not subject to Hong Kong profits tax as they do not have income arising in or derived from Hong Kong. OWX HK is subject to Hong Kong profits tax at 16.5% on its Hong Kong sourced assessable profits. In addition, upon payments of dividends by the Company’s Hong Kong subsidiaries to their shareholders, no Hong Kong withholding tax will be imposed.

China

Effective from January 1, 2008, the PRC’s statutory enterprise income tax (“EIT”) rate is 25%. The Company’s PRC subsidiaries and VIE are subject to EIT at 25% unless otherwise specified.

Under the EIT law and its relevant regulations, dividends paid by PRC enterprises out of profits earned after December 31, 2007 to non-PRC tax resident investors are subject to PRC withholding tax of 10%. A lower withholding tax rate may be applied based on applicable tax treaty with certain countries.

CHINA MOBILE GAMES AND ENTERTAINMENT GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”), U.S. Dollars (“US$”) and Hong Kong Dollars (“HK$”),

except for number of shares and per share data)

17. INCOME TAXES (Continued)

Pursuant to CaiShui [2008] No.1, qualified new software development enterprises are each entitled to a tax holiday of 2-year full EIT exemption followed by 3-year 50% EIT reduction (“2+3 tax holiday”) starting from their respective first profit-making year. Huiyou and Yitongtianxia, being qualified new software development enterprises, are each entitled to a 2+3 tax holiday and their first profit-making year was year 2012 and year 2011, respectively. Accordingly, Huiyou is tax exempted for years 2012 and 2013 and subject to EIT at 12.5% from years 2014 to 2016. Yitongtianxia’s first profit-making year was 2011. Nevertheless, it did not receive the 2+3 tax holiday approval until April 2012. As a result, its 2+3 tax holiday is effective retroactively from year 2011 and is tax exempted for years 2011 and 2012 and subject to EIT at 12.5% from years 2013 to 2015. The retroactive effect of the year 2011 tax holiday is the recognition of the respective year 2011 unrecognized tax benefits of RMB8,817 (US$1,415) during year 2012.

Under the prevailing EIT law and its relevant regulations, a qualified high and new technology enterprise is entitled to a preferential tax rate of 15%. In May 2012, Yingzheng obtained the approval to enjoy the high and new technology enterprise preferential tax rate of 15% effective retroactively from year 2011 for a period of three years. The retroactive effect of the year 2011 preferential tax rate is the recognition of the respective year 2011 unrecognized tax benefits of RMB615 (US$99) and a decrease in Yingzheng’s deferred tax assets by RMB789 (US$127) during year 2012.

The prevailing EIT law and its relevant regulations treat enterprises established outside of the PRC with “effective management and control” located in the PRC as PRC resident enterprises for tax purposes. The term “effective management and control” is generally defined as exercising management and control over the business, personnel, accounting, properties, etc. of an enterprise. The Company and its subsidiaries located in jurisdictions outside of the mainland PRC, if considered PRC resident enterprises for tax purposes, would be subject to the PRC enterprise income tax at the rate of 25% on their worldwide income commencing on January 1, 2008. As of December 31, 2011 and 2012, the Company has not accrued for PRC tax on such basis, as the Group’s non-PRC entities had zero assessable profits in the PRC for the period after January 1, 2008. The Group will continue to monitor the tax status with regards to the PRC tax resident enterprise regulation of its non-PRC entities.

Income (loss) before income taxes consists of:

	For the Years Ended December 31,
	2010	2011	2012
	RMB	RMB	RMB	US$
Cayman Islands	—	34,263	(43,486)	(6,980)
British Virgin Islands	—	—	(18,881)	(3,031)
Hong Kong	9,407	6,585	5,369	862
The PRC	49,953	86,568	33,836	5,431

Total	59,360	127,416	(23,162)	(3,718)

CHINA MOBILE GAMES AND ENTERTAINMENT GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”), U.S. Dollars (“US$”) and Hong Kong Dollars (“HK$”),

except for number of shares and per share data)

17. INCOME TAXES (Continued)

The current and deferred components of the income tax expense (benefit) appearing in the consolidated statements of comprehensive income are as follows:

	For the Years Ended December 31,
	2010	2011	2012
	RMB	RMB	RMB	US$
Current tax expense (benefit)	21,593	19,294	(5,969)	(958)
Deferred tax benefit	(2,946)	(55,221)	(2,720)	(437)

	18,647	(35,927)	(8,689)	(1,395)

A reconciliation of income taxes computed at the PRC statutory tax rate of 25% to the actual income tax expense (benefit) is as follows:

	For the Years Ended December 31,
	2010	2011	2012
	RMB	RMB	RMB	US$
Income (loss) before income taxes	59,360	127,416	(23,162)	(3,718)

Income tax expense (benefit) computed at the PRC statutory tax rate of 25%	14,840	31,854	(5,791)	(930)
Foreign tax rate differential	2,408	(10,565)	12,081	1,939
Deemed profits taxation basis differential in Shenzhen Douwan*	—	(18,118)	—	—
Non-deductible expenses	98	2,983	1,630	262
Non-taxable income	(33)	—	—	—
Effect of change in tax status/rate	—	—	(8,643)	(1,387)
Withholding tax on dividend distribution	—	7,000	—	—
Effect of tax holidays	(11)	—	(17,045)	(2,736)
Outside basis differences in the VIE	—	(51,432)	—	—
Current/deferred rate differential	471	(108)	3,196	513
Increase in valuation allowance	811	1,073	3,184	511
Interest and penalties on unrecognized tax benefits	63	1,386	2,643	424
Others	—	—	56	9

Income tax expense (benefit)	18,647	(35,927)	(8,689)	(1,395)

*	Deemed taxation basis differential in Shenzhen Douwan represents the difference in income tax expense calculated at the PRC statutory tax rate of 25% on income before taxes versus on deemed profits calculated at 30% of net revenue. Shenzhen Douwan adopted the methodology of deemed profits basis in year 2011.

CHINA MOBILE GAMES AND ENTERTAINMENT GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”), U.S. Dollars (“US$”) and Hong Kong Dollars (“HK$”),

except for number of shares and per share data)

17. INCOME TAXES (Continued)

The aggregate amount and per share effect of tax holidays are as follows:

	For the Years Ended December 31,
	2010	2011	2012
	RMB	RMB	RMB	US$
Aggregate amount	11	—	17,045	2,736

Effect on basic and diluted earnings per share for Class A and Class B ordinary shares:
Basic	—	—	0.06	0.01

Diluted	—	—	0.06	0.01

The significant components of the Group’s deferred tax assets and deferred tax liabilities are as follows:

	As of December 31,
	2011	2012	2012
	RMB	RMB	US$
Deferred tax assets, current portion:
Accrued expenses	1,774	1,861	299
Less: Valuation allowance	(283)	(1,599)	(257)

Deferred tax assets, current portion, net	1,491	262	42

Deferred tax assets, non-current portion:
Intangible assets and property and equipment	388	473	76
Government grants	538	323	52
Net operating loss carryforwards	1,616	2,827	454
Less: Valuation allowance	(1,626)	(3,494)	(561)

Deferred tax assets, non-current portion, net	916	129	21

Deferred tax liabilities, non-current portion:
Intangible assets	12,580	7,844	1,259

Deferred tax liabilities, non-current portion, net	12,580	7,844	1,259

As of December 31, 2011 and 2012, the Group’s total deferred tax assets before valuation allowances were RMB4,316 and RMB5,484 (US$881), respectively. As of December 31, 2011 and 2012, the Group recorded valuation allowances of RMB1,909 and RMB5,093 (US$818), respectively, on its deferred tax assets that are sufficient to reduce the deferred tax assets to the amounts that are more-likely-than-not to be realized.

As of December 31, 2012, the Company had net operating losses of RMB15,121 (US$2,427) from several of its subsidiaries, which can be carried forward to offset future net profit for income tax purposes. Net operating loss carryforwards of RMB3, RMB33, and RMB15,085 as of December 31, 2012 will expire in years 2015, 2016 and 2017, respectively, if not utilized.

CHINA MOBILE GAMES AND ENTERTAINMENT GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”), U.S. Dollars (“US$”) and Hong Kong Dollars (“HK$”),

except for number of shares and per share data)

17. INCOME TAXES (Continued)

Aggregate undistributed earnings of the Company’s subsidiaries and the VIE located in the PRC that are available for distribution to non-PRC tax resident parent companies and primary beneficiary company at December 31, 2011 and 2012 amounting to RMB103,382 and RMB159,463, respectively and are considered to be indefinitely reinvested under ASC subtopic 740-30 (“ASC 740-30”), Income Taxes: Other Considerations or Special Areas. Accordingly, the management considered that the amount of unrecognized deferred tax liabilities for temporary differences related to investments in the PRC subsidiaries and the VIE is not determined because such a determination is not practical.

Deferred tax liabilities arising from (i) aggregate undistributed earnings of Yingzheng, a VIE of the Group, that are available for distribution to Yitongtianxia, its PRC tax resident parent company and (ii) the difference between the book basis and the tax basis in the investment in Yingzheng were RMB4,399 and RMB47,033 as of December 31, 2010, respectively. The registered shareholders of Yingzheng are contractually required to remit dividends received from Yingzheng to Yitongtianxia. This distribution chain results in (i) a taxable dividend from Yingzheng to its registered shareholders and (ii) a taxable contribution to Yitongtianxia when the proceeds are remitted to Yitongtianxia by the registered shareholders. The tax impact on the future cash distribution is recognized in deferred tax liabilities as an outside basis difference. On December 16, 2011, 3GUU BVI, a BVI entity, replaced Yitongtianxia, a PRC entity, as the primary beneficiary of Yingzheng (Note 1). As management is asserting indefinite reinvestment of undistributed earnings of the Group’s foreign subsidiaries located in the PRC, the deferred tax liabilities arising from the aggregate undistributed earnings of Yingzheng and the difference between the book basis and the tax basis in the investment in Yingzheng were reversed during the year ended December 31, 2011.

Unrecognized tax benefits

A tabular reconciliation of the Group’s unrecognized tax benefits, excluding interest and penalties, is as follows:

	For the Years Ended December 31,
	2010	2011	2012
	RMB	RMB	RMB	US$
Balance at the beginning of year	—	19,563	25,262	4,055
Increase from business acquisitions	2,470	—	—	—
Increase related to current year tax positions	17,093	5,699	4,800	770
Decrease related to prior year tax position.	—	—	(9,432)	(1,513)
Lapse of statute of limitations	—	—	(60)	(10)

Balance at the end of year	19,563	25,262	20,570	3,302

As of December 31, 2011 and 2012, the Company has unrecognized tax benefits of RMB25,262 and RMB20,570 (US$3,302), respectively, of which RMB170 and RMB4,021 (US$645), respectively, are presented on a net basis against the deferred tax assets related to tax loss carryforwards on the face of the consolidated balance sheets. As a result, the amounts of unrecognized tax benefits included in the consolidated balance sheets as of December 31, 2011 and 2012 were RMB25,092 and RMB16,549 (US$2,656), respectively. RMB28,014 and RMB16,417 (US$2,635) as of December 31, 2011 and 2012, respectively, of unrecognized tax benefits would impact the effective tax rate, if recognized. The management does not expect the amount of unrecognized tax benefits will change significantly in the next twelve months.

CHINA MOBILE GAMES AND ENTERTAINMENT GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”), U.S. Dollars (“US$”) and Hong Kong Dollars (“HK$”),

except for number of shares and per share data)

17. INCOME TAXES (Continued)

For the years ended December 31, 2010, 2011 and 2012, the Company recorded income tax expenses for interest and penalties related to its unrecognized tax benefits of RMB63, RMB1,093 and RMB2,643 (US$424), respectively. The accrued interest and penalties related to unrecognized tax benefits as of December 31, 2011 and 2012 were RMB2,752 and RMB5,395, respectively, and are included in the amounts of unrecognized tax benefits in the consolidated balance sheets.

For the Company’s PRC subsidiaries and the VIE, their tax years 2007 through 2012 remain open to examination by the tax authorities as of December 31, 2012.

18. SHARE-BASED PAYMENTS

Share Option Scheme

(a) VODone share options

On November 4, 2010, VODone granted options to purchase 5,900,000 ordinary shares of VODone to certain employees of the Group at an exercise price of HK$2.25 (RMB1.93) per share. The 5,900,000 options are immediately vested and have a contractual life of three years. In accordance with ASC 718, the accounting grant date for options issued on November 4, 2010 was November 18, 2010, when VODone and the employees reached a mutual understanding of the key terms and conditions of the awards.

The share options granted by VODone to the Group’s employees are classified as equity awards which are measured based on the grant date fair value. Since the options were granted by VODone to the Group’s employees for their provision of service to the Group, the compensation cost is recognized in the Group’s financial statements with a corresponding credit to additional paid-in capital, representing VODone’s capital contribution. Since the share options are immediately vested, share-based compensation costs of RMB2,741 for the 5,900,000 options granted were immediately recognized on November 18, 2010.

CHINA MOBILE GAMES AND ENTERTAINMENT GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”), U.S. Dollars (“US$”) and Hong Kong Dollars (“HK$”),

except for number of shares and per share data)

18. SHARE-BASED PAYMENTS (Continued)

The following table summarizes the share options granted by VODone to the Group’s employees for the years ended December 31, 2010, 2011 and 2012:

Options granted to employees	Number of shares	Weighted-average exercise price per share	Weighted-average grant-date fair value per share	Weighted-average remaining contractual term	Aggregate intrinsic value
		RMB	RMB	Years	RMB
Outstanding, December 31, 2009	5,000,000	1.48	0.34
Granted	5,900,000	1.93	0.47
Exercised	(4,700,000)	1.50	0.34
Outstanding, December 31, 2010	6,200,000	1.89	0.46
Granted	—
Exercised	—

Outstanding, December 31, 2011	6,200,000	1.89	0.46
Granted	—
Exercised	—

Outstanding, December 31, 2012	6,200,000	1.89	0.46	0.89	—

Vested at December 31, 2012	6,200,000	1.89	0.46	0.89	—
Exercisable at December 31, 2012	6,200,000	1.89	0.46	0.89	—

The aggregate intrinsic value is calculated as the difference between the exercise prices of the underlying awards and the fair value of VODone’s ordinary shares as of December 31, 2012, for those awards that have an exercise price below the fair value of VODone’s ordinary shares. As of December 31, 2012, all of the share options granted to employees of the Group have an exercise price above the fair value of VODone’s ordinary shares, resulting in an aggregate intrinsic value of nil.

The weighted-average fair value of the options granted by VODone to the employees of the Group during the year ended December 31, 2010 was HK$0.55. The total fair value of options classified as equity awards vested during the year ended December 31, 2010 was RMB2,741.

The grant date fair value of the equity awards granted by VODone to the Group’s employees was estimated using the Black-Scholes option pricing model with the following assumptions:

November 18, 2010
Risk-free interest rate	0.26%
Dividend yield	0.6%
Expected volatility range	53.12%
Weighted average expected life	1 year
Estimated forfeiture rate	—

CHINA MOBILE GAMES AND ENTERTAINMENT GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”), U.S. Dollars (“US$”) and Hong Kong Dollars (“HK$”),

except for number of shares and per share data)

18. SHARE-BASED PAYMENTS (Continued)

(b) Dragon Joyce and OWX Holding options

On July 30, 2010, Dragon Joyce granted options to purchase 0.724% of the equity interest in Dragon Joyce to certain non-employee directors of the Dragon Joyce Group at an exercise price of RMB1,738. On October 26, 2010, OWX Holding granted options to purchase 2.198% of OWX Holding to certain non-employee directors of the OWX Group at an exercise price of RMB1,723. These options are vested immediately and have a contractual life of two years.

The functional currency of Dragon Joyce and OWX Holding is US$. In accordance with ASC 718, as these awards contained an exercise price denominated in RMB, which is different from the functional currency of Dragon Joyce and OWX Holding, before the modification, these share options are dual indexed to foreign exchange and the shares of Dragon Joyce and OWX Holding. Accordingly, the share options granted by Dragon Joyce and OWX Holding are accounted for as liability awards that are remeasured at fair value at the end of each reporting period until the date of settlement.

On October 27, 2011, Dragon Joyce settled the granted options to purchase 0.436% of the equity interest in Dragon Joyce by transferring 418,268 ordinary shares of the Company owned by Dragon Joyce to certain grantees. Concurrently, the Company modified the exercised price of the remaining granted options to purchase 0.288% of the equity interest in Dragon Joyce from RMB to US$. The fair values of the 418,268 ordinary shares of the Company and the granted options to purchase 0.436% of the equity interest in Dragon Joyce were the same on the date of settlement. On October 28, 2011, OWX Holding settled the granted options to purchase 1.285% of the equity interest in OWX Holding by transferring 418,266 ordinary shares of the Company owned by OWX Holding to certain grantees. Concurrently, the Company modified the exercised price of the remaining granted options to purchase 0.913% of the equity interest in OWX Holding from RMB to US$. The fair values of the 418,266 ordinary shares of the Company and the granted options to purchase 1.285% of the equity interest in OWX Holding were the same on the date of settlement. The modification resulted in the liability awards being reclassified as equity awards, as the share options were no longer dual indexed to foreign exchange and the shares of Dragon Joyce and OWX Holding.

The fair value of the options was RMB3,771, RMB4,112 and RMB3,935 at the grant dates, December 31, 2010 and settlement dates, respectively. RMB4,112 was recorded as compensation cost with a corresponding credit to additional paid-in capital as shareholders’ contribution during the year ended December 31, 2010. A reversal of compensation cost of RMB177 (US$29) was recorded with a corresponding debit to additional paid-in capital as reduction of shareholders’ contribution during the year ended December 31, 2011. The modification of the currency in which the exercise price of the share options is denominated in did not result in any incremental fair value; thus, no additional share based compensation cost was recognized upon modification on October 27, 2011.

CHINA MOBILE GAMES AND ENTERTAINMENT GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”), U.S. Dollars (“US$”) and Hong Kong Dollars (“HK$”),

except for number of shares and per share data)

18. SHARE-BASED PAYMENTS (Continued)

The grant date, December 31, 2010 and the modification date fair value of the liability awards granted by Dragon Joyce was estimated using the binomial option pricing model with the following assumptions:

	July 30, 2010	December 31, 2010	October 27, 2011
Risk-free interest rate	2.28%	3.28%	3.04%
Dividend yield	—	—	—
Expected volatility range	59.00%	48.42%	50.19%
Weighted average expected life	2 year	1.58 year	0.76 year
Suboptimal exercise factor	3	3	3
Estimated forfeiture rate	—	—	—
Fair value of 0.724% of the equity interest in Dragon Joyce	RMB2,952	RMB3,547	RMB4,269

The grant date, December 31, 2010 and the modification date fair value of the liability awards granted by OWX Holding was estimated using the binomial option pricing model with the following assumptions:

	October 26, 2010	December 31, 2010	October 28, 2011
Risk-free interest rate	2.34%	3.32%	3.07%
Dividend yield	—	—	—
Expected volatility range	56.00%	41.05%	60.82%
Weighted average expected life	2 year	1.82 year	0.99 year
Suboptimal exercise factor	3	3	3
Estimated forfeiture rate	—	—	—
Fair value of 2.198% of the equity interest in OWX Holding	RMB3,722	RMB3,722	RMB2,895

(c) 3GUU BVI options

On January 3, 2011, 3GUU BVI granted options to purchase 0.610% of the equity interest in 3GUU BVI to certain non-employee directors of the 3GUU Group at an exercise price of RMB1,708. These options are vested immediately and have a contractual life of two years.

The functional currency of 3GUU BVI is US$. In accordance with ASC 718, as these awards contained an exercise price denominated in RMB, which is different from the functional currency of 3GUU BVI, these share options are dual indexed to foreign exchange and the shares of 3GUU BVI. Accordingly, the share options granted by 3GUU BVI are accounted for as liability awards that are remeasured at fair value at the end of each reporting period until the date of settlement.

On October 29, 2011, the Company settled all of the granted options to purchase 0.610% of the equity interest in 3GUU BVI by (i) issuing 15,917.82 newly issued ordinary shares of 3GUU BVI to the grantees and (ii) exchanging the 15,917.82 ordinary shares of 3GUU BVI with 229,550 newly issued ordinary shares of the Company. The fair value of the 15,917.82 ordinary shares of 3GUU BVI and the 229,550 ordinary shares of the Company was the same as the fair value of the granted options to purchase 0.610% of the equity interest in 3GUU BVI on the date of settlement.

CHINA MOBILE GAMES AND ENTERTAINMENT GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”), U.S. Dollars (“US$”) and Hong Kong Dollars (“HK$”),

except for number of shares and per share data)

18. SHARE-BASED PAYMENTS (Continued)

The fair value of the options granted by 3GUU BVI was RMB661 and RMB992 at the grant date and settlement date, respectively. RMB992 was recorded as compensation cost with a corresponding credit to additional pain-in capital during the year ended December 31, 2011.

The grant date and settlement date fair value of the liability awards granted by 3GUU BVI was estimated using the binomial option pricing model with the following assumptions:

	January 3, 2011	October 29, 2011
Risk-free interest rate	3.34%	3.14%
Dividend yield	—	—
Expected volatility range	52.74%	47.02%
Weighted average expected life	2 year	1.18 year
Suboptimal exercise factor	3	3
Estimated forfeiture rate	—	—
Fair value of 0.610% of the equity interest in 3GUU BVI	RMB1,883	RMB2,523

(d) Options granted to employees of the Group and VODone

On October 31, 2011, the Company’s board of directors approved the 2011 Share Option Scheme (the “2011 Share Option Scheme”). On November 15, 2011, the Company’s shareholders approved the 2011 Share Option Scheme. Under the 2011 Share Option Scheme, the Company may issue up to 30,394,955 ordinary shares of the Company to its employees, directors and consultants. The purpose of the 2011 Share Option Scheme is to provide additional incentive and motivation to its employees, directors and consultants, through an equity interest in the Company, to work towards enhancing the value and benefit of the Company. The contractual period of the options granted under the 2011 Share Option Scheme is 10 years.

On February 6, 2012, the Company granted shares options under the 2011 Share Option Scheme to purchase 23,404,120 and 2,431,592 ordinary shares of the Company to its employees and employees of VODone, respectively, at an exercise price of US$0.605 per share. These share options have a contractual life of five years. Pursuant to the share options agreement, (i) 25% of the share options are vested and exercisable by each grantee on the first anniversary of the date of grant; and (ii) the remaining 75% of the share options are vested and exercisable by each grantee in 12 equal quarterly tranches beginning one calendar quarter after the first anniversary of the date of grant. Since VODone, the ultimate holding company of the Company, is a publicly listed company on the HK Stock Exchange, it or its subsidiary is prohibited to grant share options with exercise price lower than the new issue price of shares on listing unless otherwise approved or waived by the HK Stock Exchange. Any share option granted by the Company during the period commencing six months before the first confidential filing date on Form F-1, or its equivalent for listing on the HK Stock Exchange or an overseas stock exchange, up to the listing date are subject to the above requirement. Except for any waivers that may be granted by the HK Stock Exchange, the exercise price of any share option granted during such period shall be adjusted to a price not lower than the new issue price as the Company’s board of directors may deem appropriate. The exercise price of the share options shall be adjusted to the price of the listing if the price of the listing exceeds $0.605 per share, whereas the exercise price of the share options shall remain unchanged if the price of the listing is less than $0.605 per share or a listing does not take place.

CHINA MOBILE GAMES AND ENTERTAINMENT GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”), U.S. Dollars (“US$”) and Hong Kong Dollars (“HK$”),

except for number of shares and per share data)

18. SHARE-BASED PAYMENTS (Continued)

In accordance with ASC 718, the accounting grant date for these share options was February 6, 2012, as the Company and the grantees reached a mutual understanding of the key terms and conditions of the awards when the grantees began to be adversely affected by subsequent changes in the price of the Company’s ordinary shares. The share options granted to the Group’s employees are classified as equity awards which are measured based on the grant date fair value. As a market condition in which the exercise price varies with the price of the Company’s ordinary shares is attached to the share options, the market condition was considered in the estimate of their grant-date fair value. The fair value of each of the share options granted by the Company was RMB0.95 at the grant date. Compensation cost for these awards with a market condition granted to employees of the Group amounting to RMB22,230 (USD3,568) is recognized ratably for each vesting tranche, using the accelerated attribution method, over the requisite service period regardless of whether the market condition is satisfied. RMB11,277 (US$1,810) was recorded as compensation cost with a corresponding credit to additional paid-in capital for the year ended December 31, 2012.

ASC 718 does not apply to awards granted by an entity to employees of its controlling parent company. As a result, ASC 718 is not applicable to the share options granted by the Company to employees of VODone on February 6, 2012. However, since VODone, as the controlling parent of the Company, can always direct the Company to grant share-based awards to its employees, the Company measured the fair value of the shares options granted to employees of VODone at the grant date and recognized that amount as a dividend to VODone without regard to whether the options are subject to vesting provisions. While this is not consistent with the measurement model for share-based awards granted to nonemployees described in ASC topic 505-50 (“ASC 505-50”), Equity—Equity-Based Payments to Non-Employees, the Company considered the departure from ASC 505-50 was not unreasonable given that the grant of share options to employees of VODone was a capital transaction rather than compensation. Accordingly, the grant-date fair value of the share options granted to employees of VODone amounting to RMB2,313 (US$371) was recorded as a one-time deemed dividend distribution to shareholder for the year ended December 31, 2012.

The following table summarizes the share options granted to the Group’s employees during the year ended December 31, 2012:

Options granted to employees	Number of shares	Weighted-average exercise price per share	Weighted-average grant-date fair value per share	Weighted-average remaining contractual term	Aggregate intrinsic value
		RMB	RMB	Years	RMB
Outstanding, January 1, 2012	—	—	—	—	—
Granted	23,404,120	3.81	0.95
Forfeited	(535,912)	3.81	0.95
Exercised	—

Outstanding, December 31, 2012	22,868,208	3.81	0.95	4.10	—

Vested and expected to vest at December 31, 2012	22,868,208	3.81	0.95	4.10	—
Exercisable at December 31, 2012	—	3.81	0.95	4.10	—

CHINA MOBILE GAMES AND ENTERTAINMENT GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”), U.S. Dollars (“US$”) and Hong Kong Dollars (“HK$”),

except for number of shares and per share data)

18. SHARE-BASED PAYMENTS (Continued)

The following table summarizes the share options granted to the employees of VODone during the year ended December 31, 2012:

Options granted to employees	Number of shares	Weighted-average exercise price per share	Weighted-average grant-date fair value per share	Weighted-average remaining contractual term	Aggregate intrinsic value
		RMB	RMB	Years	RMB
Outstanding, January 1, 2012	—	—	—	—	—
Granted	2,431,592	3.81	0.95
Forfeited	—
Exercised	—

Outstanding, December 31, 2012	2,431,592	3.81	0.95	4.10	—

Vested and expected to vest at December 31, 2012	2,431,592	3.81	0.95	4.10	—
Exercisable at December 31, 2012	—	3.81	0.95	4.10	—

The aggregate intrinsic value is calculated as the difference between the exercise prices of the underlying awards and the fair value of the Company’s ordinary shares as of December 31, 2012, for those awards that have an exercise price below the fair value of the Company’s ordinary shares. As of December 31, 2012, all of the share options granted to employees of the Group and VODone have an exercise price above the fair value of the Company’s shares, resulting in an aggregate intrinsic value of nil.

As of December 31, 2012, total unrecognized share-based compensation cost of RMB10,996 (US$1,765), net of estimated forfeitures, is expected to be recognized over a weighted-average period of 1.79 years. Total unrecognized compensation cost may be adjusted for future changes in estimated forfeitures. To the extent the actual forfeiture rate is different from original estimate, actual share- based compensation costs related to these awards may be different from expectation.

The grant date fair value of the equity awards granted to employees of the Group and VODone was estimated using the Monte Carlo simulation model with the following assumptions:

February 6, 2012
Risk-free interest rate	0.75%
Dividend yield	2.00%
Expected volatility rate	51.64%
Weighted-average expected life	5.00
Estimated forfeiture rate	—
Fair value of the Company’s ordinary shares	RMB3.25

CHINA MOBILE GAMES AND ENTERTAINMENT GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”), U.S. Dollars (“US$”) and Hong Kong Dollars (“HK$”),

except for number of shares and per share data)

18. SHARE-BASED PAYMENTS (Continued)

(e) Restricted share units

On August 24, 2011, the Company granted 1,220,000 RSUs, with a performance condition of an IPO attached, to certain senior management and directors at the subscription price of US$0.001 per share. On March 16, 2012, the Company granted 639,000 RSUs, with a performance condition of an IPO attached, to certain senior management and directors at a subscription price of US$0.001 per share. The transferability of the 1,220,000 and 639,000 RSUs is restricted. Pursuant to the RSU subscription agreements, 25% of the RSUs will vest and become transferable upon each of: (i) the consummation of the IPO of the securities of the Company on an internationally recognized stock exchange (the “IPO Date”); (ii) the first anniversary of the IPO Date; (iii) the second anniversary of the IPO Date; and (iv) the third anniversary of the IPO Date. If the IPO is not consummated by December 31, 2014, the Company is required to repurchase all of the RSUs at the purchase price of US$0.001 per share. There is a service condition in addition to the performance condition attached to the vesting of the RSUs, as the unvested restricted shares shall be subject to repurchase in the event of the termination of service unless otherwise agreed by the Company and the grantees. Since a performance condition of an IPO is attached with the vesting of the RSUs, share based compensation cost is not recorded before the performance condition of an IPO is met.

On August 20, 2012, the Company modified the original vesting conditions of the RSUs granted on August 24, 2011 and March 16, 2012 to be: 25% of the RSUs will vest upon each of (i) the consummation of the Listing (the “Listing Date”); (ii) the first anniversary of the Listing Date; (iii) the second anniversary of the Listing Date; and (iv) the third anniversary of the Listing Date. Except for the vesting conditions, other conditions of the RSUs remained unchanged. The modification of vesting conditions was intended to provide additional motivations to the employees. On September 25, 2012, the Company completed the Listing and the performance condition attached to the RSUs was met.

As both the IPO and the Listing are outside of the control of the Company, management concluded at the grant date and the modification date that it is not probable that the original vesting conditions and the modified vesting conditions will be achieved, respectively. As a result, the modification of the performance condition attached to the RSUs was treated as a Type IV improbable-to-improbable modification in accordance with ASC 718 on August 20, 2012. For a Type IV improbable-to-improbable modification, the original award is treated as cancelled in exchange for a new award. Accordingly, the grant-date fair values of the RSUs were ignored and the modification-date fair value of RMB3.68 (US$0.59) was measured, and the recognition of compensation cost was deferred until the performance condition of the Listing was met on September 25, 2012. RMB2,798 (US$449) was recorded as compensation cost with a corresponding credit to additional paid-in capital for the year ended December 31, 2012.

CHINA MOBILE GAMES AND ENTERTAINMENT GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”), U.S. Dollars (“US$”) and Hong Kong Dollars (“HK$”),

except for number of shares and per share data)

18. SHARE-BASED PAYMENTS (Continued)

The following table summarizes the RSUs granted by Company for the years ended December 31, 2011 and 2012:

RSUs granted by the Company	Outstanding RSUs	Weighted average grant date fair value
		RMB
Unvested, December 31, 2010	—	—
Granted	1,220,000	4,856
Vested	—	—
Forfeited	—	—

Unvested, December 31, 2011	1,220,000	4,856
Granted	2,498,000	8,978
Cancelled	(1,859,000)	(6,986)
Vested	(464,750)	(1,712)
Forfeited	—	—

Unvested, December 31, 2012	1,394,250	5,136

As of December 31, 2012, total unrecognized compensation cost for the RSUs of RMB4,060 (US$652), net of estimated forfeitures, is expected to be recognized over the weighted average period of 1.75 years.

The total fair value of the RSUs vested during the year ended December 31, 2012 was RMB3,234 (US$519).

(f) Determining fair value of awards

The Company, with the assistance of an independent valuation firm, estimated the grant date fair value of the options granted by VODone using the Black-Scholes option pricing model and the options granted by Dragon Joyce, OWX Holding and 3GUU BVI using a binomial option pricing model. The subsequent measurement of fair value of the options granted by Dragon Joyce, OWX Holding and 3GUU BVI was estimated using a binomial option pricing model with the assistance of an independent valuation firm. The binomial model requires the input of highly subjective assumptions, including the expected stock price volatility, the expected price multiple at which the holder is likely to exercise share options and the expected employee forfeiture rate. The Company uses historical data and future expectations to estimate forfeiture rate. The volatility assumption of the VODone options was estimated based on implied volatility and historical volatility of VODone’s share price. For expected volatility of the Dragon Joyce, OWX Holding and 3GUU BVI options, the Company has made reference to historical volatilities of several comparable companies. The risk-free rate for periods within the contractual life of the options of VODone is based on the yield in effect at the grant date on Exchange Fund Notes as indicated by Hong Kong Monetary Authority. The risk-free rate for periods within the contractual life of the options of Dragon Joyce, OWX Holding and 3GUU BVI is based on the market yield of China Government Bond. The dividend yield is based on the expected pay-out ratio.

The fair value of the VODone ordinary shares was determined based on the closing market price of the shares at the measurement date. The expected share option life was estimated based on the resulting output of the

CHINA MOBILE GAMES AND ENTERTAINMENT GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”), U.S. Dollars (“US$”) and Hong Kong Dollars (“HK$”),

except for number of shares and per share data)

18. SHARE-BASED PAYMENTS (Continued)

binomial option pricing model. The option awards are not transferable and the grantees have a limited amount of time subsequent to their termination of employment or service to exercise the options. These post-vesting restrictions are considered in the binomial option pricing model as a suboptimal exercise factor.

The Company, with the assistance of an independent valuation firm, estimated the grant-date fair value of the options granted to its employees and the employees of VODone using the Monte Carlo simulation model. The Monte Carlo simulation model requires the input of highly subjective assumptions, including the expected stock price volatility, risk-free interest rate, dividend yield, weighted-average expected life of the options and expected employee forfeiture rate. The Company uses historical data and future expectations to estimate forfeiture rate. For expected volatility of the options, the Company has made reference to the historical volatilities of several comparable companies. The risk-free rate for periods within the contractual life of the options is based on the US Treasury Bonds and other market information at the time of grant. The estimated fair value of the ordinary shares, at the option grant date, was determined with assistance from an independent valuation firm.

The Company estimated the modification-date fair value of the RSUs based on the fair value of the Company’s ordinary shares, which was determined to be the sum of the fair value of Dragon Joyce, OWX Holding and 3GUU BVI. The Company determined the fair value of the Dragon Joyce, OWX Holding and 3GUU BVI equity interests at the measurement date with the assistance of an independent valuation firm using a generally accepted valuation methodology, which incorporates certain assumptions including the financial results and growth trends of Dragon Joyce, OWX Holding and 3GUU BVI.

Total share-based compensation expense of awards granted to the Group’s employees and directors was recorded in “General and administrative expenses” in the consolidated statements of comprehensive income.

19. RELATED PARTY TRANSACTIONS

(a) Related parties

Name of related parties	Relationship with the Group
VODone	The ultimate holding company
Shenzhen Kuailefeng Software Development Co., Ltd (“Kuailefeng”)	A company controlled by management of Dragon Joyce
Bright Way	A company controlled by management of OWX Holding
Shenzhen Provider Technology Co., Ltd. (“Shenzhen Provider”)	A company controlled by a director of the Company, which ceased to be a related party on July 11, 2011
Shenzhen Huazhongtianxun Technology Co., Ltd. (“Huazhongtianxun”)	A company controlled by a director of the Company, which ceased to be a related party on April 12, 2011
Beijing Changshi Jiaren Technology Development Co., Ltd. (“Changshi Jiaren”)	A company controlled by a director of the Company, which ceased to be a related party on April 12, 2011
Beijing Shidai Xunda Technology Co., Ltd. (“Shidai Xunda”)	A company controlled by a director of the Company, which ceased to be a related party on April 12, 2011
Mr. Wang Yongchao	A director of 3GUU BVI

CHINA MOBILE GAMES AND ENTERTAINMENT GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”), U.S. Dollars (“US$”) and Hong Kong Dollars (“HK$”),

except for number of shares and per share data)

19. RELATED PARTY TRANSACTIONS (Continued)

(b) The Group had the following related party transactions for the years presented:

	For the Year Ended December 31,
	2010	2011	2012
	RMB	RMB	RMB	US$
Revenue from exclusive technical support services on feature phone games provided to:
Kuailefeng	5,939	4,661	—	—

	5,939	4,661	—	—

The Group entered into an exclusive technical support services agreement with Kuailefeng on October 9, 2009, pursuant to which Kuailefeng agreed to engage the Group as its exclusive provider of technical platform and technical support, maintenance and other services for an annual service fee based on a prescribed percentage of Kuailefeng’s revenue. The exclusive technical support services agreement was terminated by the Group at the end of 2011.

	For the Years Ended December 31,
	2010	2011	2012
	RMB	RMB	RMB	US$
Revenue from exclusive reseller right on feature phone games provided to:
Kuailefeng	22,488	1,424	—	—

	22,488	1,424	—	—

The Group entered into an agent agreement with Kuailefeng in January 2010, pursuant to which the Group granted Kuailefeng the right to operate and sell in-game premium features of certain feature phone games of the Group in exchange for a fee of RMB22,488 and RMB1,424 for the years ended December 31, 2010 and 2011, respectively. The agent agreement was terminated by the Group at the end of 2011.

	For the Years Ended December 31,
	2010	2011	2012
	RMB	RMB	RMB	US$
Mobile phone games revenue from related mobile phone service providers:
Shenzhen Provider	18,264	3,352	—	—
Huazhongtianxun	11,132	2,072	—	—
Changshi Jiaren	54	—	—	—
Shidai Xunda	2,475	2,243	—	—

	31,925	7,667	—	—

The Group entered into agreements with Shenzhen Provider, Huazhongtianxun, Changshi Jiaren and Shidai Xunda for billing and collection services as mobile phone service providers in the sale of in-game premium

CHINA MOBILE GAMES AND ENTERTAINMENT GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”), U.S. Dollars (“US$”) and Hong Kong Dollars (“HK$”),

except for number of shares and per share data)

19. RELATED PARTY TRANSACTIONS (Continued)

features of mobile phone games. The agreements were made in the Group’s ordinary course of business and based on terms identical to those with unrelated mobile phone service providers.

	For the Years Ended December 31,
	2010	2011	2012
	RMB	RMB	RMB	US$
Temporary funding provided by:
VODone	1,231	4,551	4,104	659

	1,231	4,551	4,104	659

The temporary funding from VODone was unsecured, interest-free and repayable on demand. The proceeds of the temporary funding from VODone were injected into OWX Beijing as working capital and were used for payment of expenses relating to the Listing for the years ended December 31, 2010, 2011 and 2012, respectively.

	For the Years Ended December 31,
	2010	2011	2012
	RMB	RMB	RMB	US$
Revenue from mobile phone contents installation service provided to:
Kuailefeng	298	—	—	—

	298	—	—	—

The Group entered into a contract with Kuailefeng in 2010, pursuant to with Kuailefeng agreed to engage the Group to provide mobile phone contents installation service in December 2010 for a service of fee of RMB298.

	For the Years Ended December 31,
	2010	2011	2012
	RMB	RMB	RMB	US$
Raw materials purchased on behalf by:
Bright Way	3,553	116	—	—

Raw materials purchased from:
Bright Way	1,454	658	—	—

During the years ended December 31, 2010, 2011 and 2012, Bright Way purchased raw materials amounting to RMB3,553, RMB116 and nil, respectively, on behalf of the Group for its handset design products.

During the years ended December 31, 2010, 2011 and 2012, the Group purchased raw materials amounting to RMB1,454, RMB658 and nil, respectively, from Bright Way.

CHINA MOBILE GAMES AND ENTERTAINMENT GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”), U.S. Dollars (“US$”) and Hong Kong Dollars (“HK$”),

except for number of shares and per share data)

19. RELATED PARTY TRANSACTIONS (Continued)

	For the Years Ended December 31,
	2010	2011	2012
	RMB	RMB	RMB	US$
Share-based compensation expenses incurred on behalf by:
VODone	2,741	—	—	—
Dragon Joyce	1,970	610	—	—
OWX Holding	2,142	(787)	—	—

	6,853	(177)	—	—

During the year ended December 31, 2010, VODone granted share options to certain non-employee directors of the Group. Compensation costs of RMB2,741 were recognized with a corresponding credit to additional paid-in-capital as shareholders’ contribution for the year ended December 31, 2010.

During the year ended December 31, 2010, Dragon Joyce and OWX Holding granted share options to certain non-employee directors of the Group. Compensation costs of RMB4,112 were recognized with a corresponding credit to additional paid-in-capital as shareholders’ contribution for the year ended December 31, 2010. During the year ended December 31, 2011, a reversal of compensation costs of RMB177 was recognized with a corresponding debit to additional paid-in capital as reduction of shareholders’ contribution (Note 18(b)).

	For the Years Ended December 31,
	2010	2011	2012
	RMB	RMB	RMB	US$
Acquisition consideration paid on behalf by:
VODone	275,879	—	—	—

Acquisition-related costs paid on behalf by:
VODone	910	—	—	—

Deemed dividend to:
VODone	—	30,278	32,929	5,285

During the year ended December 31, 2010, VODone paid purchase considerations of RMB77,463 and RMB198,416 on behalf of the Group for the acquisitions of the operating assets of Bright Way and Tastech, and the 70% equity interests in 3GUU BVI, respectively. These amounts paid on behalf by VODone are recognized in additional paid-in-capital as a shareholder’s contribution.

During the year ended December 31, 2010, VODone paid acquisition-related costs of RMB910 on behalf of the Company. These amounts paid on behalf by VODone are recognized in additional paid-in-capital as a shareholder’s contribution.

During the year ended December 31, 2011, the Dragon Joyce Group and the OWX Group failed to meet the predetermined performance target as stipulated in their respective purchase agreement. As a result, VODone shares amounting to RMB12,771 and RMB17,507 must be returned to VODone by the original shareholders of the Dragon Joyce Group and the OWX Group, respectively, which was accounted for as deemed distribution to VODone (Note 4).

CHINA MOBILE GAMES AND ENTERTAINMENT GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”), U.S. Dollars (“US$”) and Hong Kong Dollars (“HK$”),

except for number of shares and per share data)

19. RELATED PARTY TRANSACTIONS (Continued)

During the year ended December 31, 2012, the OWX Group and the 3GUU Group failed to meet the predetermined performance target as stipulated in their respective purchase agreement. As a result, VODone shares amounting to RMB18,314 (US$2,940) and RMB12,302 (US$1,975) must be returned to VODone by the original shareholders of the OWX Group and the 3GUU Group, respectively, which was accounted for as deemed distribution to VODone (Note 4). In addition, on February 6, 2012, the Company granted shares options to purchase 2,431,592 ordinary shares of the Company to the employees of VODone. The grant-date fair value of the share options granted to employees of VODone amounting to RMB2,313 (US$371) was recorded as a one-time deemed dividend distribution to VODone (Note 18(d)).

(c) The Group had the following related party balances as of December 31, 2011 and 2012:

	As of December 31,
	2011	2012	2012
	RMB	RMB	US$
Amounts due from related parties:
Kuailefeng	1,347	—	—
Mr. Wang Yongchao	2	—	—

Total	1,349	—	—

Amounts due to related parties:
VODone	6,490	988	159
Mr. Wang Yongchao	—	3	—
Bright Way	52	—	—

Total	6,542	991	159

All balances with related parties as of December 31, 2011 and 2012 were unsecured, non-interest bearing and repayable on demand.

20. EMPLOYEE DEFINED CONTRIBUTION PLAN

Full time employees of the Company’s subsidiaries and the VIE in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to employees. Full time employees of the Predecessor participate in the same government mandated defined contribution plan. Chinese labor regulations require that the PRC subsidiaries and the VIE of the Group make contributions to the government for these benefits based on a specific percentage of the employees’ salaries up to a maximum of three times the average annual salary for the city in which the subsidiary operates for the prior year. The Company’s subsidiaries and VIE have no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits, which were expensed as incurred, were RMB1,583, RMB4,961 and RMB 6,297(US$1,011) for the years ended December 31, 2010, 2011 and 2012, respectively.

CHINA MOBILE GAMES AND ENTERTAINMENT GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”), U.S. Dollars (“US$”) and Hong Kong Dollars (“HK$”),

except for number of shares and per share data)

21. COMMITMENTS AND CONTINGENCIES

(a) Operating lease commitments

As of December 31, 2012, the Group had minimum lease payments under non-cancelable operating leases with initial terms in excess of one year as follows:

	RMB	US$
2013	3,855	619
2014	3,469	557
2015	2,808	451
2016	393	63
2017 and thereafter	—	—

	10,525	1,690

The Group’s lease arrangements have no renewal options, rent escalation clauses, restrictions or contingent rents and are all conducted with third parties.

(b) Investment commitments

As part of the Company’s expansion strategy, in July 2012, the Company entered into a memorandum of understanding (the “MOU”) with MediaTek Inc. (“MediaTek”) to acquire 51% of the equity interest in Vogins Network Technology (Shanghai) Limited Co., Ltd. (“Vogins Shanghai”), which provides a platform that application developers and mobile device makers can utilize to develop products that are compatible with different mobile handset platforms, for cash consideration of US$1,020. As of December 31, 2012, the closing conditions of the acquisition of Vogins Shanghai have not been met. Therefore, the transfer of the 51% equity interest has not occurred.

(c) Variable interest entity structure

In the opinion of management, (i) the ownership structure of the Company and its VIE is in compliance with existing PRC laws and regulations; (ii) the contractual arrangements with the VIE and its shareholder are valid and binding, and will not result in any violation of PRC laws or regulations currently in effect; and (iii) the Group’s business operations are in compliance with existing PRC laws and regulations in all material respects.

However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, the Company cannot be assured that PRC regulatory authorities will not ultimately take a contrary view to its opinion. If the current ownership structure of the Group and its contractual arrangements with its VIE are found to be in violation of any existing or future PRC laws and regulations, the Group may be required to restructure its ownership structure and operations in the PRC to comply with the changing and new PRC laws and regulations. Further, should the ownership structure of the Group under the current VIE arrangement is challenged by the PRC authorities while the foreign investment restrictions over the Internet content provision and telecommunication sectors remain effective, the Group would need to restructure its ownership structure. In that case, the Group may still be able to (i) develop mobile games in China and own the copyright for those mobile games; (ii) grant to the VIE, or any other Chinese company that possesses the necessary regulatory licenses, copyright licenses to operate the Company’s games in China and

CHINA MOBILE GAMES AND ENTERTAINMENT GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”), U.S. Dollars (“US$”) and Hong Kong Dollars (“HK$”),

except for number of shares and per share data)

21. COMMITMENTS AND CONTINGENCIES (Continued)

collect royalties from the VIE or such other Chinese company; (iii) use the Group’s technology, expertise and experience to provide technological services and support to the VIE in exchange for service fees; and (iv) require the registered shareholders of the VIE to pledge their equity interests in the VIE in favor of the Group to secure the VIE’s performance under these agreements. However, following such a restructuring, the Group would not be able to adopt or rely on the VIE arrangements and thus, would not be able to exercise effective control over the VIE. Such a loss of control could materially and adversely affect the Group’s business, financial condition, results of operations and ability to consolidate the VIE. In the opinion of management, the likelihood of loss in respect of the Group’s current ownership structure or the contractual arrangements with its VIE is remote based on current facts and circumstances.

In addition, the registered shareholders of the VIE are the Company’s officers or employees. If conflicts of interest arise between these shareholders’ duties to the Company and the VIE, these shareholders may not act in the Company’s best interests and conflicts of interest may not be resolved in the Company’s favor. In addition, these shareholders may breach or cause the VIE to breach or refuse to renew its existing contractual arrangements that allow the Company to exercise effective control over it and to receive economic benefits from it. If certain shareholders of the VIE do not comply with their fiduciary duties to the Company as its designated directors, or if the Company cannot resolve any conflicts of interest or disputes between the Company and such shareholders or any future beneficial owners of the VIE, the Company would have to rely on legal proceedings to remedy the situation, which could result in disruption of the Company’s business and substantial uncertainty as to the outcome of any such legal proceedings. Further, these remedies may not always be effective, particularly in light of uncertainties in the PRC legal system. For example, the Company may have to resort to administrative and court proceedings to enforce the legal protection that the Company enjoys either by law or contract. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection the Company enjoys than in more developed legal systems. These uncertainties may impede the Company’s ability to enforce the contracts it has entered into with the VIE and its shareholders and the Group’s ability to consolidate the VIE.

(d) Income taxes

As of December 31, 2012, the Group has recognized RMB20,570 (US$3,302) accrual for unrecognized tax benefits (Note 17). The final outcome of the tax uncertainty is dependent upon various matters including tax examinations, interpretation of tax laws or expiration of statute of limitations. However, due to the uncertainties associated with the status of examinations, including the protocols of finalizing audits by the relevant tax authorities, there is a high degree of uncertainty regarding the future cash outflows associated with these tax uncertainties. As of December 31, 2012, the Group classified the accrual for unrecognized tax benefits as a non-current liability.

22. SEGMENT REPORTING

In accordance with ASC 280, the Group’s CODM has been identified as the chief executive officer, who reviews operating results of the business when making decisions about allocating resources and assessing performance for the Group. Prior to January 1, 2010, the Group consisted of only one segment relating to feature phone games. On October 11, 2010, the handset design segment was added with the acquisitions of operating

CHINA MOBILE GAMES AND ENTERTAINMENT GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”), U.S. Dollars (“US$”) and Hong Kong Dollars (“HK$”),

except for number of shares and per share data)

22. SEGMENT REPORTING (Continued)

assets of Bright Way and Tastech; and on December 31, 2010, the smartphone games segment was added with the acquisition of 3GUU BVI (Note 4). Thus, the Group consisted of three segments as of and for the years ended December 31, 2010 and 2011. The Group began changing its operations from feature phone games to smartphone games during the year ended December 31, 2012. As a result, the original feature phone games segment and the smartphone games segment were combined into the mobile phone games segment. As of and for the year ended December 31, 2012, the Group consisted of two segments. The comparative segment information for the years ended December 31, 2010 and 2011 was restated accordingly. The accounting policies used in its segment reporting are the same as those used in the preparation of the Group’s consolidated financial statements. The Group does not allocate any assets to its games and handset design businesses as management does not use this information to measure the performance of the reportable segments. As substantially all of the Group’s long-lived assets and revenues are in and derived from the PRC, geographical segments are not presented.

The Group’s segment information as of and for year ended December 31, 2010 is as follows:

	Games	Handset design	Unallocated	Total
	RMB	RMB	RMB	RMB
Net revenues	110,071	15,340	—	125,411
Cost of revenues	(32,827)	(10,083)	—	(42,910)

Gross profit	77,244	5,257	—	82,501
Selling expenses	(952)	—	—	(952)
General and administrative expenses	(9,001)	(2,816)	—	(11,817)
Research and development expenses	(8,377)	—	—	(8,377)
Interest income	70	—	—	70
Changes in fair value of contingently returnable consideration assets	—	—	(2,065)	(2,065)

Income before income taxes	58,984	2,441	(2,065)	59,360
Income tax expenses	(16,866)	(1,781)	—	(18,647)

Net income	42,118	660	(2,065)	40,713

Total assets	731,534	122,110	—	853,644

Total liabilities	106,828	12,840	—	119,668

Capital expenditure	341	—	—	341

Depreciation and amortization expense	10,144	573	—	10,717

CHINA MOBILE GAMES AND ENTERTAINMENT GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”), U.S. Dollars (“US$”) and Hong Kong Dollars (“HK$”),

except for number of shares and per share data)

22. SEGMENT REPORTING (Continued)

The Group’s segment information as of and for the year ended December 31, 2011 is as follows:

	Games	Handset design	Unallocated	Total
	RMB	RMB	RMB	RMB
Net revenues	204,794	38,694	—	243,488
Cost of revenues	(79,311)	(29,037)	—	(108,348)

Gross profit	125,483	9,657	—	135,140
Selling expenses	(7,277)	(284)	—	(7,561)
General and administrative expenses	(7,322)	(2,653)	(6,288)	(16,263)
Research and development expenses	(24,566)	—	—	(24,566)
Interest income	921	6	—	927
Other income	293	—	—	293
Changes in fair value of contingently returnable consideration assets	—	—	39,446	39,446

Income before income taxes	87,532	6,726	33,158	127,416
Income tax benefit (expense)	37,498	(1,571)	—	35,927

Net income	125,030	5,155	33,158	163,343

Total assets	825,866	116,831	7,733	950,430

Total liabilities	75,184	8,557	70,511	154,252

Capital expenditure	16,419	174	—	16,593

Depreciation and amortization expense	18,861	2,409	—	21,270

CHINA MOBILE GAMES AND ENTERTAINMENT GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”), U.S. Dollars (“US$”) and Hong Kong Dollars (“HK$”),

except for number of shares and per share data)

22. SEGMENT REPORTING (Continued)

The Group’s segment information as of and for the year ended December 31, 2012 is as follows:

	Games		Handset design		Unallocated		Total
	RMB	USD	RMB	USD	RMB	USD	RMB	USD
Net revenues	172,185	27,638	15,408	2,472	—	—	187,593	30,110
Cost of revenues	(74,878)	(12,019)	(16,852)	(2,705)	—	—	(91,730)	(14,724)

Gross profit (loss)	97,307	15,619	(1,444)	(233)	—	—	95,863	15,386
Selling expenses	(15,706)	(2,521)	(132)	(21)	—	—	(15,838)	(2,542)
General and administrative expenses	(12,981)	(2,084)	(3,842)	(617)	(18,810)	(3,018)	(35,633)	(5,719)
Research and development expenses	(34,386)	(5,519)	(685)	(110)	—	—	(35,071)	(5,629)
Impairment of goodwill	—	—	(33,517)	(5,380)	—	—	(33,517)	(5,380)
Impairment of intangible assets	—	—	(10,910)	(1,751)	—	—	(10,910)	(1,751)
Listing expenses	—	—	—	—	(17,307)	(2,778)	(17,307)	(2,778)
Interest income	1,447	233	27	4	—	—	1,474	237
Other income	451	72	—	—	—	—	451	72
Changes in fair value of contingently returnable consideration assets	—	—	—	—	27,326	4,386	27,326	4,386

Income (loss) before income taxes	36,132	5,800	(50,503)	(8,108)	(8,791)	(1,410)	(23,162)	(3,718)
Income tax benefit	6,743	1,083	1,946	312	—	—	8,689	1,395

Net income (loss)	42,875	6,883	(48,557)	(7,796)	(8,791)	(1,410)	(14,473)	(2,323)

Total assets	793,558	127,376	59,038	9,476	44,598	7,158	897,194	144,010

Total liabilities	(53,578)	(8,599)	(3,952)	(634)	(458)	(74)	(57,988)	(9,307)

Capital expenditure	41,843	6,716	169	27	—	—	42,012	6,743

Depreciation and amortization expense	23,605	3,789	2,440	391	—	—	26,045	4,180

CHINA MOBILE GAMES AND ENTERTAINMENT GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”), U.S. Dollars (“US$”) and Hong Kong Dollars (“HK$”),

except for number of shares and per share data)

23. EARNINGS (LOSS) PER SHARE

Basic and diluted earnings (loss) per share for the years ended December 31, 2010, 2011 and 2012 are calculated as follows:

	For the Years Ended December 31,
	2010		2011		2012		2012
	Class A	Class B	Class A	Class B	Class A	Class B	Class A	Class B
	RMB	RMB	RMB	RMB	RMB	RMB	US$	US$
Earnings (loss) per share—basic:
Numerator:
Allocation of net income (loss) attributable to ordinary shareholders used in calculating earnings (loss) per ordinary share—basic	3,069	25,429	56,609	94,897	(6,487)	(10,874)	(1,041)	(1,745)
Denominator:
Weighted average number of ordinary shares outstanding used in calculating basic earnings (loss) per share	22,882,908	189,617,092	54,977,323	189,617,092	113,235,967	189,617,092	113,235,967	189,617,092

Denominator used for earnings (loss) per share	22,882,908	189,617,092	54,977,323	189,617,092	113,235,967	189,617,092	113,235,967	189,617,092
Earnings (loss) per share—basic	0.13	0.13	0.62	0.62	(0.06)	(0.06)	(0.01)	(0.01)

Earnings (loss) per share—diluted:
Numerator:
Allocation of net income (loss) attributable to ordinary shareholders used in calculating earnings (loss) per ordinary share—diluted	3,069	25,429	56,598	94,878	(6,487)	(10,874)	(1,041)	(1,745)
Reallocation of net income (loss) attributable to ordinary shareholders as a result of conversion of Class B to Class A shares	25,429	—	94,878	—	(10,874)	—	(1,745)	—
Net income (loss) attributable to ordinary shareholders	28,498	25,429	151,476	94,878	(17,361)	(10,874)	(2,786)	(1,745)
Denominator:
Weighted average number of ordinary shares outstanding used in calculating basic earnings (loss) per share	22,882,908	189,617,092	54,977,323	189,617,092	113,235,967	189,617,092	113,235,967	189,617,092
Conversion of Class B to Class A ordinary shares	189,617,092	—	189,617,092	—	189,617,092	—	189,617,092	—
Dilutive effect of convertible securities:
Share options	—	—	—	—	—	—	—	—
RSUs	—	—	—	—	—	—	—	—
Denominator used for earnings (loss) per share	212,500,000	189,617,092	244,594,415	189,617,092	302,853,059	189,617,092	302,853,059	189,617,092
Earnings (loss) per share—diluted	0.13	0.13	0.62	0.62	(0.06)	(0.06)	(0.01)	(0.01)

CHINA MOBILE GAMES AND ENTERTAINMENT GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”), U.S. Dollars (“US$”) and Hong Kong Dollars (“HK$”),

except for number of shares and per share data)

23. EARNINGS (LOSS) PER SHARE (Continued)

For the year ended December 31, 2010, the Group did not have any securities outstanding which could potentially dilute basic earnings per share. For the year ended December 31, 2011, the share options granted by 3GUU BVI are included in the computation of diluted earnings per share; whereas the RSUs granted by the Company are excluded from the computation of diluted earnings per share, as the attached performance condition has not been met as of December 31, 2011. For the year ended December 31, 2012, the share options and RSUs granted by the Company are excluded from the computation of diluted earnings per share as their effects would have been anti-dilutive.

The warrants granted to an external consultant on February 7, 2013 (Note 24(a)) as well as the share options and ADS granted to employees and nonemployees on February 8, 2013 (Note 24(b)) would have changed the number of potential ordinary shares outstanding as of December 31, 2012 if the transactions had occurred before December 31, 2012.

24. SUBSEQUENT EVENTS

(a) Warrants granted to an external consultant

On December 28, 2012, the Company entered into a financial advisory agreement (“Financial Advisory Agreement”) with an external consultant (the “Consultant”). Pursuant to the Financial Advisory Agreement, upon the execution of the agreement, the Company shall issue to the Consultant 500,000 warrants (the “Warrants”) and each of which will provide to the Consultant the right to purchase one outstanding ADS of the Company (“Warrant Shares”) at an exercise price of $8.50 per ADS during a period of five years beginning on the issuance date.

On February 7, 2013, a warrant agreement (the “Warrant Agreement”) was signed and the key terms of the Warrants were mutually agreed by the Company and the Consultant. Pursuant to the Warrant Agreement, the Consultant may exercise, in whole or in part (i) the purchase rights for 250,000 Warrants at any time and from time to time after February 7, 2013 and (ii) the purchase right for the remaining 250,000 Warrants at any time and from time to time after December 31, 2013 to and including the date that is five years from February 7, 2013. If the Financial Advisory Agreement is terminated prior to December 31, 2013, the Company may, at its sole discretion, cancel the second batch of the 250,000 Warrants.

(b) Share based payment

On February 8, 2013, the Company granted share options under the 2011 Share Option Scheme to purchase 2,539,495 and 200,000 ordinary shares of the Company to an employee of the Company and a non-employee, respectively, at an exercise price of US$0.605 per share with a contractual life of five years. These options are vested upon the achievement of certain predetermined performance targets by Kechuang Qudong Digital (Shenzhen) Co., Ltd., a wholly-owned subsidiary of C&V HK, which has been set up in March 2013. There is also a service condition attached to the vesting of these share options.

On February 8, 2013, the Company granted share options to purchase 970,100 ADS and 60,000 ADS of the Company to its employees and an external consultant, respectively, at an exercise price of US$6.50 per ADS with a contractual life of five years. 25% of these options are vested and become exercisable by each grantee on the first anniversary of the grant date and the remaining 75% of the share options are vested and become exercisable by each grantee in 12 equal quarterly tranches beginning one calendar quarter after the first anniversary of the grant date. There is a service condition attached to the vesting of these share options.