Form 20-F
period 2013-12-31
China Mobile Games & Entertainment Group Ltd
filed 2014-03-07
CIK 1528752

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

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

211,433,087 Class A ordinary shares and 180,821,228 Class B ordinary shares, par value $0.001 per share, as of December 31, 2013.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934    Yes  ☐    No  ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files)    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☐                  Accelerated filer  ☒                  Non-accelerated filer   ☐

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

INTRODUCTION

Unless the context otherwise requires, in this annual report on Form 20-F:

•	“ADRs” refers to the American depository receipts, which, if issued, evidence our ADSs;

•	“ADSs” refers to our American depositary shares, each of which represents 14 Class A ordinary shares;

•	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report, Taiwan, Hong Kong and Macau;

•	“CMGE” refers to China Mobile Games and Entertainment Group Limited;

•	“RMB” or “Renminbi” refers to the legal currency of China, and “$” or “U.S. dollars” refers to the legal currency of the United States;

•	“shares” or “ordinary shares” refers to our ordinary shares, including Class A and Class B ordinary shares, par value $0.001 per share;

•	“VIEs” refer to Guangzhou Yingzheng Information Technology Co., Ltd. and Shenzhen Lanyue Internet Technology Co., Ltd. (including its subsidiaries);

•	“VODone” refers to VODone Limited, the controlling shareholder of the Company;

•	“WFOEs” refer Guangzhou Yitongtianxia Software Development Co., Ltd. and Huiyou Digital (Shenzhen) Ltd., our wholly foreign-owned enterprises; and

•	“we,” “us,” “our,” or “our company” refers to China Mobile Games and Entertainment Group Limited, its subsidiaries and consolidated entities, collectively.

Names of certain companies and games provided in this annual report are translated or transliterated from their original Chinese legal names.

Discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2011, 2012 and 2013 and our audited consolidated balance sheet data as of December 31, 2012 and 2013.

For your convenience, this annual report contains translations of some Renminbi and U.S. dollar amounts at the rate of RMB6.0537 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2013.

On September 25, 2012, we listed our ADSs on the Nasdaq Global Market under the symbol “CMGE.”

PART I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3. KEY INFORMATION

A.	Selected Financial Data

This annual report includes our selected consolidated statements of comprehensive income data of our predecessor, Kuailefeng Software Development Co., Ltd., or Kuailefeng, for the period from January 1, 2009 to October 26, 2009, our selected consolidated statements of comprehensive income data for the period from October 27, 2009 to December 31, 2009, for the years ended December 31, 2010, 2011, 2012 and 2013, and our selected consolidated balance sheet data as of December 31, 2009, 2010, 2011, 2012 and 2013.

The selected consolidated statement of comprehensive income data and consolidated balance sheet data for the years ended December 31, 2009 and 2010 have been derived from our audited consolidated financial statements that are not included in this annual report. Our selected consolidated statements of comprehensive income data and summary consolidated balance sheet data for the years ended December 31, 2011, 2012 and 2013 have been derived from our audited consolidated financial statements that are included elsewhere in this annual report.

Our audited consolidated financial statements are prepared and presented in accordance with U.S. GAAP. The selected financial data set forth below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects,” and the consolidated financial statements and the notes to those statements included elsewhere in this annual report. Our historical results do not necessarily indicate our results expected for any future periods.

Selected Consolidated Statements of Comprehensive Income Data

	From January 1, 2009 to October 26, 2009	From October 27, 2009 to December 31, 2009	For the Year Ended December 31,

			2010	2011	2012	2013
	(predecessor) RMB	(successor) RMB	(successor) RMB	(successor) RMB	(successor) RMB	(successor) RMB	(successor) US$
	(in thousands except for share and per share information)
Net revenues
Games	67,240	17,525	110,071	204,794	172,185	319,218	52,731
Handset design	—	—	15,340	38,694	15,408	33,789	5,582

Total net revenues	67,240	17,525	125,411	243,488	187,593	353,007	58,313

Cost of revenues
Games	(31,921)	(5,108)	(32,827)	(79,311)	(74,878)	(124,506)	(20,567)
Handset design	—	—	(10,083)	(29,037)	(16,852)	(31,491)	(5,202)

Total cost of revenues	(31,921)	(5,108)	(42,910)	(108,348)	(91,730)	(155,997)	(25,769)

Gross profit
Games	35,319	12,417	77,244	125,483	97,307	194,712	32,164
Handset design	—	—	5,257	9,657	(1,444)	2,298	380

Total gross profit	35,319	12,417	82,501	135,140	95,863	197,010	32,544

Operating expenses
Selling expenses	—	—	(952)	(7,561)	(15,838)	(110,954)	(18,328)
General and administrative expenses	(2,536)	(2,556)	(11,817)	(16,263)	(35,633)	(55,925)	(9,238)
Research and development expenses	(4,438)	(226)	(8,377)	(24,566)	(35,071)	(54,294)	(8,969)
Impairment of goodwill	—	—	—	—	(33,517)	—	—
Impairment of intangible assets	—	—	—	—	(10,910)	(2,613)	(432)
Listing expenses	—	—	—	—	(17,307)	—	—

Total operating expenses	(6,974)	(2,782)	(21,146)	(48,390)	(148,276)	(223,786)	(36,967)

Operating income (loss)	28,345	9,635	61,355	86,750	(52,413)	(26,776)	(4,423)
Interest income	25	—	70	927	1,474	3,322	549
Other income, net	—	—	—	293	451	25,654	4,237
Changes in fair value of contingently returnable consideration assets	—	(948)	(2,065)	39,446	27,326	24,366	4,025

Income (loss) before income taxes and noncontrolling interests	28,370	8,687	59,360	127,416	(23,162)	26,566	4,388
Income tax (expense) benefit	(6,597)	638	(18,647)	35,927	8,689	197	33

Net income (loss)	21,773	9,325	40,713	163,343	(14,473)	26,763	4,421

Accretion of contingently redeemable ordinary Shares	—	—	—	—	(3,023)	(3,174)	(524)

Net income (loss) attributable to shareholders	21,773	9,325	40,713	163,343	(17,496)	23,589	3,897

Net income (loss) attributable to noncontrolling Interests	—	2,798	12,215	11,837	(135)	503	83
Net income (loss) attributable to China Mobile Games and Entertainment Group Limited’s ordinary shareholders	21,773	6,527	28,498	151,506	(17,361)	23,086	3,814

Other comprehensive (loss) income
Foreign currency translation adjustments	—	—	(111)	(278)	7	542	90

Other comprehensive (loss) income	—	—	(111)	(278)	7	542	90

Comprehensive income (loss)	21773	9,325	40,602	163,065	(17,489)	24,131	3,987

Comprehensive income (loss) attributable to noncontrolling interests	—	2,798	12,181	11,908	(135)	451	74

Comprehensive income (loss) attributable to China Mobile Games and Entertainment Group Limited’s ordinary shareholders	21,773	6,527	28,421	151,157	(17,354)	23,680	3,913

Earnings (loss) per share for Class A and Class B ordinary shares:
Basic	N/A	0.03	0.13	0.62	(0.06)	0.07	0.01
Diluted	N/A	0.03	0.13	0.62	(0.06)	0.06	0.01
Weighted average number of Class A and Class B ordinary shares outstanding in computing basic earnings (loss) per share	N/A	212,500,000	212,500,000	244,594,415	302,853,059	319,576,830	319,576,830
Weighted average number of Class A and Class B ordinary shares outstanding in computing diluted earnings (loss) per share	N/A	212,500,000	212,500,000	244,594,415	302,853,059	333,580,269	333,580,269

Non-GAAP Financial Information

To supplement our financial results presented in accordance with U.S. GAAP, we use non-GAAP net income, which is adjusted from our net income (loss) based on U.S. GAAP to exclude: (1) share-based compensation expenses, (2) goodwill and intangible assets impairment loss, and (3) listing expenses. The non-GAAP financial information enables our management to assess our operating results without considering the impact of non-cash charges, including share-based compensation expense and impairment of good will and intangible assets, and non-recurring expenses, including listing expenses relating to our initial public offering.

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

The following table sets forth our non-GAAP net income and the reconciliation of our non-GAAP net income to our U.S. GAAP net income (loss) for the periods indicated:

	For the Year Ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$
	(in thousands)
U.S. GAAP net income (loss)	163,343	(14,473)	26,763	4,421
Share-based compensation expenses	815	14,075	14,020	2,316
Impairment of goodwill	—	33,517	—	—
Impairment of intangible assets	—	10,910	2,613	432
Listing expenses	—	17,307	—	—

Total non-GAAP adjustments	815	75,809	16,633	2,748

Non-GAAP net income	164,158	61,336	43,396	7,169

Summary Consolidated Balance Sheet Data

	As of December 31,
	2009	2010	2011	2012	2013
	RMB	RMB	RMB	RMB	RMB	US$
			(in thousands)
Balance Sheet Data:
Cash and cash equivalents	5,657	104,038	187,237	128,736	249,126	41,153
Total current assets	21,396	174,560	273,267	255,469	555,454	91,755
Total assets	330,098	853,644	950,430	897,194	1,253,124	207,000
Total current liabilities	3,662	29,873	111,278	26,050	128,608	21,243
Total liabilities	18,877	119,668	154,252	57,988	148,371	24,507
Total shareholders’ equity	311,221	733,976	796,178	762,348	1,027,076	169,662

Selected Operating Data

	For the Year Ended December 31,
	2010	2011	2012	2013
Social Games
Number of games (as of the end of the period)	2	6	7	72
Total new registered users(1)	8,251,037	12,701,493	21,460,178	113,075,858
Total paying users(2)	825,270	809,407	303,613	7,686,498
ARPU (in RMB)	33.08	26.39	108.48	28.88
Single-Player Games(3)
Number of games (as of the end of the period)	97	135	175	215
Total paying users(4)	23,530,123	29,040,203	31,665,050	13,711,235
ARPU (in RMB)	3.47	4.58	3.56	4.31
Game Bundles(5)
Number of games (as of the end of the period)	117	256	315	430
Total subscriptions(6)	7,355,926	9,584,497	5,906,564	6,141,868
Average revenue per subscription (in RMB)	4.99	4.64	4.50	5.12

(1)	Represents the number of new registered users (as measured by user accounts) registered to play our social games within the relevant period.
(2)	Represents the number of users (as measured by user accounts) that have purchased in-game items for the relevant period, adjusted to eliminate double-counting of the same users.
(3)	The total paying users and the average revenue per paying user, or ARPU, for 2010 represent the operating and financial data of Dragon Joyce Limited, or Dragon Joyce, and its subsidiaries after our acquisition of Dragon Joyce in October 2009. The ARPU for 2010 is calculated based on our net revenues for 2010 in an amount of RMB81.6 million, which excludes revenues from our exclusive technical support services on single-player games provided to Kuailefeng in an amount of RMB5.9 million, and revenues from exclusive reseller rights on single-player games provided to Kuailefeng in an amount of RMB22.5 million.
(4)	Represents (i) the number of users that have purchased in-game items for the relevant period, adjusted to eliminate double-counting of the same users, and (ii) the total number of games purchased through app stores.
(5)	Represents the operating data of 3GUU Mobile Entertainment Industrial Co., Ltd., or 3GUU BVI, and its subsidiaries prior to or after, as the case may be, its acquisition by Action King Limited, or Action King, in December 2010, or the 3GUU Group, for 2010. We acquired the 3GUU Group in December 2010. See “Item 4. Information on the Company—A. History and Development of the Company.”
(6)	Represents the total number of monthly subscriptions to our game bundles offered through mobile network operators. A user who pays two subscription fees during one month to subscribe to different game bundles would be counted as two subscriptions.

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

For your convenience, this annual report contains translations of some Renminbi and U.S. dollar amounts at the rate of RMB6.0537 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2013.

We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Fluctuations in the value of the Renminbi may materially and adversely affect your investment.” On February 28, 2014, the exchange rate was RMB6.1448 to US$1.00. The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated.

	Exchange Rate
	Period End	Average(1)	Low	High
	(RMB per US$1.00)
2009	6.8259	6.8295	6.8470	6.8176
2010	6.6000	6.7603	6.8330	6.6000
2011	6.2939	6.4475	6.6364	6.2939
2012	6.2301	6.2991	6.3879	6.2221
2013	6.0537	6.1478	6.2438	6.0537
September	6.1200	6.1198	6.1213	6.1178
October	6.0943	6.1032	6.1209	6.0815
November	6.0922	6.0929	6.0993	6.0903
December	6.0537	6.0738	6.0927	6.0537
2014
January	6.0590	6.0509	6.0600	6.0402
February	6.1448	6.0816	6.1448	6.0591

(1)	Annual averages are calculated by using the average of the exchange rates on the last day of each month during the relevant year. Monthly averages are calculated by using the average of the daily rates during the relevant month.

Source: Federal Reserve Board

In addition, all translations from Hong Kong dollars to U.S. dollars are made for your convenience at the rate of HK$7.7539 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2013.

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

Risks Related to Our Business

Our new games may not be commercially successful and we may not be able to attract new players.

We cannot assure you that new games we license or develop will be commercially successful. You should not use the success of our existing games as an indication of the future commercial success of any of the games in our pipeline.

There are many factors that could adversely affect the popularity of our new games, including:

•	our ability to anticipate and adapt to future technology trends, new business models and changed game player preferences and requirements;

•	our ability to efficiently operate the game and resolve technical difficulties and player complaints;

•	our ability to plan and organize marketing and promotional activities; and

•	our ability to differentiate our new games from our existing games and other games offered by other companies.

In addition, though many new games are regularly introduced, only a relatively small number of “hit” titles accounts for a significant portion of total revenue for the industry. For example, in 2013, 35.0% of our revenue was derived from Joyful Da Ying Jia and other card and board games in our “Joyful” series. If we fail to launch new games according to our timetable or at all or if our new games are not commercially successful, our business prospects and results of operations would be materially and adversely affected and we may not be able to recover our game licensing or development costs, which can be significant.

Further, many of our new games, especially social games, require significant build-up periods during which players are first introduced to the games and the rise in popularity of some games can be slow, if it happens at all. Thus, if a game that we anticipate gaining acceptance by our players fails to do so, we may not be able to realize this failure until several months after the game has been released, and if we do not introduce additional games to maintain our player base, the failure of recently introduced games to gain popularity could affect our ability to retain existing or attract new players. Further, if a build-up period coincides with the inevitable phasing-out period of our older games, the result could be a decrease in the number of total paying users or total subscriptions as well as revenue during that period.

We may not be able to retain existing players.

In order to retain players and compete against our competitors, we must continue to invest significant resources in research and development to develop new products, improve existing products and enhance player experience. We may not be able to maintain our player base if our products and services do not meet the needs of our players or are not effectively or timely marketed. We cannot guarantee that our mobile games will continue to sustain their current level of popularity, and our players may lose interest in our games over time despite our efforts to improve and upgrade our mobile games. If we are not able to maintain or extend the commercial lifespan of our mobile games, our business, prospects, financial condition and results of operations may be materially and adversely affected. Also, we have from time to time received user complaints with regards to fee collection and technical problems, among others. If we are unable to address these and other complaints in a timely manner, we may lose existing players and become unable to attract new players. Any material decrease in our existing players that is not compensated by a corresponding increase in new players could materially and adversely affect our business, financial condition and results of operations.

We are dependent on our ability to license new games.

We license many of our mobile games, including some of our most popular games, from third parties. In 2012 and 2013, we derived 17.6% and 50.9% of our net revenues, respectively, from games that were licensed from third parties including a small number of games that we purchased. Choosing which games to license requires a high degree of judgment and we cannot guarantee that the games we license will generate profit. The failure of a particular licensed game may result in a significant write-down or write-off of game licensing fees.

We must maintain good relationships with our licensors to ensure the continued smooth operation of our licensed games. Additionally, we depend upon our licensors to provide technical support necessary for the operation of the licensed games, as well as updates and expansion packs that help to sustain interest in a game. Moreover, certain marketing activities often require the consent of our licensors.

Our licenses may be terminated upon the occurrence of certain events, such as a material breach by us. While the licenses with game developers generally are for a term that covers the life of the game, we may want to extend a license upon its expiration but may not be able to do so on terms acceptable to us or at all. Our licensors may also demand new revenue-sharing terms that are unacceptable to us. Our ability to continue to license our games and to maintain good relationships with our licensors also affects our ability to license new games developed by the same licensors.

We are dependent on our ability to internally develop new games.

We must continue to successfully develop new games in-house to expand our game portfolio and introduce updates and expansion packs to extend the commercial lifespans of our games. Our ability to develop successful new games will largely depend on our ability to:

•	attract, retain and motivate talented game development personnel;

•	minimize launch delays and cost overruns in the development of new games;

•	effectively monetize mobile games without degrading the game experience for our players; and

•	effectively execute our game development plans.

In-house development requires a substantial initial investment prior to the launch of a game, as well as a significant commitment of future resources to produce updates and expansion packs. Our ability to introduce successful updates and expansion packs for our games will also depend on our ability to collect and analyze user behavior data and feedback from our online community in a timely manner and to effectively incorporate features into our updates and expansion packs to improve the variety and attractiveness of our virtual items. We cannot assure you that we will be able to collect and analyze player behavior data on a timely basis or that such data will accurately reflect player behavior.

We are dependent on relationships with chipset manufacturers and handset companies.

We work with a chipset manufacturers to pre-install our Game Center application and mobile games. For example, Mediatek Inc., or Mediatek, the largest integrated circuit design company in Asia and one of the ten largest integrated circuit design companies in the world, pre-installed our Game Center application on its chipsets. The chipsets that have our pre-installed content are sent to handset companies who can choose to disable our content or allow it to remain available to end-users. We cannot guarantee that handset companies will allow our content to remain available for end-users.

We also rely directly on handset companies to pre-install our games and Game Center application on smartphones. We have direct agreements with many handset manufacturers and design houses, and these agreements are generally for terms of one year and generally contain automatic renewal provisions. These agreements usually do not prohibit handset companies from installing applications and content from other mobile game developers. We compete with other mobile game developers for limited space in chipsets or more prominent display of our games to players.

In addition, we have entered into an agreement with Shenzhen Hengdarui Technology Co., Ltd., or Hengdarui, to arrange the pre-installation of the Android version of our mobile games on the handsets produced or designed by handset companies and design houses that are Hengdarui’s customers. Pursuant to the cooperation agreement, payment to Hengdarui is determined by a profit-sharing formula, by reference to the number of activated accounts or the number of successful installations of our games from the app stores in the handsets.

Unfavorable changes to our relationship with chipset manufacturers, handset companies and Hengdarui could materially and adversely affect our prospects, financial conditions and results of operations.

Due to our reliance on chipset manufacturers and handset companies to install our games and Game Center application, any deterioration in our relationship with these companies, our failure to establish cooperation with additional companies, particularly those with a substantial market share or growth potential, or our failure to maintain a good relationship with these companies would result in a decrease in the number of handsets pre-installed with our game and Game Center application and adversely affect our market share.

We are dependent on relationships with app stores, web platforms and social networks.

We distribute our games through a number of app stores, web platforms and social networks, including Apple’s App Store, 91.com, Baidu, HiMarket, Qihoo 360, Google Play, d.cn, China Mobile’s app store, Sina Weibo mobile portal and UCWEB. These app stores, web platforms and social networks also serve as payment collection channels. App stores, web platforms and social networks have strong bargaining power in dealing with online game developers and operators like us. We are subject to the standard service terms and conditions of these app stores, web platforms and social networks with regard to the promotion, distribution, operation and payment methods for our online games. If any of these app stores, web platforms or social networks (i) goes out of business, (ii) discontinues its relationship with us due to any reason, such as our failure to comply with any laws or regulations in any jurisdiction where our games are offered, (iii) limits our access to its platforms, (iv) modifies its terms of services or other policies, (v) changes its fee structure, (vi) provides more favorable terms to our competitors or develop its own games, or (vii) is forced to cease the business relationship with us due to its lack of required license or permits or other regulatory compliance issues, our business could be adversely affected.

In addition, we have benefited from these platforms’ widely recognized brand names and large player bases. If any of these app stores, web platforms and social networks loses its market position or otherwise falls out of favor among players or other factors cause its player base to stop growing or shrink, of if any of them fails to perform its contractual obligations to us, we would need to identify alternative platforms for marketing, promoting and distributing our online games, which would consume substantial resources and may not be effective or available.

We are dependent on relationships with mobile network operators to distribute and promote our games.

We use PRC mobile network operators, directly and indirectly, to distribute our products to our players. The mobile telecommunications business in China is highly concentrated, and major mobile network operators, such as China Mobile, may from time to time issue new policies or change their business practices, requesting or stating their preferences for certain actions to be taken by all mobile service providers using their networks. For example, in the past, China Mobile, the service provider for all of our game bundles, decided to decrease the number of pop-up advertisements broadcast to its users. This limited the promotion of our game bundles on China Mobile’s platform and resulted in a decline in total subscriptions for our game bundles, which adversely affected our business.

The PRC government may implement new policies or change existing policies regulating the mobile telecommunications business. Such new policies or changes may cause our revenues to decrease or our operating costs to increase. We cannot assure you that PRC mobile network operators or the PRC government will not introduce additional requirements with respect to the procedures for ordering monthly subscriptions or single-transaction downloads of our mobile games, notifications to users, the billing of users or other consumer-protection measures or adopt other policies that may require significant changes in the way we promote and sell our mobile games, any of which could have a material adverse effect on our financial condition and results of operations.

We are dependent on relationships with mobile network operators and mobile service providers to receive payment.

We have entered into agreements with mobile service providers for proceeds collection, and these service providers in turn contract with mobile network operators, such as China Mobile and China Telecom, who provide billing and collection services. During 2011, 2012 and 2013, 39.3%, 40.6% and 22.2%, respectively, of our mobile phone game revenues were collected through our top ten mobile service providers, the top three of which were Shenzhen Huayahexun Technology Co., Ltd., Beijing Shidai Xunda Technology Co., Ltd. and Shenzhen Zhongxuntiancheng Technology Co., Ltd. during 2011, Guizhou Shanzi Information Technology Ltd., Shenzhen Givoe Technology Co., Ltd. and Beijing Leitingwanjun Network Technology Co. Ltd. during 2012, and Shenzhen Weiqite Technology Co., Ltd., Guangzhou Yicheng Computer Technology Co., Ltd. and Nanjing Zhuoxunfeng Information Consulting Co., Ltd. during 2013. The concentration of our sales through one or a few large mobile service providers and China’s dominant mobile network operators could lead to a short-term disruption in our sales if one or more of them were to reduce its offerings or cease offering our products. Such concentration also makes us more vulnerable to collection risks should one or more of these providers or operators become unable or unwilling to share the proceeds it receives with us. Also, China Mobile places content providers, including us, into different preference classes based on a series of criteria, including game performance, customer satisfaction, responsiveness and technical support, among others. Further, we have in the past been reclassified by China Mobile due to user complaints, and we may be subject to downgrades in the future. Our operations and business could be harmed if our relationships with one or more of these mobile network operators and mobile service providers deteriorates, or if one or more of the key mobile service providers experience deterioration in their business or experiences an increase in non-payment from users, or there is any disruption in the relationship between any of these mobile service providers and mobile network operators. In addition, we rely on some mobile network operators to distribute and promote certain of our games and changes in how they distribute or promote our games could have a material and adverse effect on our results of operations and financial condition.

Furthermore, we depend on mobile network operators directly and indirectly to maintain accurate records of payments of sales proceeds by users and to collect such payments. We receive periodic statements from mobile network operators and mobile service providers that indicate the aggregate amount of fees that were charged to users for purchases of mobile game products. Our mobile service providers usually generate their periodic statements to us based on the periodic statements they receive from the mobile network operators. We generally offer mobile network operators and service providers credit terms ranging from 30 to 60 days. Receivables from China Mobile in terms of accounts receivable balances accounted for 15.2%, 8.0% and 28.0% of our total trade receivables as of December 31, 2011, 2012, and 2013, respectively. Receivables from our top ten mobile service providers in terms of accounts receivable balances accounted for 48.9%, 71.1% and 9.8% of our total trade receivables as of December 31, 2011, 2012, and 2013, respectively. Failure to timely collect our receivables from mobile network operators or mobile service providers may adversely affect our cash flows. In addition, if the mobile network operators or mobile service providers demand increase to their share of revenues under our revenue-sharing arrangement, our results of operation may be materially and adversely affected.

We may not be successful in effectively promoting or developing our brands.

Enhancing the awareness of our mobile game brands among players is a part of our growth strategy. We believe our future success depends on, among other things, market recognition and acceptance of, as well as our ability to promote, our CMGE brand. We market our mobile games and promote our brands through advertising and promotional programs such as online advertising. Our ability to sell our products and enhance recognition of our brands depends in part upon the success of these programs. There is no assurance that we will be able to effectively promote or develop our brand and if we fail to do so, our growth may be adversely affected. In addition, negative publicity or disputes regarding our brands, offerings, company or management could materially and adversely affect public perception of our brands. Many of the factors that affect our brands may be outside our control, such as industry participants, including handset companies and content providers working with us, tainting our brand because of the concern over the quality of such industry participants’ products and services. Any impact on our ability to effectively promote our brands or any significant damage to our brands’ image could materially and adversely affect our sales, profits and prospects.

Our efforts to expand our proprietary publishing platform may not be successful.

A component of our growth strategy is to create a comprehensive gaming platform where players can download our games without going through third-party intermediaries. In furtherance of this strategy, we have developed our Game Center application through which we publish our self-developed and licensed games for Android-based smartphones. Our Game Center application and our games are also available for download on various websites that we operate. We cannot guarantee that we will be successful in developing or expanding our proprietary publishing platform and players may choose to download games from other, more established publishing platforms.

Our limited operating history makes it difficult to evaluate our future prospects and results of operations.

We have a limited operating history under our current business model upon which to evaluate the viability and sustainability of our business. CMGE was incorporated in the Cayman Islands as an exempted limited liability company on January 20, 2011 by VODone as its wholly-owned subsidiary. Our business was formed through three separate acquisitions undertaken by VODone in 2009 and 2010 and was operated by VODone through various subsidiaries and our variable interest entity, or VIE, until our reorganization effective August 23, 2011. We have also recently undergone two major shifts in our business model and the source of our revenue. For example:

•	in 2012, 30.6% of our revenue was derived from smartphone games whereas in 2013, 79.9% of our revenue was derived from smartphone games; and

•	in 2012, 17.6% of our revenue was derived from social games whereas in 2013, 62.9% of our revenue was derived from social games.

Accordingly, you should consider our future prospects in light of the risks and uncertainties experienced by early stage companies in evolving industries, such as the mobile game industry in China, and companies that have been formed through the combination of previously separate businesses. Some of these risks and uncertainties relate to our ability to:

•	maintain and extend our position as the leading mobile game publisher in China;

•	continue to offer new and creative mobile games to attract and retain a larger player base and increase user activity;

•	maintain and expand our distribution network; and

•	upgrade our technology and infrastructure to support increased traffic and expanded offerings of products and services.

If we are unsuccessful in addressing any of these risks and uncertainties, our business may be materially and adversely affected.

We generate a majority of our revenues from sales of virtual items. If we are unable to effectively market and price these virtual items, or if this business model ceases to be commercially successful, our results of operations, financial condition and business prospects could be materially and adversely affected.

Aside from game bundles, the majority of our games are free to play, and we generate a majority of our revenues from sales of virtual items, including virtual tokens and other virtual items. By allowing players to play our games without initial costs, this business model enables us to quickly attract new players to experience our games and then gradually develop their interest in purchasing our virtual items. However, the success of this business model largely depends upon whether we can attract game players to play our games and whether we can successfully encourage more players to purchase virtual items and more paying players to increase their in-game purchases. It is possible that we may not be able to market and price our virtual items effectively, or we might fail to accurately identify and introduce new and popular virtual items or price them properly. In addition, this business model may cease to be commercially successful. There is no assurance that a sufficiently broad base of game players will continue to accept this model or that a new, competing business model will not emerge. If we fail to continue to monetize our player base through sales of in-game virtual items, our business, financial condition and prospects may be materially and adversely affected.

We may face increasing competition, which could reduce our market share and materially and adversely affect our results of operations.

The mobile game industry in China is highly competitive with low barriers to entry and we expect more companies to enter this industry and a wider range of games to be introduced. The industry is characterized by the frequent introduction of new products and services, short product life cycles, evolving industry standards, rapid adoption of technological and product advancements, as well as price sensitivity on the part of players. In China, we compete directly with:

•	other mobile game publishers;

•	other mobile game developers; and

•	large China-based Internet companies that may develop and operate their own mobile games.

Some of our games are made available to players in countries outside of China through our cooperation with mobile network operators abroad, and various app stores. Our mobile game products offered internationally are also subject to intense competition. In addition, we face competition from other media formats and mobile applications and content, such as Internet-based games, mobile music, mobile books and social network services.

Some of our existing and potential competitors have significantly greater financial, technological and marketing resources and stronger relationships with industry participants than we do. Some of our competitors or potential competitors, especially major international mobile game developers, have greater mobile game development experience and resources than we have. If there are new entrants in the market or intensified competition among existing competitors, we may have to provide more incentives to industry participants, such as distributors and agents, which could adversely affect our profitability. If we fail to compete effectively, our market share could decrease and our results of operations could be materially and adversely affected.

Our ability to generate revenues could suffer if the PRC market for mobile games does not develop as anticipated.

The mobile games market in China has evolved rapidly in recent years, with developments such as the introduction of new business models, the development of user preferences, the increasing popularity of smartphones over feature phones, market entry by new competitors and the adoption of new strategies by existing competitors. We expect each of these trends to continue, and we must continue to adapt our strategy to successfully compete in our market. There are numerous other technologies and business models in varying stages of development, such as portable tablet computers, netbooks or other mobile Internet handsets involving fourth generation mobile technologies, which could render certain current technologies or applications obsolete. Accordingly, it is extremely difficult to accurately predict user acceptance and demand for our various existing and potential new offerings, and the future size, composition and growth of this market. Furthermore, given the limited history and rapidly evolving nature of our market, we cannot predict the price that players will be willing to pay for our mobile games or whether players will have concerns over security, reliability, cost and quality of service associated with mobile games. If acceptance of our mobile games is different than anticipated, our ability to maintain or increase our revenues and profits could be materially and adversely affected.

As social games are expected to account for a large portion of our revenues, any adverse developments relating to such content may adversely affect our results of operations.

We anticipate that revenue generated from our social games will continue to account for a large portion of our revenues in the foreseeable future. We are enhancing our efforts in developing and marketing social games because of the expected growth of the social game market. Accordingly, any of the following could materially and adversely affect our business, financial condition and results of operations:

•	any reduction in or failure to grow the player base of the existing social games;

•	any decrease in popularity of the existing social games in the market or any decrease in their purchases due to intensifying competition or other factors;

•	any failure to make quality upgrades, enhancements or improvements to social games in a timely manner in response to user preferences;

•	any failure of our games to reach a critical mass of players to become popular;

•	any failure to develop and launch new social games that appeal to players;

•	any failure to efficiently operate social games and provide effective customer service;

•	any failure to comply with regulatory requirements with respect to social games; or

•	any breach of related software security, prolonged server interruption due to network failures, hacking activities or other factors or any other adverse developments relating to social games.

In addition, we currently derive the majority of our revenue from social games even though the number of social games in our portfolio is far less than the number of single-player games. As we shift to licensing and developing a smaller number of higher revenue-generative games, we are exposed to concentration risks in the event that certain of these social games are not successful.

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

As part of our business strategy, we have successfully acquired, and intend to continue to selectively acquire and invest in, businesses, assets and technologies that complement our existing business, including (i) acquisitions of companies, businesses, intellectual property rights, and other assets, (ii) minority investments in strategic partners, and (iii) investments in new interactive mobile game businesses. Acquisitions and investments involve uncertainties and risks, including:

•	accurately evaluating potential acquisition targets and identifying acquisition targets with operations complementary to our existing operations;

•	potential ongoing financial obligations and unforeseen or hidden liabilities;

•	retaining key employees and maintaining the key business relationships with players of the businesses we acquire;

•	failure to achieve the intended objectives, benefits or revenue enhancement;

•	costs and difficulties of integrating acquired businesses and managing a larger business;

•	the need to integrate an acquired company’s accounting, management information, human resource and other administrative systems to permit effective management and timely reporting;

•	the possibility that, before the acquisition or investment, we will not discover important facts during due diligence that could have a material adverse impact on the value of the businesses we acquire or invest in;

•	significant accounting charges resulting from the completion and integration of a sizeable acquisition and increased capital expenditures;

•	the possibility that a change of control of a company we acquire triggers a termination of contractual or intellectual property rights important to the operation of its business; and

•	diversion of resources and management attention.

Our failure to address these risks successfully may have a material adverse effect on our financial condition and results of operations. In addition, any such acquisition or investment may require a significant amount of capital investment, which would decrease the amount of cash available for working capital or capital expenditures. Furthermore, if we use our equity securities to pay for acquisitions, we may dilute the value of the ADSs and the underlying Class A ordinary shares. Our shareholders may not have the opportunity to review, vote on or evaluate future acquisitions or investments. If we borrow funds to finance acquisitions, such debt instruments may contain restrictive covenants that could, among other things, restrict us from distributing dividends.

Our failure to anticipate or successfully implement new technologies could render our mobile games uncompetitive or obsolete, and reduce our revenues and market share.

The mobile applications industry is subject to rapid technological change, which requires us to anticipate well in advance, which technologies we must implement and take advantage of in order to make our mobile game products competitive in the market. We also need to invest significant financial resources in research and development to keep pace with technological advances in order to make our technologies, product offerings and development capabilities competitive in the market. However, development activities are inherently uncertain, and we might encounter practical difficulties in commercializing our development results. Our expenditures on research and development may not generate commensurate benefits. Given the fast pace with which mobile games technology has been and will continue to develop, we may not be able to timely improve our technologies in an efficient and cost-effective manner, or at all. New technologies in our industry could render the technologies and product offerings that we are developing or expect to develop in the future obsolete or uncompetitive, thereby potentially resulting in a decline in our revenues and market share.

Undetected programming errors or flaws in our mobile game products could harm our reputation or decrease market acceptance of our products.

Our mobile games are subject to frequent improvement and updates and may contain errors or flaws that may become apparent only after the updated applications are accessed by mobile users, particularly as we launch new updates under tight time constraints. From time to time, our players may inform us of programming flaws affecting their experience, and we are generally able to resolve such flaws promptly. However, if for any reason, programming errors or flaws are not resolved in a timely fashion, we may lose some of our players and our revenues will be affected negatively, and our reputation and market acceptance of our mobile games may also be harmed. In addition, the PRC government has promulgated rules and regulations targeting mobile service providers that charge for applications and other content without user consent. If a programming error or flaw in our products inadvertently charges players without consent, we may be subject to administrative penalties and fines.

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

As we conduct our business on mobile handsets only, we are collecting and storing an increasing amount of customer data. We rely on proprietary encryption and authentication technology to provide the security and authentication necessary to effect secure transmission of confidential user information, such as user names and passwords. It is possible that our security controls over customer data may not prevent the improper disclosure of personal information. A party who is able to circumvent these security measures could misappropriate proprietary information or cause interruptions in our operations. A security breach that leads to disclosure of customer account information (including mobile numbers or other personal information) could harm our reputation and subject us to liability under laws that protect personal data, resulting in increased costs or loss of revenue. We may be required to expend significant capital and other resources to prevent such security breaches or to alleviate problems caused by such breaches. We may also lose current or potential players of our mobile games that require the collection of customer data because of the perception that we cannot adequately protect our players’ privacy. Additionally, our business operation may be harmed by players’ concerns over playing games on their mobile phones. For instance, malware has been disguised as popular mobile games on Android devices. The malware will subscribe to the paid services without user’s consent thus resulting in fraudulent charges to players. Concerns over the security and privacy of user information may inhibit the wireless business generally, and our mobile games in particular. There can be no assurance that our security measures will prevent security breaches or that players’ interest in playing mobile games would continue if we experienced problems with malware. Failure to prevent security breaches or players’ concerns over mobile phone malware may have a material adverse effect on our business, prospects, financial condition and results of operations.

We could be liable for breaches of security of payment processing agents, which may have a material adverse effect on our reputation and business.

In addition to collection through China Mobile and mobile service providers, currently a large portion of our revenues is collected through payment processing agents, who help us collect sales proceeds through third-party payment channels such as prepaid cards and bank remittances. Although our payment processing agents have not historically collected a significant volume of sales proceeds, going forward, we plan to increasingly utilize these payment processing agents. In transactions utilizing third-party payment channels, secured transmission of confidential information, such as players’ card numbers and expiration dates, personal information and billing addresses, over wireless networks, the Internet and/or third-parties’ databases, is essential to maintain consumer confidence. We do not have control over the security measures of third-party payment channels and we cannot assure you that their security measures are adequate or will be adequate with the expected increased usage of their payment channels. Security breaches of these payment channels could expose us to litigation and possible liability for failure to secure customer transaction data and could harm our reputation and ability to attract players and encourage players to pay through these third-party payment channels.

Changes or adjustments we make to our existing or new games may not be well received by our game players.

As we develop new games or introduce updates and expansion packs to our existing games, we closely monitor our game players’ tastes and preferences and may introduce or change certain game features or game play styles to make our games more attractive. We cannot assure you that these changes or adjustments will be well received by our game players, who may decide not to play our new games or cease playing our existing games. As a result, any changes or adjustments we make to existing or new games may adversely impact our revenues and business prospects.

Our business is subject to the risks associated with international operations.

As of December 31, 2013, we operated two games in overseas jurisdiction, and plan to increase this number in the future. Expanding our business internationally exposes us to a number of risks, including:

•	fluctuations in currency exchange rates;

•	our ability to select the appropriate geographical regions for international expansion;

•	our ability to localize games and adapt them to local preferences;

•	protecting our intellectual property rights overseas and managing the related costs;

•	receiving payments from our games;

•	compliance with different legal regimes;

•	difficulty in identifying appropriate partners and establishing and maintaining good cooperation relationships with them;

•	difficulty in understanding local market and culture; and

•	increased costs associated with doing business in foreign jurisdictions.

These and other risks associated with international activities could also significantly affect our financial condition and operating results. Furthermore, we have implemented policies and procedures designed to facilitate compliance with laws and regulations in foreign jurisdictions applicable to us, but there can be no assurance that our employees, contractors, or agents will not violate such laws and regulations or our policies. Any such violations could individually or in the aggregate materially and adversely affect our financial condition or operating results.

We rely on a small portion of our total players for nearly all of our revenue.

Compared to all players who play our games in any period, only a small portion are paying players. During the year ended December 31, 2013, we had 113.1 million new registered users of social games but only 7.7 million paying users of social games. In order to sustain our revenue levels, we must attract, retain and increase the number of players or more effectively monetize our players. We must devote significant resources to retain our players’ interest in our games and attract them to our other games. If we fail to grow or sustain the number of our players, or if the rates at which we attract and retain players declines or if the average amount that our players pay declines, our business may not grow and our financial results will suffer.

Our success depends on the continuing and collaborative efforts of our management team and other key personnel, and our business may be harmed if we lose their services.

Our future success depends heavily upon the continuing services of our key management team. If one or more of our executives or other key personnel are unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all, and our business may be disrupted and our financial condition and results of operations may be materially and adversely affected. Competition for management and key personnel is intense, the pool of qualified candidates is limited, and we may not be able to retain the services of our executives or key personnel, or attract and retain experienced executives or key personnel in the future. If any of our executives or other key personnel joins a competitor or forms a competing company, we may lose players, distributors, know-how and key personnel. Each of our executive officers and key employees has entered into an employment agreement with us that contains confidentiality provisions. If any disputes arise between any of our executives or key personnel and us, we cannot assure you the extent to which any of these agreements may be enforced.

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

We rely on a combination of copyright, trademark and trade secret laws, as well as nondisclosure agreements and other methods to protect our intellectual property rights. We have applied for the registration of the “Joygame” trademark in China. As of December 31, 2013, we had registered 30 copyrights with the State Copyright Bureau of the PRC, for software we developed or acquired from third parties. The protection of intellectual property rights in China may not be as effective as those in the United States or other countries. We have in the past discovered some players had illegally modified our games so that they could access our games for free. The steps we have taken may be inadequate to prevent the misappropriation of our technology or unauthorized use of our brands or products. Reverse engineering, unauthorized copying or other misappropriation of our technologies, or unauthorized access of our products could enable third parties to benefit from our technologies or products without compensating us. Moreover, unauthorized use of our technology could enable our competitors to offer products and services that are comparable to or better than ours, which could harm our business and competitive position. From time to time, we may have to enforce our intellectual property rights and brands through litigation. Such litigation may result in substantial costs and diversion of resources and management attention.

Third parties may claim that we infringe their proprietary rights, which could cause us to incur significant legal expenses and prevent us from promoting our products and services.

We have not received any claims that we have infringed the intellectual property rights of others, but may in the future receive such claims. Any such claim, with or without merit, could result in costly litigation and distract our management from day-to-day operations. If we fail to successfully defend against such claims, we could be required to make unavailable or redesign our mobile games, pay monetary amounts as damages, enter into royalty or licensing arrangements, or satisfy indemnification obligations that we have with some of our players. Any royalty or licensing arrangements that we may seek in such circumstances may not be available to us on commercially reasonable terms or at all. Also, if we acquire technology to include in our products from third parties, our exposure to infringement actions may increase because we must rely upon these third parties to verify the origin and ownership of such technology. This exposure to liability could result in disruptions to our business that could materially and adversely affect our operating results.

If we fail to maintain an effective system of internal control over financial reporting, we may lose investor confidence in the reliability of our financial statements.

We are subject to reporting obligations under U.S. securities laws. Section 404 of the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley, and related rules require a public company to include a management report on the company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, under

Section 404(b) of Sarbanes-Oxley, our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting beginning with our annual report on Form 20-F following the date on which we cease to qualify as an “emerging growth company” under the Securities Act, which may be up to five fiscal years following the date of the September 2012 listing of our ADSs.

In the preparation of the consolidated financial statements for the year ended December 31, 2013, we identified a material weakness in our internal control over financial reporting. The material weakness identified was identical to the one identified during the audit of our consolidated financial statements for the years ended December 31, 2010, 2011 and 2012. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of our company’s financial statements will not be prevented, or detected and corrected on a timely basis. Effective internal control over financial reporting is necessary for us to provide reliable financial reports, effectively prevent fraud and operate as a public company.

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

When we acquire a business, a substantial portion of the purchase price of the acquisition is generally allocated to goodwill and other identifiable intangible assets. The amount of the purchase price that is allocated to goodwill is determined by the excess of the purchase price over the amounts assigned to the fair value of the assets acquired and the liabilities assumed of acquired businesses. As of December 31, 2013, goodwill represented RMB564.8 million (US$93.3 million), or 55.0% of our total shareholders’ equity, and other net intangible assets represented RMB86.9 million (US$14.4 million), or 8.5% of our total shareholders’ equity. Management performed impairment assessment annually and we recognized an impairment loss of nil in goodwill and RMB2.6 million (US$0.4 million) in intangible assets in 2013.

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

VODone holds, directly or indirectly, 48.3% of our outstanding ordinary shares, including all of our Class B ordinary shares, representing 81.8% of the voting power of our outstanding ordinary shares. Its shareholding gives it the power to pass ordinary resolutions, thereby giving VODone effective control over a majority of our corporate actions (including appointment of directors) and, for so long as it holds more than two-thirds of the voting power of our outstanding ordinary shares, to pass special resolutions, which are required to effect important corporate actions including removing directors, approving a merger, changing our name, amending our constitutional documents and winding up our company. Even if VODone ceases to own or control more than 50% of our shares or voting power of our outstanding shares, for so long as it continues to have a substantial equity interest in us, it may, as a practical matter, be in a position to control many or all of our actions. Significant corporate actions, including the incurrence of material indebtedness, the issuance of a material amount of equity securities or significant strategic changes in our business, may be effected by our board of directors without the consent of our shareholders. VODone might oppose any action that would dilute its equity interest in us, and may be unable or unwilling to participate in our future financings. VODone, as our majority shareholder with the right to appoint directors to our board of directors, could block any such action and thereby materially harm our business or prospects. In addition, if VODone provides shareholder support to us in the form of shareholder loans or provides credit support by guaranteeing our obligations, they may become our creditors with different interests than shareholders with only equity interests in us. The concentration of controlling ownership of our shares may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of the ADSs.

We may have conflicts of interest with VODone and, because of VODone’s controlling ownership interest in us, may not be able to resolve such conflicts on terms favorable to us.

Conflicts of interest may arise between VODone and us in a number of areas relating to our past and ongoing relationships. Potential conflicts of interest that we have identified include, among others, competing for employee recruiting and retention and allocation of business and investment opportunities. There may be conflicts of interest arising from the ownership of VODone stock and options by members of our board and management, notwithstanding the duty of loyalty these persons owe us. Also, VODone may decide to sell all or a portion of the shares that it holds in us to a third-party and give that third-party substantial influence over our business and our affairs. Such a sale could be contrary to the interests of certain of our stakeholders, including our employees or our public shareholders.

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

To comply with PRC laws and regulations limiting foreign ownership of telecommunication and online cultural businesses, we conduct a substantial portion of our businesses through our VIEs in China by means of contractual arrangements. If the PRC government determines that these contractual arrangements do not comply with applicable regulations, our business could be materially and adversely affected.

The PRC government restricts foreign investment in telecommunication and online cultural businesses. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Telecommunications Industry” and “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Online Games and Cultural Products.” In light of these restrictions, we conduct a significant portion of our business activities through our VIEs, Guangzhou Yingzheng Information Technology Co., Ltd., or Yingzheng and Shenzhen Lanyue Internet Technology Co., Ltd., or Lanyue. Although we do not have any equity interest in our VIEs, we are able to exercise effective control over our VIEs and receive substantially all of the economic benefits of its operations through various contractual arrangements with Yingzheng, Lanyue and their respective registered shareholders. For a description of these contractual arrangements, see “Item 4. Information on the Company—A. History and Development of the Company—Our Contractual Arrangements with VIEs.”

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

On September 28, 2009, General Administration of Press and Publication, or GAPP, the National Copyright Administration and the National Office of Combating Pornography and Illegal Publications jointly published the Notice Regarding the Consistent Implementation of the “Stipulations on Three Provisions of the State Council and the Relevant Interpretations of the State Commission Office for Public Sector Reform and the Further Strengthening of the Administration of Pre-examination and Approval of Internet Games and the Examination

and Approval of Imported Internet Games,” or the GAPP Notice. The GAPP Notice prohibits foreign investors from participating in online game operating businesses through foreign-invested enterprises in China, and from controlling and participating in such businesses of domestic companies indirectly through other forms of joint ventures or contractual or technical support arrangements. As no detailed interpretation of the GAPP Notice has been issued to date, it is not clear how the GAPP Notice will be implemented. Furthermore, as some other primary government regulators, such as the Ministry of Commerce, or MOFCOM, Ministry of Culture, or MOC, and MIIT, did not join GAPP in issuing the GAPP Notice, the scope of the implementation and enforcement of the GAPP Notice remains uncertain. According to Regulations on the Main Functions, Internal Organization and Staffing of GAPP issued by the General Office of the State Counsel on July 11, 2008 and its interpretation circulars, GAPP is authorized to approve online games before their launch on the Internet, while the MOC is authorized to administer and regulate the overall online game industry. Once an online game is launched on the Internet, it will be regulated only by the MOC, and if an online game is launched on the Internet without the prior GAPP approval, the MOC is the authority responsible for investigating the matter. We thus believe GAPP is unlikely to take action against our contractual arrangements with our VIEs based solely on the GAPP Notice and without participation from other PRC governmental authorities, including the MOC. Effective on March 22, 2013, GAPP and the State Administration of Radio, Film and Television merged into one entity, namely, the State General Administration of Press, Publication, Radio, Film and Television, or, SAPPRFT, which oversees China’s press, publication, radio, film and TV sectors.

Our PRC legal advisor, Guantao Law Firm, is of the opinion that (i) our ownership structure is in compliance with PRC law; (ii) the contractual arrangements are valid and legally binding and enforceable and do not result in any violation of PRC law; and (iii) there are, however, uncertainties regarding the interpretation and application of the MIIT Circular and GAPP Notice or any other current and future PRC laws and regulations and there can be no assurance that the PRC regulatory authorities that regulate the online game industry, in particular, the MIIT and SAPPRFT, the PRC courts or arbitration institutions will ultimately take a view that is consistent with the opinions of our PRC legal adviser. If we are found to be in violation of the MIIT Circular, the GAPP Notice or any other PRC laws or regulations, or if we fail to obtain or maintain any of the required permits or approvals under our VIE arrangements, the relevant regulatory authorities would have broad discretion in dealing with such violations, including revoking the business and operating licenses of our VIEs, levying fines, confiscating our income or the income of our VIEs to the extent that such income is related to the violation, discontinuing or restricting all or any portion of our operations or the operations of our VIEs or taking other regulatory or enforcement actions. Any of these events could materially and adversely affect our business, financial condition and results of operations.

Should our ownership structure under the current VIE arrangement be challenged by the PRC authorities while the foreign investment restrictions over the telecommunications sector remain in effect, we would need to restructure our ownership structure. In that case, we may still be able to (i) develop mobile games in China and own the copyright for those games; (ii) grant to our VIEs, or any other Chinese company that possesses necessary regulatory licenses, copyright licenses to operate our games in China and collect royalties from our VIEs or such other Chinese company; (iii) use our technology, expertise and experience to provide technical services and support to Yingzheng in exchange for service fees; and (iv) require the registered shareholders of our VIEs to pledge their equity interests in our VIEs in favor of us to secure our VIEs performance under these agreements. However, following such a restructuring we would not be able to adopt or rely on VIE arrangements and would thus be unable to exercise effective control over our VIEs. Such a loss of control could result in disruptions in our business that could materially and adversely affect our financial condition and results of operations. Further, we may not be able to consolidate our VIEs’ financial results in our consolidated financial statements in accordance with U.S. GAAP due to the lack of sufficient control over our VIEs after such restructuring, which could materially and adversely affect our financial condition and results of operations.

Our contractual arrangements with our VIEs and their respective shareholders may not be as effective in providing control over the entity as direct ownership.

In 2011, 2012 and 2013, our VIEs and their respective subsidiaries contributed in aggregate 21.2%, 19.0% and 43.6% of our total net revenues, respectively. Our contractual arrangements with our VIEs and their respective shareholders may not be as effective in providing us with control over our VIEs as direct ownership. If our VIEs and their respective shareholders fail to perform their obligations under these contractual arrangements, we may incur substantial costs and resources enforcing these arrangements, and rely on legal remedies available under applicable PRC laws, including seeking specific performance and claiming damages. In particular, if shareholders of our VIEs refuse to transfer their equity interests to us or our designated persons when we exercise the purchase option pursuant to these contractual arrangements, we may need to initiate legal actions to compel them to fulfill their contractual obligations.

If the applicable PRC authorities invalidate our contractual arrangements for violation of PRC laws, rules and regulations, or our VIEs or their respective shareholders terminate the contractual arrangements or fail to perform their obligations under these contractual arrangements, part of our mobile game businesses in China would be materially disrupted, and the value of our ordinary shares would decrease substantially. Furthermore, if we fail to renew these contractual arrangements upon their expiration and the relevant foreign investment restrictions remain effective, we would not be able to continue our mobile game business.

In addition, if our VIEs declare bankruptcy or if all or part of their assets become subject to court injunctions or asset freezes or liens or rights of third-party creditors, we may be unable to continue our business, which could materially and adversely affect our business, financial condition and results of operations. If our VIEs undergo a voluntary or involuntary liquidation proceeding, their respective shareholders or unrelated third-party creditors may claim rights to some or all of its assets and we would have to rely on their registered shareholders with whom we have contractual arrangements to protect our rights. The occurrence of any of these events may hinder our ability to operate part of our mobile game business, which could in turn materially harm our business and our ability to generate revenues and cause the market price of our ADSs to decline significantly.

The shareholders of our VIEs may have potential conflicts of interest with us, which may adversely affect our business.

The registered shareholders of Yingzheng are Yongchao Wang, De Liang and Feng Zheng, who are each directors and employees of the company. The registered shareholders of Lanyue are Ken Jian Xiao and Xiongfei Liu. Ken Jian Xiao is our chief executive officer and Xiongfei Liu, who holds a 1% interest in Lanyue, is an independent third-party. Conflicts of interest may arise between these shareholders’ duties to us and our VIEs. If such conflicts arise, these shareholders may not act in our best interests and conflicts of interest may not be resolved in our favor. In addition, these shareholders may breach or cause our VIEs to breach or refuse to renew its existing contractual arrangements that allow us to exercise effective control over it and to receive economic benefits from it. If certain shareholders of our VIEs do not comply with their fiduciary duties to us as our designated directors, or if we cannot resolve any conflicts of interest or disputes between us and such shareholders or any future beneficial owners of our VIEs, we would have to rely on legal proceedings to remedy the situation, which could result in disruption of our business and substantial uncertainty as to the outcome of any such legal proceedings.

Further, these remedies may not always be effective, particularly in light of uncertainties in the PRC legal system. For example, we may have to resort to administrative and court proceedings to enforce the legal protection that we enjoy either by law or contract. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may impede our ability to enforce the contracts we have entered into with our VIEs and their shareholders.

Contractual arrangements we have entered into may be subject to scrutiny by the PRC tax authorities, and a finding that we or our VIEs owe additional taxes could reduce our net income and the value of your investment.

Under applicable PRC tax laws and regulations, arrangements and transactions among related parties may be subject to audit or scrutiny by the PRC tax authorities within five years (or ten years in special cases) after the taxable year when the arrangements or transactions are conducted. We could face material and adverse tax consequences if the PRC tax authorities were to determine that the contractual arrangements with our VIEs and their respective shareholders were not entered into on an arm’s-length basis and therefore constituted unfavorable transfer pricing arrangements. Unfavorable transfer pricing arrangements could, among other things, result in an upward adjustment in taxation. In addition, the PRC tax authorities may impose interest on late payments on our VIEs for the adjusted but unpaid taxes. Our results of operations may be materially and adversely affected if our VIEs’ tax liabilities increase significantly or if they are required to pay interest on late payments.

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

On August 25, 2011, MOFCOM promulgated the Regulations on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors, or the MOFCOM Security Review Regulations, which became effective on September 1, 2011, to implement the Circular by General Office of State Council on Establishment of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors promulgated on February 3, 2011, or the Security Review Circular. According to the Security Review Circular, if a targeted domestic enterprise is engaged in industries (such as defense sector, important agriculture products, important energy and resources, important infrastructure, important transportation services, key technologies and material equipment manufacturers) having a national security concern and the merger or acquisition will result in foreign investor’s acquiring actual control of the domestic enterprise, the transaction is subject to security review. According to the MOFCOM Security Review Regulations, MOFCOM will focus on substance and the actual impact of the transaction when deciding whether a specific merger or acquisition is subject to security review. If MOFCOM decides that a specific merger or acquisition is subject to security review, it will submit it to the Inter-Ministerial Panel, an authority established under the Security Review Circular led by the National Development and Reform Commission and MOFCOM under the leadership of the State Council, to carry out security review. The regulations prohibit foreign investors from bypassing the security review by structuring transactions through trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions. There is no explicit provision or official interpretation stating that the merging or acquisition of a company engaged in the mobile games business requires security review, and there is no requirement that acquisitions completed prior to the promulgation of the Security Review Circular are subject to MOFCOM review.

We acquired actual control over Yingzheng prior to promulgation of the Security Review Circular and the MOFCOM Security Review Regulations, so we do not believe we are required to submit our existing contractual arrangement with Yingzheng to MOFCOM for security review. We believe our current business operated in the PRC does not fall within the industries having a national security concern under the Security Review Circular and our contractual arrangement with Lanyue is not subject to MOFCOM’s security review. However, we have been advised by our PRC legal counsel, Guantao Law Firm, that as the Security Review Circular and the MOFCOM Security Review Regulations are relatively new and there is no clear statutory interpretation of them, there can be no assurance that MOFCOM will have the same view as we do when applying the national security review requirements. If MOFCOM takes the view that we are required to submit our existing contractual arrangement for review by them and the Inter-Ministerial Panel’s review, and if the Inter-Ministerial Panel determines that our contractual arrangement impacts or may impact national security, MOFCOM will, at the request of the Inter-Ministerial Panel and in collaboration with relevant departments, terminate our arrangement or take other effective measures, such as an equity transfer or assets transfer, so as to eliminate the impact of our contractual arrangement on national security. Any of these events could materially and adversely affect our business, financial condition and results of operations. Further, should MOFCOM take any of these actions, we may not be able to consolidate our VIEs’ financial results in our consolidated financial statements in accordance with U.S. GAAP due to lack of sufficient control over our VIEs after such restructuring, which could materially and adversely affect our financial condition and results of operations.

Risks Related to Regulation of Our Services and Products

The laws and regulations regulating mobile games in China continue to evolve and change. If we fail to obtain or maintain all applicable permits and approvals, our business and operations would be materially and adversely affected.

We are required to obtain licenses, permits and approvals from different regulatory authorities in order to conduct our business. We have obtained the Internet Publishing License from SAPPRFT, which authorizes the release of our existing and future online mobile game products over the Internet, and the Online Culture Operation License from the MOC, which is required for the operation of online mobile games.

In addition, PRC laws and regulations require that all online mobile games that we develop and that we license from other PRC developers be approved by SAPPRFT and filed with the MOC. For games that we license from third parties in the PRC, these approval and filing requirements can be completed by the third-party game developer. If, however, the third-party fails to complete this approval and filing requirement, we are obliged to complete such requirements. In addition, the online games authorized by overseas developers shall be examined and approved by SAPPRFT and the MOC. We are in the process of obtaining SAPPRFT approvals and filing with the MOC for the games we currently operate in the PRC and have successfully filed some games with the MOC. In addition, we are also in the process of applying for the approvals from SAPPRFT and the MOC for certain games we license from overseas developers. Due to the short game lifespan of many mobile games, it may not be practicable for us to apply for the approval from SAPPRFT or register with the MOC for many of our mobile games, which process can take several months. If any of our PRC operating companies fails to obtain or maintain any of the required permits or approvals or if our practice is later challenged by government authorities, they may be subject to various penalties, including without limitation, fines, being ordered to rectify the situation, confiscation of illegal revenues and the discontinuation of, or restriction on, our operations. Any such disruption in business operations would materially and adversely affect our financial condition and results of operations.

As mobile games are at an early stage of development in China, new laws and regulations may be adopted or amended from time to time that require licenses and permits beyond those we currently have. These regulations may also restrict our ability to expand our customer and player base or to provide services in additional geographic areas. Substantial uncertainty exists regarding the implementation and interpretation of the current PRC laws and regulations applicable to the operation of mobile games, and as new laws and regulations are passed, their implementation and interpretation may also be uncertain or unfavorable to our business and operations. We cannot assure you that in the future we will be able to obtain all required permits, licenses and approvals in a timely manner, or at all, and any failure to do so could result in penalties, or a requirement to curtail or cease operating all or part of our business, any of which may materially and adversely affect our financial condition, results of operations and future prospects.

We may be subject to regulations concerning electronic publications and be required to obtain approvals and licenses or change our business model regarding certain preinstalled single-player mobile games which could disrupt our operations, require a costly restructuring of our business or adversely affect our ability to roll out and operate new or existing preinstalled single-player mobile games.

On February 21, 2008, GAPP issued the Regulations on Administration of the Publishing of Electronic Publications, or the Electronic Publications Regulations, which became effective from April 15, 2008. The Electronic Publications Regulations require that a company wishing to publish “electronic publication” must obtain an Electronic Publications Publishing License from GAPP, and that the electronic games to be published must be approved by, or filed with, GAPP. There are no interpretative materials, specific instructions or detailed implementation rules in respect of requirements or procedures for applying for the license or approvals or making filings in respect of electronic publication and accordingly, we have so far not obtained such license, approvals or made such filings.

We have had meetings with GAPP officials during which we informed them of our business model regarding our single-player mobile games that are preinstalled on mobile devices and are not operated online. They informed us that by their legal nature these preinstalled single-player mobile games may be deemed as electronic publications and therefore are theoretically subject to the Electronic Publications Regulations; however, GAPP has to date never regulated the publication of single-player mobile games. During the meetings, the GAPP officials did not object to our current business model regarding preinstalled single-player mobile games. Furthermore, we believe GAPP is aware that many companies in China provide preinstalled or offline single-player mobile games to the public without these approvals and licenses, and we are unaware of any instance in which GAPP has penalized any company for its failure to obtain the approvals and licenses. The GAPP officials further informed us that prior to promulgating and implementing any new regulations to clarify the regulatory framework for both online and offline mobile games, GAPP is unlikely to take regulatory or enforcement actions against such companies. Effective on March 22, 2013, GAPP and the State Administration of Radio, Film and Television merged into one entity, SAPPRFT, which oversees China’s press, publication, radio, film and TV sectors. SAPPRFT may begin requiring mobile game companies, such as us, to obtain approval under the Electronic Publications Regulations and impose penalties for any past non-compliance. SAPPRFT may take enforcement action against us if it finds any game content to be in violation of any content restrictions issued by the PRC government.

If SAPPRFT adopts regulations or other rules to enforce the Electronic Publications Regulations against entities that develop, publish, preinstall in handsets or distribute single-player mobile games, we may be required to obtain approvals and licenses and/or change our current business model regarding our preinstalled single-player games. Any failure to obtain the necessary approvals and licenses in a timely manner or at all could delay or prevent us from rolling out and operating new or existing preinstalled single-player mobile games. In addition, we may be required to restructure our operations to comply with such requirements by entering into a contractual arrangement with a non-foreign invested entity which holds the Electronic Publications Publishing License and entrusting such entity to file all preinstalled single-player games developed by Huiyou Digital (Shenzhen) Ltd., or Huiyou, with SAPPRFT for its approval. Such a restructuring could be costly and disruptive to our business and would expose us to the risks associated with such arrangements. See “—Risks Related to Our Corporate Structure—To comply with PRC laws and regulations limiting foreign ownership of telecommunication and online cultural businesses, we conduct a substantial portion of our businesses through our VIEs in China by means of contractual arrangements. If the PRC government determines that these contractual arrangements do not comply with applicable regulations, our business could be materially and adversely affected.

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

Meanwhile, when Internet and mobile service providers find that any obscene, superstitious, fraudulent or defamatory information is transmitted on their platforms, they are required to terminate the transmission of such information or delete such information immediately, keep records, and report to relevant authorities. Mobile network operators like China Mobile, China Telecom and China Unicom also have their own policies prohibiting or restricting the distribution of inappropriate content. On December 15, 2009, the MIIT issued the Notice Regarding Plan for Further Regulating Obscene Materials on Mobile Phones, or Circular 672. Under Circular 672, mobile network operators are required to examine their business, promotional channels, as well as the business of their partners, and must immediately terminate such business if any obscene material is involved. Mobile service providers involved in distributing or publishing such obscene materials on mobile handsets are subject to immediate suspension or termination of cooperation with mobile network operators, and a violation will be reported to relevant authorities. Mobile network operators and mobile service providers must examine all websites accessed through mobile handsets and conduct full daily inspection of such websites. If any obscene material is found, access and transmission must cease and be reported to authorities. On June 3, 2010, the MOC issued the Online Game Measures, which became effective on August 1, 2010, according to which companies that plan to engage in the operation of online games, issuance of virtual currency and provision of virtual currency transaction services shall obtain a license from the provincial counterpart of the MOC. Online and mobile game operators are required to establish a self-censorship mechanism and ensure the lawfulness of the content of their games and corporate operations. On August 12, 2013, the MOC issued the Administrative Rules on Content Review by Internet Culture Operating Entities, which became effective on December 1, 2013, according to which companies operating internet culture business shall have personnel with the required qualification certificate to conduct content review on their products before they provide the products to the public, and they shall keep the content review records for at least two years.

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

If we are required to comply with or are found to violate any laws or regulations governing virtual currency, prepaid card issuance and usage, online payment or money laundering, we may have to obtain additional licenses or approvals, be forced to change our current business practice, or be subject to certain penalties.

In January 2007, the MPS, MOC, MIIT and GAPP jointly issued a circular regarding online gambling which has implications for the use of virtual currency. The circular (a) prohibits online game operators from charging commissions in the form of virtual currency in relation to winning or losing of games; (b) requires online game operators to impose limits on use of virtual currency in guessing and betting games; (c) bans the conversion of virtual currency into real currency or property; and (d) prohibits services that enable game players to transfer virtual currency to other players. On June 4, 2009, MOC and MOFCOM jointly issued a notice regarding strengthening the administration of online game virtual currency, or Virtual Currency Notice, The Virtual Currency Notice prohibits online game operators from setting game features that involve the direct payment of cash or virtual currency by players for the chance to win virtual items or virtual currency based on random selection through a lucky draw, wager or lottery. Besides, the notice also prohibits game operators from issuing currency to game players through means other than purchases with legal currency. On June 3, 2010, the MOC issued Interim Measures for Online Games Administration, or the Online Game Measures, which became effective on August 1, 2010, aiming to further strengthen the MOC’s supervision of the online game industry, including the issuance and trade of virtual currency in online games. According to the Online Game Measures, an online game operator who issues or provides the trading services for the virtual currency must obtain a license for

Internet culture operation from the MOC. Further, the Online Game Measures also provides, among other things, that virtual currency issued by online game operators may be only used to exchange its own online game products and services and may not be used to pay for the products and services of other entities. The issuance of virtual currency is permitted under Yingzehng’s Internet Culture Business License. However, if our current or future operations are found to violate the Virtual Currency Notice and Online Game Measures or any other related regulations, our business and financial condition, operation results and business prospects may be materially and adversely affected.

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

The PRC government also exercises significant control over China’s economic growth by allocating resources, controlling the payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Between late 2003 and 2008, the PRC government implemented a number of measures, such as increasing the People’s Bank of China’s, or the PBOC’s, statutory deposit reserve ratio and imposing commercial bank lending guidelines, which slowed the growth of credit. In 2008 and 2009, however, in response to the global financial crisis, the PRC government loosened such requirements. Any actions and policies adopted by the PRC government or any prolonged slowdown in China’s economy, in particular the mobile applications industry, could have a negative impact on our business, operating results and financial condition in a number of ways. For example, our players may decrease spending on our offerings, while we may have difficulty expanding our player base fast enough, or at all, to offset the impact of decreased spending by our existing players.

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

We may transfer funds to our PRC subsidiaries or finance our PRC subsidiaries by means of shareholder’s loans or capital contributions upon completion of an offering. Any loans to our PRC subsidiaries, which are foreign-invested enterprises, cannot exceed statutory limits based on the gap between the registered capital and the total amount of the investments in such subsidiaries, and shall be registered with the State Administration of Foreign Exchange, or SAFE, or its local counterparts. Furthermore, any capital contributions we make to our PRC subsidiaries shall be approved by the MOFCOM or its local counterparts. We may not be able to obtain these government registrations or approvals on a timely basis, if at all. If we fail to receive such registrations or approvals, our ability to provide loans or capital contributions to our PRC subsidiaries may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

In addition, SAFE promulgated the Circular on the Relevant Operating Issues concerning Administration Improvement of Payment and Settlement of Foreign Currency Capital of Foreign-invested Enterprises, or Circular 142, on August 29, 2008. Under Circular 142, registered capital of a foreign-invested company settled in Renminbi converted from foreign currencies may only be used within the business scope approved by the applicable governmental authority and may not be used for equity investments in the PRC, unless otherwise provided by PRC laws. In addition, foreign-invested companies may not change how they use such capital without SAFE’s approval, and may not in any case use such capital to repay Renminbi loans if they have not used the proceeds of such loans. Furthermore, SAFE promulgated a circular on November 9, 2010, or Circular 59, which requires the authenticity of settlement of net proceeds from offshore offerings to be closely examined and the net proceeds to be settled in the manner described in the offering documents. SAFE further promulgated the Circular on Further Clarification and Regulation of the Issues Concerning the Administration of Certain Capital Account Foreign Exchange Businesses, or Circular 45, on November 16, 2011, which expressly prohibits foreign-invested enterprises from using the registered capital settled in Renminbi converted from foreign currencies to grant loans through entrustment arrangements with a bank, repay inter-company loans or repay bank loans that have been transferred to a third-party. Circular 142, Circular 59 and Circular 45 may significantly limit our ability to transfer the net proceeds from an offering to our PRC subsidiaries and convert the net proceeds into Renminbi, which may adversely affect our liquidity and our ability to fund and expand our business in the PRC.

Pursuant to a supplementary agreements entered into between 3GUU BVI and Yingzheng and a supplementary agreement entered into between China Wave Group Limited, or China Wave, and Lanyue, 3GUU BVI and China Wave, are obligated to provide Yingzheng and Lanyue, respectively, with continuing financial support to meet the capital demands of their business operations. Under the current PRC law and policies regarding foreign direct investment and foreign debt, there are only limited means for an offshore company to provide financial support to a domestic PRC company. Currently, the only way that 3GUU BVI and China Wave are able to provide financial support to Yingzheng and Lanyue is by providing a guarantee for Yingzheng and Lanyue to secure RMB loans from a bank within the PRC, if Yingzheng and Lanyue can meet the criteria set out in the detailed guidance issued by SAFE under the Administrative Measures on Foreign Debts Registration effective from May 13, 2013. Furthermore, pursuant to the Administrative Measures on Foreign Debts Registration, 3GUU BVI’s and China Wave’s provision of guarantees to Yingzheng and Lanyue, respectively, is subject to approval from SAFE, which has broad discretion whether to grant approval and which approval will specify the maximum loan amount that Yingzheng and Lanyue can obtain using the guarantee. We may not be able to obtain approval from SAFE or the other required authorities on a timely basis, or for the amount required by Yingzheng and Lanyue using the guarantees, or at all, which could impact our ability to provide financial support to Yingzheng and Lanyue.

Fluctuations in the value of the Renminbi may materially and adversely affect your investment.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate. Exchange rates are affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of foreign currencies. Following the removal of the U.S. dollar peg, the Renminbi has appreciated significantly against the U.S. dollar.

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

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in Renminbi. Under our current corporate structure, our Cayman Islands holding company primarily relies on dividend payments from our wholly-owned PRC subsidiaries in China, Huiyou, OWX (Beijing) Technology Co., Ltd., or OWX Beijing, and Guangzhou Yitongtianxia Software Development Co., Ltd, or Yitongtianxia, to fund any cash and financing requirements we may have. See “Item 4. Information on the Company—A. History and Development of the Company” and “Item 4. Information on the Company—C. Organizational Structure.”

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

We conduct our business primarily through our subsidiaries and VIEs in China. Our operations in China are governed by PRC laws and regulations. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value.

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

SAFE has promulgated several regulations, including the Notice on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Corporate Financing and Roundtrip Investment Through Offshore Special Purpose Vehicles, or Circular 75, effective on November 1, 2005, and the Notice on Printing and Distributing the Implementing Rules for Administration of Foreign Exchange in Fund-Raising and Roundtrip Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or Circular 19, effective from July 1, 2011 and repealed in May 2013, and the Notice on Further Improvement and Amendment of Foreign Exchange Administration Policies on Direct Investments, or Circular 59, effective on December 17, 2012. These regulations require PRC residents (including any PRC citizen) and PRC corporate entities to register with local branches of SAFE in connection with their direct or indirect offshore investment activities. In the event that a PRC shareholder with a direct or indirect stake in an offshore parent company fails to make the required SAFE registration, the PRC subsidiaries of that offshore parent company may be prohibited from making distributions of profit to the offshore parent and from paying the offshore parent proceeds from any reduction in capital, share transfer or liquidation in respect of the PRC subsidiaries. Further, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for foreign exchange evasion.

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

Although such circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreign individuals, the determining criteria set forth in

Circular 82 may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, PRC enterprise groups or by PRC or foreign individuals. As a result, we cannot assure you that the SAT will not implement Circular 82 or amend the rules in the future to the effect that such rules will apply to us or any of our overseas subsidiaries. The SAT issued the Administrative Measures on Enterprise Income Tax of Foreign-Incorporated Chinese-Controlled Resident Enterprises (Trial), or Bulletin 45, on July 27, 2011, which will take effect from September 1, 2011. According to these measures, in the event that the PRC authorities subsequently determine that we should be treated as a resident enterprise and ever decide to issue the Resident Enterprise Recognition Letter for Foreign-Incorporated Chinese-Controlled Enterprises to us, we are required to handle all tax matters according to the rules governing PRC resident enterprises for the enterprise income tax purpose from the year when such letter is issued to us. In addition, Bulletin 45 specifies that when provided with a copy of a Resident Enterprise Recognition Letter, the payer should not withhold 10% income tax when paying Chinese-sourced dividends, interest and royalties to the offshore incorporated PRC resident enterprise. If the PRC tax authorities determine that our company or any of our overseas subsidiaries is a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, our company or our subsidiaries outside of China will be subject to the uniform enterprise income tax rate of 25% as to our global income as well as tax reporting obligations. Second, although dividends paid by one PRC tax resident to another PRC tax resident should qualify as “tax-exempt income” under the PRC New EIT Law, there is no assurance that we would enjoy such tax exempt treatment on dividend paid to us from our PRC subsidiary as offshore incorporated PRC resident enterprise controlled by PRC enterprise or corporate group enjoy under Bulletin 45. As a result, such dividend may continue to be subject to a 10% withholding tax. Finally, dividends payable by us to our investors and gain on the sale of our shares may become subject to PRC withholding tax.

Any change in the tax treatment we currently enjoy in the PRC may materially and adversely impact our net income.

Our PRC subsidiaries are incorporated in the PRC and are governed by applicable PRC income tax laws and regulations. The New EIT Law and its implementing rules, both of which came into effect on January 1, 2008, impose a statutory rate of 25% on PRC enterprises. However, the New EIT Law also permits enterprises to continue to enjoy their existing tax incentives, adjusted by certain transitional phase-out rules, under which enterprises established before the promulgation date of the New EIT Law that were granted tax holidays under the then effective tax laws or regulations may continue to enjoy their tax holidays until their expiration. Preferential tax treatments and incentives granted to us by PRC governmental authorities are subject to review and may be adjusted or revoked at any time in the future. While the PRC enterprise income tax is generally imposed based on actual taxable income, some of our subsidiaries pay enterprise income tax based on a deemed profit calculation. Shenzhen Qilewuxian Software Development Co., Ltd., Shenzhen Yikechuanghui Technology Co., Ltd., Shenzhen Zhongtuokechuang Technology Co., Ltd., or Zhongtuo, and Shenzhen Douwan Network Technology Co., Ltd., or Douwan, paid enterprise income taxes calculated according to deemed profit rates from 6% to 10% during certain taxable periods based on documentation issued by the local tax authorities in lieu of their actual profits. However, starting from July 1, 2011 Shenzhen Yikechuanghui Technology Co., Ltd. ceased applying the deemed profits methodology as it was no longer qualified under the applicable criteria. Similarly, on January 1, 2012 and July 1, 2012 Douwan and Zhongtuo, respectively, also ceased applying the deemed profits methodology. In addition, in 2013 Shenzhen Qilewuxian Software Development Co., Ltd. did not pay tax as it had ceased operations. We cannot assure you that the local tax authorities will not, in the future, change their position and discontinue any of our current tax treatments, potentially with retroactive effect. The discontinuation of any of our current tax treatments could materially increase our tax obligations and adversely impact our net income.

The New EIT Law will affect tax exemptions on dividends to be paid by our PRC subsidiaries to us through our Hong Kong subsidiaries and we may not be able to obtain certain treaty benefits under the relevant tax treaty.

We are a holding company incorporated under the laws of the Cayman Islands. We conduct substantially all of our business and derive all our income through our PRC subsidiaries. Prior to January 1, 2008, dividends derived by foreign enterprises from business operations in China were not subject to the PRC enterprise income tax. However, under the New EIT Law and its implementation rules, dividends payable by a foreign-invested enterprise in China to its shareholders that are “non-resident enterprises” are subject to a 10% withholding tax starting from January 1, 2008, unless such shareholders’ jurisdiction of incorporation has a tax treaty with China that provides for a preferential arrangement.

Pursuant to the Notice of the SAT on Issuing the Table of Tax Rates on Dividends in Treatises, or Notice 112, which was issued on January 29, 2008, the Arrangement between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion, or the Double Taxation Arrangement (Hong Kong), which became effective on December 8, 2006, such withholding tax may be lowered to 5% if the PRC enterprise is at least 25% directly held by a Hong Kong enterprise. In October 2009, the SAT further issued the Notice on How to Understand and Determine the “Beneficial Owners” in Tax Treaties, or Circular 601. According to Circular 601, non-resident enterprises that cannot provide valid supporting documents as “beneficial owners” may not be approved to enjoy tax treaty benefits, and “beneficial owners” refers to individuals, companies or other organizations which are normally engaged in substantive operations. These rules also set forth certain adverse factors on the recognition of a “beneficial owner.” Specifically, they expressly exclude a “conduit company” that is usually established for the purposes of avoiding or reducing tax obligations or transferring or accumulating profits and not engaged in substantive operations such as manufacturing, sales or management, from being a “beneficial owner.” On June 29, 2012, the SAT further issued the Announcement of the SAT regarding Recognition of “Beneficial Owner” under Tax Treaties, or Announcement 30, which provides that a comprehensive analysis should be made when determining the beneficial owner status based on various factors that supported by various types of documents including the articles of association, financial statements, records of cash movements, board meeting minutes, board resolutions, staffing and materials, relevant expenditures, functions and risk assumption as well as relevant contracts and other information. As a result, dividends from our PRC subsidiaries paid to us through our Hong Kong subsidiaries may be subject to a reduced withholding tax at a rate of 5% if our Hong Kong subsidiaries are determined to be Hong Kong tax residents and are considered to be “beneficial owners” that are generally engaged in substantive business activities and entitled to treaty benefits under the Double Taxation Arrangement (Hong Kong). Otherwise, we may not be able to enjoy the preferential withholding tax rate of 5% under the tax arrangement and therefore be subject to withholding tax at a rate of 10% with respect to dividends to be paid by our PRC subsidiaries to us through our Hong Kong subsidiaries.

Certain of our subsidiaries have not made all necessary contributions to social insurances and the housing fund, which could subject us to penalties, including fines and court enforcement.

In accordance with the relevant laws and regulations on social security, employers in the PRC are required to make contributions to various social insurances (including medical, pension, unemployment, work-related injury and maternity insurance) and the housing fund on behalf its employees. As of December 31, 2013, certain of our subsidiaries have not made all necessary contributions to the various social insurances and the housing fund on behalf of their employees, the aggregate amount of which is RMB10.9 million (US$1.8 million), for which we have made a full provision. Our PRC legal counsel, Guantao Law Firm, has advised us that our failure to make such payments could subject us to penalties, including fines, and court enforcement.

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

The market price of our ADSs has fluctuated since we first listed our ADSs. Since our ADSs became listed on the Nasdaq Global Market on September 25, 2012, the trading price of our ADSs have ranged from US$3.00 to US$40.31 per ADS, and the last reported trading price on March 5, 2014 was US$34.77 per ADS. The market price of the ADSs may be highly volatile and subject to wide fluctuations in response to factors including the following:

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

As a “controlled company” under the Nasdaq Listing Rules, we rely on exemptions from certain corporate governance requirements, and therefore our shareholders may have less protection than if we did not rely on the controlled company exception.

Because VODone, owns more than 50% of the total voting rights in our company, we are a “controlled company” under the Nasdaq Listing Rules. We rely on the “controlled company” exemption under the Nasdaq Listing Rules and are not obligated to comply with certain Nasdaq corporate governance requirements, including requirements: that a majority of our board of directors be independent directors; that we have a corporate governance and nominating committee composed entirely of independent directors; that we have a compensation committee composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and for an annual performance evaluation of the nominating and governance committee and the compensation committee. See “Item 16G. Corporate Governance” for more information on the differences between our corporate governance practices and those followed by domestic U.S. companies under the Nasdaq

Listing Rules. We are not required to and will not voluntarily meet all these requirements. If we are no longer a “controlled company,” we may in the future invoke the “home country” exceptions available to foreign private issuers, such as us, under the Nasdaq Listing Rules which are similar to the exemptions for controlled companies. As a result of our use of the “controlled company” exemptions, and any future use by us of the “home country” exceptions, holders of our ADSs will not have the same protection afforded to shareholders of companies that are subject to all of Nasdaq’s corporate governance requirements.

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

Based on the market value of our ADSs, the value of our assets and the composition of our income and assets, we do not believe we were a passive foreign investment company for United States federal income tax purposes, or PFIC, for the taxable year ended December 31, 2013, and we do not expect to be a PFIC for our current taxable year ending December 31, 2014. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you the United States Internal Revenue Service, or IRS, will not take a contrary position. A non-United States corporation will be a PFIC for any taxable year if either (i) at least 75% of its gross income for such year is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income. A separate determination must be made after the close of each taxable year as to whether we were a PFIC for that year.

The classification of certain of our income as active or passive, and certain of our assets as producing active or passive income, and hence whether we expect to be or will become a PFIC, depends on the interpretation of certain United States Treasury Regulations, including regulations relating to royalty income and income from intangible assets, as well as certain IRS guidance relating to the classification of assets as producing active or passive income and certain IRS guidance relating to the distinction between services income and royalties for United States federal income tax purposes. Such regulations and guidance are potentially subject to different interpretations. If the percentage of our assets treated as producing passive income increases, we may be a PFIC for the taxable year ended December 31, 2013, or we may become a PFIC for the current or one or more future taxable years.

In addition, the determination of whether we expect to be or will become a PFIC will depend in part upon the value of our goodwill and other unbooked intangibles not reflected on our balance sheet (which may depend upon the market value of the ADSs or ordinary shares) and also will be affected by how, and how quickly, we spend our liquid assets. In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our current market capitalization. Among other matters, if our market capitalization were to decrease below our current market capitalization, we may become a PFIC for the current or future taxable years because our liquid assets and cash (which are for this purpose considered assets that produce passive income) may then represent a greater percentage of our overall assets. Further, while we believe our classification methodology and valuation approach is reasonable, it is possible that the IRS may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our company being classified as a PFIC for the taxable year ended December 31, 2013, or becoming classified as a PFIC for the current or one or more future taxable years.

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

Due to the disparate voting powers attached to these two classes, as of February 20, 2014, VODone owns approximately 48.3% of our outstanding ordinary shares, representing 81.8% of our total voting power, and has considerable influence over matters requiring shareholder approval, including election of directors and significant corporate transactions, such as a merger of our company. This concentrated control limits the ability of individual holders of our ADSs to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

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

The depositary for our ADSs may give us a discretionary proxy to vote the Class A ordinary shares underlying our ADSs if holders of ADSs do not give voting instructions, which could adversely affect such holders’ interests.

Under the deposit agreement for the ADSs, if we asked for voting instructions from the holders of ADSs but the depositary does not receive those instructions by the cutoff date it sets, the depositary will give us a discretionary proxy to vote the Class A ordinary shares underlying such ADSs as to all matters at the shareholders’ meeting unless:

•	we instructed the depositary we do not wish to receive a discretionary proxy;

•	we informed the depositary that there is substantial opposition to the particular matter; or

•	the particular matter would have a material adverse impact on shareholders.

The effect of this discretionary proxy is that if holders of our ADSs do not give voting instructions, they cannot prevent the Class A ordinary shares underlying their ADSs from being voted, except in the circumstances described above. This may make it more difficult for shareholders to influence the management of our company. Holders of our Class A ordinary shares are not subject to this discretionary proxy.

Holders of the ADSs will not have the same voting rights as the holders of our Class A ordinary shares and may not receive voting materials in time to be able to exercise their right to vote through the depositary.

Holders of the ADSs will not be able to directly exercise voting rights attaching to the Class A ordinary shares represented by their ADSs. Holders of the ADSs will have the right to instruct the depositary how to vote the shares represented by the ADSs, but may not receive voting materials in time to instruct the depositary to vote, and they may not have the opportunity to exercise a right to vote.

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

We may be adversely affected by the proceedings instituted recently by the SEC against five PRC-based accounting firms, including our independent registered public accounting firm.

In December 2012, the SEC instituted proceedings under Rule 102(e)(1)(iii) of the SEC’s Rules of Practice against five PRC-based accounting firms, including our independent registered public accounting firm, alleging that these firms had violated U.S. securities laws and the SEC’s rules and regulations thereunder by failing to provide to the SEC the firms’ work papers related to their audits of certain PRC-based companies that are publicly traded in the United States. Rule 102(e)(1)(iii) grants the SEC the authority to deny to any person, temporarily or permanently, the ability to practice before the SEC who is found by the SEC, after notice and opportunity for a hearing, to have willfully violated any such laws or rules and regulations. On January 22, 2014, an initial administrative law decision was issued, censuring these accounting firms and suspending four of the five firms from practicing before the SEC for a period of six months. The decision is neither final nor legally effective unless and until reviewed and approved by the SEC. On February 12, 2014, four of these PRC-based accounting firms appealed to the SEC against this decision. Accordingly, the sanction will not become effective until after a full appeal process is concluded and a final decision is issued by the SEC. The accounting firms can also further appeal the final decision of the SEC through the federal appellate courts. We are not involved in the proceedings brought by the SEC against the accounting firms. However, our independent registered public accounting firm is one of the four accounting firms subject to the six month suspension from practicing before the SEC in the initial administrative law decision. We may therefore be adversely affected by the outcome of the proceedings, along with other U.S.-listed companies audited by these accounting firms.

Item 4. INFORMATION ON THE COMPANY

A.	History and Development of the Company

CMGE was incorporated in the Cayman Islands as an exempted limited liability company on January 20, 2011 by VODone as its wholly-owned subsidiary. Our business was acquired through three separate transactions by VODone in 2009 and 2010 and was operated by VODone through various subsidiaries and a VIE, until our reorganization, effective August 23, 2011. The three separate transactions were the acquisition of: (i) Dragon Joyce Group, which focused on developing, operating and marketing mobile games for feature phones; (ii) OWX Hong Kong Limited, or OWX HK, which operated our handset design business; and (iii) 3GUU BVI, which focused on developing, operating and marketing mobile games.

As a result of these transactions, VODone became the beneficial owner of 70.2% of our equity interests through its 100% equity interests in each of Dragon Joyce, OWX Holding and Action King, while the former minority shareholders of Dragon Joyce, OWX Holding and 3GUU BVI collectively owned 29.8% of our equity interests.

Listing

On September 25, 2012, we listed our ADSs on the Nasdaq Global Market under the symbol “CMGE.”

Share Purchase Agreement and Private Placements

On March 21, 2012, we and VODone entered into a share purchase agreement with Mediatek, Core Tech Resources Inc., or Core Tech, a subsidiary of Mediatek, and PVG Venture Capital Partners (Wuxi), Limited

Partnership, or PVG, pursuant to which Core Tech and PVG agreed to subscribe for 15,450,144 and 11,035,817 shares of our ordinary shares, respectively, for consideration of US$7 million and US$5 million, respectively. These ordinary shares contain a liquidation preference. The transaction was closed on May 11, 2012.

We issued and sold an aggregate of 2,500,000 ADSs at US$10.00 per ADS, for gross proceeds of US$25 million before deducting offering expenses, to Champion Plus Group Limited, or Champion, a subsidiary of Zennon Capital Partners, L.P., and Grand Synergy Limited, a subsidiary of New World Strategic Investment Limited, in a private placement. Champion also received warrants to purchase up to an aggregate of 100,000 ADSs that are exercisable at any time commencing six months after the closing date and over a two year period. The transaction closed in August 2013.

In November 2013, we issued 1,035,000 ADSs to ICBC Credit Suisse Asset Management (International) Company Limited, acting as the investment manager for the National Council for Social Security Fund, for consideration of US$15 million. In connection with this sale of our securities, we provided the National Council for Social Security Fund registration rights with respect to the purchased securities. In particular, we agreed to file a registration statement on Form F-3 when requested by the National Council for Social Security Fund at approximately the same time as the filing of this annual report or such later time as requested.

In November 2013, we issued 88,000 ADSs to ICBC Credit Suisse Asset Management Co., Ltd., acting as the investment manager for ICBCCS Global China Opportunity Equity Fund, for consideration of US$1.3 million. On the same date, we issued 10,350 ADSs to ICBC Credit Suisse Asset Management (International) Company Limited for consideration of US$150,075.

Acquisition and Disposal of Subsidiaries and Variable Interest Entities

In November 2013 we acquired 90.6% of the shares of Vogins Technology Co., Limited, or Vogins, for an aggregate purchase price of RMB1.1 million. 82.6% out of the 90.6% equity interest in Vogins was acquired from Gaintech Co. Limited, a subsidiary of Core Tech. Vogins, through its PRC operating subsidiary, provides payment processing services for content providers who promote their products through China Mobile. See “Item 7. Major Shareholders and Related Party Transactions.—B. Related Party Transactions—Acquisition of, and Contractual Relations with, Vogins.”

In 2013 we established Lanyue, an additional variable interest entity. We established Lanyue by entering into similar contractual agreements that were entered into when we established Yingzheng. See “Item 4. Information on the Company—C. Organizational Structure—Our Contractual Arrangements with VIEs.” Lanyue was created to hold certain telecommunication licenses and to engage in game operation and game development.

In 2013 we disposed of our subsidiary, Douwan which was engaged in the sale and development of mobile games. In April 2012, Douwan had transferred substantially all of its operating assets to another of our subsidiaries. Douwan was sold to an independent third-party for a consideration of RMB750,000.

B.	Business Overview

Overview

We are the largest publisher and a leading developer of mobile games in China with integrated capabilities across the mobile game value chain. We have the largest market share of all mobile game publishers in China in 2013 based on gross billings,1 according to a February 2014 report published by Analysys International, or

[1]	Gross billings of a company measure the total amount spent by the players on the games published by that company, which amount can be greater than the revenue derived by the company from its published games.

Analysys, an independent market research firm. Our market share reached 17.9% of gross billings generated by all mobile game publishers in China in 2013, according to Analysys. Our integrated capabilities include the development, licensing, publishing, distribution and operation of mobile games, primarily in China. Our expertise and scale of operations, both as a game publisher and game developer, differentiate us from our competitors. For the year ended December 31, 2013, we had 27.5 million paying users (as measured by the total number of paying user accounts and total subscriptions for game bundles), including 7.7 million paying users of social games.

We have a large portfolio of popular and high-grossing games, as measured by downloads and revenues. As of December 31, 2013, our game portfolio included 72 social games and 645 single-player games. In addition to our existing games, we have a strong pipeline of games with a variety of themes, cultural characteristics and features designed to appeal to a broad base of players. In 2014, we plan to launch 50 social games and 32 single-player games. We anticipate that 15 of the 50 social games and 3 of the 32 single-player games we plan to launch in 2014 will be developed internally.

In order to leverage the high quality of our game portfolio, we have established a multifaceted publishing platform. In particular, we cooperate with numerous business partners, including chipset manufacturers, handset companies, app stores, web platforms, advertisers and mobile network operators. This multifaceted publishing platform has made us an attractive option for game developers who seek to publish their games across multiple distribution channels and has allowed us to license a number of successful games from a broad base of mobile game developers.

Our vision and strategy have allowed us to achieve financial success, especially as we have made the transition from developing feature phone games to publishing and developing smartphone games. Our revenues in 2011, 2012 and 2013 were RMB243.5 million, RMB187.6 million and RMB353.0 million (US$58.3 million), respectively. Our net income in 2011 was RMB163.3 million, our net loss in 2012 was RMB14.5 million and our net income in 2013 was RMB26.8 million (US$4.4 million). Our non-GAAP net income, which excludes share-based compensation expenses, impairment of goodwill, impairment of intangible assets and listing expenses, was RMB164.2 million, RMB61.3 million and RMB43.4 million (US$7.2 million) for 2011, 2012 and 2013. See “Item 3. Key Information—A. Selected Financial Data—Non-GAAP Financial Information” for important information about non-GAAP financial measures.

How We Create Value for Game Players

We are dedicated to publishing and developing fun games that players love. In order to achieve this goal we publish and develop games with the following characteristics:

•	Originality. We continuously seek innovative games to engage our players. We aggressively seek out original games developed by mobile game developers and also provide our game development team with the environment and resources to create popular games.

•	Adaptive. Our extensive engagement with our players provides large amounts of data that we analyze in order to predict and adapt to player preferences. For our social games, we publish games that encourage social interactions among players to enhance their game-playing experience.

•	High quality. Execution is critical to successfully bringing original game ideas to fruition. We develop mobile games primarily using our proprietary game engines and development methods, which allow us to create mobile games with consistent quality and system stability. Our in-depth experience operating a large portfolio of games allows us to minimize flaws in our games and provide players a smooth gaming experience.

How We Create Value for Game Developers

We offer game developers a number of distinct advantages in publishing their games through our publishing platform. In particular, we offer:

•	Valuable game optimization. We are able to leverage our deep game development experience to refine the games we license from third parties and enhance player’s enjoyment and increase monetization.

•	Game quality assurance and testing. Because of the large volume of games that we develop and license annually, we have a sophisticated testing system that we use to minimize game flaws before launch and ensure smooth operation.

•	Strong marketing and distribution capabilities. We offer game developers a broad array of channels to market and promote games. We have entered into long-standing relationships with chipset and handset manufacturers, app stores, web platforms and mobile network operators and also promote our games through events and cooperation with advertisers.

•	Stable software development kit, or SDK, and strong customer support. Our SDK allows us to support our licensed games and quickly connect our games to app stores and social networking websites as well as major payment gateways. Through continuing game upgrades, we are able to extend the life of our games and expand our player base. We also offer round-the-clock customer support to all of our game players.

Our Industry

China has experienced, and is expected to continue to experience, solid growth in the mobile game market. According to Analysys, the total market size of mobile games in China reached RMB12.1 billion in 2013, representing a CAGR of 54.3% from RMB3.3 billion in 2010, and is expected to grow at a CAGR of 52.3% from 2013 to 2016 to reach RMB42.7 billion in 2016. Key growth drivers for the mobile game industry in China include:

•	Sustained economic growth and increasing disposable income. China has experienced significant economic growth over the last decade. As a result of large-scale urbanization, per capita disposable income of urban households has grown from RMB17,175 in 2009 to RMB26,955 in 2013, according to the National Bureau of Statistics of China.

•	Increasing mobile internet, smartphone and tablet penetration. As it becomes more affordable and easier to access the internet via mobile devices, the universe of internet users is undergoing a migration from traditional desktop personal computers to mobile internet. Driven by increasing affordability and improved functionality of smartphones, according to Analysys, the number of smartphone users has reached approximately 480 million in 2013, and is expected to grow to approximately 800 million in 2016. In addition, as tablet devices continue to develop and offer more comprehensive functionalities similar to those of personal computers, an increasing population of internet users is expected to use tablets instead of personal computers at home for both entertainment and business purposes, leading to an increase in time spent on mobile devices. According to Analysys, the number of tablet users has reached approximately 57 million in 2013, and is expected to grow to approximately 203 million in 2016

•	Maturity of payment channels. Payment for mobile games and other value-added services in China have become more transparent, reliable and widely-accepted. Players have a variety of payment options for mobile value-added services, including through mobile network operation channels and payment channels such as Alipay, Unionpay, as well as bank cards and prepaid cards.

•

Increased accessibility of data network connections. The continuous development of the data network infrastructure and reduced data streaming fees have enabled fast, easy and affordable mobile access to the internet through data network connections including 3G and Wifi networks. The emergence of

4G LTE networks is expected to further enhance connectivity for mobile devices in China. Moreover, as fast and easy access to mobile internet becomes available, the social network effect of mobile internet will continue to drive user engagement on mobile devices through social networks, social mobile games and other social functionalities on mobile devices.

China’s Mobile Game Ecosystem

Key players that form China’s mobile game ecosystem include:

•	Mobile game developers: Mobile game developers design and develop mobile games. They either publish these self-developed games through distribution channels or license them to mobile game publishers;

•	Mobile game publishers: Mobile game publishers license games created by third-party mobile game developers. Mobile game publishers may also provide additional value-added service such as enhancing the game to optimize player preferences, marketing and promotional campaigns, operation and data analysis of user behavior;

•	Distribution platforms: Mobile game publishers promote games through various distribution channels and mobile game portals, as well as through pre-installation on mobile devices; and

•	Payment channels: Payment channels facilitate the collection and transfer of payments for mobile games, in game purchases and other value-added services.

Our Games

Our games include social games as well as single-player games which are available both individually and as part of game bundles. The following table shows our game portfolio as of the dates indicated:

	As of December 31,
	2011	2012	2013
Social games
—licensed from third parties	0	0	51
—self-developed	6	7	21
Single-player games
—licensed from third parties	256	315	470
—self-developed	135	175	175

Total	397	497	717

Social Games

Social games enable interaction among large numbers of players using different handsets or tablet computers. In a typical social game, thousands of players play in the same game world at the same time. The players can assume specific characters to compete within the game. Social mobile games incorporate the following features to enhance user experience:

•	different levels of strengths and weaknesses between game characters;

•	ability of each character to gain different experiences and collect different virtual items;

•	a game world that continues to evolve, even while a player is not playing the game; and

•	an instant messaging system that allows players to communicate extensively with each other or form alliances in order to achieve collaborative objectives.

Our social games include a number of features that promote interaction between players. These features benefit from players’ existing social networks and also create new virtual communities of players. Players in our social games can compare relative progress, share requests, send gifts, and converse with each other while playing our games. These features enhance the virality and stickiness of our games, which allows us to attract large numbers of players for whom there is no direct marketing expense associated with their acquisition.

Our social games are available for download on a free-to-play basis. Compared to pay-to-play business models, the free-to-play approach tends to attract a wider audience of players, increasing the number of potential paying players. By attracting a larger audience, the free-to-play model also enables a higher degree of in-game social interaction, which enhances the game experience for all players. Free-to-play games have proven popular as they encourage players to “try before they buy” and to pay only for additional functionality that they desire.

The games we develop for smartphones are also available for download on tablets through the same channels as smartphones, an aspect of our business we anticipate will continue to expand during 2014 because of the better user experience available through tablets, in particular for MMORPGs, due to their larger screen size compared to mobile phones.

We derive the majority of our revenue from social games. As of December 31, 2013, our portfolio contained 72 social games including card and board games, role-playing games and education games.

Single-Player Games

Single-player games usually involve relatively simple rules and do not require significant time commitment from players.

Single-player games are generally free to download. These games are offered in either “chances” or “stages,” depending upon the game. For games offered in chances, a user is given a certain number of chances to play the game for free. When the user uses up these free chances, he or she can purchase additional chances as an in-game premium feature to continue playing at the level they were previously at. However, as soon as the user exits the game, any unused chances that he or she purchased are forfeited and considered immediately consumed. If the user chooses not to purchase additional chances, their game is over and they must start over at the first level of the game should they wish to play again. For single-player games offered in “stages,” a user is given a certain number of trial stages in which he or she can play the game for free. When the trial stages are completed, he or she can purchase the right to play the remaining stages of the game as an in-game premium feature. Upon purchase, the remaining stages of the game will be unlocked and the user can gain access to all stages repeatedly without additional charges, even if he or she exits the game.

As of December 31, 2013, our portfolio contained 645 single-player games, including role-playing games, fighting or racing games, shooting games, trivia games and card games.

Game Bundles

We provide game bundles to players through China Mobile. For instance, for a monthly fee of RMB10 to RMB12, players can select and download six to eight games, respectively, in a bundle and we will replace two games in the bundle every month. We had 9.6 million, 5.9 million and 6.1 million total subscriptions for game bundles in 2011, 2012 and 2013, respectively. In 2013, our game bundles ranked us number one in terms of revenues among all providers of game bundles through China Mobile.

Our Leading Games

We set forth below a description of some of our leading games in 2013.

Joyful Da Ying Jia Game type: Social card game Developer: Self-developed Awards: • “Golden Apple Award” by Shang Fang Wang (sfw.cn) Also marketed as: Joyful Zha Jin Hua

War Valley

Game type: Social MMORPG

Developer: Self-developed

Awards:

•    “Golden Plume Award - Players’ Favorite Mobile Game”—2013 China Mobile Game Industry Annual Summit

•    “International Golden Fingertip - Best Mobile Game”—2013 MTAE Conference hosted by iiMedia Group

•    “GGS Top 10 Most Innovative Mobile Games”—2013 Global Mobile Internet Conference

•    “Social Game Excellence Award”—The First Venture Cup Mobile Game Competition hosted by Global Mobile Game Confederation

•    “Best Online Game”—2013 China Mobile Internet Fist Award

Rankings:

•    Ranked as the number one mobile game on T-Store, which is a popular app store in Korea, in terms of downloads, for a period of time in December 2013

San Guo Zhi Weili Jiaqiang Ban

Game type: Social card game

Developer: Exclusive license

Awards:

•     “Golden Entertainment Award—Top 13 Mobile Card Games” by Youxiduo.com

Rankings:

•     Over 1 million downloads in only five days after being released in Taiwan;

•     One of the top free-download games in Taiwan’s Apple App Store; and

•     One of the top downloaded games in Google Play Taiwan.

Also marketed as: Wu Shuang San Guo

Monster Island

Game type: Social RPG

Developer: Exclusive license[1]

Awards:

•     “Golden Entertainment Award—Top 10 MMORPG” by Youxiduo.com

Rankings:

•     over 880,000 downloads in 91.com App Store in mainland China as of October 2013

Wu Xia Q Zhuan Game type: Social RPG Developer: Exclusive license[2] Rankings: over 200,000 downloads as of December 2013

[1]	The exclusive license agreement is limited to China and excludes the right to publish through network operators in mainland China.
[2]	The exclusive license agreement is limited to China and excludes the right to publish in the Android version of 91.com and the Android market of NetDragon.

Finger Soldier

Game type: Social RPG

Developer: Exclusive license[3]

Awards:

•    “Top 10 Mobile Games” by 72G.com

Rankings:

•    No. 5 under premium apps in Apple App Store in mainland China for a period of time in December 2013

•    On the list of recommended games in both Android and iOS versions of 91.com App Store in mainland China for a period of time in December 2013

Joyful Dou Dizhu Game type: Social card game Developer: Self-developed

Note: Certain names game names have been transliterated or translated from the original Chinese.

Game Development

Game Development Process

We develop new mobile games and related updates and expansion packs. We will continue to devote substantial resources to develop popular games with high revenue potential. Our in-house teams specialize in game planning, graphic design, research and development and game operation.

Our game development process generally includes the following key steps:

•	concept generation;

•	development of new game proposal and commencement of technical review;

•	formulation of development projects;

•	commencement of development;

•	closed beta testing; and

[3]	The exclusive license agreement is limited to mainland China and only covers the simplified Chinese version of the game in Android and iOS systems.

•	open beta testing.

We have a game design team that generates new game ideas based on market research, latest trends and player preferences. After a concept is generated, a committee consisting of representatives from management, marketing, operations and technology departments will review and approve the proposal. Upon the management’s approval, the design team prepares a detailed proposal that includes target audience, playing styles, game characters, storylines and budgets. We then form a project team consisting of: (i) game designers to develop a new game study and overall game design; (ii) graphic artists to design game characters and game environments; and (iii) programmers to develop server-end and user-end software. We then conduct closed beta testing with a group of selected players in preparation for the commercial launch and to address any technical problems they may encounter. Our quality assurance team follows its testing procedure to test the game before launch. After the commercial launch of our games, we continue to closely monitor the performance, consistency and stability of operational systems of the game. The development cycle is approximately two to four months for our most recent single-player games and six to twelve months for our most recent social games. In developing games, we also cooperate with popular brands to develop mobile games based on popular franchises, stories and characters.

Our extensive engagement with our players and our large game portfolio provides large amounts of data that we analyze using specially-developed processes and algorithms. This information includes player behavior patterns, retention rates, ARPU and paying user conversion rates. A specialized team uses this information to create detailed models for different game types. We use these models, in addition to market research, to enhance our games by designing new features and quickly developing mobile games that cater to the latest user preferences. We believe our data analytic capabilities give us an advantage in understanding user attitudes and predicting trends in user behavior.

Game Development Engine and Software Development Kit

We develop our games using our proprietary game engines and development methods. We use our NCG game engine to develop our games which supports cross-platform systems technologies. All mobile games developed based on this game engine can receive updates or upgrades over-the-air as needed. Our game engine modularizes key functions, including graphic design, network connection, fee calculation, game operation and updates. This enables us to create colorful graphics with impressive visual effects and also provides a technical foundation upon which to develop innovative features in the game environment. We have developed a flexible SDK that we leverage for the development and launch of new games. Our SDK allows us to streamline each step along the game development lifecycle and quickly connect our games to app stores and social networking websites as well as major payment gateways. Our SDK and development platform have allowed us to achieve consistent quality and system stability. We have a specialized team that oversees the process of connecting our games with third-party platforms and resolving any technical issues that may arise in that process. With each release, we add features and functionality to improve our code base for future game development.

Recent Development Projects

In addition to developing new games we are also working on several new technological innovations. For example, we are currently beta testing a new website, 51PK.com, that will allow players of combat games to interact using different devices, such as smartphones, tablet computers and smart TVs. This website will create a virtual “hang-out” feature patterned after traditional game arcades where players can converse and compete. In connection with this website, we are developing a solution to the traditional lag time for social games in China. Because of endemic network problems in China, there is typically a delay for social games. While this does not seriously impact card and certain other social games, it severely dampens player enjoyment of social combat games in China. We are developing a proprietary technical solution to this problem that could potentially allow us to fulfill significant unmet market demand for these types of games that require real-time interaction among players and help us attract new developers to our platform.

Game Development Team

As of December 31, 2013, we had more than 500 research and game development employees. Most of our software programmers and testing engineers have bachelors or graduate degrees. We plan to continue to expand our research and development center by recruiting from leading universities in China.

Game Licensing

We strategically license games developed by mobile game developers to complement our existing portfolio. When we license games, we generally share a proportion of the income generated by the game with game developers. We also include in our categorization of licensed games a small number of games for which we have acquired all of the related intellectual property rights. In 2013, we licensed 51 social games, including Monster Island and Wuxia Q Zhuan. Of the 51 games we licensed in 2013, 21 were on an exclusive basis.

We have teams in Beijing, Shenzhen, Guangzhou, Chengdu and Shanghai that specialize in identifying and selecting games based on their analysis of market trends and player preferences. When choosing which games to license, we typically engage a set of standardized procedures. First, we visit the game developer and watch a demonstration version of the mobile game. We then request and review the legal documentation showing that the game developer is the rightful holder of the intellectual property with respect to the game. We then conduct an internal evaluation into whether to license the game. Our vice president in charge of our publishing business is personally involved in the assessment and approval process. When choosing whether to license a game we consider the following factors:

•	originality of game concept;

•	market trends and consumer demand;

•	quality of game execution; and

•	the mobile game developer’s proposed contractual terms, including revenue sharing and exclusivity.

If we decide to license the game we will then begin contractual negotiations with the game developer to clarify the terms of the arrangement and revenue sharing.

This selection process has been successful in the past. For example, we were able to recognize and license San Guo Zhi Weili Jiaqiang Ban, a game developed by a small team of only 15 developers, which has since achieved strong market success. A number of our other games that we have licensed from mobile game developers have been ranked in the top 10 in terms of total downloads on major app stores and gaming platforms.

Once we have successfully entered into an agreement to license a game, we refine the game using our prior game development experience. Our specialized game designers work with the developers of that game to improve graphics, storylines and operational integrity. We also use our sophisticated testing system to minimize game flaws before launch and to ensure smooth operation of the game. We believe that this process increases player enjoyment and monetization of our licensed games.

Publishing Platform

We promote our games through a broad array of distribution channels. Due to the strength of our publishing capacity, we have been recognized as “The Most Powerful Publisher” by Shang Fang Wang (sfw.cn), a leading industry website, and as a “Top 10 Publisher” by You Xi Duo (youxiduo.com). To distribute our games, we cooperate with numerous business partners, including chipset manufacturers, handset companies, app stores, web platforms, and mobile network operators. Specifically, we utilize the following channels to promote our self-developed and licensed games.

Game Center Application

We publish our self-developed and licensed games through our Game Center application which is our proprietary application for Android-based smartphones and pre-installed on millions of handsets throughout China. Through our Game Center, players can download over 1,000 games, both those that we own and license and those that are owned and licensed by third parties. We developed our Game Center application internally and we own all of the intellectual property rights to the Game Center application.

Chipset Manufacturers

We work with chipset manufacturers to pre-install our Game Center application and mobile games on handsets. For example, Mediatek, the largest integrated circuit design company in Asia and one of the ten largest integrated circuit design companies in the world, pre-installs our Game Center application on its chipsets. We also enter into agreements with handset companies to preserve our games on the handsets that have our pre-installed chips so that our games can remain available to end-users.

Handset Manufacturers and Design Houses

We have entered into direct contractual relationships with many handset manufacturers and design houses. We generally pay handset companies with which we have direct contractual relationships a certain percentage of the proceeds we receive from mobile network operators or the service providers. Our agreements with these handset companies generally have a term ranging from one to three years and may be renewed at the parties’ mutual agreement or automatically renew for one year absent any prior notice of termination.

In addition, we have entered into an agreement with Hengdarui to arrange the pre-installation of the Android version of our mobile games on the handsets produced or designed by handset companies and design houses that are Hengdarui’s customers. Pursuant to the cooperation agreement, payment to Hengdarui is determined by a profit-sharing formula, by reference to the number of activated accounts or the number of successful installations of our games from the app stores in the handsets.

App stores, Web Platforms and Social Networks

We distribute our games through a number of app stores, web platforms and social networks, including Apple’s App Store, 91.com, Baidu, HiMarket, Qihoo 360, Google Play, d.cn, China Mobile’s app store, Sina Weibo mobile portal and UCWEB. In addition, HiMarket has established a special “Joygame,” area on its platform which exclusively offers our games. Because of our strong publishing capabilities, we work closely with various web platforms to promote games that they have licensed on other platforms and through other distribution channels.

Our agreements with app stores, web platforms and social networks are generally for terms of one to three years. We share a certain percentage of the proceeds we receive through games offered in the app stores and through mobile portals.

Mobile Network Operators

We have developed strong relationships with mobile network operators, including China Mobile and China Telecom. Pursuant to these relationships we share revenue generated by the games hosted on their network and platforms.

We have entered into a channel cooperation agreement with China Mobile, the largest mobile network operator in China. Pursuant to the agreement, China Mobile promotes and distributes our games to players on its mobile game platform, and we receive technical support, customer support and user data from China Mobile. In exchange for providing these services, we share with China Mobile a certain percentage of the proceeds generated from the promotion and distribution of games on its platform. China Mobile deducts such portion and relevant expenses before transferring the proceeds to us. The agreement does not contain automatic renewal provisions, as is customary for service providers working with China Mobile.

Our VIE, Yingzheng, was recognized as a quality content provider by China Mobile in October 2010 and since then it has been granted access to fee-collection codes from China Mobile, which enables it to collect proceeds from our games directly through China Mobile, without having to use service providers as intermediaries. In addition, China Mobile has deemed us a “Grade A Business Partner.” In 2013, we ranked number one among all providers of game bundles in terms of revenues generated through China Mobile. In addition to our relationship with China Mobile, we also entered into agreements with the other two major mobile network operators in China.

Advertisers, Agents and Promotional Events

We promote our games through advertising and promotional events. We also engage agents who promote our games across a wide variety of websites and platforms. In addition, to online advertising through banner advertisements and pop-up ads, we also use traditional media to promote our games. For example, we have begun advertising our games in subway stations. We also spread our brand image to potential customers through providing information about our games through media outlets and microblog services such as Sina Weibo and also occasionally through celebrity endorsements and events. For example, when we launched Dragon’s Summons, we held a promotional event in Beijing’s 798 Art District that featured the pop duet, Yu Quan, which was the winner of China’s first “I am a Singer” reality television show. We also used celebrity endorsements for Wu Xia Q Zhuan and Monster Island. In addition, we placed in-theatre advertisements of Monster Island before the showing of the film, “Monsters University.” We also occasionally organize offline events for players of our games to interact. For example, in the fall of 2013 we organized a conference for players of Monster Island which was attended by more than 1,500 players and significantly increased player interest in the game.

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

Technology Infrastructure

Our network infrastructure is administered by our operations departments, which handle hardware, system and network operation and maintenance. Our systems are designed for: (i) scalability, (ii) seamless player synchronization, and (iii) reliability to support growth in our player base over our multifaceted publishing platform. We lease bandwidth from telecommunication operators such as China Mobile to connect to the national Internet backbone. We believe that our current network facilities and broadband capacity provide us with sufficient capacity to carry out our current operations.

We have developed an extensive technology infrastructure to support our game development and operations, including a nationwide server network. As of December 31, 2013, our server network consisted of servers with the capacity to support up to 2.5 million concurrent players. Due to the real-time interaction among hundreds of thousands of players for social games, the stable operation of our games requires a large number of servers and a significant amount of Internet connectivity bandwidth. We have located game servers in Beijing, Shenzhen and Jiangsu Province in China, as well as Taiwan and Korea.

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

Payment Channels

We offer a variety of payment options to our players. Some players make payments through the billing channels of China Mobile or other service providers, who in turn make payments to us. Players that purchase games through app stores make payments to the operators of the store, who in turn make payments to us. Players can also pay for our mobile games, including all games purchased through our Game Center application, with credit cards, debit cards and through companies such as Shenzhoufu, Unionpay, Alipay and Yeepay. We select service providers based on their network coverage, proceeds-sharing arrangements and track record of proceeds collection. Our agreements with service providers are generally for terms of one year with automatic renewal provisions. Service providers collect proceeds for us from players and we share a certain percentage of such proceeds with the service providers.

We are actively seeking to further expand the payment channels available to our players. As overall costs related to payment channels are lower than costs associated with mobile service providers, increased usage of payment processing agents will enable us to better manage our payment-related costs as a percentage of revenues and potentially increase our profitability. We plan to encourage usage of these payment channels through educational and promotional activities.

Sales and Marketing

We employ various traditional, online and mobile marketing programs and promotional activities, including in-game events and announcements, online and traditional advertising, and offline promotions. We primarily promote our games to end-users through mobile network operators, mobile portals and applications stores. We also employ cross-promotion techniques whereby users will be prompted after playing a particular game to consider playing another similar game. We have also entered into agreements to advertise our games in subways which we anticipate will continue to give our games wide exposure. In addition to our advertising campaigns, we believe “word-of-mouth” within our large player base has also positively contributed to the popularity and sales of our mobile games.

To attract developers and publishing partners, we plan to continue advertising in industry publications and attending industry conferences such as China Joy, the Global Mobile Internet Conference and the China Game Industry Group Committee (CGIGC) annual conference. To attract players, we plan to increase our brand recognition through the efforts of our dedicated sales team. Our sales team consists of 232 employees with experience in some of the leading internet and technology companies in China and with the ability to promote our games through all types of traditional and emerging media. We also spread our brand image to potential customers through providing information about our games through media outlets and microblog services such as Weibo and also occasionally through celebrity endorsements and events.

Customer Service and Technical Support

Game players can access our customer service center via phone, online in-game chats or e-mail at any time 24 hours a day, seven days a week. With the growth of our player base and the expansion of our game portfolio, we expect to continue to expand the size of our customer service team. We have implemented detailed performance measures to monitor our calls to ensure that our customers receive quality service. In addition to providing customer service to our players, our customer service representatives also collect feedback about our games and generate for our management and operations personnel periodic reports that summarize important issues raised by players and our responses to those issues.

Competition

The mobile game market in China is highly competitive and fragmented. We compete directly with mobile game publishers and developers in China. We may face competition from app store operators, online game platforms, social networks, mobile and online game developers and other content providers. Some of our existing and potential competitors have significantly greater financial, technological and marketing resources, stronger relationships with industry participants and a larger portfolio of mobile game offerings than we do. Some of our competitors or potential competitors, especially major foreign mobile game developers, also have greater development experience and resources than we have.

We compete primarily on the basis of player base, relationships with online game platforms, mobile handset companies, mobile service providers and mobile network operators, key technologies and research and development capabilities. For a discussion of risks relating to competition, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We may face increasing competition, which could reduce our market share and materially and adversely affect our results of operations.”

Intellectual Property

We regard our copyrights, trademarks, trade secrets and similar intellectual property as critical to our success, and rely on trademark and copyright law, trade secret protection and confidentiality agreements with our employees, suppliers and others to protect our proprietary rights.

We have applied for the registration of the “Joygame” trademark in China. As of December 31, 2013, we have registered 30 copyrights for software we developed or acquired from third parties with the State Copyright Bureau of the PRC. In addition, we have registered nine domain names, including www.cmge.com and www.51pk.com.

While we actively take steps to protect our proprietary rights, such steps may not be adequate to prevent the infringement or misappropriation of our intellectual property. Also, we cannot be certain that our products and services do not or will not infringe valid patents, copyrights or other intellectual property rights held by third parties. We may be subject to legal proceedings and claims from time to time relating to the intellectual property of others, as discussed in “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.”

Facilities

Our principal executive offices are located at Block A, 15/F Huajian Building, 233 Tianfu Road, Tianhe District, Guangzhou, PRC. We also maintain offices both within and outside China, including offices in Japan, Beijing, Guangzhou, Hong Kong, Chengdu, Shanghai and Shenzhen, under leases with terms ranging from one to five years. Our offices had an aggregate gross floor area of approximately 8,000 square meters as of December 31, 2013. We lease our facilities from independent third-parties and do not own any real property.

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

To comply with the restrictions on the foreign participation percentage in the telecommunications industry, we have established Yingzheng, a VIE to undertake the value-added telecommunications business. For a detailed discussion of the contractual arrangements with our VIE, please refer to “Item 4. Information on the Company. C. Organizational Structure—Our Contractual Arrangements with VIEs.”

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

Regulations on Electronic and Internet Publication

On February 21, 2008, GAPP issued the Regulations on Administration of Publishing of Electronic Publications, or the Electronic Publications Regulations, which became effective from April 15, 2008 and repealed the previous Regulations on Administration of Electronic Publications issued on December 30, 1997. Pursuant to the Electronic Publications Regulations, the PRC implements a licensing system for publishing of electronic publications. A company wishing to publish electronic publications must meet the specified requirements on registered capital, equipment, site and organizational structure and obtain the approval from SAPPRFT. With such approval, the company must handle registration with the provincial counterpart of SAPPRFT and obtain an Electronic Publications Publishing License. A company engaged in publishing of electronic publications is also required to go through a regular inspection process every two years, in which process, the company’s registration, qualification, business operation, compliance and internal management will be reviewed by the provincial counterpart of SAPPRFT. Mobile games are classified as a type of electronic production and publishing of mobile games is subject to the foregoing license and requirements.

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

Trademark

The Trademark Law of the PRC, adopted in 1982 and revised respectively in 1993, 2001 and 2013, protects registered trademarks. The China Trademark Office under the SAIC is responsible for trademark registrations. Upon the registration of a trademark, the register will have the right to exclusively use the trademark. Registered trademark license agreements are required to be filed with the China Trademark Office for record.

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

SAFE Circular 75 and Relevant Regulations

On October 21, 2005, SAFE issued the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Financing and Roundtrip Investment Through Offshore Special Purpose Vehicles, or the SAFE Circular 75, which became effective as of November 1, 2005. Detailed rules for implementation of the SAFE Circular 75 were issued in May 2011 (Circular 19). Circular 19 was repealed by the Notice of the State Administration of Foreign Exchange on Issuing the Provisions on the Foreign Exchange Administration of Domestic Direct Investment of Foreign Investors and the Supporting Documents (Circular 21) promulgated in May 2013. On November 19, 2012, SAFE issued the Notice on Further Improvement and Amendment of Foreign Exchange Administration Policies on Direct Investments, or Circular 59, which became effective as of December 17, 2012. Pursuant to the SAFE Circular 75 and the detailed rules, a PRC resident (whether a natural or legal person) is required to complete the initial registration with the local SAFE counterpart before incorporating or acquiring control of an offshore special purpose vehicle, or SPV, with assets or equity interests in an onshore company located in the PRC, for the purpose of offshore equity financing. The PRC resident is also required to amend the registration or handle a filing procure upon

(i) injection of the assets or equity interests in an onshore company or undertaking of offshore financing, and (ii) a material change that may affect the capital structure of the SPV.

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

SAFE Circular 59 sets forth the detailed rules regarding the simplification of foreign exchange registrations and approvals in connection with both inbound direct investments of foreign investors and outbound investments of Chinese entities and individuals.

National Security Review

On August 25, 2011, MOFCOM promulgated the MOFCOM Security Review Regulations, which became effective on September 1, 2011, to implement the Security Review Circular. According to the Security Review Circular, if a targeted domestic enterprise is engaged in industries (such as defense sector, important agriculture products, important energy and resources, important infrastructure, important transportation services, key technologies and material equipment manufacturers) having a national security concern and the merger or acquisition will result in foreign investor’s acquiring actual control of the domestic enterprise, the transaction is subject to security review. According to the MOFCOM Security Review Regulations, MOFCOM will focus on substance and the actual impact of the transaction when deciding whether a specific merger or acquisition is subject to security review. If MOFCOM decides that a specific merger or acquisition is subject to security review, it will submit it to the Inter-Ministerial Panel, an authority established under the Security Review Circular led by the National Development and Reform Commission and MOFCOM under the leadership of the State Council, to carry out security review. The regulations prohibit foreign investors from bypassing the security review by structuring transactions through trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions. There is no explicit provision or official interpretation stating that the merging or acquisition of a company engaged in the mobile games business requires security review, and there is no requirement that acquisitions completed prior to the promulgation of the Security Review Circular are subject to MOFCOM review. As we acquired actual control over Yingzheng prior to promulgation of the Security Review Circular and the MOFCOM Security Review Regulations, we do not believe we are required to submit our existing contractual arrangement with Yingzheng to MOFCOM for security review. We believe our current business operated in the PRC does not fall within the industries having a national security concern under the Security Review Circular and our contractual arrangement with Lanyue is not subject to MOFCOM’s security review. However, we have been advised by our PRC legal counsel, Guantao Law Firm, that as the Security Review Circular and the MOFCOM Security Review Regulations are relatively new and there is no clear statutory interpretation of them, there can be no assurance that MOFCOM will have the same view as we do when applying the national security review requirements.

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

SAFE issued the Notice on Issuing the Provisions on the Foreign Exchange Administration of Domestic Direct Investment of Foreign Investors and the Supporting Documents, or Circular 21, which became effective on May 13, 2013. Under the provisions, entities and individuals involved in direct investments in the PRC are required to complete registrations with SAFE or it local counterparts. Upon the completion of such registrations, the relevant foreign invested enterprises can convert their payable dividends into foreign currencies and transfer such funds out of the PRC through the banks in the PRC. For the aforesaid purpose, the foreign invested enterprises are required to provide the banks with certain supporting documents for their review on a “genuine transaction” basis. In addition, pursuant to the guideline issued by SAFE under Circular 21, the banks are responsible for checking whether the foreign invested enterprises have gone through the annual inspection on foreign exchange matters for the last year when processing the funds remittance instruction of the foreign invested enterprise.

Laws on Labor and Social Security

On June 29, 2007, the PRC government promulgated the PRC Labor Contract Law, which became effective on January 1, 2008 and amended on December 28, 2012. Pursuant to the PRC Labor Contract Law and the PRC Labor Law, which became effective on January 1, 1995, (i) employers must execute written labor contracts with full-time employees, (ii) employers are prohibited from forcing employees to work overtime unless they pay overtime pay to the employees and the hours worked beyond the standard working hours are within the statutory limits, (iii) employers are required to pay salaries to employees on time and the salaries paid to employees shall not be lower than the local minimum salary standard, and (iv) employers shall establish its system of work safety and sanitation, and provide employees with workplace safety training. In addition, in accordance with the relevant laws and regulations on social security, employers in the PRC are required to make contributions to various social insurances (including medical, pension, unemployment, work-related injury and maternity insurance) and the housing fund on behalf its employees. As of December 31, 2013, certain of our subsidiaries have not made all necessary contributions to the various social insurances and the housing fund on behalf of their employees, the aggregate amount of which is RMB10.9 million (US$1.8 million), for which we have made a full provision. Our PRC legal counsel, Guantao Law Firm, has advised us that our failure to make such payments could subject us to penalties, including fines and court enforcement.

C.	Organizational Structure

The following diagram illustrates our significant subsidiaries and VIEs as of the date of this annual report:

(1)	Lanyue is one of our VIEs in China. Its current registered shareholders are Ken Jian Xiao and Xiongfei Liu who hold 99.0% and 1.0%, respectively. Ken Jian Xiao is our chief executive officer and a director and Xiongfei Liu is an independent third-party.
(2)	Yingzheng is one of our VIEs in China. Its current registered shareholders are Yongchao Wang, De Liang and Feng Zheng, who are 3GUU BVI’s officers and who each hold 76.0%, 4.0% and 20.0% of Yingzheng’s shares, respectively.

The following table sets out the details of our subsidiaries as of December 31, 2013:

Subsidiaries	Jurisdiction	Ownership Interest
3GUU Holdings Limited	BVI	100%
3GUU Mobile Entertainment Co. Limited	Hong Kong	100%
3GUU Mobile Entertainment Industrial Co., Ltd.	BVI	100%
Beauty Wave Limited	BVI	100%
Beijing Dongganlefeng Information Technology Co., Ltd.	PRC	100%
Beijing Longyuebaifu Information Technology Co., Ltd.	PRC	100%
China Mobile Games and Entertainment Group (HK) Limited	Hong Kong	100%
China Perfect Investments Limited	Hong Kong	100%
China Wave Group Limited	BVI	100%
CMGE International Limited	BVI	100%
CMGE Investment Limited	Hong Kong	100%
C&V Limited	BVI	51%
C&V Hong Kong Limited	Hong Kong	51%
Guangzhou Huifenghechang Mobile Technology Co., Ltd.	PRC	100%
Guangzhou Yitongtianxia Software Development Co., Ltd.	PRC	100%
Huiqu Wuxian Digital (Shenzhen) Co., Ltd.	PRC	100%
Huiyou Digital (Shenzhen) Ltd.	PRC	100%
HYD Holding Limited	BVI	100%
Kechuang Qudong (Shenzhen) Co. Ltd.	PRC	100%
Majesty Enterprises Limited	Hong Kong	100%
OWX (Beijing) Technology Co., Ltd.	PRC	100%
OWX Development Limited	BVI	100%
OWX Group Limited	BVI	100%
OWX Hong Kong Limited	Hong Kong	100%
Parkinson Enterprises Limited	Hong Kong	100%
Shanghai Lanfeng Technology Co., Ltd.	PRC	100%
Shanghai Suiyue Technology Co., Ltd.	PRC	100%
Shenzhen Douqu Software Co., Ltd	PRC	80%
Shenzhen Leyuansuiyu Technology Development Co., Ltd.	PRC	60%
Shenzhen Qilewuxian Software Development Co., Ltd.	PRC	100%
Shenzhen Yikechuanghui Technology Co., Ltd.	PRC	100%
Shenzhen Zhongtuokechuang Technology Co., Ltd.	PRC	100%
Uni-Force Development Limited	Hong Kong	100%
Vogins Technology Co. Limited	BVI	91%
Weili Development Limited	Hong Kong	100%
Vogins Technology (Shanghai) Co. Ltd.	PRC	100%

Variable Interest Entities and their Subsidiaries Consolidated in our Financial Statements	Jurisdiction
Guangzhou Yingzheng Information Technology Co., Ltd.	PRC
Shenzhen Lanyue Internet Technology Co., Ltd.	PRC
Beijing Wuyao Technology Co., Ltd.	PRC
Chengdu Zhuoxing Technology Co., Ltd.	PRC

Our Contractual Arrangements with our VIEs

Our PRC operating subsidiaries, are wholly foreign-owned enterprises and are subject to PRC legal restrictions on foreign ownership in the telecommunications sector. See “—B. Business Overview—Regulations.” Accordingly, we conduct business activities relating to the development, operation and marketing of mobile games primarily through our VIEs. The registered shareholders of Yingzheng are Yongchao Wang, De Liang and Feng Zheng and the registered shareholders of Lanyue are Ken Jian Xiao and Xiongfei Liu. We established Lanyue in 2013 through entering into contracts that were substantially identical to the contracts we had previously entered into with respect to Yingzheng. Through these contractual arrangements with our VIEs and their registered shareholders, we bear the economic risks and receive the economic benefits of our VIEs. Although we do not have an equity interest in our VIEs, due to the nature of these contractual arrangements, we have consolidated the financial results of our VIEs into our financial statements in order to fairly present our financial position and results of operations. Contractual arrangements with our VIEs and their registered shareholders enable us to:

•	have the power to direct the activities of our VIEs that most significantly impact our VIEs’ economic performance;

•	have the right to receive substantially all of the economic benefits from our VIEs;

•	have an exclusive option to purchase all of the equity interest in our VIEs when and to the extent permitted by PRC law; and

•	exercise effective control over our VIEs.

Exclusive Call Option Agreements

We entered into option agreements with our VIEs’ registered shareholders, pursuant to which our VIEs and their respective designated persons have the exclusive option to purchase, when and to the extent permitted under PRC law, all of the equity interests in our VIEs. The exercise price for the options to purchase all of the equity interests in our VIEs is the minimum amount of consideration permissible under PRC law. These option agreements provide, among other things, that without the prior written consent of our WFOEs, Yitongtianxia or Huiyou, as the case may be, the registered shareholders of our VIEs may not transfer, encumber, grant security interest in, or otherwise dispose of any equity interests in our VIEs.

Exclusive Technology Services and Market Promotion Agreements

Our WFOEs entered into exclusive technology services and market promotion agreements and related supplemental agreements with our VIEs, which provide that our WFOEs have the exclusive right to provide to our VIEs various technology and market promotion services related to the mobile phone games business. In return, our VIEs are required to pay our WFOEs service fees in amounts as determined at the sole discretion of our WFOEs. In addition, without the prior written consent of our WFOEs, our VIEs may not engage in any transaction that may substantially alter their business, assets, operations, employees or other relevant rights and obligations. Unless our WFOEs terminate the agreements, the exclusive technology services and market promotion agreements will remain in effect.

Loan Agreements

Under loan agreements between our WFOEs and the registered shareholders of our VIEs, Yitongtianxia and Huiyou have both agreed to separately extended loans of up to RMB20 million (US$3.3 million) each to the registered shareholders of our VIEs. The registered shareholders obtained the loans to contribute registered capital to our VIEs or provide shareholder’s loan to our VIEs, which funds should be used by our VIEs for their normal business operation and expansion. The terms of the loans are 10 years and will automatically extend for another 10 years unless we, in our sole discretion, object. As of December 31, 2013, Yingzheng’s shareholders had not drawn down any loans from Yitongtianxia and Lanyue’s shareholder, Ken Jian Xiao, had drawn down RMB10 million (US$1.7 million) of the RMB20 million loan facility. This money was used to increase Lanyue’s registered capital and for its business operations.

Equity Pledge Agreements

Under our WFOEs’ equity pledge agreements with our VIEs and their respective registered shareholders, the registered shareholders of our VIEs pledged all of their equity interests in our VIEs to our WFOEs to secure performance of the obligations of the registered shareholders and our VIEs under the various contractual arrangements. If our VIEs or any of their registered shareholders breach any of their respective contractual obligations under these agreements, our WFOEs, as pledgees, will be entitled to exercise certain rights, including the right to obtain compensation from a sale of the pledged equity interests, with the priority over other creditors. The registered shareholders of our VIEs agreed not to transfer, sell, pledge, dispose of or otherwise create any new encumbrance on their respective equity interests in our VIEs without our WFOEs’ prior written consent. The above share pledge for our VIEs has been registered with the relevant local branches of the SAIC.

Technology Services Agreements

Under technology services agreements between our WFOEs and our VIEs, as supplemented, our WFOEs agreed to provide our VIEs with technology support and market promotion services related to our VIEs’ mobile game business. our VIEs agreed to distribute 40% of their income generated from the game products developed under the technology services agreements (after deducting taxes and expenses) to our WFOEs on a monthly basis. Under a further supplementary agreement between Yitongtianxia and Yingzheng dated July 15, 2013, the term of the aforesaid technology service arrangement has been extended to July 31, 2014, and during the extended period, Yingzheng agreed to distribute 80% of its income generated from the game products developed under the arrangement (after deducting taxes and expenses) to Yitongtianxia. The term of the technology service arrangement will automatically extend if Yitongtianxia and Yingzheng have no objection to it. The term of the agreement with Lanyue is three years and will automatically extend for another three years (or other term instructed by us) unless we, in our absolute discretion, object.

Agreements for Voting Proxies

Under our agreements for voting proxies, among our WFOEs, our VIEs and their respective registered shareholders, each registered shareholder of Yingzheng has appointed Yitongtianxia, and each registered shareholder of Lanyue has appointed Huiyou, to be his or her attorney, and irrevocably authorizes either Yitongtianxia or Huiyou, as the case may be, to vote on his or her behalf on all matters concerning our VIEs that may require shareholders’ approval. In consideration of our WFOEs’ provision of management services to our VIEs, our VIEs will pay to our WFOEs management fees amounting to our VIEs’ annual revenues net of operating costs, expenses, and applicable taxes. On December 16, 2011 and September 16, 2013, Yitongtianxia and Huiyou re-assigned the rights underlying the agreement for voting proxies to 3GUU BVI and China Wave, respectively.

Supplementary Agreements

Our WFOEs have entered into supplementary agreements with our VIEs and their respective shareholders whereby our VIEs have agreed to pay an annual management fee to our WFOEs based on the annual revenue of our VIEs minus actual operating costs, other costs of our VIEs, which include fees paid under the technology services agreement, and taxes paid by our VIEs.

Our WFOEs have entered into supplementary agreements with our VIEs and their respective shareholders. Under these supplementary agreements: (i) prior to our WFOEs exercising their option to acquire our VIEs, our VIEs’ shareholders cannot declare any dividends or distribute any residual profits without the consent of our WFOEs; (ii) any funds, including dividends distributed out of our VIEs’ residual profits, received by our VIEs’ shareholders or any persons designated by our VIEs’ shareholders, will be remitted in full to our WFOEs; (iii) the consideration received by our VIEs’ shareholders upon the exercising of our WFOEs’ option to acquire our VIEs must be immediately remitted to our WFOEs or any persons designated by our WFOEs; and (iv) our WFOEs have the unilateral right to change the service fee amount under the exclusive technology services and market promotion agreement. In addition, the supplementary agreements clarified that our WFOEs were obligated to provide continuous financial support to our VIEs.

On December 16, 2011, 3GUU BVI agreed to provide financial support to Yingzheng, our VIE, for its operations. In addition, Yitongtianxia re-assigned the right to vote on all of the matters in Yingzheng that require shareholders’ approval irrevocably entrusted to it by shareholders of Yingzheng to 3GUU BVI. Accordingly, as a result of the power to direct the activities of Yingzheng pursuant to the power of attorney agreements and the obligation to absorb the expected losses of Yingzheng through financial support, Yitongtianxia ceased to be and 3GUU BVI became the primary beneficiary of Yingzheng.

On September 16, 2013, China Wave agreed to provide unlimited financial support to Lanyue for its operations. In addition, pursuant to a power of attorney agreements entered into between Huiyou and China Wave, Huiyou re-assigned the rights to attend Lanyue shareholders’ meetings and to vote on all of the matters in Lanyue that require shareholders’ approval irrevocably entrusted to it by shareholders of Lanyue to China Wave. Accordingly, as a result of the power to direct the activities of Lanyue pursuant to the power of attorney agreements and the obligation to absorb the expected losses of Lanyue through financial support, Huiyou ceased to be and China Wave became the primary beneficiary of Lanyue.

D.	Property, Plant and Equipment

Our principal executive offices are located at Block A, 15/F Huajian Building, 233 Tianfu Road, Tianhe District, Guangzhou, PRC. We also maintain offices both within and outside China, including offices in Japan, Beijing, Guangzhou, Hong Kong, Chengdu, Shanghai and Shenzhen, under leases with terms ranging from one to five years. Our offices had an aggregate gross floor area of approximately 8,000 square meters as of December 31, 2013. We lease our facilities from independent third-parties and do not own any real property.

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

Overview

We are the largest publisher and a leading developer of mobile games in China with integrated capabilities across the mobile game value chain. We have the largest market share of all mobile game publishers in China in 2013 based on gross billings,2 according to a February 2014 report published by Analysys International, or Analysys, an independent market research firm. Our market share reached 17.9% of gross billings generated by all mobile game publishers in China in 2013, according to Analysys. Our integrated capabilities include the development, licensing, publishing, distribution and operation of mobile games, primarily in China. Our expertise and scale of operations, both as a game publisher and game developer, differentiate us from our competitors. For the year ended December 31, 2013, we had 27.5 million paying users (as measured by the total number of paying user accounts and total subscriptions for game bundles), including 7.7 million paying users of social games.

[2]	Gross billings of a company measure the total amount spent by the players on the games published by that company, which amount can be greater than the revenue derived by the company from its published games.

Our vision and strategy have allowed us to achieve financial success, especially as we have made the transition from developing feature phone games to publishing and developing smartphone games. Our revenues in 2011, 2012 and 2013 were RMB243.5 million, RMB187.6 million and RMB353.0 million (US$58.3 million), respectively. Our net income in 2011 was RMB163.3 million, our net loss in 2012 was RMB14.5 million and our net income in 2013 was RMB26.8 million (US$4.4 million). Our non-GAAP net income, which excludes share-based compensation expenses, impairment of goodwill, impairment of intangible assets and listing expenses, was RMB164.2 million, RMB61.3 million and RMB43.4 million (US$7.2 million) for 2011, 2012 and 2013. See “Item 3. Key Information—A. Selected Financial Data—Non-GAAP Financial Information” for important information about non-GAAP financial measures.

Factors Affecting Our Results of Operations

Our results of operations and financial condition have been, and will continue to be, affected by general factors affecting the mobile game industry in China, including China’s overall economic growth, growth of the mobile handset and mobile communications industries in China, demand for mobile games and entertainment, government laws and policies affecting the heavily-regulated telecommunications and mobile games industries, and competition in the mobile game industry in China.

Our results of operations are more directly affected by the following company-specific factors, including:

•	Our ability to continuously develop and license popular games. Our ability to continuously develop and license popular games is a major factor that will allow us to retain and expand our player base. As of December 31, 2013, our portfolio consisted of 717 mobile games of which 196 were developed in-house and 521 were licensed from mobile game developers, compared to 497 mobile games as of December 31, 2012, of which 182 were developed in-house and 315 were licensed from mobile game developers. These games include a mix of single-player and social games of many genres. We believe the increase in the diversity and quality of our game portfolio has increased the size of our total paying player base and contributed to growth in our net revenues in the past. Our ability to continue to enlarge our portfolio with attractive games that target different types of users will be critical to retaining and expanding our player base.

•	Our ability to expand our publishing platform. The growth of our player base depends on our ability to make our games available for download to mobile game players. To distribute our games, we cooperate with a number of business partners, including chipset manufacturers, handset companies, app stores, web platforms, advertisers and mobile network operators. Our ability to maintain and expand our publishing platform is critical to our continuing success.

•	Our ability to monetize our player base. Our results of operations are also dependent on our ability to convert our players into paying users or subscribers. Most of our mobile games are offered on either a free-for-trial or free-to-play basis. We believe that the free-for-trial and free-to-play models enable us to quickly establish an active player base, opening up access to a pool of potential players to purchase our virtual products and services and allowing those players to experience our games before deciding if they want to purchase additional chances to play, access to additional stages in the game or other premium features. Our games are designed to maximize user playtime as well as the overall game life span, in order to convert a higher percentage of players into paying users or subscribers. Moreover, the engaging features of our games are designed to encourage players to spend money on in-game items such as additional chances to play, the right to play additional stages, or performance-enhancing items such as weapons, accessories and pets.

•	Our ability to integrate the operations, technologies, services and personnel of our business units. We plan to integrate and centralize certain functions of the companies we acquire. The extent to which we will further integrate these acquired companies into our business in terms of customer service, growth strategy and corporate culture could impact our results of operations.

•	Our ability to control our operating costs and expenses and improve operational efficiency. Our profitability is significantly affected by our cost of revenues and operating expenses. Our cost of revenue increased from 2011 to 2013, primarily due to an increase in amortization of intangible assets, including game licensing fees, and in increase in amounts paid to payment channels. Our operating expenses increased from 2011 to 2013, primarily due to (i) an increase in our publishing business which required greater selling expenses to market our games, (ii) an increase in our employee headcount to support the growing scale of our business which required greater general and administrative expenses, and (iii) an increase in research and development expenses to support our product development activities. Our ability to manage fees to third-party distribution channels will affect our cost of revenues, as will our ability to reduce pre-installation fees as we transition to developing and licensing a greater number of smartphone games. We expect our operating expenses to increase in the future as we seek to expand our player base. Our ability to control such costs and expenses directly impacts our profitability.

Descriptions of Certain Statements of Comprehensive Income Items

Net Revenues

We mainly use the following revenue models for our mobile games:

•	Item purchase fee. Mobile users can download and play the basic version of the game for free. We charge mobile players of both social and single-player games when they purchase in-game items, such as additional chances to play, the right to play additional stages, or performance-enhancing items such as weapons, accessories and pets.

•	Subscription fee. We also promote some single-player games using game bundles available through China Mobile. For instance, for a monthly fee of RMB10 to RMB12, players can download six to eight games, respectively, in a bundle and we replace two games in the bundle every month.

•	One-time fee. Some of our single-player games are available in various app stores for a one-time download fee.

Substantially all of our revenues are generated in China. For more details on revenue recognition, see “—Critical Accounting Policies—Revenue Recognition.”

The following table sets forth the breakdown of our net revenues for the periods indicated:

	For the Year Ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$
	(in thousands)
Net revenues
Games	204,794	172,185	319,218	52,731
Handset design	38,694	15,408	33,789	5,582

Total net revenues	243,488	187,593	353,007	58,313

We separate our games into three types: social games, single-player games, and game bundles.

Social Games

We received approximately 62.9% of our total net revenues through social games in 2013 compared to 17.6% in 2012. Our social games are available on a free-to-play basis. Players are required to register at the website that hosts the game application and download our games online, both of which are free of charge to players. We generate revenues from social games primarily through the sale of game points, which can be used to purchase virtual items and in-game premium features in our social games, such as weapons, accessories and pets.

Players purchase game points by debiting their mobile accounts directly or by buying prepaid cards issued by mobile network operators or payment processing agents. Players can also pay for the game points with credit cards and debit cards which are generally settled by the banks and other billing channels. Game points can be used to purchase in-game premium features to provide an enhanced game-playing experience. We have entered into agreements with China Mobile and certain payment processing agents for proceeds collection, pursuant to which the collected proceeds are allocated between us and either China Mobile or the payment processing agents in agreed-upon percentages. A portion of our sales proceeds for social games are collected directly through China Mobile’s billing channels and the remaining portion is collected directly through payment processing agents, such as Yeepay, Alipay and credit cards. Proceeds we collect from players do not include the fees earned by the payment processing agents and China Mobile, and therefore such fees are not recorded as part of our revenue.

We have entered into agreements with mobile service providers for proceeds collection, and these service providers in turn contract with mobile network operators, such as China Mobile, who provide billing and collection services. Pursuant to these agreements, we share a certain percentage of the proceeds collected from the players by service providers. Net proceeds payable to us are calculated monthly based on the prescribed percentages and are evidenced by monthly statements issued by the service providers and agreed to by both parties. Proceeds we collect from players do not include the fees earned by the service providers and mobile network operators, and therefore such fees are not recorded as part of our revenue.

Growth in net revenues from social games is driven by the increase in the size of our total paying player base, which is dependent on the diversity and quality of our game portfolio and the expansion of users of our Game Center application store. Increase in ARPU is driven by enhancements of our game content and in-game promotions and in-game events that further attract user spending. Paying users are accounts that have purchased in-game items during the relevant period, adjusted to eliminate double-counting of the same users. The table below sets forth the total number of paying users and ARPU for the periods indicated.

	For the Year Ended December 31,
	2011	2012	2013
Social games
Number of games (as of the end of the period)	6	7	72
Total new registered users(1)	12,701,493	21,460,178	113,075,858
Total paying users(2)	809,470	303,613	7,686,498
ARPU (in RMB)	26.39	108.48	28.88

(1)	Represents the number of new users (as measured by user accounts) registered to play our social games within the relevant period. The number of new registered users is included for social games as not all registered users are paying users. We believe the number is meaningful as it indicates the general interest in our games and forms the base of players that may become paying users.
(2)	Represents the number of users (as measured by user accounts) that have purchased in-game items for the relevant period, adjusted to eliminate double-counting of the same users.

Total paying users. Our total paying users for social games decreased from 809,470 in 2011 to 303,613 in 2012 due primarily to the buildup of newly developed social games, which generally require a build-up period of several months. Our total paying users for social games increased from 303,613 in 2012 to 7,686,498 in 2013 due primarily to an increase in our number of social games from 7 to 72 and because of the success in the build-up of our licensed social games and self-developed social games such as Joyful Da Ying Jia.

ARPU. Our ARPU in social games increased from RMB26.39 in 2011 to RMB108.48 in 2012 due to a decrease in the number of paying users that spend a small amount while the game players that spend large amounts continued to play our social games. Our ARPU in social games decreased from RMB108.48 in 2012 to RMB28.88 (US$4.77) in 2013 due to a change in our mix of games, such as the increased popularity of our self-developed game, Joyful Da Ying Jia, which has a lower average ARPU. Despite the decrease in ARPU, our revenue from social games increased from RMB32.9 million in 2012 to RMB222.0 million in 2013. ARPU may continue to fluctuate depending on our mix of games.

Single-player Games

We received approximately 16.7% of our total net revenues through single-player games in 2013 compared to 60.1% in 2012. We generate revenues from single-player games primarily through the sale of virtual items and in-game premium features such as weapons, accessories, additional chances to play or the right to play additional stages. We also generate a smaller portion of revenue through the one-time activation fees for some of our games. Our players that purchase games through app stores make payments to the operators of the store, who in turn make payments to us. Our players can also pay for our mobile games, including all games purchased through our Game Center application, with credit cards, debit cards and game cards of third-party companies, such as Shenzhoufu, Alipay and Yeepay.

We have entered into agreements with mobile service providers for proceeds collection, and these service providers in turn contract with mobile network operators, such as China Mobile, who provide billing and collection services. Pursuant to these agreements, we share a certain percentage of the proceeds collected from the players by service providers. Net proceeds payable to us are calculated monthly based on the prescribed percentages and are evidenced by monthly statements issued by the service providers and agreed to by both parties. Proceeds we collect from players do not include the fees earned by the service providers and mobile network operators, and therefore such fees are not recorded as part of our revenue.

Growth in net revenues from single-player games is driven by the increase in the size of our total paying player base, which is dependent on the expansion of the diversity and quality of our game portfolio and the installed base of our Game Center application. Increase in ARPU is driven by enhancements of our game content and in-game promotions and in-game events that further attract user spending. Paying users for smartphones represent the total number of games that have been purchased through app stores during the relevant period and for feature phones are accounts that have purchased in-game items during the relevant period, adjusted to eliminate double-counting of the same users. The table below sets forth the total number of paying users and ARPU for the periods indicated.

	For the Year Ended December 31,
	2011	2012	2013
Single-Player Games
Number of games (as of the end of the period)	135	175	215
Total paying users(1)	29,040,203	31,665,050	13,711,235
ARPU (in RMB)	4.58	3.56	4.31

(1)	Represents (i) the number of users (as measured by user accounts) that have purchased in-game items for the relevant period, adjusted to eliminate double-counting of the same users, and (ii) the total number of games purchased through app stores.

Total paying users. Total paying users for single-player games increased from 29.0 million in 2011 to 31.7 million in 2012 due to an increase in the number of games that we offered. Total paying users for single-player games decreased from 31.7 million in 2012 to 13.7 million in 2013 due to the fact that a majority of our single-player games target feature phones and there has been a general decline in the popularity of feature phone games. The decline in revenue from single-player games was more than offset by the increase in revenue from social games.

ARPU. The ARPU for single-player games decreased from RMB4.58 in 2011 to RMB3.56 in 2012 due to a decrease in revenue from single-player games largely as a result of the change in the mix of feature phone single-player games that we offer, which includes some games that did not generate as much revenue per user through the sale of in-game items. The ARPU for single-player games increased from RMB3.56 in 2012 to RMB4.31 in 2013 due to an increasing proportion of smartphone games which generally have higher ARPU.

Game Bundles

We received approximately 8.9% of our total net revenues through game bundles in 2013 compared to 14.2% in 2012. We generate revenues from our three game bundles through monthly subscription fees. We promote games in game bundles that are offered through China Mobile. Players can subscribe to the game package from China Mobile for RMB10 or RMB12 per month and access our new games and updates.

We believe the growth of our net revenues from game bundles will be driven by increases in the total number of subscriptions, which will be in turn driven by an increase in the diversity and quality of our game portfolio. Average revenue per subscription is driven by enhancing game content, which allows us to increase subscription fees, and a greater number of social game offerings, which tend to result in higher fees. The table below sets forth the number of total subscriptions and the average revenue per subscription for the periods indicated. When calculating the number of total subscriptions for our game bundles, we count each monthly subscription as one subscription. A monthly subscription gives a subscriber the right to download only the limited number of games included in the bundle to which he or she subscribed and does not include all of the games we offer. A user who pays two subscription fees during one month to subscribe to different game bundles would be counted as two subscriptions.

	For the Year Ended December 31,
	2011	2012	2013
Game Bundles
Number of games (as of the end of the period)	256	315	430
Total subscriptions(1)	9,584,497	5,906,564	6,141,868
Average revenue per subscription (in RMB)	4.64	4.50	5.12

(1)	Represents the total number of monthly subscriptions to our game bundles offered through mobile network operators. A user who pays two subscription fees during one month to subscribe to different game bundles would be counted as two subscriptions.

Total subscriptions. Our total subscriptions for game bundles decreased from 9.6 million in 2011 to 5.9 million in 2012, primarily due to China Mobile’s decreased use of banner and pop-up advertisements which led to a decline in the visibility of our game bundles on their platform. Our total subscriptions for game bundles remained relatively stable between 2012 and 2013.

Average revenue per subscription. The average revenue per subscription for game bundles remained relatively stable from 2011 to 2012. The average revenue per subscription for game bundles increased from RMB4.50 in 2012 to RMB5.12 (US$0.85) in 2013 due to an increase in the number of bundles that were sold for RMB12 over bundles sold for RMB10 and a change in the mix of payment channels with lower costs.

Going forward, the amount of banner and pop-up advertisements China Mobile uses could vary, and any further decrease could reduce the amount of traffic to our websites and the number of game bundle subscriptions.

Handset Design

Our net revenues from handset design amounted to RMB38.7 million in 2011, RMB15.4 million in 2012, and RMB33.8 million (US$5.6 million) in 2013. In the fourth quarter of 2013, we shifted our focus away from handset design to focus our resources on game development and distribution.

Cost of Revenues

The following table sets forth the breakdown of our cost of revenues for the periods indicated:

	For the Year Ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$
	(in thousands)
Cost of revenues
Games	(79,311)	(74,878)	(124,506)	(20,567)
Handset design	(29,037)	(16,852)	(31,491)	(5,202)

Total cost of revenues	(108,348)	(91,730)	(155,997)	(25,769)

Our cost of revenues primarily consists of (i) fees paid to payment channels, (ii) fees paid to handset companies and design houses or their agents for pre-installation of mobile games and (iii) amortization of intangible assets, including game licensing fees.

Our cost of revenues also includes staff salaries, utilities, infrastructure maintenance fees, depreciation of equipment, and operating expenses directly related to the operation of the mobile game platforms. Staff salaries and benefits cost primarily comprise compensation to operational staff. We expect costs of sales to increase as we continue to expand our operations.

Operating Expenses

Our operating expenses primarily consist of selling expenses, general and administrative expenses and research and development expenses. Our selling expenses primarily consist of (i) user acquisition fees paid to web platforms, app stores and agents who promote our games on a variety of platforms, and (ii) costs of marketing activities, including cost of advertising in industry publications and through traditional media and cost of hosting events and exhibitions related to our games. Selling expenses accounted for 3.1% of our total net revenues in 2011, 8.4% of our total net revenue in 2012, and 31.4% of our total net revenue in 2013. The increase in our selling expenses as a percentage of revenue in 2013 was due to an expansion of online advertising activities, including increased game promotion through web platforms, app stores and agents. This increase in selling expenses relates to our transition to developing and publishing a greater number of smartphone games, which are generally downloaded through various online platforms, rather than being pre-installed on handsets, as is the case for feature phones.

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

Our research and development expenses primarily consist of payroll, employee benefits and other headcount-related expenses associated with product development.

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

China

Effective from January 1, 2008, China’s statutory enterprise income tax, or EIT, rate is 25%. Our PRC subsidiaries and VIEs are subject to EIT at 25% unless otherwise specified.

Pursuant to CaiShui [2008] No.1, qualified new software development enterprises are each entitled to a tax holiday of 2-year full EIT exemption followed by 3-year 50% EIT reduction (“2+3 tax holiday”) starting from their respective first profit-making year. Huiyou and Yitongtianxia, being qualified new software development enterprises, are each entitled to a 2+3 tax holiday and their first profit-making year was year 2012 and year 2011, respectively. Accordingly, Huiyou is tax exempted for years 2012 and 2013 and subject to EIT at 12.5% from years 2014 to 2016. Yitongtianxia’s first profit-making year was 2011, but received the 2+3 tax holiday approval in April 2012. As a result, the 2+3 tax holiday is effective retroactively from year 2011 and is tax exempted for years 2011 and 2012 and subject to EIT at 12.5% from years 2013 to 2015.

Under the prevailing EIT law and its relevant regulations, a qualified high and new technology enterprise is entitled to a preferential tax rate of 15%. In May 2012, Yingzheng obtained the approval to enjoy the high and new technology enterprise preferential tax rate of 15% effective retroactively from year 2011 for a period of three years.

The prevailing EIT law and its relevant regulations treat enterprises established outside of China with “effective management and control” located in China as PRC resident enterprises for tax purposes. The term “effective management and control” is generally defined as exercising management and control over the business, personnel, accounting and properties of an enterprise. We and our subsidiaries located in jurisdictions outside of China, if considered PRC resident enterprises for tax purposes, would be subject to the PRC enterprise income tax at the rate of 25% on their worldwide income. We do not currently consider our Company or any of our overseas subsidiaries to be a PRC resident enterprise. We will continue to monitor the tax status with regards to the PRC tax resident enterprise regulation of its non-PRC entities. For a detailed discussion, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may be classified as a ‘resident enterprise’ for PRC enterprise income tax purposes, which could result in unfavorable tax consequences to us and our non-PRC shareholders.”

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

Aggregate undistributed earnings of our subsidiaries and the VIEs located in China that are available for distribution to non-PRC tax resident parent companies and primary beneficiary company at December 31, 2012 and 2013 are considered to be indefinitely reinvested under ASC subtopic 740-30, or ASC 740-30, Income Taxes: Other Considerations or Special Areas. Whereas for remittance of the undistributed earnings of the VIEs, the distribution chain may involve (i) a taxable dividend from our VIEs to their respective registered shareholders and (ii) a taxable contribution to 3GUU BVI or China Wave or their designated entities when the proceeds are remitted by the registered shareholders. Accordingly, the management considered that the amount of unrecognized deferred tax liabilities for temporary differences related to investments in the PRC subsidiaries and the VIEs is not determined because such a determination is not practical.

The registered shareholders of our VIEs are contractually required to remit dividends received from our VIEs to our WFOEs. This distribution chain results in (i) a taxable dividend from our VIEs to their respective registered shareholders and (ii) a taxable contribution to our WFOEs when the proceeds are remitted to our WFOEs by the registered shareholders. The tax impact on the future cash distribution is recognized in deferred tax liabilities as an outside basis difference. On December 16, 2011, 3GUU BVI, a BVI entity, replaced Yitongtianxia, a PRC entity, as the primary beneficiary of Yingzheng and on September 16, China Wave, a BVI entity, replaced Huiyou, a PRC entity, as the primary beneficiary of Lanyue. As management is asserting indefinite reinvestment of undistributed earnings of our foreign subsidiaries located in China, the deferred tax liabilities arising from the aggregate undistributed earnings of Yingzheng and the difference between the book basis and the tax basis in the investment in Yingzheng were reversed during the year ended December 31, 2011.

Unrecognized Tax Benefits

As of December 31, 2011, 2012 and 2013, we have unrecognized tax benefits of RMB25.3 million, RMB20.6 million and RMB7.2 million (US$1.2 million), respectively, of which RMB0.2 million, RMB4.0 million and RMB1.6 million (US$270 thousand), respectively, are presented on a net basis against the deferred tax assets related to tax loss carryforwards on the face of the consolidated balance sheets. As a result, the amounts of unrecognized tax benefits included in the consolidated balance sheets as of December 31, 2011, 2012 and 2013 were RMB25.1 million, RMB16.5 million and RMB5.6 million (US$0.9 million), respectively. RMB28.0 million, RMB16.4 million and RMB4.0 million (US$0.7 million) as of December 31, 2011, 2012 and 2013, respectively, of unrecognized tax benefits would impact the effective tax rate, if recognized. We do not expect the amount of unrecognized tax benefits will change significantly in the next twelve months. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Any change in the tax treatment we currently enjoy in the PRC may materially and adversely impact our net income.”

Share-Based Compensation Expenses

Total share-based compensation expenses of equity and liability awards granted to our employees and directors were recorded in “general and administrative expenses” in the consolidated statements of income and comprehensive income and were RMB0.8 million in 2011, RMB14.1 million in 2012 and RMB14.0 million (US$2.3 million) in 2013. See “—Critical Accounting Policies—Share-Based Compensation” for more details.

Segmentation

Prior to 2012, because of our internal organization resulting from the series of acquisitions that formed our business operations, we divided our business into three segments, namely feature phone games, smartphone games and handset design. For the 2012 fiscal year, management classified our business as two reportable segments, namely games and handset design. Our handset design segment included revenue derived from the development and design of handsets and also included a portion of revenue derived from game distribution generated by our subsidiary that was primarily engaged in handset design. In the fourth quarter of 2013, we shifted our focus away from handset design to focus our resources on game development and distribution. Accordingly, our chief operating decision maker decided to combine the portion of revenue derived from game distribution, that was previously categorized under handset design, together with revenue from games, beginning in the fourth quarter of 2013. Beginning in 2014, we will no longer derive revenue from our handset design business. In accordance with ASC subtopic 280-10, “Segment Reporting: Overall,” our chief operating decision maker has been identified as our chief executive officer, who reviews the consolidated operating results to make decisions about allocating resources and assessing performance for the entire group. We generate substantially all of our revenues from players in China. Accordingly, no geographical segments are available.

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

Consolidation

Our consolidated financial statements include the financial statements of us, our subsidiaries, the VIEs and the VIEs’ subsidiaries. The results of the subsidiaries are consolidated from the date on which we obtained control and are continued to be consolidated until the date that such control ceases. A controlling financial interest is typically determined when we hold a majority of the voting equity interest in an entity. However, if we demonstrate our ability to control the entity through the power to direct the activities of the entity that most significantly impact the entity’s economic performance and the obligation to absorb losses of the entity that could potentially be significant to the entity or the right to receive benefits from the entity that could potentially be significant to the entity, then the entity is consolidated. All significant intercompany balances and transactions among us, our subsidiaries, the VIEs and the VIEs’ subsidiaries have been eliminated upon consolidation.

Business Acquisitions

We account for our business combinations using the acquisition method of accounting in accordance with ASC topic 805 (“ASC 805”): Business Combinations. The acquisition method of accounting requires all of the following steps: (i) identifying the acquirer, (ii) determining the acquisition date, (iii) recognizing and measuring the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree and (iv) recognizing and measuring goodwill or a gain from bargain purchase. The consideration transferred in a business combination is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of (i) the total of cost of acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree, is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated statements of comprehensive income as a gain.

The determination and allocation of fair values to the identifiable assets acquired, liabilities assumed and noncontrolling interests is based on various assumptions and valuation methodologies requiring considerable judgment from management. The most significant variables in these valuations are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. We determine discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons. Terminal values are based on the expected life of assets, forecasted life cycle and forecasted cash flows over that period.

On November 22, 2013, we entered into a share purchase agreement with the shareholders of Vogins Technology Co. Limited, or Vogins BVI, to acquire 90.6% equity interest in Vogins BVI, of which 82.6% was acquired from Gaintech Co. Limited, or Gaintech, a company controlled by Core Tech, one of our principal shareholders, at a purchase price of RMB1.1 million in cash. Vogins BVI held 49% equity interest in one of our subsidiaries prior to this acquisition as further described below. The acquisition was completed and we took effective control of Vogins BVI and its subsidiaries on November 29, 2013. The acquisition of Vogins BVI and its subsidiaries meets the definition of a business acquisition and the results of operations of the acquired business have been included in our consolidated financial statements since November 29, 2013. As a result of the acquisition, we expect to effectively manage its billing and collection process and further expand its mobile phone games business in China.

Prior to the acquisition, we had several preexisting relationships with Vogins BVI and one of its subsidiaries, Vogins Network Technology (Shanghai) Limited, or Vogins Shanghai. Vogins Shanghai obtained two loans from us amounting to RMB4.5 million in aggregate due to shortage of working capital. These loans were unsecured, non-interest bearing and repayable on demand. In addition, we entered into several contracts with Vogins Shanghai for its service as a mobile phone service provider for billing and collection services offered to mobile phone game players who have purchased in-game premium features. Furthermore, we entered into a technology service agreement with Vogins Shanghai, pursuant to which we would provide a self-developed mobile phone technology platform software and related technical services to Vogins Shanghai for a contractual term of three years in exchange for a service fee calculated based on the number of download by mobile phone users multiplied by a pre-determined unit price for each download through the mobile phone technology platform. We transferred 49% noncontrolling interest in one of its subsidiaries to Vogins BVI as an inducement for Vogins Shanghai to sign the technology service agreement. We treated the settlement of these preexisting relationships amounting to RMB13.9 million as additional consideration transferred.

In accordance with ASC 810, we accounted for the 49% noncontrolling interest of its subsidiary obtained indirectly through the acquisition of Vogins BVI as an equity transaction. The consideration transferred, including settlements of the preexisting relationships with Vogins BVI, was allocated between the business acquired and the noncontrolling interest obtained based on their relative fair values. As a result, RMB12.9 million and RMB2.1 million of the consideration transferred were allocated to the business acquired and the noncontrolling interest obtained, respectively. The difference between the fair value of the consideration transferred of RMB2.1 million and the carrying value of the 49% noncontrolling interest of RMB0.5 million, which amounted to RMB1.5 million, was recorded as an adjustment in additional paid-in capital. The acquisition date fair value of the consideration transferred for the business acquired and the 9.4% noncontrolling interest in Vogins BVI amounted to RMB14.3 million, which consisted of the following:

RMB’000
Cash	1,097
Settlements of the preexisting relationships with Vogins BVI	13,894
Less: Consideration allocated to the 49% noncontrolling interest obtained	(2,063)
Fair value of 9.4% noncontrolling interest in Vogins BVI	1,416

14,344

The fair value of the 9.4% noncontrolling interest in the Vogins BVI of RMB1.4 million was estimated by deriving the fair value of the acquired business as a whole and then subtracting the considerations transferred by us for the 90.6% controlling interest. We determined the fair value of the acquired business using the income approach with the assistance of an independent valuation firm. As Vogins BVI is a private entity, the fair value measurement is based on significant inputs that are not observable in the market and represents a Level 3 measurement as defined in ASC 820. The fair value estimates are based on (i) a discount rate of 27.74%, (ii) long-term sustainable growth rate of 3%, (iii) financial multiples of companies in the same industry as Vogins BVI and (iv) adjustments due to the lack of marketability that market participants would consider when estimating the fair value of Vogins BVI.

The following table summarizes the fair values of the assets acquired and liabilities assumed at the date of acquisition, November 29, 2013.

November 29, 2013
RMB’000
Cash and cash equivalents	1,201
Accounts receivable	10,036
Prepayment and other current assets	158
Property and equipment	171
Intangible assets	16,374
Deferred tax assets, non-current portion	2,536

Total identifiable assets acquired	30,476

Accounts payable	(1,708)
Accrued expenses and other current liabilities	(234)
Other non-current liabilities	(2,000)
Deferred tax liabilities	(2,536)

Total liabilities assumed	(6,478)

Net identifiable assets acquired	23,998
Less:
Fair value of considerations transferred	(14,344)

Gain on bargain purchase	9,654

The acquired intangible assets of RMB16.4 million mainly consisted of a contract with mobile network operator with an estimated useful life of three years.

The gain on bargain purchase represents the excess of the fair value of the identifiable net assets acquired above the consideration transferred. We have performed a comprehensive reassessment of the bargain purchase gain by verifying that all assets acquired and liabilities assumed were properly identified. The gain on bargain purchase was primarily attributable to (i) the transaction not being subject to a competitive bidding process as a result of the original shareholders’ inexperience in the industry and their inability to market Vogins BVI to multiple potential buyers; and (ii) the purchase price was agreed prior to the closing date of the transaction and the fair value of the net identifiable assets acquired increased during the intervening period. The resulting gain on bargain purchase of RMB9.7 million has been recorded in the consolidated statements of comprehensive income for the year ended December 31, 2013.

We recognized RMB30,000 of acquisition-related costs that were expensed in the year ended December 31, 2013. These costs are included in “general and administrative expenses” in the consolidated statements of comprehensive income. The amounts of revenue and net income of Vogins BVI included in our consolidated statements of comprehensive income from November 29, 2013, the acquisition date, to December 31, 2013 were RMB1.3 million and RMB0.9 million, respectively.

Pro forma consolidated financial information

The following unaudited pro forma consolidated financial information reflects the results of the operations of us for 2012 and 2013, as if the acquisition of Vogins BVI described above had been completed as of January 1, 2012. The pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what operating results would have been had the acquisition actually taken place on the date indicated and may not be indicative of future operating results. These amounts have been calculated after applying our accounting policies and the pro forma adjustments are based upon available information and certain assumptions that management believes are reasonable.

	For the Years Ended December 31,
	2012	2013
	RMB in thousand
	(unaudited)	(unaudited)
Net revenues	193,794	357,758
Net (loss) income	(15,659)	12,523
Basic (loss) earnings per share	(0.05)	0.04
Diluted (loss) earnings per share	(0.05)	0.04

Revenue Recognition

Revenues are derived from the development, operation and sale of virtual items and in-game premium feature of mobile phone games as well as the provision of handset design products and services. For each of the significant sources of revenue stated below, revenue is recognized only when the following four criteria are met: (i) persuasive evidence of an arrangement exists; (ii) the goods have been delivered or the services have been rendered; (iii) the price or fees are fixed or determinable; and (iv) collectability is reasonably assured.

Games

Single-player games and social games

We generate (i) single player games revenues principally from the sale of virtual items and in-game premium features of mobile phone games that are operated under the free-for-trial model and the sale of self-

developed and purchased mobile games under the subscription-based model or the one-time fee model; and (ii) social games revenues from the sale of in-game premium features of self-developed social games that are operated under the free-to-play model.

We enter into service arrangements with mobile phone manufacturers to pre-install our self-developed and purchased single player games or application platform onto the mobile phones before they reach mobile phone game players. Mobile phone game players can access the pre-installed single player games directly or download the single player games through the pre-installed application platform without additional charges. Single player games are offered on a free-for-trial basis where the mobile phone game players may purchase in-game premium features to extend the duration of the game or to enjoy additional functions of the game. All chargeable in-game premium features are considered consumed immediately upon purchase. Any unused premium features cannot be carried forward after the mobile phone game players exit the game. When mobile phone game players leave the game they are currently playing and perform other functions on the feature phones, the previously purchased but unused premium features can no longer be accessed and are therefore completely consumed. Single player games are also available for mobile phone game players to download through mobile network operators and software websites. Under the subscription based model, mobile phone game players can subscribe to a monthly plan to download a fixed number of single player games from mobile network operators for a fixed subscription fee per month. Under the one-time fee model, mobile phone game players can download each single player game based on a fixed price per game.

Under the free-to-play model for social games, mobile phone game players can download mobile phone games, obtain game accounts and play the basic functions of the mobile games free of charge but may purchase game points for virtual items and in-game premium features to enhance their game-playing experience. The purchased virtual items and in-game premium features can be freely traded among game players within the applicable game as long as consumption of the items has not commenced. Mobile phone game players can purchase game points by either charging their account with mobile network operators directly or buying prepaid cards issued by mobile network operators. The prepaid cards can be converted into a pre-specified number of game points for consumption. Upon delivery of game points purchased directly from mobile network operators or converted from prepaid cards to mobile phone game players, we initially classify these amounts as deferred revenue. For purposes of determining when the service has been provided to the mobile phone game players, we have determined that an implied obligation exists to the mobile phone game players who purchased game points to provide an enhanced game-playing experience over the average playing period of the mobile phone game players.

For single player games, we contract with mobile network operators, third-party payment platforms or mobile phone service providers who in turn contract with mobile network operators, for billing, collection and transmission services offered to mobile phone game players who have purchased single player games or in-game premium features. The mobile network operators and the mobile service providers have a contractual relationship in which mobile network operators grant rights to mobile service providers to deliver digital content to mobile phone users. For social games, we (i) establish direct contractual relationships with mobile game players to allow mobile game players to download the games from our game platform; or (ii) contract with mobile network operators and third-party payment platforms for billing, collection and transmission services offered to mobile phone game players who have purchased game points. We also contract with mobile application and software websites to distribute our social games by providing platforms for mobile phone game players to download such games. The mobile network operators and third-party payment platforms are entitled to profit sharing based on a prescribed percentage of the gross amount charged by the mobile network operators to the mobile phone game players, while the mobile phone service providers are entitled to profit sharing based on a prescribed percentage of the net proceeds collected from the mobile network operators. The net proceeds, after deducting the amounts shared by the mobile network operators, third-party payment platforms and mobile phone service providers, represent the amount of revenue to be recognized by us. For the direct contractual arrangement with mobile game players, we recognize the gross proceeds from the mobile game players as revenue.

For single player games, we have information generated from our internal system on the number of in-game premium features sold, monthly plan subscriptions and single player games downloaded each month to estimate the amount of collectable net proceeds and to recognize single player games revenues. For social games, we have information generated from our internal system on the number of game points sold each month to estimate the amount of collectable net proceeds and to recognize social games revenues. Differences between our estimates and the actual amounts confirmed by the mobile network operators, third-party payment platforms or mobile phone service providers have historically been insignificant. Generally, we receive billing confirmations from each of the mobile network operators, third-party payment platforms or mobile phone service providers confirming the net proceeds to be received by us within 30 to 120 days after the end of each month. We pay content fees to third-party game developers, which are recognized as cost of revenues, based on a prescribed percentage of the net proceeds confirmed by the mobile network operators. We pay service fees, which are recognized as cost of revenues, to the mobile phone manufacturers based on a prescribed percentage of the estimated net proceeds or a prescribed fixed fee per mobile phone activated by mobile phone game players. We also pay service fees to the mobile application and software websites which are recognized as cost of revenues.

Collectability is considered reasonably assured as the we deal with only reputable mobile network operators, third-party payment platforms or mobile phone service providers and perform thorough credit assessment prior to entering into a business relationship with them. Historically, we have not experienced any significant defaults for payment.

Based on the above, we recognize (i) single player games revenue when the goods are delivered based on download of games or consumption of in-game premium features by mobile phone game players, or at the end of subscription period and (ii) the estimated net proceeds to be received from the mobile network operators and the third-party payment platforms for the sale of game points of the social games, using data generated from our internal system, as deferred revenue upon delivery of game points to mobile phone game players. Deferred revenue is recognized as social games revenue ratably over the estimated average playing period of the paying mobile phone game players, starting from the point in time when game points are delivered to the mobile phone game players. The difference between the estimated proceeds and the actual amounts confirmed by the mobile network operators, third-party payment platforms or mobile phone service providers is recognized in the consolidated statements of comprehensive income when we receive billing confirmations.

We determine whether to record single player games revenues using the gross or net method of reporting in accordance with ASC subtopic 605-45, or ASC 605-45, Revenue Recognition: Principal Agent Considerations. Determining whether revenue should be reported gross or net is based on an assessment of various factors, the primary factors being whether we are acting as the principal in offering services to the customer or whether we are acting as an agent in the transaction. We have determined that we are acting as the principal in offering services as we (i) are the primary obligor in the arrangement; (ii) have latitude in establishing the selling price; (iii) have discretion in suppliers selection; and (iv) have involvement in the determination of product specifications. Therefore, hawse have the primary responsibility of fulfillment and acceptability of the single-player games and recognizes the net proceeds to be received from the mobile network operators, mobile phone service providers or third-party payment platforms as single player games revenue on a gross basis. The amounts attributable to third-party game developers in the form of content fees and amounts attributable to mobile phone manufacturers in the forms of service fees are recognized as cost of revenues.

We, using data generated from our internal system, estimate the average playing period from the first time the mobile phone game players purchase game points through the period when the game players have not logged into the game for over two consecutive months. Mobile phone game players are deemed to be inactive if they have not logged into the game for two consecutive months. As the social games are under a free-to-play model and revenue is only generated from paying mobile phone game players when they purchase game points for in-game premium features, we focus solely on the playing period of paying mobile phone game players when estimating the period over which revenue is being recognized. We determine the estimated average playing period of paying mobile phone game players, which is the time period between the paying mobile phone game players’ first purchase and last log in, for each significant game based on historical player usage patterns and game playing behavior. Our internal system tracks each of the paying mobile phone game players’ purchase and log in history for each significant game to generate data to estimate the average playing period for our population of paying mobile phone game players. Future usage patterns may differ from the historical usage patterns on which our revenue recognition policy is based. We monitor the operational statistics and usage patterns of our online game and modifies the expected life span when materially different.

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

Licensed games

We generate licensed games revenues from publishing mobile games developed by third-party game developers on our game platform or through download from third-party app stores.

We enter into contracts with and pay fixed license fees to third-party game developers to obtain licenses to publish the third-party developed games on our game platform or through third-party app stores. Licensed games are available for free on our game platform or third-party app stores for download without charges. Mobile phone game players can purchase game points for virtual items and in-game premium features to enhance their game-playing experience. We contract with third-party payment platforms or third-party app stores for billing, collection and transmission services offered to mobile phone game players who have purchased game points. The third-party game developers, third-party payment platforms and third-party app stores are entitled to profit sharing based on a prescribed percentage of the gross amount charged to the mobile phone game players. Our obligation in the licensed games publishing service is completed upon the purchase of game points by the mobile game players. We determine whether to record licensed games revenues using the gross or net method of reporting in accordance with ASC 605-45. Determining whether revenue should be reported gross or net is based on an assessment of various factors, the primary factors being whether we are acting as the principal in offering services to the customer or whether we are acting as an agent in the transaction. We have determined that we are acting as the agent in the licensed games arrangement as we are not involved in the operation of the licensed game whilst the third-party game developer is the primary obligor in the arrangement, has latitude in establishing the selling price and has involvement in the determination of product specifications. Therefore, the net proceeds after deducting the amounts shared by the third-party game developers, third-party payment platforms and third-party app stores represent the amount of revenue to be recognized by us. The fixed license fees paid to the third-party game developers to obtain the publishing license was recognize as cost of revenues on a straight-line basis over the license period.

We collect information generated from our internal system on the number of game points sold each month to estimate the amount of collectable net proceeds and to recognize licensed games revenues. Differences between our estimates and the actual amounts confirmed by the third-party payment platforms or third-party app stores have historically been insignificant. Generally, within 30 to 60 days after the end of each month, we receive billing confirmations from each of the third-party payment platforms or third-party app stores confirming the amount of net proceeds to be received by us. We further share profits with the third-party game developers and recognizes licensed games revenues based on the net amount retained by us.

Collectability is considered reasonably assured as we deal with only reputable third-party payment platforms and third-party app stores and performs thorough credit assessment prior to entering into a business relationship with them. Historically, we have not experienced any significant defaults for payment.

Based on the above, we recognize the estimated net proceeds to be received from the third-party payment platforms and third-party app stores for the sale of game points of the licensed games net of the amount to be shared with the third-party game developers, using data generated from our internal system, as licensed games revenues upon delivery of game points to mobile phone game players.

Handset design

We generate handset design revenues from the provision of comprehensive handset design solutions to mobile phone manufacturers and mobile phone content providers. Handset design solutions include printed circuit board with operating system software and optional assembly service and mobile phone contents installation service. Printed circuit boards with operating system software are sold to mobile phone manufacturers for a fixed unit price. Mobile phone contents installation services are rendered to mobile phone content providers for a prescribed percentage of the mobile phone content providers’ net profits.

Printed circuit board with operating system software and optional assembly service

Printed circuit boards with operating system software and optional assembly services are multiple element arrangements comprising printed circuit boards, assembly services and operating system software specifically designed for the printed circuit boards. Since the operating system software is essential to the functionality of the printed circuit board, the transaction is outside the scope of software accounting guidance in ASC subtopic 985-605, or ASC 985-605, Software: Revenue Recognition, in accordance with ASU No. 2009-14, or ASU 2009-14, Certain Revenue Arrangements that Include Software Elements. Accordingly, we accounted for the sale of printed circuit boards with operating system software and optional assembly service as a multiple deliverables arrangement in accordance with ASU No. 2009-13, or ASU 2009-13, Revenue Recognition—Multiple-Deliverable Revenue Arrangements. Each of the printed circuit board, operating system software and assembly service represents a separate unit of accounting.

The mobile phone manufacturers sign an agreement with us, containing the significant terms of the sale of printed circuit board with operating system software to evidence that an arrangement exists. The agreement also stipulates whether the mobile phone manufacturers engage us to perform assembly service on the printed circuit board. We deliver the assembled printed circuit boards together with the operating system software installed to mobile phone manufacturers if we are engaged to perform assembly service; whereas we normally deliver the operating system software prior to the printed circuit board to the mobile phone manufacturers if we are not engaged to perform assembly service. Therefore, delivery of printed circuit boards with operating system software and optional assembly services occurs upon receipt and acceptance of all deliverables by the mobile phone manufacturers. We perform credit assessment on the mobile phone manufacturers prior to signing the agreements to ensure collectability is reasonably assured. The purchase price is fixed because the unit price is stipulated in the signed sales agreement and no concessions such as discounts, rebates, refunds or other price changes are provided subsequently. However, the mobile phone manufacturers only pay the agreed purchase price upon receipt of all of the deliverables in the arrangement. We outsource the assembly of printed circuit boards and installation of operating system software to original equipment manufacturers, or OEM, and pays manufacturing fees, which are recognized as cost of revenues, based on a prescribed fixed fee per unit manufactured.

In accordance with ASU 2009-13 and ASC subtopic 605-25, or ASC 603-25, Revenue Recognition: Multiple-Element Arrangements, the amount allocable to the delivered units or units of accounting is limited to the amount that is not contingent upon the delivery of additional items or meeting other specified performance conditions. Since the amount allocable to the operating system software is contingent upon the delivery of printed circuit board and the related assembly service, if any, revenues from the sale of printed circuit board with operating system software and optional assembly service are recognized only upon delivery of the final deliverable.

Mobile phone contents installation service

Mobile phone contents installation service does not require significant production, modification or customization of the mobile phone contents received from the mobile phone content providers. Persuasive evidence of the arrangement is documented in a contract signed by the mobile phone content providers and us. Delivery of mobile phone contents installation service occurs when the mobile phone contents are installed on the mobile device circuit boards by the OEM. The mobile phone contents installation service fees are fixed and non-refundable once the mobile phone content providers confirm their monthly net profits to us. Collectability is considered reasonably assured as we deal with only reputable mobile phone content providers and performs thorough credit assessment on the mobile phone content providers prior to entering into a business relationship with them. Historically, we have not experienced any significant defaults for payment. Accordingly, we recognize revenues from mobile phone contents installation services when the services are delivered and the fees are fixed upon receipt of the monthly net profits confirmations from mobile phone content providers.

Business taxes, value-added taxes and surcharges

We are subject to business taxes, value-added taxes and surcharges levied on services provided in the PRC. Business taxes, value-added taxes and surcharges for the years ended December 31, 2011, 2012 and 2013 were RMB11.7 million, RMB9.1 million and RMB4.3 million (US$0.7 million), respectively. In accordance with ASC 605-45, we recognized revenues net of all such business taxes, value-added taxes and surcharges.

Share-Based Compensation

Share Option Grants

In accordance with ASC topic 718, or ASC 718, Compensation—Stock Compensation, we determine whether a share option or a restricted share unit, or RSU, should be classified and accounted for as a liability award or an equity award. All grants of share options or RSUs to our employees classified as equity awards are measured at the grant date based on the fair value of the awards and are recognized as an expense, net of estimated forfeitures, over the requisite service period, which is generally the vesting period. All grants of share options to employees of VODone classified as equity awards are measured at fair value at the grant date and recognized as a one-time deemed dividend distribution to shareholder. All grants of share options or RSUs to employees classified as liability awards are remeasured at the end of each reporting period until the date of settlement, with an adjustment for fair value recorded to the current period expenses in order to properly reflect the cumulative expense based on the current fair value of the vested options or RSUs. We have elected to recognize share-based compensation for all awards with only service conditions using the straight-line method over the requisite service period. For share-based awards with performance conditions, compensation cost is recognized only if it is probable that the performance conditions will be achieved. We recognize share-based compensation for awards with performance conditions using the accelerated method if the awards are subject to graded vesting. For share-based awards that contain a market condition, the effect of the market condition is reflected in the grant-date fair value of the awards. Compensation cost is recognized for an award with a market condition when the requisite service is rendered, regardless of when the market condition is satisfied. We use the Black-Scholes option pricing valuation model, the binomial option pricing valuations model or the Monte Carlo simulation model in determining the fair value of different equity awards and liability awards granted.

We have made the following share option grants since 2010.

VODone Options

On November 4, 2010, VODone granted options to purchase 5,900,000 ordinary shares of VODone to certain of our employees at an exercise price of HK$2.25 (RMB1.93) per share. The 5,900,000 options are immediately vested and have a contractual life of three years. In accordance with ASC 718, the accounting grant date for options issued on November 4, 2010 was November 18, 2010, when VODone and the employees reached a mutual understanding of the key terms and conditions of the awards.

The share options granted by VODone to our employees are classified as equity awards which are measured based on the grant date fair value. Since the options were granted by VODone to our employees for their provision of service to us, the compensation cost is recognized in our financial statements with a corresponding credit to additional paid-in capital, representing VODone’s capital contribution. Since the share options are immediately vested, share-based compensation costs of RMB2.7 million for the 5,900,000 options granted were immediately recognized on November 18, 2010.

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

Options Granted to Employees

On February 6, 2012, we granted options under the 2011 Share Option Scheme to purchase 23,404,120 and 2,431,592 of our ordinary shares to our employers and employees of VODone, respectively, at an exercise price of US$0.605 per share. These share options have a contractual life of five years. Pursuant to the share option agreement, (i) 25% of the share options are vested and exercisable by each grantee on the first anniversary of the date of grant; and (ii) the remaining 75% of the share options are vested and exercisable by each grantee in 12 equal quarterly tranches beginning one calendar quarter after the first anniversary of the date of grant. Since VODone, our ultimate holding company, is a publicly listed company on the HK Stock Exchange, we and our subsidiaries are prohibited from granting share options with exercise prices lower than the new issue price of shares on listing unless otherwise approved or waived by the HK Stock Exchange.

In accordance with ASC 718, the accounting grant date for these share options was February 6, 2012, as we and the grantees reached a mutual understanding of the key terms and conditions of the awards when the grantees began to be adversely affected by subsequent changes in the price of our ordinary shares. The share options granted to our employees are classified as equity awards which are measured based on the grant date fair value. As a market condition in which the exercise price varies with the price of our ordinary shares is attached to the share options, the market condition was considered in the estimate of their grant-date fair value. The fair value of each of the share options granted by us was RMB0.95 at the grant date. Compensation cost for these awards with a market condition granted to our employees amounting to RMB22.2 million (US$3.6 million) is recognized ratably for each vesting tranche, using the accelerated attribution method, over the requisite service period regardless of whether the market condition is satisfied. RMB11.3 million and RMB5.7 million (US$0.9 million) was recorded as compensation cost with a corresponding credit to additional paid-in capital for the years ended December 31, 2012 and 2013, respectively.

ASC 718 does not apply to awards granted by an entity to employees of its controlling parent company. As a result, ASC 718 is not applicable to the share options granted by us to employees of VODone on February 6, 2012. However, since VODone, as our controlling parent, can always direct us to grant share based awards to its employees, we measured the fair value of the shares options granted to employees of VODone at the grant date and recognized that amount as a dividend to VODone without regard to whether the options are subject to vesting provisions. While this is not consistent with the measurement model for share based awards granted to nonemployees described in ASC topic 505-50, or ASC 505-50, Equity Equity Based Payments to Non-Employees, we considered the departure from ASC 505-50 was not unreasonable given that the grant of share options to employees of VODone was a capital transaction rather than compensation. Accordingly, the grant-date fair value of the share options granted to employees of VODone amounting to RMB2.3 million was recorded as a one-time deemed dividend distribution to shareholder for the year ended December 31, 2012.

On February 8, 2013, we granted options under the 2011 Share Option Scheme to purchase 970,100 ADS to certain of our employees at an exercise price of US$6.50 per ADS with a contractual life of five years. Pursuant to the share options agreement, (i) 25% of the share options are vested and exercisable on the first anniversary of the date of grant; and (ii) the remaining 75% of the share options are vested and exercisable in 12 equal quarterly tranches beginning one calendar quarter after the first anniversary of the date of grant. There is a service condition attached to the vesting of the option granted to the employees. RMB1.1 million (US$0.2 million) was recorded as compensation cost with a corresponding credit to additional paid-in capital for the year ended December 31, 2013.

On February 8, 2013, we granted options to purchase 2,539,495 and 200,000 shares with a contractual life of five years to an employee and a consultant who became our employee on March 20, 2013, respectively at an exercise price of US$0.605 per share with a contractual life of 5 years. Pursuant to the share option agreement, 25% of the share options are vested and exercisable on each of the first to fourth anniversary of the grant date if the grantees continue to provide service to our subsidiary and this subsidiary achieves predetermined performance conditions. There is a service condition in addition to a performance condition attached to the vesting of these options. In accordance with ASC 718, share-based compensation cost is not recorded before the performance condition is probable to be met. On March 6, 2013, we modified the performance condition for the first 25% of the options. Since the performance condition was probable to achieve both before and after the modification, the modification of the performance condition attached to the options was treated as a Type I probable-to-probable modification in accordance with ASC 718 on March 6, 2013. No incremental cost was resulted from the modification as the fair value of the modified award was the same as the fair value of the original award immediately before its performance condition was modified. RMB0.4 million (US$66,000) was recorded as compensation cost with a corresponding credit to additional paid-in capital for the year ended December 31, 2013.

Options granted to non-employees

On February 8, 2013, we granted options under the 2011 Share Option Scheme to purchase 60,000 ADS to a third-party individual consultant who provides consultancy service to us, at an exercise price of US$6.50 per ADS with a contractual life of five years. Pursuant to the share options agreement, (i) 25% of the share options are vested and exercisable on the first anniversary of the date of grant; and (ii) the remaining 75% of the share options are vested and exercisable in 12 equal quarterly tranches beginning one calendar quarter after the first anniversary of the date of grant. RMB0.3 million (US$51,000) was recorded as compensation cost with corresponding credit to additional paid-in capital for the year ended December 31, 2013.

The grant date fair value of the equity awards granted during the years ended December 31, 2012 and 2013 was estimated using the Monte Carlo simulation model and the binomial option pricing model, respectively, with the following assumptions:

	February 6, 2012	February 8, 2013
Risk-free interest rate	0.75%	0.79%~0.84%
Dividend yield	2.00%	—
Expected volatility rate	51.64%	49.43%~50.02%
Weighted-average expected life	5.00	5.00
Estimated forfeiture rate	—	—
Suboptimal exercise factor	Not applicable	2
Fair value of the Company’s ordinary shares	RMB3.25	US$0.24~US$0.66

Restricted Share Units

On August 24, 2011, we granted 1,220,000 RSUs, with a performance condition of an IPO attached, to certain senior management and directors at the subscription price of US$0.001 per share. On March 16, 2012, we granted 639,000 RSUs, with a performance condition of an IPO attached, to certain senior management and directors at a subscription price of US$0.001 per share. The transferability of the 1,220,000 and 639,000 RSUs is restricted. Pursuant to the RSU subscription agreements as modified, 25% of the RSUs would vest upon each of (i) the consummation of the listing of the shares on the Nasdaq Global Market, or the listing; (ii) the first anniversary of the listing; (iii) the second anniversary of the listing; and (iv) the third anniversary of the listing. Except for the vesting conditions, other conditions of the RSUs remained unchanged. The modification of vesting conditions was intended to provide additional motivations to the employees. On September 25, 2012, we completed the Listing and the performance condition attached to the RSUs was met.

As management considered the listing to be outside its control at the time of the grant date, the modification of the performance condition attached to the RSUs was treated as a Type IV improbable-to-improbable modification in accordance with ASC 718 on August 20, 2012. For a Type IV improbable-to-improbable modification, the original award was treated as cancelled in exchange for a new award. Accordingly, the grant-date fair values of the RSUs were ignored and the modification-date fair value of RMB3.68 (US$0.59) was measured, and the recognition of compensation cost was deferred until the performance condition of the Listing was met on September 25, 2012. RMB2.8 million and RMB2.5 million (US$0.4 million) were recorded as compensation cost with a corresponding credit to additional paid-in capital for the years ended December 31, 2012 and 2013.

As of December 31, 2013, total unrecognized compensation cost for the RSUs of RMB1.2 million (US$0.2 million), net of estimated forfeitures, is expected to be recognized over the weighted average period of 1.36 years. The total fair value of the RSUs vested during the year ended December 31, 2013 was RMB2.3 million (US$0.4 million).

Warrants

On February 7, 2013, we issued warrants to purchase 500,000 ADSs to an external consultant with an exercise price of US$8.50 per ADS in exchange for its financial advisory service. The exercise period commences on the date of issuance and expires on February 7, 2018. Pursuant to the warrant agreement, 250,000 warrants immediately vested upon issuance and the remaining 250,000 warrants will be vested on December 31, 2013 if we continue to retain the consultant as our financial advisor. However, we may at our sole discretion, terminate the consultant as our financial advisor without cause. On September 23, 2013, we terminated the consultant as our financial advisor and cancelled the second batch of the 250,000 unvested warrants. In accordance with ASC 505-50, the measurement date for the vested 250,000 warrants was February 7, 2013. The warrants issued to the consultant are classified as equity awards and measured based on the measurement date fair value of RMB0.01 per warrant. During the year ended December 31, 2013, 166,750 warrants were exercised.

On June 25, 2013, we issued fully-vested warrants to purchase 100,000 ADSs to an external consultant with an exercise price of US$12.92 per ADS in exchange for its financial advisory service. The exercise period commences on the date of issuance and expires on June 25, 2015. The exercise of these 100,000 warrants is subject to certain market conditions. In accordance with ASC 505-50, the measurement date for the vested 100,000 warrants was June 25, 2013. The warrants issued to the consultant are classified as equity awards and measured based on the measurement date fair value of RMB0.02 per warrant. On August 5, 2013, we issued 100,000 fully vested warrants to Champion Plus as payment for services rendered by Champion Plus on the issuance of the our ordinary shares in a private placement. Each warrant allows Champion Plus to purchase one ADS at US$10 per ADS. The exercise period commences six months after the issuance and expires on August 5, 2015. In accordance with ASC 505-50, the measurement date for the vested 100,000 warrants was August 5, 2013. The warrants issued to Champion Plus are classified as equity awards and measured based on the measurement date fair value of RMB0.04 per warrant. The total fair value of the warrants amounting to RMB3.6 million (US$0.6 million) was recognized as equity issuance cost, which was netted against the offering proceeds from the private placement.

On September 27, 2013, we issued fully-vested warrants to purchase 100,000 ADSs to an external consultant in exchange for its financial advisory service. Each warrant allows the consultant to purchase one ADS at US$15.6. The exercise period commences on the date of issuance and expires on September 27, 2015. The exercise of these 100,000 warrants is subject to certain market conditions. In accordance with ASC 505-50, the measurement date for the vested 100,000 warrants was September 27, 2013. The warrants issued to the consultant are classified as equity awards and measured based on the measurement date fair value of RMB0.01 per warrant.

Since all of the warrants granted, except for warrants to purchase 250,000 ADSs that were cancelled on September 23, 2013, were fully vested upon issuance, compensation expense of RMB6.6 million (US$1.1 million) was immediately recognized with a corresponding credit to additional paid-in capital on the respect grant date of the warrants during the year ended December 31, 2013.

Once performance is completed, the warrants were subject to the requirements of ASC topic 815, or ASC 815, Derivatives and Hedging, and be reclassified from equity to liability if they met the definition of derivative. In accordance with ASC sub-topic 815-40, or ASC 815-40, Derivatives and Hedging: Contracts in Entity’s Own Equity, if a contract could potentially be cash settled, and such settlement is not within the control of the issuer, the derivative is classified as an asset or liability, and changes in fair value are recognized in the statements of comprehensive income. We concluded that the warrants could only be physical settled but not net-cash settled. In addition, we evaluated ASC 815-40-15 and ASC 815-40-25-7 to ASC 815-40-25-35 and concluded that the warrants are indexed to the our own stock and meet all additional conditions for equity classification. Therefore, the warrants have been classified as equity since their respective issuance date.

All warrants were vested as of the date they were issued except for the 250,000 warrants cancelled on September 23, 2013. Nil and RMB6.6 million (US$1.1 million) was recognized as compensation expenses from the issuance of warrants with a corresponding credit to additional paid-in capital for the year ended December 31, 2012 and 2013, respectively.

The fair value of the warrants granted during the year ended December 31, 2013 at their respective issuance date was estimated by using the Black Scholes option pricing model or the binomial option pricing model with the following assumptions:

Risk-free interest rate	0.35%~1.25%
Expected dividend yield	—
Expected volatility range	44.49%~50.1%
Weighted average expected life	2 years
Suboptimal exercise factor	2
Estimated forfeiture rate	0%

Income Taxes

We follow the liability method of accounting for income taxes in accordance with ASC topic 740, or ASC 740, Income Taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities, net operating loss and tax credits carryforwards, using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. We record a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized.

We apply ASC 740 to account for uncertainty in income taxes. ASC 740 provides the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. We estimated liability for unrecognized tax benefits and the related interest and penalties are periodically assessed for adequacy and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. In future periods, changes in facts, circumstances, and new information may require us to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur. We have elected to classify interest and penalties related to unrecognized tax benefits, if and when required, as part of income tax expense in the consolidated statements of comprehensive income.

Goodwill

Goodwill represents the excess of the purchase price over the amounts assigned to the fair value of the assets acquired and the liabilities assumed of acquired businesses. In accordance with ASC topic 350, or ASC 350, Intangible – Goodwill and other, goodwill is not amortized, but rather is tested for impairment annually or more frequently if indicators of impairment present. We assign and assess goodwill for impairment at the reporting unit level. We determine that each reporting unit is identified at the component level, which is one level below the operating segment. The Dragon Joyce Group, OWX Group and 3GUU Group are identified as reporting units, as discrete financial information is available and segment management regularly reviews their operating results. Changes in the carrying amount of goodwill for the years ended December 31, 2012 and 2013 are as follows:

	Dragon Joyce Group	3GUU Group	OWX Group	Total
	RMB (in thousands)	RMB (in thousands)	RMB (in thousands)	RMB (in thousands)
Balance as of December 31, 2011	247,373	267,824	83,161	598,358
Goodwill acquired during the year	—	—	—	—
Impairment	—	—	(33,517)	(33,517)
Balance as of December 31, 2012	247,373	267,824	49,644	564,841
Goodwill acquired during the year	—	—	—	—
Impairment	—	—	—	—
Balance as of December 31, 2013	247,373	267,824	49,644	564,841
Balance as of December 31, 2013 (in thousands of US$)	40,863	44,241	8,201	93,305

The performance of the impairment test involves a two-step process. The first step of the impairment test involves comparing the fair value of the reporting unit with its carrying amount, including goodwill. Fair value is primarily determined by computing the future discounted cash flows expected to be generated by the reporting unit. If the carrying value exceeds the fair value, goodwill may be impaired. If this occurs, we perform the second step of the goodwill impairment test to determine the amount of impairment loss. The fair value of the reporting unit is allocated to its assets and liabilities in a manner similar to a purchase price allocation in order to determine the implied fair value of the reporting unit goodwill. If the carrying amount of the goodwill is greater than its implied fair value, the excess is recognized as an impairment loss. The annual goodwill impairment test is performed on December 31 of each year. No goodwill impairment loss was recognized for the years ended December 31, 2010 and 2011. For the year ended December 31, 2012, we adopted ASU No. 2011-08, or ASU 2011-08, Intangibles – Goodwill and other (ASC 350), pursuant to which we have the option to first assess qualitative factors to determine whether it is necessary to perform the two-step test. If we believe, as a result of the qualitative assessment, that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is required. Otherwise, no further testing is required.

As of December 31, 2012 and 2013, we performed the two-step goodwill impairment test on each of the reporting units. In estimating the fair value of each of the reporting units in the first step of the impairment test, significant management judgment was applied. We estimated the fair value of each of the reporting units using the income approach valuation methodology. The market-based valuation methodology is not considered appropriate because of the volatility of general market conditions as well as insufficient comparable companies. Under the income approach valuation methodology, estimates to determine the fair value of the reporting units include future operating results projected by us, discount rates, long-term sustainable growth rates and weighted average cost of capital, or WACC. The underlying assumptions used in the first step of the impairment test considered our market capitalization as of December 31, 2012 and 2013 as well as any impact from the current local operating environment in the PRC on the fair value of the reporting units. The fair value measurement is based on significant inputs that are not observable in the market and thus represents a Level 3 measurement as defined in ASC 820. The fair value estimates as of December 31, 2012 are based on the following assumptions:

	Dragon Joyce Group	OWX Group	3GUU Group
Discount rate	21.62%	21.77%	21.62%
Long-term sustainable growth rate	3%	3%	3%

The fair value estimates as of December 31, 2013 are based on the following assumptions:

	Dragon Joyce Group	OWX Group	3GUU Group
Discount rate	21.87%	25.03%	21.87%
Long-term sustainable growth rate	3%	3%	3%

As indicated by the market transition and decline in demand for handset design of feature phones, we determined that, as of December 31, 2012, the estimated fair value of the OWX Group reporting unit was less than its carrying value and performed the second step of the impairment test to determine the implied fair value of goodwill for the OWX Group reporting unit. The implied fair value of goodwill was determined by allocating the fair value of the reporting unit to all of the assets and liabilities including any unrecognized intangible assets of the reporting unit and compared to the carrying value of reporting unit goodwill to quantify the amount of impairment loss. For the year ended December 31, 2012, we recognized a goodwill impairment charge of RMB33.5 million (US$5.4 million).

The results of our annual impairment test as of December 31, 2012 indicated that the estimated fair values of the Dragon Joyce Group reporting unit and the 3GUU Group reporting unit exceeded their carrying values by 6.7% and 10.9%, respectively. The results of our annual impairment test as of December 31, 2013 indicated that the estimated fair values of the Dragon Joyce Group reporting unit, the 3GUU Group reporting unit and the OWX Group reporting unit exceeded their carrying values by 22%, 13% and 6%, respectively. We cannot guarantee that we will not record a material impairment charge in the future. Changes in our assumptions or estimates could materially affect the estimation of the fair value of a reporting unit and, therefore, could reduce the excess of fair value over the carrying value of a reporting unit and could result in goodwill impairment. Potential events and circumstances that could negatively affect the key assumption used in determining the fair value of a reporting unit may include (i) deterioration in overall economic conditions in future years (including increase in discount rates), (ii) business conditions or strategies changing from current assumptions, (iii) increased competition or loss of market share, or (iv) investors requiring high rates of return on equity investments in the marketplace.

Fair Value of Financial Instruments

Our financial instruments primarily include cash and cash equivalents, restricted cash, short-term investments, accounts receivables, other receivables, amounts due from related parties, contingently returnable consideration assets, short-term bank borrowings, accounts payable, amounts due to related parties and contingently redeemable ordinary shares. As of December 31, 2012 and 2013 the carrying values of these financial instruments, other than the contingently returnable consideration assets and contingently redeemable ordinary shares, approximated their fair values due to the short-term maturity of these instruments. The contingently returnable consideration assets were recorded at fair value as determined on the respective days of business acquisition and subsequently adjusted to the fair value at each reporting date. The contingently redeemable ordinary shares were initially recorded at issue price net of issuance costs. We recognize changes in the redemption value immediately as they occur and adjust the carrying value of the contingently redeemable ordinary shares to equal the redemption value at the end of each reporting period. We determined the fair values of the contingently returnable consideration assets with the assistance of an independent valuation firm.

We apply ASC topic 820, or ASC 820, Fair Value Measurements and Disclosures, in measuring fair value. ASC 820 defines fair value, establishes a framework for measuring fair value and requires disclosures to be provided on fair value measurement.

ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2—Include other inputs that are directly or indirectly observable in the marketplace.

Level 3—Unobservable inputs which are supported by little or no market activity.

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

As of December 31, 2012, we measure the fair value of the contingently returnable consideration assets using an income approach based on inputs that are unobservable in the market. As of December 31, 2013, we measure the fair value of the contingently returnable consideration assets based on our actual performance results.

Realized and unrealized gain for the years ended December 31, 2011, 2012 and 2013 was recorded as “Changes in fair value of contingently returnable consideration assets” in the consolidated statements of comprehensive income.

Internal Control Over Financial Reporting

During the preparation and external audit of our consolidated financial statements for the year ended December 31, 2013, we identified a material weakness in our internal control over financial reporting. The material weakness identified was identical to the one identified during the audit of our consolidated financial statements for the years ended December 31, 2010, 2011 and 2012. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of our company’s financial statements will not be prevented, or detected and corrected on a timely basis.

The material weakness identified related to insufficient personnel with U.S. GAAP expertise in the preparation and review of the financial statements and related disclosures in accordance with U.S. GAAP and SEC reporting requirements. Following the identification of the material weakness, we have taken initiatives to improve our internal control over financial reporting and disclosure controls. For example, we have (i) provided and continue to provide additional training for our new and existing personnel by expanding the training program on U.S. GAAP financial statement preparation and financial reporting and (ii) hired additional staff with financial reporting experience. In particular, since the beginning of 2013 we have hired one finance manager, two assistant finance managers and one internal audit manager.

However, the implementation of these measures may not fully address the material weaknesses in our internal control over financial reporting. We are not able to estimate with reasonable certainty the costs that we will need to incur to implement these and other measures designed to improve our internal control over financial reporting. For risks relating to internal control over financial reporting, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—If we fail to maintain an effective system of internal control over financial reporting, we may lose investor confidence in the reliability of our financial statements.”

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

	For the Year Ended December 31,
	2011		2012		2013
	RMB	% of Revenue	RMB	% of Revenue	RMB	US$	% of Revenue
	(in thousands except for percentages)
Net revenues
Games	204,794	84.1	172,185	91.8	319,218	52,731	90.4
Handset design	38,694	15.9	15,408	8.2	33,789	5,582	9.6

Total net revenues	243,488	100.0	187,593	100.0	353,007	58,313	100.0

Cost of revenues
Games	(79,311)	(32.6)	(74,878)	(39.9)	(124,506)	(20,567)	(35.3)
Handset design	(29,037)	(11.9)	(16,852)	(9.0)	(31,491)	(5,202)	(8.9)

Total cost of revenues	(108,348)	(44.5)	(91,730)	(48.9)	(155,997)	(25,769)	(44.2)

Gross profit
Games	125,483	51.5	97,307	51.9	194,712	32,164	55.2
Handset design	9,657	4.0	(1,444)	(0.8)	2,298	380	0.6

Total gross profit	135,140	55.5	95,863	51.1	197,010	32,544	55.8

Operating expenses
Selling expenses	(7,561)	(3.1)	(15,838)	(8.4)	(110,954)	(18,328)	(31.4)
General and administrative expenses	(16,263)	(6.7)	(35,633)	(19.0)	(55,925)	(9,238)	(15.8)
Research and development expenses	(24,566)	(10.1)	(35,071)	(18.7)	(54,294)	(8,969)	(15.4)
Impairment of goodwill	—	—	(33,517)	(17.9)	—	—	—
Impairment of intangible assets	—	—	(10,910)	(5.8)	(2,613)	(432)	(0.7)
Listing expenses	—	—	(17,307)	(9.2)	—	—	—

Total operating expenses	(48,390)	(19.9)	(148,276)	(79.0)	(223,786)	(36,967)	(63.4)

Operating income (loss)	86,750	35.6	(52,413)	(27.9)	(26,776)	(4,423)	(7.6)
Interest income	927	0.4	1,474	0.8	3,322	549	0.9
Other income, net	293	0.1	451	0.2	25,654	4,237	7.3
Changes in fair value of contingently returnable consideration assets	39,446	16.2	27,326	14.6	24,366	4,025	6.9

Income (loss) before income taxes and noncontrolling interest	127,416	52.3	(23,162)	(12.3)	26,566	4,388	7.5
Income tax benefit	35,927	14.8	8,689	4.6	197	33	0.1

Net income (loss)	163,343	67.1	(14,473)	(7.7)	26,763	4,421	7.6

2013 Compared to 2012

Net Revenues. Our net revenues increased by 88.2% to RMB353.0 million (US$58.3 million) in 2013 from RMB187.6 million in 2012. This increase was primarily due to greater revenue contribution from both self-developed and licensed social games resulting from our continued marketing efforts, game development, licensing and operation.

•	Games. Our games revenue increased by 85.4% to RMB319.2 million (US$52.7 million) in 2013 from RMB172.2 million in 2012, primarily due to (i) an increase in the number of social games from 7 in 2012, to 72 in 2013, which drove an increase in the number of paying users. The increase in games revenue also related to our transition from developing feature phone games to developing and publishing successful smartphone games. The increase also reflected the growing popularity of smartphone games and also the success of our Joyful Da Ying Jia poker game and other of our popular light social games and card games; and (ii) an increase in revenue from licensed games from RMB33.1 million in 2012 to RMB179.6 million in 2013.

•	Handset design. Our handset design revenue increased by 119.3% to RMB33.8 million (US$5.6 million) in 2013 from RMB15.4 million in 2012, primarily due to a greater number of smartphones produced which had a higher unit price than feature phones.

Cost of Revenues. Our cost of revenues increased by 70.1% to RMB156.0 million (US$25.8 million) in 2013 from RMB91.7 million in 2012. This increase was largely in line with the increase in revenues.

•	Games. Our cost of revenues attributable to games increased by 66.2% to RMB124.5 million (US$20.6 million) in 2013 from RMB74.9 million in 2012. This increase was primarily because of an increase in amortization of intangible assets, including game licensing fees, and an increase in amounts paid to payment channels.

•	Handset design. Our cost of revenues attributable to handset design increased by 86.4% to RMB31.5 million (US$5.2 million) in 2013 from RMB16.9 million in 2012, primarily due to costs related to our increased production of smartphone handsets.

Gross Profit and Gross Margin. As a result of the foregoing, our gross profit increased by 105.4% to RMB197.0 million (US$32.5 million) in 2013 from RMB95.9 million in 2012. Our gross margin increased to 55.8% in 2013 from 51.1% in 2012. This increase is attributable primarily to growth in the games publishing business, as the amount paid to mobile game developers is netted off against revenue and not booked under cost of revenues. Moreover, the percentage of fixed amortization costs also decreased in relation to the increase in revenue.

•	Games. Our gross profit attributable to games increased by 100.1% to RMB194.7 million in 2013 from RMB97.3 million in 2012. Our gross margin attributable to games increased to 61.0% in 2013 from 56.5% in 2012.

•	Handset design. We had a gross profit attributable to handset design of RMB2.3 million in 2013, as compared to a gross loss of RMB1.4 million in 2012.

Operating Expenses. Our total operating expenses increased by 50.9% to RMB223.8 million (US$37.0 million) in 2013 from RMB148.3 million in 2012. This increase was primarily because of an increase in selling expenses.

•	Selling expenses increased by 602.5% to RMB111.0 million in 2013 from RMB15.8 million in 2012. This was primarily due to an expansion of online advertising activities, including increased game promotion through web platforms, app stores and agents. Selling expenses as a percentage of net revenues increased to 31.4% in 2013 from 8.4% in 2012.

•	General and administrative expenses increased by 57.0% to RMB55.9 million in 2013 from RMB35.6 million in 2012 primarily because of increased headcount to support our growing operations. General and administrative expenses as a percentage of net revenues decreased to 15.8% in 2013 from 19.0% in 2012.

•	Research and development expenses increased by 54.7% to RMB54.3 million in 2013 from RMB35.1 million in 2012 primarily because of increased research costs to support our transition into developing a greater number of smartphone social games. Research and development expenses as a percentage of net revenues decreased to 15.4% in 2013 from 18.7% in 2012.

Operating Loss. We had an operating loss of RMB26.8 million (US$4.4 million) in 2013 and RMB52.4 million in 2012.

Other Income. We had other income of RMB25.7 million (US$4.2 million) in 2013, compared to other income of RMB0.5 million in 2012. Other income in 2013 mainly represented (i) gain on a disposal of Douwan, a subsidiary engaged in the sale and development of mobile games, in 2013, (ii) gain on bargain purchase, relating to our acquisition of Vogins, for which the purchase consideration was lower than the fair value of the net assets acquired and liabilities assumed, and (iii) government grants.

Changes in Fair Value of Contingently Returnable Consideration Assets. Our changes in fair value of contingently returnable consideration assets was a gain of RMB24.4 million (US$4.0 million) in 2013, primarily due to an increase in the fair value of the consideration shares to be returned to VODone pursuant to the contingent conditions related to the acquisitions of the 3GUU Group. Beginning in 2014, we will no longer have changes in fair value of contingently returnable consideration assets related to our historical reorganization as the contingently returnable consideration assets were fully settled as of December 31, 2013.

Income Tax. We had an income tax benefit of RMB0.2 million (US$33,000) in 2013, compared to an income tax benefit of RMB8.7 million in 2012. Our effective tax rate was 0.75% in 2013, compared to -37.5% in 2012, primarily because we became profitable in 2013.

Net Income (Loss). As a result of the foregoing, we recorded a net income of RMB26.8 million (US$4.4 million) in 2013, representing an increase of RMB41.3 million from the net loss of RMB14.5 million in 2012. Our non-GAAP net income, excluding (i) share-based compensation expenses, (ii) goodwill and intangible assets impairment loss and (iii) listing expenses, was RMB43.4 million (US$7.2 million) in 2013, compared with RMB61.3 million in 2012. See “Item 3. Key Information—A. Selected Financial and Operating Data—Non-GAAP Financial Information” for important information about non-GAAP financial measures.

2012 Compared to 2011

Net Revenues. Our net revenues decreased by 23.0% to RMB187.6 million in 2012 from RMB243.5 million in 2011. This decrease was primarily because 2012 was largely a transitional year for us, as management’s focus was concentrated on the research and development of our new generation of social games and expanding our publishing platform.

•	Games. Our games revenue decreased by 15.9% to RMB172.2 in 2012 from RMB204.8 million in 2011, primarily due to our decision to direct significant resources towards developing a new generation of Android and iOS-based social games and a market shift away from feature phones.

•	Handset design. Our handset design revenue decreased by 60.2% to RMB15.4 million in 2012 from RMB38.7 million in 2011, primarily due to the transitioning of our handset design focus from designing feature phones to smartphones, which resulted in fewer feature phone contracts.

Cost of Revenues. Our cost of revenues decreased by 15.3% to RMB91.7 million in 2012 from RMB108.3 million in 2011. This was primarily due to a decrease in the amount paid to agents who pre-install our feature phone games and a decline in distribution costs for smartphone games.

•	Games. Our cost of revenues attributable to games decreased by 5.6% to RMB74.9 million in 2012 from RMB79.3 million in 2011. This was primarily because of a decrease in the amount paid to agents who pre-install our feature phone games and a decline in distribution costs for smartphone games.

•	Handset design. Our cost of revenues attributable to handset design decreased by 42.0% to RMB16.9 million in 2012 from RMB29.0 million in 2011, primarily due to a decrease in component costs as sales orders decreased because of our transitioning from designing feature phones to smartphones.

Gross Profit and Gross Margin. As a result of the foregoing, our gross profit decreased by 29.1% to RMB95.9 million in 2012 from RMB135.1 million in 2011. Our gross margin decreased to 51.1% in 2012 from 55.5% in 2011. This decline is attributable primarily to the decline in gross margin attributable to handset design because of a decline in revenues compared to fixed costs.

•	Games. Our gross profit attributable to games decreased by 22.5% to RMB97.3 million in 2012 from RMB125.5 million in 2011. Our gross margin attributable to games decreased slightly to 56.5% in 2012 from 61.3% in 2011.

•	Handset design. We had a gross loss attributable to handset design of RMB1.4 million in 2012, as compared to a gross profit of RMB9.7 million in 2011. Our gross margin attributable to handset design decreased to -9.4% in 2012 from 25.0% in 2011, primarily because of a decline in revenues compared to fixed costs.

Operating Expenses. Our total operating expenses increased by 206.4% to RMB148.3 million in 2012 from RMB48.4 million in 2011. This increase was primarily because in 2012 we incurred impairment losses for goodwill and intangible assets, one-time listing expenses, share-based compensation expenses and greater research and development expenses. General and administrative expenses as a percentage of net revenues increased to 19.0% in 2012 from 6.7% in 2011 primarily due to share-based compensation expenses relating to share options and restricted share units we issued in February and March 2012, respectively, to incentivize management and research and development personnel. Research and development expenses as a percentage of net revenues increased to 18.7% in 2012 from 10.1% in 2011, primarily due to that we directed resources towards the development of our new generation of smartphone games and mobile Game Center application for Android-based smartphones. Selling expenses as a percentage of net revenues increased to 8.4% in 2012 from 3.1% in 2011, primarily due to increases in payroll for selling-related departments as we hired more people to grow our business.

During 2012, we recorded a non-cash impairment of goodwill of RMB33.5 million and a non-cash impairment of intangible assets of RMB10.9 million. Both impairment charges reflect a decline in the fair value of OWX Holding, our subsidiary engaged in the handset design business, the assets of which were mostly acquired in October 2010. The decline in the fair value is largely the result of transitioning the handset design business from feature phone to smartphone design, as prior to 2012 OWX Holding designed mainly feature phone handsets, and reflects our conservative estimate of the fair value of OWX. The fair value is estimated using the discounted cash flow model.

Operating Income (Loss). We had an operating loss of RMB52.4 million in 2012, which represents a decrease of 160.4% from an operating income of RMB86.8 million in 2011. As a result of the cumulative effect of the above factors, the operating margin decreased to -27.9% in 2012 from 35.6% in 2011.

Changes in Fair Value of Contingently Returnable Consideration Assets. Our changes in fair value of contingently returnable consideration assets was a gain of RMB27.3 million in 2012, primarily due to an increase in the fair value of the consideration shares to be returned to VODone pursuant to the contingent conditions related to the acquisitions of the 3GUU Group and the OWX Holding Group.

Income Tax. We had an income tax benefit of RMB8.7 million in 2012, compared to RMB35.9 million in 2011. Our effective tax rate was -37.5% in 2012, compared to -28.2% in 2011, primarily due to the reversal of deferred tax liabilities as a result of the full impairment of RMB10.9 million made to the intangible assets.

Net Income (Loss). As a result of the foregoing, we recorded a net loss of RMB14.5 million in 2012, represented a decrease by RMB177.8 million, or 108.9%, from the net income of RMB163.3 million in 2011. Our non-GAAP net income, excluding (1) share-based compensation expenses, (2) goodwill and intangible assets impairment loss and (3) listing expenses, was RMB61.3 million in 2012, compared with RMB164.2 million in 2011. See “Item 3. Key Information—A. Selected Financial and Operating Data—Non-GAAP Financial Information” for important information about non-GAAP financial measures.

Selected Quarterly Results of Operations

The following table presents our unaudited consolidated quarterly results of operations for the four quarters ended December 31, 2013. You should read the following table in conjunction with our consolidated financial statements and the accompanying notes included elsewhere in this prospectus. We have prepared the unaudited consolidated quarterly financial information on the same basis as our audited consolidated financial statements. This unaudited consolidated financial information includes all adjustments, consisting of normal and recurring adjustments that we consider necessary for a fair representation of our financial position and results of operations for the quarters presented. Our operating results for any particular quarter are not necessarily indicative of our future results. Our limited operating history makes it difficult to predict future operating results. The historical quarterly results presented below are not necessarily indicative of the results that may be expected for any future quarters or periods.

	For the three months ended
	March 31, 2013	June 30, 2013	September 30, 2013	December 31, 2013
	RMB	RMB	RMB	RMB
	(in thousands)
	(unaudited)
Net revenues
Games	29,019	54,319	89,163	146,717
Handset design	7,528	17,649	8,893	(281)[3]

Total net revenues	36,547	71,968	98,056	146,436

Cost of revenues
Games	(14,746)	(22,302)	(33,514)	(53,944)
Handset design	(7,205)	(16,757)	(7,431)	(98)

Total cost of revenues	(21,951)	(39,059)	(40,945)	(54,042)

Gross profit
Games	14,273	32,017	55,649	92,773
Handset design	323	892	1,462	(379)

Total gross profit	14,596	32,909	57,111	92,394

Operating expenses
Selling expenses	(7,563)	(17,257)	(34,221)	(51,913)
General and administrative expenses	(13,818)	(17,430)	(10,533)	(14,144)
Research and development expenses	(8,775)	(11,394)	(14,213)	(19,912)
Impairment of intangible assets	(2,613)	—	—	—

Total operating expenses	(32,769)	(46,081)	(58,967)	(85,969)

Operating (loss) income	(18,173)	(13,172)	(1,856)	6,425
Interest income	405	782	1,220	915
Other income, net	113	1,069	14,383	10,089
Changes in fair value of contingently returnable consideration assets	(2,804)	(777)	11,163	16,784
(Loss) income before income taxes and noncontrolling interests	(20,459)	(12,098)	24,910	34,213

Income tax (expenses) benefit	(1,133)	(482)	729	1,083

Net income (loss)	(21,592)	(12,580)	25,639	35,296

3	Negative revenue for handset design in the fourth quarter of 2013 was due to changes in foreign exchange that were re-calculated in the fourth quarter of 2013. Our Hong Kong subsidiary engaged in the handset design business used US dollars as its functional currency.

Our net revenues increased in each consecutive quarter of 2013 as we increased the number of our social games and transitioned from mainly developing feature phone games to publishing and developing successful smartphone games. This transition was driven by the increasing popularity of smartphone games and increased revenue we receive from licensed games. Our cost of revenue increased in each consecutive quarter of 2013, primarily because of an increase in amortization of intangible assets, including game licensing fees, and an increase in amounts paid to payment channels.

Our operating expenses increased in each consecutive quarter of 2013, primarily because of an increase in selling expenses. Our selling expenses increased due to an expansion of online advertising activities, including increased game promotion through web platforms, app stores and agents. This increased reliance on online platforms is related to our transition to developing and publishing a greater number of smartphone games which are accessed through those platforms rather than through pre-installations. Our general and administrative expenses fluctuated because of changes in share-based compensation expenses while other general and administrative items remained relatively stable. Our research and development expenses increased as we incurred greater headcount to develop smartphone games.

We had a net loss for the first two quarters of 2013 and net income for the third and fourth quarters of 2013. The shift from net loss to net income was primarily due to increased revenue which was partially offset by increases in cost of revenue and operating expenses.

Our quarterly results of operations are less affected by seasonal trends and more by the life span and the build-up and phase-out periods of our mobile games. We generally experience lower user traffic and acquire fewer new users for our games during the build-up and phasing-out periods of the games. Many of our new games, especially social games, sometimes require significant build-up periods during which players are first introduced to the games and the games increase in popularity among our players. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Our new games may not be commercially successful and we may not be able to attract new players.”

B.	Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the periods indicated.

	For the Year Ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$
	(in thousands)
Net cash generated from (used in) operating activities	108,461	47,815	(60,663)	(10,021)
Net cash generated from (used in) investing activities	(16,584)	(100,051)	(77,561)	(12,812)
Net cash generated from (used in) financing activities	(8,400)	(6,272)	260,427	43,019
Exchange rate effect on cash and cash equivalents	(278)	7	(1,813)	(299)
Net increase/(decrease) in cash and cash equivalents	83,199	(58,501)	120,390	19,887
Cash and cash equivalents at beginning of the period	104,038	187,237	128,736	21,266
Cash and cash equivalents at end of the period	187,237	128,736	249,126	41,153

We have financed our operations primarily through cash from operations. We did not have any short-term or long-term bank borrowings outstanding as of December 31, 2011 and 2012. As of December 31, 2013, we had RMB14.0 million (US$2.3 million) in outstanding short-term borrowings that were fully repaid in January 2014. As of December 31, 2011, 2012 and 2013, we had RMB187.2 million, RMB128.7 million and RMB249.1 million (US$41.2 million), respectively, in cash and cash equivalents. Our cash position declined from 2011 to 2012 primarily due to a decrease in cash generated from operating activities and due to an increase in cash used in investing activities relating in part to the deposit of RMB45 million in short-term deposits to generate higher interest income. Our principal uses of cash were historically consisted of working capital. Our cash position improved from 2012 to 2013 primarily due to proceeds raised through private offerings of equity. Our cash and cash equivalents consist of cash on hand and bank deposits placed with commercial banks in China and Hong Kong.

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

Since we are a holding company, our ability to pay dividends and meet other cash needs relies principally on the dividends paid by our PRC subsidiaries. A part of our business also depends on service fees and management fees payable by our VIEs, to our WFOEs under the technology services agreements, market promotion agreements and supplementary agreements between our VIEs and our WFOEs. Earnings of our PRC subsidiaries would be paid to our offshore intermediate holding companies, and from these companies to us, mainly through dividend distributions. Current PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. As of December 31, 2013, our PRC subsidiaries had an aggregate accumulated profit of RMB169.9 million (US$28.1 million) as determined under the applicable Chinese accounting standards, consisting of RMB83.6 million (US$13.8 million) accumulated losses from certain PRC subsidiaries. The primary difference between accumulated profits calculated pursuant to PRC accounting standards and regulations as compared to accumulated profits calculated pursuant to U.S. GAAP as presented in the Company’s financial statements relates to the recognition of liabilities for unrecognized tax benefits and the related interest and penalties in accordance with ASC 740 under U.S. GAAP. Our relevant PRC subsidiaries are not able to distribute dividends to us until the accumulated losses have been made up.

The aggregate undistributed earnings of our PRC subsidiaries that are available for distribution to non-PRC tax resident parent companies are considered to be indefinitely reinvested under ASC 740 and, therefore, we did not incur a tax liability charge for these undistributed earnings. As of December 31, 2013, the amount of such undistributed earnings was RMB229 million (US$38 million). If our PRC subsidiaries were to distribute all of these earnings to their respective non-PRC tax resident parent companies, such distributions would be subject to PRC withholding tax of up to 10%. The undistributed earnings generated before January 1, 2008 are exempt from PRC withholding tax if distributed to the foreign investor in 2008 or later. For a detailed discussion with respect to the PRC withholding tax impact associated with the repatriation of undistributed earnings of our PRC subsidiaries, see “Item 3. Key Information—D. Risk factors—Risks Related to Doing Business in China—The New EIT Law will affect tax exemptions on dividends to be paid by our PRC subsidiaries to us through our Hong Kong subsidiaries and we may not be able to obtain certain treaty benefits under the relevant tax treaty.”

In addition, each of our subsidiaries and our VIEs in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. These reserves are not distributable as cash dividends. The amounts restricted include paid-in capital and general or statutory reserve funds of our PRC subsidiaries and the net assets of the VIEs, as determined pursuant to PRC generally accepted accounting principles, totaled RMB158 million (US$26 million) as of December 31, 2013. Furthermore, if our subsidiaries in China incur debt on their own behalf in the future, the instruments governing the debt may restrict the ability of our PRC subsidiaries to pay dividends and make other distributions to us.

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

In addition, our PRC legal counsel, Guantao Law Firm, is of the opinion that prior CSRC approval for the distribution was not required because we are not an offshore special purpose vehicle controlled directly or indirectly by PRC companies or individuals as defined by the New M&A Rules. If the CSRC or other PRC regulatory agencies subsequently determine that prior CSRC approval was required under the M&A Rules for the listing and trading of the ADSs on the Nasdaq Global Market, we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies, which could materially adversely affect the timing of any future registered offering and our ability to fund our PRC subsidiaries. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The approval of the China Securities Regulatory Commission, or the CSRC, might have been required in connection with the listing and trading the ADSs on the Nasdaq Global Market.”

Operating Activities

Net cash used in operating activities was RMB60.7 million (US$10.0 million) in 2013, while our net income was RMB26.8 million (US$4.4 million). The difference was primarily due to increases in prepayments and other current assets of RMB72.2 million (US$11.9 million) related to prepaid marketing expenses as well as prepayments made to content providers for additional games, as well as increase in accounts receivable of RMB88.3 million (US$14.6 million) corresponding with increases in revenue. These were partially offset by an increase in accounts payable of RMB53.8 million (US$8.9 million) related to increases in revenue and the expansion of our publishing business, as well as amortization of intangible assets of RMB22.7 million (US$3.8 million). The amortization of intangible assets primarily reflects the amortization of game license fees.

Net cash from operating activities was RMB47.8 million in 2012, while our net loss was RMB14.5 million. The difference was primarily due to adjustments for a loss on impairment of goodwill of RMB33.5 million and a loss on impairment of intangible assets of RMB10.9 million, as well as an adjustment of amortization of intangible assets of RMB23.6 million. Both the impairments of goodwill and intangible assets reflect a decline in the fair value of OWX Holding resulting largely from transitioning our handset design business from feature phone to smartphone design. These were partially offset by changes in the fair value of contingently returnable consideration assets of RMB27.3 million due to an increase in the fair value of the consideration shares to be returned to VODone pursuant to the contingent conditions related to the acquisitions of the 3GUU Group and the OWX Holding Group.

Net cash from operating activities was RMB108.5 million in 2011, while our net income was RMB163.3 million. The difference was due primarily to an adjustment of amortization of intangible assets of RMB19.7 million and a decrease in amounts due from related parties of RMB16.6 million due to fewer transactions going through Kuailefeng as we transferred their players to us and a number of service providers ceasing to be our related parties, offset by adjustments to changes in fair value of contingently returnable consideration assets to RMB39.4 million due to that a greater amount than expected of the consideration shares from our acquisitions of Dragon Joyce Group and OWX Holding Group were returned to VODone and an increase in accounts receivable of RMB19.1 million due to increased receivable from service providers because China Mobile lengthened its payment period to our service providers from an average of 70 to 80 days in 2010 to an average of 120 to 150 days in 2011.

Investing Activities

Net cash used in investing activities was RMB77.6 million (US$12.8 million) in 2013 primarily due to acquisition of intangible assets of RMB50.1 million (US$8.3 million) relating to the acquisition of additional games, the acquisitions of property and equipment of RMB14.3 million relating to the purchases of additional equipment and establishment of new offices, and an outflow of RMB6.8 million (US$1.1 million) relating to purchases of short-term investments netted off of the maturity of short-term investments.

Net cash used in investing activities was RMB100.1 million in 2012 primarily due to purchases of short-term investment of RMB45.0 million, which consisted of short-term fixed rate bank deposits, and investments in long-term assets of RMB40.0 million, which consisted largely of prepayment for the use of distribution channels.

Net cash used in investing activities was RMB16.6 million in 2011 primarily due to our acquisition of property and equipment of RMB5.0 million for the purchases of additional equipment and renovation of certain of our newly-leased office spaces and our acquisition of intangible assets of RMB11.6 million for the acquisition of additional games.

Financing Activities

Net cash from financing activities was RMB260.4 million (US$43.0 million) in 2013, due to proceeds from issuance of ordinary shares of RMB256.3 million (US$42.3 million) related to private placements of our ordinary shares. See “Item 4. Information on the Company—A. History and Development of the Company—Share Purchase Agreement and Private Placements.”

Net cash used in financing activities was RMB6.3 million in 2012, due to dividends paid of RMB63.0 million in February 2012 and payment for listing costs of RMB17.3 million, relating to the listing of our ordinary shares on the Nasdaq Global Market in September 2012, and were partially offset by cash received from the issuance of contingently redeemable ordinary shares of RMB73.8 million, relating to shares issued to Core Tech and PVG for subscription of our ordinary shares pursuant to the share purchase agreement with Mediatek.

Net cash used in financing activities was RMB8.4 million in 2011, due to dividend paid in December 2011 for the purpose of distributing the undistributed retained earnings of the OWX Group to their respective shareholders.

Capital Expenditures

We had capital expenditures of RMB16.6 million in 2011, RMB42.0 million in 2012 and RMB64.5 million (US$10.7 million) in 2013. In 2013, our capital expenditures related to purchases of property and equipment related to the establishment of new offices and an increase in the acquisition of intangible assets related to game licensing fees.

Recently Issued Accounting Pronouncements

In July 2013, the Financial Accounting Standards Board issued ASU No. 2013-11, Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists, which concludes an unrecognized tax benefit should be presented as a reduction of a deferred tax asset when settlement in this manner is available under the tax law. The amendments are effective for reporting periods beginning after December 15, 2013. Early adoption is permitted. We do not expect the adoption of ASU No. 2013-11 will have a significant effect on our consolidated financial statements.

C.	Research and Development, Patents and Licenses

Product Development

See “Item 4. Information on the Company—B. Business Overview— Game Development.”

Intellectual Property

We regard our copyrights, trademarks, trade secrets and similar intellectual property as critical to our success, and rely on trademark and copyright law, trade secret protection and confidentiality agreements with our employees, suppliers and others to protect our proprietary rights.

We have applied for the registration of the “Joygame” trademark in China. As of December 31, 2013, we have registered 30 copyrights for software we developed or acquired from third parties with the State Copyright Bureau of the PRC. In addition, we have registered nine domain names, including www.cmge.com and www.51pk.com.

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

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for 2011, 2012 and 2013 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.	Contractual Obligations

The following table sets forth our contractual commitments as of December 31, 2013.

	Payment Due by Period
Contractual Obligations	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
	(In thousands of RMB)
Operating lease commitments	35,370	—	29,651	5,719	—

The operating lease obligations relate to lease agreements with lessors of our offices in China, including offices in Beijing, Guangzhou and Shenzhen, under leases with terms ranging from one to five years. Other than the contractual obligations set forth above, we do not have other material commitments or long-term obligations as of December 31, 2013.

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

In some cases, you can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:

•	our growth strategies as well as our business plans;

•	our future development, results of operations and financial condition;

•	our ability to continue to develop new and attractive products and services;

•	our ability to continue to develop new technologies and/or upgrade our existing technologies;

•	our ability to attract and retain players and further enhance our brand recognition;

•	the expected growth of and trends in the mobile game industry in China;

•	PRC governmental policies and regulations relating to the mobile game industry in China;

•	competition in the mobile game industry; and

•	general economic and business conditions in China.

This annual report also contains data related to the mobile game industry in China, including projections that are based on a number of assumptions. These market data include market data from Analysys. The mobile game industry in China may not grow at the rates projected by the market data, or at all. The failure of the markets to grow at the projected rates may have a material adverse effect on our business and the market price of the ADSs. In addition, the rapidly changing nature of the mobile game industry in China subjects any projections or estimates relating to the growth prospects or future condition of our market to significant uncertainties. If any one or more of the assumptions underlying the market data turns out to be incorrect, our actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

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

Name	Age	Position
Lijun Zhang	50	Chairman of the board
Hendrick Sin	39	Vice-chairman of the board
Yongchao Wang	40	Vice-chairman of the board
Ken Jian Xiao	34	Director and chief executive officer
Ken Fei Fu Chang	39	Director and chief financial officer
Estella Yi Kum Ng	56	Independent director
Chen-Wen Tarn	53	Independent director
David Ku	44	Independent director
Joel Chang	45	Independent director
Shuling Ying	32	President
Zhenyu Hu	45	Chief operating officer

Lijun Zhang has been our chairman since the completion of our reorganization in August 2011. He has been the chairman of VODone, our principal shareholder, since its inception. He is the chairman of China APEC Development Council, vice chairman of the China Internet Association, council member of the Association for Relations Across the Taiwan Strait, vice chairman of China Social Workers Association, vice president of China WTO Research Institute, honorary president of the Council of Beijing Association of Online Media, and a standing member of China Copyright Council. Dr. Zhang is also a professor of Nankai University in China, an honorary professor of the University of Sydney in Australia and an experienced expert in China’s Internet media. Dr. Zhang holds a doctorate degree in economics from Nankai University in July 2002.

Hendrick Sin has been our vice-chairman since the completion of our reorganization in August 2011. Mr. Sin has approximately 17 years of experience in finance and investment banking. He was VODone’s executive director and chief financial officer from 2009 until 2012. Prior to joining VODone, he was a director of investment banking advisory at HSBC and advised on a wide range of notable equity fund raisings and merger and acquisition transactions involving PRC and Hong Kong corporations. He graduated from Stanford University in 1997 with a master’s degree in engineering-economic systems and operations research. He also holds three bachelor’s degrees in computer science/mathematics, economics and industrial management with honors from Carnegie Mellon University. Mr. Sin is a member of the Hong Kong Institute of Directors.

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

Mr. Xiao founded Huiyou in 2007 and is the chairman of Dragon Joyce. Prior to founding Huiyou, he founded Infomobile, a company acquired by Samsung in August 2003. He was an initial key member of A8 Digital Music, a company listed on the Hong Kong Stock Exchange. Mr. Xiao graduated from South China Normal University in 2008 with a bachelor’s degree in law.

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

David Ku became our director in July 2013. Mr. Ku serves as the chief financial officer of Mediatek. Prior to that, he worked in the JPMorgan Investment Bank as a Vice President. Mr. Ku received a master’s of business administration degree from the University of Illinois at Urbana Champaign.

Joel Chang became our director in September 2013. Mr. Chang is the Managing Partner of AID Partners, or AID, and one of its original founders. He has considerable strategic, financial and advisory experience. Prior to founding AID, he was the Chief Investment Officer at Investec Asia, a direct investment house initiated by Investec Bank (UK). Prior to that, he was the managing director of an investment banking unit of China Everbright Capital Ltd. Previous to that, he worked with BNP Paribas Peregrine for seven years and prior his departure, was an executive director of BNP Paribas Peregrine and the first managing director of Changjiang BNP Peregrine, one of the first Sino-foreign securities joint ventures in China. Joel also worked for Societe

Generale, UOB Hong Kong and Arthur Andersen & Co. in the 1990s. Mr. Chang was also an independent non-executive director of Kingsoft Corporation Ltd. (3888.HK) and was previously an executive director and chief financial officer of Orange Sky Golden Harvest Entertainment Holding Co. Ltd. (1132.HK). He is also a member of the People’s Political Consultative Committee of the PRC (Beihai Guangxi). He is a certified public accountant and member of the Australian Society of Public Accountants and the Hong Kong Institute of Certified Public Accountants.

Shuling Ying became our president in October 2013. He has extensive experience in the licensing, publishing, operation and marketing of mobile games and helps manage our publishing business. Prior to joining our company, Mr. Ying served as a director of the investment division of Standard Chartered Bank Shanghai branch from 2006 to 2008.

Zhenyu Hu has been with our company since our inception and is our chief operating officer. He has over 10 years of experience in commercial operations and team management. Mr. Hu has also been the assistant general manager of 3GUU BVI since 2006. Mr. Hu is instrumental in our strategic planning, and in developing strategic partnerships for mobile game business with China Mobile, China Unicom and China Telecom. Mr. Hu obtained a bachelor’s degree in marketing from Jiangxi Academy for Specialized Economic Management in 2006.

B.	Compensation of Directors and Executive Officers

Compensation of Directors and Executive Officers

For the year ended December 31, 2011, 2012 and 2013, we paid an aggregate of RMB1.3 million, RMB2.3 million and RMB6.5 million (US$1.1 million), respectively, in cash compensation to our executive officers. Our PRC subsidiaries and VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her retirement benefit, medical insurance benefits, housing funds, unemployment and other statutory benefits. Other than the above-mentioned statutory contributions mandated by applicable PRC law, we have not set aside or accrued any amount of cash to provide pension, retirement or other similar benefits to our officers and directors.

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

On January 13, 2014, we granted options to purchase 417,963 ADSs and executive officers. 25% of these options will vest on the first anniversary of the grant date. The remaining 75% of these options will vest in 12 equal quarterly tranches beginning one calendar quarter after the first anniversary of the date of grant. The exercise price of these options is US$29.03 per ADS (US$2.07 per share).

On January 13, 2014, we granted options to purchase 1,811,854 ADSs to directors and executive officers. The options will vest in three equal annual tranches beginning March 15, 2015, subject to our company reaching certain profit targets set forth in the option grant agreement. The exercise price of these options is US$29.03 per ADS (US$2.07 per share). On January 13, 2014, we also granted options to purchase 78,000 ADSs to an employee that will vest in three equal tranches beginning on January 1, 2015. The exercise price of these options is $29.03 per ADS (US$2.07 per share.)

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

Eligibility. We may grant awards to our employees, directors, consultants or service recipients, which include those of our subsidiaries or any VIEs.

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

The table below sets for the option grants made to our directors and executive officers pursuant to the Share Option Scheme.

Name	Ordinary Shares Underlying Outstanding Options		Exercise Price (US$/Share)	Date of Grant	Expiration Date
Lijun Zhang	3,039,494	(1)	$0.605	February 6, 2012	February 5, 2017
	1,656,200		$0.464	February 8, 2013	February 7, 2018
Hendrick Sin	3,039,495		$0.605	February 6, 2012	February 5, 2017
	1,656,200		$0.464	February 8, 2013	February 7, 2018
	1,890,000		$2.074	January 13, 2014	January 12, 2019
Yongchao Wang	2,339,733		$0.605	February 6, 2012	February 5, 2017
	1,656,200		$0.464	February 8, 2013	February 7, 2018
	1,400,000		$2.074	January 13, 2014	January 12, 2019
Ken Jian Xiao	3,039,495		$0.605	February 6, 2012	February 5, 2017
	1,656,200		$0.464	February 8, 2013	February 7, 2018
	12,682,978		$2.074	January 13, 2014	January 12, 2019
Ken Fei Fu Chang	3,039,495		$0.605	February 6, 2012	February 5, 2017
	1,656,200		$0.464	February 8, 2013	February 7, 2018
	1,400,000		$2.074	January 13, 2014	January 12, 2019
Zhenyu Hu	346,167		$0.605	February 6, 2012	February 5, 2017
	471,800		$0.464	February 8, 2013	February 7, 2018
Estella Yi Kum Ng	331,800		$0.464	February 8, 2013	February 7, 2018
Chen-Wen Tarn	1,656,200		$0.464	February 8, 2013	February 7, 2018
	1,092,000		$2.074	January 13, 2014	January 12, 2019

(1)	Includes options held by Dr. Zhang’s wife, Chun Wang.

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

Warrants

In January 2014, we granted warrants representing 1,911,000 Class A ordinary shares to Dr. Zhang. Dr. Zhang can exercise these warrants in four equal annual tranches beginning one calendar quarter after the first anniversary of the date of grant. The exercise price of these options is US$29.34 per ADS (US$2.10 per share). The warrants were awarded to incentivize Dr. Zhang and further align his interests with our company.

C.	Board Practices

Board of Directors

Currently, we have nine directors on our board of directors. Pursuant to our memorandum and articles of association, at each general meeting one-third of the directors for the time being retire from office by rotation. A director is not required to hold any shares to qualify for appointment. A director may vote with respect to any contract, proposed contract or arrangement in which he is materially interested as long as he or she has made a declaration of the nature of such interest. Our board of directors may exercise all the powers of the company to borrow money, to mortgage or charge its undertaking, property and uncalled capital, or any part thereof, and to issue debentures, debenture stock or other securities whether outright or as security for any debt, liability or obligation of our company or of any third-party.

Committees of the Board of Directors

We have established an audit committee, a compensation committee and a corporate governance and nominating committee.

Audit Committee

Our audit committee consists of Mr. Joel Chang, Ms. Ng and Mr. Tarn all of whom satisfy the “independence” requirements of Section 5605(a)(2) of the Nasdaq Listing Rules and under Rule 10A-3 under the Exchange Act. Ms. Ng is the chair of our audit committee.

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

In 2013 our audit committee met four times.

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

In 2013 our compensation committee met one time.

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

In 2013, our corporate governance and nominating committee met one time.

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

Employees

We had 339, 418 and 1,211 full-time employees as of December 31, 2011, 2012 and 2013, respectively. The following table sets forth the number of our employees categorized by areas of operations as of December 31, 2013:

Function	Number of Employees
Research and game development	518
Management and general administration	115
Operations, sales and marketing, and technology support	578

Total	1,211

Substantially all of our employees are based in the PRC. In accordance with PRC laws, our full-time employees in China participate in various employee benefit plans required by the government, including pension, medical benefit plans, unemployment insurance, work-related injury insurance and maternity insurance. The increase in the number of employees from December 31, 2012 to December 31, 2013 reflects the growing scope of our business operations.

Compensation for our full-time employees typically consists of base salary, seniority pay and other subsidies. In addition, based on our results of operations, we may award bonuses to our employees solely at our discretion.

E.	Share Ownership

The following table sets forth information with respect to beneficial ownership of our ordinary shares as of February 20, 2014 by:

•	each of our directors and executive officers; and

•	each person known to us to beneficially own 5% and more of our total outstanding Class A and Class B ordinary shares.

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

	Class A Ordinary Shares Beneficially Owned(1)		Class B Ordinary Shares Beneficially Owned(1)		Total Shares Beneficially Owned(2)	Total Voting Power(1)
Name	Number	Percent(3)	Number	Percent(3)	Percent(3)	Percent(3)
Directors and Senior Officers:
Lijun Zhang(4)	21,003,935	9.8%	180,821,228	100%	51.2%	82.8%
Hendrick Sin(5)	12,278,870	5.8%	—	—	3.1%	1.1%
Yongchao Wang(6)	28,575,590	13.4%	—	—	7.3%	2.6%
Ken Jian Xiao	*	*	—	—	*	*
Ken Fei Fu Chang	*	*	—	—	*	*
Estella Yi Kum Ng	*	*	—	—	*	*
Chen-Wen Tarn(7)	11,449,867	5.4%	—	—	2.9%	1.0%
David Ku(8)	15,450,144	7.3%	—	—	3.9%	1.4%
Joel Chang	—	—	—	—	—	—
Shuling Ying	—	—	—	—	—	—
Zhenyu Hu	*	*	—	—	*	*
All Directors and Executive Officers as a group	92,983,349	42.1%	180,821,228	100%	68.2%	88.6%

Other Principal Shareholders
VODone Limited(9)	8,795,864	4.2%	180,821,228	100%	48.3%	81.8%
Trilogic Investments Limited(6)	27,341,554	12.9%	—	—	7.0%	2.5%
Champion Plus Group Limited(10)	29,400,000	13.9%	—	—	7.5%	2.6%

*	Less than 1% of our total outstanding Class A and Class B ordinary shares.
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
(2)	Represents the total shares beneficially owned as a percentage of our total outstanding Class A and Class B ordinary shares as of February 20, 2014.
(3)	Assumes 392,254,315 ordinary shares outstanding as of February 20, 2014, comprised of 211,433,087 Class A ordinary shares and 180,821,228 Class B ordinary shares. Each holder of our Class B ordinary shares is entitled to five votes per Class B common share. Our Class B ordinary shares are convertible at any time by the holder into Class A ordinary shares on a share-for-share basis.
(4)	Consists of (a) 3,296,660 Class A ordinary shares held by Dr. Lijun Zhang personally, including 2,527,700 Class A ordinary shares in the form of American Depositary Shares; (b) 6,977,614 Class A ordinary shares held by Big Step Group Limited and beneficially owned by Dr. Zhang due to that Dr. Zhang is the sole shareholder of Big Step Group Limited; (c) 1,933,797 Class A ordinary shares that Dr. Zhang and his wife have the right to acquire within 60 days of February 20, 2014 pursuant to the Share Option Scheme; and (d) 8,795,864 Class A ordinary shares and 180,821,228 Class B ordinary shares held directly and indirectly by VODone Limited. As chairman and a director of VODone Limited, Dr. Zhang has shared voting and investment control over all the shares held by VODone Limited and may be deemed to have beneficial ownership of the shares of the Issuer held by VODone Limited. Dr. Zhang disclaims beneficial ownership of all of the ordinary shares of the Issuer held by VODone Limited except to the extent of his pecuniary interest therein.
(5)	Consists of (a) 768,960 ordinary shares held by Mr. Sin personally; (b) 1,933,798 Class A ordinary shares that Mr. Sin has the right to acquire within 60 days of February 20, 2014 pursuant to the Share Option Scheme; and (c) 9,576,112 ordinary shares held by Silver Joyce International Limited, or Silver Joyce, and beneficially owned by Mr. Sin due to that Silver Joyce is controlled by Mr. Sin.
(6)	Consists of (a) 1,234,036 Class A ordinary shares that Mr. Wang has the right to acquire within 60 days of February 20, 2014 pursuant to the Share Option Scheme; and (b) 27,341,554 ordinary shares held by Trilogic Investments Limited, or Trilogic. Mr. Wang is the sole director of Trilogic, having voting and investment control over all the shares held by Trilogic and therefore may be deemed to share beneficial ownership of the shares held by Trilogic by virtue of his status as its controlling person. The registered address of Trilogic is OMC Chambers, P.O. Box 3152, Road Town, Tortola, British Virgin Islands.
(7)	Consists of (a) 414,050 Class A ordinary shares that Mr. Tarn has the right to acquire within 60 days of February 20, 2014; and (b) 11,035,817 Class A ordinary shares held by PVG, a company organized under the laws of the People’s Republic of China, which we issued pursuant to a stock purchase agreement dated March 21, 2012. Mr. Tarn is an executive manager and a member of the investment committee at PVG, and disclaims beneficial ownership of the ordinary shares owned by PVG.
(8)	Consists of Class A ordinary shares held by Core Tech, a company incorporated under the laws of the British Virgin Islands, which we issued pursuant to a stock purchase agreement dated March 21, 2012. Mr. Ku is the chief financial officer of Mediatek, the parent company of Core Tech, and disclaims beneficial ownership of the ordinary shares owned by Core Tech.
(9)	Consists of Class A and Class B ordinary shares held by VODone, Action King, Dragon Joyce and OWX Holding. As 100% shareholder of each of Action King, Dragon Joyce and OWX Holding, VODone has voting and investment control over all the shares held by each of them and therefore may be deemed beneficial owner of their respective shares. The registered address of VODone is Canon’s Court, 22 Victoria Street, Hamilton HM12, Bermuda. The registered address of Action King is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. The registered address of Dragon Joyce is Newhaven Trustees (BVI) Limited of P.O. Box 933, 3rd Floor, Omar Hodge Building, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands. The registered address of OWX Holding is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.
(10)

Consists of 28,000,000 Class A ordinary shares held by Champion Plus Group Limited in the form of ADSs and 1,400,000 Class A ordinary shares that may be issued upon the exercise of warrants. Champion Plus Group Limited is beneficially owned by Zennon Capital Partners, L.P. Zennon Capital Limited, a Cayman

Islands company, is the general partner of Zennon Capital Partners, L.P. Ms. Lee Pui Ah and Mr. Cheung Wing Hong Shannon are the directors of Zennon Capital Limited with the power make all decisions on behalf of Zennon Capital Limited, including decisions as general partner of Zennon Capital Partners, L.P. Under the limited partnership agreement of Zennon Capital Partners, L.P., Ms. Lee Pui Ah and Mr. Cheung Wing Hong Shannon are the sole persons entitled to vote with respect to any decisions relating to the Class A ordinary shares held by Champion Plus Group and therefore may be deemed to have beneficial ownership of the shares held by Champion Plus Group Limited by virtue of their status as its controlling persons. The registered address of Champion Plus Group Limited is Columbus Centre, Suite 210, Road Town, Tortola, British Virgin Islands.

As of February 20, 2014, 392,254,315 of our total Class A and Class B ordinary shares were issued and outstanding. Based on a review of the register of members maintained by our Cayman Islands registrar, we believe that 145,346,194 Class A ordinary shares, or approximately 61.0% of our issued and outstanding Class A and Class B shares, were held by the record shareholders in the United States, represented by 10,381,871 ADSs held of record by The Bank of New York Mellon, the depositary of our ADS program.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related Party Transactions

Acquisition of, and Contractual Relations with, Vogins

In November, 2013, we entered into a share purchase agreement with the shareholders of Vogins to acquire 90.6% equity interest in Vogins, of which 82.6% was acquired from Gaintech Co. Limited, a company controlled by Core Tech, one of our principal shareholders, at a purchase price of RMB1.1 million in cash. Vogins previously held 49% equity interest in one of our subsidiaries. The acquisition was completed and we took effective control of Vogins and its subsidiaries in November 2013. The acquisition of Vogins and its subsidiaries meets the definition of a business acquisition and the results of operations of the acquired business have been included in our consolidated financial statements since November 29, 2013. As a result of the acquisition, we expect to better manage our billing and collection process and further expand our mobile phone games business in China.

Prior to the acquisition, we had several preexisting relationships with Vogins and its subsidiary Woqin Network Technology (Shanghai) Limited, or Vogins Shanghai. Vogins Shanghai obtained two loans from us which amounted to RMB4.5 million. These loans were unsecured, non-interest bearing and repayable on demand. We also entered into several contracts with Vogins Shanghai for its service as a mobile phone service provider for billing and collection services offered to mobile phone game players who have purchased in-game premium features. In addition, we entered into a technology service agreement, pursuant to which, we will provide Vogins Shanghai a self-developed mobile phone technology platform software and related technical services for a contractual term of three years and in return, Vogins Shanghai obtained 49% of noncontrolling interest in one of our subsidiaries, and Vogins Shanghai will pay a service fee calculated based on the number of downloads by the mobile phone users multiplied by a pre-determined unit price for each download through the mobile phone technology platform on a monthly basis.

In accordance with ASC 810, we accounted for the 49% noncontrolling interest of our subsidiary obtained indirectly through the acquisition of Vogins as an equity transaction. The consideration transferred, including settlements of the preexisting relationships with Vogins, was allocated between the business acquired and the noncontrolling interest obtained based on their relative fair values. As a result, RMB12.9 million and RMB2.1 million of the consideration were allocated to the business acquired and the noncontrolling interest obtained, respectively. The difference of RMB1.5 million between the fair value of the consideration paid of RMB2.1 million and the carrying value of the 49% noncontrolling interest of RMB0.5 million was recorded as an adjustment in additional paid-in capital.

The acquisition date fair value of the consideration transferred including settlements of the preexisting relationships with Vogins and the 9.4% noncontrolling interest in Vogins amounted to RMB14.3 million, which consisted of the following:

RMB’000
Cash	1,097
Settlements of the preexisting relationships with Vogins	13,894
Less: Consideration allocated to the 49% noncontrolling interest obtained	(2,063)
Fair value of 9.4% noncontrolling interest in the Vogins	1,416

14,344

In connection with the transaction, we recognized gain on bargain purchase of RMB9.7 million (US$1.6 million). The gain on bargain purchase represents the excess of the fair value of the identifiable net assets acquired above the consideration transferred. We performed a comprehensive reassessment of the bargain purchase gain by verifying that all assets acquired and liabilities assumed were properly identified. The gain on bargain purchase was primarily attributable to the transaction not being subject to a competitive bidding process as a result of the original shareholders’ inexperience in the industry and their inability to market Vogins BVI to multiple potential buyers. The resulting gain on bargain purchase has been recorded in the consolidated statements of comprehensive income for the year ended December 31, 2013.

During the year ended December 31, 2013, we provided temporary funding to Vogins Shanghai of an aggregate amount of RMB4.5 million to be used as working capital. The temporary funding is unsecured, interest-free and repayable on demand.

We entered into an agreement with Vogins Shanghai in May 2013, pursuant to which we provided Vogins Shanghai a self-developed mobile phone technology platform software, which was used in the mobile phone value added service business of Vogins Shanghai, as well as related technical support service to Mediatek for a contractual term of three years. In return, Vogins Shanghai was required to pay a service fee which was calculated based on the number of downloads at a pre-determined per download unit price.

We entered into an agreement with Vogins Shanghai in August 2013, pursuant to which, Vogins Shanghai acted as the service provider for billing and collection of revenue generated from selling in-game premium features of our mobile games. Pursuant to the agreement, we are entitled to profit sharing based on prescribed percentages ranging from 55% to 95% of the after tax net proceeds that Vogins Shanghai collected from the mobile network operators.

Agreement with Mediatek

We entered into an agreement with Mediatek, one of our principal shareholders, in May 2013, pursuant to which we engaged Mediatek to customize and install our Game Center application onto its self-developed mobile phone chips.

Sale of Handset Inventories at Cost

In December 2013, we sold all inventories to Mr. Yixun Kuang and Mr. Zhengning Hu, who are employees of our company, at cost, due to the business transition from handset design business to game development and distribution. No gain or loss was resulted from the sale of inventories.

During the year ended December 31, 2013, the 3GUU Group failed to meet the predetermined performance target as stipulated in its purchase agreement. As a result, VODone shares amounting to RMB37.2 million (US$6.15 million) were returned to VODone by the original shareholders of the 3GUU Group, which was accounted for as deemed distribution to VODone.

Acquisitions and Restructuring

See “Item 4. Information on the Company—C. Organizational Structure—Our Contractual Arrangements with VIEs.”

Contractual Arrangements

As to our contractual arrangements with our VIEs and its shareholders, please see “Item 4. Information on the Company—C. Organizational Structure” for a description of these contractual arrangements.

Employment Agreements

See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Employment Agreements.”

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

On December 8, 2011, our board of directors declared a dividend of RMB71.4 million to certain of our shareholders based on the undistributed retained earnings of the Dragon Joyce Group and the OWX Holding Group and their respective shareholdings in these entities at the time of our reorganization. We may declare and pay dividends in the future. The payment and the amount of any dividends will depend on the results of our operations, cash flow, financial condition, statutory and regulatory restrictions on the payment of dividends, future prospects and other factors that we may consider relevant.

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

Our ADSs are listed on the Nasdaq Global Market under the symbol “CMGE.” Every ADS represents 14 of our Class A ordinary shares. For the period from September 25, 2012 to March 5, 2014, the trading price of our ADSs on the Nasdaq Global Market has ranged from $3.00 to $40.31 per ADS.

The following table provides the high and low trading prices for our ADSs on the Nasdaq Global Market for the periods specified.

	Sales Price ($)
	High	Low
Annual High and Low
2012 (from September 25, 2012)	16.50	3.20
2013	25.25	3.00
Quarterly High and Low
Fourth Quarter 2012	15.00	3.20
First Quarter 2013	10.50	3.00
Second Quarter 2013	18.50	7.79
Third Quarter 2013	16.97	10.88
Fourth Quarter 2013	25.25	11.39
Monthly High and Low
October 2013	23.35	11.39
November 2013	21.00	15.21
December 2013	25.25	16.26
January 2014	34.96	23.95
February 2014	40.31	31.13
March 2014 (through March 5, 2014)	38.99	32.00

B.	Plan of Distribution

Not Applicable.

C.	Markets

Our ADSs, each representing 14 Class A ordinary shares, have been listed on the Nasdaq Global Market since September 25, 2012 under the symbol “CMGE.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10. ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

People’s Republic of China Taxation

On March 16, 2007, the National People’s Congress, the PRC legislature, enacted the New EIT Law which became effective on January 1, 2008, and on December 6, 2007, the State Council promulgated the Implementation Rules to the Enterprise Income Tax Law, or the Implementation Rules, which also became effective on January 1, 2008. Under the New EIT Law and its Implementation Rules, foreign-invested enterprises and domestic companies are subject to a uniform enterprise income tax rate of 25%, unless otherwise specified.

In addition, dividends payable to foreign investors by PRC resident enterprises are subject to a PRC withholding tax at the rate of 10% unless the foreign investor’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a preferential withholding arrangement. Pursuant to the Double Taxation Arrangement (Hong Kong), which became effective on December 8, 2006, the withholding tax may be lowered to 5% if the PRC enterprise is at least 25% directly held by a Hong Kong enterprise. According to Circular 601, non-resident enterprises that cannot provide valid supporting documents as to “beneficial ownership” may not be approved to enjoy tax treaty benefits. As a result, dividends from our PRC subsidiaries paid to us through our Hong Kong subsidiaries may be subject to a reduced withholding tax rate of 5% if our Hong Kong subsidiaries are determined to be Hong Kong tax residents and beneficial owners under the Double Taxation Arrangement (Hong Kong). See “Item 3. Key Information—D. Risk factors—Risks Related to Doing Business in China—The New EIT Law will affect tax exemptions on dividends to be paid by our PRC subsidiaries to us through our Hong Kong subsidiaries and we may not be able to obtain certain treaty benefits under the relevant tax treaty.”

Under the New EIT Law, enterprises organized under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered PRC resident enterprises and therefore subject to PRC enterprise income tax at the rate of 25% on their worldwide income. The Implementation Rules define the term “de facto management body” as the management body that exercises substantial and overall control and management over the business, personnel, accounts and properties of an enterprise. Circular 82 sets out certain specific criteria for determining the location of the “de facto management bodies” of an enterprise registered outside of the PRC and funded by Chinese enterprises as controlling investors, or a Chinese Controlled Enterprise. Under Circular 82, a Chinese Controlled Enterprise shall be considered a resident enterprise if all of the following applies:

i. the Chinese Controlled Enterprise’s major management department and personnel who are responsible for carrying out daily operations are located in the PRC;

ii. the department or the personnel who have the right to decide or approve the Chinese Controlled Enterprise’s financial and human resource matters are located in the PRC;

iii. the major assets, account book, company seal and meeting minutes of the Chinese Controlled Enterprise are located or stored in the PRC; and

iv. the directors or management personnel holding no less than 50% voting rights of the Chinese Controlled Enterprise habitually reside in the PRC.

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

United States Federal Income Taxation

The following discussion describes the material United States federal income tax consequences to a United States Holder (as defined below), under current law, of the ownership and the disposition of the ADSs or ordinary shares. For purposes of this discussion, any reference to an “ordinary share” means our Class A ordinary shares. This discussion is based on the federal income tax laws of the United States as of the date of this annual report, including the United States Internal Revenue Code of 1986, as amended, or the Code, existing and proposed United States Treasury Regulations promulgated thereunder, judicial authority, published administrative positions of the United States Internal Revenue Service, or IRS, and other applicable authorities, all as of the date of this annual report. All of the foregoing authorities are subject to change, which change could apply retroactively and could significantly affect the tax consequences described below. We have not sought any ruling from the IRS with respect to the statements made and the conclusions reached in the following discussion and there can be no assurance that the IRS or a court will agree with our statements and conclusions.

This discussion applies only to a United States Holder that holds ADSs or ordinary shares as capital assets for United States federal income tax purposes (generally, property held for investment). The discussion neither addresses the tax consequences to any particular holder nor describes all of the tax consequences applicable to persons in special tax situations, such as:

•	banks;

•	certain financial institutions;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	brokers or dealers in stocks and securities, or currencies;

•	traders that elect to use a mark-to-market method of accounting;

•	certain former citizens or residents of the United States subject to Section 877 of the Code;

•	entities subject to the United States anti-inversion rules;

•	tax-exempt organizations and entities;

•	persons subject to the alternative minimum tax provisions of the Code;

•	persons whose functional currency is other than the United States dollar;

•	persons holding ADSs or ordinary shares as part of a straddle, hedging, conversion or integrated transaction;

•	persons holding ADSs or ordinary shares through a bank, financial institution or other entity, or a branch thereof, located, organized or resident outside the United States;

•	persons that actually or constructively own 10% or more of the total combined voting power of all classes of our voting stock;

•	persons who acquired ADSs or ordinary shares pursuant to the exercise of an employee stock option or otherwise as compensation; or

•	partnerships or other pass-through entities, or persons holding ADSs or ordinary shares through such entities.

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

Dividends and Other Distributions on the ADSs or Ordinary Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of any distribution that we make to you with respect to the ADSs or ordinary shares (including any amounts withheld to reflect PRC withholding taxes) will be taxable as a dividend, to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Such income (including any withheld taxes) will be includable in your gross income on the day actually or constructively received by you, if you own the ordinary shares, or by the depositary, if you own ADSs. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid generally will be reported as a “dividend” for United States federal income tax purposes. Such dividends will not be eligible for the dividends-received deduction allowed to qualifying corporations under the Code.

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

Under a published IRS Notice, ordinary shares, or American depositary shares representing such shares, are considered to be readily tradable on an established securities market in the United States if they are listed on the Nasdaq Global Market, as the ADSs (but not our ordinary shares) are. Based on existing guidance, it is unclear whether the ordinary shares will be considered to be readily tradable on an established securities market in the United States, because only the ADSs, and not the underlying ordinary shares, are listed on a securities market in the United States. We believe, but we cannot assure you, that dividends we pay on the ordinary shares that are represented by ADSs, but not on the ordinary shares that are not so represented, will, subject to applicable limitations, be eligible for the reduced rates of taxation. In addition, if we are treated as a PRC resident enterprise under the PRC tax law (see “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation”), then we may be eligible for the benefits of the income tax treaty between the United States and the PRC. If we are eligible for such benefits, then dividends that we pay on our ordinary shares, regardless of whether such shares are represented by ADSs, would, subject to applicable limitations, be eligible for the reduced rates of taxation.

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

Any gain or loss that you recognize on a disposition of the ADSs or ordinary shares generally will be treated as United States-source income or loss for foreign tax credit limitation purposes. However, where we are treated as a PRC resident enterprise for PRC tax purposes and PRC tax is imposed on gain from the disposition of ADSs or ordinary shares (see “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation”), then a United States Holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat the gain as PRC-source income for foreign tax credit purposes. If such an election is made, the gain so treated will be treated as a separate class or “basket” of income for purposes of the foreign tax credit under Section 865(h) of the Code. You should consult your tax advisors regarding the proper treatment of gain or loss, as well as the availability of a foreign tax credit, in your particular circumstances.

Passive Foreign Investment Company

Based on the market value of our ADSs, the value of our assets and the composition of our income and assets, we do not believe we were a passive foreign investment company for United States federal income tax purposes, or PFIC, for the taxable year ended December 31, 2013, and we do not expect to be a PFIC for our current taxable year ending December 31, 2014. However, the determination of PFIC status is based on an annual determination that cannot be made until the close of a taxable year, involves extensive factual investigation, including ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income that we earn, and is subject to uncertainty in several respects. Accordingly, we cannot assure you that we will not be treated as a PFIC for any taxable year or that the IRS will not take a contrary position.

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

For this purpose, passive income generally includes dividends, interest, royalties and rents (other than certain royalties and rents derived in the active conduct of a trade or business and not derived from a related person). The classification of certain of our income as active or passive and certain of our assets as producing active or passive income, and hence whether we expect to be or will become a PFIC, depends on the interpretation of certain United States Treasury Regulations, including certain regulations relating to royalty income and income from intangible assets, as well as certain IRS guidance relating to the classification of assets as producing active or passive income and certain IRS guidance relating to the distinction between services and loyalties for United States federal income tax purposes. Such regulations and guidance are potentially subject to different interpretations. If the percentage of our assets treated as producing passive income increases, we may be a PFIC for the taxable year ended December 31, 2013, or we may become a PFIC for the current or one or more future taxable years.

The determination of whether we expect to be or will become a PFIC will depend in part upon the value of our goodwill and other unbooked intangibles not reflected on our balance sheet (which may depend upon the market value or the ADSs or ordinary shares) and also will be affected by how, and how quickly, we spend our liquid assets. In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our current market capitalization. Among other matters, if our market capitalization decreases below our current market capitalization, we may become a PFIC for the current or future taxable years because our liquid assets and cash (which are for this purpose considered assets that produce passive income) may then represent a greater percentage of our overall assets. Further, while we believe our classification methodology and valuation approach is reasonable, it is possible that the Internal Revenue Service may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our company being classified as a PFIC for the taxable year ended December 31, 2013, or becoming classified as a PFIC for the current or one or more future taxable years.

We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% by value of the stock. Although the law in this regard is unclear, we treat our VIEs as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated United States GAAP financial statements. If it were determined, however, that we are not the owner of our VIEs for United States federal income tax purposes, the composition of our income and assets would change and we may be more likely to be treated as a PFIC.

If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares, we will continue to be treated as a PFIC with respect to you for all succeeding years during which you hold ADSs or ordinary shares, unless we were to cease to be a PFIC and you make a “deemed sale” election with respect to the ADSs or ordinary shares, as applicable. If such election is made, you will be deemed to have sold the ADSs or ordinary shares you hold at their fair market value determined on the last day of the last taxable year during which we were a PFIC and any gain from such deemed sale would be subject to the rules described in the following two paragraphs. After the deemed sale election, so long as we do not become a PFIC in a subsequent taxable year, your ADSs or ordinary shares with respect to which such election was made will not be treated as shares in a PFIC and, as a result, you will not be subject to the rules described below with respect to any “excess distribution” you receive from us or any gain from an actual sale or other disposition of the ADSs or ordinary shares. You are strongly urged to consult your tax advisors as to the possibility and consequences of making a deemed sale election if we are and then cease to be a PFIC and such an election becomes available to you.

If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares, then, unless you make a “mark-to-market” election (as discussed below), you generally will be subject to special and adverse tax rules with respect to any “excess distribution” that you receive from us and any gain that you recognize from a sale or other disposition, including a pledge, of the ADSs or ordinary shares. For this purpose, distributions that you receive in a taxable year that are greater than 125% of the average annual distributions that you received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as an excess distribution. Under these rules:

•	the excess distribution or recognized gain will be allocated ratably over your holding period for the ADSs or ordinary shares;

•	the amount of the excess distribution or recognized gain allocated to the current taxable year, and to any taxable years in your holding period prior to the first taxable year in which we were treated as a PFIC, will be treated as ordinary income; and

•	the amount of the excess distribution or recognized gain allocated to each other taxable year will be subject to the highest tax rate in effect for individuals or corporations, as applicable, for each such year and the resulting tax will be subject to the interest charge generally applicable to underpayments of tax.

If we are a PFIC for any taxable year during which a United States Holder holds the ADSs or ordinary shares and any of our non-United States subsidiaries (including any VIEs) is also a PFIC, such United States Holder would be treated as owning a proportionate amount (by value) of the shares of each such non-United States subsidiary classified as a PFIC (each such subsidiary, a lower tier PFIC) for purposes of the application of these rules. United States Holders should consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares, then in lieu of being subject to the tax and interest-charge rules discussed above, you may make an election to include gain on the ADSs or ordinary shares as ordinary income under a mark-to-market method, provided that the ADSs or ordinary shares constitute “marketable stock” (as defined below). If you make a mark-to-market election for the ADSs or ordinary shares, you will include in income for each year that we are a PFIC an amount equal to the excess, if any, of the fair market value of the ADSs or ordinary shares as of the close of your taxable year over your adjusted basis in such ADSs or ordinary shares. You will be allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or ordinary shares over their fair market value as of the close of the taxable year. However, deductions will be allowable only to the extent of any net mark-to-market gains on the ADSs or ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or ordinary shares, will be treated as ordinary income. Ordinary loss treatment will apply to the deductible portion of any mark-to-market loss on the ADSs or ordinary shares, as well as to any loss from the actual sale or other disposition of the ADSs or ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or ordinary shares. Your basis in the ADSs or ordinary shares will be adjusted to reflect any such income or loss amounts.

Marketable stock is stock that is regularly traded on a qualified exchange or other market, as defined in applicable Treasury regulations. Our ADSs, but not our ordinary shares, are currently listed on the Nasdaq Global

Market, which is a qualified exchange or other market for these purposes. Consequently, if the ADSs continue to be listed on the Nasdaq Global Market and are regularly traded, and you are a holder of ADSs, we expect that the mark-to-market election would be available to you if we became a PFIC, but no assurances are given in this regard.

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

United States Holders who are individuals generally are required to report our name, address and such information relating to an interest in the ADSs or ordinary shares as is necessary to identify the class or issue of which your ADSs or ordinary shares are a part. These requirements are subject to exceptions, including an exception for ADSs or ordinary shares held in accounts maintained by certain financial institutions and an exception applicable if the aggregate value of all “specified foreign financial assets” (as defined in the Code) does not exceed certain specified thresholds.

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

In accordance with Rule 5250(d) of the Nasdaq Listing Rules, we will post this annual report on Form 20-F on our website www.cmge.com. In addition, we will provide hardcopies of our annual report free of charge to shareholders and ADS holders upon request.

I.	Subsidiary Information

For a listing of our subsidiaries, see “Item 4. Information on the Company—C. Organizational Structure.”

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

Our revenues and purchases from our PRC subsidiaries and our VIEs are primarily denominated in Renminbi. Our assets and liabilities are also denominated in Renminbi, except for cash held in other currencies, which included US$7.2 million as of December 31, 2012. As a result, fluctuations in the exchange rates between the U.S. dollar and Renminbi may affect our results of operations and financial condition, but not significantly. The Renminbi’s exchange rate with the U.S. dollar is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under this policy, the Renminbi was permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. For almost two years after reaching a high against the U.S. dollar in July 2008, the Renminbi traded within a narrow band against the U.S. dollar, remaining within 1% of its July 2008 high. As a consequence, the Renminbi fluctuated sharply since July 2008 against other freely traded currencies, in tandem with the U.S. dollar. In June 2010, the PRC government announced that it would increase the Renminbi exchange rate flexibility and since that time the Renminbi has gradually appreciated against the U.S. dollar. However, it remains unclear how this flexibility might be implemented. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in greater fluctuation of the Renminbi against the U.S. dollar.

To the extent that we need to convert U.S. dollars we receive from financing activities into the Renminbi for our operations or other uses within the PRC, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. On the other hand, a decline in the value of the Renminbi against the U.S. dollar could reduce the U.S. dollar equivalent amounts of our financial results, the value of your investment in our company and the dividends we may pay in the future, if any, all of which may have a material adverse effect on the prices of ADSs. As of December 31, 2013, we had U.S. dollar-

denominated cash balances of US$7.3 million. Assuming we had converted the US$7.3 million into the Renminbi at the exchange rate of US$1.00 for RMB6.0537 as of December 31, 2013, this cash balance would have been RMB44.2 million. Assuming a 5% appreciation of the RMB against the U.S. dollar, this cash balance would have decreased to RMB42.1 million (US$7.3 million).

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

Inflation Risk

In recent years, inflation has not had a material impact on our results of operations. According to the National Bureau of Statistics of China, China’s Consumer Price Index increased by 5.4%, 2.6% and 2.6% in 2011, 2012 and 2013, respectively. If inflation rises, it may materially and adversely affect our business.

Credit Risk

As of December 31, 2013, a portion of our cash was deposited in financial institutions located in the PRC, which management believes are of high credit quality. We have not experienced any losses on deposits of cash and cash equivalents.

Accounts receivable are typically unsecured and derived from revenue earned from customers and agents in the PRC, which are exposed to credit risk. The risk is mitigated by credit evaluations we perform on our counterparties and our ongoing monitoring process of outstanding balances. Approximately 19% and 14% of total net revenues were derived from one customer from games segment, namely China Mobile Communications Corporation Jiangsu Ltd., for the years ended December 31, 2011 and 2012, respectively. Approximately 20% of total net revenues were derived from two customers from games segment, namely China Mobile Communications Corporation Jiangsu Ltd., and Shenzhen Vichit Technology Co., Ltd. for the year ended December 31, 2013.

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

Use of Proceeds

For the period from the effective date of the registration statement on Form F-1, as amended (File Number 333-183423) relating to the listing of 1,574,741 ADSs, representing 22,046,374 Class A ordinary shares, on September 20, 2012 to December 31, 2013, we did not incur any expenses in connection with the distribution and listing of the ADSs, as we did not receive any net proceeds from the distribution or listing.

Item 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2013. Based on that evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures as of December 31, 2013 were not effective solely as a result of the material weaknesses in internal control over financial reporting as described below and in “Item 3. Key Information. D—Risk Factors— If we fail to maintain an effective system of internal control over financial reporting, we may lose investor confidence in the reliability of our financial statements.”

Management’s Annual Report on Internal Control over Financial Reporting

As described above and in “Item 3: Key Information—D. Risk Factors,” there was one material weakness identified in our internal control over financial reporting related to insufficient personnel with U.S. GAAP expertise in the preparation and review of the financial statements and related disclosures in accordance with U.S. GAAP and SEC reporting requirements.

Attestation Report of the Registered Public Accounting Firm

This annual report does not include a report of an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the SEC for emerging growth companies.

Changes in Internal Controls Over Financial Reporting

As described above and in “Item 3: Key Information—D. Risk Factors,” there were one material weakness identified in our internal control over financial reporting related to insufficient personnel with U.S. GAAP expertise in the preparation and review of the financial statements and related disclosures in accordance with U.S. GAAP and SEC reporting requirements. In connection with the audit of our consolidated financial statements for the year ended December 31, 2013, we and our independent registered public accounting firm determined that the above-mentioned material weaknesses in our internal control over financial reporting continue to exist.

We have undertaken certain remedial steps to address the material weakness. For example, we have (i) provided and continue to provide additional training for our new and existing personnel by expanding the training program on U.S. GAAP financial statement preparation and financial reporting and (ii) hired additional staff with financial reporting experience. In particular, since the beginning of 2013 we have hired one finance manager, two assistant finance managers and one internal audit manager.

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Ms. Estella Yi Kum Ng qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F. Ms. Estella Yi Kum Ng, Mr. Chen-Wen Tarn and Mr. Joel Chang satisfy the “independence” requirements of Section 5605(a)(2) of the Nasdaq Listing Rules and under Rule 10A-3 under the Exchange Act.

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

	2011	2012	2013
	RMB	RMB	RMB	US$
Audit fees(1)	1,745	1,580	1,554	257
Audit-related fees(2)	—	1,196	1,207	199
Tax fees(3)	—	—	—	—
All other fees	—	—	—	—

(1)	“Audit fees” means the aggregate fees billed for each of the fiscal years for professional services rendered by our principal accountant for the audit of our annual financial statements.
(2)	“Audit-related fees” means the aggregate fees billed in each of the fiscal years for interim review and agreed-upon procedures performed in relation to interim financial information.
(3)	“Tax fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for tax compliance, tax advice, and tax planning.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by Ernst & Young Hua Ming LLP, including audit services, audit-related services, tax services and other services as described above.

Item 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable

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

In addition, because VODone owns more than 50% of the total voting rights in our company, we are a “controlled company” under the Nasdaq Listing Rules. As a controlled company under the Nasdaq Listing Rules, we are not required to comply with certain Nasdaq corporate governance requirements, including the requirements:

•	that a majority of our board of directors consist of independent directors;

•	that we have a corporate governance and nominating committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•	that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	for an annual performance evaluation of the nominating and governance committee and the compensation committee.

We are not required to and will not voluntarily meet the requirement that (i) we have a majority of our board of directors consisting of independent directors, (ii) our corporate governance and nominating committee be composed entirely of independent directors, and (iii) our compensation committee be composed entirely of independent directors. As a result of our use of the “controlled company” exemption, you will not have the same protection afforded to shareholders of companies that are subject to all of Nasdaq’s corporate governance requirements. See “Item 3. Key Information—Risk Factors—Risks Related to the ADSs—As a ‘controlled company’ under the Nasdaq Listing Rules, we rely on exemptions from certain corporate governance requirements, and therefore our shareholders may have less protection than if we did not rely on the controlled company exception.”

Item 16H. MINE SAFETY DISCLOSURE

Not Applicable.

PART III

Item 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of China Mobile Games and Entertainment Group Limited, its subsidiaries and its variable interest entity are included at the end of this annual report.

Item 19. EXHIBITS

Exhibit Number	Description of Document

1.1	Second Amended and Restated Memorandum and Articles of Association of China Mobile Games and Entertainment Group Limited (incorporated by reference to Exhibit 3.2 from our F-1 registration statement (File No. 333-183423), as amended, initially filed publicly with the Commission on August 20, 2012)

2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3)

2.2	Registrant’s Specimen Certificate for ordinary shares (incorporated by reference to Exhibit 4.2 from our F-1 registration statement (File No. 333-183423), as amended, initially filed publicly with the Commission on August 20, 2012)

2.3	Form of Deposit Agreement, among China Mobile Games and Entertainment Group Limited, the depositary and the owners and holders of American Depositary Shares (incorporated by reference to Exhibit 4.3 from our F-1 registration statement (File No. 333-183423), as amended, initially filed publicly with the Commission on August 20, 2012)

4.1	Form of Employment Agreement (incorporated by reference to Exhibit 10.1 from our F-1 registration statement (File No. 333-183423), as amended, initially filed publicly with the Commission on August 20, 2012)

Exhibit Number	Description of Document

4.2	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.2 from our F-1 registration statement (File No. 333-183423), as amended, initially filed publicly with the Commission on August 20, 2012)

4.3	English translation of Supplementary Agreement to Technology Services Agreement between Guangzhou Yitongtianxia Software Development Co., Ltd. and Guangzhou Yingzheng Information Technology Co., Ltd. dated December 30, 2011 (incorporated by reference to Exhibit 10.18 from our F-1 registration statement (File No. 333-183423), as amended, initially filed publicly with the Commission on August 20, 2012)

4.4	English translation of Supplementary Agreement to Loan Agreement among Guangzhou Yitongtianxia Software Development Co., Ltd., Yongchao Wang, De Liang and Feng Zheng dated December 30, 2011 (incorporated by reference to Exhibit 10.25 from our F-1 registration statement (File No. 333-183423), as amended, initially filed publicly with the Commission on August 20, 2012)

4.5	English translation of Supplementary Agreement between Guangzhou Yitongtianxia Software Development Co., Ltd., Guangzhou Yingzheng Information Technology Co., Ltd., Yongchao Wang, De Liang and Feng Zheng dated August 23, 2011 (incorporated by reference to Exhibit 10.27 from our F-1 registration statement (File No. 333-183423), as amended, initially filed publicly with the Commission on August 20, 2012)

4.6	English translation of Supplementary Agreement between 3GUU Mobile Entertainment Industrial Co., Ltd. and Guangzhou Yingzheng Information Technology Co., Ltd. dated December 16, 2011 (incorporated by reference to Exhibit 10.29 from our F-1 registration statement (File No. 333-183423), as amended, initially filed publicly with the Commission on August 20, 2012)

4.7	English translation of Agreement on Issues regarding Shareholder Voting Proxy among Guangzhou Yingzheng Information Technology Co., Ltd., Guangzhou Yitongtianxia Software Development Co., Ltd., 3GUU Mobile Entertainment Industrial Co., Ltd., Yongchao Wang, Feng Zheng and De Liang dated December 16, 2011 (incorporated by reference to Exhibit 10.30 from our F-1 registration statement (File No. 333-183423), as amended, initially filed publicly with the Commission on August 20, 2012)

4.8	Share Option Scheme (incorporated by reference to Exhibit 10.47 from our F-1 registration statement (File No. 333-183423), as amended, initially filed publicly with the Commission on August 20, 2012)

4.9	Form of Amended and Restated Subscription Agreement between China Mobile Games and Entertainment Group Limited and directors or executive officers (incorporated by reference to Exhibit 10.48 from our F-1 registration statement (File No. 333-183423), as amended, initially filed publicly with the Commission on August 20, 2012)

4.10	Non-compete Agreement between China Mobile Games and Entertainment Group Limited and VODone Limited dated October 21, 2011 (incorporated by reference to Exhibit 10.49 from our F-1 registration statement (File No. 333-183423), as amended, initially filed publicly with the Commission on August 20, 2012)

4.11	Amendment to Non-compete Agreement between China Mobile Games and Entertainment Group Limited and VODone Limited dated August 15, 2012 (incorporated by reference to Exhibit 10.50 from our F-1 registration statement (File No. 333-183423), as amended, initially filed publicly with the Commission on August 20, 2012)

Exhibit Number	Description of Document

4.12	Share Purchase Agreement among VODone Limited, China Mobile Games and Entertainment Group Limited, Core Tech Resources Inc., Mediatek Inc. and PVG Venture Capital Partners (Wuxi), Limited Partnership dated March 21, 2012 (incorporated by reference to Exhibit 10.55 from our F-1 registration statement (File No. 333-183423), as amended, initially filed publicly with the Commission on August 20, 2012)

4.13*	Share Purchase Agreement between Champion Plus Group Limited and China Mobile Games and Entertainment Group Limited, dated July 26, 2013

4.14*	Share Purchase Agreement between Grand Synergy Limited and China Mobile Games and Entertainment Group Limited, dated July 26, 2013

4.15*	Share Purchase Agreement between ICBC Credit Suisse Asset Management (International) Company Limited, acting as the Investment Manager for the National Council for Social Security Fund and China Mobile Games and Entertainment Group Limited, dated November 15, 2013

4.16*	English translation of Supplementary Agreement among Shenzhen Lanyue Internet Technology Co, Ltd. and China Wave Group Limited dated September 1, 2013

4.17*	English translation of Exclusive Technology and Market Promotion Services Agreement among Huiyou Digital (Shenzhen) Ltd. and Shenzhen Lanyue Internet Technology Co, Ltd. dated September 13, 2013

4.18*	English translation of Technology Services Agreement among Huiyou Digital (Shenzhen) Ltd. and Shenzhen Lanyue Internet Technology Co, Ltd. dated September 13, 2013

4.19*	English translation of Supplementary Agreement to Technology Services Agreement among Huiyou Digital (Shenzhen) Ltd. and Shenzhen Lanyue Internet Technology Co, Ltd. dated September 13, 2013

4.20*	English translation of Personal Loan Agreement among Huiyou Digital (Shenzhen) Ltd. and Ken Jian Xiao dated September 10, 2013

4.21*	English translation of Supplementary Agreement to Personal Loan Agreement among Huiyou Digital (Shenzhen) Ltd. and Ken Jian Xiao dated September 10, 2013

4.22*	English translation of Voting Proxy Agreement among Huiyou Digital (Shenzhen) Ltd., Shenzhen Lanyue Internet Technology Co, Ltd., Ken Jian Xiao and Xiongfei Liu dated September 16, 2013

4.23*	English translation of Supplementary Agreement to Voting Proxy Agreement among Huiyou Digital (Shenzhen) Ltd., Shenzhen Lanyue Internet Technology Co, Ltd., Ken Jian Xiao and Xiongfei Liu dated September 16, 2013

4.24*	English translation of Agreement on Matters Regarding Voting Proxy among Huiyou Digital (Shenzhen) Ltd., Shenzhen Lanyue Internet Technology Co, Ltd., China Wave Group Limited, Ken Jian Xiao and Xiongfei Liu dated September 16, 2013

4.25*	English translation of Option Agreement among Huiyou Digital (Shenzhen) Ltd., Ken Jian Xiao and Xiongfei Liu dated September 16, 2013

4.26*	English translation of Equity Pledge Agreement among Huiyou Digital (Shenzhen) Ltd., Shenzhen Lanyue Internet Technology Co, Ltd., Ken Jian Xiao and Xiongfei Liu dated September 16, 2013

Exhibit Number	Description of Document

4.27*	English translation of Supplementary Agreement among Huiyou Digital (Shenzhen) Ltd., Shenzhen Lanyue Internet Technology Co, Ltd., Ken Jian Xiao and Xiongfei Liu dated September 16, 2013

4.28*	English translation of the Letter of Undertaking by Xiongfei Liu dated September 16, 2013

8.1*	Subsidiaries of China Mobile Games and Entertainment Group Limited

11.1	Code of Business Conduct and Ethics of China Mobile Games and Entertainment Group Limited (incorporated by reference to Exhibit 99.6 from our F-1 registration statement (File No. 333-183423), as amended, initially filed publicly with the Commission on August 20, 2012)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Ernst & Young Hua Ming LLP, an independent registered public accounting firm

15.2*	Consent of Guantao Law Firm

101***	Financial information from registrant for the year ended December 31, 2013 formatted in eXtensible Business Reporting Language (XBRL):

(i) Consolidated Balance Sheets as of December 31, 2012 and 2013; (ii) Consolidated Statements of Comprehensive Income for the Years Ended December 31, 2011, 2012 and 2013; (iii) Consolidated Statements of Cash Flows for the Years Ended December 31, 2011, 2012 and 2013; (iv) Consolidated Statements of Shareholders’ Equity for the Years Ended December 31, 2011, 2012 and 2013; and (v) Notes to Consolidated Financial Statements

*	Filed with this annual report on Form 20-F.
**	Furnished with this Form 20-F.
***	Pursuant to Rule 406T of Regulation S-T, the Interactive Data Files on Exhibit 101 hereto are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

SIGNATURES

China Mobile Games and Entertainment Group Limited hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

China Mobile Games and Entertainment Group Limited

/s/ Ken Jian Xiao
Name: Ken Jian Xiao
Title: Chief Executive Officer

Date: March 7, 2014

CHINA MOBILE GAMES AND ENTERTAINMENT GROUP LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of China Mobile Games and Entertainment Group Limited

We have audited the accompanying consolidated balance sheets of China Mobile Games and Entertainment Group Limited (the “Company”) as of December 31, 2013 and 2012, and the related consolidated statements of comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of China Mobile Games and Entertainment Group Limited at December 31, 2013 and 2012, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young Hua Ming LLP

Shenzhen, the People’s Republic of China

March 7, 2014

CHINA MOBILE GAMES AND ENTERTAINMENT GROUP LIMITED

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”),

except for number of shares)

		As of December 31,
	Notes	2012	2013	2013
		RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents		128,736	249,126	41,153
Restricted cash		—	15,725	2,598
Short-term investments		45,000	51,772	8,552
Accounts receivable	5	41,726	140,049	23,134
Inventories	6	2,359	—	—
Prepayments and other current assets	7	37,386	91,585	15,129
Amounts due from related parties	21	—	6,097	1,007
Deferred tax assets	19	262	1,100	182

Total current assets		255,469	555,454	91,755

Non-current assets:
Property and equipment, net	8	4,814	13,085	2,161
Goodwill	9	564,841	564,841	93,305
Intangible assets, net	10	42,998	86,891	14,353
Prepayments	11	28,600	23,000	3,799
Long-term investment		—	2,000	330
Deferred tax assets	19	129	2,714	448
Other non-current assets		343	5,139	849

Total non-current assets		641,725	697,670	115,245

TOTAL ASSETS		897,194	1,253,124	207,000

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank borrowing	12	—	14,000	2,313
Accounts payable (including accounts payable of the variable interest entities (“VIEs”) without recourse to the Company of RMB719 and RMB35,178 (US$5,811) as of December 31, 2012 and 2013, respectively)		3,689	59,170	9,774
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the VIEs without recourse to the Company of RMB7,352 and RMB23,618 (US$3,901) as of December 31, 2012 and 2013, respectively)	13	19,597	41,174	6,800
Deferred revenue (including deferred revenue of the VIEs without recourse to the Company of RMB1,597 and RMB1,722 (US$284) as of December 31, 2012 and 2013, respectively)		1,697	12,413	2,050
Income tax payable		76	1,851	306
Amounts due to related parties	21	991	—	—

Total current liabilities		26,050	128,608	21,243

CHINA MOBILE GAMES AND ENTERTAINMENT GROUP LIMITED

CONSOLIDATED BALANCE SHEETS — (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”),

except for number of shares)

		As of December 31,
	Notes	2012	2013	2013
		RMB	RMB	US$
Non-current liabilities:
Unrecognized tax benefits (including unrecognized tax benefits of the VIEs without recourse to the Company of RMB4,233 and RMB4,702 (US$777) as of December 31, 2012 and 2013, respectively)	19	21,944	9,970	1,647
Deferred tax liabilities	19	7,844	7,793	1,287
Other non-current liabilities (including other non-current liabilities of the VIEs without recourse to the Company of RMB2,150 and RMB2,000 (US$330) as of December 31, 2012 and 2013, respectively)		2,150	2,000	330

Total non-current liabilities		31,938	19,763	3,264

Total liabilities		57,988	148,371	24,507

Commitments and contingencies	23
Mezzanine equity:
Contingently redeemable ordinary shares (US$0.001 par value, 26,485,961 shares authorized; 26,485,961 and 26,485,961 shares issued and outstanding as of December 31, 2012 and 2013, respectively; aggregate liquidation preference amount of RMB75,899 and RMB75,899 as of December 31, 2012 and 2013, respectively; aggregate redemption amount of RMB76,858 and RMB77,677, respectively, as of December 31, 2012 and 2013)	16	76,858	77,677	12,831
Shareholders’ equity:
Class A ordinary shares (US$0.001 par value, 750,000,000 shares authorized; 113,577,208 and 178,034,362 shares issued and outstanding as of December 31, 2012 and 2013, respectively)	17	727	1,121	185
Class B ordinary shares (US$0.001 par value, 250,000,000 shares authorized; 189,617,092 and 180,821,228 shares issued and outstanding as of December 31, 2012 and 2013, respectively)	17	1,213	1,179	195
Additional paid-in capital		726,200	1,003,417	165,753
Retained earnings		34,563	19,635	3,244
Accumulated other comprehensive (loss) income	17	(420)	122	20

Total China Mobile Games and Entertainment Group Limited’s equity		762,283	1,025,474	169,397
Noncontrolling interests		65	1,602	265

Total shareholders’ equity		762,348	1,027,076	169,662

TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY		897,194	1,253,124	207,000

The accompanying notes are an integral part of the consolidated financial statements.

CHINA MOBILE GAMES AND ENTERTAINMENT GROUP LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”),

except for number of shares and per share data)

		For the Years Ended December 31,
	Notes	2011	2012	2013	2013
		RMB	RMB	RMB	US$
Net revenues (a)
Games		204,794	172,185	319,218	52,731
Handset design		38,694	15,408	33,789	5,582

Total net revenues		243,488	187,593	353,007	58,313

Cost of revenues (b)
Games		(79,311)	(74,878)	(124,506)	(20,567)
Handset design		(29,037)	(16,852)	(31,491)	(5,202)

Total cost of revenues		(108,348)	(91,730)	(155,997)	(25,769)

Gross profit		135,140	95,863	197,010	32,544
Operating expenses:
Selling expenses		(7,561)	(15,838)	(110,954)	(18,328)
General and administrative expenses		(16,263)	(35,633)	(55,925)	(9,238)
Research and development expenses		(24,566)	(35,071)	(54,294)	(8,969)
Impairment of goodwill	9	—	(33,517)	—	—
Impairment of intangible assets	10	—	(10,910)	(2,613)	(432)
Listing expenses	14	—	(17,307)	—	—

Total operating expenses		(48,390)	(148,276)	(223,786)	(36,967)

Operating income (loss)		86,750	(52,413)	(26,776)	(4,423)
Interest income		927	1,474	3,322	549
Other income, net (c)	15	293	451	25,654	4,237
Changes in fair value of contingently returnable consideration assets	2	39,446	27,326	24,366	4,025

Income (loss) before income taxes and noncontrolling interests		127,416	(23,162)	26,566	4,388
Income tax benefit	19	35,927	8,689	197	33

Net income (loss)		163,343	(14,473)	26,763	4,421

Accretion of contingently redeemable ordinary shares	16	—	(3,023)	(3,174)	(524)

Net income (loss) attributable to shareholders		163,343	(17,496)	23,589	3,897

Net income (loss) attributable to noncontrolling interests		11,837	(135)	503	83
Net income (loss) attributable to China Mobile Games and Entertainment Group Limited’s ordinary shareholders		151,506	(17,361)	23,086	3,814

Other comprehensive (loss) income:
Foreign currency translation adjustments		(278)	7	542	90

Other comprehensive (loss) income		(278)	7	542	90

CHINA MOBILE GAMES AND ENTERTAINMENT GROUP LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME — (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”),

except for number of shares and per share data)

		For the Years Ended December 31,
	Notes	2011	2012	2013	2013
		RMB	RMB	RMB	US$
Comprehensive income (loss)		163,065	(17,489)	24,131	3,987

Comprehensive income (loss) attributable to noncontrolling interests		11,908	(135)	451	74
Comprehensive income (loss) attributable to China Mobile Games and Entertainment Group Limited’s ordinary shareholders		151,157	(17,354)	23,680	3,913

Earnings (loss) per share for Class A and Class B ordinary shares:
Basic	24	0.62	(0.06)	0.07	0.01
Diluted	24	0.62	(0.06)	0.06	0.01
Weighted average number of Class A and Class B ordinary shares outstanding in computing:
Basic	24	244,594,415	302,853,059	319,576,830	319,576,830
Diluted	24	244,594,415	302,853,059	333,580,269	333,580,269
(a) Net revenues from related parties
Games		13,752	—	7,444	1,230

(b) Cost of revenues to related parties
Games		—	—	(1,571)	(296)
Handset design		(774)	—	—	—

Total cost of revenues to related parties		(774)	—	(1,571)	(296)

(c) Other income from related parties		—	—	12,013	1,985

The accompanying notes are an integral part of the consolidated financial statements.

CHINA MOBILE GAMES AND ENTERTAINMENT GROUP LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”))

	For the Years Ended December 31,
	2011	2012	2013	2013
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net income (loss)	163,343	(14,473)	26,763	4,421
Adjustments to reconcile net income to net cash generated from (used in) operating activities:
Depreciation of property and equipment	1,584	2,462	4,288	708
Amortization of intangible assets	19,686	23,583	22,707	3,751
Amortization of non-current prepayments	—	1,400	5,600	925
Loss on disposal of property and equipment	5	4	22	4
Loss on disposal of intangible assets	—	275	—	—
Impairment of intangible assets	—	10,910	2,613	432
Impairment of goodwill	—	33,517	—	—
Share-based compensation expenses	815	14,075	14,020	2,316
Listing expenses	—	17,307	—	—
Write-off of obsolete inventories	—	669	—	—
Write-off of accounts receivable	—	553	—	—
Changes in fair value of contingently returnable consideration assets	(39,446)	(27,326)	(24,366)	(4,025)
Deferred tax benefit	(55,221)	(2,720)	(3,474)	(574)
Gain on disposal of a subsidiary	—	—	(14,332)	(2,367)
Gain on bargain purchase	—	—	(9,654)	(1,595)
Changes in operating assets and liabilities:
Accounts receivable	(19,108)	13,842	(88,287)	(14,584)
Prepayments and other current assets	(3,446)	(622)	(72,197)	(11,926)
Inventories	23	(925)	2,359	390
Amounts due from related parties	16,603	1,349	(6,097)	(1,007)
Other non-current assets	—	—	(7,244)	(1,197)
Accounts payable	(3,254)	(5,461)	53,773	8,883
Amounts due to related parties	494	(5,551)	(991)	(164)
Income tax payable	7,985	(11,039)	1,775	293
Accrued expenses and other current liabilities	7,275	3,632	19,943	3,294
Unrecognized tax benefits	6,679	(5,449)	1,400	231
Deferred revenue	3,894	(2,197)	10,716	1,770
Other non-current liabilities	550	—	—	—

Net cash generated from (used in) operating activities	108,461	47,815	(60,663)	(10,021)

Cash flows from investing activities:
Acquisition of a subsidiary, net of cash acquired	—	—	104	17
Loan to a third-party	—	(3,040)	(1,443)	(238)
Acquisition of property and equipment	(5,023)	(1,845)	(14,342)	(2,369)
Purchases of a long-term investment	—	—	(2,000)	(330)
Acquisition of intangible assets	(11,570)	(7,666)	(50,134)	(8,282)
Prepayment for an intangible asset	—	(2,500)	—	—

The accompanying notes are an integral part of the consolidated financial statements.

CHINA MOBILE GAMES AND ENTERTAINMENT GROUP LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”))

	For the Years Ended December 31,
	2011	2012	2013	2013
	RMB	RMB	RMB	US$
Prepayments for non-current assets (Note 11)	—	(30,000)	—	—
Receivables from game developers	—	(10,000)	(3,600)	(595)
Purchase of short-term investments	—	(45,500)	(62,849)	(10,382)
Maturity of short-term investments	—	500	56,077	9,263
Net proceeds from disposal of a subsidiary	—	—	4	1
Proceeds from disposal of property and equipment	9	—	622	103

Net cash used in investing activities	(16,584)	(100,051)	(77,561)	(12,812)

Cash flows from financing activities:
Proceeds from short-term bank borrowing	—	—	14,000	2,313
Repayment of loan from a third-party	—	—	(2,000)	(330)
Dividends paid	(8,400)	(63,000)	—	—
Restricted cash	—	—	(15,725)	(2,598)
Proceeds from government grants	—	—	2,000	330
Proceeds from issuance of contingently redeemable ordinary shares	—	75,648	—	—
Proceeds from issuance of ordinary shares	—	—	256,265	42,332
Payment of issuance costs of ordinary shares	—	—	(5,840)	(965)
Capital contribution from noncontrolling interests	—	200	138	23
Proceeds from exercise of share-based awards	—	—	11,589	1,914
Payment of issuance costs of contingently redeemable ordinary shares	—	(1,813)	—	—
Payment of listing expenses	—	(17,307)	—	—

Net cash (used in) generated from financing activities	(8,400)	(6,272)	260,427	43,019

Exchange rate effect on cash and cash equivalents	(278)	7	(1,813)	(299)

Net increase (decrease) in cash and cash equivalents	83,199	(58,501)	120,390	19,887
Cash and cash equivalents, beginning of the year	104,038	187,237	128,736	21,266

Cash and cash equivalents, end of the year	187,237	128,736	249,126	41,153

Supplemental disclosure of cash flows information:
Income taxes paid	4,001	11,192	105	17

Interest paid	—	—	20	3

Non-cash activities:
Acquisition of noncontrolling interests	208,396	—	1,543	255

Dividend declared but not paid	63,000	—	—	—

Equity issuance costs incurred from issuance of ordinary shares (Note 20 (d))	—	—	3,582	592

Deemed dividend to VODone Limited (“VODone”)	30,278	32,929	38,014	6,279

Settlement of unrecognized tax benefits from disposal of a subsidiary	—	—	13,374	2,209

The accompanying notes are an integral part of the consolidated financial statements.

CHINA MOBILE GAMES AND ENTERTAINMENT GROUP LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares)

	Total China Mobile Games and Entertainment Group Limited’s equity
	Number of shares		Ordinary shares	Additional paid-in capital	Retained earnings	Accumulated other comprehensive (loss) income	Noncontrolling interests	Total shareholders’ equity
	Class A	Class B
			RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2010	22,882,908	189,617,902	1,434	501,107	35,025	(78)	196,488	733,976
Net income for the year	—	—	—	—	151,506	—	11,837	163,343
Other comprehensive loss	—	—	—	—	—	(349)	71	(278)
Deemed dividend to VODone	—	—	—	—	(30,278)	—	—	(30,278)
Dividend declared	—	—	—	—	(71,400)	—	—	(71,400)
Share-based compensation expenses	229,550	—	1	814	—	—	—	815
Acquisition of noncontrolling interests	90,000,000	—	502	207,894	—	—	(208,396)	—

Balance as of December 31, 2011	113,112,458	189,617,092	1,937	709,815	84,853	(427)	—	796,178

Net loss for the year	—	—	—	—	(14,338)	—	(135)	(14,473)
Other comprehensive income	—	—	—	—	—	7	—	7
Accretion of contingently redeemable ordinary shares	—	—	—	—	(3,023)	—	—	(3,023)
Deemed dividend to VODone	—	—	—	2,313	(32,929)	—	—	(30,616)
Capital contribution from noncontrolling interests	—	—	—	—	—	—	200	200
Share-based compensation expenses	—	—	—	14,075	—	—	—	14,075
Exercise of share-based awards	464,750	—	3	(3)	—	—	—	—

Balance as of December 31, 2012	113,577,208	189,617,092	1,940	726,200	34,563	(420)	65	762,348

CHINA MOBILE GAMES AND ENTERTAINMENT GROUP LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY — (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares)

	Total China Mobile Games and Entertainment Group Limited’s equity
	Number of shares		Ordinary shares	Additional paid-in capital	Retained earnings	Accumulated other comprehensive (loss) income	Noncontrolling interests	Total shareholders’ equity
	Class A	Class B
			RMB	RMB	RMB	RMB	RMB	RMB
Net income for the year	—	—	—	—	26,260	—	503	26,763
Other comprehensive income	—	—	—	—	—	542	—	542
Accretion of contingently redeemable ordinary shares	—	—	—	—	(3,174)	—	—	(3,174)
Deemed dividend to VODone	—	—	—	—	(38,014)	—	—	(38,014)
Recognition of noncontrolling interests	—	—	—	—	—	—	1,416	1,416
Acquisition of noncontrolling interests (Note 4)	—	—	—	1,543	—	—	(520)	1,023
Conversion of Class B to Class A ordinary shares (Note 17)	8,795,864	(8,795,864)	—	—	—	—	—	—
Issuance of ordinary shares	50,866,900	—	322	246,521	—	—	—	246,843
Issuance of warrants (Note 20(d))	—	—	—	10,139	—	—	—	10,139
Capital contribution from noncontrolling interests	—	—	—	—	—	—	138	138
Share-based compensation expenses	—	—	—	7,463	—	—	—	7,463
Exercise of share-based awards	4,794,390	—	38	11,551	—	—	—	11,589

Balance as of December 31, 2013	178,034,362	180,821,228	2,300	1,003,417	19,635	122	1,602	1,027,076

Balance as of December 31, 2013 in US$	178,034,362	180,821,228	380	165,753	3,244	20	265	169,662

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

The Company does not conduct any substantive operations on its own but instead conducts its primary business operations through its subsidiaries, two variable interest entities (“VIEs”) and the VIEs’ subsidiaries, which are all located in the PRC and Hong Kong. The Company, its subsidiaries, the VIEs and the VIEs’ subsidiaries are hereinafter collectively referred to as the “Group”. The Group is principally engaged in the development, operation and sale of mobile phone games as well as the provision of handset design products and services. The Company’s principal geographic market is in the PRC.

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

On February 14, 2012, the Company established four wholly-owned subsidiaries in the British Virgin Islands, namely HYD Holding Limited (“HYD Holding”), OWX Group Limited (“OWX BVI”), OWX Development Limited (OWX Development”) and 3GUU Holding Limited (“3GUU Holding”), to act as intermediate investment holding companies for the Dragon Joyce Group, the OWX Group and the 3GUU Group. The Company directly owns 100% of the equity interests in HYD Holding, OWX BVI and 3GUU Holding, whilst OWX BVI owns 100% of the equity interest in OWX Development. On March 23, 2012, the Company transferred (i) 100% of the equity interests in the Dragon Joyce Group to HYD Holding; (ii) 100% of the equity interests in the OWX Group to OWX Development; and (iii) 100% of the equity interests in the 3GUU Group to 3GUU Holding. These transactions were accounted for as a legal reorganization of entities under common control.

VIE arrangements

Prior to being acquired by VODone on December 31, 2010, Guangzhou Yitongtianxia Software Development Co., Ltd. (“Yitongtianxia”), a wholly-owned subsidiary of 3GUU BVI, entered into a series of contractual arrangements with Guangzhou Yingzheng Information Technology Co., Ltd. (“Yingzheng”) and its shareholders on October 28, 2009, whereby Yitongtianxia obtained effective control over Yingzheng. On September 1, 2013, Huiyou Digital (Shenzhen) Ltd. (“Huiyou”), a wholly-owned subsidiary of China Wave Group Limited (“China Wave”), entered into a series of contractual arrangements with Shenzhen Lanyue Internet Technology Co., Ltd (“Lanyue”) and its shareholders, whereby Huiyou obtained effective control over Lanyue. Yitongtianxia and Huiyou are hereinafter referred to as the “WFOEs”, and Yingzheng and Lanyue are hereinafter referred to as the “VIEs”. The series of contractual arrangements and their supplemental agreements contain similar provisions regarding obligations and rights of the WFOEs and the VIEs (collectively, the “VIE Arrangements”) whereby the WFOEs obtained effective control over the VIEs through (i) the ability to exercise all the rights of the VIEs’ shareholders pursuant to the exclusive call option agreement, the equity pledge agreement and the agreement for voting proxies, (ii) the rights to absorb substantially all of the economic residual benefits of the VIEs pursuant to the exclusive management, technology services and market promotion agreement, the technology services agreement and supplementary agreements, and (iii) the obligation to fund all of the expected losses of the VIEs pursuant to the loan agreement and supplementary agreements. As a result, the WFOEs have been determined to be the primary beneficiaries of the VIEs.

On December 16, 2011, 3GUU BVI agreed to provide unlimited financial support to Yingzheng for its operations. In addition, pursuant to a power of attorney agreement entered into between Yitongtianxia and 3GUU BVI, Yitongtianxia re-assigned the rights to attend Yingzheng shareholders’ meetings and to vote on all of the matters in Yingzheng that require shareholders’ approval irrevocably entrusted to it by shareholders of Yingzheng to 3GUU BVI. As a result of the reassignment of power of attorney from Yitongtianxia to 3GUU BVI and the provision of unlimited financial support from 3GUU BVI to Yingzheng, 3GUU BVI replaced Yitongtianxia to have the power to direct the activities of Yingzheng that most significantly impact Yingzheng’s economic performance and the obligation to absorb the expected losses of Yingzheng. Yitongtianxia essentially only retains the right to receive the expected residual returns of Yingzheng. 3GUU BVI and Yitongtianxia, as a group of related parties, have held all of the variable interests of Yingzheng since December 16, 2011. 3GUU BVI has been determined to be the most closely associated with Yingzheng within the group of related parties and replaced Yitongtianxia as the primary beneficiary of Yingzheng on December 16, 2011.

On September 16, 2013, China Wave agreed to provide unlimited financial support to Lanyue for its operations. In addition, pursuant to a power of attorney agreement entered into between Huiyou and China Wave, Huiyou re-assigned the rights to attend Lanyue shareholders’ meetings and to vote on all of the matters in Lanyue that require shareholders’ approval irrevocably entrusted to it by shareholders of Lanyue to China Wave. As a result of the reassignment of power of attorney from Huiyou to China Wave and the provision of unlimited financial support from China Wave to Lanyue, China Wave replaced Huiyou to have the power to direct the activities of Lanyue that most significantly impact Lanyue’s economic performance and the obligation to absorb the expected losses of Lanyue. Huiyou essentially only retains the right to receive the expected residual returns of Lanyue. China Wave and Huiyou, as a group of related parties, have held all of the variable interests of Lanyue since September 16, 2013. China Wave has been determined to be the most closely associated with Lanyue within the group of related parties and replaced Huiyou as the primary beneficiary of Yingzheng on September 16, 2013.Accordingly, the Company consolidates Yingzheng and Lanyue in accordance with SEC Regulation SX-3A-02 and ASC 810. The reason for entering into the VIE Arrangements is to comply with PRC laws and regulations that (i) prohibit direct foreign control in companies involved in Internet content provision and telecommunication businesses and (ii) restrict an offshore company controlled or established by a PRC enterprise or natural person to acquire its PRC affiliates.

The significant terms of the VIE Arrangements are listed below:

Exclusive call option agreements

Pursuant to the exclusive call option agreements, the VIEs and their shareholders irrevocably granted the WFOEs, or their designated persons, an exclusive option to purchase, when and to the extent permitted under PRC law, part of or the entire equity interests of the VIEs. The exercise price is the minimum price permitted by PRC law. The exclusive option agreements will remain effective until the exclusive option is exercised to purchase the entire equity interest of the VIEs.

Equity pledge agreements

Pursuant to the equity pledge agreements between the WFOEs and the VIEs’ shareholders, the VIEs’ shareholders have pledged their entire equity interest in the VIEs to the WFOEs to guarantee the performance of the VIEs’ obligations under the exclusive technology services and market promotion agreements. If the VIEs breach their contractual obligations under the exclusive technology services and market promotion agreements, the WFOEs, as pledgee, will be entitled to certain rights, including the right to sell the pledged equity interest. The VIEs’ shareholders agreed not to transfer, sell, pledge, dispose of or otherwise create any new encumbrance on their equity interest in the VIEs without the prior consent of the WFOEs. Unless the WFOEs terminate the agreements, the equity pledge agreements will remain effective until (i) the VIEs fulfill all the obligations prescribed in the exclusive call option agreements, the exclusive management, technology services and market promotion agreements, the agreements for voting proxies and the loan agreements or (ii) the WFOEs acquire the entire equity interest of the VIEs.

Exclusive technology services and market promotion agreements

Pursuant to the exclusive technology services and market promotion agreements between the WFOEs and the VIEs, the WFOEs have the exclusive and irrevocable right to provide to the VIEs various technology and market promotion services related to the mobile phone games business. In return, the VIEs are required to pay the WFOEs a service fee in an amount as determined at the sole discretion of the WFOEs. Unless the WFOEs terminate the agreements, the exclusive technology services and market promotion agreements will remain effective until the dissolution of the WFOEs in accordance with the applicable PRC laws. Business taxes and value-added taxes relating to technology services and market promotion fees charged by the WFOEs are recorded as cost of revenues in the consolidated statements of comprehensive income.

Technology services agreements

Pursuant to the technology services agreements between the WFOEs and the VIEs and the supplementary agreements, the WFOEs agreed to provide the VIEs with technology support and market promotion services related to the VIEs’ smartphone games business. The VIEs agreed to distribute 40% of their income generated from the game products developed under the technology services agreements, after deducting taxes and expenses, to the WFOEs on a monthly basis. Upon expiration, the technology services agreements will be automatically renewed unless the WFOEs, in their sole discretion, disagree.

Agreements for voting proxies

Pursuant to the agreements for voting proxies among the WFOEs, the VIEs and their shareholders, the VIEs’ shareholders irrevocably assign their full voting rights in the VIEs to the WFOEs. The VIEs’ shareholders entrusted the WFOEs their rights to attend shareholders’ meetings and to vote on their behalf on all of the matters that require shareholders’ approval. Unless the WFOEs terminate the agreements, the agreements for voting proxies will remain effective in the same effective period as the exclusive call option agreements, the equity pledge agreements, the exclusive technology services and market promotion agreements and the loan agreements. On December 16, 2011 and September 16, 2013, Yitongtianxia and Huiyou re-assigned the rights underlying the agreements for voting proxies to 3GUU BVI and China Wave, respectively.

Loan agreements

Pursuant to the loan agreements between the WFOEs and the VIEs’ shareholders, the WFOEs extended loans to the VIEs’ shareholders to enable them to pay the registered capital of the VIEs. The VIEs’ shareholders will repay the loans by transferring their legal ownership in the VIEs to the WFOEs when permitted by PRC law. The loan agreements are effective for 10 years and will automatically extend for another 10 years unless the WFOEs, in their sole discretion, disagree. As of December 31, 2013, the VIEs’ shareholders have drawn down loans of an aggregate amount of RMB10,000 from the WFOEs.

Supplementary agreements

The WFOEs entered into supplementary agreements with the VIEs and their shareholders to determine the calculation of management fee to be paid to the WFOEs. Pursuant to the supplementary agreements, the VIEs have agreed to pay an annual management fee to the WFOEs based on annual revenue of the VIEs minus actual operating costs, other costs of the VIEs, which include fees paid under the technology services agreement, and taxes paid by the VIEs.

The WFOEs entered into supplementary agreements with the VIEs and their shareholders to memorialize certain terms previously agreed amongst the WFOEs, the VIEs and their shareholders. While the supplementary agreements were signed, the terms, intent and substance of all the agreements above remained unchanged. Pursuant to the supplementary agreements: (i) before the WFOEs can legally exercise the options to acquire the VIEs, the VIEs’ shareholders cannot declare any dividends or distribute any residual profits without the consent of the WFOEs; (ii) any funds, including but not limited to dividends distributed out of the VIEs’ residual profits, received by the VIEs’ shareholders or any persons designated by the VIEs’ shareholders, shall be remitted in full to the WFOEs; (iii) the consideration received by the VIEs’ shareholders upon the exercise of the exclusive call option agreements by the WFOEs must be immediately remitted to the WFOEs or any persons designated by the WFOEs; (iv) the WFOEs are obligated to provide continuous financial support to the VIEs for operations; and

(v) the WFOEs have the unilateral right to change the service fee amount under the exclusive technology services and market promotion agreements. The carrying amounts of the assets and liabilities of the VIEs are as follows:

	As of December 31,
	2012	2013	2013
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	8,024	17,778	2,937
Short-term investments	25,000	20,680	3,416
Accounts receivable	6,405	84,718	13,994
Prepayments and other current assets	6,375	55,491	9,166

Total current assets	45,804	178,667	29,513

Non-current assets:
Long-term investment	—	2,000	330
Property and equipment, net	2,115	5,843	965
Intangible assets, net	9,681	39,037	6,448
Deferred tax assets	66	27	4
Other non-current assets	—	4,481	740

Total non-current assets	11,862	51,388	8,487

Total assets	57,666	230,055	38,000

LIABILITIES
Current liabilities:
Accounts payable	719	35,178	5,811
Technology services and market promotion fees payable to the WFOEs	52,890	67,084	11,081
Accrued expenses and other current liabilities	7,352	23,618	3,901
Deferred revenue	1,597	1,722	284

Total current liabilities	62,558	127,602	21,077

Non-current liabilities:
Unrecognized tax benefits	4,233	4,702	777
Other non-current liabilities	2,150	2,000	330

Total non-current liabilities	6,383	6,702	1,107

Total liabilities	68,941	134,304	22,184

The financial performance and cash flows of the VIEs are as follows:

	For the Years Ended December 31,
	2012	2013
	RMB	RMB	US$
Net revenues	35,686	153,990	25,437

Net loss	(17,742)	(37,334)	(6,167)

Net cash generated from operating activities	18,517	43,201	7,136

Net cash used in investing activities	(37,987)	(43,546)	(7,193)

Net cash generated from financing activities	—	10,098	1,668

The technology services and market promotion fees charged by the WFOEs to the VIEs were RMB16,750 and RMB19,067 (US$3,150) during the years ended December 31, 2012 and 2013, respectively.

As of December 31, 2013, there was no pledge or collateralization of the assets of the VIEs and the Company has not provided any financial support that it was not previously contractually required to provide to the VIEs. There were no assets of the VIEs that can only be used to settle its obligations. Creditors of the VIEs have no recourse to the general credit of their respective primary beneficiary. The VIEs held revenue-producing mobile games and mobile game licenses acquired from third-party game developers as well as registered copyrights, trademarks and domain names developed internally for the Group’s operations.

Basis of presentation

The consolidated financial statements present the consolidated financial position, results of operations and cash flows in accordance with United States generally accepted accounting principles (“U.S. GAAP”).

As of December 31, 2013, the Company’s subsidiaries consisted of the following entities:

Name	Place of incorporation	Date of establishment / acquisition	Percentage of ownership	Principal activities
Beauty Wave Limited (“Beauty Wave”)	British Virgin Islands (“BVI”)	October 27, 2009	100%	Investment holding
China Wave	BVI	October 27, 2009	100%	Investment holding
Uni-Force Development Limited (“Uni-Force”)	Hong Kong	October 27, 2009	100%	Investment holding
Huiyou	The PRC	October 27, 2009	100%	Development, operation and sale of mobile phone games
Beijing Dongganlefeng Information Technology Co., Ltd. (“Donggan”)	The PRC	October 27, 2009	100%	Development, operation and sale of mobile phone games
Beijing Longyuebaifu Information Technology Co., Ltd. (“Longyue”)	The PRC	October 27, 2009	100%	Development, operation and sale of mobile phone games
OWX Hong Kong Limited (“OWX HK”)	Hong Kong	December 28, 2009	100%	Provision of handset design products and services
Shenzhen Qilewuxian Software Development Co. Ltd. (“Qilewuxian”)	The PRC	April 19, 2010	100%	Development, operation and sale of mobile phone games
OWX (Beijing) Technology Co., Ltd. (“OWX Beijing”)	The PRC	September 3, 2010	100%	Investment holding
Shenzhen Yikechuanghui Technology Co., Ltd. (“Yikechuanghui”)	The PRC	October 21, 2010	100%	Development, operation of mobile phone games
Shenzhen Zhongtuokechuang Technology Co., Ltd. (“Zhongtuo”)	The PRC	November 18, 2010	100%	Provision of handset design products and services
3GUU BVI	BVI	December 31, 2010	100%	Investment holding
3GUU Mobile Entertainment Co. Limited (“3GUU HK”)	Hong Kong	December 31, 2010	100%	Investment holding
Yitongtianxia	The PRC	December 31, 2010	100%	Development, operation and sale of mobile phone games
OWX BVI	BVI	February 14, 2012	100%	Investment holding
OWX Development	BVI	February 14, 2012	100%	Investment holding
HYD Holding	BVI	February 14, 2012	100%	Investment holding
3GUU Holding	BVI	February 14, 2012	100%	Investment holding
C&V Limited (“C&V BVI)	BVI	August 27, 2012	51%	Investment holding
Shenzhen Douqu Software Co., Ltd (“Shenzhen Douqu”)	The PRC	September 5, 2012	80%	Development, operation of mobile phone games
C&V Hong Kong Limited (“C&V HK”)	Hong Kong	September 21, 2012	51%	Investment holding
China Mobile Games and Entertainment Group (HK) Limited (“CMGE HK”)	Hong Kong	October 11, 2012	100%	Investment holding
Shenzhen Leyuansuiyu Technology Development Co. Ltd. (“Leyuansuiyu”)	The PRC	February 21, 2013	60%	Development, operation of mobile phone games
Kechuangqudong Digital (Shenzhen) Co., Ltd. (“Kechuangqudong”)	The PRC	March 20, 2013	100%	Development, operation of mobile phone games

Name	Place of incorporation	Date of establishment / acquisition	Percentage of ownership	Principal activities
Shanghai Lanfeng Technology Co., Ltd. (“Shanghai Lanfeng”)	The PRC	April 7, 2013	100%	Development, operation of mobile phone games
Shanghai Suiyue Technology Co., Ltd. (“Shanghai Suiyue”)	The PRC	April 9, 2013	100%	Development, operation of mobile phone games
Weili Development Limited (“Weili”)	Hong Kong	June 4, 2013	100%	Investment holding
CMGE Investment Limited (“CMGE Investment”)	Hong Kong	June 4, 2013	100%	Investment holding
China Perfect Investment Limited (“China Perfect”)	Hong Kong	August 6, 2013	100%	Investment holding
Guangzhou Huifenghechang Technology Co., Ltd. (“Huifenghechang”)	The PRC	July 11, 2013	100%	Development, operation of mobile phone games
Parkinson Enterprises Limited (“Parkinson”)	Hong Kong	October 28, 2013	100%	Investment holding
Majesty Enterprises Limited (“Majesty”)	Hong Kong	November 22, 2013	100%	Investment holding
Vogins Technology Co.Limited (“Vogins BVI”)	BVI	November 22, 2013	90.62%	Investment holding
Vogins Technology (Shanghai) Co.,Ltd. (“Vogins shanghai”)	The PRC	November 22, 2013	100%	Provision of billing and collection services
CMGE International Limited (“CMGE International”)	BVI	December 3, 2013	100%	Investment holding

As of December 31, 2013, the Company consolidated the following VIEs and VIEs’ subsidiaries:

Name	Place of incorporation	Date of establishment / acquisition	Percentage of ownership	Principal activities
Yingzheng	The PRC	December 31, 2010	—	Development, operation and sale of mobile phone games
Lanyue	The PRC	September 16, 2013	—	Development, operation and sale of mobile phone games
Chengdu Zhuoxing Technology Co., Ltd. (“Chengdu Zhuoxing”)	The PRC	September 16, 2013	—	Development, operation and sale of mobile phone games
Beijing Wuyao technology Co., Ltd. (China) (“Beijing Wuyao”)	The PRC	September 16, 2013	—	Development, operation and sale of mobile phone games

Principles of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, the VIEs and the VIEs’ subsidiaries. The results of the subsidiaries are consolidated from the date on which the Group obtained control and are continued to be consolidated until the date that such control ceases. A controlling financial interest is typically determined when the Company holds a majority of the voting equity interest in an entity. However, if the Company demonstrates its ability to control the entity through the power to direct the activities of the entity that most significantly impact the entity’s economic performance and the obligation to absorb losses of the entity that could potentially be significant to the entity or the right to receive benefits from the entity that could potentially be significant to the entity, then the entity is consolidated.

All significant intercompany balances and transactions among the Company, its subsidiaries, the VIEs and the VIEs’ subsidiaries have been eliminated upon consolidation.

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

Foreign currency

Based on the criteria of ASC topic 830 (“ASC 830”), Foreign Currency Matters, the Company determined its functional currency to be the United States Dollars (“US$”). The Company’s subsidiaries located in the BVI determined their functional currency to be the US$. The Company’s subsidiaries located in Hong Kong determined their functional currency to be the Hong Kong Dollars (“HK$”), with the exception of CMGE Investment which determined its functional currency to be the RMB and OWX HK, 3GUU HK and C&V HK which determined their functional currency to be the US$. The Company’s subsidiaries and VIEs located in the PRC determined their functional currency to be the RMB. The Company uses the RMB as its reporting currency.

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

Convenience translation

Amounts in US$ are presented for the convenience of the reader and are translated at the noon buying rate of US$1.00 to RMB6.0537 on December 31, 2013 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

Business combinations

The Company accounts for its business combinations using the acquisition method of accounting in accordance with ASC topic 805 (“ASC 805”): Business Combinations. The acquisition method of accounting requires all of the following steps: (i) identifying the acquirer, (ii) determining the acquisition date, (iii) recognizing and measuring the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree and (iv) recognizing and measuring goodwill or a gain from a bargain purchase. The consideration transferred in a business combination is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of (i) the total of cost of acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree, is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated statements of comprehensive income as a gain.

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

Restricted cash

Restricted cash represents cash pledged to a financial institution as collateral for the Company’s short-term bank borrowing (Note 12). The restricted cash is not available for withdrawal or the Company’s general use until after the corresponding bank borrowing is repaid.

Short-term investments

All highly liquid investments with original maturities of greater than three months, but less than 12 months, are classified as short-term investments. Investments that are expected to be realized in cash during the next 12 months are also included in short-term investments. As of December 31, 2012 and 2013, the Company held fixed time deposits amounting to RMB45,000 and RMB51,772 (US$8,552) in commercial banks with original maturities of greater than three months but less than a year, respectively. Interest income for short-term investments of nil, RMB560 and RMB1,351 (US$223) was recognized in the consolidated statements of comprehensive income for the years ended December 31, 2011, 2012 and 2013, respectively.

Long-term investment

Long-term investment represents a cost method investment in Shanghai Douwan Network Technology Co., Ltd. (“Shanghai Douwan”). On October 26, 2013, the Company purchased 4% equity interest in Shanghai Douwan for a total consideration of RMB2,000. In accordance with ASC subtopic 325-20 (“ASC 325-20”), Investments-Other: Cost Method Investments, for investments in an investee over which the Company does not have significant influence and which do not have readily determinable fair value, the Company carries the investment at cost and only adjusts for other-than-temporary declines in fair value and distributions of earnings that exceeds the Company’s share of earnings since its investment. Management regularly evaluates the impairment of the cost method investment based on performance and financial position of the investee as well as other evidence of market value. Such evaluation includes, but is not limited to, reviewing the investee’s cash position, recent financing, projected and historical financial performance, cash flow forecasts and financing needs. An impairment loss is recognized in earnings equal to the excess of the investment’s cost over its fair value at the balance sheet date of the reporting period for which the assessment is made. The fair value would then become the new cost basis of investment. There was no impairment indicators present associated with this investment as of December 31, 2013.

Accounts receivable and allowance for doubtful accounts

Accounts receivable are carried at net realizable value. In general, collateral is not required and interest is not charged on accounts receivable. An allowance for doubtful accounts is recorded when collection of the full amount is no longer probable. In evaluating the collectability of receivable balances, the Group considers specific evidence including the aging of the receivable, the customer’s payment history, its current credit-worthiness and current economic trends. Accounts receivable are written off after all collection efforts have ceased. Accounts receivable of nil, RMB553 and nil were written off during the years ended December 31, 2011, 2012 and 2013, respectively.

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

The performance of the impairment test involves a two-step process. The first step of the impairment test involves comparing the fair value of the reporting unit with its carrying amount, including goodwill. Fair value is primarily determined by computing the future discounted cash flows expected to be generated by the reporting unit. If the carrying value exceeds the fair value, goodwill may be impaired. If this occurs, the Group performs the second step of the goodwill impairment test to determine the amount of impairment loss. The fair value of the reporting unit is allocated to its assets and liabilities in a manner similar to a purchase price allocation in order to determine the implied fair value of the reporting unit goodwill. If the carrying amount of the goodwill is greater than its implied fair value, the excess is recognized as an impairment loss. The annual goodwill impairment test is performed on December 31 of each year. In accordance with Accounting Standards Update (“ASU”) No. 2011-08 (“ASU 2011-08”), Intangibles—Goodwill and Other (ASC 350), the Group has the option to first assess qualitative factors to determine whether it is necessary to perform the two-step test. If the Group believes, as a result of the qualitative assessment, that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is required. Otherwise, no further testing is required.

The Group recognized goodwill impairment loss of nil, RMB33,517 and nil for the years ended December 31, 2011, 2012 and 2013, respectively (Note 9).

Intangible assets

Intangible assets, including computer software, mobile games and platforms, acquired customer relationships, mobile game licenses, capitalized mobile game product development costs and acquired contract with mobile network operator, are carried at cost less accumulated amortization. Intangible assets acquired in a business combination are recognized initially at fair value at the date of acquisition. Intangible assets with a finite useful life are amortized using the straight-line method over the estimated economic lives of the intangible assets as follows:

Computer software	5 years
Mobile games and platforms	1 - 6 years
Acquired customer relationships	7 years
Mobile game product development costs	3 years
Mobile game licenses	2 - 6 years
Acquired contract with mobile network operator	3 years

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

Mobile game licenses represent the exclusive rights obtained to publish the mobile games developed by third-party game developers on the Group’s game platform or third-party app stores and are capitalized and amortized on a straight-line basis over the shorter of the contractual terms or the estimated economic lives, which range from two to six years.

Contract with mobile network operator acquired in business combination represents a co-operation agreement with a mobile network operator which allows the Group to act as a service provider for billing and collection services. The acquired contract with mobile network operator is recognized at fair value at the date of acquisition using a valuation technique based on expected income and amortized on a straight-line basis over the remaining contractual term of three years.

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

The Group recognized impairment loss on long-lived assets of nil, RMB10,910 and RMB2,613 (US$432) for the years ended December 31, 2011, 2012 and 2013, respectively (Note 10).

Fair Value Measurements

(i) Fair value of financial instruments

Financial instruments of the Group primarily include cash and cash equivalents, restricted cash, short-term investments, accounts receivable, other receivables, amounts due from related parties, contingently returnable consideration assets, short-term bank borrowing, accounts payable, amounts due to related parties and contingently redeemable ordinary shares. As of December 31, 2012 and 2013, the carrying values of these financial instruments, other than the contingently returnable consideration assets and contingently redeemable ordinary shares, approximated their fair values due to the short-term maturity of these instruments. The contingently returnable consideration assets were recorded at fair value as determined on the respective days of business acquisition and subsequently adjusted to the fair value at each reporting date. The contingently redeemable ordinary shares were initially recorded at issue price net of issuance costs. The Group recognizes changes in the redemption value immediately as they occur and adjusts the carrying value of the contingently redeemable ordinary shares to equal the redemption value at the end of each reporting period. The Group determined the fair values of the contingently returnable consideration assets with the assistance of an independent valuation firm.

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

As of December 31, 2012 and 2013, the Group measures the fair value of the contingently returnable consideration assets using an income approach based on inputs that are unobservable in the market.

Assets measured at fair value on a recurring basis as of December 31, 2012 are summarized below:

	Quoted price in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
	RMB	RMB	RMB
Contingently returnable consideration assets (Note 7)	—	—	13,648

Assets measured at fair value on a recurring basis as of December 31, 2013 are summarized below:

	Quoted price in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
	RMB	RMB	RMB	US$

Contingently returnable consideration assets (Note 7)	—	—	—	—

The following table presents a reconciliation of the assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the years ended December 31, 2012 and 2013.

Contingently returnable consideration assets
RMB
Balance as of January 1, 2012	16,938

Recognized during the year	—
Realized or unrealized gain	27,326
Settlement	(30,616)

Balance as of December 31, 2012	13,648

Recognized during the year	—
Realized or unrealized gain	24,366
Settlement	(38,014)

Balance as of December 31, 2013	—

Balance as of December 31, 2013 in US$	—

The amount of total gain for the year ended December 31, 2012 included in earnings	27,326

The amount of total gain for the year ended December 31, 2013 included in earnings	24,366

The amount of total gain for the year ended December 31, 2013 included in earnings, in US$	4,025

Realized and unrealized gain for the years ended December 31, 2012 and 2013 was recorded as “Changes in fair value of contingently returnable consideration assets” in the consolidated statements of comprehensive income.

The following table sets forth assets measured at fair value on a nonrecurring basis as of December 31, 2012:

		Fair value at December 31, 2012 measured using
	Carrying value at December 31, 2012	Quoted price in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total loss in 2012
	RMB	RMB	RMB	RMB	RMB
Goodwill	598,358	—	—	564,841	33,517

Intangible assets—Acquired customer relationships	10,910	—	—	—	10,910

Total assets measured at fair value on nonrecurring basis					44,427

The fair value of goodwill and intangible assets as of December 31, 2012 was measured using the income approach with significant inputs that are not observable in the market (Level 3), including a discount rate of 21.77% and a long-term sustainable growth rate of 3%.

In accordance with ASC 350-20, goodwill with a carrying amount of RMB598,358 was written down to its implied fair value of RMB564,841, resulting in an impairment charge of RMB33,517, which was included in the statements of comprehensive income for the year ended December 31, 2012.

In accordance with ASC 360-10, acquired customer relationships with a carrying amount of RMB10,910 was written down to its fair value of zero, resulting in an impairment charge of RMB10,910, which was included in the statements of comprehensive income for the year ended December 31, 2012.

The following table sets forth assets measured at fair value on a nonrecurring basis as of December 31, 2013:

		Fair value at December 31, 2013 measured using
	Carrying value at December 31, 2013	Quoted price in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total loss in 2013
	RMB	RMB	RMB	RMB	RMB	US$
Intangible assets—Computer software	2,613	—	—	—	2,613	432

Total assets measured at fair value on nonrecurring basis					2,613	432

In accordance with ASC 360-10, computer software with a carrying amount of RMB2,613 (US$432) was written down to its fair value of zero on December 31, 2013, resulting in an impairment charge of RMB2,613 (US$432), which was included in the statements of comprehensive income for the year ended December 31, 2013 (Note 10).

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

(i) Games

(a) Single player games and social games

The Group generates (i) single player games revenues principally from the sale of in-game premium features of mobile phone games that are operated under the free-for-trial model and the sale of self-developed and purchased mobile games under the subscription-based model or the one-time fee model; and (ii) social games revenues from the sale of in-game premium features of self-developed social games that are operated under the free-to-play model.

The Group enters into service arrangements with mobile phone manufacturers to pre-install its self-developed and purchased single player games or application platform onto the mobile phones before they reach mobile phone game players. Mobile phone game players can access the pre-installed single player games directly or download the single player games through the pre-installed application platform without additional charges. Single player games are offered on a free-for-trial basis where the mobile phone game players may purchase in-game premium features to extend the duration of the game or to enjoy additional functions of the game. All chargeable in-game premium features are considered consumed immediately upon purchase. Any unused premium features cannot be carried forward after the mobile phone game players exit the game. When mobile phone game players leave the game they are currently playing and perform other functions on the feature phones, the previously purchased but unused premium features can no longer be accessed and are therefore completely consumed. Single player games are also available for mobile phone game players to download through mobile network operators and software websites. Under the subscription based model, mobile phone game players can subscribe to a monthly plan to download a fixed number of single player games from mobile network operators for a fixed subscription fee per month. Under the one-time fee model, mobile phone game players can download each single player game based on a fixed price per game.

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

For single player games, the Group contracts with mobile network operators, third-party payment platforms or mobile phone service providers who in turn contract with mobile network operators, for billing, collection and transmission services offered to mobile phone game players who have purchased single player games or in-game premium features. The mobile network operators and the mobile service providers have a contractual relationship in which mobile network operators grant rights to mobile service providers to deliver digital content to mobile phone users. For social games, the Group establishes direct contractual relationship with mobile game players to allow mobile game players to download the games from the Group’s game platform or contracts with mobile network operators and third-party payment platforms for billing, collection and transmission services offered to mobile phone game players who have purchased game points. The Group also contracts with mobile application and software websites to distribute its social games by providing platforms for mobile phone game players to download such games. The mobile network operators and third-party payment platforms are entitled to profit sharing based on a prescribed percentage of the gross amount charged by the mobile network operators to the mobile phone game players while the mobile phone service providers are entitled to profit sharing based on a prescribed percentage of the net proceeds collected from the mobile network operators. The net proceeds after deducting the amounts shared by the mobile network operators, third-party payment platforms and mobile phone service providers represent the amount of revenue to be recognized by the Group. For the direct contractual arrangement with mobile game players, the Group recognizes the gross proceeds from the mobile game players as revenue.

For single player games, the Group has information generated from its internal system on the number of in-game premium features sold, monthly plan subscriptions and single player games downloaded each month to estimate the amount of collectable net proceeds and to recognize single player games revenues. For social games, the Group has information generated from its internal system on the number of game points sold each month to estimate the amount of collectable net proceeds and to recognize social games revenues. Differences between its estimates and the actual amounts confirmed by the mobile network operators, third-party payment platforms or mobile phone service providers have historically been insignificant. Generally, the Group receives billing confirmations from each of the mobile network operators, third-party payment platforms or mobile phone service providers confirming the net proceeds to be received by the Group within 30 to 120 days after the end of each month. The Group pays content fees to third-party game developers, which are recognized as cost of revenues, based on a prescribed percentage of the net proceeds confirmed by the mobile network operators. The Group pays service fees, which are recognized as cost of revenues, to the mobile phone manufacturers based on a prescribed percentage of the estimated net proceeds or a prescribed fixed fee per mobile phone activated by mobile phone game players. The Group also pays service fees to the mobile application and software websites which are recognized as cost of revenues.

Collectability is considered reasonably assured as the Group deals with only reputable mobile network operators, third-party payment platforms or mobile phone service providers and performs thorough credit assessment prior to entering into a business relationship with them. Historically, the Group has not experienced any significant defaults for payment.

Based on the above, the Group recognizes (i) single player games revenue when the goods are delivered based on download of games or consumption of in-game premium features by mobile phone game players, or at the end of subscription period and (ii) the estimated net proceeds to be received from the mobile network operators and the third-party payment platforms for the sale of game points of the social games, using data generated from its internal system, as deferred revenue upon delivery of game points to mobile phone game players. Deferred revenue is recognized as social games revenue ratably over the estimated average playing period of the paying mobile phone game players, starting from the point in time when game points are delivered to the mobile phone game players. The difference between the estimated proceeds and the actual amounts confirmed by the mobile network operators, third-party payment platforms or mobile phone service providers is recognized in the consolidated statements of comprehensive income when billing confirmations are received by the Group.

The Group determines whether to record single player games revenues using the gross or net method of reporting in accordance with ASC subtopic 605-45 (“ASC 605-45”), Revenue Recognition: Principal Agent Considerations. Determining whether revenue should be reported gross or net is based on an assessment of various factors, the primary factors being whether the Group is acting as the principal in offering services to the customer or whether the Group is acting as an agent in the transaction. The Group has determined that it is acting as the principal in offering services as the Group (i) is the primary obligor in the arrangement; (ii) has latitude in establishing the selling price; (iii) has discretion in suppliers selection; and (iv) has involvement in the determination of product specifications. Therefore, the Group has the primary responsibility of fulfillment and acceptability of the single-player games and recognizes the net proceeds to be received from the mobile network operators, mobile phone service providers or third-party payment platforms as single player games revenue on a gross basis. The amounts attributable to third-party game developers in the form of content fees and amounts attributable to mobile phone manufacturers in the forms of service fees are recognized as cost of revenues.

The Group, using data generated from its internal system, estimates the average playing period from the first time the mobile phone game players purchase game points through the period when the game players have not logged into the game for over two consecutive months. Mobile phone game players are deemed to be inactive if they have not logged into the game for two consecutive months. As the social games are under a free-to-play model and revenue is only generated from paying mobile phone game players when they purchase game points for in-game premium features, the Group focuses solely on the playing period of paying mobile phone game players when estimating the period over which revenue is being recognized. The Group determines the estimated average playing period of paying mobile phone game players, which is the time period between the paying mobile phone game players’ first purchase and last log in, for each significant game based on historical player usage patterns and game playing behavior. The Group’s internal system tracks each of the paying mobile phone game players’ purchase and log in history for each significant game to generate data to estimate the average playing period for the Group’s population of paying mobile phone game players. Future usage patterns may differ from the historical usage patterns on which the Group’s revenue recognition policy is based. The Group monitors the operational statistics and usage patterns of its online game and modifies the expected life span when materially different.

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

(b) Licensed games

The Group generates licensed games revenues from publishing mobile games developed by third-party game developers on the Group’s game platform or third-party app stores.

The Group enters into contracts with and pays fixed license fees to third-party game developers to obtain licenses to publish the third-party developed games on the Group’s game platform or third-party app stores. Licensed games are published on the Group’s game platform or third-party app stores for download without charges. Mobile phone game players can purchase game points for in-game premium features to enhance their game-playing experience. The Group contracts with third-party payment platforms or third-party app stores for billing, collection and transmission services offered to mobile phone game players who have purchased game points. The third-party game developers, third-party payment platforms and third-party app stores are entitled to profit sharing based on a prescribed percentage of the gross amount charged to the mobile phone game players. The Group’s obligation in the licensed games publishing service is completed upon the purchase of game points by the mobile game players. The Group determines whether to record licensed games revenues using the gross or net method of reporting in accordance with ASC 605-45. Determining whether revenue should be reported gross or net is based on an assessment of various factors, the primary factors being whether the Group is acting as the principal in offering services to the customer or whether the Group is acting as an agent in the transaction. The Group has determined that it is acting as the agent in the licensed games arrangement as the Group is not involved in the operation of the licensed game whilst the third-party game developer is the primary obligor in the arrangement, has latitude in establishing the selling price and has involvement in the determination of product specifications. Therefore, the net proceeds after deducting the amounts shared by the third-party game developers, third-party payment platforms and third-party app stores represent the amount of revenue to be recognized by the Group. The fixed license fees paid to the third-party game developers to obtain the publishing license was recognized as cost of revenues on a straight-line basis over the license period.

The Group has information generated from its internal system on the number of game points sold each month to estimate the amount of collectable net proceeds and to recognize licensed games revenues. Differences between its estimates and the actual amounts confirmed by the third-party payment platforms or third-party app stores have historically been insignificant. Generally, within 30 to 60 days after the end of each month, the Group receives billing confirmations from each of the third-party payment platforms or third-party app stores confirming the amount of net proceeds to be received by the Group. The Group further shares profits with the third-party game developers and recognizes licensed games revenues based on the net amount retained by the Group.

Collectability is considered reasonably assured as the Group deals with only reputable third-party payment platforms and third-party app stores and performs thorough credit assessment prior to entering into a business relationship with them. Historically, the Group has not experienced any significant defaults for payment.

Based on the above, the Group recognizes the estimated net proceeds to be received from the third-party payment platforms and third-party app stores for the sale of game points of the licensed games net of the amount to be shared with the third-party game developers, using data generated from its internal system, as licensed games revenues upon delivery of game points to mobile phone game players.

(ii) Handset design

The Group generates handset design revenues from the provision of comprehensive handset design solutions to mobile phone manufacturers and mobile phone content providers. Handset design solutions include printed circuit board with operating system software and optional assembly service and mobile phone contents installation service. Printed circuit boards with operating system software are sold to mobile phone manufacturers for a fixed unit price. Mobile phone contents installation services are rendered to mobile phone content providers for a prescribed percentage of the mobile phone content providers’ net profits.

(a) Printed circuit board with operating system software and optional assembly service

Printed circuit boards with operating system software and optional assembly services are multiple element arrangements comprising printed circuit boards, assembly services and operating system software specifically designed for the printed circuit boards. Since the operating system software is essential to the functionality of the printed circuit board, the transaction is outside the scope of software accounting guidance in ASC subtopic 985-605 (“ASC 985-605”), Software: Revenue Recognition, in accordance with ASU No. 2009-14 (“ASU 2009-14”), Certain Revenue Arrangements that Include Software Elements. Accordingly, the Group accounted for the sale of printed circuit boards with operating system software and optional assembly service as a multiple deliverables arrangement in accordance with ASU No. 2009-13 (“ASU 2009-13”), Revenue Recognition—Multiple-Deliverable Revenue Arrangements. Each of the printed circuit board, operating system software and assembly service represents a separate unit of accounting.

The Group and the mobile phone manufacturers sign an agreement containing the significant terms of the sale of printed circuit board with operating system software to evidence that an arrangement exists. The agreement also stipulates whether the mobile phone manufacturers engage the Group to perform assembly service on the printed circuit board. The Group delivers the assembled printed circuit boards together with the operating system software installed to mobile phone manufacturers if the Group is engaged to perform assembly service; whereas the Group normally delivers the operating system software prior to the printed circuit board to the mobile phone manufacturers if the Group is not engaged to perform assembly service. Therefore, delivery of printed circuit boards with operating system software and optional assembly services occurs upon receipt and acceptance of all deliverables by the mobile phone manufacturers. The Group performs credit assessment on the mobile phone manufacturers prior to signing the agreements to ensure collectability is reasonably assured. The purchase price is fixed because the unit price is stipulated in the signed sales agreement and no concessions such as discounts, rebates, refunds or other price changes are provided subsequently. However, the mobile phone manufacturers only pay the agreed purchase price upon receipt of all of the deliverables in the arrangement. The Group outsources the assembly of printed circuit boards and installation of operating system software to original equipment manufacturers (“OEM”) and pays manufacturing fees, which are recognized as cost of revenues, based on a prescribed fixed fee per unit manufactured.

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

(b) Mobile phone contents installation service

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

(iii) Business taxes, value-added taxes and surcharges

The Group is subject to business taxes, value-added taxes and surcharges levied on services provided in the PRC. Business taxes, value-added taxes and surcharges for the years ended December 31, 2011, 2012 and 2013 were RMB11,749, RMB9,115 and RMB4,274 (US$706), respectively. In accordance with ASC 605-45, the Group recognized revenues net of all such business taxes, value-added taxes and surcharges.

Cost of revenues

Cost of revenues primarily consists of service fees paid to mobile phone manufacturers for the installation of the Group’s self-developed mobile phone games or application platforms onto the manufactures’ mobile phones, purchase costs of printed circuit boards and manufacturing fees paid to OEMs for the assembly of printed circuit boards and mobile phone contents installation service, service fees paid to mobile application and software websites for the distribution of the Group’s social games and single player games by providing platforms for mobile phone game players to download such games, content fees paid to third-party game developers for the development of the Group’s single player games and license fees paid to third-party game developers for the right to publish the third-party developed games. These costs are expensed as incurred except for the portion that is based on a prescribed percentage of the Group’s revenues, which are recorded as cost of revenues upon revenue recognition by the Group when billing confirmations are received as more fully described above.

In addition, cost of revenues includes staff salaries, network infrastructure fee, utilities, amortization of intangible assets, operating expenses directly related to the development, operation and sale of mobile phone games as well as the provision of handset design products and services, and the 5% business tax for periods before October 2012 and the 6% value-added tax for periods after November 2012 for technology services and market promotion fees charged by the WFOEs to the VIEs.

Research and development

Research and development expenses include payroll, employee benefits and other headcount-related expenses associated with product development. Research and development expenses recorded in the consolidated statements of comprehensive income for the years ended December 31, 2011, 2012 and 2013 were RMB24,566, RMB35,071 and RMB54,294 (US$8,969), respectively.

Leases

In accordance with ASC topic 840 (“ASC 840”), Leases, leases are classified at the inception date as either a capital lease or an operating lease. For the lessee, a lease is a capital lease if any of the following conditions exists: (a) ownership is transferred to the lessee by the end of the lease term, (b) there is a bargain purchase option, (c) the lease term is at least 75% of the property’s estimated remaining economic life or (d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date. A capital lease is accounted for as if there was an acquisition of an asset and an incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases wherein rental payments are expensed on a straight-line basis over their lease term. The Group had no capital leases for any of the years presented. The Group leases certain office facilities under non-cancelable operating leases and recorded total rental expenses of RMB1,081, RMB1,684 and RMB3,546 (US$586) for the years ended December 31, 2011, 2012 and 2013, respectively.

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

Share-based compensation

In accordance with ASC topic 718 (“ASC 718”), Compensation—Stock Compensation, the Company determines whether a share option or a restricted share unit (“RSU”) should be classified and accounted for as a liability award or an equity award. All grants of share options or RSUs to employees of the Group classified as equity awards are measured at the grant date based on the fair value of the awards and are recognized as an expense, net of estimated forfeitures, over the requisite service period, which is generally the vesting period. All grants of share options to employees of VODone classified as equity awards are measured at fair value at the grant date and recognized as a one-time deemed dividend distribution to shareholder. All grants of share options or RSUs to employees classified as liability awards are remeasured at the end of each reporting period until the date of settlement with an adjustment for fair value recorded to the current period expenses in order to properly reflect the cumulative expense based on the current fair value of the vested options or RSUs. The Group has elected to recognize share-based compensation for all awards with only service conditions using the straight-line method over the requisite service period. For share-based awards with performance conditions, compensation cost is recognized only if it is probable that the performance conditions will be achieved. The Group recognizes share-based compensation for awards with performance or market conditions using the accelerated method if the awards are subject to graded vesting. For share-based awards that contain a market condition, the effect of the market condition is reflected in the grant-date fair value of the awards. Compensation cost is recognized for an award with a market condition when the requisite service is rendered, regardless of when the market condition is satisfied. The Company uses the Black-Scholes option pricing valuation model, the binomial option pricing valuations model or the Monte Carlo simulation model in determining the fair value of different equity awards and liability awards granted.

ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in the subsequent period if actual forfeitures differ from initial estimates. Share-based compensation expense was recorded net of estimated forfeitures such that expense was recorded only for those share-based awards that are expected to vest. Forfeiture rate is estimated based on historical and future expectation of employee turnover rate and is adjusted to reflect future change in circumstances and facts, if any.

The Company accounts for share awards issued to non-employees in accordance with ASC subtopic 505-50 (“ASC 505-50”), Equity: Equity-Based Payment to Non-employees. The Company’s share-based awards issued to non-employees are subject to graded vesting provisions. The Group recognizes share-based compensation expense for share awards granted to non-employees using the accelerated recognition method over the requisite service period of the award. In accordance with ASC 505-50, the Company uses the Black Scholes option pricing model or the binomial option pricing model to measure the value of options granted to non-employees at each vesting date to determine the appropriate charge to share-based compensation.

When the vesting conditions of a share-based payment are modified, the Company first determines whether the original vesting conditions were expected to be satisfied on the modification date. If the original vesting conditions are not expected to be satisfied, the grant-date fair value of the original award essentially is ignored and the fair value of the award measured at the modification date is recognized if the modified award ultimately vests, regardless of whether the fair value of the award on the modification date is greater than or less than the grant-date fair value of the award. The original grant-date fair value is ignored even if the original vesting condition ultimately is satisfied. When a vesting condition that is probable of achievement is modified and the new vesting condition also is probable of achievement, the compensation cost to be recognized if either the original vesting condition or the new vesting condition is achieved cannot be less than the grant-date fair value of the original award. That compensation cost is recognized if either the original or modified vesting condition is achieved. If the modification also increases the fair value of the award, the incremental compensation cost associated with the modification is recognized only if the modified vesting condition is satisfied.

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

Basic earnings (loss) per ordinary share is computed by dividing income (loss) attributable to holders of ordinary shares by the weighted-average number of ordinary shares outstanding during the period. Diluted earnings (loss) per share is calculated by dividing net income (loss) attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. For the purposes of calculating the Company’s basic and diluted earnings (loss) per Class A and Class B ordinary shares the ordinary shares relating to share-based awards that were exercised are assumed to have been outstanding from the date of exercise of such awards. Ordinary share equivalents are excluded from the computation of diluted earnings (loss) per share if their effects would be anti-dilutive. Ordinary share equivalents consist of the incremental ordinary shares issuable upon the exercise of share options, RSUs and warrants subject to forfeiture, and contracts that may be settled in the Company’s stock or cash. The dilutive effect of outstanding share options, RSUs and warrants is reflected in diluted earnings per share by application of the treasury stock method. Securities issued by a subsidiary that enable their holders to obtain the subsidiary’s ordinary shares are included in the consolidated earnings per share computations based on the Group’s holding of the subsidiary’s securities. The computation of diluted earnings (loss) per share of Class A ordinary shares assumes the conversion of Class B ordinary shares, whilst diluted earnings (loss) per share of Class B ordinary shares does not assume the conversion of those shares.

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

Government grants

Government grants are recognized where there is reasonable assurance that the grant will be received and all attaching conditions will be complied with. When the grant relates to an expense item, it is recognized in the consolidated statements of comprehensive income over the period necessary to match the grant on a systematic basis to the costs that it is intended to compensate. Where the grant relates to an asset, it is recognized as deferred income and released to the consolidated statements of comprehensive income in proportion to the depreciation of the related assets. The Group received government grants of RMB150, nil and RMB2,570 (US$425) during the years ended December 31, 2011, 2012 and 2013, respectively, for the development of mobile network game platforms from several PRC municipal government authorities. A government grant of RMB150 was recognized as other income for the year ended December 31, 2013. As of December 31, 2013, government grants of RMB2,000 (US$330) were classified as other non-current liabilities, as the Group did not expect all considerations attached to the government grants will be complied with during the succeeding twelve-month period from the balance sheet date; whilst government grants of RMB2,720 (US$449) were classified as other current liabilities, as the Group expects all considerations attached to the government grants will be complied with during the succeeding twelve-month period from the balance sheet date.

Segment reporting

In accordance with ASC topic 280 (“ASC 280”), Segment Reporting, the Group’s chief operating decision maker (“CODM”) has been identified as the chief executive officer, who reviews operating results of the business when making decisions about allocating resources and assessing performance for the Group. The Group consisted of three segments as of and for the years ended December 31, 2011. The Group began changing its operations from feature phone games to smartphone games during the year ended December 31, 2012. As a result, the original feature phone games segment and the smartphone games segment were combined into the mobile phone games segment in 2012. During the year ended December 31, 2013, the Group implemented a business transition from handset design business to mobile phone games promotion business. As a result, the Group operated and managed its business as a single operating segment in 2013. Additional segment information has not been presented for the years ended December 31, 2011, 2012 and 2013, as the corresponding items of segment information for earlier periods should be restated when the composition of the Company’s reportable segments is changed in accordance with ASC 280. As substantially all of the Group’s long-lived assets and revenues are located in and derived from the PRC, geographical segments are not presented.

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

When a loss contingency is not both probable and estimable, the Group does not record an accrued liability but discloses the nature and the amount, if material. However, if the loss (or an additional loss in excess of the accrual) is at least reasonably possible, then the Group discloses an estimate of the loss or range of loss, if such estimate can be made and material, or states that such estimate is immaterial if it can be estimated but immaterial, or discloses that an estimate cannot be made. The assessments of whether a loss is probable or reasonably possible, and whether the loss or a range of loss is estimable, often involve complex judgments about future events. Management is often unable to estimate the loss or a range of loss, particularly where (i) the damages sought are indeterminate, (ii) the proceedings are in the early stages, or (iii) there is a lack of clear or consistent interpretation of laws specific to the industry-specific complaints among different jurisdictions. In such cases, there is considerable uncertainty regarding the timing or ultimate resolution of such matters, including eventual loss, fine, penalty or business impact, if any.

Recent accounting pronouncement

In July 2013, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2013-11 (“ASU 2013-11”), Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists, which concludes an unrecognized tax benefit should be presented as a reduction of a deferred tax asset when settlement in this manner is available under the tax law. The amendments are effective for reporting periods beginning after December 15, 2013. Early adoption is permitted. The Company does not expect the adoption of ASU 2013-11 will have a significant effect on its consolidated financial statements.

3. CONCENTRATION OF RISKS

Concentration of credit risk

Assets that potentially subject the Group to significant concentration of credit risk primarily consist of cash and cash equivalents, restricted cash, short-term investments, accounts receivable and amounts due from related parties. As of December 31, 2013, substantially all of the Group’s cash and cash equivalents, restricted cash and short-term investments were de posited in financial institutions located in the PRC and Hong Kong, which management believes are of high credit quality.

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

Amounts due from related parties are typically unsecured, interest-free and repayable on demand. In evaluating the collectability of the amounts due from related parties balance, the Group considers many factors, including the related parties’ repayment history and their credit-worthiness. An allowance for doubtful accounts is made when collection of the full amount is no longer probable.

Concentration of customers

Approximately 19% and 14% of total net revenues were derived from one customer, namely China Mobile Communications Corporation Jiangsu Ltd., for the years ended December 31, 2011 and 2012, respectively. Approximately 10% and 10% of total net revenues were derived from two customers, namely China Mobile Communications Corporation Jiangsu Ltd., and Shenzhen Vichit Technology Co., Ltd., for the year ended December 31, 2013, respectively.

Approximately 6%, nil and 0.5% of total net revenues for the years ended December 31, 2011, 2012 and 2013, respectively, were derived from related parties (Note 21).

Approximately 58% of the Group’s prepayments were made to three third-party game developers in connection with the arrangements to obtain licenses to publish the third-party developed games on the Group’s game platform or third-party app stores as of December 31, 2013. Any disruption in the publishing licenses with these third-party game developers may adversely affect the Group’s business, financial condition and results of operations.

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

Foreign currency exchange rate risk

From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. The appreciation (depreciation) of the RMB against US$ was approximately 5%,

(0.2%) and 3% for the years ended December 31, 2011, 2012 and 2013, respectively. On June 19, 2010, the People’s Bank of China announced the end of the RMB’s de facto peg to US$, a policy which was instituted in late 2008 in the face of the global financial crisis, to further reform the RMB exchange rate regime and to enhance the RMB exchange rate flexibility. The exchange rate floating bands will remain the same as previously announced in the inter-bank foreign exchange market. While the international reaction to the appreciation of the RMB has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and potentially more significant appreciation of the RMB against the US$.

Other business risk

The PRC laws and regulations require that an entity obtain an Internet Publishing License and an Online Culture Operation License from the relevant PRC government authorities in order to operate in online mobile game business. One of the Company’s subsidiaries, Huiyou, has historically operated in the development of online mobile games without obtaining the required licenses from the relevant PRC government authorities. The developed online mobile games were licensed to Yingzheng, a VIE, which operated the online mobile games in its own name and paid commissions to Huiyou in return. The relevant PRC governmental authorities may deem the activities of Huiyou to be the operation of online games without obtaining the required licenses, which may subject the Group to penalties, and require the Group to make costly changes to its business model and materially disrupt its business. However, in the opinion of management, Huiyou’s current business model does not violate applicable PRC laws and regulations and the likelihood of penalties is remote.

4. BUSINESS ACQUISITIONS

(a) Acquisition of Vogins BVI

On November 22, 2013, the Group entered into a share purchase agreement with the shareholders of Vogins Technology Co. Limited (“Vogins BVI”) to acquire 90.6% equity interest in Vogins BVI, of which 82.6% was acquired from Gaintech Co. Limited (“Gaintech”), a company controlled by a shareholder of the Company, at a purchase price of RMB1,097 cash. Vogins BVI held 49% equity interest in one of the subsidiaries of the Group prior to the acquisition as further described below. The acquisition was completed and the Group took effective control of Vogins BVI and its subsidiaries on November 29, 2013. The acquisition of Vogins BVI and its subsidiaries meets the definition of a business acquisition and the results of operations of the acquired business have been included in the Company’s consolidated financial statements since November 29, 2013. As a result of the acquisition, the Group is expected to effectively manage its billing and collection process and further expand its mobile phone games business in the PRC.

Prior to the acquisition, the Group had several preexisting relationships with Vogins BVI and one of its subsidiaries, Vogins Network Technology (Shanghai) Limited (“Vogins Shanghai”). Vogins Shanghai obtained two loans from the Group amounting to RMB4,483 in aggregate due to shortage of working capital. These loans were unsecured, non-interest bearing and repayable on demand. In addition, the Group entered into several contracts with Vogins Shanghai for its service as a mobile phone service provider for billing and collection services offered to mobile phone game players who have purchased in-game premium features. Furthermore, the Group entered into a technology service agreement with Vogins Shanghai, pursuant to which the Group would provide a self-developed mobile phone technology platform software and related technical services to Vogins Shanghai for a contractual term of three years in exchange for a service fee calculated based on the number of download by mobile phone users multiplied by a pre-determined unit price for each download through the mobile phone technology platform. The Group transferred 49% noncontrolling interest in one of its subsidiaries to Vogins BVI as an inducement for Vogins Shanghai to sign the technology service agreement. The Group treated the settlement of these preexisting relationships amounting to RMB13,894 as additional consideration transferred.

In accordance with ASC 810, the Group accounted for the 49% noncontrolling interest of its subsidiary obtained indirectly through the acquisition of Vogins BVI as an equity transaction. The consideration transferred, including settlements of the preexisting relationships with Vogins BVI, was allocated between the business acquired and the noncontrolling interest obtained based on their relative fair values. As a result, RMB12,928 and RMB2,063 (US$341) of the consideration transferred were allocated to the business acquired and the noncontrolling interest obtained, respectively. The difference between the fair value of the consideration transferred of RMB2,063 and the carrying value of the 49% noncontrolling interest of RMB520 (US$86), which amounted to RMB1,543 (US$255), was recorded as an adjustment in additional paid-in capital.

The acquisition date fair value of the consideration transferred for the business acquired and the 9.4% noncontrolling interest in Vogins BVI amounted to RMB14,344, which consisted of the following:

RMB
Cash	1,097
Settlements of the preexisting relationships with Vogins BVI	13,894
Less: Consideration allocated to the 49% noncontrolling interest obtained	(2,063)
Fair value of 9.4% noncontrolling interest in Vogins BVI	1,416

14,344

The fair value of the 9.4% noncontrolling interest in the Vogins BVI of RMB1,416 was estimated by deriving the fair value of the acquired business as a whole and then subtracting the considerations transferred by the Group for the 90.6% controlling interest. The Group determined the fair value of the acquired business using the income approach with the assistance of an independent valuation firm. As Vogins BVI is a private entity, the fair value measurement is based on significant inputs that are not observable in the market and represents a Level 3 measurement as defined in ASC 820. The fair value estimates are based on (i) a discount rate of 27.74%, (ii) long-term sustainable growth rate of 3%, (iii) financial multiples of companies in the same industry as Vogins BVI and (iv) adjustments due to the lack of marketability that market participants would consider when estimating the fair value of Vogins BVI.

The following table summarizes the fair values of the assets acquired and liabilities assumed at the date of acquisition on November 29, 2013.

November 29, 2013
RMB
Cash and cash equivalents	1,201
Accounts receivable	10,036
Prepayment and other current assets	158
Property and equipment	171
Intangible assets	16,374
Deferred tax assets, non-current portion	2,536

Total identifiable assets acquired	30,476

Accounts payable	(1,708)
Accrued expenses and other current liabilities	(234)
Other non-current liabilities	(2,000)
Deferred tax liabilities	(2,536)

Total liabilities assumed	(6,478)

Net identifiable assets acquired	23,998
Less:
Fair value of considerations transferred	(14,344)

Gain on bargain purchase	9,654

The acquired intangible assets of RMB16,374 mainly consisted of a contract with mobile network operator with an estimated useful life of three years.

The gain on bargain purchase represents the excess of the fair value of the identifiable net assets acquired above the consideration transferred. The Group has performed a comprehensive reassessment of the bargain purchase gain by verifying that all assets acquired and liabilities assumed were properly identified. The gain on bargain purchase was primarily attributable to (i) the transaction not being subject to a competitive bidding process as a result of the original shareholders’ inexperience in the industry and their inability to market Vogins BVI to multiple potential buyers; and (ii) the purchase price was agreed prior to the closing date of the transaction and the fair value of the net identifiable assets acquired increased during the intervening period. The resulting gain on bargain purchase of RMB9,654 (US$1,595) has been recorded in the consolidated statements of comprehensive income for the year ended December 31, 2013.

The Group recognized RMB30 of acquisition-related costs that were expensed in the year ended December 31, 2013. These costs are included in “General and administrative expenses” in the consolidated statements of comprehensive income. The amounts of revenue and net income of Vogins BVI included in the Company’s consolidated statements of comprehensive income from November 29, 2013, the acquisition date, to December 31, 2013 were RMB1,337 (US$221) and RMB851 (US$141), respectively.

(b) Pro forma consolidated financial information

The following unaudited pro forma consolidated financial information reflects the results of the operations of the Group for the years ended December 31, 2012 and 2013, as if the acquisition of Vogins BVI described above had been completed as of January 1, 2012. The pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what operating results would have been had the acquisition actually taken place on the date indicated and may not be indicative of future operating results. These amounts have been calculated after applying the Company’s accounting policies and the pro forma adjustments are based upon available information and certain assumptions that management believes are reasonable.

	For the Years Ended December 31
	2012	2013
	RMB (unaudited)	RMB (unaudited)
Net revenues	193,794	357,758
Net (loss) income	(15,659)	12,523
Basic (loss) earnings per share	(0.05)	0.04
Diluted (loss) earnings per share	(0.05)	0.04

5. ACCOUNTS RECEIVABLE

Accounts receivable and the related allowance for doubtful accounts are summarized as follows:

	As of December 31,
	2012	2013	2013
	RMB	RMB	US$
Accounts receivable	41,726	140,049	23,134
Less: Allowance for doubtful accounts	—	—	—

Accounts receivable, net	41,726	140,049	23,134

The Group does not offer extended payment terms and all accounts receivable are unsecured and non-interesting bearing. The Group offers credit terms ranging from three to nine months to customers with long-term relationship and good credit history. For the years ended December 31, 2011, 2012 and 2013, accounts receivable of nil, RMB553 and nil were written off after all collection efforts have ceased. No allowance for doubtful accounts was recognized as of December 31, 2012 and 2013.

6. INVENTORIES

Inventories are summarized as follows:

	As of December 31,
	2012	2013	2013
	RMB	RMB	US$
Raw materials	1,854	—	—
Working in process	505	—	—
Inventories net	2,359	—	—

Obsolete inventories of nil, RMB669 and nil were written off as an expense in cost of revenues during the years ended December 31, 2011, 2012 and 2013, respectively. No inventory obsolescence provision was recognized as of December 31, 2012 and 2013.

7. PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets consist of the following:

	As of December 31,
	2012	2013	2013
	RMB	RMB	US$
Contingently returnable consideration assets	13,648	—	—
Indemnification assets from a business acquisition	4,460	4,911	811
Deposits	1,173	4,776	789
Advances to employees	293	786	130
Receivables from game developers	10,000	13,600	2,247
Interests receivable	553	528	87
Loan to a third-party	3,040	—	—
Prepaid expenses	3,870	62,086	10,256
Others	349	4,898	809

Total	37,386	91,585	15,129

Contingently returnable consideration assets represent the VODone ordinary shares transferred as part of the consideration for the 3GUU Group acquisition which are contingently returnable in whole or in part to VODone if the income before tax of the 3GUU Group for the period from December 1, 2010 to December 31, 2013 does not meet certain predetermined performance targets. The right to the return of the transferred VODone ordinary shares was classified as an asset with changes in fair value recognized in the consolidated statements of comprehensive income in accordance with ASC 805. A gain of RMB39,446, RMB27,326 and RMB24,366 (US$4,025) resulted from the change in fair value of the contingently returnable consideration assets was recognized in the consolidated statements of comprehensive income for the years ended December 31, 2011, 2012 and 2013, respectively. As of December 31, 2013, the contingently returnable consideration assets were fully settled.

Indemnification assets represent the indemnification provided by the selling shareholders of the 3GUU Group for uncertainties about the settlement amount of unrecognized tax benefits related to the pre-acquisition period. A gain of RMB293, RMB451 and RMB451(US$75) resulted from the change in fair value of the indemnification assets was recognized in the consolidated statements of comprehensive income for the years ended December 31, 2011, 2012 and 2013, respectively.

Receivables from game developers as of December 31, 2012 and 2013 represent the financial support provided to two third-party game developers to each develop a social game according to the Group’s request and specifications. The financial support will be repaid by the game developers using future profits generated by the two developed games to be shared with the game developers by the Group based on a predetermined profit sharing arrangement.

Loan to a third-party as of December 31, 2012 represents a RMB denominated loan to an unrelated third-party of RMB3,040 (US$488). The loan is unsecured, interest-free and repayable within one year.

Prepaid expenses mainly represent prepayments to third-party game developers in connection with the arrangements to obtain licenses to publish the third-party developed games on the Group’s game platform or third-party app stores. The third-party game developers are entitled to profit sharing based on a prescribed percentage of the gross amount charged to the mobile phone game players under the licensed games publishing arrangement. The shared profits earned by the third-party game developers will initially be offset against the prepayments until the balance is reduced to zero.

8. PROPERTY AND EQUIPMENT, NET

Property and equipment and the related accumulated depreciation are summarized as follows:

	As of December 31,
	2012	2013	2013
	RMB	RMB	US$
Office equipment	7,214	16,376	2,704
Leasehold improvement	1,661	3,633	600
Motor vehicles	88	88	15

Property and equipment, cost	8,963	20,097	3,319
Less: Accumulated depreciation	(4,149)	(7,012)	(1,158)

Property and equipment, net	4,814	13,085	2,161

Depreciation expenses for the years ended December 31, 2011, 2012 and 2013 were RMB1,584, RMB2,462 and RMB4,288 (US$708), respectively.

9. GOODWILL

Changes in the carrying amount of goodwill for the years ended December 31, 2012 and 2013 are as follows:

	Dragon Joyce Group	3GUU Group	OWX Group	Total
	RMB	RMB	RMB	RMB
Balance as of December 31, 2011	247,373	267,824	83,161	598,358
Goodwill acquired during the year	—	—	—	—
Impairment	—	—	(33,517)	(33,517)

Balance as of December 31, 2012	247,373	267,824	49,644	564,841

Goodwill acquired during the year	—	—	—	—
Impairment	—	—	—	—

Balance as of December 31, 2013	247,373	267,824	49,644	564,841

Balance as of December 31, 2013 in US$	40,863	44,241	8,201	93,305

Goodwill is not deductible for tax purposes and is not amortized but tested for impairment at least annually.

As of December 31, 2012 and 2013, the Company performed the two-step goodwill impairment test on each of its reporting units.

In estimating the fair value of each of the reporting units in the first step of the impairment test, significant management judgment was applied. The Company estimated the fair value of each of the reporting units using the income approach valuation methodology. The market-based valuation methodology is not considered as appropriate because of volatility of the general market condition as well as insufficient number of comparable companies. In using the income approach methodology of valuation, estimates to determine the fair value of the reporting units included management’s judgment related to forecasts of future operating results, discount rates and expected future growth rates. The underlying assumptions used in the first step of the impairment test considered the market capitalization as of December 31, 2012 and 2013 as well as the current local operating environment in the PRC and its expected impact on the fair value of the reporting unit.

As of December 31, 2012, due to the market transition and decline in demand for handset design of feature phones, the Company determined that the fair value of the OWX Group reporting unit was less than its carrying value and performed the second step of the impairment test. The Company performed the second step of the impairment test to determine if the implied fair value of goodwill of the OWX Group reporting unit is less than the carrying value. The implied fair value of goodwill was determined by allocating the fair value of the reporting unit to all of the assets and liabilities including any unrecognized intangible assets of the reporting unit. This implied fair value was compared to the carrying value of reporting unit goodwill to quantify the amount of impairment loss. For the year ended December 31, 2012, the Company recognized a goodwill impairment charge of RMB33,517.

As of December 31, 2013, the Company determined that the fair value of each reporting unit exceeds its carrying value based on the results of the first step of the impairment test. No goodwill impairment charge was recognized for the year ended December 31, 2013.

10. INTANGIBLE ASSETS, NET

Intangible assets and the related accumulated amortization and impairment loss are summarized as follows:

	As of December 31, 2012,
	Cost or fair value at acquisition	Accumulated amortization	Impairment	Net value
	RMB	RMB	RMB	RMB
Computer software	5,210	(1,416)	—	3,794
Mobile games and platforms	59,304	(35,690)	—	23,614
Acquired customer relationships	42,938	(17,639)	(10,910)	14,389
Mobile game product development costs	2,679	(1,478)	—	1,201

Total	110,131	(56,223)	(10,910)	42,998

	As of December 31, 2013,
	Cost or fair value at acquisition	Accumulated amortization	Impairment	Net value	Net value
	RMB	RMB	RMB	RMB	US$
Computer software	5,152	(2,029)	(2,613)	510	84
Mobile games and platforms	66,203	(47,852)	—	18,351	3,031
Acquired customer relationships	43,234	(16,763)	—	26,471	4,373
Mobile game licenses	45,998	(4,868)	—	41,130	6,794
Mobile game product development costs	2,679	(2,250)	—	429	71

Total	163,266	(73,762)	(2,613)	86,891	14,353

During the year ended December 31, 2012, the Company recognized a full impairment charge of RMB10,910 (US$1,751) on the acquired customer relationships of the OWX Group attributable to the handset design business, as the intangible asset was no longer expected to generate any further economic benefits for the Group.

During the year ended December 31, 2013, the Company recognized a full impairment charge of RMB2,613 (US$432) on the feature phone middleware platform of the 3GUU Group due to changes in business strategy by management in light of the downward trend in the feature phone market. The intangible asset was no longer expected to generate any further economic benefits for the Group.

Amortization expenses, which were recorded in cost of revenues, for the years ended December 31, 2011, 2012 and 2013 were RMB19,686, RMB23,583 and RMB22,707 (US$3,751), respectively.

The estimated annual amortization expenses for each of the five succeeding fiscal years are as follows:

	RMB	US$
2014	32,405	5,353
2015	29,236	4,829
2016	15,925	2,631
2017	3,825	632
2018	3,017	498

Total	84,408	13,943

11. NON-CURRENT PREPAYMENTS

During the year ended December 31, 2012, the Group paid upfront payments of RMB30,000 (US$4,815) to certain mobile phone service providers as a form of sales incentives in exchange for an exclusive channel for billing and collection services (the “Channel”) offered by the mobile service providers to mobile phone game players who purchase the Group’s in-game premium features. The upfront payments are amortized over the useful life of the Channels, which is estimated to be 5 to 6 years depending on the historical relationship between the Group and the mobile phone service providers. The Group accounts for the sales incentives as a reduction of revenues in accordance with ASC 605-50, Revenue Recognition: Customer Payments and Incentives. For the years ended December 31, 2012 and December 31, 2013, upfront payments amounting to RMB1,400 and RMB5,600 (US$925), respectively, were amortized and recognized as a reduction of revenues in the consolidated statements of comprehensive income. As of December 31, 2012 and 2013, the unamortized portion of the upfront payments amounting to RMB28,600 and RMB23,000 (US$3,799), respectively, was classified as non-current prepayments on the consolidated balance sheets.

12. SHORT-TERM BANK BORROWING

The short-term bank borrowing outstanding as of December 31, 2013 represents a RMB denominated loan of RMB14,000 (US$2,313) obtained from a financial institution in the PRC for working capital purposes. The short-term bank borrowing has a term of three months at a fixed interest rate of 5.60% per annum and is pledged by a letter of credit of RMB15,725 (US$2,598) from a subsidiary of the Company. The short-term bank borrowing was fully repaid by the Company on January 7, 2014.

13. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	As of December 31,
	2012	2013	2013
	RMB	RMB	US$
Advances from customers	616	529	87
Accrued payroll and welfare payable	16,251	28,438	4,698
Business tax, value-added tax and other taxes payable	1,287	6,661	1,100
Government grant	—	2,720	449
Others	1,443	2,826	466

Total	19,597	41,174	6,800

Advances from customers represent cash payments received from customers in advance of the delivery of handset design products and services. The advances are applied towards the purchase price and recognized as revenue when the conditions for revenue recognition have been met. Advances from customers are non-interest bearing and refundable if the Group fails to perform.

14. DEFERRED INITIAL PUBLIC OFFERING COSTS

Direct costs incurred by the Company attributable to its initial public offering of ordinary shares in the United States were deferred until September 25, 2012 and expensed off to the consolidated statements of comprehensive income upon the Listing of the Company (Note 1). Such deferred costs included legal and other professional fees related to the offering.

15. OTHER INCOME

Other income consists of the following:

	For the Years Ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$
Gain on bargain purchase (Note 4)	—	—	9,654	1,595
Gain on disposal of a subsidiary	—	—	14,332	2,367
Others	293	451	1,668	275

	293	451	25,654	4,237

On June 5, 2013, the Company entered into an equity purchase and sale agreement with a third-party to dispose 100% equity interest in Shenzhen Douwan Network Technology Co., Ltd. (“Shenzhen Douwan”) for a total cash consideration of RMB750. Shenzhen Douwan was engaged in the development, operation and sale of mobile phone games in the PRC. In April 2012, Shenzhen Douwan transferred substantially all of its operating assets to another subsidiary of the Company and ceased operations. The disposal date was June 5, 2013, which was the date the Company lost effective control over Shenzhen Douwan. At the time of disposal, Shenzhen Douwan has net liabilities of RMB15,082, which primarily consisted of RMB13,374 unrecognized tax benefits. A gain on disposal of RMB14,332 (US$2,367) was recognized for the year ended December 31, 2013. The operating results of Shenzhen Douwan have not been presented as discontinued operations in the consolidated statements of comprehensive income for all years presented, as Shenzhen Douwan had no operation and did not meet the definition of a component of an entity under ASC topic 205 (“ASC 205”), Presentation of Financial Statements—Discontinued Operation.

16. CONTINGENTLY REDEEMABLE ORDINARY SHARES

On May 11, 2012 (the “Issuance Date”), the Company issued 26,485,961 contingently redeemable ordinary shares (“Contingently Redeemable Ordinary Shares”) for an aggregate purchase price of US$12,000 (the “Purchase Price”), or US$0.45307 per share (the “Initial Per Share Price”).

The key features of the Contingently Redeemable Ordinary Shares are as follows:

Redemption

The holders of the Contingently Redeemable Ordinary Shares may require the Company to redeem all but not less than all of the Contingently Redeemable Ordinary Shares held by the holders upon (i) an IPO is consummated on or prior to May 11, 2013 and the market capitalization of the IPO is below US$300,000 or (ii) the IPO has not been consummated on or prior to May 11, 2013 (“Target IPO Date”). The redemption price shall equal to the Purchase Price plus any interest accrued on the Purchase Price based on an interest rate of 3% per annum on the Issuance Date. If the Company completes an IPO on or prior to May 11, 2013 and the market capitalization of the IPO is in excess of US$300,000 (“Qualified IPO”), the redemption right is forfeited and the Contingently Redeemable Ordinary Shares shall automatically be converted into ordinary shares.

On May 11, 2013, the Company entered into a supplemental agreement with the holders of the Contingently Redeemable Ordinary Shares to postpone the Target IPO Date from May 11, 2013 to December 31, 2013. In addition, the annual redemption interest rate has been revised to be 5% per annum for the period from May 10, 2013 to December 31, 2013.

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

The initial carrying value of the Contingently Redeemable Ordinary Shares is the issue price on the Issuance Date of RMB75,648 net of issuance costs of RMB1,813. The Company concluded that the Contingently Redeemable Ordinary Shares are not redeemable currently, but it is probable that the Contingently Redeemable Ordinary Shares will become redeemable. The Company elected to recognize changes in the redemption value immediately as they occur and adjust the carrying value of the Contingently Redeemable Ordinary Shares to equal the redemption value at the end of each reporting period. An accretion charge of RMB3,023 and RMB3,174 (US$524) was recorded as a reduction of income available to ordinary shareholders for the years ended December 31, 2012 and 2013, respectively.

The Company accounted for the amendments to the Contingently Redeemable Ordinary Shares on May 11, 2013 as a modification using the modified debt model in ASC subtopic 470-50 (“ASC 470-50”), Modifications and Extinguishments, which provides for prospective treatment of the modification of the contractual cash flows by establishing a new effective interest rate to equate the future contractual cash flows to the carrying amount of the debt. As a result, the interest on the Contingently Redeemable Ordinary Shares was accrued at an interest rate of 5% per annum starting from May 10, 2013.

The carrying value of the Contingently Redeemable Ordinary Shares as of December 31, 2013 is as follows:

	RMB	US$
Balance as of December 31, 2012	76,858	12,307
Changes in redemption value	3,174	524
Exchange rate effect	(2,355)	—

Balance as of December 31, 2013	77,677	12,831

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

On January 21, 2014, the redemption right of the Contingently Redeemable Ordinary Shares expired without being exercised by the holders. As a result, all of the Contingently Redeemable Ordinary Shares were automatically converted into Class A ordinary shares of the Company. In accordance with ASC 480-10-S99-3A, the Company reclassified the carrying amount of the Contingently Redeemable Ordinary Shares from mezzanine equity to permanent equity without reversing any prior accretions on January 21, 2014.

17. SHAREHOLDERS’ EQUITY

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

Upon the completion of the Listing on September 25, 2012, the Company’s ordinary shares were converted into 113,112,458 Class A ordinary shares and 189,617,092 Class B ordinary shares. The Memorandum and Articles of Association were amended and restated such that the authorized share capital consisted of 750,000,000 Class A and 250,000,000 Class B ordinary shares, respectively, at a par value of US$0.001 per share. The rights of the holders of Class A and Class B ordinary shares are identical, except with respect to voting rights. Each share of Class A ordinary shares is entitled to one vote per share and is not convertible into Class B ordinary shares under any circumstances. Each Class B ordinary share is entitled to five votes per share and is convertible into one Class A ordinary share at any time by its holder. Upon any transfer of Class B ordinary shares by the holder thereof to any person or entity that is not an affiliate of such holder, such Class B ordinary shares would be automatically converted into an equal number of Class A ordinary shares. 8,795,864 Class B ordinary shares were converted into Class A ordinary shares during the year ended December 31, 2013.

On August 5, 2013, the Company issued 28,000,000 Class A ordinary shares, at a par value of US$0.001 per share, to Champion Plus Group Limited (“Champion Plus”), a third-party company, at a consideration of US$20,000 in a private placement.

On August 5, 2013, the Company issued 7,000,000 Class A ordinary shares, at a par value of US$0.001 per share, to Grand Synergy Limited, a third-party company, at a consideration of US$5,000 in a private placement. In connection with this private placement, the Company issued 100,000 warrants to Champion Plus as the payment for its service. Each warrant allows Champion Plus to purchase one ADS of the Company at $10.00 per ADS (Note 20 (d)).

On November 29, 2013, the Company issued 14,634,900 Class A ordinary shares, at a par value of US$0.001 per share, to ICBC Credit Suisse Asset Management (International) Company Limited, a third-party company acting as the investment manager for National Council for Social Security Fund, at consideration of US$15,158 in a private placement.

On November 29, 2013, the Company issued 1,232,000 Class A ordinary shares, at a par value of US$0.001 per share, to ICBC Credit Suisse Asset Management Co., Ltd., a third-party company acting as the investment manager for ICBCCS Global China Opportunity Equity Fund, at consideration of US$1,276 in a private placement.

As of December 31, 2012 and 2013, 464,750 and 929,500 RSUs were vested and considered to be issued and outstanding Class A ordinary shares, respectively.

All ordinary share and per share information are adjusted retroactively for the above described change in share capital and ordinary shares rights offering, for all years presented. As of December 31, 2012, 750,000,000 Class A ordinary shares and 250,000,000 Class B ordinary shares were authorized, respectively, and 113,577,208 Class A ordinary shares and 189,617,092 Class B ordinary shares were issued and outstanding, respectively. As of December 31, 2013, 750,000,000 Class A ordinary shares and 250,000,000 Class B ordinary shares were authorized, respectively, and 178,034,362 Class A ordinary shares and 180,821,228 Class B ordinary shares were issued and outstanding, respectively.

The Company did not pay or declare any dividends on ordinary shares in the years ended December 31, 2012 and 2013. On December 8, 2011, the Company’s board of directors declared cash dividend of RMB71,400 to certain shareholders of the Group based on the undistributed retained earnings of the Dragon Joyce Group and the OXW Group and their respective shareholding in these entities at the time of the Reorganization. The payment of dividends in the future will be contingent upon the Group’s revenues and earnings, if any, capital requirements and general financial condition subsequent to the completion of a business combination. The payment of dividends will be subject to the discretion of the Company’s board of directors and subject to the requirements of Cayman Islands’ laws.

Accumulated other comprehensive income (loss)

Changes in the balances of the component of accumulated other comprehensive income (loss) for the years ended December 31, 2011, 2012 and 2013 are as follows:

	Foreign currency translation
	RMB	US$
Balance as of December 31, 2010	(78)	(12)
Other comprehensive loss	(349)	(56)

Balance as of December 31, 2011	(427)	(68)
Other comprehensive income	7	1

Balance as of December 31, 2012	(420)	(67)
Other comprehensive income	542	87

Balance as of December 31, 2013	122	20

18. RESTRICTED NET ASSETS

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries and VIEs. Relevant PRC statutory laws and regulations permit payments of dividends by the Company’s PRC subsidiaries and VIEs only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Company’s PRC subsidiaries and VIEs.

In accordance with the PRC Regulations on Enterprises with Foreign Investment and their articles of association, a foreign invested enterprise established in the PRC is required to provide certain statutory reserves, namely general reserve fund, the enterprise expansion fund and staff welfare and bonus fund which are appropriated from net profit as reported in the enterprise’s PRC statutory accounts. A foreign invested enterprise is required to allocate at least 10% of its annual after-tax profit to the general reserve until such reserve has reached 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors for all foreign invested enterprises. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. Huiyou, Donggan, Longyue, Qilewuxian, Yikechuanghui, Shenzhen Douqu, OWX Beijing, Zhongtuo, Yitongtianxia, Huifenghechang and Vogins Shanghai, were established as a foreign invested enterprise and therefore are subject to the above mandated restrictions on distributable profits.

Additionally, in accordance with the Company Law of the PRC, a domestic enterprise is required to provide statutory common reserve at least 10% of its annual after-tax profit until such reserve has reached 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. A domestic enterprise is also required to provide discretionary surplus reserve, at the discretion of the board of directors, from the profits determined in accordance with the enterprise’s PRC statutory accounts. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. Yingzheng and Lanyue were established as a domestic invested enterprise and therefore is subject to the above mandated restrictions on distributable profits.

As a result of these PRC laws and regulations that require annual appropriations of 10% of after-tax income to be set aside prior to payment of dividends as general reserve fund, the Company’s PRC subsidiaries and the VIEs are restricted in their ability to transfer a portion of their net assets in the form of dividend payments, loans or advances to the Company. The amounts restricted include paid-in capital and statutory reserve funds of the Company’s PRC subsidiaries and the net assets of the VIEs, as determined pursuant to PRC generally accepted accounting principles, totaling RMB157,509 (US$26,019) as of December 31, 2013.

19. INCOME TAXES

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

China

Effective from January 1, 2008, the PRC’s statutory enterprise income tax (“EIT”) rate is 25%. The Company’s PRC subsidiaries, the VIEs and the VIEs’ subsidiaries are subject to EIT at 25% unless otherwise specified.

Under the EIT law and its relevant regulations, dividends paid by PRC enterprises out of profits earned after December 31, 2007 to non-PRC tax resident investors are subject to PRC withholding tax of 10%. A lower withholding tax rate may be applied based on applicable tax treaty with certain countries.

Pursuant to CaiShui [2008] No.1, qualified new software development enterprises are each entitled to a tax holiday of 2-year full EIT exemption followed by 3-year 50% EIT reduction (“2+3 tax holiday”) starting from their respective first profit-making year. Huiyou and Yitongtianxia, being qualified new software development enterprises, are each entitled to a 2+3 tax holiday and their first profit-making year was year 2012 and year 2011, respectively. Accordingly, Huiyou is tax exempted for years 2012 and 2013 and subject to EIT at 12.5% from years 2014 to 2016. Yitongtianxia’s first profit-making year was 2011but received the 2+3 tax holiday approval in April 2012. As a result, the 2+3 tax holiday is effective retroactively from year 2011 and is tax exempted for years 2011 and 2012 and subject to EIT at 12.5% from years 2013 to 2015.

Under the prevailing EIT law and its relevant regulations, a qualified high and new technology enterprise is entitled to a preferential tax rate of 15%. In May 2012, Yingzheng obtained the approval to enjoy the high and new technology enterprise preferential tax rate of 15% effective retroactively from year 2011 for a period of three years.

The prevailing EIT law and its relevant regulations treat enterprises established outside of the PRC with “effective management and control” located in the PRC as PRC resident enterprises for tax purposes. The term “effective management and control” is generally defined as exercising management and control over the business, personnel, accounting, properties, etc. of an enterprise. The Company and its subsidiaries located in jurisdictions outside of the mainland PRC, if considered PRC resident enterprises for tax purposes, would be subject to the PRC enterprise income tax at the rate of 25% on their worldwide income commencing on January 1, 2008. As of December 31, 2012 and 2013, the Company has not accrued for PRC tax on such basis, as the Group’s non-PRC entities had zero profits for the period after January 1, 2008. The Group will continue to monitor the tax status with regards to the PRC tax resident enterprise regulation of its non-PRC entities.

Income (loss) before income taxes consists of:

	For the Years Ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$
Cayman Islands	34,263	(43,486)	9,008	1,488
British Virgin Islands	—	(18,881)	(591)	(98)
Hong Kong	6,585	5,369	(2,783)	(460)
The PRC	86,568	33,836	20,932	3,458

Total	127,416	(23,162)	26,566	4,388

The current and deferred components of the income tax benefit appearing in the consolidated statements of comprehensive income are as follows:

	For the Years Ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$
Current tax expense (benefit)	19,294	(5,969)	3,277	541
Deferred tax benefit	(55,221)	(2,720)	(3,474)	(574)

	(35,927)	(8,689)	(197)	(33)

A reconciliation of income taxes computed at the PRC statutory tax rate of 25% to the actual income tax benefit is as follows:

	For the Years Ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$
Income (loss) before income taxes	127,416	(23,162)	26,566	4,388

Income tax expense (benefit) computed at the PRC statutory tax rate of 25%	31,854	(5,791)	6,642	1,097
Foreign tax rate differential	(10,565)	12,081	3,481	575
Deemed profits taxation basis differential in Shenzhen Douwan	(18,118)	—	—	—
Non-deductible expenses	2,983	1,630	1,096	181
Non-taxable income	—	—	(6,246)	(1,032)
Effect of change in tax status/rate	—	(8,643)	—	—
Withholding tax on dividend distribution	7,000	—	—	—
Effect of tax holidays	—	(17,045)	(13,481)	(2,227)
Outside basis differences in the VIE	(51,432)	—	—	—
Current/deferred rate differential	(108)	3,196	(813)	(134)
Increase in valuation allowance	1,073	3,184	8,040	1,328
Interest and penalties on unrecognized tax benefits	1,386	2,643	1,130	187
Others	—	56	(46)	(8)

Income tax benefit	(35,927)	(8,689)	(197)	(33)

Deemed taxation basis differential in Shenzhen Douwan represents the difference in income tax expense calculated at the PRC statutory tax rate of 25% on income before taxes versus on deemed profits calculated at 30% of net revenue. Shenzhen Douwan adopted the methodology of deemed profits basis in year 2011.

The aggregate amount and per share effect of tax holidays are as follows:

	For the Years Ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$
Aggregate amount	—	17,045	13,481	2,227

Effect on basic and diluted earnings per share for Class A and Class B ordinary shares:
Basic and Diluted	—	0.06	0.04	0.01

The significant components of the Group’s deferred tax assets and deferred tax liabilities are as follows:

	As of December 31,
	2012	2013	2013
	RMB	RMB	US$
Deferred tax assets, current portion:
Accrued expenses	1,861	7,480	1,236
Excessive advertising expenses	—	924	153
Government grant, current portion	—	386	64
Less: Valuation allowance	(1,599)	(7,690)	(1,271)

Deferred tax assets, current portion, net	262	1,100	182

Deferred tax assets, non-current portion:
Intangible assets and property and equipment	473	3,569	589
Government grants, non-current portion	323	538	89
Net operating loss carryforwards	2,827	14,242	2,353
Less: Valuation allowance	(3,494)	(15,635)	(2,583)

Deferred tax assets, non-current portion, net	129	2,714	448

Deferred tax liabilities, non-current portion:
Intangible assets	7,844	7,793	1,287

Deferred tax liabilities, non-current portion, net	7,844	7,793	1,287

As of December 31, 2012 and 2013, the Group’s total deferred tax assets before valuation allowances were RMB5,484 and RMB27,139 (US$4,484), respectively. As of December 31, 2012 and 2013, the Group recorded valuation allowances of RMB5,093 and RMB23,325 (US$3,854), respectively, on its deferred tax assets that are sufficient to reduce the deferred tax assets to the amounts that are more-likely-than-not to be realized.

As of December 31, 2013, the Company had net operating losses of RMB54,117 (US$8,939) from several of its subsidiaries, VIEs and the VIEs’ subsidiaries, which can be carried forward to offset future net profit for income tax purposes. Net operating loss carryforwards of RMB2,878, RMB20,827, RMB4,474, RMB7,949 and RMB17,989 as of December 31, 2013 will expire in years 2014, 2015, 2016, 2017 and 2018, respectively, if not utilized.

Aggregate undistributed earnings of the Company’s subsidiaries, VIEs and the VIEs’ subsidiaries located in the PRC that are available for distribution to non-PRC tax resident parent companies and primary beneficiary company at December 31, 2012 and 2013 amounted to RMB159,463 and RMB229,008 (US$37,829), respectively and are considered to be indefinitely reinvested under ASC subtopic 740-30 (“ASC 740-30”), Income Taxes: Other Considerations or Special Areas. Accordingly, the management considered that the amount of unrecognized deferred tax liabilities for temporary differences related to investments in the PRC subsidiaries, the VIEs and the VIEs’ subsidiaries is not determined because such a determination is not practical.

Unrecognized tax benefits

A tabular reconciliation of the Group’s unrecognized tax benefits, excluding interest and penalties, is as follows:

	For the Years Ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$
Balance at the beginning of year	19,563	25,262	20,570	3,398
Increase/decrease related to current year tax positions	5,699	4,800	(2,120)	(350)
Decrease from disposal of a subsidiary	—	—	(11,211)	(1,852)
Decrease related to prior year tax position.	—	(9,432)	—	—
Lapse of statute of limitations	—	(60)	—	—

Balance at the end of year	25,262	20,570	7,239	1,196

As of December 31, 2012 and 2013, the Company has unrecognized tax benefits of RMB20,570 and RMB7,239 (US$1,196), respectively, of which RMB4,021 and RMB1,632 (US$270), respectively, are presented on a net basis against the deferred tax assets related to tax loss carryforwards on the face of the consolidated balance sheets. As a result, the amounts of unrecognized tax benefits included in the consolidated balance sheets as of December 31, 2012 and 2013 were RMB16,549 and RMB5,607 (US$926), respectively. RMB16,417 and RMB4,031 (US$666) as of December 31, 2012 and 2013, respectively, of unrecognized tax benefits would impact the effective tax rate, if recognized. The management does not expect the amount of unrecognized tax benefits will change significantly in the next twelve months.

For the years ended December 31, 2011 and 2012, the Company recorded income tax expenses for interest and penalties related to its unrecognized tax benefits of RMB1,093 and RMB2,643, respectively. For the year ended December 31, 2013, the Company reversed interest and penalties of RMB2,163 (US$357) and RMB8 (US$1) as a result of the disposal of a subsidiary and the lapse of statute of limitations, respectively. The accrued interest and penalties related to unrecognized tax benefits as of December 31, 2012 and 2013 were RMB5,395 and RMB4,363 (US$721), respectively, and are included in the amounts of unrecognized tax benefits on the consolidated balance sheets.

For the Company’s PRC subsidiaries and the VIEs, their tax years 2008 through 2013 remain open to examination by the tax authorities as of December 31, 2013.

20. SHARE-BASED PAYMENTS

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

The following table summarizes the share options granted by VODone to the Group’s employees for the year ended December 31, 2013:

Options granted to employees	Number of shares	Weighted-average exercise price per share	Weighted-average grant-date fair value per share	Weighted-average remaining contractual term	Aggregate intrinsic value
		RMB	RMB	Years	RMB
Outstanding, January1, 2013	6,200,000	1.89	0.46
Granted	—
Expired	(6,200,000)

Outstanding, December 31, 2013	—	—	—	—	—

		—	—
Vested at December 31, 2013	—	—	—	—	—
Exercisable at December 31, 2013	—	—	—	—	—

The grant date fair value of the equity awards granted by VODone to the Group’s employees was estimated using the Black-Scholes option pricing model with the following assumptions:

November 18, 2010
Risk-free interest rate	0.26%
Dividend yield	0.6%
Expected volatility range	53.12%
Weighted average expected life	1 year
Estimated forfeiture rate	—

(b) Options granted by the Group

Options granted to employees of the Group and employees of VODone

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

In accordance with ASC 718, the accounting grant date for these share options was February 6, 2012, as the Company and the grantees reached a mutual understanding of the key terms and conditions of the awards when the grantees began to be adversely affected by subsequent changes in the price of the Company’s ordinary shares. The share options granted to the Group’s employees are classified as equity awards which are measured based on the grant date fair value. As a market condition in which the exercise price varies with the price of the Company’s ordinary shares is attached to the share options, the market condition was considered in the estimate of their grant-date fair value. The fair value of each of the share options granted by the Company was RMB0.95 at the grant date. Compensation cost for these awards with a market condition granted to employees of the Group amounting to RMB22,230 (USD3,568) is recognized ratably for each vesting tranche, using the accelerated attribution method, over the requisite service period regardless of whether the market condition is satisfied. RMB11,277 and RMB5,686 (US$939) was recorded as compensation cost with a corresponding credit to additional paid-in capital for the years ended December 31, 2012 and 2013, respectively.

ASC 718 does not apply to awards granted by an entity to employees of its controlling parent company. As a result, ASC 718 is not applicable to the share options granted by the Company to employees of VODone on February 6, 2012. However, since VODone, as the controlling parent of the Company, can always direct the Company to grant share-based awards to its employees, the Company measured the fair value of the shares options granted to employees of VODone at the grant date and recognized that amount as a dividend to VODone without regard to whether the options are subject to vesting provisions. While this is not consistent with the measurement model for share-based awards granted to nonemployees described in ASC topic 505-50 (“ASC 505-50”), Equity - Equity-Based Payments to Non-Employees, the Company considered the departure from ASC 505-50 was not unreasonable given that the grant of share options to employees of VODone was a capital transaction rather than compensation. Accordingly, the grant-date fair value of the share options granted to employees of VODone amounting to RMB2,313 was recorded as a one-time deemed dividend distribution to shareholder for the year ended December 31, 2012.

On February 8, 2013, the Company granted options under the 2011 Share Option Scheme to purchase 970,100 ADS of the Company to certain of its employees as at an exercise price of US$6.50 per ADS with a contractual life of five years. Pursuant to the share options agreement, (i) 25% of the share options are vested and exercisable on the first anniversary of the date of grant; and (ii) the remaining 75% of the share options are vested and exercisable in 12 equal quarterly tranches beginning one calendar quarter after the first anniversary of the date of grant. There is a service condition attached to the vesting of the option granted to the employees. RMB1,070 (US$177) was recorded as compensation cost with a corresponding credit to additional paid-in capital for the year ended December 31, 2013.

On February 8, 2013, the Company granted options to purchase 2,539,495 and 200,000 shares with a contractual life of five years to an employee and a consultant who became an employee of the Company on March 20, 2013, respectively, at an exercise price of US$0.605 per share with a contractual life of 5 years. Pursuant to the share option agreement, 25% of the share options are vested and exercisable on each of the first to fourth anniversary of the grant date if the grantees continue to provide service to a subsidiary of the Company and this subsidiary achieves predetermined performance conditions. There is a service condition in addition to a performance condition attached to the vesting of these options. In accordance with ASC 718, share-based compensation cost is not recorded before the performance condition is probable to be met. On March 6, 2013, the

Company modified the performance condition for the first 25% of the options. Since the performance condition was probable to achieve both before and after the modification, the modification of the performance condition attached to the options was treated as a Type I probable-to-probable modification in accordance with ASC 718 on March 6, 2013. No incremental cost was resulted from the modification as the fair value of the modified award was the same as the fair value of the original award immediately before its performance condition was modified. RMB399 (US$66) was recorded as compensation cost with a corresponding credit to additional paid-in capital for the year ended December 31, 2013.

The following table summarizes the share options granted to the Group’s employees during the year ended December 31, 2013:

Options granted to employees	Number of shares	Weighted-average exercise price per share	Weighted-average grant-date fair value per share	Weighted-average remaining contractual term	Aggregate intrinsic value
		RMB	RMB	Years	RMB
Outstanding, January 1, 2013	22,868,208	3.81	0.95	4.10	—
Granted	16,320,895	3.06	4.32
Forfeited	(525,190)	3.81	0.95
Exercised	(3,116,736)

Outstanding, December 31, 2013	35,547,177	3.47	2.50	3.56	267,320

Vested and expected to vest at December 31, 2013	35,547,177	3.47	2.50	3.56	267,320
Exercisable at December 31, 2013	6,859,610	3.81	0.95	4.10	49,234

The following table summarizes the share options granted to the employees of VODone during the year ended December 31, 2013:

Options granted to employees of VODone	Number of shares	Weighted-average exercise price per share	Weighted-average grant-date fair value per share	Weighted-average remaining contractual term	Aggregate intrinsic value
		RMB	RMB	Years	RMB
Outstanding, January 1, 2013	2,431,592	3.81	0.95	3.10	—
Granted	—
Forfeited	(170,971)
Exercised	(66,458)

Outstanding, December 31, 2013	2,194,163	3.81	0.95	3.10	15,749

Vested and expected to vest at December 31, 2013	2,194,163	3.81	0.95	3.10	15,749
Exercisable at December 31, 2013	1,063,822	3.81	0.95	3.10	7,636

Options granted to non-employees of the Group

On February 8, 2013, the Company granted options under the 2011 Share Option Scheme to purchase 60,000 ADS to a third-party individual consultant who provides consultancy service to the Company, at an exercise price of US$6.50 per ADS with a contractual life of five years. Pursuant to the share options agreement, (i) 25% of the share options are vested and exercisable on the first anniversary of the date of grant; and (ii) the remaining 75% of the share options are vested and exercisable in 12 equal quarterly tranches beginning one calendar quarter after the first anniversary of the date of grant. RMB308 (US$51) was recorded as compensation cost with a corresponding credit to additional paid-in capital for the year ended December 31, 2013.

The following table summarizes the share options granted to non-employees of the Group during the year ended December 31, 2013:

Options granted to non-employees	Number of shares	Weighted-average exercise price per share	Weighted-average grant-date fair value per share	Weighted-average remaining contractual term	Aggregate intrinsic value
		RMB	RMB	Years	RMB
Outstanding, January 1, 2013	—	—	—	—	—
Granted	840,000
Forfeited	—
Exercised	—

Outstanding, December 31, 2013	840,000	2.92	5.12	4.10	6,781

Vested and expected to vest at December 31, 2013	840,000	2.92	5.12	4.10	6,781
Exercisable at December 31, 2013	—	2.92	5.12	4.10	1,695

The aggregate intrinsic value is calculated as the difference between the exercise prices of the underlying awards and the fair value of the Company’s ordinary shares as of December 31, 2013, for those awards that have an exercise price below the fair value of the Company’s ordinary shares.

As of December 31, 2013, total unrecognized share-based compensation cost of RMB9,317 (US$1,539), net of estimated forfeitures, is expected to be recognized over a weighted-average period of 2.49 years. Total unrecognized compensation cost may be adjusted for future changes in estimated forfeitures. To the extent the actual forfeiture rate is different from original estimate, actual share- based compensation costs related to these awards may be different from expectation.

The grant date fair value of the equity awards granted during the years ended December 31, 2012 and 2013 was estimated using the Monte Carlo simulation model and the binomial option pricing model, respectively, with the following assumptions:

	February 6, 2012	February 8, 2013
Risk-free interest rate	0.75%	0.79%~0.84%
Dividend yield	2.00%	—
Expected volatility rate	51.64%	49.43%~ 50.02%
Weighted-average expected life	5.00	5.00
Estimated forfeiture rate	—	—
Suboptimal exercise factor	Not applicable	2
Fair value of the Company’s ordinary shares	RMB3.25	US$0.24~US$0.66

(c) Restricted share units

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

As both the IPO and the Listing are outside of the control of the Company, management concluded at the grant date and the modification date that it is not probable that the original vesting conditions and the modified vesting conditions will be achieved, respectively. As a result, the modification of the performance condition attached to the RSUs was treated as a Type IV improbable-to-improbable modification in accordance with ASC 718 on August 20, 2012. For a Type IV improbable-to-improbable modification, the original award is treated as cancelled in exchange for a new award. Accordingly, the grant-date fair values of the RSUs were ignored and the modification-date fair value of RMB3.68 (US$0.59) was measured, and the recognition of compensation cost was deferred until the performance condition of the Listing was met on September 25, 2012. RMB2,798 and RMB2,460 (US$406) was recorded as compensation cost with a corresponding credit to additional paid-in capital for the years ended December 31, 2012 and 2013.

The following table summarizes the RSUs granted by the Company for the year ended December 31 2013:

RSUs granted by the Company	Outstanding RSUs	Weighted average grant date fair value
		RMB
Unvested, January1, 2013	1,394,250	5,136
Granted	—	—
Cancelled	—	—
Vested	(464,750)	(1,712)
Forfeited	(51,758)	(191)

Unvested, December 31, 2013	877,742	3,233

As of December 31, 2013, total unrecognized compensation cost for the RSUs of RMB1,226 (US$203), net of estimated forfeitures, is expected to be recognized over the weighted average period of 1.25 years.

The total fair value of the RSUs vested during the years ended December 31, 2012 and 2013 was RMB3,234 and RMB2,331 (US$385).

(d) Warrants issued to consultants

On February 7, 2013, the Company issued 500,000 warrants to an external consultant in exchange for its financial advisory service. Each warrant allows the consultant to purchase one ADS of the Company at US$8.50 per ADS. The exercise period commences on the date of issuance and expires on February 7, 2018. Pursuant to the warrant agreement, 250,000 warrants immediately vested upon issuance and the remaining 250,000 warrants will be vested on December 31, 2013 if the Company continues to retain the consultant as its financial advisor. However, the Company may, at its sole discretion, terminate the consultant as its financial advisor without cause. On September 23, 2013, the Company terminated the consultant as its financial advisor and cancelled the second batch of the 250,000 unvested warrants. In accordance with ASC 505-50, the measurement date for the vested 250,000 warrants was February 7, 2013. The warrants issued to the consultant are classified as equity awards and measured based on the measurement date fair value of RMB0.01 per warrant. During the year ended December 31, 2013, 166,750 warrants were exercised.

On June 25, 2013, the Company issued 100,000 fully vested warrants to an external consultant in exchange for its financial advisory service. Each warrant allows the consultant to purchase one ADS of the Company at US$12.92 per ADS. The exercise period commences on the date of issuance and expires on June 25, 2015. The exercise of these 100,000 warrants is subject to certain market conditions. In accordance with ASC 505-50, the measurement date for the vested 100,000 warrants was June 25, 2013. The warrants issued to the consultant are classified as equity awards and measured based on the measurement date fair value of RMB0.02 per warrant.

On August 5, 2013, the Company issued 100,000 fully vested warrants to Champion Plus, as payment for services rendered by Champion Plus on the issuance of the Company’s ordinary shares in a private placement. Each warrant allows Champion Plus to purchase one ADS of the Company at US$10 per ADS. The exercise period commences six months after the issuance and expires on August 5, 2015. In accordance with ASC 505-50, the measurement date for the vested 100,000 warrants was August 5, 2013. The warrants issued to Champion Plus are classified as equity awards and are measured based on the measurement date fair value of RMB0.04 per warrant. The total fair value of the warrants amounting to RMB3,582 (US$592) was recognized as equity issuance cost, which was netted against the offering proceeds from the private placement.

On September 27, 2013, the Company issued 100,000 fully vested warrants to an external consultant in exchange for its financial advisory service. Each warrant allows the consultant to purchase one ADS of the Company at US$15.6 per ADS. The exercise period commences on the date of issuance and expires on September 27, 2015. The exercise of these 100,000 warrants is subject to certain market conditions. In accordance with ASC 505-50, the measurement date for the vested 100,000 warrants was September 27, 2013. The warrants issued to the consultant are classified as equity awards and measured based on the measurement date fair value of RMB0.01 per warrant.

Since all of the warrants granted, except for the 250,000 warrants that were cancelled on September 23, 2013, were fully vested upon issuance, compensation expense of RMB6,557 (US$1,083) was immediately recognized with a corresponding credit to additional paid-in capital on the respect grant date of the warrants during the year ended December 31, 2013.

Once performance is complete, the warrants were subject to the requirements of ASC topic 815 (“ASC 815), Derivatives and Hedging, and be reclassified from equity to liability if they met the definition of derivative. In accordance with ASC sub-topic 815-40 (“ASC 815-40”), Derivatives and Hedging: Contracts in Entity’s Own Equity, if a contract could potentially be cash settled, and such settlement is not within the control of the issuer, the derivative is classified as an asset or liability, and changes in fair value are recognized in the statements of comprehensive income. The Company concluded that the warrants could only be physical settled but not net-cash settled. In addition, the Company evaluated ASC 815-40-15 and ASC 815-40-25-7 to ASC 815-40-25-35 and concluded that the warrants are indexed to the Company’s own stock and meet all additional conditions for equity classification. Therefore, the warrants have been classified as equity since their respective issuance date.

The fair value of the warrants granted during the year ended December 31, 2013 at their respective issuance date was estimated by the Company, with the assistance of an independent valuation firm, using the Black Scholes option pricing model or the binomial option pricing model with the following assumptions:

Risk-free interest rate.	0.35%~1.25%
Expected dividend yield	—
Expected volatility range	44.49%~50.1%
Weighted average expected life	2 years
Suboptimal exercise factor	2
Estimated forfeiture rate	0%

As of December 31, 2013, the Company has warrants outstanding to purchase an aggregate of 383,250 ADS with an aggregate intrinsic value of RMB30,933 (US$5,110). The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying warrants and the fair value of the Company’s ADS as of December 31, 2013, for those warrants that have an exercise price currently below the fair value of the Company’s ADS.

(e) Determining fair value of awards

During the year ended December 31, 2013, the Company, with the assistance of an independent valuation firm, estimated the grant date fair value of the options and the warrants with a market condition granted by the Company using the binomial option pricing model, and the warrants without a market condition granted by the Company using the Black Scholes option pricing model. The binomial model requires the input of highly subjective assumptions, including the expected stock price volatility, the expected price multiple at which the holder is likely to exercise share options and the expected employee forfeiture rate. The Company uses historical data and future expectations to estimate forfeiture rate. For expected volatility of the options and warrants granted, the Company has made reference to historical volatilities of several comparable companies. The risk-free rate for periods within the contractual life of the options and warrants is based on the U.S. Treasury Bonds and other market information at the date of grant. The dividend yield is based on the expected pay-out ratio.

The Company, with the assistance of an independent valuation firm, estimated the grant-date fair value of the options granted to its employees and the employees of VODone using the Monte Carlo simulation model. The Monte Carlo simulation model requires the input of highly subjective assumptions, including the expected stock price volatility, risk-free interest rate, dividend yield, weighted-average expected life of the options and expected employee forfeiture rate. The Company uses historical data and future expectations to estimate forfeiture rate. For expected volatility of the options, the Company has made reference to the historical volatilities of several comparable companies. The risk-free rate for periods within the contractual life of the options is based on the U.S. Treasury Bonds and other market information at the date of grant. The dividend yield is based on the expected pay-out ratio.

Total share-based compensation expense of awards and warrants granted to the Group’s employees, directors and external consultants was recorded in “General and administrative expenses” in the consolidated statements of comprehensive income.

21. RELATED PARTY TRANSACTIONS

(a) Related parties

Name of related parties	Relationship with the Group
VODone	The ultimate holding company
Shenzhen Kuailefeng Software Development Co., Ltd (“Kuailefeng”)	A company controlled by management of Dragon Joyce
Bright Way	A company controlled by management of OWX Holding
Shenzhen Provider Technology Co., Ltd. (“Shenzhen Provider”)	A company controlled by a director of the Company, which ceased to be a related party on July 11, 2011
Shenzhen Huazhongtianxun Technology Co., Ltd. (“Huazhongtianxun”)	A company controlled by a director of the Company, which ceased to be a related party on April 12, 2011
Beijing Changshi Jiaren Technology Development Co., Ltd. (“Changshi Jiaren”)	A company controlled by a director of the Company, which ceased to be a related party on April 12, 2011
Beijing Shidai Xunda Technology Co., Ltd. (“Shidai Xunda”)	A company controlled by a director of the Company, which ceased to be a related party on April 12, 2011
Gaintech	A company controlled by a noncontrolling shareholder of the Company
Mr. Wang Yongchao	A director of 3GUU BVI
Mr. Kuang Yixun	A director of OWX HK
Mr. Hu Zhenning	A director of OWX HK
MediaTek Inc. (“MTK”)	The parent company of a noncontrolling shareholder of the Company
Vogins BVI	A company controlled by MTK, which became a subsidiary of the Company on November 29, 2013
Vogins Shanghai	A wholly-owned subsidiary of Vogins BVI

(b) The Group had the following related party transactions for the years presented:

	For the Years Ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$
Gain on bargain purchase of Vogins BVI from:
Gaintech	—	—	9,654	1,595

	—	—	9,654	1,595

On November 29, 2013, the Company acquired 90.6% equity interest in Vogins BVI, of which 82.6% was acquired from Gaintech (Note 4). The gain on bargain purchase of RMB9,654 (US$1,595) was recorded in the Company’s consolidated statement of comprehensive income for the year ended December 31, 2013.

	For the Years Ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$
Temporary funding provided to:
Vogins Shanghai	—	—	4,483	741

	—	—	4,483	741

During the year ended December 31, 2013, the Group provided temporary funding of RMB4,500 to Vogins Shanghai to be used as working capital (Note 4). The temporary funding was unsecured, interest-free and repayable on demand.

	For the Years Ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$
Technology service fee for game platform installation paid to:
MediaTek Inc. (“MTK”)	—	—	968	160

The Group entered into an agreement with MTK in May 2013, pursuant to which the Group engaged MTK to customize and install the game platform onto its self-developed mobile phone chips.

	For the Years Ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$
Revenue from technical support service for mobile phone technology platform software provided to:
Vogins Shanghai	—	—	1,734	286

Cost of sales from technical support service for mobile phone technology platform software provided to:
Vogins BVI	—	—	603	100

The Group entered into a technology service agreement with Vogins Shanghai in May 2013, pursuant to which the Group agreed to provide Vogins Shanghai a self-developed mobile phone technology platform software as well as related technical support service in exchange for a service fee based on the number of download through the mobile phone technology platform at a pre-determined unit price. The Group transferred 49% noncontrolling interest in one of its subsidiaries to Vogins BVI as an inducement for Vogins Shanghai to sign the technology service agreement. The carrying value of the 49% noncontrolling interest was treated as a deferred cost and amortized over the contractual term of the technology service agreement of three years.

	For the Years Ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$
Mobile games revenue from a related mobile phone service provider:
Vogins Shanghai	—	—	5,710	943

The Group entered into an agreement with Vogins Shanghai in August 2013 for billing and collection services as mobile phone service provider in the sale of in-game premium features of the Group’s mobile games. Pursuant to the agreement, the Group is entitled to profit sharing based on prescribed percentages ranging from 55% to 95% of the after-tax net proceeds that Vogins Shanghai collected from mobile network operators.

	For the Years Ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$
Other income from the sale of inventories to:
Mr. Kuang Yixun and Mr. Hu Zhenning	—	—	2,359	390

In December 2013, the Group sold all of its inventories to Mr. Kuang Yixun and Mr. Hu Zhengning at cost, due to the business transition of the OWX Group from handset design business to mobile phone games promotion business. No gain or loss was resulted from the sale of inventories.

	For the Years Ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$
Revenue from exclusive technical support services on feature phone games provided to:
Kuailefeng	4,661	—	—	—

	4,661	—	—	—

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

	For the Years Ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$
Revenue from exclusive reseller right on feature phone games provided to:
Kuailefeng	1,424	—	—	—

	1,424	—	—	—

The Group entered into an agent agreement with Kuailefeng in January 2010, pursuant to which the Group granted Kuailefeng the right to operate and sell in-game premium features of certain feature phone games of the Group in exchange for a fee of RMB1,424 for the years ended December 31, 2011. The agent agreement was terminated by the Group at the end of 2011.

	For the Years Ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$
Mobile phone games revenue from related mobile phone service providers:
Shenzhen Provider	3,352	—	—	—
Huazhongtianxun	2,072	—	—	—
Shidai Xunda	2,243	—	—	—

	7,667	—	—	—

The Group entered into agreements with Shenzhen Provider, Huazhongtianxun and Shidai Xunda for billing and collection services as mobile phone service providers in the sale of in-game premium features of mobile phone games. The agreements were made in the Group’s ordinary course of business and based on terms identical to those with unrelated mobile phone service providers.

	For the Years Ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$
Temporary funding provided by:
VODone	4,551	4,104	—	—

	4,551	4,104	—	—

The temporary funding from VODone was unsecured, interest-free and repayable on demand. The proceeds of the temporary funding from VODone were injected into OWX Beijing as working capital and were used for payment of expenses relating to the Listing for the years ended December 31, 2011, and 2012, respectively.

	For the Years Ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$
Raw materials purchased on behalf by:
Bright Way	116	—	—	—

Raw materials purchased from:
Bright Way	658	—	—	—

During the year ended December 31, 2011, Bright Way purchased raw materials amounting to RMB116 on behalf of the Group for its handset design products.

During the year ended December 31, 2011, the Group purchased raw materials amounting to RMB658 from Bright Way.

	For the Years Ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$
Deemed dividend to:
VODone	30,278	32,929	38,014	6,279

During the year ended December 31, 2009, VODone paid purchase considerations of RMB216,435 on behalf of the Group for the acquisition of the 70% equity interests in the Dragon Joyce Group.

During the year ended December 31, 2010, VODone paid purchase considerations of RMB77,463 and RMB198,416 on behalf of the Group for the acquisitions of the operating assets of Bright Way and Tastech, and the 70% equity interests in 3GUU BVI, respectively. These amounts paid on behalf by VODone are recognized in additional paid-in-capital as a shareholder’s contribution.

During the year ended December 31, 2011, the Dragon Joyce Group and the OWX Group failed to meet the predetermined performance target as stipulated in their respective purchase agreement. As a result, VODone shares amounting to RMB12,771 and RMB17,507 must be returned to VODone by the original shareholders of the Dragon Joyce Group and the OWX Group, respectively, which was accounted for as deemed distribution to VODone.

During the year ended December 31, 2012, the OWX Group and the 3GUU Group failed to meet the predetermined performance target as stipulated in their respective purchase agreement. As a result, VODone shares amounting to RMB18,314 and RMB12,302 must be returned to VODone by the original shareholders of the OWX Group and the 3GUU Group, respectively, which was accounted for as deemed distribution to VODone. In addition, on February 6, 2012, the Company granted shares options to purchase 2,431,592 ordinary shares of the Company to the employees of VODone. The grant-date fair value of the share options granted to employees of VODone amounting to RMB2,313 was recorded as a one-time deemed dividend distribution to VODone (Note 20(b)).

During the year ended December 31, 2013, the 3GUU Group failed to meet the predetermined performance target as stipulated in its purchase agreement. As a result, VODone shares amounting to RMB38,014 (US$6,279) must be returned to VODone by the original shareholders of the 3GUU Group, which was accounted for as deemed distribution to VODone.

(c)	The Group had the following related party balances as of December 31, 2012 and 2013:

	As of December 31,
	2012	2013	2013
	RMB	RMB	US$
Amounts due from related parties:
MTK	—	6,097	1,007

Total	—	6,097	1,007

Amounts due to related parties:
VODone	988	—	—
Mr. Wang Yongchao	3	—	—

Total	991	—	—

All balances with related parties as of December 31, 2012 and 2013 were unsecured, non-interest bearing and repayable on demand.

22. EMPLOYEE DEFINED CONTRIBUTION PLAN

Full time employees of the Company’s subsidiaries, the VIEs and the VIEs’ subsidiaries in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the PRC subsidiaries, the VIEs and the VIEs’ subsidiaries of the Company make contributions to the government for these benefits based on a specific percentage of the employees’ salaries up to a maximum of three times the average annual salary for the city in which the subsidiary operates for the prior year. The Company’s subsidiaries, the VIEs and the VIEs’ subsidiaries have no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits, which were expensed as incurred, were RMB4,961, RMB 6,297 and RMB14,875 (US$ 2,457) for the years ended December 31, 2011, 2012 and 2013, respectively.

23. COMMITMENTS AND CONTINGENCIES

(a) Operating lease commitments

As of December 31, 2013, the Group had minimum lease payments under non-cancelable operating leases with initial terms in excess of one year as follows:

	RMB	US$
2014	12,956	2,140
2015	10,682	1,765
2016	6,013	993
2017	3,728	616
2018	1,991	329

	35,370	5,843

The Group’s lease arrangements have no renewal options, rent escalation clauses, restrictions or contingent rents and are all conducted with third parties.

(b) Variable interest entity structure

In the opinion of management, (i) the ownership structure of the Company and its VIEs is in compliance with existing PRC laws and regulations; (ii) the contractual arrangements with the VIEs and their shareholders are valid and binding, and will not result in any violation of PRC laws or regulations currently in effect; and (iii) the Group’s business operations are in compliance with existing PRC laws and regulations in all material respects.

However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, the Company cannot be assured that PRC regulatory authorities will not ultimately take a contrary view to its opinion. If the current ownership structure of the Group and its contractual arrangements with its VIEs are found to be in violation of any existing or future PRC laws and regulations, the Group may be required to restructure its ownership structure and operations in the PRC to comply with the changing and new PRC laws and regulations. Further, should the ownership structure of the Group under the VIE Arrangements are challenged by the PRC authorities while the foreign investment restrictions over the Internet content provision and telecommunication sectors remain effective, the Group would need to restructure its ownership structure. In that case, the Group may still be able to (i) develop mobile games in China and own the copyright for those mobile games; (ii) grant to the VIEs, or any other Chinese company that possesses the necessary regulatory licenses, copyright licenses to operate the Company’s games in China and collect royalties from the VIEs or such other Chinese company; (iii) use the Group’s technology, expertise and experience to provide technological services and support to the VIEs in exchange for service fees; and (iv) require the registered shareholders of the VIEs to pledge their equity interests in the VIEs in favor of the Group to secure the VIEs’ performance under these agreements. However, following such a restructuring, the Group would not be able to adopt or rely on the VIE Arrangements and thus, would not be able to exercise effective control over the VIEs. Such a loss of control could materially and adversely affect the Group’s business, financial condition, results of operations and ability to consolidate the VIEs. In the opinion of management, the likelihood of loss in respect of the Group’s current ownership structure or the contractual arrangements with its VIEs is remote based on current facts and circumstances.

In addition, the registered shareholders of the VIEs are the Company’s officers or employees. If conflicts of interest arise between these shareholders’ duties to the Company and the VIEs, these shareholders may not act in the Company’s best interests and conflicts of interest may not be resolved in the Company’s favor. In addition, these shareholders may breach or cause the VIEs to breach or refuse to renew its existing contractual arrangements that allow the Company to exercise effective control over it and to receive economic benefits from

it. If certain shareholders of the VIEs do not comply with their fiduciary duties to the Company as its designated directors, or if the Company cannot resolve any conflicts of interest or disputes between the Company and such shareholders or any future beneficial owners of the VIEs, the Company would have to rely on legal proceedings to remedy the situation, which could result in disruption of the Company’s business and substantial uncertainty as to the outcome of any such legal proceedings. Further, these remedies may not always be effective, particularly in light of uncertainties in the PRC legal system. For example, the Company may have to resort to administrative and court proceedings to enforce the legal protection that the Company enjoys either by law or contract. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection the Company enjoys than in more developed legal systems. These uncertainties may impede the Company’s ability to enforce the contracts it has entered into with the VIEs and their shareholders and the Group’s ability to consolidate the VIEs.

(d) Income taxes

As of December 31, 2013, the Group has recognized RMB9,970 (US$1,647) accrual for unrecognized tax benefits (Note 19). The final outcome of the tax uncertainty is dependent upon various matters including tax examinations, interpretation of tax laws or expiration of statute of limitations. However, due to the uncertainties associated with the status of examinations, including the protocols of finalizing audits by the relevant tax authorities, there is a high degree of uncertainty regarding the future cash outflows associated with these tax uncertainties. As of December 31, 2013, the Group classified the accrual for unrecognized tax benefits as a non-current liability.

24. EARNINGS (LOSS) PER SHARE

A reconciliation of net income (loss) attributable to the Company’s ordinary shareholders in the consolidated statements of comprehensive income to the numerator for the computation of basic and diluted earnings (loss) per share for the years ended December 31, 2011, 2012 and 2013 is as follows:

	For the Years Ended December 31,
	2011	2012	2013	2013
	RMB	RMB	RMB	US$
Net income (loss) attributable to the Company’s ordinary shareholders	151,506	(17,361)	23,086	3,814
Undistributed earnings allocated to participating Contingently Redeemable Ordinary Shares	—	—	(1,765)	(292)

Income (loss) allocated to Class A and Class B ordinary shares for computing earnings (loss) per share-basic and diluted	151,506	(17,361)	21,321	3,522

Basic and diluted earnings (loss) per share for the years ended December 31, 2011, 2012 and 2013 are calculated as follows:

	For the Years Ended December 31,
	2011		2012		2013		2013
	Class A	Class B	Class A	Class B	Class A	Class B	Class A	Class B
	RMB	RMB	RMB	RMB	RMB	RMB	US$	US$
Earnings (loss) per share—basic:
Numerator:
Allocation of net income (loss) attributable to ordinary shareholders used in calculating earnings (loss) per ordinary share—basic	34,054	117,452	(6,487)	(10,874)	8,976	12,345	1,483	2,039
Denominator:
Weighted average number of ordinary shares outstanding used in calculating basic earnings (loss) per share	54,977,323	189,617,092	113,235,967	189,617,092	134,538,407	185,038,423	134,538,407	185,038,423

Denominator used for earnings (loss) per share	54,977,323	189,617,092	113,235,967	189,617,092	134,538,407	185,038,423	134,538,407	185,038,423
Earnings (loss) per share—basic	0.62	0.62	(0.06)	(0.06)	0.07	0.07	0.01	0.01
Earnings (loss) per share—diluted:
Numerator:
Allocation of net income (loss) attributable to ordinary shareholders used in calculating earnings (loss) per ordinary share—diluted	34,054	117,452	(6,487)	(10,874)	9,494	11,827	1,568	1,954
Reallocation of net income (loss) attributable to ordinary shareholders as a result of conversion of Class B to Class A shares	117,452	—	(10,874)	—	11,827	—	1,954	—
Net income (loss) attributable to ordinary shareholders	151,506	117,452	(17,361)	(10,874)	21,321	11,827	3,522	1,954
Denominator:
Weighted average number of ordinary shares outstanding used in calculating basic earnings (loss) per share	54,977,323	189,617,092	113,235,967	189,617,092	134,538,407	185,038,423	134,538,407	185,038,423
Conversion of Class B to Class A ordinary shares	189,617,092	—	189,617,092	—	185,038,423	—	185,038,423	—
Dilutive effect of convertible securities:
Share options	—	—	—	—	12,297,251	—	12,297,251	—
RSUs	—	—	—	—	734,995	—	734,995	—
Warrants					971,193	—	971,193	—
Denominator used for earnings (loss) per share	244,594,415	189,617,092	302,853,059	189,617,092	333,580,269	185,038,423	333,580,269	185,038,423
Earnings (loss) per share—diluted	0.62	0.62	(0.06)	(0.06)	0.06	0.06	0.01	0.01

For the year ended December 31, 2011, the share options granted by 3GUU BVI are included in the computation of diluted earnings per share; whereas the RSUs granted by the Company are excluded from the computation of diluted earnings per share, as the attached performance condition has not been met as of December 31, 2011. For the year ended December 31, 2012, the share options and RSUs granted by the Company and the contingently redeemable ordinary shares are excluded from the computation of diluted earnings per share as their effects would have been anti-dilutive. For the year ended December 31, 2013, the share options and RSUs granted and the warrants issued by the Company are included in the computation of diluted earnings per share, and the contingently redeemable ordinary shares are excluded from the computation of diluted earnings per share as their effects would have been anti-dilutive.

The options granted to employees and a non-employee of the Company on January 13, 2014 (Note 25) would have changed the number of potential ordinary shares outstanding as of December 31, 2013 if the transactions had occurred before December 31, 2013.

25. SUBSEQUENT EVENTS

Share options granted

On January 13, 2014, the Company granted options under the 2011 Share Option Scheme to purchase 1,811,854 ADSs of the Company to certain of its employees at an exercise price of US$29.03 per ADS, which was the closing price per ADS as of January 13, 2014. There is a service condition in addition to a performance condition attached to the vesting of these options.

On January 13, 2014, the Company granted options under the 2011 Share Option Scheme to purchase 495,963 ADSs of the Company to certain of its employees at an exercise price of US$29.03 per ADS which was the closing price per ADS as of January 13, 2014. There is a service condition attached to the vesting of these options.

Warrants granted

On January 26, 2014, the Company granted 136,500 warrants to Dr. Lijun Zhang, chairman of the Company’s board of directors. Each warrant allows Dr. Lijun Zhang to purchase one ADS of the Company at US$29.34 per ADS. Dr. Lijun Zhang can exercise these warrants in four equal annual tranches beginning one calendar quarter after the first anniversary of the date of grant.