Form 20-F/A
period 2013-12-31
China Mobile Games & Entertainment Group Ltd
filed 2015-03-20
CIK 1528752

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    Yes  ☐    No  ☐

Explanatory Note

This Amendment No. 1 on Form 20-F/A (this “Amendment No. 1”) to our annual report on Form 20-F for the year ended December 31, 2013, filed with the Securities and Exchange Commission on March 7, 2014 (the “2013 Form 20-F”), is filed to disclose our management’s annual report on internal control over financial reporting in Item 15. This Amendment No. 1 also includes new language in “Item 3. Key Information—D. Risk Factors” detailing the potential consequences of failing to disclose management’s annual report on internal control over financial reporting in the 2013 Form 20-F. As required by Rule 12b-15 under the Securities Exchange Act of 1934, as amended, new certifications by our chief executive officer and chief financial officer are being filed as exhibits to this Amendment No. 1. The amended portion of Item 19 Exhibits is repeated in this Amendment No. 1.

This Amendment No. 1 speaks as of the filing date of the 2013 Form 20-F on March 7, 2014. Other than as set forth above, this Amendment No. 1 does not, and does not purport to, amend, update or restate any other information or disclosure included in the 2013 Form 20-F or reflect any events that have occurred since March 7, 2014.

Part I

Item 3. KEY INFORMATION

D.	Risk Factors

Our current ineligibility to use a Registration Statement on Form F-3 may affect our ability to access the public markets quickly to raise debt or equity capital.

As a result of the fact that we are amending our Form 20-F to correct an Item 15 disclosure deficiency, we are ineligible to register sales of our securities on the SEC’s short-form registration statement, Form F-3. We will not be eligible to use Form F-3 to conduct registered public offerings until our filings with the SEC have been timely made for 12 full months, assuming the other eligibility criteria are satisfied at that time. While we are ineligible to use Form F-3, which is faster and less costly to prepare, we will be required to file a long-form registration statement in order to effect a registered public offering. This will negatively affect our ability to access the public capital markets quickly and flexibly until we are once again eligible to use Form F-3. Furthermore, certain investors, for whom the ability to resell their shares relatively soon after they acquire them is important, may only be willing to participate in private financings by us if we can register their shares using a Form F-3. Therefore, our ineligibility to use Form F-3 may limit our ability to raise additional capital from such investors.

Part II

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

Management’s Annual Report on Internal Control over Financial Reporting

Our management, including our chief executive officer and chief financial officer, is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. Our internal control over financial reporting includes those policies and procedures that:

•	pertain to maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;

•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management, including our chief executive officer and chief financial officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2013 using criteria established in “Internal Control—Integrated Framework (1992)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its assessment, our management concluded that, as of December 31, 2013, our internal control over financial reporting was not effective based on the above criteria as a result of a material weakness in internal control over financial reporting. The material weakness relates to insufficient personnel with U.S. GAAP expertise in the preparation and review of the financial statements and related disclosures in accordance with U.S. GAAP and the SEC reporting requirements. We have taken initiatives to improve and will continue to strengthen our internal control over financial reporting and disclosure controls. For details on these initiatives, please see “Item 5. Operating and Financial Review and Prospects—Internal Control Over Financial Reporting.”

Attestation Report of the Registered Public Accounting Firm

This annual report does not include a report of an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the SEC for emerging growth companies.

Changes in Internal Controls Over Financial Reporting

As described above and in “Item 3: Key Information—D. Risk Factors,” there was one material weakness identified in our internal control over financial reporting, which related to insufficient personnel with U.S. GAAP expertise in the preparation and review of the financial statements and related disclosures in accordance with U.S. GAAP and SEC reporting requirements. In connection with the audit of our consolidated financial statements for the year ended December 31, 2013, we and our independent registered public accounting firm determined that the above-mentioned material weaknesses in our internal control over financial reporting continue to exist.

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

Part III

Item 19. EXHIBITS

Exhibit Number	Description of the Document

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

*	Filed with this Amendment No. 1 to the Annual Report on Form 20-F.

SIGNATURES

China Mobile Games and Entertainment Group Limited hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 on Form 20-F/A on its behalf.

China Mobile Games and Entertainment Group Limited

/s/ Ken Jian Xiao

Name:	Ken Jian Xiao

Title:	Chief Executive Officer

Date: March 20, 2015