Form 20-F/A
period 2013-12-31
China Mobile Games & Entertainment Group Ltd
filed 2015-04-02
CIK 1528752

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 2)

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

This Amendment No. 2 on Form 20-F/A (this “Amendment No. 2”) to our annual report on Form 20-F for the year ended December 31, 2013, filed with the Securities and Exchange Commission on March 7, 2014, as amended by Amendment No. 1 to Form 20-F on March 20, 2015 (the “2013 Form 20-F”), is filed solely for the purpose of including the entire “Item 3. Key Information”. Other than the additional risk factor in Item 3.D. entitled “Our current ineligibility to use a Registration Statement on Form F-3 may affect our ability to access the public markets quickly to raise debt or equity capital,” as previously included in Amendment No. 1, other information under “Item 3. Key Information” in the 2013 Form 20-F remains unchanged. As required by Rule 12b-15 under the Securities Exchange Act of 1934, as amended, new certifications by our chief executive officer and chief financial officer are being filed as exhibits to this Amendment No. 2. The complete text of Item 19 Exhibits, as amended, is repeated in this Amendment No. 2.

This Amendment No. 2 speaks as of the filing date of the 2013 Form 20-F on March 7, 2014. Other than as set forth above, this Amendment No. 2 does not, and does not purport to, amend, update or restate any other information or disclosure included in the 2013 Form 20-F or reflect any events that have occurred since March 7, 2014.

ITEM		PAGE

Item 3	Key Information	4
Item 19	Exhibits	40

Part I

Item 3. KEY INFORMATION

A.	Selected Financial Data

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

Selected Consolidated Statements of Comprehensive Income Data

			For the Year Ended December 31,
	From January 1, 2009 to October 26, 2009	From October 27, 2009 to December 31, 2009	2010	2011	2012	2013
	(predecessor) RMB	(successor) RMB	(successor) RMB	(successor) RMB	(successor) RMB	(successor) RMB	(successor) US$
	(in thousands except for per share information)
Net revenues
Games	67,240	17,525	110,071	204,794	172,185	319,218	52,731
Handset design	—	—	15,340	38,694	15,408	33,789	5,582

Total net revenues	67,240	17,525	125,411	243,488	187,593	353,007	58,313

Cost of revenues
Games	(31,921)	(5,108)	(32,827)	(79,311)	(74,878)	(124,506)	(20,567)
Handset design	—	—	(10,083)	(29,037)	(16,852)	(31,491)	(5,202)

Total cost of revenues	(31,921)	(5,108)	(42,910)	(108,348)	(91,730)	(155,997)	(25,769)

Gross profit
Games	35,319	12,417	77,244	125,483	97,307	194,712	32,164
Handset design	—	—	5,257	9,657	(1,444)	2,298	380

Total gross profit	35,319	12,417	82,501	135,140	95,863	197,010	32,544

Operating expenses
Selling expenses	—	—	(952)	(7,561)	(15,838)	(110,954)	(18,328)
General and administrative expenses	(2,536)	(2,556)	(11,817)	(16,263)	(35,633)	(55,925)	(9,238)
Research and development expenses	(4,438)	(226)	(8,377)	(24,566)	(35,071)	(54,294)	(8,969)
Impairment of goodwill	—	—	—	—	(33,517)	—	—
Impairment of intangible assets	—	—	—	—	(10,910)	(2,613)	(432)
Listing expenses	—	—	—	—	(17,307)	—	—

Total operating expenses	(6,974)	(2,782)	(21,146)	(48,390)	(148,276)	(223,786)	(36,967)

Operating income (loss)	28,345	9,635	61,355	86,750	(52,413)	(26,776)	(4,423)
Interest income	25	—	70	927	1,474	3,322	549
Other income, net	—	—	—	293	451	25,654	4,237
Changes in fair value of contingently returnable consideration assets	—	(948)	(2,065)	39,446	27,326	24,366	4,025

Income (loss) before income taxes and noncontrolling interests	28,370	8,687	59,360	127,416	(23,162)	26,566	4,388
Income tax (expense) benefit	(6,597)	638	(18,647)	35,927	8,689	197	33

Net income (loss)	21,773	9,325	40,713	163,343	(14,473)	26,763	4,421

Accretion of contingently redeemable ordinary Shares	—	—	—	—	(3,023)	(3,174)	(524)
Net income (loss) attributable to shareholders	21,773	9,325	40,713	163,343	(17,496)	23,589	3,897

Net income (loss) attributable to noncontrolling Interests	—	2,798	12,215	11,837	(135)	503	83
Net income (loss) attributable to China Mobile Games and Entertainment Group Limited’s ordinary shareholders	21,773	6,527	28,498	151,506	(17,361)	23,086	3,814

Other comprehensive (loss) income
Foreign currency translation adjustments	—	—	(111)	(278)	7	542	90

Other comprehensive (loss) income	—	—	(111)	(278)	7	542	90

Comprehensive income (loss)	21773	9,325	40,602	163,065	(17,489)	24,131	3,987

Comprehensive income (loss) attributable to noncontrolling interests	—	2,798	12,181	11,908	(135)	451	74

Comprehensive income (loss) attributable to China Mobile Games and Entertainment Group Limited’s ordinary shareholders	21,773	6,527	28,421	151,157	(17,354)	23,680	3,913

Earnings (loss) per share for Class A and Class B ordinary shares:
Basic	N/A	0.03	0.13	0.62	(0.06)	0.07	0.01
Diluted	N/A	0.03	0.13	0.62	(0.06)	0.06	0.01
Weighted average number of Class A and Class B ordinary shares outstanding in computing basic earnings (loss) per share	N/A	212,500,000	212,500,000	244,594,415	302,853,059	319,576,830	319,576,830
Weighted average number of Class A and Class B ordinary shares outstanding in computing diluted earnings (loss) per share	N/A	212,500,000	212,500,000	244,594,415	302,853,059	333,580,269	333,580,269

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

As a result of the fact that we have amended our Form 20-F to correct an Item 15 disclosure deficiency, we are ineligible to register sales of our securities on the SEC’s short-form registration statement, Form F-3. We will not be eligible to use Form F-3 to conduct registered public offerings until our filings with the SEC have been timely made for 12 full months, assuming the other eligibility criteria are satisfied at that time. While we are ineligible to use Form F-3, which is faster and less costly to prepare, we will be required to file a long-form registration statement in order to effect a registered public offering. This will negatively affect our ability to access the public capital markets quickly and flexibly until we are once again eligible to use Form F-3. Furthermore, certain investors, for whom the ability to resell their shares relatively soon after they acquire them is important, may only be willing to participate in private financings by us if we can register their shares using a Form F-3. Therefore, our ineligibility to use Form F-3 may limit our ability to raise additional capital from such investors.

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

Part III

Item 19. EXHIBITS

Exhibit Number	Description of Document

1.1	Second Amended and Restated Memorandum and Articles of Association of China Mobile Games and Entertainment Group Limited (incorporated by reference to Exhibit 3.2 from our F-1 registration statement (File No. 333-183423), as amended, initially filed publicly with the Commission on August 20, 2012)

2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3)

2.2	Registrant’s Specimen Certificate for ordinary shares (incorporated by reference to Exhibit 4.2 from our F-1 registration statement (File No. 333-183423), as amended, initially filed publicly with the Commission on August 20, 2012)

2.3	Form of Deposit Agreement, among China Mobile Games and Entertainment Group Limited, the depositary and the owners and holders of American Depositary Shares (incorporated by reference to Exhibit 4.3 from our F-1 registration statement (File No. 333-183423), as amended, initially filed publicly with the Commission on August 20, 2012)

4.1	Form of Employment Agreement (incorporated by reference to Exhibit 10.1 from our F-1 registration statement (File No. 333-183423), as amended, initially filed publicly with the Commission on August 20, 2012)

4.2	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.2 from our F-1 registration statement (File No. 333-183423), as amended, initially filed publicly with the Commission on August 20, 2012)

4.3	English translation of Supplementary Agreement to Technology Services Agreement between Guangzhou Yitongtianxia Software Development Co., Ltd. and Guangzhou Yingzheng Information Technology Co., Ltd. dated December 30, 2011 (incorporated by reference to Exhibit 10.18 from our F-1 registration statement (File No. 333-183423), as amended, initially filed publicly with the Commission on August 20, 2012)

4.4	English translation of Supplementary Agreement to Loan Agreement among Guangzhou Yitongtianxia Software Development Co., Ltd., Yongchao Wang, De Liang and Feng Zheng dated December 30, 2011 (incorporated by reference to Exhibit 10.25 from our F-1 registration statement (File No. 333-183423), as amended, initially filed publicly with the Commission on August 20, 2012)

4.5	English translation of Supplementary Agreement between Guangzhou Yitongtianxia Software Development Co., Ltd., Guangzhou Yingzheng Information Technology Co., Ltd., Yongchao Wang, De Liang and Feng Zheng dated August 23, 2011 (incorporated by reference to Exhibit 10.27 from our F-1 registration statement (File No. 333-183423), as amended, initially filed publicly with the Commission on August 20, 2012)

4.6	English translation of Supplementary Agreement between 3GUU Mobile Entertainment Industrial Co., Ltd. and Guangzhou Yingzheng Information Technology Co., Ltd. dated December 16, 2011 (incorporated by reference to Exhibit 10.29 from our F-1 registration statement (File No. 333-183423), as amended, initially filed publicly with the Commission on August 20, 2012)

4.7	English translation of Agreement on Issues regarding Shareholder Voting Proxy among Guangzhou Yingzheng Information Technology Co., Ltd., Guangzhou Yitongtianxia Software Development Co., Ltd., 3GUU Mobile Entertainment Industrial Co., Ltd., Yongchao Wang, Feng Zheng and De Liang dated December 16, 2011 (incorporated by reference to Exhibit 10.30 from our F-1 registration statement (File No. 333-183423), as amended, initially filed publicly with the Commission on August 20, 2012)

4.8	Share Option Scheme (incorporated by reference to Exhibit 10.47 from our F-1 registration statement (File No. 333-183423), as amended, initially filed publicly with the Commission on August 20, 2012)

4.9	Form of Amended and Restated Subscription Agreement between China Mobile Games and Entertainment Group Limited and directors or executive officers (incorporated by reference to Exhibit 10.48 from our F-1 registration statement (File No. 333-183423), as amended, initially filed publicly with the Commission on August 20, 2012)

4.10	Non-compete Agreement between China Mobile Games and Entertainment Group Limited and VODone Limited dated October 21, 2011 (incorporated by reference to Exhibit 10.49 from our F-1 registration statement (File No. 333-183423), as amended, initially filed publicly with the Commission on August 20, 2012)

4.11	Amendment to Non-compete Agreement between China Mobile Games and Entertainment Group Limited and VODone Limited dated August 15, 2012 (incorporated by reference to Exhibit 10.50 from our F-1 registration statement (File No. 333-183423), as amended, initially filed publicly with the Commission on August 20, 2012)

4.12	Share Purchase Agreement among VODone Limited, China Mobile Games and Entertainment Group Limited, Core Tech Resources Inc., Mediatek Inc. and PVG Venture Capital Partners (Wuxi), Limited Partnership dated March 21, 2012 (incorporated by reference to Exhibit 10.55 from our F-1 registration statement (File No. 333-183423), as amended, initially filed publicly with the Commission on August 20, 2012)

4.13†	Share Purchase Agreement between Champion Plus Group Limited and China Mobile Games and Entertainment Group Limited, dated July 26, 2013

4.14†	Share Purchase Agreement between Grand Synergy Limited and China Mobile Games and Entertainment Group Limited, dated July 26, 2013

4.15†	Share Purchase Agreement between ICBC Credit Suisse Asset Management (International) Company Limited, acting as the Investment Manager for the National Council for Social Security Fund and China Mobile Games and Entertainment Group Limited, dated November 15, 2013

4.16†	English translation of Supplementary Agreement among Shenzhen Lanyue Internet Technology Co, Ltd. and China Wave Group Limited dated September 1, 2013

4.17†	English translation of Exclusive Technology and Market Promotion Services Agreement among Huiyou Digital (Shenzhen) Ltd. and Shenzhen Lanyue Internet Technology Co, Ltd. dated September 13, 2013

4.18†	English translation of Technology Services Agreement among Huiyou Digital (Shenzhen) Ltd. and Shenzhen Lanyue Internet Technology Co, Ltd. dated September 13, 2013

4.19†	English translation of Supplementary Agreement to Technology Services Agreement among Huiyou Digital (Shenzhen) Ltd. and Shenzhen Lanyue Internet Technology Co, Ltd. dated September 13, 2013

4.20†	English translation of Personal Loan Agreement among Huiyou Digital (Shenzhen) Ltd. and Ken Jian Xiao dated September 10, 2013

4.21†	English translation of Supplementary Agreement to Personal Loan Agreement among Huiyou Digital (Shenzhen) Ltd. and Ken Jian Xiao dated September 10, 2013

4.22†	English translation of Voting Proxy Agreement among Huiyou Digital (Shenzhen) Ltd., Shenzhen Lanyue Internet Technology Co, Ltd., Ken Jian Xiao and Xiongfei Liu dated September 16, 2013

4.23†	English translation of Supplementary Agreement to Voting Proxy Agreement among Huiyou Digital (Shenzhen) Ltd., Shenzhen Lanyue Internet Technology Co, Ltd., Ken Jian Xiao and Xiongfei Liu dated September 16, 2013

4.24†	English translation of Agreement on Matters Regarding Voting Proxy among Huiyou Digital (Shenzhen) Ltd., Shenzhen Lanyue Internet Technology Co, Ltd., China Wave Group Limited, Ken Jian Xiao and Xiongfei Liu dated September 16, 2013

4.25†	English translation of Option Agreement among Huiyou Digital (Shenzhen) Ltd., Ken Jian Xiao and Xiongfei Liu dated September 16, 2013

4.26†	English translation of Equity Pledge Agreement among Huiyou Digital (Shenzhen) Ltd., Shenzhen Lanyue Internet Technology Co, Ltd., Ken Jian Xiao and Xiongfei Liu dated September 16, 2013

4.27†	English translation of Supplementary Agreement among Huiyou Digital (Shenzhen) Ltd., Shenzhen Lanyue Internet Technology Co, Ltd., Ken Jian Xiao and Xiongfei Liu dated September 16, 2013

4.28†	English translation of the Letter of Undertaking by Xiongfei Liu dated September 16, 2013

8.1†	Subsidiaries of China Mobile Games and Entertainment Group Limited

11.1	Code of Business Conduct and Ethics of China Mobile Games and Entertainment Group Limited (incorporated by reference to Exhibit 99.6 from our F-1 registration statement (File No. 333- 183423), as amended, initially filed publicly with the Commission on August 20, 2012)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1†	Consent of Ernst & Young Hua Ming LLP, an independent registered public accounting firm

15.2†	Consent of Guantao Law Firm

101***	Financial information from registrant for the year ended December 31, 2013 formatted in eXtensible Business Reporting Language (XBRL):

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

†	Previously filed with the 2013 Form 20-F on March 7, 2014.
*	Filed with this Amendment No. 2 to the Annual Report on Form 20-F.
**	Furnished with this Amendment No. 2 to the Annual Report on Form 20-F.
***	Previously filed with the 2013 Form 20-F on March 7, 2014. Pursuant to Rule 406T of Regulation S-T, the Interactive Data Files on Exhibit 101 hereto are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

SIGNATURES

China Mobile Games and Entertainment Group Limited hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 2 on Form 20-F/A on its behalf.

China Mobile Games and Entertainment Group Limited

/s/ Ken Jian Xiao

Name:	Ken Jian Xiao

Title:	Chief Executive Officer

Date: April 2, 2015