Form 20-F
period 2014-12-31
China Mobile Games & Entertainment Group Ltd
filed 2015-04-29
CIK 1528752

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

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

257,523,929 Class A ordinary shares and 180,821,228 Class B ordinary shares, par value $0.001 per share, as of December 31, 2014.

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

INTRODUCTION

Unless the context otherwise requires, in this annual report on Form 20-F:

•	“ADRs” refers to the American depository receipts, which, if issued, evidence our ADSs;

•	“ADSs” refers to our American depositary shares, each of which represents 14 Class A ordinary shares;

•	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report, Taiwan, Hong Kong and Macau;

•	“CMGE” refers to China Mobile Games and Entertainment Group Limited;

•	“RMB” or “Renminbi” refers to the legal currency of China, “$” or “U.S. dollars” refers to the legal currency of the United States, “JPY” refers to the legal currency of Japan, “KRW” refers to the legal currency of the Republic of Korea, and “TWD” refers to the legal currency of Taiwan;

•	“shares” or “ordinary shares” refers to our ordinary shares, including Class A and Class B ordinary shares, par value $0.001 per share;

•	“VIEs” refer to Guangzhou Yingzheng Information Technology Co., Ltd. and Shenzhen Lanyue Internet Technology Co., Ltd. (including its subsidiaries);

•	“V1 Group” refers to V1 Group Limited, previously known as VODone Limited, the controlling shareholder of the Company;

•	“WFOEs” refer Guangzhou Yitongtianxia Software Development Co., Ltd. and Huiyou Digital (Shenzhen) Ltd., our wholly foreign-owned enterprises; and

•	“we,” “us,” “our,” or “our company” refers to China Mobile Games and Entertainment Group Limited, its subsidiaries and consolidated entities, collectively.

Names of certain companies and games provided in this annual report are translated or transliterated from their original Chinese legal names.

Discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2012, 2013 and 2014 and our audited consolidated balance sheet data as of December 31, 2013 and 2014.

For your convenience, this annual report contains translations of some Renminbi and U.S. dollar amounts at the rate of RMB6.2046 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2014.

On September 25, 2012, we listed our ADSs on the Nasdaq Global Market under the symbol “CMGE.”

PART I

Item 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

Item 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3.	KEY INFORMATION

A.	Selected Financial Data

This annual report includes our selected consolidated statements of comprehensive income data for the years ended December 31, 2010, 2011, 2012, 2013 and 2014, and our selected consolidated balance sheet data as of December 31, 2010, 2011, 2012, 2013 and 2014.

The selected consolidated statement of comprehensive income data and consolidated balance sheet data for the years ended December 31, 2010 and 2011 have been derived from our audited consolidated financial statements that are not included in this annual report. Our selected consolidated statements of comprehensive income data and summary consolidated balance sheet data for the years ended December 31, 2012, 2013 and 2014 have been derived from our audited consolidated financial statements that are included elsewhere in this annual report.

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

Selected Consolidated Statements of Comprehensive Income Data

	For the Year Ended December 31,
	2010	2011	2012	2013	2014
	RMB	RMB	RMB	RMB	RMB	US$
Net revenues
Games	110,071	204,794	172,185	319,218	1,264,695	203,832
Handset design	15,340	38,694	15,408	33,789	—	—

Total net revenues	125,411	243,488	187,593	353,007	1,264,695	203,832

Cost of revenues
Games	(32,827)	(79,311)	(74,878)	(124,506)	(483,943)	(77,997)
Handset design	(10,083)	(29,037)	(16,852)	(31,491)	—	—

Total cost of revenues	(42,910)	(108,348)	(91,730)	(155,997)	(483,943)	(77,997)

Gross profit
Games	77,244	125,483	97,307	194,712	780,752	125,835
Handset design	5,257	9,657	(1,444)	2,298	—	—

Total gross profit	82,501	135,140	95,863	197,010	780,752	125,835

Operating expenses
Selling expenses	(952)	(7,561)	(15,838)	(110,954)	(320,887)	(51,718)
General and administrative expenses	(11,817)	(16,263)	(35,633)	(55,925)	(131,174)	(21,141)
Research and development expenses	(8,377)	(24,566)	(35,071)	(54,294)	(111,293)	(17,937)
Impairment of goodwill	—	—	(33,517)	—	—	—
Impairment of intangible assets	—	—	(10,910)	(2,613)	—	—
Listing expenses	—	—	(17,307)	—	—	—

Total operating expenses	(21,146)	(48,390)	(148,276)	(223,786)	(563,354)	(90,796)

Operating (loss) income	61,355	86,750	(52,413)	(26,776)	217,398	35,039
Interest income	70	927	1,474	3,322	8,241	1,328
Share of losses in equity method investments	—	—	—	—	(1,809)	(292)
Other income	—	293	451	25,654	5,238	844
Changes in fair value of contingently returnable consideration assets	(2,065)	39,446	27,326	24,366	—	—

Income (loss) before income taxes and noncontrolling interests	59,360	127,416	(23,162)	26,566	229,068	36,919
Income tax benefit (expense)	(18,647)	35,927	8,689	197	(1,121)	(180)

Net (loss) income	40,713	163,343	(14,473)	26,763	227,947	36,739

Accretion of contingently redeemable ordinary Shares	—	—	(3,023)	(3,174)	—	—
Net (loss) income attributable to shareholders	40,713	163,343	(17,496)	23,589	227,947	36,739

Net (loss) income attributable to noncontrolling Interests	12,215	11,837	(135)	503	(4,177)	(673)
Net (loss) income attributable to China Mobile Games and Entertainment Group Limited’s ordinary shareholders	28,498	151,506	(17,361)	23,086	232,124	37,412

Other comprehensive income (loss):
Foreign currency translation adjustments	(111)	(278)	7	542	(3,332)	(537)

Unrealized gains on available-for-sale security	—	—	—	—	475	77

Other comprehensive income (loss)	(111)	(278)	7	542	(2,857)	(460)

Comprehensive (loss) income	40,602	163,065	(17,489)	24,131	225,090	36,279

Comprehensive (loss) income attributable to noncontrolling interests	12,181	11,908	(135)	451	(4,177)	(673)

Comprehensive (loss) income attributable to China Mobile Games and Entertainment Group Limited’s ordinary shareholders	28,421	151,157	(17,354)	23,680	229,267	36,952

(Loss) earnings per share for Class A and Class B ordinary shares:
Basic	0.13	0.62	(0.06)	0.07	0.55	0.09
Diluted	0.13	0.62	(0.06)	0.06	0.52	0.08
(Loss) earnings per ADS:
Basic	1.82	8.68	(0.84)	0.98	7.67	1.24
Diluted	1.82	8.68	(0.84)	0.84	7.22	1.16
Weighted average number of Class A and Class B ordinary shares
Basic	212,500,000	244,594,415	302,853,059	319,576,830	423,638,426	423,638,426
Diluted	212,500,000	244,594,415	302,853,059	333,580,269	449,823,006	449,823,006
Weighted average number of ADS
Basic	15,178,571	17,471,030	21,632,361	22,826,916	30,259,888	30,259,888
Diluted	15,178,571	17,471,030	21,632,361	23,827,162	32,130,215	32,130,215

Non-GAAP Financial Information

To supplement our financial results presented in accordance with U.S. GAAP, we use non-GAAP net income, which is adjusted from our net income (loss) based on U.S. GAAP to exclude: (1) share-based compensation expenses, (2) internal investigation costs, (3) goodwill and intangible assets impairment loss, and (4) listing expenses. The non-GAAP financial information enables our management to assess our operating results without considering the impact of non-cash charges, including share-based compensation expense and impairment of good will and intangible assets, and non-recurring expenses, including listing expenses relating to our initial public offering.

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

The following table sets forth our non-GAAP net income and the reconciliation of our non-GAAP net income to our U.S. GAAP net income (loss) for the periods indicated:

	For the Year Ended December 31,
	2012	2013	2014
	RMB	RMB	RMB	US$
	(in thousands)
U.S. GAAP net income (loss)	(14,473)	26,763	227,947	36,739
Share-based compensation expenses	14,075	14,020	37,385	6,025
Impairment of goodwill	33,517	—	—	—
Impairment of intangible assets	10,910	2,613	—	—
Listing expenses	17,307	—	—	—
Internal investigation costs(1)	—	—	2,543	410

Total non-GAAP adjustments	75,809	16,633	39,928	6,435

Non-GAAP net income	61,336	43,396	267,875	43,174

(1)	Internal investigation costs consist of legal expenses, consultancy fees and other fees incurred by our independent committee for an internal investigation relating to short seller allegations. See “Item 3. Key Information—D. Risk Factors—Risks Related to our Business—Techniques employed by manipulative short sellers may drive down the market price of our common stock.”

Summary Consolidated Balance Sheet Data

	As of December 31,
	2010	2011	2012	2013	2014
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	104,038	187,237	128,736	249,126	349,343	56,304
Total current assets	174,560	273,267	255,469	555,454	1,146,683	184,812
Total assets	853,644	950,430	897,194	1,253,124	2,187,615	352,578
Total current liabilities	29,873	111,278	26,050	128,608	310,401	50,028
Total liabilities	119,668	154,252	57,988	148,371	333,135	53,691
Total shareholders’ equity	733,976	796,178	762,348	1,027,076	1,854,480	298,887

Selected Operating Data

	For the Year Ended December 31,
	2011	2012	2013	2014
Social Games
Number of games (as of the end of the period)	6	7	72	83
Total new registered users(1)	12,701,493	21,460,178	113,075,858	230,785,097
Total paying user accounts(2)	809,407	303,613	7,686,498	21,125,926
ARPU(3) (in RMB)	26.4	108.5	28.9	43.8
Single-Player Games
Number of games (as of the end of the period)	135	175	215	238
Total paying user accounts(4)	29,040,203	31,665,050	13,711,235	18,454,732
ARPU(4) (in RMB)	4.6	3.6	4.3	14.4
Game Bundles
Number of games (as of the end of the period)	256	315	430	430
Total subscriptions(6)	9,584,497	5,906,564	6,141,868	3,241,815
Average revenue per subscription (in RMB)	4.6	4.5	5.1	4.1
Average monthly active users(7)	N/A	N/A	12,911,847	36,710,230
Average daily active users(8)	N/A	N/A	1,692,976	4,739,578

(1)	Represents the number of new registered users (as measured by user accounts) registered to play our social games within the relevant period.
(2)	Represents the number of users (as measured by user accounts) that have purchased in-game items for the relevant period, adjusted to eliminate double-counting of the same users.
(3)	Represents the average revenue per paying user, or ARPU.
(4)	Represents (i) the number of users that have purchased in-game items for the relevant period, adjusted to eliminate double-counting of the same users, and (ii) the total number of games purchased through app stores.
(5)	Represents the average revenue per paying user, or ARPU.
(6)	Represents the total number of monthly subscriptions to our game bundles offered through mobile network operators. A user who pays two subscription fees during one month to subscribe to different game bundles would be counted as two subscriptions.
(7)	Represents the total number of user accounts that have logged-in to or played a game during a particular month, adjusted to eliminate double-counting of the same user account. Average monthly active users for a particular period is the average of the monthly active users during that period. We started to record average monthly active users in 2013, and therefore such data is not available for 2011 and 2012.
(8)	Represents the total number of user accounts that have logged-in to or played a game during a particular day, adjusted to eliminate double-counting of the same user account. Average daily active users for a particular period is the average of the daily active users during that period. We started to record average daily active users in 2013, and therefore such data is not available for 2011 and 2012.

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

For your convenience, this annual report contains translations of some Renminbi and U.S. dollar amounts at the rate of RMB6.2046 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2014.

We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Fluctuations in the value of the Renminbi may materially and adversely affect your investment.” On April 24, 2015, the exchange rate was RMB6.1930 to US$1.00. The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated.

	Exchange Rate
	Period End	Average(1)	Low	High
	(RMB per US$1.00)
2010	6.6000	6.7603	6.8330	6.6000
2011	6.2939	6.4475	6.6364	6.2939
2012	6.2301	6.2991	6.3879	6.2221
2013	6.0537	6.1478	6.2438	6.0537
2014	6.2046	6.1704	6.2591	6.0402
November	6.1429	6.1249	6.1429	6.1117
December	6.2046	6.1886	6.2256	6.1490
2015
January	6.2495	6.2181	6.2535	6.1870
February	6.2695	6.2518	6.2695	6.2399
March	6.1990	6.2386	6.2741	6.1955
April (through April 24, 2015)	6.1930	6.2000	6.2152	6.1927

(1)	Annual averages are calculated by using the average of the exchange rates on the last day of each month during the relevant year. Monthly averages are calculated by using the average of the daily rates during the relevant month.

Source: Federal Reserve Board

In addition, all translations from Hong Kong dollars to U.S. dollars are made for your convenience at the rate of HK$7.7531 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2014.

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

In addition, though many new games are regularly introduced, only a relatively small number of “hit” titles accounts for a significant portion of total revenue for the industry. For example, in 2014, approximately 35.3% of our revenue was derived from Joyful Da Ying Jia and other card and board games in our “Joyful” series. If we fail to launch new games according to our timetable or at all or if our new games are not commercially successful, our business prospects and results of operations would be materially and adversely affected and we may not be able to recover our game licensing or development costs, which can be significant.

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

A substantial portion of our revenues are generated from a small number of games, and if we fail to extend the life cycle of our existing popular games or launch new popular games, we will not be able to maintain or grow our revenue and our financial results could be adversely affected.

We generate a substantial portion of our revenues from a few popular games. In 2014, our top five games contributed approximately 47.1% of our total revenues, with Joyful Da Ying Jia contributing approximately 26.9% of our total revenues. Our top games may have a finite life span and may fall out of favor with our users. As a result, we must maximize the life cycle of our popular games by developing, releasing and marketing new editions or updates that will continue to engage our users. Failing to extend the life of our existing popular games will materially and adversely affect our revenue growth and financial results. We must also identify and launch new games that will gain widespread popularity and become revenue growth drivers. This requires our substantial investment in game selection, research and development, sales and marketing and game operations. It is difficult to consistently anticipate user preference on a large scale. While we continue to invest significant resources in the launch of new games, we cannot assure you that new games, game editions or updates will be popular among our users and become profitable.

We are dependent on our ability to license new games.

We license many of our mobile games, including some of our most popular games, from third parties. In 2013 and 2014, we derived 50.9% and 52.3% of our net revenues, respectively, from games that were licensed from third parties including a small number of games that we purchased. In 2014, approximately 5.4% and 2.7% of our net revenues were derived from San Guo Weili Jiaqiang Ban and Crisis Action, respectively, both of which are social games we licensed from third parties. Choosing which games to license requires a high degree of judgment and we cannot guarantee that the games we license will generate profit. The failure of a particular licensed game may result in a significant write-down or write-off of game licensing fees.

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

We distribute our games through a number of app stores, web platforms and social networks, including Apple’s App Store, 91.com, Baidu, Qihoo 360, Google Play, China Mobile’s app store and 9game.cn. These app stores, web platforms and social networks also serve as payment collection channels. App stores, web platforms and social networks have strong bargaining power in dealing with online game developers and operators like us. We are subject to the standard service terms and conditions of these app stores, web platforms and social networks with regard to the promotion, distribution, operation and payment methods for our online games. If any of these app stores, web platforms or social networks (i) goes out of business, (ii) discontinues its relationship with us due to any reason, such as our failure to comply with any laws or regulations in any jurisdiction where our games are offered, (iii) limits our access to its platforms, (iv) modifies its terms of services or other policies, (v) changes its fee structure, (vi) provides more favorable terms to our competitors or develop its own games, or (vii) is forced to cease the business relationship with us due to its lack of required license or permits or other regulatory compliance issues, our business could be adversely affected.

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

We have entered into agreements with mobile service providers for proceeds collection, and these service providers in turn contract with mobile network operators, such as China Mobile, China Telecom and China Unicom, who provide billing and collection services. During 2012, 2013 and 2014, 40.6% , 22.2% and 12.5%, respectively, of our mobile phone game revenues were collected through our top ten mobile service providers, the top three of which were Guizhou Shanzi Information Technology Ltd., Shenzhen Givoe Technology Co., Ltd. and Beijing Leitingwanjun Network Technology Co. Ltd. during 2012, Shenzhen Weiqite Technology Co., Ltd., Guangzhou Yicheng Computer Technology Co., Ltd. and Nanjing Zhuoxunfeng Information Consulting Co., Ltd. during 2013, and Shenzhen Weiqite Technology Co., Ltd., Beijing Shunjie Interactive Technology Co., Ltd. and Beijing Zhangzhitong Technology Co., Ltd. during 2014. The concentration of our sales through one or a few large mobile service providers and China’s dominant mobile network operators could lead to a short-term disruption in our sales if one or more of them were to reduce its offerings or cease offering our products. Such concentration also makes us more vulnerable to collection risks should one or more of these providers or operators become unable or unwilling to share the proceeds it receives with us. Also, China Mobile places content providers, including us, into different preference classes based on a series of criteria, including game performance, customer satisfaction, responsiveness and technical support, among others. Further, we have in the past been reclassified by China Mobile due to user complaints, and we may be subject to downgrades in the future. Our operations and business could be harmed if our relationships with one or more of these mobile network operators and mobile service providers deteriorates, or if one or more of the key mobile service providers experience deterioration in their business or experiences an increase in non-payment from users, or there is any disruption in the relationship between any of these mobile service providers and mobile network operators. In addition, we rely on some mobile network operators to distribute and promote certain of our games and changes in how they distribute or promote our games could have a material and adverse effect on our results of operations and financial condition.

Furthermore, we depend on mobile network operators directly and indirectly to maintain accurate records of payments of sales proceeds by users and to collect such payments. We receive periodic statements from mobile network operators and mobile service providers that indicate the aggregate amount of fees that were charged to users for purchases of mobile game products. Our mobile service providers usually generate their periodic statements to us based on the periodic statements they receive from the mobile network operators. We generally offer mobile network operators and service providers credit terms ranging from 30 to 60 days. Receivables from China Mobile in terms of accounts receivable balances accounted for 8.0%, 28.0% and 10.4% of our total trade receivables as of December 31, 2012, 2013 and 2014, respectively. Receivables from our top ten mobile service providers in terms of accounts receivable balances accounted for 71.1%, 9.8% and 26.0% of our total trade receivables as of December 31, 2012, 2013 and 2014, respectively. Failure to timely collect our receivables from mobile network operators or mobile service providers may adversely affect our cash flows. In addition, if the mobile network operators or mobile service providers demand increase to their share of revenues under our revenue-sharing arrangement, our results of operation may be materially and adversely affected.

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

We have a limited operating history under our current business model upon which to evaluate the viability and sustainability of our business. CMGE was incorporated in the Cayman Islands as an exempted limited liability company on January 20, 2011 by V1 Group as its wholly-owned subsidiary. Our business was formed through three separate acquisitions undertaken by V1 Group in 2009 and 2010 and was operated by V1 Group through various subsidiaries and our variable interest entity, or VIE, until our reorganization effective August 23, 2011. Accordingly, you should consider our future prospects in light of the risks and uncertainties experienced by early stage companies in evolving industries, such as the mobile game industry in China, and companies that have been formed through the combination of previously separate businesses. Some of these risks and uncertainties relate to our ability to:

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

In addition, we currently derive the majority of our revenue from social games even though the number of social games in our portfolio is far less than the number of single-player games. As we continue to shift to licensing and developing a smaller number of higher revenue-generative games, we are exposed to concentration risks in the event that certain of these social games are not successful.

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

As of December 31, 2014, we operated ten games in overseas jurisdiction, and plan to increase this number in the future. Expanding our business internationally exposes us to a number of risks, including:

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

Only a small portion of all of the players who play our games are paying players. During the year ended December 31, 2014, we had 230.8 million new registered users of social games but only 21.1 million paying users of social games. In order to sustain our revenue levels, we must attract, retain and increase the number of players or more effectively monetize our players. We must devote significant resources to retain our players’ interest in our games and attract them to our other games. If we fail to grow or sustain the number of our players, or if the rates at which we attract and retain players declines or if the average amount that our players pay declines, our business may not grow and our financial results will suffer.

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

We rely on a combination of copyright, trademark and trade secret laws, as well as nondisclosure agreements and other methods to protect our intellectual property rights. As of December 31, 2014, we had registered 215 copyrights with the State Copyright Bureau of the PRC, for software we developed or acquired from third parties, and 25 trademarks, including the “CMGE” trademark and the “KKFun” trademark. The protection of intellectual property rights in China may not be as effective as those in the United States or other countries. We have in the past discovered some players had illegally modified our games so that they could access our games for free. The steps we have taken may be inadequate to prevent the misappropriation of our technology or unauthorized use of our brands or products. Reverse engineering, unauthorized copying or other misappropriation of our technologies, or unauthorized access of our products could enable third parties to benefit from our technologies or products without compensating us. Moreover, unauthorized use of our technology could enable our competitors to offer products and services that are comparable to or better than ours, which could harm our business and competitive position. From time to time, we may have to enforce our intellectual property rights and brands through litigation. Such litigation may result in substantial costs and diversion of resources and management attention.

Third parties may claim that we infringe their proprietary rights, which could cause us to incur significant legal expenses and prevent us from promoting our products and services.

From time to time we may receive claims that we have infringed the intellectual property rights of others. While we are currently unaware of any unresolved claims, any such claim, with or without merit, could result in costly litigation and distract our management from day-to-day operations. If we fail to successfully defend against such claims, we could be required to make unavailable or redesign our mobile games, pay monetary amounts as damages, enter into royalty or licensing arrangements, or satisfy indemnification obligations that we have with some of our players. Any royalty or licensing arrangements that we may seek in such circumstances may not be available to us on commercially reasonable terms or at all. Also, if we acquire technology to include in our products from third parties, our exposure to infringement actions may increase because we must rely upon these third parties to verify the origin and ownership of such technology. This exposure to liability could result in disruptions to our business that could materially and adversely affect our operating results.

If we fail to maintain an effective system of internal control over financial reporting, we may lose investor confidence in the reliability of our financial statements.

We are subject to reporting obligations under U.S. securities laws. Section 404 of the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley, and related rules require a public company to include a management report on the company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, under Section 404(b) of Sarbanes-Oxley, our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting beginning with our annual report on Form 20-F following the date on which we cease to qualify as an “emerging growth company” under the Securities Act of 1933, or the Securities Act, which may be up to five fiscal years following the date of the September 2012 listing of our ADSs.

In the preparation of the consolidated financial statements for the year ended December 31, 2014, we identified a material weakness in our internal control over financial reporting. The material weakness identified was identical to the one identified during the audit of our consolidated financial statements for the years ended December 31, 2011, 2012 and 2013. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of our company’s financial statements will not be prevented, or detected and corrected on a timely basis. Effective internal control over financial reporting is necessary for us to provide reliable financial reports, effectively prevent fraud and operate as a public company.

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

When we acquire a business, a substantial portion of the purchase price of the acquisition is generally allocated to goodwill and other identifiable intangible assets. The amount of the purchase price that is allocated to goodwill is determined by the excess of the purchase price over the amounts assigned to the fair value of the assets acquired and the liabilities assumed of acquired businesses. As of December 31, 2014, goodwill represented RMB564.8 million (US$91.0 million), or 30.4% of our total shareholders’ equity, and other net intangible assets represented RMB212.6 million (US$34.3 million), or 11.4% of our total shareholders’ equity. Management performed impairment assessment annually and we did not recognize any impairment loss of intangible assets in 2014.

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

Techniques employed by manipulative short sellers may drive down the market price of our common stock.

Short selling is the practice of selling securities that the seller does not own but rather has, supposedly, borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is therefore in the short seller’s best interests for the price of the stock to decline, many short sellers (sometimes known as “disclosed shorts”) publish, or arrange for the publication of, negative opinions regarding the issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a stock short. While traditionally these disclosed shorts were limited in their ability to access mainstream business media or to otherwise create negative market rumors, the rise of the Internet and technological advancements regarding document creation, videotaping and publication by weblog, or blogging, have allowed many disclosed shorts to publicly attack a company’s credibility, strategy and veracity by means of so-called research reports that mimic the type of investment analysis performed by large Wall Street firms and independent research analysts. These short attacks have, in the past, led to selling of shares in the market, on occasion in large scale and broad base. Issuers who have limited trading volumes and are susceptible to higher volatility levels than large-cap stocks, can be particularly vulnerable to such short seller attacks. These short seller publications are not regulated by any governmental, self-regulatory organization or other official authority in the U.S., are not subject to the certification requirements imposed by the Securities and Exchange Commission, or the SEC and, accordingly, the opinions they express may be based on distortions of actual facts or, in some cases, fabrications of facts. In light of the limited risks involved in publishing such information, and the enormous profit that can be made from running just one successful short attack, unless the short sellers become subject to significant penalties, it is more likely than not that disclosed short sellers will continue to issue such reports.

We have been in the past and may in the future be the subject of short seller attacks. While we intend to strongly defend our public filings against any short seller attack, oftentimes we are constrained, either by principles of freedom of speech, applicable state law (often called “Anti-SLAPP statutes”), or issues of commercial confidentiality, in the manner in which we can proceed against the relevant short seller. In addition, we have incurred in the past and may in the future incur costs relating to internal investigations relating to as well as in defending against such attacks. Investors should also be aware that in light of the relative freedom to operate that such persons enjoy, should we be targeted for such an attack, our common stock will likely suffer from a temporary, or possibly long term, decline in market price should the rumors created not be dismissed by market participants.

We have been named as a defendant in a putative shareholder class action lawsuit that could have a material adverse impact on our business, financial condition and results of operations.

We will have to defend against the putative class action lawsuit described in “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal and Administrative Proceedings,” including any appeals of such lawsuits should our initial defense be unsuccessful. We intend to vigorously defend ourselves against the claim, although, considering the preliminary stage of this lawsuit, there can be no assurance as to the probability of success. We are currently unable to estimate the possible loss or possible range of loss, if any, associated with the resolution of these lawsuits. An unfavorable outcome from the lawsuits, including any plaintiff’s appeal of the judgment in these lawsuits, could have a material adverse effect on our business, financial condition and results of operations. The litigation process may utilize a material portion of our cash resources and divert management’s attention from the day-to-day operations of our company, all of which could harm our business. There can be no assurance that we will prevail in any such appeal and any adverse outcome of these cases could have a material adverse effect on our business or results of operations. In addition, we may be subject to putative class action lawsuits in the future and we cannot be certain whether such claims will succeed in being certified.

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

Risks Related to Our Corporate Structure

As our largest shareholder, V1 Group controls the outcome of our shareholder actions, and may thereby limit our ability to undertake any corporate action that requires shareholder approval, such as obtaining additional financing or making acquisitions.

V1 Group holds, directly or indirectly, 43.3% of our outstanding ordinary shares, including all of our Class B ordinary shares, representing 78.6% of the voting power of our outstanding ordinary shares. Its shareholding gives it the power to pass ordinary resolutions, thereby giving V1 Group effective control over a majority of our corporate actions (including appointment of directors) and, for so long as it holds more than two-thirds of the voting power of our outstanding ordinary shares, to pass special resolutions, which are required to effect important corporate actions including removing directors, approving a merger, changing our name, amending our constitutional documents and winding up our company. Even if V1 Group ceases to own or control more than 50% of our shares or voting power of our outstanding shares, for so long as it continues to have a substantial equity interest in us, it may, as a practical matter, be in a position to control many or all of our actions. Significant corporate actions, including the incurrence of material indebtedness, the issuance of a material amount of equity securities or significant strategic changes in our business, may be effected by our board of directors without the consent of our shareholders. V1 Group might oppose any action that would dilute its equity interest in us, and may be unable or unwilling to participate in our future financings. V1 Group, as our majority shareholder with the right to appoint directors to our board of directors, could block any such action and thereby materially harm our business or prospects. In addition, if V1 Group provides shareholder support to us in the form of shareholder loans or provides credit support by guaranteeing our obligations, they may become our creditors with different interests than shareholders with only equity interests in us. The concentration of controlling ownership of our shares may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of the ADSs.

We may have conflicts of interest with V1 Group and, because of V1 Group’s controlling ownership interest in us, may not be able to resolve such conflicts on terms favorable to us.

Conflicts of interest may arise between V1 Group and us in a number of areas relating to our past and ongoing relationships. Potential conflicts of interest that we have identified include, among others, competing for employee recruiting and retention and allocation of business and investment opportunities. There may be conflicts of interest arising from the ownership of V1 Group stock and options by members of our board and management, notwithstanding the duty of loyalty these persons owe us. Also, V1 Group may decide to sell all or a portion of the shares that it holds in us to a third-party and give that third-party substantial influence over our business and our affairs. Such a sale could be contrary to the interests of certain of our stakeholders, including our employees or our public shareholders.

Our chairman, Lijun Zhang, is also the founder, chairman and a major shareholder of V1 Group. V1 Group may from time to time make strategic decisions that it believes are in the best interests of its business as a whole, including its stake in us. These decisions may be different from the decisions that we would have made on our own and may not be aligned with the interests of our shareholders. We may not be able to resolve any potential conflicts and, even if we do, the resolution may be less favorable to us than if we were dealing with an unaffiliated party.

On October 21, 2011, we entered into a non-compete agreement with V1 Group under which V1 Group agreed not to, among other things, engage, or assist any of its other subsidiaries in engaging, in the mobile game development and operation, and handset design business. However, so long as V1 Group continues to control us, we may not be able to bring a legal claim against V1 Group in the event of contractual breach, notwithstanding our contractual rights under the non-compete agreement. Even if the non-compete agreement is enforced, we may not receive adequate remedies from courts in China or elsewhere.

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

The PRC government restricts foreign investment in telecommunication, electronic and Internet publishing and online cultural businesses. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Foreign Investments”, “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Telecommunications Industry” and “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Online Games and Cultural Products.” In light of these restrictions, we conduct a significant portion of our business activities through our VIEs, Guangzhou Yingzheng Information Technology Co., Ltd., or Yingzheng and Shenzhen Lanyue Internet Technology Co., Ltd., or Lanyue. Although we do not have any equity interest in our VIEs, we are able to exercise effective control over our VIEs and receive substantially all of the economic benefits of its operations through various contractual arrangements with Yingzheng, Lanyue and their respective registered shareholders. For a description of these contractual arrangements, see “Item 4. Information on the Company—A. History and Development of the Company—Our Contractual Arrangements with our VIEs.”

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

In January 2015, MOFCOM published a draft of the proposed Foreign Investment Law. If enacted, the draft Foreign Investment Law would replace the existing laws regulating foreign investment in China and harmonize the regulations governing both FIEs and PRC domestic entities. The draft Foreign Investment Law expressly includes “control through contractual arrangements” as a form of foreign investment subject to its regulation. It introduces the concept of a “negative list” which contains a catalogue of areas prohibiting foreign participation and a catalogue of areas subject to restrictions on foreign participation. Foreign investors are not allowed to invest in the “prohibited” category and are required to obtain entry clearances for investing within the “restricted” category. When applying for such entry clearances in respect of investments in “restricted” areas, the foreign investors which are controlled by PRC individuals or entities may apply for treatment as PRC investors. There are significant uncertainties as to the draft Foreign Investment Law, including, the content of its final form and the timing of its adoption and implementation. Because the negative list has yet to be published, it is unclear whether it will differ from the current list of industries subject to restrictions or prohibitions on foreign investment and, in particular, whether the value-added telecommunications business, electronic and internet publishing and internet culture business will fall within the prohibited or restricted categories. Furthermore, the draft law is silent as to how existing VIEs and related contractual arrangements will be treated. The draft Foreign Investment Law, if adopted in its current form, could prevent certain FIE’s from continuing to conduct their operations in restricted industries through contractual arrangements.

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

In 2012, 2013 and 2014, our VIEs and their respective subsidiaries contributed in aggregate 19.0%, 43.6% and 86.9% of our total net revenues, respectively. Our contractual arrangements with our VIEs and their respective shareholders may not be as effective in providing us with control over our VIEs as direct ownership. If our VIEs and their respective shareholders fail to perform their obligations under these contractual arrangements, we may incur substantial costs and resources enforcing these arrangements, and rely on legal remedies available under applicable PRC laws, including seeking specific performance and claiming damages. In particular, if shareholders of our VIEs refuse to transfer their equity interests to us or our designated persons when we exercise the purchase option pursuant to these contractual arrangements, we may need to initiate legal actions to compel them to fulfill their contractual obligations.

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

Pursuant to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or SAT Circular 698 and the Announcement on Several Enterprise Income Tax Issues Concerning Indirect Assets Transfer by Non-resident Enterprises, or SAT Circular 7, issued by the PRC State Administration of Taxation, or SAT on December 10, 2009 and February 3, 2015 respectively, if a non-resident enterprise indirectly transfers a “PRC taxable asset” through an arrangement without reasonable commercial purpose but rather to avoid the PRC EIT, the nature of the transaction shall be redefined and the transaction shall be treated as a direct transfer of the PRC taxable asset subject to the PRC EIT. The PRC taxable assets include assets of establishments or places of business in the PRC, real properties in the PRC and equity investments in PRC resident enterprises. The PRC tax authorities will comprehensively consider all arrangements relating to an indirect transfer transaction when determining whether the transaction has a reasonable commercial purpose. SAT Circular 7 lists certain criteria that should be taken into account for judging reasonable commercial purpose, and provides safe harbors including transfers in the public securities market and intra-group restructurings meeting the specified conditions. Under SAT Circular 7, the parties to an indirect equity transfer and the underlying PRC enterprise may voluntarily report to the tax authorities in respect of the transaction but are obligated to file relevant materials if requested by the authorities. The entity or individual obligated to pay the consideration for the equity transfer to the seller has the obligation to withhold the applicable PRC EIT. Failure to withhold or pay the applicable EIT in accordance with SAT Circular 7 may attract penalties imposed by the PRC tax authorities.

SAT Circular 7 applies to the transactions taking place before its issuance in respect of which the tax procedures have not been finally settled. We have not reported and it is not clear that we are required to report our offshore restructuring transactions, which were completed prior to the distribution, to the PRC tax authorities. It is possible that the PRC tax authorities would pursue our offshore enterprise shareholders to conduct a filing regarding our offshore restructuring transactions and request our PRC subsidiaries to provide such disclosures. If such transactions are deemed to lack of reasonable commercial purposes, we and our non-resident investors would be at risk of being taxed under SAT Circular 7 and may be required to expend valuable resources to comply with SAT Circular 7 or to establish that we should not be taxed under Circular 698, which may have a material adverse effect on our financial condition and results of operations or such non-resident enterprise investors’ investments in us.

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

If SAPPRFT adopts regulations or other rules to enforce the Electronic Publications Regulations against entities that develop, publish, preinstall in handsets or distribute single-player mobile games, we may be required to obtain approvals and licenses and/or change our current business model regarding our preinstalled single-

player games. Any failure to obtain the necessary approvals and licenses in a timely manner or at all could delay or prevent us from rolling out and operating new or existing preinstalled single-player mobile games. In addition, we may be required to restructure our operations to comply with such requirements by entering into a contractual arrangement with a non-foreign invested entity which holds the Electronic Publications Publishing License and entrusting such entity to file all preinstalled single-player games developed by Huiyou Digital (Shenzhen) Ltd., or Huiyou, with SAPPRFT for its approval. Such a restructuring could be costly and disruptive to our business and would expose us to the risks associated with such arrangements. See “—Risks Related to Our Corporate Structure—To comply with PRC laws and regulations limiting foreign ownership of telecommunication and online cultural businesses, we conduct a substantial portion of our businesses through our VIEs in China by means of contractual arrangements. If the PRC government determines that these contractual arrangements do not comply with applicable regulations, our business could be materially and adversely affected.”

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

Meanwhile, when Internet and mobile service providers find that any obscene, superstitious, fraudulent or defamatory information is transmitted on their platforms, they are required to terminate the transmission of such information or delete such information immediately, keep records, and report to relevant authorities. Mobile network operators like China Mobile, China Telecom and China Unicom also have their own policies prohibiting or restricting the distribution of inappropriate content. On December 15, 2009, the MIIT issued the Notice Regarding Plan for Further Regulating Obscene Materials on Mobile Phones, or Circular 672. Under Circular 672, mobile network operators are required to examine their business, promotional channels, as well as the business of their partners, and must immediately terminate such business if any obscene material is involved. Mobile service providers involved in distributing or publishing such obscene materials on mobile handsets are subject to immediate suspension or termination of cooperation with mobile network operators, and a violation will be reported to relevant authorities. Mobile network operators and mobile service providers must examine all websites accessed through mobile handsets and conduct full daily inspection of such websites. If any obscene material is found, access and transmission must cease and be reported to authorities. On June 3, 2010, the MOC issued the Online Game Measures, which became effective on August 1, 2010, according to which companies that plan to engage in the operation of online games, issuance of virtual currency and provision of virtual currency transaction services shall obtain a license from the provincial counterpart of the MOC. Online and mobile game operators are required to establish a self-censorship mechanism and ensure the lawfulness of the content of their games and corporate operations. On August 12, 2013, the MOC issued the Administrative Rules on Content Review by Internet Culture Operating Entities, which became effective on December 1, 2013, according to which companies operating internet culture business shall have personnel with the required qualification certificate to conduct content review on their products before they provide the products to the public, and they shall keep the content review records for at least two years. In addition, in July 2014, the SAPPRFT issued the Notice on Further Launch Verification of Real-name Registration for Anti-Fatigue System on Internet Games, stating that, in view of some of the hardware and functionality limitations inherent in mobile devices, anti-fatigue system requirements applicable to Internet games do not currently apply to mobile games. If the SAPPRFT in the future decides to expand the anti-fatigue system requirements to mobile games, our operating expenses would be likely to increase.

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

In January 2007, the MPS, MOC, MIIT and GAPP jointly issued a circular regarding online gambling which has implications for the use of virtual currency. The circular (a) prohibits online game operators from charging commissions in the form of virtual currency in relation to winning or losing of games; (b) requires online game operators to impose limits on use of virtual currency in guessing and betting games; (c) bans the conversion of virtual currency into real currency or property; and (d) prohibits services that enable game players to transfer virtual currency to other players. On June 4, 2009, MOC and MOFCOM jointly issued a notice regarding strengthening the administration of online game virtual currency, or Virtual Currency Notice, The Virtual Currency Notice prohibits online game operators from setting game features that involve the direct payment of cash or virtual currency by players for the chance to win virtual items or virtual currency based on random selection through a lucky draw, wager or lottery. Besides, the notice also prohibits game operators from issuing currency to game players through means other than purchases with legal currency. On June 3, 2010, the MOC issued Interim Measures for Online Games Administration, or the Online Game Measures, which became effective on August 1, 2010, aiming to further strengthen the MOC’s supervision of the online game industry, including the issuance and trade of virtual currency in online games. According to the Online Game Measures, an online game operator who issues or provides the trading services for the virtual currency must obtain a license for Internet culture operation from the MOC. Further, the Online Game Measures also provides, among other things, that virtual currency issued by online game operators may be only used to exchange its own online game products and services and may not be used to pay for the products and services of other entities. The issuance of virtual currency is permitted under Yingzheng’s Internet Culture Business License. However, if our current or future operations are found to violate the Virtual Currency Notice and Online Game Measures or any other related regulations, our business and financial condition, operation results and business prospects may be materially and adversely affected.

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

Pursuant to a supplementary agreement entered into between 3GUU Mobile Entertainment Industrial Co., Ltd., or 3GUU BVI and Yingzheng and a supplementary agreement entered into between China Wave Group Limited, or China Wave, and Lanyue, 3GUU BVI and China Wave, are obligated to provide Yingzheng and Lanyue, respectively, with continuing financial support to meet the capital demands of their business operations. Under the current PRC law and policies regarding foreign direct investment and foreign debt, there are only limited means for an offshore company to provide financial support to a domestic PRC company. Currently, the only way that 3GUU BVI and China Wave are able to provide financial support to Yingzheng and Lanyue is by providing a guarantee for Yingzheng and Lanyue to secure RMB loans from a bank within the PRC.

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

On July 4, 2014, SAFE issued the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or Circular 37, which replaced the former circular commonly known as “SAFE Circular 75” issued by

SAFE on October 21, 2005. Pursuant to Circular 37, a PRC resident should complete the registration with the local SAFE counterpart before making contributions to an offshore special purpose vehicle, or SPV, defined as an offshore enterprise directly established or indirectly controlled by the PRC resident for the purpose of overseas investment and financing, with his/her legally owned assets or interests in a domestic enterprise or offshore assets or interests. The PRC resident is also required to update the registration upon capital increase or deduction, share transfer or swap, merger or division, and other significant change of the SPV. PRC residents who have contributed legitimate domestic or offshore assets or interests to SPVs but have yet to obtain SAFE registrations before the implementation of Circular 37 are required to complete the registrations in accordance therewith. The fulfillment of the SAFE registrations as described above is a prerequisite for other regulatory procedures required for relevant cross-border investment activities and capital flows, such as the offshore entity’s inbound investment and the onshore entity’s payment of dividends. Failure to comply with Circular 37 may subject relevant PRC residents to penalties under the PRC foreign exchange administration regulations.

On February 13, 2015, SAFE issued the Circular on Further Simplifying and Improving Foreign Exchange Administration Policies Concerning Direct Investments, or Circular 13, which will become effective on June 1, 2015. Circular 13 has removed the requirement for SAFE’s approval on foreign exchange registrations in connection with domestic and overseas direct investments, including such registration required by Circular 37. The qualified banks are delegated the power to directly conduct such foreign exchange registrations under SAFE’s supervision.

These regulations apply to our direct and indirect shareholders who are PRC residents and may apply to any offshore acquisitions that we make in the future. However, the regulations are newly issued and it is unclear how they will be interpreted and implemented. Furthermore, in practice, however, different local SAFE branches may have different views on interpretation and implementation of the SAFE regulations. We cannot assure you that all of our beneficial owners that are PRC residents will be able to register or update the registration of their equity interest in us as required. If they fail to make or update the registration, our PRC subsidiaries could be subject to fines and legal penalties, and SAFE could restrict our cross-border investment activities and our foreign exchange activities, including restricting our PRC subsidiaries’ ability to distribute dividends to, or obtain loans denominated in foreign currencies from, our company, or prevent us from paying dividends. As a result, our business operations and our ability to make distributions to you could be materially and adversely affected.

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

Our PRC subsidiaries are incorporated in the PRC and are governed by applicable PRC income tax laws and regulations. The New EIT Law and its implementing rules, both of which came into effect on January 1, 2008, impose a statutory rate of 25% on PRC enterprises. However, the New EIT Law also permits enterprises to continue to enjoy their existing tax incentives, adjusted by certain transitional phase-out rules, under which enterprises established before the promulgation date of the New EIT Law that were granted tax holidays under the then effective tax laws or regulations may continue to enjoy their tax holidays until their expiration. In addition, under the New EIT Law and its implementation regulations, newly established software enterprises are entitled to a two-year exemption followed by a three-year 50% enterprise income tax rate reduction from its first profit-making year, and a qualified high and new technology enterprises are entitled to a preferential tax rate of 15%. Preferential tax treatments and incentives granted to us by PRC governmental authorities are subject to review and may be adjusted or revoked at any time in the future. While the PRC enterprise income tax is generally imposed based on actual taxable income, some of our subsidiaries pay enterprise income tax based on a deemed profit calculation. Shenzhen Qilewuxian Software Development Co., Ltd., Shenzhen Yikechuanghui Technology Co., Ltd., Shenzhen Zhongtuokechuang Technology Co., Ltd., or Zhongtuo, and Shenzhen Douwan Network Technology Co., Ltd., or Douwan, paid enterprise income taxes calculated according to deemed profit rates from 6% to 10% during certain taxable periods based on documentation issued by the local tax authorities in lieu of their actual profits. However, starting from July 1, 2011 Shenzhen Yikechuanghui Technology Co., Ltd. ceased applying the deemed profits methodology as it was no longer qualified under the applicable criteria. Similarly, on January 1, 2012 and July 1, 2012 Douwan and Zhongtuo, respectively, also ceased applying the deemed profits methodology. In addition, in 2013 Shenzhen Qilewuxian Software Development Co., Ltd. did not pay tax as it had ceased operations. We cannot assure you that the local tax authorities will not, in the future, change their position and discontinue any of our current tax treatments, potentially with retroactive effect. The discontinuation of any of our current tax treatments could materially increase our tax obligations and adversely impact our net income.

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

In accordance with the relevant laws and regulations on social security, employers in the PRC are required to make contributions to various social insurances (including medical, pension, unemployment, work-related injury and maternity insurance) and the housing fund on behalf its employees. As of December 31, 2014, certain of our subsidiaries have not made all necessary contributions to the various social insurances and the housing fund on behalf of their employees, the aggregate amount of which is RMB27.1 million (US$4.4 million), for which we have made a full provision. Our PRC legal counsel, Guantao Law Firm, has advised us that our failure to make such payments could subject us to penalties, including fines, and court enforcement.

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

The market price of our ADSs has fluctuated since we first listed our ADSs. Since our ADSs became listed on the Nasdaq Global Market on September 25, 2012, the trading price of our ADSs have ranged from US$3.00 to US$40.31 per ADS, and the last reported trading price on April 27, 2015 was US$21.43 per ADS. The market price of the ADSs may be highly volatile and subject to wide fluctuations in response to factors including the following:

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

Because V1 Group, owns more than 50% of the total voting rights in our company, we are a “controlled company” under the Nasdaq Listing Rules. We rely on the “controlled company” exemption under the Nasdaq Listing Rules and are not obligated to comply with certain Nasdaq corporate governance requirements, including requirements: that a majority of our board of directors be independent directors; that we have a corporate governance and nominating committee composed entirely of independent directors; that we have a compensation committee composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and for an annual performance evaluation of the nominating and governance committee and the compensation committee. See “Item 16G. Corporate Governance” for more information on the differences between our corporate governance practices and those followed by domestic U.S. companies under the Nasdaq Listing Rules. We are not required to and will not voluntarily meet all these requirements. If we are no longer a “controlled company,” we may in the future invoke the “home country” exemptions available to foreign private issuers, such as us, under the Nasdaq Listing Rules which are similar to the exemptions for controlled companies. As a result of our use of the “controlled company” exemptions, and any future use by us of the “home country” exceptions, holders of our ADSs will not have the same protection afforded to shareholders of companies that are subject to all of Nasdaq’s corporate governance requirements.

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

We may be classified as a passive foreign investment company, or PFIC, which could result in adverse United States federal income tax consequences to United States holders of the ADSs or ordinary shares.

Based on the market value of our ADSs, the value of our assets and the composition of our income and assets, we do not believe we were a PFIC for United States federal income tax purposes for the taxable year ended December 31, 2014, and we do not expect to be a PFIC for our current taxable year ending December 31, 2015. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you the United States Internal Revenue Service, or IRS, will not take a contrary position. A non-United States corporation will be a PFIC for any taxable year if either (i) at least 75% of its gross income for such year is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income. A separate determination must be made after the close of each taxable year as to whether we were a PFIC for that year.

The classification of certain of our income as active or passive, and certain of our assets as producing active or passive income, and hence whether we expect to be or will become a PFIC, depends on the interpretation of certain United States Treasury Regulations, including regulations relating to royalty income and income from intangible assets, as well as certain IRS guidance relating to the classification of assets as producing active or passive income and certain IRS guidance relating to the distinction between services income and royalties for United States federal income tax purposes. Such regulations and guidance are potentially subject to different interpretations. If the percentage of our assets treated as producing passive income increases, we may be a PFIC for the taxable year ended December 31, 2014, or we may become a PFIC for the current or one or more future taxable years.

In addition, the determination of whether we expect to be or will become a PFIC will depend in part upon the value of our goodwill and other unbooked intangibles not reflected on our balance sheet (which may depend upon the market value of the ADSs or ordinary shares) and also will be affected by how, and how quickly, we spend our liquid assets. In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our current market capitalization. Among other matters, if our market capitalization were to decrease below our current market capitalization, we may become a PFIC for the current or future taxable years because our liquid assets and cash (which are for this purpose considered assets that produce passive income) may then represent a greater percentage of our overall assets. Further, while we believe our classification methodology and valuation approach is reasonable, it is possible that the IRS may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our company being classified as a PFIC for the taxable year ended December 31, 2014, or becoming classified as a PFIC for the current or one or more future taxable years.

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

Pursuant to our Second Amended and Restated Memorandum and Articles of Association, our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to five votes per share. We may issue Class A ordinary shares represented by ADSs in future registered offerings. Only V1 Group and its affiliates hold our Class B ordinary shares.

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

Due to the disparate voting powers attached to these two classes, as of March 27, 2015, V1 Group owns approximately 43.3% of our outstanding ordinary shares, representing 78.6% of our total voting power, and has considerable influence over matters requiring shareholder approval, including election of directors and significant corporate transactions, such as a merger of our company. This concentrated control limits the ability of individual holders of our ADSs to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

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

Our memorandum and articles of association contain anti-takeover provisions that could materially and adversely affect the rights of holders of our ordinary shares and ADSs.

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

If additional remedial measures are imposed on the Big Four PRC-based accounting firms, including our independent registered public accounting firm, in administrative proceedings brought by the SEC alleging the firms’ failure to meet specific criteria set by the SEC, with respect to requests for the production of documents, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.

Starting in 2011 the Chinese affiliates of the ‘‘big four’’ accounting firms, (including our independent registered public accounting firm) were affected by a conflict between U.S. and Chinese law. Specifically, for certain U.S. listed companies operating and audited in mainland China, the SEC and the PCAOB sought to obtain from the Chinese firms access to their audit work papers and related documents. The firms were, however, advised and directed that under China law they could not respond directly to the US regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through the CSRC.

In late 2012 this impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act against the Chinese accounting firms, (including our independent registered public accounting firm). A first instance trial of the proceedings in July 2013 in the SEC’s internal administrative court resulted in an adverse judgment against the firms. The administrative law judge proposed penalties on the firms including a temporary suspension of their right to practice before the SEC, although that proposed penalty did not take effect pending review by the Commissioners of the SEC. On February 6, 2015, before a review by the Commissioner had taken place, the firms reached a settlement with the SEC. Under the settlement, the SEC accepts that future requests by the SEC for the production of documents will normally be made to the CSRC. The firms will receive matching Section 106 requests, and are required to abide by a detailed set of procedures with respect to such requests, which in substance require them to facilitate production via the CSRC. If they fail to meet specified criteria, the SEC retains authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. Remedies for any future noncompliance could include, as appropriate, an automatic six-month bar on a single firm’s performance of certain audit work, commencement of a new proceeding against a firm, or in extreme cases the resumption of the current proceeding against all four firms.

In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainty regarding China-based, United States-listed companies and the market price of our ADSs may be adversely affected.

If our independent registered public accounting firm were denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act of 1934, as amended. Such a determination could ultimately lead to the delisting of our ordinary shares from the Nasdaq Global Market or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

Item 4. INFORMATION ON THE COMPANY

A.	History and Development of the Company

CMGE was incorporated in the Cayman Islands as an exempted limited liability company on January 20, 2011 by V1 Group as its wholly-owned subsidiary. Our business was acquired through three separate transactions by V1 Group in 2009 and 2010 and was operated by V1 Group through various subsidiaries and a VIE, until our reorganization, effective August 23, 2011. The three separate transactions were the acquisition of: (i) Dragon Joyce Group, which focused on developing, operating and marketing mobile games for feature phones; (ii) OWX Hong Kong Limited, or OWX HK, which operated our handset design business; and (iii) 3GUU BVI, which focused on developing, operating and marketing mobile games.

As a result of these transactions, V1 Group became the beneficial owner of 70.2% of our equity interests through its 100% equity interests in each of Dragon Joyce Limited, or Dragon Joyce, OWX Holding Co. Ltd, or OWX Holding, and Action King Limited, or Action King, while the former minority shareholders of Dragon Joyce, OWX Holding and 3GUU BVI collectively owned 29.8% of our equity interests.

Listing

On September 25, 2012, we listed our ADSs on the Nasdaq Global Market under the symbol “CMGE.”

Share Purchase Agreement, Private Placements and Follow-on Public Offering

On March 21, 2012, we and V1 Group entered into a share purchase agreement with MediaTek Inc., or MediaTek, Core Tech Resources Inc., or Core Tech, a subsidiary of MediaTek, and PVG Venture Capital Partners (Wuxi), Limited Partnership, or PVG, pursuant to which Core Tech and PVG agreed to subscribe for 15,450,144 and 11,035,817 shares of our ordinary shares, respectively, for consideration of US$7 million and US$5 million, respectively. These ordinary shares contain a liquidation preference. The transaction was closed on May 11, 2012.

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

In November 2013, we issued 1,035,000 ADSs to ICBC Credit Suisse Asset Management (International) Company Limited, acting as the investment manager for the National Council for Social Security Fund, for consideration of US$15 million. In connection with this sale of our securities, we provided the National Council for Social Security Fund registration rights with respect to the purchased securities. In particular, we agreed to file a registration statement on Form F-3 when requested by the National Council for Social Security Fund.

In November 2013, we issued 88,000 ADSs to ICBC Credit Suisse Asset Management Co., Ltd., acting as the investment manager for ICBCCS Global China Opportunity Equity Fund, for consideration of US$1.3 million. On the same date, we issued 10,350 ADSs to ICBC Credit Suisse Asset Management (International) Company Limited for consideration of US$150,075.

In March 2014, we completed a public offering of 3,442,000 ADSs, representing 48,188,000 Class A ordinary shares, at a price of US$24.00 per ADS.

Acquisition and Disposal of Subsidiaries and Variable Interest Entities

In November 2013, we acquired 90.6% of the shares of Vogins Technology Co., Limited, or Vogins, for an aggregate purchase price of RMB1.1 million. 82.6% out of the 90.6% equity interest in Vogins was acquired from Gaintech Co. Limited, a subsidiary of Core Tech. Vogins, through its PRC operating subsidiary, provides payment processing services for content providers who promote their products through China Mobile. See “Item 7. Major Shareholders and Related Party Transactions.—B. Related Party Transactions—Acquisition of, and Contractual Relations with, Vogins.”

In 2013, we established Lanyue, an additional variable interest entity. We established Lanyue by entering into similar contractual agreements that were entered into when we established Yingzheng. See “Item 4. Information on the Company—C. Organizational Structure—Our Contractual Arrangements with our VIEs.” Lanyue was created to hold certain telecommunication licenses and to engage in game operation and game development.

In 2013, we disposed of our subsidiary, Douwan, which was engaged in the sale and development of mobile games. In April 2012, Douwan had transferred substantially all of its operating assets to another of our subsidiaries. Douwan was sold to an independent third-party for a consideration of RMB750,000.

In 2014, we established Tianjin Suiyue Technology Co., Ltd, or Tianjin Suiyue, and Beijing Wuyao Technology Co., Ltd., or Beijing Wuyao, each a subsidiary of Lanyue. We also established Beijing Zhuoyuechenxing Technology Co., Ltd, or Beijing Zhuoyuechenxing, as a subsidiary of Chengdu Zhuoxing Technology Co., Ltd., or Chengdu Zhuoxing, a subsidiary of Lanyue. Tianjin Suiyue, Beijing Wuyao and Beijing Zhuoyuechenxing are all engaged in mobile game publishing activities.

B.	Business Overview

Overview

We are the largest publisher and a leading developer of mobile games in China with integrated capabilities across the mobile game value chain. We had the largest market share of all mobile game publishers in China in the fourth quarter of 2014 based on gross billings,1 according to Analysys International, or Analysys, an independent market research firm. Our market share reached 20.1% of gross billings generated by all mobile game publishers in China in the fourth quarter of 2014, according to Analysys. In addition, according to Analysys, for the fourth quarter of 2014, we ranked among the top ten mobile game developers in China in terms of market share based on gross billings. Our integrated capabilities include the development, licensing,

[1]	Gross billings of a company measure the total amount spent by the players on the games published by that company, which amount can be greater than the revenue derived by the company from its published games.

publishing, distribution and operation of mobile games, primarily in China. Our expertise and scale of operations, both as a game publisher and game developer, differentiate us from our competitors. For the year ended December 31, 2014, we had 42.8 million paying users (as measured by the total number of paying user accounts and total subscriptions for game bundles), including 21.1 million paying users of social games.

We have a large portfolio of popular and high-grossing games, as measured by downloads and revenues. As of December 31, 2014, our game portfolio included 83 social games, 430 game bundles and 238 single-player games. In addition to our existing games, we have a strong pipeline of games with a variety of themes, cultural characteristics and features designed to appeal to a broad base of players. In 2015, we plan to launch 33 social games and 12 single-player games. We anticipate that 15 of the 33 social games and 7 of the 12 single-player games we plan to launch in 2015 will be developed internally.

In order to leverage the high quality of our game portfolio, we have established a multifaceted publishing platform. In particular, we cooperate with numerous business partners, including handset companies, app stores, web platforms, chipset manufacturers, advertisers and mobile network operators. This multifaceted publishing platform has made us an attractive option for game developers who seek to publish their games across multiple distribution channels and has allowed us to license a number of successful games from a broad base of mobile game developers.

Our vision and strategy have allowed us to achieve financial success, especially as we have made the transition from developing feature phone games to publishing and developing smartphone games. Our revenues in 2012, 2013 and 2014 were RMB187.6 million, RMB353.0 million and RMB 1,264.7 million (US$203.8 million), respectively. Our net loss in 2012 was RMB14.5 million, our net income in 2013 was RMB26.8 million and our net income in 2014 was RMB227.9 million (US$36.7 million). Our non-GAAP net income, which excludes share-based compensation expenses, internal investigation costs, impairment of goodwill and intangible assets and listing expenses, was RMB61.3 million, RMB43.4 million and RMB267.9 million (US$43.2 million) for 2012, 2013 and 2014. See “Item 3. Key Information—A. Selected Financial Data—Non-GAAP Financial Information” for important information about non-GAAP financial measures.

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

Our Industry

China has experienced, and is expected to continue to experience, solid growth in the mobile game market. According to Analysys, the total market size of mobile games in China reached RMB29.4 billion in 2014, representing a CAGR of 72.8% from RMB3.3 billion in 2010, and is expected to grow at a CAGR of 33.5% from 2014 to 2016 to reach RMB52.4 billion in 2016. Key growth drivers for the mobile game industry in China include:

•	Sustained economic growth and increasing disposable income. China has experienced significant economic growth over the last decade. As a result of large-scale urbanization, per capita disposable income of urban households has grown from RMB17,175 in 2009 to RMB28,844 in 2014, according to the National Bureau of Statistics of China.

•	Increasing mobile internet, smartphone and tablet penetration. As it becomes more affordable and easier to access the internet via mobile devices, the universe of internet users is undergoing a migration from traditional desktop personal computers to mobile internet. Driven by increasing affordability and improved functionality of smartphones, according to Analysys, the number of smartphone users has reached approximately 421 million in 2014, and is expected to grow to approximately 538 million in 2016. In addition, as tablet devices continue to develop and offer more comprehensive functionalities similar to those of personal computers, an increasing population of internet users is expected to use tablets instead of personal computers at home for both entertainment and business purposes, leading to an increase in time spent on mobile devices.

•	Maturity of payment channels. Payment for mobile games and other value-added services in China have become more transparent, reliable and widely-accepted. Players have a variety of payment options for mobile value-added services, including through mobile network operation channels and payment channels such as Alipay, Unionpay, as well as bank cards and prepaid cards.

•	Increased accessibility of data network connections. The continuous development of the data network infrastructure and reduced data streaming fees have enabled fast, easy and affordable mobile access to the internet through data network connections including 3G and Wifi networks. The emergence of 4G LTE networks is expected to further enhance connectivity for mobile devices in China. Moreover, as fast and easy access to mobile internet becomes available, the social network effect of mobile internet will continue to drive user engagement on mobile devices through social networks, social mobile games and other social functionalities on mobile devices.

China’s Mobile Game Ecosystem

Key players that form China’s mobile game ecosystem include:

•	Mobile game developers: Mobile game developers design and develop mobile games. They either publish these self-developed games through distribution channels or license them to mobile game publishers;

•	Mobile game publishers: Mobile game publishers license games created by third-party mobile game developers. Mobile game publishers may also provide additional value-added service such as enhancing the game to optimize player preferences, marketing and promotional campaigns, operation and data analysis of user behavior;

•	Distribution platforms: Mobile game publishers promote games through various distribution channels and mobile game portals, as well as through pre-installation on mobile devices; and

•	Payment channels: Payment channels facilitate the collection and transfer of payments for mobile games, in game purchases and other value-added services.

Our Games

Our games include social games as well as single-player games which are available both individually and as part of game bundles. The following table shows our game portfolio as of the dates indicated:

	As of December 31,
	2012	2013	2014
Social games
- licensed from third parties	0	51	55
- self-developed	7	21	28
Single-player games
- licensed from third parties	315	470	481
- self-developed	175	175	187

Total	497	717	751

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

The games we develop for smartphones are also available for download on tablets through the same channels as smartphones, an aspect of our business we anticipate will continue to expand during 2015 because of the better user experience available through tablets, in particular for MMORPGs, due to their larger screen size compared to mobile phones.

We derive the majority of our revenue from social games. As of December 31, 2014, our portfolio contained 83 social games including card and board games, role-playing games and education games.

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

As of December 31, 2014, our portfolio contained 238 single-player games, including role-playing games, fighting or racing games, shooting games, trivia games and card games.

Game Bundles

We provide game bundles to players through China Mobile. For instance, for a monthly fee of RMB10 to RMB12, players can select and download six to eight games in a bundle. We had 5.9 million, 6.1 million and 3.2 million total subscriptions for game bundles in 2012, 2013 and 2014, respectively. In 2014, our game bundles ranked us number one in terms of revenues among all providers of game bundles through China Mobile.

Our Leading Games

We set forth below a description of some of our leading games in 2014.

Joyful Da Ying Jia Game type: Social card game Developer: Self-developed Also marketed as: Joyful Zha Jin Hua

Jue Zhan Sha Cheng

Game type: Social RPG game

Developer: Exclusive license[2]

Awards: “Estar Award- Best Adapted Game”—2014 Analysys Internet Innovation Conference hosted by Analysys International

Rankings: Top 3 on paid apps list in Apple’s App Store for a period of time in September 2014

Crisis Action

Game type: Social first-person shooting game

Developer: Exclusive license

Awards:

•       “2014 Golden Entertainment Award—Top 10 Action Mobile Games”—by Youxiduo.com

•       “Universe Award for Best Shooting”—2014 Annual Award by banma.com

•       “2014 Golden Feather Award —Most Popular Online Mobile Game”—by Chinajoy.net

•       “Annual Shooting Mobile Game Award”—2nd International Mobile Game Forum hosted by Ministry of Culture and State Internet Information Office

•       “2014 Global Mobile Internet Excellence Award—Best Mobile Game”—by iiMedia Research Group

•       “Top 10 Mobile Games—2014 Top 10 Most Popular Original Online Social Games”—2014 China Game Industry Annual Conference

Rankings: Ranked No. 8 in Tongbu Tui platform in mainland China in terms of number of downloads for a period of time in September 2014

[2]	The exclusive license agreement is limited to mainland China.

San Guo Weili Jiaqiang Ban

Game type: Social card game

Developer: Exclusive license

Awards:

•       “GGS Swallow Award—Best Online Game Marketing”—2014 Global Mobile Internet Conference hosted by Great Wall Club

Also marketed as: Wu Shuang San Guo

Note: Certain game names have been transliterated or translated from the original Chinese.

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

We have a game design team that generates new game ideas based on market research, latest trends and player preferences. After a concept is generated, a committee consisting of representatives from management, marketing, operations and technology departments will review and approve the proposal. Upon the management’s approval, the design team prepares a detailed proposal that includes target audience, playing styles, game characters, storylines and budgets. We then form a project team consisting of: (i) game designers to develop a new game study and overall game design; (ii) graphic artists to design game characters and game environments; and (iii) programmers to develop server-end and user-end software. We then conduct closed beta testing with a group of selected players in preparation for the commercial launch and to address any technical problems they may encounter. Our quality assurance team follows its testing procedure to test the game before launch. After the commercial launch of our games, we continue to closely monitor the performance, consistency and stability of operational systems of the game. The development cycle is approximately two to four months for our most recent single-player games and six to twelve months for our most recent social games. In developing games, we believe we are a pioneer among mobile game companies in China in obtaining rights to develop mobile games based on popular franchises, stories and characters. For instance, in 2014, we obtained rights to develop and/or co-develop numerous mobile games based on popular characters and themes, including Hello Kitty, the Shaolin Temple, Naruto and One Piece.

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

Game Development Team

As of December 31, 2014, we had approximately 500 research and game development employees. Most of our software programmers and testing engineers have bachelors or graduate degrees. We plan to continue to expand our research and development center by recruiting from leading universities in China.

Game Licensing

We strategically license games developed by mobile game developers to complement our existing portfolio. When we license games, we generally share a proportion of the income generated by the game with game developers. We also include in our categorization of licensed games a small number of games for which we have acquired all of the related intellectual property rights. In 2014, we licensed 55 social games, including Jue Zhan Sha Cheng and Crisis Action. Of the 55 games we licensed in 2014, 47 were on an exclusive basis.

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

Publishing Platform

We promote our games through a broad array of distribution channels. Due to the strength of our publishing capacity, we have been recognized as a “2014 Annual Top 10 Chinese Game Company by Brand Name” by the Game Publication Committee of China Audio-video and Digital Publishing Association. To distribute our games, we cooperate with numerous business partners, including app stores, web platforms, mobile network operators, chipset manufacturers and handset companies,. Specifically, we utilize the following channels to promote our self-developed and licensed games.

App Stores, Web Platforms and Social Networks

We distribute our games in China and internationally, including in Taiwan and Korea, through a number of app stores, web platforms and social networks, including Apple’s App Store, Tencent, Baidu, Qihoo 360, Google Play, China Mobile’s app store and 9game.cn. Because of our strong publishing capabilities, we work closely with various web platforms to promote games that they have licensed on other platforms and through other distribution channels.

Our agreements with app stores, web platforms and social networks are generally for terms of one to three years. We share a certain percentage of the proceeds we receive through games offered in the app stores and through mobile portals.

Game Center Application

We publish our self-developed and licensed games through our Game Center application which is our proprietary application for Android-based smartphones and pre-installed on millions of handsets throughout China. Through our Game Center, players can download over 1,400 games, both those that we own and license and those that are owned and licensed by third parties. We developed our Game Center application internally and we own all of the intellectual property rights to the Game Center application.

In addition, in 2014, we established a game support platform titled “Super SDK”, which combines social chatting, cross promotion, data mining and other functions. It links game developers with multiple distribution channels while simultaneously increasing user stickiness and increasing the efficiency of developers in distributing and marketing their games.

Mobile Network Operators

We have developed strong relationships with mobile network operators, including China Mobile, China Telecom and China Unicom. Pursuant to these relationships we share revenue generated by the games hosted on their network and platforms.

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

Advertisers, Agents and Promotional Events

We promote our games through advertising and promotional events. We also engage agents who promote our games across a wide variety of websites and platforms. In addition to online advertising through banner advertisements and pop-up ads, we also use traditional media to promote our games, for instance, through television commercials. We also spread our brand image to potential customers and business partners through attending industry events and hosting press conference. For example, we attended the 12th China Digital Entertainment Expo & Conference 2014 and promoted our games including San Guo Weili Jiaqiang Ban and Crisis Action. We also hosted a press conference in Shanghai in 2014 announcing our new games, which was attended by more than 100 members of the media and more than 400 domestic and overseas distributors, developers, IP owners and investment companies.

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

We have developed an extensive technology infrastructure to support our game development and operations, including a nationwide server network. As of December 31, 2014, our server network consisted of servers with the capacity to support up to 5 million concurrent players. Due to the real-time interaction among hundreds of thousands of players for social games, the stable operation of our games requires a large number of servers and a significant amount of Internet connectivity bandwidth. We have game servers located in Beijing, Shanghai, Guangzhou and Shenzhen in China, as well as Hong Kong, Taiwan and Korea.

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

To attract developers and publishing partners, we plan to continue advertising in industry publications and attending industry conferences such as China Joy, the Global Mobile Internet Conference and the China Game Industry Group Committee (CGIGC) annual conference. To attract players, we plan to increase our brand recognition through the efforts of our dedicated sales team. Our sales team consists of 140 employees with experience in some of the leading internet and technology companies in China and with the ability to promote our games through all types of traditional and emerging media. We also spread our brand image to potential customers through providing information about our games through media outlets and microblog services such as Weibo and also occasionally through celebrity endorsements and events.

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

As of December 31, 2014, we have registered 215 copyrights for software we developed or acquired from third parties with the State Copyright Bureau of the PRC, and 25 trademarks, including the “CMGE” trademark and the “KKFun” trademark. In addition, we have registered 36 domain names, including www.cmge.com and www.51pk.com.

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

Facilities

Our principal executive offices are located at Block A, 15/F Huajian Building, 233 Tianfu Road, Tianhe District, Guangzhou, PRC. We also maintain offices both within and outside China, including offices in Japan, Beijing, Guangzhou, Korea, Hong Kong, Chengdu, Shanghai and Shenzhen, under leases with terms ranging from one to five years. Our offices had an aggregate gross floor area of approximately 12,000 square meters as of December 31, 2014. We lease our facilities from independent third-parties and do not own any real property.

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

Beginning in June 2014, we were named as a defendant in two putative securities class actions filed in the United States District Court for the Southern District of New York, and in the United States District Court for the Southern District of New York, which have since been consolidated into one suit in the same court, In re China Mobile Games & Entertainment Group, Ltd. Securities Litigation, in the United States District Court for the Southern District of New York, Civ. No. 14-4471. The primary allegations are that certain Company filings with the Securities and Exchange Commission were false and/or misleading about the Company’s internal controls and compliance with U.S. GAAP. On November 20, 2014, the court consolidated the cases and appointed Miran Segregated Portfolio Company/Miran Long Short Equity Segregated Portfolio as the lead plaintiff. Plaintiffs filed their amended complaint on February 2, 2015 and on March 19, 2015 we moved to dismiss the complaint in full. We believe that we have meritorious defenses to the complaint and we intend to vigorously defend ourselves against the claim.

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

Regulations on Foreign Investments

On March 10, 2015, NDRC and MOFCOM jointly issued the new Guiding Catalogue for Foreign Investment Industries (2015 revision), which took effect on April 10, 2015. Pursuant to this catalogue, the percentage of foreign investors’ participation in value-added telecommunications sector may not exceed 50% (save for e-commerce services, which does not apply to our business), and the producing and publishing of electronic publications, internet publishing services and internet culture business fall within the category of industries prohibiting foreign investment. In compliance with such foreign ownership restrictions, we have been operating our businesses in the PRC through Yingzheng and Lanyue, or our VIEs, which are owned by PRC citizens.

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

To comply with the restrictions on the foreign participation percentage in the telecommunications industry, we have established Yingzheng, a VIE to undertake the value-added telecommunications business. For a detailed discussion of the contractual arrangements with our VIE, please refer to “Item 4. Information on the Company. C. Organizational Structure—Our Contractual Arrangements with our VIEs.”

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

SAFE Circular 37 and Relevant Regulations

On July 4, 2014, SAFE issued the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or Circular 37, which replaced the former circular commonly known as “SAFE Circular 75” issued by SAFE on October 21, 2005. Pursuant to Circular 37, a PRC resident should complete the registration with the local SAFE counterpart before making contributions to an offshore special purpose vehicle, or SPV, defined as an offshore enterprise directly established or indirectly controlled by the PRC resident for the purpose of overseas investment and financing, with his/her legally owned assets or interests in a domestic enterprise or offshore assets or interests. The PRC resident is also required to update the registration upon capital increase or deduction, shares transfer or swap, merger or division, and other material changes of the SPV. PRC residents who have contributed legitimate domestic or offshore assets or interests to SPVs but have yet to obtain SAFE registrations before the implementation of Circular 37 are required to complete the registrations in accordance therewith. The fulfillment of the SAFE registrations as described above is a prerequisite for other regulatory procedures required for relevant cross-border investment activities and capital flows, such as the offshore entity’s inbound investment and the onshore entity’s payment of dividends. Failure to comply with Circular 37 may subject relevant PRC residents to penalties under the PRC foreign exchange administration regulations.

On February 13, 2015, SAFE issued the Circular on Further Simplifying and Improving Foreign Exchange Administration Policies Concerning Direct Investments, or Circular 13, which will become effective on June 1, 2015. The Circular has removed the requirement for SAFE’s approval on foreign exchange registrations in connection with foreign direct investment and overseas direct investment, including such registration required by Circular 37. The qualified banks are delegated the power to directly conduct such foreign exchange registrations under SAFE’s supervision.

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

Regulations on Dividend Distribution

The principal regulations governing distribution of dividends by wholly foreign-owned enterprises include the Company Law of the PRC, adopted in 1993 and amended in 1999, 2004, 2005 and 2013, The Law on Wholly Foreign-owned Enterprises of the PRC, adopted in 1986 and amended in 2000, and the Implementing Rules of the Wholly Foreign-owned Enterprise Law, issued in 1990 and amended in 2001 and 2014. Under these laws and regulations, foreign-invested enterprises in the PRC may pay dividends only out of their accumulated profits, if any, determined in accordance with the PRC accounting standards and regulations. Foreign-invested enterprises in the PRC are required to allocate 10% of its after-tax profits each year to their general reserves until the accumulated amount of such reserves has reached 50% of their registered capital. These reserve funds are not distributable as cash dividends.

SAFE issued the Notice on Issuing the Provisions on the Foreign Exchange Administration of Domestic Direct Investment of Foreign Investors and the Supporting Documents, or Circular 21, which became effective on May 13, 2013. Under the provisions, the foreign invested enterprises which have completed the foreign exchange registrations for direct investments can convert their payable dividends into foreign currencies and transfer such funds out of the PRC through the banks in the PRC. For the aforesaid purpose, the foreign invested enterprises are required to provide the banks with certain supporting documents for their review on a “genuine transaction” basis.

Laws on Labor and Social Security

On June 29, 2007, the PRC government promulgated the PRC Labor Contract Law, which became effective on January 1, 2008 and amended on December 28, 2012. Pursuant to the PRC Labor Contract Law and the PRC Labor Law, which became effective on January 1, 1995, (i) employers must execute written labor contracts with full-time employees, (ii) employers are prohibited from forcing employees to work overtime unless they pay overtime pay to the employees and the hours worked beyond the standard working hours are within the statutory limits, (iii) employers are required to pay salaries to employees on time and the salaries paid to employees shall not be lower than the local minimum salary standard, and (iv) employers shall establish its system of work safety and sanitation, and provide employees with workplace safety training. In addition, in accordance with the relevant laws and regulations on social security, employers in the PRC are required to make contributions to various social insurances (including medical, pension, unemployment, work-related injury and maternity insurance) and the housing fund on behalf its employees. As of December 31, 2014, certain of our subsidiaries have not made all necessary contributions to the various social insurances and the housing fund on behalf of their employees, the aggregate amount of which is RMB27.1 million (US$4.4 million), for which we have made a full provision. Our PRC legal counsel, Guantao Law Firm, has advised us that our failure to make such payments could subject us to penalties, including fines and court enforcement.

C.	Organizational Structure

The following diagram illustrates our significant subsidiaries and VIEs as of the date of this annual report:

(1)	Lanyue is one of our VIEs in China. Its current registered shareholders are Ken Jian Xiao and Xiongfei Liu who hold 99.0% and 1.0%, respectively. Ken Jian Xiao is our chief executive officer and a director and Xiongfei Liu is an independent third-party.
(2)	Yingzheng is one of our VIEs in China. Its current registered shareholders are Yongchao Wang, De Liang and Feng Zheng, who are 3GUU BVI’s officers and who each hold 76.0%, 4.0% and 20.0% of Yingzheng’s shares, respectively.

The following table sets out the details of our subsidiaries as of December 31, 2014:

Significant Subsidiaries*	Jurisdiction	Ownership Interest
3GUU Holding Limited	BVI	100%
3GUU Mobile Entertainment Co. Limited	Hong Kong	100%
3GUU Mobile Entertainment Industrial Co., Ltd.	BVI	100%
Beauty Wave Limited	BVI	100%
China Mobile Games and Entertainment Group (HK) Limited	Hong Kong	100%
China Perfect Investments Limited	Hong Kong	100%
China Wave Group Limited	BVI	100%
CMGE Investment Limited	Hong Kong	100%
Guangzhou Huifenghechang Mobile Technology Co., Ltd.	PRC	100%
Guangzhou Yitongtianxia Software Development Co., Ltd.	PRC	100%
Huiyou Digital (Shenzhen) Ltd.	PRC	100%
HYD Holding Limited	BVI	100%
OWX Hong Kong Limited	Hong Kong	100%
Shanghai Suiyue Technology Co., Ltd.	PRC	100%
Shenzhen Douqu Software Co., Ltd	PRC	80%
Shenzhen Qilewuxian Software Development Co., Ltd.	PRC	100%
Shenzhen Zhongtuokechuang Technology Co., Ltd.	PRC	100%
Uni-Force Development Limited	Hong Kong	100%
Vogins Technology Co. Limited	BVI	91%
Weili Development Limited	Hong Kong	100%
Vogins Technology (Shanghai) Co., Ltd.	PRC	100%

Variable Interest Entities and their Subsidiaries Consolidated in our Financial Statements	Jurisdiction
Guangzhou Yingzheng Information Technology Co., Ltd.	PRC
Shenzhen Lanyue Internet Technology Co., Ltd.	PRC
Chengdu Zhuoxing Technology Co., Ltd.	PRC
Beijing Wuyao Technology Co., Ltd.	PRC
Tianjin Suiyue Technology Co., Ltd.	PRC
Beijing Zhuoyuechenxing Technology Co., Ltd.	PRC

*	Other consolidated entities of China Mobile Games and Entertainment Group Limited have been omitted from this list since, considered in the aggregate as a single entity, they would not constitute a significant subsidiary.

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

Loan Agreements

Under loan agreements between our WFOEs and the registered shareholders of our VIEs, Yitongtianxia and Huiyou have both agreed to separately extend loans of up to RMB20 million (US$3.3 million) each to the registered shareholders of our VIEs. The registered shareholders obtained the loans to contribute registered capital to our VIEs or provide shareholder’s loans to our VIEs, which funds should be used by our VIEs for their normal business operation and expansion. The terms of the loans are 10 years and will automatically extend for another 10 years unless we, in our sole discretion, object. As of December 31, 2014, Yingzheng’s shareholders had not drawn down any loans from Yitongtianxia.

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

Our principal executive offices are located at Block A, 15/F Huajian Building, 233 Tianfu Road, Tianhe District, Guangzhou, PRC. We also maintain offices both within and outside China, including offices in Japan, Beijing, Guangzhou, Korea, Hong Kong, Chengdu, Shanghai and Shenzhen, under leases with terms ranging from one to five years. Our offices had an aggregate gross floor area of approximately 12,000 square meters as of December 31, 2014. We lease our facilities from independent third-parties and do not own any real property.

Item 4A. UNRESOLVED STAFF COMMENTS

None.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our audited consolidated financial statements and their related notes included in this annual report. This annual report contains forward-looking statements. See “—G. Safe Harbor.” In evaluating our business, you should carefully consider the information provided under the caption “Item 3. Key Information—D. Risk Factors” in this annual report. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

A.	Operating Results

Overview

We are the largest publisher and a leading developer of mobile games in China with integrated capabilities across the mobile game value chain. We had the largest market share of all mobile game publishers in China in the fourth quarter of 2014 based on gross billings, according to Analysys. Gross billings measures the total amount spent by players on the games published by a company, which amount can be greater than the revenue derived by the company from its published games. Our market share reached 20.1% of gross billings generated by all mobile game publishers in China in the fourth quarter of 2014, according to Analysys. In addition, according to Analysys, for the fourth quarter of 2014, we ranked among the top ten mobile game developers in China in terms of market share based on gross billings. Our integrated capabilities include the development, licensing, publishing, distribution and operation of mobile games, primarily in China. Our expertise and scale of operations, both as a game publisher and game developer, differentiate us from our competitors. For the year ended December 31, 2014, we had 42.8 million paying users (as measured by the total number of paying user accounts and total subscriptions for game bundles), including 21.1 million paying users of social games.

Our vision and strategy have allowed us to achieve financial success, especially as we have made the transition from developing feature phone games to publishing and developing smartphone games. Our revenues in 2012, 2013 and 2014 were RMB187.6 million, RMB353.0 million and RMB1,264.7 million (US$203.8 million), respectively. Our net loss in 2012 was RMB14.5 million, our net income in 2013 was RMB26.8 million and our net income in 2014 was RMB227.9 million (US$36.7 million). Our non-GAAP net income, which excludes share-based compensation expenses, internal investigation costs, impairment of goodwill and intangible assets and listing expenses, was RMB61.3 million, RMB43.4 million and RMB267.9 million (US$43.2 million) for 2012, 2013 and 2014. See “Item 3. Key Information—A. Selected Financial Data—Non-GAAP Financial Information” for important information about non-GAAP financial measures.

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

Our results of operations are more directly affected by the following company-specific factors, including:

•	Our ability to continuously develop and license popular games. Our ability to continuously develop and license popular games is a major factor that will allow us to retain and expand our player base. As of December 31, 2014, our portfolio consisted of 751 mobile games of which 215 were developed in-house and 536 were licensed from mobile game developers, compared to 717 mobile games as of December 31, 2013, of which 196 were developed in-house and 521 were licensed from mobile game developers. These games include a mix of single-player and social games of many genres. We believe the increase in the diversity and quality of our game portfolio has increased the size of our total paying player base and contributed to growth in our net revenues in the past. Our ability to continue to enlarge our portfolio with attractive games that target different types of users will be critical to retaining and expanding our player base.

•	Our ability to expand our publishing platform. The growth of our player base depends on our ability to make our games available for download to mobile game players. To distribute our games, we cooperate with a number of business partners, including chipset manufacturers, handset companies, app stores, web platforms, advertisers and mobile network operators. Our ability to maintain and expand our publishing platform is critical to our continuing success.

•	Our ability to monetize our player base. Our results of operations are also dependent on our ability to convert our players into paying users or subscribers. Most of our mobile games are offered on either a free-for-trial or free-to-play basis. We believe that the free-for-trial and free-to-play models enable us to quickly establish an active player base, opening up access to a pool of potential players to purchase our virtual products and services and allowing those players to experience our games before deciding if they want to purchase additional chances to play, access to additional stages in the game or other premium features. Our games are designed to maximize user playtime as well as the overall game life span, in order to convert a higher percentage of players into paying users or subscribers. Moreover, the engaging features of our games are designed to encourage players to spend money on in-game items such as additional chances to play, the right to play additional stages, or performance-enhancing items such as weapons, accessories and pets.

•	Our ability to integrate the operations, technologies, services and personnel of our business units. We plan to integrate and centralize certain functions of the companies we acquire. The extent to which we will further integrate these acquired companies into our business in terms of customer service, growth strategy and corporate culture could impact our results of operations.

•

Our ability to control our operating costs and expenses and improve operational efficiency. Our profitability is significantly affected by our cost of revenues and operating expenses. Our cost of revenue increased from 2012 to 2014, primarily due to an increase in amortization of intangible assets, including game licensing fees, and in increase in amounts paid to payment channels. Our operating expenses increased from 2012 to 2014, primarily due to (i) an increase in our publishing business which required greater selling expenses to market our games, (ii) an increase in our employee headcount to support the growing scale of our business which required greater general and administrative expenses, and (iii) an increase in research and development expenses to support our product development activities. Our ability to manage fees to third-party distribution channels will affect our cost of revenues, as will our ability to reduce pre-installation fees as we transition to developing and licensing a greater number of smartphone games. We expect our operating expenses to increase in the future as we seek to expand our player base. Our ability to control such costs and expenses directly impacts our profitability.

Descriptions of Certain Statements of Comprehensive Income Items

Net Revenues

We mainly use the following revenue models for our mobile games:

•	Item purchase fee. Mobile users can download and play the basic version of the game for free. We charge mobile players of both social and single-player games when they purchase in-game items, such as additional chances to play, the right to play additional stages, or performance-enhancing items such as weapons, accessories and pets.

•	Subscription fee. We also promote some single-player games using game bundles available through China Mobile. For instance, for a monthly fee of RMB10 to RMB12, players can download six to eight games, respectively, in a bundle and we replace two games in the bundle every quarter.

•	One-time fee. Some of our single-player games are available in various app stores for a one-time download fee.

Substantially all of our revenues are generated in China. For more details on revenue recognition, see “—Critical Accounting Policies—Revenue Recognition.”

The following table sets forth the breakdown of our net revenues for the periods indicated:

	For the Year Ended December 31,
	2012	2013	2014
	RMB	RMB	RMB	US$
	(in thousands)
Net revenues
Games	172,185	319,218	1,264,695	203,832
Handset design	15,408	33,789	—	—

Total net revenues	187,593	353,007	1,264,695	203,832

We separate our games into three types: social games, single-player games, and game bundles.

Social Games

We received approximately 73.2% of our total net revenues through social games in 2014 compared to 62.9% in 2013. In 2013 and 2014, our licensed social games contributed 31.9% and 36.9% of our total net revenues, and our self-developed social games contributed 31.0% and 36.3% of our total net revenues, respectively. Our social games are available on a free-to-play basis. Players are required to register at the website that hosts the game application and download our games online, both of which are free of charge to players. We generate revenues from social games primarily through the sale of game points, which can be used to purchase virtual items and in-game premium features in our social games, such as weapons, accessories and pets.

Players purchase game points by debiting their mobile accounts directly or by buying prepaid cards issued by mobile network operators or payment processing agents. Players can also pay for the game points with credit cards and debit cards which are generally settled by the banks and other billing channels. Game points can be used to purchase in-game premium features to provide an enhanced game-playing experience. We have entered into agreements with China Mobile and certain payment processing agents for proceeds collection, pursuant to which the collected proceeds are allocated between us and either China Mobile or the payment processing agents in agreed-upon percentages. A portion of our sales proceeds for social games are collected directly through China Mobile’s billing channels and the remaining portion is collected directly through payment processing agents, such as Yeepay, Alipay and credit cards. Proceeds we collect from players do not include the fees earned by the payment processing agents and China Mobile.

We have entered into agreements with mobile service providers for proceeds collection, and these service providers in turn contract with mobile network operators, such as China Mobile, who provide billing and collection services. Pursuant to these agreements, we share a certain percentage of the proceeds collected from the players by service providers. Net proceeds payable to us are calculated monthly based on the prescribed percentages and are evidenced by monthly statements issued by the service providers and agreed to by both parties. Proceeds we collect from players do not include the fees earned by the service providers and mobile network operators.

The process of purchasing game points, allocation of proceeds from players and the agreements we enter into with mobile service providers are substantially the same for our licensed social games and self-developed social games.

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

	For the Year Ended December 31,
	2012	2013	2014
Social games
Number of games (as of the end of the period)	7	72	83
Total new registered users(1)	21,460,178	113,075,858	230,785,097
Total paying users(2)	303,613	7,686,498	21,125,926
ARPU (in RMB)	108.5	28.9	43.8

(1)	Represents the number of new users (as measured by user accounts) registered to play our social games within the relevant period. The number of new registered users is included for social games as not all registered users are paying users. We believe the number is meaningful as it indicates the general interest in our games and forms the base of players that may become paying users.
(2)	Represents the number of users (as measured by user accounts) that have purchased in-game items for the relevant period, adjusted to eliminate double-counting of the same users.

Total paying users. Our total paying users for social games increased from 303,613 in 2012 to 7.7 million in 2013 due primarily to an increase in our number of social games from 7 to 72 and because of the success in the build-up of our licensed social games and self-developed social games such as Joyful Da Ying Jia. Our total paying user for social games increased from 7.7 million in 2013 to 21.1 million in 2014 due primarily to an increase in the number of games we published.

ARPU. Our ARPU in social games decreased from RMB108.5 in 2012 to RMB28.9 in 2013 due to a change in our mix of games, such as the increased popularity of our self-developed game, Joyful Da Ying Jia, which has a lower average ARPU. Our ARPU in social games increased from RMB28.9 in 2013 to RMB43.8 (US$7.1 million) in 2014 due to more effective marketing and promotion activities and enhanced player experience. Our revenue from social games increased from RMB222.0 million in 2013 to RMB925.4 million (US$149.1 million) in 2014. ARPU may continue to fluctuate depending on our mix of games.

Single-player Games

We received approximately 21.1% of our total net revenues through single-player games in 2014 compared to 16.7% in 2013. In 2013 and 2014, our licensed single-player games contributed 10.1% and 14.4% of our total net revenues, and our self-developed single-player games contributed 6.6% and 6.7% of our total net revenues, respectively. We generate revenues from single-player games primarily through the sale of virtual items and in-game premium features such as weapons, accessories, additional chances to play or the right to play additional stages. We also generate a smaller portion of revenue through the one-time activation fees for some of our games. Our players that purchase games through app stores make payments to the operators of the store, who in turn make payments to us. Our players can also pay for our mobile games, including all games purchased through our Game Center application, with credit cards, debit cards and game cards of third-party companies, such as Shenzhoufu, Alipay and Yeepay.

We have entered into agreements with mobile service providers for proceeds collection, and these service providers in turn contract with mobile network operators, such as China Mobile, who provide billing and collection services. Pursuant to these agreements, we share a certain percentage of the proceeds collected from the players by service providers. Net proceeds payable to us are calculated monthly based on the prescribed percentages and are evidenced by monthly statements issued by the service providers and agreed to by both parties. Proceeds we collect from players do not include the fees earned by the service providers and mobile network operators.

The process of purchasing virtual items and in-game features, the allocation of proceeds collected from players and the agreements we enter into with mobile service providers are substantially the same for our licensed single-player games and self-developed single-player games.

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

	For the Year Ended December 31,
	2012	2013	2014
Single-Player Games
Number of games (as of the end of the period)	175	215	238
Total paying users(1)	31,665,050	13,711,235	18,454,732
ARPU (in RMB)	3.6	4.3	14.4

(1)	Represents (i) the number of users (as measured by user accounts) that have purchased in-game items for the relevant period, adjusted to eliminate double-counting of the same users, and (ii) the total number of games purchased through app stores.

Total paying users. Our total paying users for single-player games decreased from 31.7 million in 2012 to 13.7 million in 2013 due to the fact that a majority of our single-player games target feature phones and there has been a general decline in the popularity of feature phone games. Our total paying user for single-player games increased from 13.7 million in 2013 to 18.5 in 2014 due primarily to an increase in the number of single-player games we launched in 2014.

ARPU. Our ARPU for single-player games increased from RMB3.6 in 2012 to RMB4.3 in 2013 due to an increasing proportion of smartphone games which generally have higher ARPU. Our ARPU in single-player games increased from RMB4.3 in 2013 to RMB14.4 (US$2.32 million) in 2014 due to our shifting from feature phone single-player games in 2013 to smartphone single-player games in 2014 and the fact that smartphone single-player games have more game functions than feature phone single-player games, which results in higher payments per user.

Game Bundles

We received approximately 1.0% of our total net revenues through game bundles in 2014 compared to 8.9% in 2013. We generate revenues from our one game bundle through monthly subscription fees. We promote games in game bundles that are offered through China Mobile. Players can subscribe to the game package from China Mobile for RMB10 or RMB12 per month and access our new games and updates.

We believe that our net revenues from game bundles is driven by the total number of subscriptions, which is in turn driven by the diversity and quality of our game portfolio. Average revenue per subscription is driven by enhancing game content, which allows us to increase subscription fees, and a greater number of social game offerings, which tend to result in higher fees. The table below sets forth the number of total subscriptions and the average revenue per subscription for the periods indicated. When calculating the number of total subscriptions for our game bundles, we count each monthly subscription as one subscription. A monthly subscription gives a subscriber the right to download only the limited number of games included in the bundle to which he or she subscribed and does not include all of the games we offer. A user who pays two subscription fees during one month to subscribe to different game bundles would be counted as two subscriptions.

	For the Year Ended December 31,
	2012	2013	2014
Game Bundles
Number of games (as of the end of the period)	315	430	430
Total subscriptions(1)	5,906,564	6,141,868	3,241,815
Average revenue per subscription (in RMB)	4.5	5.1	4.1

(1)	Represents the total number of monthly subscriptions to our game bundles offered through mobile network operators. A user who pays two subscription fees during one month to subscribe to different game bundles would be counted as two subscriptions.

Total subscriptions. Our total subscriptions for game bundles remained relatively stable between 2012 and 2013. Our total subscriptions for game bundles decreased from 6.1 million in 2013 to 3.2 million in 2014, primarily due to a decline in the popularity of game bundles as social games and other single-player games became more attractive.

Average revenue per subscription. The average revenue per subscription for game bundles increased from RMB4.5 in 2012 to RMB5.1 in 2013 due to an increase in the number of bundles that were sold for RMB12 over bundles sold for RMB10 and a change in the mix of payment channels with lower costs. The average revenue per subscription for game bundles decreased from RMB5.1 in 2013 to RMB4.1 (US$0.66) in 2014 due primarily to the lowering of the unit price to attract more players.

Going forward, the amount of banner and pop-up advertisements China Mobile uses could vary, and any further decrease could reduce the amount of traffic to our websites and the number of game bundle subscriptions.

Handset Design

Our net revenues from handset design amounted to RMB15.4 million in 2012, RMB33.8 million in 2013 and nil in 2014, as we shifted our focus away from handset design to focus our resources on game development and publishing starting from the second quarter of 2013.

Cost of Revenues

The following table sets forth the breakdown of our cost of revenues for the periods indicated:

	For the Year Ended December 31,
	2012	2013	2014
	RMB	RMB	RMB	US$
	(in thousands)
Cost of revenues
Games	(74,878)	(124,506)	(483,943)	(77,997)
Handset design	(16,852)	(31,491)	—	—

Total cost of revenues	(91,730)	(155,997)	(483,943)	(77,997)

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

Operating Expenses

Our operating expenses primarily consist of selling expenses, general and administrative expenses and research and development expenses. Our selling expenses primarily consist of (i) user acquisition fees paid to web platforms, app stores and advertising agents who promote our games on a variety of platforms, and (ii) costs of marketing activities, including cost of advertising in industry publications and through traditional media and cost of hosting events and exhibitions related to our games. Selling expenses accounted for 8.4% of our total net revenue in 2012, 31.4% of our total net revenue in 2013 and 25.4% of our total net revenue in 2014. The decrease in our selling expenses as a percentage of revenue in 2014 was primarily due to an increase of revenue that outpaced the increase in marketing and promotion expenses. The increase in the absolute amounts of our selling expenses from RMB111.0 million in 2013 to RMB 320.9 million (US$51.7 million) in 2014 relates to our transition to developing and publishing a greater number of smartphone games, which are generally downloaded through various online platforms, rather than being pre-installed on handsets, as is the case for feature phones.

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

British Virgin Islands

Under the current laws of the British Virgin Islands, our BVI incorporated subsidiaries are not subject to tax on income or capital gains. In addition, upon payments of dividends by these companies to their respective shareholders, no British Virgin Islands withholding tax will be imposed.

Hong Kong

The Hong Kong profits tax rate is 16.5%. Our Hong Kong incorporated subsidiaries are subject to Hong Kong profits tax only on profits arising in or derived from Hong Kong under the territorial tax regime. In addition, upon payments of dividends by the Hong Kong subsidiaries to their shareholders, no Hong Kong withholding tax will be imposed.

China

Effective from January 1, 2008, China’s statutory enterprise income tax, or EIT, rate is 25%. Our PRC subsidiaries and VIEs are subject to EIT at 25% unless otherwise specified.

Pursuant to CaiShui [2008] No.1, qualified new software development enterprises are each entitled to a tax holiday of 2-year full EIT exemption followed by 3-year 50% EIT reduction (“2+3 tax holiday”) starting from their respective first profit-making year. Lanyue, Chengdu Zhouxing, Huiyou and Yitongtianxia, each being a qualified new software development enterprise, are each entitled to a 2+3 tax holiday and their first profit-making year was year 2014, year 2014, year 2012 and year 2011, respectively. Accordingly, both Lanyue and Chengdu Zhouxing are tax exempted for years 2014 and 2015 and subject to EIT at 12.5% from years 2016 to 2018. Huiyou is tax exempted for years 2012 and 2013 and subject to EIT at 12.5% from 2014 to 2016. Yitongtianxia’s first profit-making year was 2011, but received the 2+3 tax holiday approval in April 2012. As a result, the 2+3 tax holiday is effective retroactively from year 2011 and is tax exempted for years 2011 and 2012 and subject to EIT at 12.5% from 2013 to 2015.

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

Aggregate undistributed earnings of our subsidiaries and the VIEs located in China that are available for distribution to non-PRC tax resident parent companies and primary beneficiary company at December 31, 2013 and 2014 are considered to be indefinitely reinvested under ASC subtopic 740-30, or ASC 740-30, Income Taxes: Other Considerations or Special Areas. Whereas for remittance of the undistributed earnings of the VIEs, the distribution chain may involve (i) a taxable dividend from our VIEs to their respective registered shareholders and (ii) a taxable contribution to 3GUU BVI or China Wave or their designated entities when the proceeds are remitted by the registered shareholders. Accordingly, the management considered that the amount of unrecognized deferred tax liabilities for temporary differences related to investments in the PRC subsidiaries and the VIEs is not determined because such a determination is not practical.

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

Korea

The basic Korean corporate income tax rate is 10% on the first KRW200,000, 20% for the tax base between KRW200,000 and KRW20 million and 22% for amounts in excess of KRW20 million. For the year 2014, CMGE Korea was subject to a tax rate of 10% as it derived taxable profit of less than KRW200,000.

Taiwan

The Taiwan corporate income tax rate is 17%. Under the Taiwan tax regime, corporate income tax is assessed only on the profits of the Taiwan branch of a foreign company. The Taiwan branches of Majesty Enterprises Limited (HK) and SuperNova Overseas Limited (HK) are subject to a corporate income tax rate at 17% on their assessable profits.

Unrecognized Tax Benefits

As of December 31, 2012, 2013 and 2014, we have unrecognized tax benefits of RMB20.6 million, RMB7.2 million and RMB9.8 million (US$1.6 million), respectively, of which RMB4.0 million, RMB1.6 million and RMB1.0 million (US$0.2 million), respectively, are presented on a net basis against the deferred tax assets related to tax loss carryforwards on the face of the consolidated balance sheets. As a result, the amounts of unrecognized tax benefits included in the consolidated balance sheets as of December 31, 2012, 2013 and 2014 were RMB16.5 million, RMB5.6 million and RMB8.7 million (US$1.4 million), respectively. RMB16.4 million, RMB4.0 million and RMB4.3 million (US$0.7 million) as of December 31, 2012, 2013 and 2014, respectively, of unrecognized tax benefits would impact the effective tax rate, if recognized. We do not expect the amount of unrecognized tax benefits will change significantly in the next twelve months. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Any change in the tax treatment we currently enjoy in the PRC may materially and adversely impact our net income.”

Share-Based Compensation Expenses

Total share-based compensation expenses of equity and liability awards granted to our employees and directors were recorded in “general and administrative expenses” in the consolidated statements of income and comprehensive income and were RMB14.1 million in 2012, RMB14.0 million in 2013 and RMB37.4 million (US$6.0 million) in 2014. See “—Critical Accounting Policies—Share-Based Compensation” for more details.

Segmentation

Prior to 2012, because of our internal organization resulting from the series of acquisitions that formed our business operations, we divided our business into three segments, namely feature phone games, smartphone games and handset design. For the 2012 fiscal year, management classified our business as two reportable segments, namely games and handset design. Our handset design segment included revenue derived from the development and design of handsets and also included a portion of revenue derived from game distribution generated by our subsidiary that was primarily engaged in handset design. In the fourth quarter of 2013, we shifted our focus away from handset design to focus our resources on game development and publishing. Accordingly, our chief operating decision maker decided to combine the portion of revenue derived from game publishing, that was previously categorized under handset design, together with revenue from games, beginning in the fourth quarter of 2013. In 2014, we did not derive any revenue from our handset design business. In accordance with ASC subtopic 280-10, “Segment Reporting: Overall,” our chief operating decision maker has been identified as our chief executive officer, who reviews the consolidated operating results to make decisions about allocating resources and assessing performance for the entire group. We generate substantially all of our revenues from players in China. Accordingly, no geographical segments are available.

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

Games

Single-player games and social games

We generate (i) single player games revenues principally from the sale of in-game premium features of mobile phone games that are operated under the free-for-trial model and the sale of self-developed and purchased mobile games under the subscription-based model or the one-time fee model; and (ii) social games revenues from the sale of in-game premium features of self-developed social games that are operated under the free-to-play model.

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

For single player games, we establish direct contractual relationship with mobile game players to allow mobile game players to download the games from our game platform or contract with mobile network operators, third-party payment platforms and mobile phone service providers for billing, collection and transmission services offered to mobile phone game players who have purchased games, game points or in-game premium features. We also contract with mobile application and software websites to distribute our social games by providing platforms for mobile phone game players to download such games. Under the contractual arrangement with mobile network operators, third-party payment platforms and mobile phone service providers, the mobile network operators, third-party payment platforms and mobile phone service providers are entitled to profit sharing based on a prescribed percentage of the gross amount charged by the mobile network operators to the mobile phone game players, while the mobile phone service providers are entitled to profit sharing based on a prescribed percentage of the net proceeds collected from the mobile network operators. For single player and social games, we have information generated from our internal system on the number of in-game premium features sold, monthly plan subscriptions and single player games downloaded each month to estimate the amount of collectable net proceeds and to recognize single player and social games revenues. Differences between our estimates and the actual amounts confirmed by the mobile network operators, third-party payment platforms or mobile phone service providers have historically been insignificant. Generally, we receive billing confirmations from each of the mobile network operators, third-party payment platforms or mobile phone service providers confirming the net proceeds to be received by us within 30 to 120 days after the end of each month. Collectability is considered reasonably assured as the we deal with only reputable mobile network operators, third-party payment platforms or mobile phone service providers and perform thorough credit assessment prior to entering into a business relationship with them. Historically, we have not experienced any significant defaults for payment.

We determine whether to record single player and social games revenues using the gross or net method of reporting in accordance with ASC subtopic 605-45, or ASC 605-45, Revenue Recognition: Principal Agent Considerations. Determining whether revenue should be reported gross or net is based on an assessment of various factors, the primary factors being whether we are acting as the principal in offering services to the customer or whether we are acting as an agent in the transaction. We have determined that we are acting as the principal in offering services as we (i) are the primary obligor in the arrangement; (ii) have latitude in establishing the selling price; (iii) have discretion in suppliers selection; and (iv) have involvement in the determination of product specifications. Therefore, we have the primary responsibility of fulfillment and acceptability of the single-player and social games. For the contractual arrangements with mobile network operators, third-party payment platforms and mobile phone service providers, we recognize the net proceeds to be received from the mobile network operators, mobile phone service providers or third-party payment platforms as games revenue on a gross basis. For the direct contractual arrangements with mobile game players, we recognize the gross proceeds from the mobile game players as revenue and the amount attributable to mobile network operators, mobile phone service providers or third-party payment platforms in the forms of service fees are recognized as cost of revenues. Under both arrangements, we pay content fees to third-party game developers, which are recognized as cost of revenues, based on a prescribed percentage of the net proceeds confirmed by the mobile network operators. We pay service fees, which are recognized as cost of revenues, to the mobile phone manufacturers based on a prescribed percentage of the estimated net proceeds or a prescribed fixed fee per mobile phone activated by mobile phone game players. We also pay service fees to the mobile application and software websites which are recognized as cost of revenues.

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

Based on the above, we recognize (i) single player games revenue when the goods are delivered based on download of games or consumption of in-game premium features by mobile phone game players, or at the end of subscription period and (ii) deferred revenue on social games upon delivery of game points to mobile phone game players. Deferred revenue is recognized as social games revenue ratably over the estimated average playing period of the paying mobile phone game players, which ranges from one to three months, starting from the point in time when game points are delivered to the mobile phone game players. The difference between the estimated proceeds and the actual amounts confirmed by the mobile network operators, third-party payment platforms or mobile phone service providers is recognized in the consolidated statements of comprehensive income when we receive billing confirmations.

Licensed games

We generate licensed games revenues from publishing mobile games developed by third-party game developers on our game platform or third-party app stores and entering into arrangements with third parties to co-publish mobile games developed by third-party game developers on the co-publishers’ game platforms or third-party app stores.

We enter into contracts with and pay fixed license fees to third-party game developers to obtain licenses to publish or co-publish the third-party developed games on our game platform, co-publishers’ game platforms or third-party app stores. Licensed games are published on our game platform, co-publishers’ game platforms or third-party app stores for download without charges. Mobile phone game players can purchase game points for in-game premium features to enhance their game-playing experience. We contract with third-party payment platforms or third-party app stores for billing, collection and transmission services offered to mobile phone game players who have purchased game points. The third-party game developers, third-party payment platforms, third-party app stores and the co-publishers are entitled to profit sharing based on a prescribed percentage of the gross amount charged to the mobile phone game players. Our obligation in the licensed games publishing and the co-publishing servicesis completed upon the purchase of game points by the mobile game players. We determine whether to record licensed games revenues using the gross or net method of reporting in accordance with ASC 605-45. Determining whether revenue should be reported gross or net is based on an assessment of various factors, the primary factors being whether we are acting as the principal in offering services to the customer or whether we are acting as an agent in the transaction. We have determined that we are acting as the agent in the licensed games publishing and co-publishing arrangements as we are not involved in the operation of the licensed game whilst the third-party game developer is the primary obligor in the arrangement, has latitude in establishing the selling price and has involvement in the determination of product specifications. Therefore, the net proceeds after deducting the amounts shared by the third-party game developers, third-party payment platforms and third-party app stores represent the amount of revenue to be recognized by us. The fixed license fees paid to the third-party game developers to obtain the publishing license are recognized as cost of revenues on a straight-line basis over the license period.

For the licensed games published on the Group’s game platform, we collect information generated from our internal system on the number of game points sold each month to estimate the amount of collectable net proceeds and to recognize revenues. For the licensed games published on the co-publishers’ game platforms or third-party app stores, we are granted access to the co-publishers’ or third-party app stores’ internal systems to obtain information on the number of game points sold each month to estimate the amount of collectable net proceeds and to recognize revenues. Differences between our estimates and the actual amounts confirmed by the third-party payment platforms, co-publishers or third-party app stores have historically been insignificant. Generally, within 30 to 120 days after the end of each month, we receive billing confirmations from each of the third-party payment platforms, co-publishers or third-party app stores confirming the amount of net proceeds to be received by us. We further share profits with the third-party game developers and recognizes licensed games revenues based on the net amount retained by us.

Collectability is considered reasonably assured as we deal with only reputable third-party payment platforms, third-party app stores and co-publishers and performs thorough credit assessment prior to entering into a business relationship with them. Historically, we have not experienced any significant defaults for payment.

Based on the above, we recognize the estimated net proceeds to be received from the third-party payment platforms and third-party app stores or the co-publishers for the sale of game points of the licensed games net of the amount to be shared with the third-party game developers and the co-publishers, using data generated from our internal system, as licensed games revenues upon delivery of game points to mobile phone game players.

Handset design

We ceased our handset design business in the forth quarter of 2013. Prior to this, we generated handset design revenues from the provision of comprehensive handset design solutions to mobile phone manufacturers and mobile phone content providers. Handset design solutions included printed circuit board with operating system software and optional assembly service and mobile phone contents installation service. Printed circuit boards with operating system software were sold to mobile phone manufacturers for a fixed unit price. Mobile phone contents installation services were rendered to mobile phone content providers for a prescribed percentage of the mobile phone content providers’ net profits.

Printed circuit board with operating system software and optional assembly service

Printed circuit boards with operating system software and optional assembly services were multiple element arrangements comprising printed circuit boards, assembly services and operating system software specifically designed for the printed circuit boards. Since the operating system software was essential to the functionality of the printed circuit board, the transaction was outside the scope of software accounting guidance in ASC subtopic 985-605, or ASC 985-605, Software: Revenue Recognition, in accordance with ASU No. 2009-14, or ASU 2009-14, Certain Revenue Arrangements that Include Software Elements. Accordingly, we accounted for the sale of printed circuit boards with operating system software and optional assembly service as a multiple deliverables arrangement in accordance with ASU No. 2009-13, or ASU 2009-13, Revenue Recognition—Multiple-Deliverable Revenue Arrangements. Each of the printed circuit board, operating system software and assembly service represented a separate unit of accounting.

The mobile phone manufacturers sign an agreement with us, containing the significant terms of the sale of printed circuit board with operating system software to evidence that an arrangement existed. The agreement also stipulated whether the mobile phone manufacturers engaged us to perform assembly service on the printed circuit board. We delivered the assembled printed circuit boards together with the operating system software installed to mobile phone manufacturers if we were engaged to perform assembly service; whereas we normally delivered the operating system software prior to the printed circuit board to the mobile phone manufacturers if we were not engaged to perform assembly service. Therefore, delivery of printed circuit boards with operating system software and optional assembly services occurred upon receipt and acceptance of all deliverables by the mobile phone manufacturers. We performed credit assessment on the mobile phone manufacturers prior to signing the agreements to ensure collectability is reasonably assured. The purchase price was fixed because the unit price was stipulated in the signed sales agreement and no concessions such as discounts, rebates, refunds or other price changes were provided subsequently. However, the mobile phone manufacturers only paid the agreed purchase price upon receipt of all of the deliverables in the arrangement. We outsourced the assembly of printed circuit boards and installation of operating system software to original equipment manufacturers, or OEM, and paid manufacturing fees, which were recognized as cost of revenues, based on a prescribed fixed fee per unit manufactured.

In accordance with ASU 2009-13 and ASC subtopic 605-25, or ASC 603-25, Revenue Recognition: Multiple-Element Arrangements, the amount allocable to the delivered units or units of accounting was limited to the amount that was not contingent upon the delivery of additional items or meeting other specified performance conditions. Since the amount allocable to the operating system software was contingent upon the delivery of printed circuit board and the related assembly service, if any, revenues from the sale of printed circuit board with operating system software and optional assembly service were recognized only upon delivery of the final deliverable.

Mobile phone contents installation service

Mobile phone contents installation service did not require significant production, modification or customization of the mobile phone contents received from the mobile phone content providers. Persuasive evidence of the arrangement was documented in a contract signed by the mobile phone content providers and us. Delivery of mobile phone contents installation service occurred when the mobile phone contents were installed on the mobile device circuit boards by the OEM. The mobile phone contents installation service fees were fixed and non-refundable once the mobile phone content providers confirmed their monthly net profits to us. Collectability was considered reasonably assured as we dealt with only reputable mobile phone content providers and performed thorough credit assessment on the mobile phone content providers prior to entering into a business relationship with them. Historically, we had not experienced any significant defaults for payment. Accordingly, we recognized revenues from mobile phone contents installation services when the services were delivered and the fees were fixed upon receipt of the monthly net profits confirmations from mobile phone content providers.

Business taxes, value-added taxes and surcharges

We are subject to business taxes, value-added taxes and surcharges levied on services provided in the PRC. Business taxes, value-added taxes and surcharges for the years ended December 31, 2012, 2013 and 2014 were RMB9.1 million, RMB4.3 million and RMB25.1 million (US$4.0 million), respectively. In accordance with ASC 605-45, we recognized revenues net of all such business taxes, value-added taxes and surcharges.

Share-Based Compensation

In accordance with ASC topic 718, or ASC 718, Compensation—Stock Compensation, we determine whether a share option, a warrant or a restricted share unit, or RSU, should be classified and accounted for as a liability award or an equity award. All grants of share options, warrants or RSUs to our employees classified as equity awards are measured at the grant date based on the fair value of the awards and are recognized as an expense, net of estimated forfeitures, over the requisite service period, which is generally the vesting period. All grants of share options to employees of V1 Group classified as equity awards are measured at fair value at the grant date and recognized as a one-time deemed dividend distribution to shareholder. All grants of share options, warrants or RSUs to employees classified as liability awards are remeasured at the end of each reporting period until the date of settlement, with an adjustment for fair value recorded to the current period expenses in order to properly reflect the cumulative expense based on the current fair value of the vested options, warrants or RSUs. We have elected to recognize share-based compensation for all awards with only service conditions using the straight-line method over the requisite service period. For share-based awards with performance conditions, compensation cost is recognized only if it is probable that the performance conditions will be achieved. We recognize share-based compensation for awards with performance or market conditions using the accelerated method if the awards are subject to graded vesting. For share-based awards that contain a market condition, the effect of the market condition is reflected in the grant-date fair value of the awards. Compensation cost is recognized for an award with a market condition when the requisite service is rendered, regardless of when the market condition is satisfied. We use the Black-Scholes option pricing valuation model, the binomial option pricing valuations model or the Monte Carlo simulation model in determining the fair value of different equity awards and liability awards granted.

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

We account for share awards issued to non-employees in accordance with ASC subtopic 505-50, or ASC 505-50, Equity: Equity-Based Payment to Non-employees. Our share-based awards issued to non-employees are subject to graded vesting provisions. We recognize share-based compensation expense for share awards granted to non-employees using the accelerated recognition method over the requisite service period of the award. In accordance with ASC 505-50, we use the Black Scholes option pricing model or the binomial option pricing model to measure the value of options or warrants granted to non-employees at each vesting date to determine the appropriate charge to share-based compensation.

When the vesting conditions of a share-based payment are modified, we first determine whether the original vesting conditions were expected to be satisfied on the modification date. If the original vesting conditions are not expected to be satisfied, the grant-date fair value of the original award essentially is ignored and the fair value of the award measured at the modification date is recognized if the modified award ultimately vests, regardless of whether the fair value of the award on the modification date is greater than or less than the grant-date fair value of the award. The original grant-date fair value is ignored even if the original vesting condition ultimately is satisfied. When a vesting condition that is probable of achievement is modified and the new vesting condition also is probable of achievement, the compensation cost to be recognized if either the original vesting condition or the new vesting condition is achieved cannot be less than the grant-date fair value of the original award. That compensation cost is recognized if either the original or modified vesting condition is achieved. If the modification also increases the fair value of the award, the incremental compensation cost associated with the modification is recognized only if the modified vesting condition is satisfied.

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

Goodwill

Goodwill represents the excess of the purchase price over the amounts assigned to the fair value of the assets acquired and the liabilities assumed of acquired businesses. In accordance with ASC topic 350, or ASC 350, Intangible—Goodwill and other, goodwill is not amortized, but rather is tested for impairment annually or more frequently if indicators of impairment present. We assign and assess goodwill for impairment at the reporting unit level. We determine that each reporting unit is identified at the component level, which is one level below the operating segment. We reassign goodwill to the reporting units affected using a relative fair value allocation approach when there is a change in reporting structure. As of December 31, 2013, the Dragon Joyce Group, OWX Group and 3GUU Group were identified as reporting units, as discrete financial information is available and segment management regularly reviews their operating results. Due to a change in reporting structure, we identified the Dragon Joyce Group and 3GUU Group as reporting units as of December 31, 2014. Changes in the carrying amount of goodwill for the years ended December 31, 2012, 2013 and 2014 are as follows:

	Dragon Joyce Group	3GUU Group	OWX Group	Total
	RMB	RMB	RMB	RMB
Balance as of December 31, 2012	247,373	267,824	49,644	564,841
Goodwill acquired during the year	—	—	—	—
Impairment	—	—	—	—

Balance as of December 31, 2013	247,373	267,824	49,644	564,841

Goodwill acquired during the year	—	—	—	—
Reorganization of reporting units	49,644	—	(49,644)	—
Impairment	—	—	—	—

Balance as of December 31, 2014	297,017	267,824	—	564,841

Balance as of December 31, 2014 in US$	47,870	43,166	—	91,036

The performance of the impairment test involves a two-step process. The first step of the impairment test involves comparing the fair value of the reporting unit with its carrying amount, including goodwill. Fair value is primarily determined by computing the future discounted cash flows expected to be generated by the reporting unit. If the carrying value exceeds the fair value, goodwill may be impaired. If this occurs, we perform the second step of the goodwill impairment test to determine the amount of impairment loss. The fair value of the reporting unit is allocated to its assets and liabilities in a manner similar to a purchase price allocation in order to determine the implied fair value of the reporting unit goodwill. If the carrying amount of the goodwill is greater than its implied fair value, the excess is recognized as an impairment loss. The annual goodwill impairment test is performed on December 31 of each year. In accordance with Accounting Standards Update No. 2011-08, or ASU 2011-08, Intangibles—Goodwill and other (ASC 350), pursuant to which we have the option to first assess qualitative factors to determine whether it is necessary to perform the two-step test. If we believe, as a result of the qualitative assessment, that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is required. Otherwise, no further testing is required.

As of December 31, 2012, 2013 and 2014, we performed the two-step goodwill impairment test on each of the reporting units. In estimating the fair value of each of the reporting units in the first step of the impairment test, significant management judgment was applied. We estimated the fair value of each of the reporting units using the income approach valuation methodology. The market-based valuation methodology is not considered appropriate because of the volatility of general market conditions as well as insufficient comparable companies. Under the income approach valuation methodology, estimates to determine the fair value of the reporting units include future operating results projected by us, discount rates, long-term sustainable growth rates and weighted average cost of capital, or WACC. The underlying assumptions used in the first step of the impairment test considered our market capitalization as of December 31, 2012, 2013 and 2014 as well as any impact from the current local operating environment in the PRC on the fair value of the reporting units. The fair value measurement is based on significant inputs that are not observable in the market and thus represents a Level 3 measurement as defined in ASC 820.

The fair value estimates as of December 31, 2012 are based on the following assumptions:

	Dragon Joyce Group	OWX Group	3GUU Group
Discount rate	21.62%	21.77%	21.62%
Long-term sustainable growth rate	3%	3%	3%

The fair value estimates as of December 31, 2013 are based on the following assumptions:

	Dragon Joyce Group	OWX Group	3GUU Group
Discount rate	21.87%	25.03%	21.87%
Long-term sustainable growth rate	3%	3%	3%

The fair value estimates as of December 31, 2014 are based on the following assumptions:

	Dragon Joyce Group(1)	3GUU Group
Discount rate	21.10%	21.20%
Long-term sustainable growth rate	3%	3%

(1)	As a result of the transition of our handset design business to mobile phone games promotion business in OWX Group during the year ended December 31, 2014, we reorganized our reporting structure in a manner that changed the composition of our reporting units. Goodwill of OWX Group of RMB49,644 was reassigned to Dragon Joyce Group.

As indicated by the market transition and decline in demand for handset design of feature phones, we determined that, as of December 31, 2012, the estimated fair value of the OWX Group reporting unit was less than its carrying value and performed the second step of the impairment test to determine the implied fair value of goodwill for the OWX Group reporting unit. The implied fair value of goodwill was determined by allocating the fair value of the reporting unit to all of the assets and liabilities including any unrecognized intangible assets of the reporting unit and compared to the carrying value of reporting unit goodwill to quantify the amount of impairment loss. For the year ended December 31, 2012, we recognized a goodwill impairment charge of RMB33.5 million. As we have transitioned away from our handset design business to the mobile phone games business and as the operation of the OWX Group was merged into Dragon Joyce Group for the year 2014, we combined the goodwill disclosure of OWX Group with Dragon Joyce Group as one single segment for the year ended December 31, 2014.

The results of our annual impairment test as of December 31, 2012 indicated that the estimated fair values of the Dragon Joyce Group reporting unit and the 3GUU Group reporting unit exceeded their carrying values by 6.7% and 10.9%, respectively. The results of our annual impairment test as of December 31, 2013 indicated that the estimated fair values of the Dragon Joyce Group reporting unit, the 3GUU Group reporting unit and the OWX Group reporting unit exceeded their carrying values by 22%, 13% and 6%, respectively. The results of our annual impairment test as of December 31, 2014 indicated that the estimated fair values of the Dragon Joyce Group reporting unit and the 3GUU Group reporting unit exceeded their carrying values by 126% and 32%, respectively. We cannot guarantee that we will not record a material impairment charge in the future. Changes in our assumptions or estimates could materially affect the estimation of the fair value of a reporting unit and, therefore, could reduce the excess of fair value over the carrying value of a reporting unit and could result in goodwill impairment. Potential events and circumstances that could negatively affect the key assumption used in determining the fair value of a reporting unit may include (i) deterioration in overall economic conditions in future years (including increase in discount rates), (ii) business conditions or strategies changing from current assumptions, (iii) increased competition or loss of market share, or (iv) investors requiring high rates of return on equity investments in the marketplace.

Fair Value of Financial Instruments

Our financial instruments primarily include cash and cash equivalents, restricted cash, short-term investments, accounts receivables, other receivables, amounts due from related parties, equity method investment, cost method investments, available-for-sale security, short-term bank borrowings, accounts payable, amounts due to related parties and contingently redeemable ordinary shares. As of December 31, 2013 and 2014 the carrying values of these financial instruments, except for equity method investment, cost method investments, available-for-sale security and contingently redeemable ordinary shares, approximated their fair values due to the short-term maturity of these instruments. Available-for-sale security were adjusted to fair value at each reporting date. We determined the fair values of available-for-sale security with the assistance of an independent valuation firm.

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

As of December 31, 2013, we measure the fair value of the contingently returnable consideration assets based on our actual performance results. As of December 31, 2014, we measure the fair value of the available-for-sale security using an income approach based on inputs that are unobservable in the market.

Realized and unrealized gain was recorded as “Changes in fair value of contingently returnable consideration assets” in the consolidated statements of comprehensive income for the years ended December 31, 2012 and 2013, and as “Unrealized gains on available-for-sale security” in other comprehensive income for the year ended December 31, 2014.

Internal Control Over Financial Reporting

During the preparation and external audit of our consolidated financial statements for the year ended December 31, 2014, we identified a material weakness in our internal control over financial reporting. The material weakness identified was identical to the one identified during the audit of our consolidated financial statements for the years ended December 31, 2011, 2012 and 2013. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of our company’s financial statements will not be prevented, or detected and corrected on a timely basis.

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

	For the Year Ended December 31,
	2012		2013		2014
	RMB	% of Revenue	RMB	% of Revenue	RMB	US$	% of Revenue
	(in thousands except for percentages)
Net revenues
Games	172,185	91.8	319,218	90.4	1,264,695	203,832	100
Handset design	15,408	8.2	33,789	9.6	—	—	—

Total net revenues	187,593	100.0	353,007	100.0	1,264,695	203,832	100

Cost of revenues
Games	(74,878)	(39.9)	(124,506)	(35.3)	(483,943)	(77,997)	(38.3)
Handset design	(16,852)	(9.0)	(31,491)	(8.9)	—	—	—

Total cost of revenues	(91,730)	(48.9)	(155,997)	(44.2)	(483,943)	(77,997)	(38.3)

Gross profit
Games	97,307	51.9	194,712	55.2	780,752	125,835	61.7
Handset design	(1,444)	(0.8)	2,298	0.6	—	—	—

Total gross profit	95,863	51.1	197,010	55.8	780,752	125,835	61.7

Operating expenses
Selling expenses	(15,838)	(8.4)	(110,954)	(31.4)	(320,887)	(51,718)	(25.4)
General and administrative expenses	(35,633)	(19.0)	(55,925)	(15.8)	(131,174)	(21,141)	(10.4)
Research and development expenses	(35,071)	(18.7)	(54,294)	(15.4)	(111,293)	(17,937)	(8.8)
Impairment of goodwill	(33,517)	(17.9)	—	—	—	—	—
Impairment of intangible assets	(10,910)	(5.8)	(2,613)	(0.7)	—	—	—
Listing expenses	(17,307)	(9.2)	—	—	—	—	—

Total operating expenses	(148,276)	(79.0)	(223,786)	(63.4)	(563,354)	(90,796)	(44.6)

Operating (loss) income	(52,413)	(27.9)	(26,776)	(7.6)	217,398	35,039	17.1
Interest income	1,474	0.8	3,322	0.9	8,241	1,328	0.7
Share of losses in equity method investments	—	—	—	—	(1,809)	(292)	(0.1)
Other income	451	0.2	25,654	7.3	5,238	844	0.4
Changes in fair value of contingently returnable consideration assets	27,326	14.6	24,366	6.9	—	—	—

Income (loss) before income taxes and noncontrolling interest	(23,162)	(12.3)	26,566	7.5	229,068	36,919	18.1

Income tax benefit (expense)	8,689	4.6	197	0.1	(1,121)	(180)	(0.1)

Net (loss) income	(14,473)	(7.7)	26,763	7.6	227,947	36,739	18.0

Accretion of contingently redeemable ordinary shares	(3,023)		(3,174)		—	—

Net (loss) income attributable to shareholders	(17,496)		23,589		227,947	36,739

Net (loss) income attributable to noncontrolling interests	(135)		503		(4,177)	(673)
Net (loss) income attributable to China Mobile Games and Entertainment Group Limited’s ordinary shareholders	(17,361)		23,086		232,124	37,412

2014 Compared to 2013

Net Revenues. Our net revenues increased by 258.3% to RMB1,264.7 million (US$203.8 million) in 2014 from RMB353.0 million in 2013. This increase was primarily due to greater revenue contribution from both self-developed and licensed social games resulting from our continued marketing efforts, game development, licensing and operation.

•	Games. Our games revenue increased by 296.2% to RMB1,264.7 million (US$203.8 million) in 2014 from RMB319.2 million in 2013, primarily due to continued success of our self-developed games and other popular social games licensed from third party game developers. Total paying users for our social games increased from 7.7 million in 2013 to 21.1 million in 2014 and for our single-player games from 13.7 million in 2013 to 18.5 million in 2014.

•	Handset design. Our handset design revenue decreased to nil in 2014 from RMB33.8 million in 2013 as we shifted our focus away from handset design to focus our resources on game development, game publishing and distribution.

Cost of Revenues. Our cost of revenues increased by 210.2% to RMB483.9 million (US$78.0 million) in 2014 from RMB156.0 million in 2013. This increase was largely in line with our increase in revenues.

•	Games. Our cost of revenues attributable to games increased by 288.7% to RMB483.9 million (US$78.0 million) in 2014 from RMB124.5 million in 2013. This increase was primarily due to an increase in amortization of intangible assets and game licensing fees and an increase in payments made to mobile carrier channels and revenue sharing with distribution channels, primarily for our self-developed games.

•	Handset design. Our cost of revenues attributable to handset design decreased to nil in 2014 from RMB31.5 million in 2013 due to our shift of focus to game development, game publishing and distribution.

Gross Profit and Gross Margin. As a result of the foregoing, our gross profit increased by 296.4% to RMB780.8 million (US$125.8 million) in 2014 from RMB197.0 million in 2013. Our gross margin increased to 61.7% in 2014 from 55.8% in 2013. This increase is attributable primarily to growth in our games publishing business, as we do not record profit sharing amounts retained by third-party payment platforms or third-party app stores under cost of revenue and record revenue from licensed games as net revenue, which results in lower cost of revenue for the year. In addition, the percentage of fixed amortization costs also decreased in relation to the increase in revenue.

•	Games. Our gross profit attributable to games increased by 301.0% to RMB780.8 million in 2014 from RMB194.7 million in 2013. Our gross margin attributable to games increased to 61.7 % in 2014 from 61.0% in 2013.

•	Handset design. Due to our shift in focus to game development, game publishing and distribution, we had nil gross profit attributable to handset design in 2014. The gross profit attributable to handset design was RMB2.3 million in 2013.

Operating Expenses. Our total operating expenses increased by 151.7% to RMB563.4 million (US$90.8 million) in 2014 from RMB223.8 million in 2013. This increase was primarily due to an increase in selling expenses and general and administrative expenses.

•	Selling expenses increased by 189.1% to RMB320.9 million (US$51.7 million) in 2014 from RMB111.0 million in 2013. This increase was primarily due to an increase of revenue and an expansion of online advertising activities, including increased game promotion through web platforms, application stores and agents. Selling expenses as a percentage of net revenues decreased to 25.4% in 2014 from 31.4% in 2013.

•	General and administrative expenses increased by 134.7% to RMB131.2 million in 2014 from RMB55.9 million in 2013 as a result of increased share-based compensation to motivate and reward our staff and the increased headcount to support our growing operations. General and administrative expenses as a percentage of net revenues decreased to 10.4% in 2014 from 15.8% in 2013.

•	Research and development expenses increased by 105.0% to RMB111.3 million in 2014 from RMB54.3 million in 2013 primarily because additional research and development personnel were hired for developing a greater number of smartphone social games. Research and development expenses as a percentage of net revenues decreased to 8.8% in 2014 from 15.4% in 2013 due to a substantial year-over-year increase in revenues.

Operating Income (Loss). We had an operating income of RMB217.4 million (US$35.0 million) in 2014, compared to an operating loss of RMB26.8 million in 2013. As a result of the foregoing, our operating margin increased to 17.2% in 2014 from -7.6% in 2013.

Other Income. We had other income of RMB5.2 million (US$0.8 million) in 2014, compared to other income of RMB25.7 million in 2013. Other income in 2014 mainly represented government grants and foreign exchange gain arising from a stronger RMB exchange rate against the US dollar. In comparison, other income in 2013 mainly represented (i) gain on disposal of a subsidiary engaged in the sale and development of mobile games, (ii) gain on an acquisition for which the purchase consideration was lower than the fair value of the net assets acquired and liabilities assumed, and (iii) government grants.

Changes in Fair Value of Contingently Returnable Consideration Assets. Our changes in fair value of contingently returnable consideration assets were nil in 2014. The amount for 2013 was a gain of RMB24.4 million, which was primarily due to an increase in the fair value of consideration shares to be returned to V1 Group pursuant to the conditions related to the acquisitions of the 3GUU Group. Beginning in 2014, we no longer have changes in fair value of contingently returnable consideration assets related to our historical reorganization as the contingently returnable consideration assets were fully settled as of December 31, 2013.

Income Tax. We had an income tax expense of RMB1.1 million (US$0.2 million) in 2014, compared to an income tax benefit of RMB0.2 million in 2013. Our effective tax rate was 0.49% in 2014, compared to -0.75% in 2013, primarily due to our increased profitability.

Net Income. As a result of the foregoing, we recorded a net income of RMB227.9 million (US$36.7 million) in 2014, representing an increase of RMB750.4% from RMB26.8 million in 2013. Our non-GAAP net income, excluding (i) share-based compensation expenses, (ii) internal investigation costs, (iii) goodwill and intangible assets impairment loss and (iv) listing expenses was RMB267.9million (US$43.2 million) in 2014, compared with RMB43.4 million in 2013. See “Item 3. Key Information—A. Selected Financial and Operating Data—Non-GAAP Financial Information” for important information about non-GAAP financial measures.

Net Income Attributable to CMGE Shareholders. As a result of the foregoing, we recorded net income attributable to CMGE shareholders of RMB232.1 million (US$37.4 million) in 2014, representing an increase of 904.8% from the net income attributable to CMGE shareholders of RMB23.1 million in 2013.

2013 Compared to 2012

Net Revenues. Our net revenues increased by 88.2% to RMB353.0 million in 2013 from RMB187.6 million in 2012. This increase was primarily due to greater revenue contribution from both self-developed and licensed social games resulting from our continued marketing efforts, game development, licensing and operation.

•

Games. Our games revenue increased by 85.4% to RMB319.2 million in 2013 from RMB172.2 million in 2012, primarily due to (i) an increase in the number of social games from 7 in 2012, to 72 in 2013, which drove an increase in the number of paying users. The increase in games revenue also related to our transition from developing feature phone games to developing and publishing successful smartphone games. The increase also reflected the growing popularity of smartphone games and also the success of our Joyful Da Ying Jia poker game and other of our popular light social games and card games; and (ii) an increase in revenue from licensed games from RMB33.1 million in 2012 to RMB179.6 million in 2013.

•	Handset design. Our handset design revenue increased by 119.3% to RMB33.8 million in 2013 from RMB15.4 million in 2012, primarily due to a greater number of smartphones produced which had a higher unit price than feature phones.

Cost of Revenues. Our cost of revenues increased by 70.1% to RMB156.0 million in 2013 from RMB91.7 million in 2012. This increase was largely in line with the increase in revenues.

•	Games. Our cost of revenues attributable to games increased by 66.2% to RMB124.5 million in 2013 from RMB74.9 million in 2012. This increase was primarily because of an increase in amortization of intangible assets, including game licensing fees, and an increase in amounts paid to payment channels.

•	Handset design. Our cost of revenues attributable to handset design increased by 86.4% to RMB31.5 million in 2013 from RMB16.9 million in 2012, primarily due to costs related to our increased production of smartphone handsets.

Gross Profit and Gross Margin. As a result of the foregoing, our gross profit increased by 105.4% to RMB197.0 million in 2013 from RMB95.9 million in 2012. Our gross margin increased to 55.8% in 2013 from 51.1% in 2012. This increase is attributable primarily to growth in the games publishing business, as the amount paid to mobile game developers is netted off against revenue and not booked under cost of revenues. Moreover, the percentage of fixed amortization costs also decreased in relation to the increase in revenue.

•	Games. Our gross profit attributable to games increased by 100.1% to RMB194.7 million in 2013 from RMB97.3 million in 2012. Our gross margin attributable to games increased to 61.0% in 2013 from 56.5% in 2012.

•	Handset design. We had a gross profit attributable to handset design of RMB2.3 million in 2013, as compared to a gross loss of RMB1.4 million in 2012.

Operating Expenses. Our total operating expenses increased by 50.9% to RMB223.8 million in 2013 from RMB148.3 million in 2012. This increase was primarily because of an increase in selling expenses.

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

Operating Loss. We had an operating loss of RMB26.8 million in 2013 and RMB52.4 million in 2012.

Other Income. We had other income of RMB25.7 million in 2013, compared to other income of RMB0.5 million in 2012. Other income in 2013 mainly represented (i) gain on a disposal of Douwan, a subsidiary engaged in the sale and development of mobile games, in 2013, (ii) gain on bargain purchase, relating to our acquisition of Vogins, for which the purchase consideration was lower than the fair value of the net assets acquired and liabilities assumed, and (iii) government grants.

Changes in Fair Value of Contingently Returnable Consideration Assets. Our changes in fair value of contingently returnable consideration assets was a gain of RMB24.4 million in 2013, primarily due to an increase in the fair value of the consideration shares to be returned to V1 Group pursuant to the contingent conditions related to the acquisitions of the 3GUU Group. Beginning in 2014, we will no longer have changes in fair value of contingently returnable consideration assets related to our historical reorganization as the contingently returnable consideration assets were fully settled as of December 31, 2013.

Income Tax. We had an income tax benefit of RMB0.2 million in 2013, compared to an income tax benefit of RMB8.7 million in 2012. Our effective tax rate was -0.75% in 2013, compared to 37.5% in 2012, primarily because we became profitable in 2013.

Net Income (Loss). As a result of the foregoing, we recorded a net income of RMB26.8 million in 2013, representing an increase of RMB41.3 million from the net loss of RMB14.5 million in 2012. Our non-GAAP net income, excluding (i) share-based compensation expenses, (ii) internal investigation costs, (iii) goodwill and intangible assets impairment loss and (iv) listing expenses was RMB43.4 million in 2013, compared with RMB61.3 million in 2012. See “Item 3. Key Information—A. Selected Financial and Operating Data—Non-GAAP Financial Information” for important information about non-GAAP financial measures.

Net Income (Loss) Attributable to CMGE Shareholders. As a result of the foregoing, we recorded net income attributable to CMGE shareholders of RMB23.1 million in 2013 compared to net loss to CMGE shareholders of RMB17.4 million in 2012.

B.	Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the periods indicated.

	For the Year Ended December 31,
	2012	2013	2014
	RMB	RMB	RMB	US$
	(in thousands)
Net cash generated from (used in) operating activities	47,815	(60,663)	(20,160)	(3,250)
Net cash generated from (used in) investing activities	(100,051)	(77,561)	(365,268)	(58,870)
Net cash generated from (used in) financing activities	(6,272)	260,427	488,590	78,747
Exchange rate effect on cash and cash equivalents	7	(1,813)	(2,945)	(475)
Net (decrease)/increase in cash and cash equivalents	(58,501)	120,390	100,217	16,152
Cash and cash equivalents at beginning of the period	187,237	128,736	249,126	40,152
Cash and cash equivalents at end of the period	128,736	249,126	349,343	56,304

We have financed our operations primarily through cash from operations. We did not have any short-term or long-term bank borrowings outstanding as of December 31, 2012. As of December 31, 2013 and 2014, we had RMB14.0 million and nil in outstanding short-term borrowings, respectively. As of December 31, 2012, 2013 and 2014, we had RMB128.7 million, RMB249.1 million and RMB349.3 million (US$56.3 million), respectively, in cash and cash equivalents. Our principal uses of cash historically consisted of working capital. Our cash position improved from 2012 to 2013 primarily due to proceeds raised through private offerings of equity. Our cash position improved from 2013 to 2014 primarily due to proceeds raised through our follow-on public offering. Our cash and cash equivalents consist of cash on hand and bank deposits placed with commercial banks in China and Hong Kong. As of December 31, 2014, RMB93.4 million of cash and cash equivalents and RMB10.7 million of short-term investments were held by our VIEs in China, and RMB58.6 million of cash and cash equivalents and RMB31.7 million of short-term investments were held by our other PRC entities in China. As of December 31, 2014, we held RMB166.5 million, US$1.7 million and HKD15.7 million of cash and cash equivalents in Hong Kong, TWD18.6 million of cash and cash equivalents in Taiwan, JPY33.8 million of cash and cash equivalents in Japan, and KRW495.0 million of cash and cash equivalents in Korea.

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

Since we are a holding company, our ability to pay dividends and meet other cash needs relies principally on the dividends paid by our PRC subsidiaries. A part of our business also depends on service fees and management fees payable by our VIEs, to our WFOEs under the technology services agreements, market promotion agreements and supplementary agreements between our VIEs and our WFOEs. Earnings of our PRC subsidiaries would be paid to our offshore intermediate holding companies, and from these companies to us, mainly through dividend distributions. Current PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. As of December 31, 2014, our PRC subsidiaries had an aggregate accumulated profit of RMB507.7 million (US$81.8 million) as determined under the applicable Chinese accounting standards, consisting of RMB70.7 million (US$11.4 million) accumulated losses from certain PRC subsidiaries. The primary difference between accumulated profits calculated pursuant to PRC accounting standards and regulations as compared to accumulated profits calculated pursuant to U.S. GAAP as presented in the Company’s financial statements relates to the recognition of liabilities for unrecognized tax benefits and the related interest and penalties in accordance with ASC 740 under U.S. GAAP. Our relevant PRC subsidiaries are not able to distribute dividends to us until the accumulated losses have been made up.

The aggregate undistributed earnings of our PRC subsidiaries that are available for distribution to non-PRC tax resident parent companies are considered to be indefinitely reinvested under ASC 740 and, therefore, we did not incur a tax liability charge for these undistributed earnings. As of December 31, 2014, the amount of such undistributed earnings was RMB578.4 million (US$93.2 million). If our PRC subsidiaries were to distribute all of these earnings to their respective non-PRC tax resident parent companies, such distributions would be subject to PRC withholding tax of up to 10%. The undistributed earnings generated before January 1, 2008 are exempt from PRC withholding tax if distributed to the foreign investor in 2008 or later. For a detailed discussion with respect to the PRC withholding tax impact associated with the repatriation of undistributed earnings of our PRC subsidiaries, see “Item 3. Key Information—D. Risk factors—Risks Related to Doing Business in China—The New EIT Law will affect tax exemptions on dividends to be paid by our PRC subsidiaries to us through our Hong Kong subsidiaries and we may not be able to obtain certain treaty benefits under the relevant tax treaty.”

In addition, each of our subsidiaries and our VIEs in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. These reserves are not distributable as cash dividends. The amounts restricted include paid-in capital and general or statutory reserve funds of our PRC subsidiaries and the net assets of the VIEs, as determined pursuant to PRC generally accepted accounting principles, totaled RMB548.9 million (US$88.5 million) as of December 31, 2014. Furthermore, if our subsidiaries in China incur debt on their own behalf in the future, the instruments governing the debt may restrict the ability of our PRC subsidiaries to pay dividends and make other distributions to us.

Under PRC law, the foreign currency loans borrowed by our PRC subsidiaries from us or other foreign lenders should not exceed the differences between their respective approved total investment amount and registered capital, and must be registered with SAFE. Furthermore, any capital contributions we make to our

PRC subsidiaries must be approved by MOFCOM or its local counterparts. These limits may be increased in correspondence with the increases of the total investment amounts and registered capitals of our PRC subsidiaries, subject to the PRC governmental approvals and registrations. Currently, we do not expect that the amount of foreign exchange loans to be incurred by our PRC subsidiaries will exceed the above limit in the foreseeable future. However, should the amount of foreign currency loans we need to borrow exceed the limit, we cannot assure you that we will be able to obtain these governmental approvals or registrations on a timely basis, if at all. Failure to obtain these governmental approvals or registrations could limit our ability to fund our PRC operations, which could adversely and materially affect our liquidity and our ability to fund and expand our business. We may need to seek alternative funding sources. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to, and direct investments in, PRC entities by offshore holding companies may delay or prevent us from using the proceeds of any offering to make loans or capital contributions to our PRC operating subsidiaries, which could materially and adversely affect our liquidity and ability to fund and expand our business.”

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

Operating Activities

Net cash used in operating activities was RMB20.1 million (US$3.3 million) in 2014, while our net income was RMB227.9 million (US$36.7 million). The difference was primarily due to increases in prepayments and other current assets of RMB 105.3 million (US$17.0 million) related to prepaid marketing expenses as well as prepayments made to content providers for additional games, as well as increase in accounts receivable of RMB413.1 million (US$66.6 million) corresponding with increases in revenue. These were partially offset by increases in accounts payable and accrued expenses and other liabilities of RMB130.3 million (US$21.0 million) and RMB49.5 million (US$8.0 million), respectively, related to increases in revenue and the expansion of our publishing business, share-based payment of RMB37.4 million (US$6.0 million) as well as amortization of intangible assets of RMB59.5 million (US$9.6 million). The amortization of intangible assets primarily reflects the amortization of game license fees.

Net cash used in operating activities was RMB60.7 million in 2013, while our net income was RMB26.8 million. The difference was primarily due to increases in prepayments and other current assets of RMB72.2 million related to prepaid marketing expenses as well as prepayments made to content providers for additional games, as well as increase in accounts receivable of RMB88.3 million corresponding with increases in revenue. These were partially offset by an increase in accounts payable of RMB53.8 million related to increases in revenue and the expansion of our publishing business, as well as amortization of intangible assets of RMB22.7 million. The amortization of intangible assets primarily reflects the amortization of game license fees.

Net cash from operating activities was RMB47.8 million in 2012, while our net loss was RMB14.5 million. The difference was primarily due to adjustments for a loss on impairment of goodwill of RMB33.5 million and a loss on impairment of intangible assets of RMB10.9 million, as well as an adjustment of amortization of intangible assets of RMB23.6 million. Both the impairments of goodwill and intangible assets reflect a decline in the fair value of OWX Holding resulting largely from transitioning our handset design business from feature phone to smartphone design. These were partially offset by changes in the fair value of contingently returnable consideration assets of RMB27.3 million due to an increase in the fair value of the consideration shares to be returned to V1 Group pursuant to the contingent conditions related to the acquisitions of the 3GUU Group and the OWX Holding Group.

Investing Activities

Net cash used in investing activities was RMB365.3 million (US$58.9 million) in 2014 primarily due to acquisition of intangible assets of RMB171.6 million (US$27.7 million) relating to the acquisition of additional games, the acquisition of property and equipment of RMB19.7 million (US$3.2 million) for business expansion, as well as acquisition of long-term investments and equity method investments of RMB150.5 million (US$24.3 million).

Net cash used in investing activities was RMB77.6 million in 2013 primarily due to acquisition of intangible assets of RMB50.1 million relating to the acquisition of additional games, the acquisitions of property and equipment of RMB14.3 million relating to the purchases of additional equipment and establishment of new offices, and an outflow of RMB6.8 million relating to purchases of short-term investments netted off of the maturity of short-term investments.

Net cash used in investing activities was RMB100.1 million in 2012 primarily due to purchases of short-term investment of RMB45.0 million, which consisted of short-term fixed rate bank deposits, and investments in long-term assets of RMB40.0 million, which consisted largely of prepayment for the use of distribution channels.

Financing Activities

Net cash from financing activities was RMB488.6 million (US$78.7 million) in 2014, due to proceeds from issuance of ordinary shares of RMB484.1 million (US$78 million) related to shares offering.

Net cash from financing activities was RMB260.4 million in 2013, due to proceeds from issuance of ordinary shares of RMB256.3 million related to private placements of our ordinary shares. See “Item 4. Information on the Company—A. History and Development of the Company—Share Purchase Agreement and Private Placements and Follow-on Public Offering.”

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

Capital Expenditures

We had capital expenditures of RMB42.0 million in 2012, RMB64.5 million in 2013 and RMB191.2 (US$30.8 million) in 2014. In 2014, our capital expenditures related to purchases of property and equipment for business expansion and an increase in the acquisition of intangible assets related to game licensing fees.

Recently Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board issued Accounting Standards Update No. 2014-09 , or ASU 2014-09, Revenue from Contracts with Customers, which supersedes the revenue recognition requirements in ASC 605, Revenue Recognition. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of the promised goods or services to customers in an amount that reflects the consideration to which entity expects to be entitled to in exchange for goods or services. The amendments in ASU 2014-09 are effective for annual reporting periods beginning after December 15, 2016, including interim period within that reporting period. Early adoption is not permitted. We are in the process of evaluating the effect of the update on the Company’s consolidated financial statements.

In August 2014, the FASB issued ASU No. 2014-15, Presentation of Financial Statements—Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern. The guidance requires an entity to evaluate whether there are conditions or events, in the aggregate, that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued and to provide related footnote disclosures in certain circumstances. The guidance is effective for the annual period ending after December 15, 2016, and for annual and interim periods thereafter. Early application is permitted. The adoption of this guidance is not expected to have a significant impact on our consolidated financial statements.

C.	Research and Development, Patents and Licenses

Product Development

See “Item 4. Information on the Company—B. Business Overview—Game Development.”

Intellectual Property

We regard our copyrights, trademarks, trade secrets and similar intellectual property as critical to our success, and rely on trademark and copyright law, trade secret protection and confidentiality agreements with our employees, suppliers and others to protect our proprietary rights.

As of December 31, 2014, we have registered 215 copyrights for software we developed or acquired from third parties with the State Copyright Bureau of the PRC, and 25 trademarks, including the “CMGE” trademark and the “KKFun” trademark. In addition, we have registered 36 domain names, including www.cmge.com and www.51pk.com.

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

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for 2012, 2013 and 2014 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.	Contractual Obligations

The following table sets forth our contractual commitments as of December 31, 2014.

	Payment Due by Period
Contractual Obligations	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
	(In thousands of RMB)
Operating lease commitments	108,635	—	91,515	17,120	—

The operating lease obligations relate to lease agreements with lessors of our offices in China, including offices in Beijing, Guangzhou and Shenzhen, under leases with terms ranging from one to five years. Other than the contractual obligations set forth above, we do not have other material commitments or long-term obligations as of December 31, 2014.

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

Name	Age	Position
Lijun Zhang	51	Chairman of the board
Hendrick Sin	40	Vice-chairman of the board
Yongchao Wang	41	Vice-chairman of the board
Ken Jian Xiao	35	Director and chief executive officer
Ken Fei Fu Chang	40	Director and chief financial officer
Estella Yi Kum Ng	57	Independent director
Chen-Wen Tarn	54	Independent director
David Ku	45	Independent director
Joel Chang	46	Independent director
Shuling Ying	33	Chief operating officer

Lijun Zhang has been our chairman since the completion of our reorganization in August 2011. He has been the chairman of V1 Group, our principal shareholder, since its inception. He is the chairman of China APEC Development Council, vice chairman of the China Internet Association, council member of the Association for Relations Across the Taiwan Strait, vice chairman of China Social Workers Association, vice president of China WTO Research Institute, honorary president of the Council of Beijing Association of Online Media, and a standing member of China Copyright Council. Dr. Zhang is also a professor of Nankai University in China, an honorary professor of the University of Sydney in Australia and an experienced expert in China’s Internet media. Dr. Zhang holds a doctorate degree in economics from Nankai University in July 2002.

Hendrick Sin has been our vice-chairman since the completion of our reorganization in August 2011. Mr. Sin has approximately 17 years of experience in finance and investment banking. He was V1 Group’s executive director and chief financial officer from 2009 until 2012. Prior to joining V1 Group, he was a director of investment banking advisory at HSBC and advised on a wide range of notable equity fund raisings and merger and acquisition transactions involving PRC and Hong Kong corporations. He graduated from Stanford University in 1997 with a master’s degree in engineering-economic systems and operations research. He also holds three bachelor’s degrees in computer science/mathematics, economics and industrial management with honors from Carnegie Mellon University. Mr. Sin is a member of the Hong Kong Institute of Directors.

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

Ken Fei Fu Chang has been our chief financial officer since May 2011 and became our director in August 2012. Mr. Chang has worked for 15 years in a number of leading international investment banks and asset management companies with extensive experience in research, product structuring, financial analysis, asset management and equity capital markets. Ken’s most recent position was director and senior strategist at Barclays Capital from 2010. From 2005 to 2010, based in Tokyo, Mr. Chang worked as senior analyst and fund manager for the Silverstone Fund in Tokyo, a US$400 million global equity hedge fund. Prior to that, from 1998 to 2005 (four years in Tokyo and three years in Hong Kong), Mr. Chang was the head of the Asia Pacific and Japan equity linked and convertible strategy group of Merrill Lynch. Mr. Chang graduated from Stanford University with a master’s degree in engineering economic systems in 1996. He also holds a bachelor’s degree in electrical engineering from the University of Michigan.

Estella Yi Kum Ng became our director in September 2012. Until April 2014, Ms. Ng had served as the chief financial officer of Country Garden Holdings Company Limited, a China-based property development company listed on the Hong Kong Stock Exchange, since 2008. Prior to that, she worked at Hang Lung Properties Limited, a property development company listed on the Hong Kong Stock Exchange, from 2003 to 2007, including as an executive director. She has worked at the Hong Kong Stock Exchange in various senior positions, including as senior vice president of the listing division, and at Deloitte Touche Tohmatsu, where she gained substantial auditing experience. Ms. Ng is an associate of the Institute of Chartered Accountants in England and Wales, a fellow of the Association of Chartered Certified Accountants and the Hong Kong Institute of Certified Public Accountants and a member of the American Institute of Certified Public Accountants. She has also fulfilled public service appointments, including as a co-opted member of the audit committee of the Hospital Authority of Hong Kong. Ms. Ng was voted the best chief financial officer in the property sector by sell-side analysts who participated in the 2012, 2013 and 2014 All-Asia Executive Team Survey organized by the Institutional Investor magazine. Ms. Ng received a master’s of business administration degree from the Hong Kong University of Science and Technology in 1995.

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

Shuling Ying joined us in July, 2013 and served as our president from October 2013 to August 2014, when he was appointed as our chief operating officer. He has extensive experience in the licensing, publishing, operation and marketing of mobile games and helps manage our publishing business. Prior to joining our company, Mr. Ying was one of the founders of and served as chief executive officer of Shenzhen Zhongzheng Ruanyin Science & Technology Co., Ltd. from 2009 to June 2013.

B.	Compensation of Directors and Executive Officers

Compensation of Directors and Executive Officers

For the year ended December 31, 2012, 2013 and 2014, we paid an aggregate of RMB2.3 million, RMB6.5 million and RMB6.6 million (US$1.1 million), respectively, in cash compensation to our executive officers. Our PRC subsidiaries and VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her retirement benefit, medical insurance benefits, housing funds, unemployment and other statutory benefits. Other than the above-mentioned statutory contributions mandated by applicable PRC law, we have not set aside or accrued any amount of cash to provide pension, retirement or other similar benefits to our officers and directors.

Share Options

On February 6, 2012, we granted options to purchase 25,835,712 ordinary shares to directors, executive officers and other employees. 25% of these options vested on the first anniversary of the grant date. The remaining 75% of these options will vest in 12 equal quarterly tranches beginning one calendar quarter after the first anniversary of the date of grant. The exercise price of these options is US$8.47 per ADS (US$0.605 per share).

On February 8, 2013, we granted options to purchase 17,160,895 ordinary shares to directors, executive officers and other employees. 25% of these options vested on the first anniversary of the grant date. The remaining 75% of these options will vest in 12 equal quarterly tranches beginning one calendar quarter after the first anniversary of the date of grant. The exercise price of these options is US$6.50 per ADS (US$0.464 per share) for options awarded as ADSs and US$8.47 per ADS ($0.605 per share) for options awarded as shares. 2,739,495 of the 17,160,895 options were awarded as shares.

On January 13, 2014, we granted options to purchase 5,851,482 Class A ordinary shares to directors, executive officers and other employees. 25% of these options vested on the first anniversary of the grant date. The remaining 75% of these options will vest in 12 equal quarterly tranches beginning one calendar quarter after the first anniversary of the date of grant. The exercise price of these options is US$29.03 per ADS (US$2.07 per share).

On January 13, 2014, we granted options to purchase 25,365,956 Class A ordinary shares to directors and executive officers. The options would have vested in three equal annual tranches beginning March 15, 2015, subject to our company reaching certain profit targets set forth in the option grant agreement. The exercise price of these options was US$29.03 per ADS (US$2.07 per share). We have modified the share awards by cancelling the options, accompanied by a concurrent grant of warrants to the same persons with modifications relating to certain profit targets and the exercise price, which were intended to provide additional motivation to the relevant directors and officers. The exercise price of the warrants is US$20.23 per ADS (US$1.445 per share).

On October 8, 2014, we granted options to purchase 1,462,860 Class A ordinary shares to directors, executive officers and other employees. 25% of these options will vest on the first anniversary of the grant date. The remaining 75% of these options will vest in 12 equal quarterly tranches beginning one calendar quarter after the first anniversary of the date of grant. The exercise price of these options is US$20.23 per ADS (US$1.445 per share).

On February 12, 2015, we granted options to purchase 9,660,000 Class A ordinary shares to directors, executive officers and other employees. 25% of these options will vest on the first anniversary of the grant date. The remaining 75% of these options will vest in 12 equal quarterly tranches beginning one calendar quarter after the first anniversary of the date of grant. The exercise price of these options is US$15.76 per ADS (US$1.126 per share).

Share Option Scheme

We adopted the Share Option Scheme in November 2011 to motivate, attract, and retain employees, directors and consultants, and to promote the success of our business. The maximum number of ordinary shares which may be issued pursuant to all options under the Share Option Scheme was initially 30,394,955. We may seek separate shareholders’ approval, as well as approval of V1 Group’s shareholders, to grant options beyond this limit. We obtained approval of V1 Group’s shareholders on May 30, 2014 and approval from the Company’s shareholders on December 11, 2014 to issue an additional 26,072,129 Class A ordinary shares without regard to shares previously issued.

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

Acceleration of Vesting upon Corporate Transaction. If a general offer is made to all of our shareholders or, for so long as we remain a subsidiary of V1 Group, to all shareholders of V1 Group, holders of our options may be entitled to exercise the option in full or in part regardless of any vesting period requirements.

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

Amending the Share Option Scheme. No amendments to the Share Option Scheme shall be made which would have the effect of abrogating or altering adversely any of the subsisting rights of holders except with the consent of the holders. Subject to the above, the board may from time to time in its absolute discretion waive or amend any of the rules of the Share Option Scheme as it deems desirable, provided that, material amendments would require approval of our shareholders and, for so long as we remain a subsidiary of V1 Group, shareholders of V1 Group in general meetings.

The table below sets for the option grants made to our directors and executive officers pursuant to the Share Option Scheme.

Name	Ordinary Shares Underlying Outstanding Options		Exercise Price (US$/Share)	Date of Grant	Expiration Date
Lijun Zhang	3,039,494	(1)	$0.605	February 6, 2012	February 5, 2017
	1,656,200		$0.464	February 8, 2013	February 7, 2018
Hendrick Sin	3,039,495		$0.605	February 6, 2012	February 5, 2017
	1,656,200		$0.464	February 8, 2013	February 7, 2018
	1,890,000		$2.074	January 13, 2014	January 12, 2019
	472,500		$1.445	October 8, 2014	October 7, 2019
Yongchao Wang	2,339,733		$0.605	February 6, 2012	February 5, 2017
	1,656,200		$0.464	February 8, 2013	February 7, 2018
	1,400,000		$2.074	January 13, 2014	January 12, 2019
	350,000		$1.445	October 8, 2014	October 7, 2019
Ken Jian Xiao	3,039,495		$0.605	February 6, 2012	February 5, 2017
	1,656,200		$0.464	February 8, 2013	February 7, 2018
	12,682,978	(2)	$2.074	January 13, 2014	January 12, 2019
Ken Fei Fu Chang	3,039,495		$0.605	February 6, 2012	February 5, 2017
	1,656,200		$0.464	February 8, 2013	February 7, 2018
	1,400,000		$2.074	January 13, 2014	January 12, 2019
	350,000		$1.445	October 8, 2014	October 7, 2019
Estella Yi Kum Ng	331,800		$0.464	February 8, 2013	February 7, 2018
	420,000		$1.126	February 12,2015	February 11,2020
Chen-Wen Tarn	1,656,200		$0.464	February 8, 2013	February 7, 2018
	1,092,000		$2.074	January 13, 2014	January 12, 2019
	273,000		$1.445	October 8, 2014	October 7, 2019
	420,000		$1.126	February 12, 2015	February 11,2020
Joel Chang	420,000		$1.126	February 12, 2015	February 11,2020
Shuling Ying	12,682,978	(2)	$2.074	January 13, 2014	January 12, 2019

(1)	Includes options held by Dr. Zhang’s wife, Chun Wang.
(2)	These options were cancelled on October 8, 2014.

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

Warrants

On January 26, 2014, we granted warrants representing 1,911,000 Class A ordinary shares to Dr. Zhang. Dr. Zhang can exercise these warrants in four equal annual tranches beginning the first anniversary of the date of grant. The exercise price of these warrants was initially US$29.34 per ADS (US$2.10 per share), which was amended to US$20.23 per ADS (US$1.445 per share) in October 2014. The warrants were awarded to incentivize Dr. Zhang and further align his interests with our company. In January 2014, we also granted to an employee warrants to purchase 1,092,000 Class A ordinary shares which will be exercisable in three equal tranches beginning on January 1, 2015. The exercise price of these warrants was initially $29.03 per ADS (US$2.07 per share), which was amended to US$20.23 per ADS (US$1.445 per share) in October 2014.

On April 1, 2014, we granted warrants representing 8,400,000 Class A ordinary shares to Hendrick Sin, vice-chairman of the board. Mr. Sin can exercise these warrants in four equal annual tranches beginning the first anniversary of the date of grant. The exercise price of these warrants was initially US$29.03 per ADS (US$2.07 per share), which was amended to US$20.23 per ADS (US$1.445 per share) in October 2014. The warrants were awarded to incentivize Mr. Sin and further align his interests with our company.

On October 8, 2014, we granted warrants representing 25,365,956 Class A ordinary shares to directors and executive officers. These warrants will be exercisable in three equal annual tranches beginning March 15, 2015, subject to performance conditions. The exercise price of these warrants is US$20.23 per ADS (US$1.445 per share). The warrants were awarded to incentivize the officers and further align their interests with our company.

On February 13, 2015, we granted warrants representing 13,020,000 Class A ordinary shares to directors. 25% of these warrants will vest on the first anniversary of the grant date. The remaining 75% of these warrants will vest in 12 equal quarterly tranches beginning one calendar quarter after the first anniversary of the date of grant. The exercise price of these warrants is US$15.76 per ADS (US$1.13 per share). In February 2015, we also granted to an employee warrants to purchase 420,000 Class A ordinary shares. 25% of these warrants will vest on the first anniversary of the grant date. The remaining 75% of these warrants will vest in 12 equal quarterly tranches beginning one calendar quarter after the first anniversary of the date of grant. The exercise price of these warrants is US$15.76 per ADS (US$1.13 per share).

Name	Ordinary Shares Underlying Outstanding Warrants	Exercise Price (US$/Share)	Date of Grant	Expiration Date
Lijun Zhang	1,911,000	$1.445	January 26, 2014	January 25, 2019
	2,604,000	$1.126	February 13, 2015	February 12, 2020
Hendrick Sin	8,400,000	$1.445	April 1, 2014	March 31, 2019
	2,604,000	$1.126	February 13, 2015	February 12, 2020
Yongchao Wang	2,604,000	$1.126	February 13, 2015	February 12, 2020
Ken Jian Xiao	12,682,978	$1.445	October 8, 2014	September 14, 2017
	2,604,000	$1.126	February 13, 2015	February 12, 2020
Ken Fei Fu Chang	2,604,000	$1.126	February 13, 2015	February 12, 2020
Shuling Ying	12,682,978	$1.445	October 8, 2014	September 14, 2017

C.	Board Practices

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

Audit Committee

Our audit committee consists of Mr. Joel Chang, Ms. Estella Yi Kum Ng and Mr. Chen-Wen Tarn all of whom satisfy the “independence” requirements of Section 5605(a)(2) of the Nasdaq Listing Rules and under Rule 10A-3 under the Exchange Act. Ms. Ng is the chair of our audit committee.

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

In 2014 our audit committee met five times.

Compensation Committee

Our compensation committee consists of Ms. Estella Yi Kum Ng, Mr. Chen-Wen Tarn and Mr. Hendrick Sin. Our board of directors has determined that Ms. Ng and Mr. Tarn are each an “independent director” within the meaning of Section 5605(a)(2) of the Nasdaq Listing Rules.

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

In 2014 our compensation committee met five times.

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

In 2014, our corporate governance and nominating committee met one time.

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

Employees

We had 418, 1,211 and 1,788 full-time employees as of December 31, 2012, 2013 and 2014, respectively. The following table sets forth the number of our employees categorized by areas of operations as of December 31, 2014:

Function	Number of Employees
Research and game development	541
Management and general administration	212
Operations, sales and marketing, and technology support	1,035

Total	1,788

Substantially all of our employees are based in the PRC. In accordance with PRC laws, our full-time employees in China participate in various employee benefit plans required by the government, including pension, medical benefit plans, unemployment insurance, work-related injury insurance and maternity insurance. The increase in the number of employees from December 31, 2013 to December 31, 2014 reflects the growing scope of our business operations.

Compensation for our full-time employees typically consists of base salary, seniority pay and other subsidies. In addition, based on our results of operations, we may award bonuses to our employees solely at our discretion.

E.	Share Ownership

The following table sets forth information with respect to beneficial ownership of our ordinary shares as of March 27, 2015 by:

•	each of our directors and executive officers; and

•	each person known to us to beneficially own 5% and more of our total outstanding Class A and Class B ordinary shares.

Pursuant to our Second Amended and Restated Memorandum and Articles of Association, our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to five votes per share. Only V1 Group and its affiliates, namely Dragon Joyce, OWX Holding and Action King, hold our Class B ordinary shares.

Except as otherwise noted, the business address of each person listed in the table is c/o China Mobile Games and Entertainment Group Limited, Block A, 15/F Huajian Building 233, Tianfu Road, Tianhe District, Guangzhou, PRC.

	Class A Ordinary Shares Beneficially Owned(1)		Class B Ordinary Shares Beneficially Owned(1)		Total Shares Beneficially Owned(1)(2)	Total Voting Power(1)
Name	Number	Percent(3)	Number	Percent(3)	Percent(3)	Percent(3)
Directors and Senior Officers:
Lijun Zhang(4)	22,949,089	8.8%	180,821,228	100%	46.0%	79.5%
Hendrick Sin(5)	16,672,771	6.3%	—	—	3.7%	1.4%
Yongchao Wang(6)	28,838,224	11.0%	—	—	6.5%	2.5%
Ken Jian Xiao(7)	8,818,866	3.3%	—	—	2.0%	0.8%
Ken Fei Fu Chang	*	*	—	—	*	*
Estella Yi Kum Ng	*	*	—	—	*	*
Chen-Wen Tarn(8)	12,308,680	4.8%	—	—	2.8%	1.1%
David Ku(9)	15,450,144	6.0%	—	—	3.5%	1.3%
Joel Chang	—	—	—	—	—	—
Shuling Ying(10)	4,721,878	1.8%	—	—	1.1%	0.4%
All Directors and Executive Officers as a group	114,256,782	43.7%	180,821,228	100%	66.7%	87.3%

Other Principal Shareholders
V1 Group Limited(11)	8,795,864	3.4%	180,821,228	100%	43.3%	78.6%
Trilogic Investments Limited(6)	24,999,522	9.7%	—	—	5.7%	2.2%
Champion Plus Group Limited(12)	29,400,000	11.4%	—	—	6.7%	2.5%

*	Less than 1% of our total outstanding Class A and Class B ordinary shares.
(1)	Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act, and includes voting or investment power with respect to the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.
(2)	Represents the total shares beneficially owned as a percentage of our total outstanding Class A and Class B ordinary shares as of March 27, 2015.
(3)	Assumes 438,345,157 ordinary shares outstanding as of March 27, 2015, comprised of 257,523,929 Class A ordinary shares and 180,821,228 Class B ordinary shares. Each holder of our Class B ordinary shares is entitled to five votes per Class B common share. Our Class B ordinary shares are convertible at any time by the holder into Class A ordinary shares on a share-for-share basis.
(4)	Consists of (a) 3,296,660 Class A ordinary shares held by Dr. Lijun Zhang personally, including 2,291,828 Class A ordinary shares in the form of ADSs and 117,925 restricted shares units that will become Class A ordinary shares once the restrictions are removed in September 2015; (b) 6,977,614 Class A ordinary shares held by Big Step Group Limited and beneficially owned by Dr. Zhang due to that Dr. Zhang is the sole shareholder of Big Step Group Limited; (c) 3,878,951 Class A ordinary shares that Dr. Zhang and his wife have the right to acquire within 60 days of March 27, 2015; and (d) 8,795,864 Class A ordinary shares and 180,821,228 Class B ordinary shares held directly and indirectly by V1 Group Limited. As chairman and a director of V1 Group Limited, Dr. Zhang has shared voting and investment control over all the shares held by V1 Group Limited and may be deemed to have beneficial ownership of the shares of the Issuer held by V1 Group Limited. Dr. Zhang disclaims beneficial ownership of all of the ordinary shares of the Issuer held by V1 Group Limited except to the extent of his pecuniary interest therein.
(5)

Consists of (a) 1,004,832 Class A ordinary shares held by Mr. Sin personally, including 117,925 restricted shares units that will become Class A ordinary shares once the restrictions are removed in September 2015; (b) 6,091,827 Class A ordinary shares that Mr. Sin has the right to acquire within 60 days of March 27,

2015; and (c) 9,576,112 Class A ordinary shares held by Silver Joyce International Limited, or Silver Joyce, and beneficially owned by Mr. Sin due to that Silver Joyce is controlled by Mr. Sin.
(6)	Consists of (a) 3,838,702 Class A ordinary shares that Mr. Wang has the right to acquire within 60 days of March 27, 2015; and (b) 24,999,522 Class A ordinary shares held by Trilogic Investments Limited, or Trilogic, including 8,193,248 Class A ordinary shares in the form of ADSs. Mr. Wang is the sole director of Trilogic, having voting and investment control over all the shares held by Trilogic and therefore may be deemed to share beneficial ownership of the shares held by Trilogic by virtue of his status as its controlling person. The registered address of Trilogic is OMC Chambers, P.O. Box 3152, Road Town, Tortola, British Virgin Islands.
(7)	Consists of (a) 1,190,000 Class A ordinary shares held by Mr. Xiao personally; (b) 7,628,866 Class A ordinary shares that Mr. Xiao has the right to acquire within 60 days of March 27, 2015.
(8)	Consists of (a) 1,272,863 Class A ordinary shares that Mr. Tarn has the right to acquire within 60 days of March 27, 2015; and (b) 11,035,817 Class A ordinary shares, including 11,035,808 Class A ordinary shares in the form of ADSs, held by PVG, a company organized under the laws of the People’s Republic of China, which we issued pursuant to a stock purchase agreement dated March 21, 2012. Mr. Tarn is an executive manager and a member of the investment committee at PVG, and disclaims beneficial ownership of the ordinary shares owned by PVG.
(9)	Consists of 15,450,144 Class A ordinary shares, including 15,450,134 Class A ordinary shares in the form of ADSs, held by Core Tech, a company incorporated under the laws of the British Virgin Islands, which we issued pursuant to a stock purchase agreement dated March 21, 2012. Mr. Ku is the chief financial officer of MediaTek, the parent company of Core Tech, and disclaims beneficial ownership of the ordinary shares owned by Core Tech.
(10)	Consists of (a) 494,228 Class A ordinary shares held by Mr. Ying personally; (b) 4,227,650 Class A ordinary shares that Mr. Ying has the right to acquire within 60 days of March 27, 2015.
(11)	Consists of Class A and Class B ordinary shares held by V1 Group, Action King, Dragon Joyce and OWX Holding. As 100% shareholder of each of Action King, Dragon Joyce and OWX Holding, V1 Group has voting and investment control over all the shares held by each of them and therefore may be deemed beneficial owner of their respective shares. The registered address of V1 Group is Canon’s Court, 22 Victoria Street, Hamilton HM12, Bermuda. The registered address of Action King is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. The registered address of Dragon Joyce is Newhaven Trustees (BVI) Limited of P.O. Box 933, 3rd Floor, Omar Hodge Building, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands. The registered address of OWX Holding is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.
(12)	Consists of 28,000,000 Class A ordinary shares held by Champion Plus Group Limited in the form of ADSs and 1,400,000 Class A ordinary shares that may be issued upon the exercise of warrants. Champion Plus Group Limited is beneficially owned by Zennon Capital Partners, L.P. Zennon Capital Limited, a Cayman Islands company, is the general partner of Zennon Capital Partners, L.P. Ms. Lee Pui Ah and Mr. Cheung Wing Hong Shannon are the directors of Zennon Capital Limited with the power make all decisions on behalf of Zennon Capital Limited, including decisions as general partner of Zennon Capital Partners, L.P. Under the limited partnership agreement of Zennon Capital Partners, L.P., Ms. Lee Pui Ah and Mr. Cheung Wing Hong Shannon are the sole persons entitled to vote with respect to any decisions relating to the Class A ordinary shares held by Champion Plus Group and therefore may be deemed to have beneficial ownership of the shares held by Champion Plus Group Limited by virtue of their status as its controlling persons. The registered address of Champion Plus Group Limited is Columbus Centre, Suite 210, Road Town, Tortola, British Virgin Islands.

As of March 27, 2015, 438,345,157 of our total Class A and Class B ordinary shares were issued and outstanding. Based on a review of the register of members maintained by our Cayman Islands registrar, we believe that 201,376,812 Class A ordinary shares, or approximately 45.9% of our issued and outstanding Class A and Class B shares, were held by record shareholders in the United States, represented by 14,384,050 ADSs held of record by The Bank of New York Mellon, the depositary of our ADS program.

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

In accordance with Accounting Standard Codification topic 810, we accounted for the 49% noncontrolling interest of our subsidiary obtained indirectly through the acquisition of Vogins as an equity transaction. The consideration transferred, including settlements of the preexisting relationships with Vogins, was allocated between the business acquired and the noncontrolling interest obtained based on their relative fair values. As a result, RMB12.9 million and RMB2.1 million of the consideration were allocated to the business acquired and the noncontrolling interest obtained, respectively. The difference of RMB1.5 million between the fair value of the consideration paid of RMB2.1 million and the carrying value of the 49% noncontrolling interest of RMB0.5 million was recorded as an adjustment in additional paid-in capital.

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

14,344

In connection with the transaction, we recognized gain on bargain purchase of RMB9.7 million. The gain on bargain purchase represents the excess of the fair value of the identifiable net assets acquired above the consideration transferred. We performed a comprehensive reassessment of the bargain purchase gain by verifying that all assets acquired and liabilities assumed were properly identified. The gain on bargain purchase was primarily attributable to the transaction not being subject to a competitive bidding process as a result of the original shareholders’ inexperience in the industry and their inability to market Vogins BVI to multiple potential buyers. The resulting gain on bargain purchase has been recorded in the consolidated statements of comprehensive income for the year ended December 31, 2013. No gain on bargain purchase was recorded for the year ended December 31, 2014.

During the year ended December 31, 2013, we provided temporary funding to Vogins Shanghai of an aggregate amount of RMB4.5 million to be used as working capital. The temporary funding is unsecured, interest-free and repayable on demand. We did not provide any temporary funding to Vogins Shanghai during the year ended December 31, 2014.

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

Agreement with MediaTek

We entered into an agreement with MediaTek in May 2013, pursuant to which we engaged MediaTek to customize and install our Game Center application onto its self-developed mobile phone chips.

Sale of Handset Inventories at Cost

In December 2013, we sold all inventories to Mr. Yixun Kuang and Mr. Zhengning Hu, who are employees of our company, at cost, due to the business transition from handset design business to game development and distribution. No gain or loss was resulted from the sale of inventories.

Transactions with V1 Group

During the year ended December 31, 2013, the 3GUU Group failed to meet the predetermined performance target as stipulated in its purchase agreement. As a result, V1 Group shares amounting to RMB37.2 million were returned to V1 Group by the original shareholders of the 3GUU Group, which was accounted for as deemed distribution to V1 Group.

During the year ended December 31, 2014, we entered into a revenue sharing arrangement with V1 Group, our controlling shareholder, pursuant to which we resell the video products of V1 Group in exchange for a portion of the revenues generated from such product.

Acquisitions and Restructuring

See “Item 4. Information on the Company—C. Organizational Structure—Our Contractual Arrangements with our VIEs.”

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

Beginning in June 2014, we were named as a defendant in two putative securities class actions filed in the United States District Court for the Southern District of New York, and in the United States District Court for the Southern District of New York, which have since been consolidated into one suit in the same court, In re China Mobile Games & Entertainment Group, Ltd. Securities Litigation, in the United States District Court for the Southern District of New York, Civ. No. 14-4471. The primary allegations are that certain Company filings with the Securities and Exchange Commission were false and/or misleading about the Company’s internal controls and compliance with U.S. GAAP. On November 20, 2014, the court consolidated the cases and appointed Miran Segregated Portfolio Company/Miran Long Short Equity Segregated Portfolio as the lead plaintiff. Plaintiffs filed their amended complaint on February 2, 2015, and on March 19, 2015 we moved to dismiss the complaint in full. We believe that we have meritorious defenses to the complaint and we intend to vigorously defend ourselves against the claim.

Dividend Policy

Our board of directors has complete discretion whether to pay dividends. If our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our directors may deem relevant. On March 26, 2015, our board of directors declared annual cash dividends in the aggregate amount of approximately US$4.4 million to the our shareholders of record as of the close of business on April 17, 2015, at US$0.01 per Class A or Class B ordinary share, or US$0.14 per ADS. The cash dividends are expected to be distributed on or about May 15, 2015.

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

Our ADSs are listed on the Nasdaq Global Market under the symbol “CMGE.” Every ADS represents 14 of our Class A ordinary shares. For the period from September 25, 2012 to April 27, 2015, the trading price of our ADSs on the Nasdaq Global Market has ranged from $3.00 to $40.31 per ADS.

The following table provides the high and low trading prices for our ADSs on the Nasdaq Global Market for the periods specified.

	Sales Price ($)
	High	Low
Annual High and Low
2012 (from September 25, 2012)	16.50	3.20
2013	25.25	3.00
2014	40.31	12.58
Quarterly High and Low
First Quarter 2013	10.50	3.00
Second Quarter 2013	18.50	7.79
Third Quarter 2013	16.97	10.88
Fourth Quarter 2013	25.25	11.39
First Quarter 2014	40.31	18.51
Second Quarter 2014	23.94	12.60
Third Quarter 2014	29.7	12.58
Fourth Quarter 2014	26.93	16.66
First Quarter 2015	19.89	15.30
Monthly High and Low
November 2014	26.93	21.29
December 2014	25.82	17.53
January 2015	19.57	15.44
February 2015	18.65	15.30
March 2015	19.89	16.64
April 2015 (through April 27, 2015)	22.61	16.56

B.	Plan of Distribution

Not Applicable.

C.	Markets

Our ADSs, each representing 14 Class A ordinary shares, have been listed on the Nasdaq Global Market since September 25, 2012 under the symbol “CMGE.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10. ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

Since the Company is not controlled by a PRC enterprise or a PRC enterprise group, it remains unclear whether the standards set out in the Circular 82 will apply or be cited for reference when considering whether the “de facto management bodies” of the Company and its overseas subsidiaries are in the PRC or not. Furthermore, we do not believe that any of our offshore entities meet all of the conditions detailed above, as the key assets and records for these entities, including the resolutions of their respective board of directors and the resolutions of their respective shareholders, are located and maintained outside of the PRC. While we do not currently consider our company or any of our overseas subsidiaries to be a PRC resident enterprise, there is a risk that the PRC tax authorities may deem our company or any of our overseas subsidiaries as a PRC resident enterprise since a substantial majority of the members of our management team as well as the management team of some of our offshore holding companies are located in China. If the PRC tax authorities determine that our Cayman Islands holding company is a “resident enterprise” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. For example, a 10% withholding tax may be imposed on dividends we pay to our non-PRC enterprise shareholders and, with respect to gains derived by our non-PRC enterprise shareholders, from transferring our shares or ADSs. It is unclear whether, if we are considered a PRC resident enterprise, holders of our shares or ADSs would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may be classified as a “resident enterprise” for PRC enterprise income tax purposes, which could result in unfavorable tax consequences to us and our non-PRC Shareholders.”

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

Passive Foreign Investment Company

Based on the market value of our ADSs, the value of our assets and the composition of our income and assets, we do not believe we were a passive foreign investment company for United States federal income tax purposes, or PFIC, for the taxable year ended December 31, 2014, and we do not expect to be a PFIC for our current taxable year ending December 31, 2015. However, the determination of PFIC status is based on an annual determination that cannot be made until the close of a taxable year, involves extensive factual investigation, including ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income that we earn, and is subject to uncertainty in several respects. Accordingly, we cannot assure you that we will not be treated as a PFIC for any taxable year or that the IRS will not take a contrary position.

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

For this purpose, passive income generally includes dividends, interest, royalties and rents (other than certain royalties and rents derived in the active conduct of a trade or business and not derived from a related person). The classification of certain of our income as active or passive and certain of our assets as producing active or passive income, and hence whether we expect to be or will become a PFIC, depends on the interpretation of certain United States Treasury Regulations, including certain regulations relating to royalty income and income from intangible assets, as well as certain IRS guidance relating to the classification of assets as producing active or passive income and certain IRS guidance relating to the distinction between services and royalties for United States federal income tax purposes. Such regulations and guidance are potentially subject to different interpretations. If the percentage of our assets treated as producing passive income increases, we may be a PFIC for the taxable year ended December 31, 2014, or we may become a PFIC for the current or one or more future taxable years.

The determination of whether we expect to be or will become a PFIC will depend in part upon the value of our goodwill and other unbooked intangibles not reflected on our balance sheet (which may depend upon the market value or the ADSs or ordinary shares) and also will be affected by how, and how quickly, we spend our liquid assets. In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our current market capitalization. Among other matters, if our market capitalization decreases below our current market capitalization, we may become a PFIC for the current or future taxable years because our liquid assets and cash (which are for this purpose considered assets that produce passive income) may then represent a greater percentage of our overall assets. Further, while we believe our classification methodology and valuation approach is reasonable, it is possible that the Internal Revenue Service may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our company being classified as a PFIC for the taxable year ended December 31, 2014, or becoming classified as a PFIC for the current or one or more future taxable years.

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

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

Our revenues and purchases from our PRC subsidiaries and our VIEs are primarily denominated in Renminbi. Our assets and liabilities are also denominated in Renminbi, except for cash held in other currencies, which included US$1.7 million as of December 31, 2014. As a result, fluctuations in the exchange rates between the U.S. dollar and Renminbi may affect our results of operations and financial condition, but not significantly. The Renminbi’s exchange rate with the U.S. dollar is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under this policy, the Renminbi was permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. For almost two years after reaching a high against the U.S. dollar in July 2008, the Renminbi traded within a narrow band against the U.S. dollar, remaining within 1% of its July 2008 high. As a consequence, the Renminbi fluctuated sharply since July 2008 against other freely traded currencies, in tandem with the U.S. dollar. In June 2010, the PRC government announced that it would increase the Renminbi exchange rate flexibility and since that time the Renminbi has gradually appreciated against the U.S. dollar. On March 14, 2014, the People’s Bank of China announced the widening of the daily trading band for Renminbi against U.S. dollar. Since most of our revenues and costs are denominated in Renminbi, while a portion of cash and cash equivalents are denominated in U.S. dollars, any significant revaluation of RMB may materially and adversely affect our cash flows, revenues, earnings and financial position.

To the extent that we need to convert U.S. dollars we receive from financing activities into the Renminbi for our operations or other uses within the PRC, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. On the other hand, a decline in the value of the Renminbi against the U.S. dollar could reduce the U.S. dollar equivalent amounts of our financial results, the value of your investment in our company and the dividends we may pay in the future, if any, all of which may have a material adverse effect on the prices of ADSs. As of December 31, 2014, we had U.S. dollar-denominated cash balances of US$1.7 million. Assuming we had converted the US$1.7 million into the Renminbi at the exchange rate of US$1.00 for RMB6.2046 as of December 31, 2014, this cash balance would have been RMB10.5 million. Assuming a 5% appreciation of the RMB against the U.S. dollar, this cash balance would have decreased to RMB10.0 million (US$1.7 million).

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

Inflation Risk

In recent years, inflation has not had a material impact on our results of operations. According to the National Bureau of Statistics of China, China’s Consumer Price Index increased by 2.6%, 2.6% and 2.0% in 2012, 2013 and 2014, respectively. If inflation rises, it may materially and adversely affect our business.

Credit Risk

As of December 31, 2014, substantially all of our cash and cash equivalents and short-term investments were deposited in financial institutions located in the PRC, which management believes are of high credit quality. We have not experienced any losses on deposits of cash and cash equivalents.

Accounts receivable are typically unsecured and derived from revenue earned from customers and agents in the PRC, which are exposed to credit risk. The risk is mitigated by credit evaluations we perform on our counterparties and our ongoing monitoring process of outstanding balances. Approximately 14% of total net revenues were derived from one customer, namely China Mobile Communications Corporation Jiangsu Ltd., for the year ended December 31, 2012. Approximately 10% and 10% of total net revenues were derived from two customers, namely China Mobile Communications Corporation Jiangsu Ltd., and Shenzhen Vichit Technology Co., Ltd., for the year ended December 31, 2013, respectively. Approximately 19% of total net revenues were derived from one customer, namely China Mobile Communications Corporation Guangdong Ltd for the year ended December 31, 2014.

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

Use of Proceeds

For the period from the effective date of the registration statement on Form F-1, as amended (File Number 333-183423) relating to the listing of 1,574,741 ADSs, representing 22,046,374 Class A ordinary shares, on September 20, 2012 to December 31, 2014, we did not incur any expenses in connection with the distribution and listing of the ADSs, as we did not receive any net proceeds from the distribution or listing.

The following “use of proceeds” information relates to the registration statement on Form F-3, as amended (File number: 333-194387) for our public offering of 3,442,000 ADSs, representing 48,188,000 Class A ordinary shares, for a maximum aggregate offering price of $82.6 million. The registration statement was declared effective by the SEC on March 20, 2014. We completed the public offering on March 26, 2014. For the period from the effective date of the registration statement on Form F-3 to December 31, 2014, in connection with the issuance and distribution of the ADSs we incurred expenses and paid to others US$3.9 million for underwriting discounts and commissions and US$0.9 million for other expenses. We received net proceeds of approximately $77.8 million from the public offering. Credit Suisse Securities (USA) LLC, Barclays Capital Inc., Jefferies LLC, Nomura Securities International, Inc. and Brean Capital, LLC were the underwriters for the public offering. For the period from the effective date of the registration statement on Form F-3 to December 31, 2014, we used the net proceeds received from follow-on public offering as follows:

•	approximately US$30.9 million for acquisition of game licenses and IP,

•	approximately US$24.3 million for strategic investments in businesses in the mobile game value chain; and

•	approximately US$3.6 million to for investment in game development.

Item 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and our chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based on that evaluation, our management has concluded that our disclosure controls and procedures as of December 31, 2014 were not effective due to the material weaknesses in internal control over financial reporting described below and in “Item 3. Key Information. D—Risk Factors—If we fail to maintain an effective system of internal control over financial reporting, we may lose investor confidence in the reliability of our financial statements.”

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such item is defined in Rule 13a-15(f) under the Exchange Act, for our company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with generally accepted accounting principles and includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2014 using criteria established in “Internal Control—Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission.

As a result of management’s evaluation of our internal control over financial reporting, management identified a material weakness in our internal control over financial reporting. Specifically, the material weakness identified related to insufficient personnel with U.S. GAAP expertise in the preparation and review of the financial statements and related disclosures in accordance with U.S. GAAP and SEC reporting requirements. As a result of the material weakness, management has concluded that our internal control over financial reporting was ineffective as of December 31, 2014.

To remediate the material weakness described above and enhance our internal control over financial reporting, management has implemented the following changes: (i) provided and continue to provide additional training for our new and existing personnel by expanding the training program on U.S. GAAP financial statement preparation and financial reporting and (ii) hired additional staff with financial reporting experience. In particular, since the beginning of 2013 we have hired one finance manager, two assistant finance managers and one internal audit manager.

Attestation Report of the Registered Public Accounting Firm

This annual report does not include a report of an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the SEC for emerging growth companies.

Changes in Internal Control Over Financial Reporting

Management has evaluated, with the participation of our chief executive officer and chief financial officer, whether any changes in our internal control over financial reporting that occurred during our last fiscal year have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Based on the evaluation we conducted, management has concluded that only those changes implemented by management and described under “—Management’s Annual Report on Internal Control over Financial Reporting” above occurred during the period covered by this annual report on Form 20-F. Management believes the measures that have been implemented to remediate the material weakness identified have had a material impact on our internal control over financial reporting, and anticipates that these measures and other ongoing enhancements will continue to have a material impact on our internal control over financial reporting in future periods.

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Ms. Estella Yi Kum Ng qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F. Ms. Estella Yi Kum Ng, Mr. Chen-Wen Tarn and Mr. Joel Chang satisfy the “independence” requirements of Section 5605(a)(2) of the Nasdaq Listing Rules and under Rule 10A-3 under the Exchange Act.

Item 16B. CODE OF ETHICS

Our board of directors has adopted a code of ethics that applies to our directors, officers, employees and agents, including certain provisions that specifically apply to our chief executive officer, chief financial officer, chief operating officer, chief technology officer, vice presidents and any other persons who perform similar functions for us. We are filing our amended and restated code of business conduct and ethics as Exhibit 11.1 to this annual report and you can also find the code on our website http://www.cmge.com. We hereby undertake to provide to any person without charge, a copy of our code of business conduct and ethics within ten working days after we receive such person’s written request.

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Ernst & Young Hua Ming LLP, our principal external auditors, for the periods indicated.

	2012	2013	2014
	RMB	RMB	RMB	US$
Audit fees(1)	1,580	1,554	3,262	526
Audit-related fees(2)	1,196	1,207	1,807	291
Tax fees(3)	—	—	—	—
All other fees	—	—	—	—

(1)	“Audit fees” means the aggregate fees billed for each of the fiscal years for professional services rendered by our principal accountant for the audit of our annual financial statements.
(2)	“Audit-related fees” means the aggregate fees billed in each of the fiscal years for interim review, agreed-upon procedures performed in relation to interim financial information and professional services associated with SEC filings.
(3)	“Tax fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for tax compliance, tax advice, and tax planning.

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

In addition, because V1 Group owns more than 50% of the total voting rights in our company, we are a “controlled company” under the Nasdaq Listing Rules. As a controlled company under the Nasdaq Listing Rules, we are not required to comply with certain Nasdaq corporate governance requirements, including the requirements:

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

Item 19. EXHIBITS

Exhibit Number	Description of Document

1.1	Second Amended and Restated Memorandum and Articles of Association of China Mobile Games and Entertainment Group Limited (incorporated by reference to Exhibit 3.2 from our F-1 registration statement (File No. 333-183423), as amended, initially filed publicly with the Commission on August 20, 2012)

2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3)

2.2	Registrant’s Specimen Certificate for ordinary shares (incorporated by reference to Exhibit 4.2 from our F-1 registration statement (File No. 333-183423), as amended, initially filed publicly with the Commission on August 20, 2012)

2.3	Form of Deposit Agreement, among China Mobile Games and Entertainment Group Limited, the depositary and the owners and holders of American Depositary Shares (incorporated by reference to Exhibit 4.3 from our F-1 registration statement (File No. 333-183423), as amended, initially filed publicly with the Commission on August 20, 2012)

4.1	Form of Employment Agreement (incorporated by reference to Exhibit 10.1 from our F-1 registration statement (File No. 333-183423), as amended, initially filed publicly with the Commission on August 20, 2012)

4.2	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.2 from our F-1 registration statement (File No. 333-183423), as amended, initially filed publicly with the Commission on August 20, 2012)

4.3	English translation of Supplementary Agreement to Technology Services Agreement between Guangzhou Yitongtianxia Software Development Co., Ltd. and Guangzhou Yingzheng Information Technology Co., Ltd. dated December 30, 2011 (incorporated by reference to Exhibit 10.18 from our F-1 registration statement (File No. 333-183423), as amended, initially filed publicly with the Commission on August 20, 2012)

4.4	English translation of Supplementary Agreement to Loan Agreement among Guangzhou Yitongtianxia Software Development Co., Ltd., Yongchao Wang, De Liang and Feng Zheng dated December 30, 2011 (incorporated by reference to Exhibit 10.25 from our F-1 registration statement (File No. 333-183423), as amended, initially filed publicly with the Commission on August 20, 2012)

4.5	English translation of Supplementary Agreement between Guangzhou Yitongtianxia Software Development Co., Ltd., Guangzhou Yingzheng Information Technology Co., Ltd., Yongchao Wang, De Liang and Feng Zheng dated August 23, 2011 (incorporated by reference to Exhibit 10.27 from our F-1 registration statement (File No. 333-183423), as amended, initially filed publicly with the Commission on August 20, 2012)

Exhibit Number	Description of Document

4.6	English translation of Supplementary Agreement between 3GUU Mobile Entertainment Industrial Co., Ltd. and Guangzhou Yingzheng Information Technology Co., Ltd. dated December 16, 2011 (incorporated by reference to Exhibit 10.29 from our F-1 registration statement (File No. 333-183423), as amended, initially filed publicly with the Commission on August 20, 2012)

4.7	English translation of Agreement on Issues regarding Shareholder Voting Proxy among Guangzhou Yingzheng Information Technology Co., Ltd., Guangzhou Yitongtianxia Software Development Co., Ltd., 3GUU Mobile Entertainment Industrial Co., Ltd., Yongchao Wang, Feng Zheng and De Liang dated December 16, 2011 (incorporated by reference to Exhibit 10.30 from our F-1 registration statement (File No. 333-183423), as amended, initially filed publicly with the Commission on August 20, 2012)

4.8	Share Option Scheme (incorporated by reference to Exhibit 10.47 from our F-1 registration statement (File No. 333-183423), as amended, initially filed publicly with the Commission on August 20, 2012)

4.9	Form of Amended and Restated Subscription Agreement between China Mobile Games and Entertainment Group Limited and directors or executive officers (incorporated by reference to Exhibit 10.48 from our F-1 registration statement (File No. 333-183423), as amended, initially filed publicly with the Commission on August 20, 2012)

4.10	Non-compete Agreement between China Mobile Games and Entertainment Group Limited and V1 Group Limited dated October 21, 2011 (incorporated by reference to Exhibit 10.49 from our F-1 registration statement (File No. 333-183423), as amended, initially filed publicly with the Commission on August 20, 2012)

4.11	Amendment to Non-compete Agreement between China Mobile Games and Entertainment Group Limited and V1 Group Limited dated August 15, 2012 (incorporated by reference to Exhibit 10.50 from our F-1 registration statement (File No. 333-183423), as amended, initially filed publicly with the Commission on August 20, 2012)

4.12	Share Purchase Agreement among V1 Group Limited, China Mobile Games and Entertainment Group Limited, Core Tech Resources Inc., MediaTek Inc. and PVG Venture Capital Partners (Wuxi), Limited Partnership dated March 21, 2012 (incorporated by reference to Exhibit 10.55 from our F-1 registration statement (File No. 333-183423), as amended, initially filed publicly with the Commission on August 20, 2012)

4.13	Share Purchase Agreement between Champion Plus Group Limited and China Mobile Games and Entertainment Group Limited, dated July 26, 2013 (incorporated by reference to Exhibit 4.13 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 7, 2014)

4.14	Share Purchase Agreement between Grand Synergy Limited and China Mobile Games and Entertainment Group Limited, dated July 26, 2013 (incorporated by reference to Exhibit 4.14 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 7, 2014)

4.15	Share Purchase Agreement between ICBC Credit Suisse Asset Management (International) Company Limited, acting as the Investment Manager for the National Council for Social Security Fund and China Mobile Games and Entertainment Group Limited, dated November 15, 2013 (incorporated by reference to Exhibit 4.15 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 7, 2014)

4.16	English translation of Supplementary Agreement among Shenzhen Lanyue Internet Technology Co, Ltd. and China Wave Group Limited dated September 1, 2013 (incorporated by reference to Exhibit 4.16 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 7, 2014)

Exhibit Number	Description of Document

4.17	English translation of Exclusive Technology and Market Promotion Services Agreement among Huiyou Digital (Shenzhen) Ltd. and Shenzhen Lanyue Internet Technology Co, Ltd. dated September 13, 2013 (incorporated by reference to Exhibit 4.17 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 7, 2014)

4.18	English translation of Technology Services Agreement among Huiyou Digital (Shenzhen) Ltd. and Shenzhen Lanyue Internet Technology Co, Ltd. dated September 13, 2013 (incorporated by reference to Exhibit 4.18 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 7, 2014)

4.19	English translation of Supplementary Agreement to Technology Services Agreement among Huiyou Digital (Shenzhen) Ltd. and Shenzhen Lanyue Internet Technology Co, Ltd. dated September 13, 2013(incorporated by reference to Exhibit 4.19 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 7, 2014)

4.20	English translation of Personal Loan Agreement among Huiyou Digital (Shenzhen) Ltd. and Ken Jian Xiao dated September 10, 2013(incorporated by reference to Exhibit 4.20 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 7, 2014)

4.21	English translation of Supplementary Agreement to Personal Loan Agreement among Huiyou Digital (Shenzhen) Ltd. and Ken Jian Xiao dated September 10, 2013 (incorporated by reference to Exhibit 4.21 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 7, 2014)

4.22	English translation of Voting Proxy Agreement among Huiyou Digital (Shenzhen) Ltd., Shenzhen Lanyue Internet Technology Co, Ltd., Ken Jian Xiao and Xiongfei Liu dated September 16, 2013 (incorporated by reference to Exhibit 4.22 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 7, 2014)

4.23	English translation of Supplementary Agreement to Voting Proxy Agreement among Huiyou Digital (Shenzhen) Ltd., Shenzhen Lanyue Internet Technology Co, Ltd., Ken Jian Xiao and Xiongfei Liu dated September 16, 2013(incorporated by reference to Exhibit 4.23 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 7, 2014)

4.24	English translation of Agreement on Matters Regarding Voting Proxy among Huiyou Digital (Shenzhen) Ltd., Shenzhen Lanyue Internet Technology Co, Ltd., China Wave Group Limited, Ken Jian Xiao and Xiongfei Liu dated September 16, 2013 (incorporated by reference to Exhibit 4.24 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 7, 2014)

4.25	English translation of Option Agreement among Huiyou Digital (Shenzhen) Ltd., Ken Jian Xiao and Xiongfei Liu dated September 16, 2013 (incorporated by reference to Exhibit 4.25 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 7, 2014)

4.26	English translation of Equity Pledge Agreement among Huiyou Digital (Shenzhen) Ltd., Shenzhen Lanyue Internet Technology Co, Ltd., Ken Jian Xiao and Xiongfei Liu dated September 16, 2013 (incorporated by reference to Exhibit 4.26 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 7, 2014)

4.27	English translation of Supplementary Agreement among Huiyou Digital (Shenzhen) Ltd., Shenzhen Lanyue Internet Technology Co, Ltd., Ken Jian Xiao and Xiongfei Liu dated September 16, 2013 (incorporated by reference to Exhibit 4.27 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 7, 2014)

4.28	English translation of the Letter of Undertaking by Xiongfei Liu dated September 16, 2013 (incorporated by reference to Exhibit 4.28 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 7, 2014)

Exhibit Number	Description of Document

8.1*	Subsidiaries of China Mobile Games and Entertainment Group Limited

11.1*	Code of Business Conduct and Ethics of China Mobile Games and Entertainment Group Limited

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Ernst & Young Hua Ming LLP, an independent registered public accounting firm

15.2*	Consent of Guantao Law Firm

101*

Financial information from registrant for the year ended December 31, 2014 formatted in eXtensible Business Reporting Language (XBRL):

(i) Consolidated Balance Sheets as of December 31, 2013 and 2014; (ii) Consolidated Statements of Comprehensive Income for the Years Ended December 31, 2012, 2013 and 2014; (iii) Consolidated Statements of Cash Flows for the Years Ended December 31, 2012, 2013 and 2014; (iv) Consolidated Statements of Shareholders’ Equity for the Years Ended December 31, 2012, 2013 and 2014; and (v) Notes to Consolidated Financial Statements

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

Date: April 29, 2015

CHINA MOBILE GAMES AND ENTERTAINMENT GROUP LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of China Mobile Games and Entertainment Group Limited

We have audited the accompanying consolidated balance sheets of China Mobile Games and Entertainment Group Limited (the “Company”) as of December 31, 2014 and 2013, and the related consolidated statements of comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2014. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of China Mobile Games and Entertainment Group Limited at December 31, 2014 and 2013, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young Hua Ming LLP

Shenzhen, the People’s Republic of China

April 29, 2015

CHINA MOBILE GAMES AND ENTERTAINMENT GROUP LIMITED

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”),

except for number of shares)

		As of December 31,
	Notes	2013	2014	2014
		RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents		249,126	349,343	56, 304
Restricted cash		15,725	—	—
Short-term investments		51,772	42,361	6,827
Accounts receivable	5	140,049	553,157	89,153
Prepayments and other current assets	6	91,585	192,855	31,083
Amounts due from related parties	22	6,097	6,087	981
Deferred tax assets, net	20	1,100	2,880	464

Total current assets		555,454	1,146,683	184,812

Non-current assets:
Property and equipment, net	8	13,085	23,602	3,804
Goodwill	9	564,841	564,841	91,036
Intangible assets, net	10	86,891	212,560	34,258
Prepayments	11	23,000	17,400	2,804
Equity method investments, net	7	—	17,311	2,790
Long-term investments, net	7	2,000	128,888	20,773
Deferred tax assets, net	20	2,714	5,105	822
Other non-current assets	12	5,139	71,225	11,479

Total non-current assets		697,670	1,040,932	167,766

TOTAL ASSETS		1,253,124	2,187,615	352,578

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank borrowing	13	14,000	—	—
Accounts payable (including accounts payable of the variable interest entities (“VIEs”) without recourse to the Company of RMB35,178 and RMB164,495 (US$26,512) as of December 31, 2013 and 2014, respectively)		59,170	189,491	30,540
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the VIEs without recourse to the Company of RMB23,618 and RMB78,434 (US$12,641) as of December 31, 2013 and 2014, respectively)	14	41,174	90,697	14,618
Deferred revenue (including deferred revenue of the VIEs without recourse to the Company of RMB1,722 and RMB17,819 (US$2,872) as of December 31, 2013 and 2014, respectively)		12,413	17,824	2,873
Income tax payable		1,851	2,829	456
Amounts due to related parties	22	—	9,560	1,541

Total current liabilities		128,608	310,401	50,028

		As of December 31,
	Notes	2013	2014	2014
		RMB	RMB	US$
Non-current liabilities:
Unrecognized tax benefits (including unrecognized tax benefits of the VIEs without recourse to the Company of RMB4,702 and RMB7,833 (US$1,262) as of December 31, 2013 and 2014, respectively)	20	9,970	16,270	2,622
Deferred tax liabilities	20	7,793	4,464	719
Other non-current liabilities (including other non-current liabilities of the VIEs without recourse to the Company of RMB2,000 and RMB2,000 (US$322) as of December 31, 2013 and 2014, respectively)		2,000	2,000	322

Total non-current liabilities		19,763	22,734	3,663

Total liabilities		148,371	333,135	53,691

Commitments and contingencies	24
Mezzanine equity:
Contingently redeemable ordinary shares (US$0.001 par value, 26,485,961 shares authorized; 26,485,961 and nil shares issued and outstanding as of December 31, 2013 and 2014, respectively; aggregate liquidation preference amount of RMB75,899 and nil as of December 31, 2013 and 2014, respectively; aggregate redemption amount of RMB77,677 and nil, respectively, as of December 31, 2013 and 2014)	17	77,677	—	—
Shareholders’ equity:
Class A ordinary shares (US$0.001 par value, 750,000,000 shares authorized; 178,034,362 and 257,523,929 shares issued and outstanding as of December 31, 2013 and 2014, respectively)	18	1,121	1,610	259
Class B ordinary shares (US$0.001 par value, 250,000,000 shares authorized; 180,821,228 and 180,821,228 shares issued and outstanding as of December 31, 2013 and 2014, respectively)	18	1,179	1,179	190
Additional paid-in capital		1,003,417	1,604,851	258,655
Retained earnings		19,635	251,759	40,576
Accumulated other comprehensive income (loss)	18	122	(2,735)	(441)

Total China Mobile Games and Entertainment Group Limited’s equity		1,025,474	1,856,664	299,239
Noncontrolling interests		1,602	(2,184)	(352)

Total shareholders’ equity		1,027,076	1,854,480	298,887

TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY		1,253,124	2,187,615	352,578

The accompanying notes are an integral part of the consolidated financial statements.

CHINA MOBILE GAMES AND ENTERTAINMENT GROUP LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”),

except for number of shares and per share data)

		For the Years Ended December 31,
	Notes	2012	2013	2014	2014
		RMB	RMB	RMB	US$
Net revenues (a)
Games		172,185	319,218	1,264,695	203,832
Handset design		15,408	33,789	—	—

Total net revenues		187,593	353,007	1,264,695	203,832

Cost of revenues (b)
Games		(74,878)	(124,506)	(483,943)	(77,997)
Handset design		(16,852)	(31,491)	—	—

Total cost of revenues		(91,730)	(155,997)	(483,943)	(77,997)

Gross profit		95,863	197,010	780,752	125,835
Operating expenses:
Selling expenses		(15,838)	(110,954)	(320,887)	(51,718)
General and administrative expenses		(35,633)	(55,925)	(131,174)	(21,141)
Research and development expenses		(35,071)	(54,294)	(111,293)	(17,937)
Impairment of goodwill	9	(33,517)	—	—	—
Impairment of intangible assets	10	(10,910)	(2,613)	—	—
Listing expenses	15	(17,307)	—	—	—

Total operating expenses		(148,276)	(223,786)	(563,354)	(90,796)

Operating (loss) income		(52,413)	(26,776)	217,398	35,039
Interest income		1,474	3,322	8,241	1,328
Share of losses in equity method investments		—	—	(1,809)	(292)
Other income (c)	16	451	25,654	5,238	844
Changes in fair value of contingently returnable consideration assets		27,326	24,366	—	—

(Loss) income before income taxes and noncontrolling interests		(23,162)	26,566	229,068	36,919
Income tax benefit (expense)	20	8,689	197	(1,121)	(180)

Net (loss) income		(14,473)	26,763	227,947	36,739

Accretion of contingently redeemable ordinary shares	17	(3,023)	(3,174)	—	—

Net (loss) income attributable to shareholders		(17,496)	23,589	227,947	36,739

Net (loss) income attributable to noncontrolling interests		(135)	503	(4,177)	(673)
Net (loss) income attributable to China Mobile Games and Entertainment Group Limited’s ordinary shareholders		(17,361)	23,086	232,124	37,412

Other comprehensive income (loss):
Foreign currency translation adjustments		7	542	(3,332)	(537)
Unrealized gains on available-for-sale security		—	—	475	77

Other comprehensive income (loss)		7	542	(2,857)	(460)

Comprehensive (loss) income		(17,489)	24,131	225,090	36,279

		For the Years Ended December 31,
	Notes	2012	2013	2014	2014
		RMB	RMB	RMB	US$
Comprehensive (loss) income attributable to noncontrolling interests		(135)	451	(4,177)	(673)
Comprehensive (loss) income attributable to China Mobile Games and Entertainment Group Limited’s ordinary shareholders		(17,354)	23,680	229,267	36,952

(Loss) earnings per share for Class A and Class B ordinary shares:
Basic	25	(0.06)	0.07	0.55	0.09
Diluted	25	(0.06)	0.06	0.52	0.08
(Loss) earnings per ADS:
Basic	25	(0.84)	0.98	7.67	1.24
Diluted	25	(0.84)	0.84	7.22	1.16
Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	25	302,853,059	319,576,830	423,638,426	423,638,426
Diluted	25	302,853,059	333,580,269	449,823,005	449,823,005
Weighted average number of ADS:
Basic	25	21,632,361	22,826,916	30,259,888	30,259,888
Diluted	25	21,632,361	23,827,162	32,130,215	32,130,215
(a) Net revenues from related parties
Games		—	7,444	—	—

(b) Cost of revenues to related parties
Games		—	(1,571)	(546)	(88)

(c) Other income from related parties		—	12,013	—	—

The accompanying notes are an integral part of the consolidated financial statements.

CHINA MOBILE GAMES AND ENTERTAINMENT GROUP LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”))

	For the Years Ended December 31,
	2012	2013	2014	2014
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net (loss) income	(14,473)	26,763	227,947	36,739
Adjustments to reconcile net income to net cash generated from (used in) operating activities:
Depreciation of property and equipment	2,462	4,288	8,860	1,428
Amortization of intangible assets	23,583	22,707	59,488	9,588
Amortization of non-current prepayments	1,400	5,600	5,600	903
Loss on disposal of property and equipment	4	22	1,184	191
Loss on disposal of intangible assets	275	—	—	—
Impairment of intangible assets	10,910	2,613	—	—
Impairment of goodwill	33,517	—	—	—
Share of losses in equity method investments	—	—	1,809	292
Share-based compensation expenses	14,075	14,020	37,385	6,025
Listing expenses	17,307	—	—	—
Write-off of obsolete inventories	669	—	—	—
Write-off of accounts receivable	553	—	—	—
Changes in fair value of contingently returnable consideration assets	(27,326)	(24,366)	—	—
Deferred tax benefit	(2,720)	(3,474)	(7,499)	(1,209)
Gain on disposal of a subsidiary	—	(14,332)	—	—
Gain on bargain purchase	—	(9,654)	—	—
Changes in operating assets and liabilities:
Accounts receivable	13,842	(88,287)	(413,108)	(66,581)
Prepayments and other current assets	(622)	(72,197)	(105,278)	(16,969)
Inventories	(925)	2,359	—	—
Amounts due from related parties	1,349	(6,097)	10	2
Other non-current assets	—	(7,244)	(38,670)	(6,233)
Accounts payable	(5,461)	53,773	130,321	21,004
Amounts due to related parties	(5,551)	(991)	9,560	1,541
Income tax payable	(11,039)	1,775	976	157
Accrued expenses and other current liabilities	3,632	19,943	49,544	7,985
Unrecognized tax benefits	(5,449)	1,400	6,300	1,015
Deferred revenue	(2,197)	10,716	5,411	872

Net cash generated from (used in) operating activities	47,815	(60,663)	(20,160)	(3,250)

Cash flows from investing activities:
Acquisition of equity method investments	—	—	(24,120)	(3,888)
Acquisition of a subsidiary, net of cash acquired	—	104	—	—
Loans to a third party	(3,040)	(1,443)	(5,500)	(886)
Acquisition of property and equipment	(1,845)	(14,342)	(19,679)	(3,172)
Purchases of long-term investments	—	(2,000)	(126,413)	(20,374)
Acquisition of intangible assets	(7,666)	(50,134)	(171,557)	(27,650)
Prepayment for an intangible asset	(2,500)	—	—	—

	For the Years Ended December 31,
	2012	2013	2014	2014
	RMB	RMB	RMB	US$
Prepayments for non-current assets	(30,000)	—	(27,395)	(4,415)
Receivables from game developers	(10,000)	(3,600)	—	—
Purchase of short-term investments	(45,500)	(62,849)	(79)	(13)
Maturity of short-term investments	500	56,077	9,490	1,530
Net proceeds from disposal of a subsidiary	—	4	(15)	(2)
Proceeds from disposal of property and equipment	—	622	—	—

Net cash used in investing activities	(100,051)	(77,561)	(365,268)	(58,870)

Cash flows from financing activities:
Proceeds from short-term bank borrowing	—	14,000	—	—
Repayment of short-term bank borrowing	—	—	(14,000)	(2,256)
Repayment of loan from a third-party	—	(2,000)	—	—
Dividends paid	(63,000)	—	—	—
Restricted cash	—	(15,725)	15,725	2,534
Proceeds from government grants	—	2,000	—	—
Proceeds from issuance of contingently redeemable ordinary shares	75,648	—	—	—
Proceeds from issuance of ordinary shares	—	256,265	484,072	78,018
Payment of issuance costs of ordinary shares	—	(5,840)	(9,833)	(1,584)
Capital contribution from noncontrolling interests	200	138	391	63
Proceeds from exercise of share-based awards	—	11,589	12,235	1,972
Payment of issuance costs of contingently redeemable ordinary shares	(1,813)	—	—	—
Payment of listing expenses	(17,307)	—	—	—

Net cash (used in) generated from financing activities	(6,272)	260,427	488,590	78,747

Exchange rate effect on cash and cash equivalents	7	(1,813)	(2,945)	(475)

Net (decrease) increase in cash and cash equivalents	(58,501)	120,390	100,217	16,152
Cash and cash equivalents, beginning of the year	187,237	128,736	249,126	40,152

Cash and cash equivalents, end of the year	128,736	249,126	349,343	56,304

Supplemental disclosure of cash flows information:
Income taxes paid	11,192	105	1,452	234

Interest paid	—	20	37	6

Non-cash activities:
Acquisition of noncontrolling interests	—	1,543	—	—

Equity issuance costs incurred from issuance of ordinary shares (Note 21(c))	—	3,582	4,176	673

Deemed dividend to V1 Group Limited (previously known as VODone Limited, “V1 Group”)	32,929	38,014	—	—

Settlement of unrecognized tax benefits from disposal of a subsidiary	—	13,374	—	—

Settlement of loan to a third party in business acquisition	—	4,483	—	—

The accompanying notes are an integral part of the consolidated financial statements.

CHINA MOBILE GAMES AND ENTERTAINMENT GROUP LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares)

	Total China Mobile Games and Entertainment Group Limited’s equity
	Number of shares		Ordinary shares	Additional paid-in capital	Retained earnings	Accumulated other comprehensive (loss) income	Noncontrolling interests	Total shareholders’ equity
	Class A	Class B	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2011	113,112,458	189,617,092	1,937	709,815	84,853	(427)	—	796,178
Net loss for the year	—	—	—	—	(14,338)	—	(135)	(14,473)
Other comprehensive income	—	—	—	—	—	7	—	7
Accretion of contingently redeemable ordinary shares	—	—	—	—	(3,023)	—	—	(3,023)
Deemed dividend to V1 Group	—	—	—	2,313	(32,929)	—	—	(30,616)
Capital contribution from noncontrolling interests	—	—	—	—	—	—	200	200
Share-based compensation expenses	—	—	—	14,075	—	—	—	14,075
Exercise of share-based awards	464,750	—	3	(3)	—	—	—	—

Balance as of December 31, 2012	113,577,208	189,617,092	1,940	726,200	34,563	(420)	65	762,348

Net income for the year	—	—	—	—	26,260	—	503	26,763
Other comprehensive income	—	—	—	—	—	542	—	542
Accretion of contingently redeemable ordinary shares	—	—	—	—	(3,174)	—	—	(3,174)
Deemed dividend to V1 Group	—	—	—	—	(38,014)	—	—	(38,014)
Recognition of noncontrolling interests	—	—	—	—	—	—	1,416	1,416
Acquisition of noncontrolling interests (Note 4)	—	—	—	1,543	—	—	(520)	1,023
Conversion of Class B to Class A ordinary shares (Note 18)	8,795,864	(8,795,864)	—	—	—	—	—	—
Issuance of ordinary shares	50,866,900	—	322	246,521	—	—	—	246,843
Issuance of warrants (Note 21)	—	—	—	10,139	—	—	—	10,139
Capital contribution from noncontrolling interests	—	—	—	—	—	—	138	138
Share-based compensation expenses	—	—	—	7,463	—	—	—	7,463
Exercise of share-based awards	4,794,390	—	38	11,551	—	—	—	11,589

Balance as of December 31, 2013	178,034,362	180,821,228	2,300	1,003,417	19,635	122	1,602	1,027,076

Net income for the year	—	—	—	—	232,124	—	(4,177)	227,947
Other comprehensive loss	—	—	—	—	—	(2,857)	—	(2,857)
Conversion of contingently redeemable ordinary shares to Class A ordinary shares	26,485,961	—	162	77,902	—	—	—	78,064
Issuance of ordinary shares	48,188,000	—	296	473,943	—	—	—	474,239
Issuance of warrants (Note 21)	—	—	—	25,125	—	—	—	25,125
Capital contribution from noncontrolling interests	—	—	—	—	—	—	392	392
Share-based compensation expenses	—	—	—	12,260	—	—	—	12,260
Exercise of share-based awards	4,815,606	—	31	12,204	—	—	—	12,235

Balance as of December 31, 2014	257,523,929	180,821,228	2,789	1,604,851	251,759	(2,735)	(2,184)	1,854,480

Balance as of December 31, 2014 in US$	257,523,929	180,821,228	449	258,655	40,576	(441)	(352)	298,887

The accompanying notes are an integral part of the consolidated financial statements.

CHINA MOBILE GAMES AND ENTERTAINMENT GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”), U.S. Dollars (“US$”) and Hong Kong Dollars (“HK$”),

except for number of shares and per share data)

1. ORGANIZATION AND BASIS OF PRESENTATION

China Mobile Games and Entertainment Group Limited (the “Company”) was incorporated as an exempted company with limited liability in the Cayman Islands on January 20, 2011 by V1 Group, a company listed on the Main Board of the Stock Exchange of Hong Kong Limited (the “HK Stock Exchange”). The Company is considered a foreign entity under the laws of the People’s Republic of China (the “PRC”). On September 25, 2012, the Company completed a listing on the Nasdaq Global Market (the “Listing”), with each offered American depositary share (“ADS”) representing fourteen Class A ordinary shares of the Company.

The Company does not conduct any substantive operations on its own but instead conducts its primary business operations through its subsidiaries, two variable interest entities (“VIEs”) and the VIEs’ subsidiaries, which are all located in the PRC and Hong Kong. The Company, its subsidiaries, the VIEs and the VIEs’ subsidiaries are hereinafter collectively referred to as the “Group”. The Group is principally engaged in the development, operation and sale of mobile phone games. The Company’s principal geographic market is in the PRC.

As of December 31, 2014 the Company’s significant subsidiaries consisted of the following entities:

Name	Place of incorporation	Date of establishment / acquisition	Percentage of ownership	Principal activities
Beauty Wave Limited (“Beauty Wave”)	British Virgin Islands (“BVI”)	October 27, 2009	100%	Investment holding
China Wave Group Limited (“China Wave”)	BVI	October 27, 2009	100%	Investment holding
Uni-Force Development Limited (“Uni-Force”)	Hong Kong	October 27, 2009	100%	Investment holding
Huiyou Digital (Shenzhen) Ltd. (“Huiyou”)	The PRC	October 27, 2009	100%	Development, operation and sale of mobile phone games
OWX Hong Kong Limited (“OWX HK”)	Hong Kong	December 28, 2009	100%	Provision of handset design products and services
Shenzhen Qilewuxian Software Development Co. Ltd. (“Qilewuxian”)	The PRC	April 19, 2010	100%	Development, operation and sale of mobile phone games
Shenzhen Zhongtuokechuang Technology Co., Ltd. (“Zhongtuo”)	The PRC	November 18, 2010	100%	Provision of handset design products and services
3GUU Mobile Entertainment Industrial Co., Ltd. (“3GUU BVI”)	BVI	December 31, 2010	100%	Investment holding
3GUU Mobile Entertainment Co. Limited (“3GUU HK”)	Hong Kong	December 31, 2010	100%	Investment holding

Name	Place of incorporation	Date of establishment / acquisition	Percentage of ownership	Principal activities
Guangzhou Yitongtianxia Software Development Co., Ltd. (“Yitongtianxia”)	The PRC	December 31, 2010	100%	Development, operation and sale of mobile phone games
OWX Group Limited (“OWX Holding”)	BVI	February 14, 2012	100%	Investment holding
HYD Holding Limited (“HYD Holding”)	BVI	February 14, 2012	100%	Investment holding
3GUU Holding Limited (“3GUU Holding”)	BVI	February 14, 2012	100%	Investment holding
Shenzhen Douqu Software Co., Ltd (“Shenzhen Douqu”)	The PRC	September 5, 2012	80%	Development, operation of mobile phone games
China Mobile Games and Entertainment Group (HK) Limited (“CMGE HK”)	Hong Kong	October 11, 2012	100%	Investment holding
Shanghai Suiyue Technology Co., Ltd. (“Shanghai Suiyue”)	The PRC	April 9, 2013	100%	Development, operation of mobile phone games
Weili Development Limited (“Weili”)	Hong Kong	June 4, 2013	100%	Investment holding
CMGE Investment Limited (“CMGE Investment”)	Hong Kong	June 4, 2013	100%	Investment holding
China Perfect Investment Limited (“China Perfect”)	Hong Kong	August 6, 2013	100%	Investment holding
Guangzhou Huifenghechang Technology Co., Ltd. (“Huifenghechang”)	The PRC	July 11, 2013	100%	Development, operation of mobile phone games
Vogins Technology Co.Limited (“Vogins BVI”)	BVI	November 22, 2013	90.62%	Investment holding
Vogins Technology (Shanghai) Co.,Ltd. (“Vogins Shanghai”)	The PRC	November 22, 2013	100%	Provision of billing and collection services

As of December 31, 2014, the Company consolidated the following VIEs and VIEs’ subsidiaries:

Name	Place of incorporation	Date of establishment / acquisition	Percentage of ownership	Principal activities
Guangzhou Yingzheng Information Technology Co., Ltd. (“Yingzheng”)	The PRC	December 31, 2010	—	Development, operation and sale of mobile phone games
Shenzhen Lanyue Internet Technology Co., Ltd. (“Lanyue”)	The PRC	September 16, 2013	—	Development, operation and sale of mobile phone games
Chengdu Zhuoxing Technology Co., Ltd. (“Chengdu Zhuoxing”)*	The PRC	September 16, 2013	—	Development, operation and sale of mobile phone games
Beijing Wuyao Technology Co., Ltd. (China) (“Beijing Wuyao”)*	The PRC	September 16, 2013	—	Development, operation and sale of mobile phone games
Beijing Zhuoyuechenxing Technology Co., Ltd. (“Beijing Zhuoyuechenxing”)**	The PRC	July 7, 2014	—	Development, operation and sale of mobile phone games
Tianjin Suiyue Technology Co., Ltd. (“Tianjin Suiyue”)*	The PRC	July 16, 2014	—	Development, operation and sale of mobile phone games

*	A subsidiary of Lanyue
**	A subsidiary of Chengdu Zhuoxing

VIE arrangements

Prior to being acquired by V1 Group on December 31, 2010, Yitongtianxia, a wholly-owned subsidiary of 3GUU BVI, entered into a series of contractual arrangements with Yingzheng and its shareholders on October 28, 2009, whereby Yitongtianxia obtained effective control over Yingzheng. On September 1, 2013, Huiyou, a wholly-owned subsidiary of China Wave, entered into a series of contractual arrangements with Lanyue and its shareholders, whereby Huiyou obtained effective control over Lanyue. Yitongtianxia and Huiyou are hereinafter referred to as the “WFOEs”, and Yingzheng and Lanyue are hereinafter referred to as the “VIEs”. The series of contractual arrangements and their supplemental agreements contain similar provisions regarding obligations and rights of the WFOEs and the VIEs (collectively, the “VIE Arrangements”) whereby the WFOEs obtained effective control over the VIEs through (i) the ability to exercise all the rights of the VIEs’ shareholders pursuant to the exclusive call option agreement, the equity pledge agreement and the agreement for voting proxies, (ii) the rights to absorb substantially all of the economic residual benefits of the VIEs pursuant to the exclusive management, technology services and market promotion agreement, the technology services agreement and supplementary agreements, and (iii) the obligation to fund all of the expected losses of the VIEs pursuant to the loan agreement and supplementary agreements. As a result, the WFOEs have been determined to be the primary beneficiaries of the VIEs.

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

On September 16, 2013, China Wave agreed to provide unlimited financial support to Lanyue for its operations. In addition, pursuant to a power of attorney agreement entered into between Huiyou and China Wave, Huiyou re-assigned the rights to attend Lanyue shareholders’ meetings and to vote on all of the matters in Lanyue that require shareholders’ approval irrevocably entrusted to it by shareholders of Lanyue to China Wave. As a result of the reassignment of power of attorney from Huiyou to China Wave and the provision of unlimited financial support from China Wave to Lanyue, China Wave replaced Huiyou to have the power to direct the activities of Lanyue that most significantly impact Lanyue’s economic performance and the obligation to absorb the expected losses of Lanyue. Huiyou essentially only retains the right to receive the expected residual returns of Lanyue. China Wave and Huiyou, as a group of related parties, have held all of the variable interests of Lanyue since September 16, 2013. China Wave has been determined to be the most closely associated with Lanyue within the group of related parties and replaced Huiyou as the primary beneficiary of Lanyue on September 16, 2013.

Accordingly, the Company consolidates Yingzheng and Lanyue in accordance with SEC Regulation S-X Rule 3A-02 and Accounting Standards Codification (“ASC”) topic 810 (“ASC 810”), Consolidation. The reason for entering into the VIE Arrangements is to comply with PRC laws and regulations that (i) prohibit direct foreign control in companies involved in Internet content provision and telecommunication businesses and (ii) restrict an offshore company controlled or established by a PRC enterprise or natural person to acquire its PRC affiliates.

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

Loan agreements

Pursuant to the loan agreements between the WFOEs and the VIEs’ shareholders, the WFOEs extended loans to the VIEs’ shareholders to enable them to pay the registered capital of the VIEs. The VIEs’ shareholders will repay the loans by transferring their legal ownership in the VIEs to the WFOEs when permitted by PRC law. The loan agreements are effective for 10 years and will automatically extend for another 10 years unless the WFOEs, in their sole discretion, disagree. As of December 31, 2014, the VIEs’ shareholders have drawn down loans of an aggregate amount of RMB10,000 from the WFOEs.

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

	As of December 31,
	2013	2014	2014
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	17,778	93,441	15,060
Short-term investments	20,680	10,692	1,723
Accounts receivable	84,718	496,815	80,072
Prepayments and other current assets	55,491	159,093	25,641
Deferred tax assets	—	1,713	276

Total current assets	178,667	761,754	122,772

Non-current assets:
Long-term investment	2,000	42,311	6,819
Property and equipment, net	5,843	19,184	3,092
Intangible assets, net	39,037	169,118	27,257
Deferred tax assets	27	2,268	366
Other non-current assets	4,481	36,701	5,915

Total non-current assets	51,388	269,582	43,449

Total assets	230,055	1,031,336	166,221

LIABILITIES
Current liabilities:
Accounts payable	35,178	164,495	26,512
Technology services and market promotion fees payable to the WFOEs	67,084	83,593	13,473
Accrued expenses and other current liabilities	23,618	78,434	12,641
Deferred revenue	1,722	17,819	2,872
Amounts due to related parties	—	568	92

Total current liabilities	127,602	344,909	55,590

Non-current liabilities:
Unrecognized tax benefits	4,702	7,833	1,262
Other non-current liabilities	2,000	2,000	322

Total non-current liabilities	6,702	9,833	1,584

Total liabilities	134,304	354,742	57,174

The financial performance and cash flows of the VIEs are as follows:

	For the Years Ended December 31,
	2012	2013	2014
	RMB	RMB	RMB	US$
Net revenues	35,686	153,990	1,099,868	177,267

Net loss	(17,742)	(37,334)	335,664	54,099

Net cash generated from operating activities	18,517	43,201	326,349	52,598

Net cash used in investing activities	(37,987)	(43,546)	(250,686)	(40,403)

Net cash generated from financing activities	—	10,098	—	—

The technology services and market promotion fees charged by the WFOEs to the VIEs were RMB16,750, RMB19,067 and RMB23,404 (US$3,772) during the years ended December 31, 2012, 2013 and 2014, respectively.

As of December 31, 2014, there was no pledge or collateralization of the assets of the VIEs and the Company has not provided any financial support that it was not previously contractually required to provide to the VIEs. There were no assets of the VIEs that can only be used to settle their own obligations. Creditors of the VIEs have no recourse to the general credit of their respective primary beneficiary. The VIEs held revenue-producing mobile games and mobile game licenses acquired from third-party game developers as well as registered copyrights, trademarks and domain names developed internally for the Group’s operations.

Basis of presentation

The consolidated financial statements present the consolidated financial position, results of operations and cash flows in accordance with United States generally accepted accounting principles (“U.S. GAAP”).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reporting periods. Significant estimates and assumptions reflected in the consolidated financial statements include, but are not limited to, revenue recognition, allowance for doubtful accounts, estimates of useful life for property and equipment, intangible assets and non-current prepayments, impairment of goodwill and long-lived assets, valuation allowance for deferred tax assets, allocation of purchase price, uncertain tax positions, share-based compensation, fair value of contingently redeemable ordinary shares and consolidation of variable interest entity. Actual results could differ significantly from those estimates.

Foreign currency

Based on the criteria of ASC topic 830 (“ASC 830”), Foreign Currency Matters, the Company determined its functional currency to be the United States Dollars (“US$”). The Company’s subsidiaries located in the BVI determined their functional currency to be the US$. The Company’s subsidiaries located in Hong Kong determined their functional currency to be the Hong Kong Dollars (“HK$”), with the exception of CMGE Investment which determined its functional currency to be the RMB and OWX HK, 3GUU HK and C&V HK which determined their functional currency to be the US$. The Company’s subsidiaries located in Taiwan determined its function currency to be the Taiwanese Dollars (“TWD”). The Company’s subsidiary located in Japan determined its functional currency to be the Japanese Yen (“JPY”). The Company’s subsidiary located in Korea determined its functional currency to be the Korean Won (“KRW”). The Company’s subsidiaries, VIEs and VIEs’ subsidiaries located in the PRC determined their functional currency to be the RMB. The Company uses the RMB as its reporting currency.

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

Convenience translation

Amounts in US$ are presented for the convenience of the reader and are translated at the noon buying rate of US$1.00 to RMB6.2046 on December 31, 2014 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

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

Restricted cash

Restricted cash represents cash pledged to a financial institution as collateral for the Group’s short-term bank borrowing (Note 13). The restricted cash is not available for withdrawal or the Group’s general use until after the corresponding bank borrowing is repaid.

Short-term investments

All highly liquid investments with original maturities of greater than three months, but less than 12 months, are classified as short-term investments. Investments that are expected to be realized in cash during the next 12 months are also included in short-term investments. As of December 31, 2013 and 2014, the Group held fixed time deposits amounting to RMB51,772 and RMB42,361 (US$6,827) in commercial banks with original maturities of greater than three months but less than a year, respectively. Interest income for short-term investments of RMB560, RMB1,351 and RMB1,487 (US$240) was recognized in the consolidated statements of comprehensive income for the years ended December 31, 2012, 2013 and 2014, respectively.

Equity method investments

Investments in entities in which the Group can exercise significant influence but does not own a majority equity interest or control are accounted for using the equity method of accounting in accordance with ASC topic 323 (“ASC 323”), Investments-Equity Method and Joint Ventures. Under the equity method, the Group initially records its investment at cost and the difference between the cost of the equity investee and the fair value of the underlying equity in the net assets of the equity investee is recognized as equity method goodwill, which is included in the equity method investment on the consolidated balance sheets. The Group subsequently adjusts the carrying amount of the investment to recognize the Group’s proportionate share of each equity investee’s net income or loss into earnings after the date of investment. The Group will discontinue applying the equity method if an investment (and additional financial supports to the investee, if any) has been reduced to zero. An impairment loss on the equity method investments is recognized in earnings when the decline in value is determined to be other-than-temporary.

Long-term investments

The Group’s long-term investments consist of cost method investments and available-for-sale security.

In accordance with ASC subtopic 325-20 (“ASC 325-20”), Investments-Other: Cost Method Investments, for investments in an investee over which the Group does not have significant influence and which do not have readily determinable fair value, the Group carries the investment at cost and only adjusts for other-than-temporary declines in fair value and distributions of earnings that exceeds the Group’s share of earnings since its investment. Management regularly evaluates the impairment of the cost method investment based on performance and financial position of the investee as well as other evidence of market value. Such evaluation includes, but is not limited to, reviewing the investee’s cash position, recent financing, projected and historical financial performance, cash flow forecasts and financing needs. An impairment loss is recognized in earnings equal to the excess of the investment’s cost over its fair value at the balance sheet date of the reporting period for which the assessment is made. The fair value would then become the new cost basis of investment.

In accordance with ASC topic 320 (“ASC 320”), Investments – Debt and Equity Securities, the Group classifies its investments in debt and equity securities as “held to maturity”, “trading” or “available-for-sale”, whose classification determines the respective accounting methods stipulated by ASC 320. Dividend and interest income, including amortization of the premium and discount arising at acquisition, for all categories of investments in securities are included in earnings. Any realized gains or losses on the sale of the debt and equity securities are determined on a specific identification method, and such gains and losses are reflected in earnings during the period in which gains or losses are realized.

The securities that the Group has positive intent and ability to hold to maturity are classified as held-to-maturity securities and stated at amortized cost. For individual securities classified as held-to-maturity securities, the Group evaluates whether a decline in fair value below the amortized cost basis is other-than-temporary in accordance with the Group’s policy and ASC 320. When the Group intends to sell an impaired debt security or it is more-likely-than-not that it will be required to sell prior to recovery of its amortized cost basis, an other-than-temporary impairment is deemed to have occurred. In these instances, the other-than-temporary impairment loss is recognized in earnings equal to the entire excess of the debt security’s amortized cost basis over its fair value at the balance sheet date of the reporting period for which the assessment is made. When the Group does not intend to sell an impaired debt security and it is more-likely-than-not that it will not be required to sell prior to recovery of its amortized cost basis, the Group must determine whether or not it will recover its amortized cost basis. If the Group concludes that it will not, an other-than-temporary impairment exists and that portion of the credit loss is recognized in earnings, while the portion of loss related to all other factors is recognized in other comprehensive income.

The securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities. Unrealized holding gains and losses for trading securities are included in earnings.

Investments not classified as trading or as held-to-maturity are classified as available-for-sale securities. Available-for-sale securities are reported at fair value, with unrealized gains and losses recorded in accumulated other comprehensive income (loss). Realized gains or losses are included in earnings during the period in which the gain or loss is realized. An impairment loss on the available-for-sale securities would be recognized in the consolidated statements of comprehensive income when the decline in value is determined to be other-than-temporary.

Accounts receivable and allowance for doubtful accounts

Accounts receivable are carried at net realizable value. In general, collateral is not required and interest is not charged on accounts receivable. An allowance for doubtful accounts is recorded when collection of the full amount is no longer probable. In evaluating the collectability of receivable balances, the Group considers specific evidence including the aging of the receivable, the customer’s payment history, its current credit-worthiness and current economic trends. Accounts receivable are written off after all collection efforts have ceased. Accounts receivable of RMB553, nil and nil were written off during the years ended December 31, 2012, 2013 and 2014, respectively.

Property and equipment

Property and equipment are stated at cost less accumulated depreciation and are depreciated using the straight-line method over the estimated useful lives of the assets as follows:

Office equipment	3 – 5 years
Motor vehicles	4 years
Leasehold improvement	shorter of lease terms or 3 years

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

Goodwill

Goodwill represents the excess of the purchase price over the amounts assigned to the fair value of the assets acquired and the liabilities assumed of acquired businesses. In accordance with ASC topic 350 (“ASC 350”), Intangibles—Goodwill and Other, goodwill is not amortized, but rather is tested for impairment annually or more frequently if indicators of impairment present. The Group assigns and assesses goodwill for impairment at the reporting unit level. The Group determines that each reporting unit is identified at the component level, which is one level below the operating segment. The Group reassigns goodwill to the reporting units affected using a relative fair value allocation approach when there is a change in reporting structure.

As of December 31, 2013, HYD Holding and its subsidiaries (collectively referred to as the “Dragon Joyce Group”), OWX Holding and its subsidiaries (collectively referred to as the “OWX Group”) and 3GUU BVI and its subsidiaries (collectively referred to as the “3GUU Group”) were identified as reporting units, as discrete financial information is available and segment management regularly reviews their operating results. Due to a change in reporting structure, the Group identified the Dragon Joyce Group and 3GUU Group as reporting units as of December 31, 2014.

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

The Group recognized goodwill impairment loss of RMB33,517, nil and nil for the years ended December 31, 2012, 2013 and 2014, respectively (Note 9).

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

Computer software	5 years
Mobile games and platforms	1 – 6 years
Acquired customer relationships	7 years
Mobile game product development costs	3 years
Mobile game licenses	2 – 6 years
Acquired contract with mobile network operator	3 years

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

Customer relationships acquired in business combinations are related to the ability to sell existing services to existing customers of the acquiree. Acquired customer relationships are recognized at fair value at the date of acquisition using a valuation technique based on expected income and amortized on a straight-line basis over the remaining estimated economic life of seven years.

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

The Group recognized impairment loss on long-lived assets of RMB10,910, RMB2,613 and nil for the years ended December 31, 2012, 2013 and 2014, respectively (Note 10).

Fair Value Measurements

(i) Fair value of financial instruments

Financial instruments of the Group primarily include cash and cash equivalents, restricted cash, short-term investments, accounts receivable, other receivables, amounts due from related parties, equity method investments, cost method investments, available-for-sale security, short-term bank borrowing, accounts payable, amounts due to related parties and contingently redeemable ordinary shares. As of December 31, 2013 and 2014, the carrying values of these financial instruments, except for equity method investments, cost method investments, available-for-sale security and contingently redeemable ordinary shares, approximated their fair values due to the short-term maturity of these instruments. Available-for-sale security was adjusted to fair value at each reporting date. The Group determined the fair values of available-for-sale security with the assistance of an independent valuation firm.

The Group applies ASC topic 820 (“ASC 820”), Fair Value Measurements and Disclosures, in measuring fair value. ASC 820 defines fair value, establishes a framework for measuring fair value and requires disclosures to be provided on fair value measurement.

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

As of December 31, 2014, the Group measure the fair value of the available-for-sale security using an income approach based on inputs that are unobservable in the market (level 3), which are based on (i) a discount rate of 24.20%, (ii) long-term sustainable growth rate of 3%, (iii) financial multiples of companies in the same industry as the investee and (iv) adjustment because of the lack of marketability that market participants would consider when estimating the fair value of the investee.

The following table sets forth assets measured at fair value on a recurring basis as of December 31, 2014:

	Quoted price in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
	RMB	RMB	RMB	US$
Available-for-sale security (Note 7)	—	—	18,888	3,044

No asset was measured at fair value on a recurring basis as of December 31, 2013.

The following table presents a reconciliation of the assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the years ended December 31, 2014.

Available-for-sale security
RMB
Balance as of January 1, 2014	—

Recognized during the year	18,413
Realized or unrealized gain	475
Settlement	—

Balance as of December 31, 2014	18,888

Balance as of December 31, 2014 in US$	3,044

The amount of total gain for the year ended December 31, 2014 included in earnings	475

The amount of total gain for the year ended December 31, 2014 included in earnings, in US$	77

The following table sets forth assets measured at fair value on a nonrecurring basis as of December 31, 2013:

		Fair value at December 31, 2013 measured using
	Carrying value at December 31, 2013	Quoted price in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total loss in 2013
	RMB	RMB	RMB	RMB	RMB
Intangible assets—Computer software	2,613	—	—	—	2,613

Total assets measured at fair value on nonrecurring basis					2,613

In accordance with ASC 360-10, computer software with a carrying amount of RMB2,613 was written down to its fair value of zero on December 31, 2013, resulting in an impairment charge of RMB2,613, which was included in the statements of comprehensive income for the year ended December 31, 2013 (Note 10).

The Group had no assets measured on a nonrecurring basis as of December 31, 2014.

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

For single player and social games, the Group establishes direct contractual relationship with mobile game players to allow mobile game players to download the games from the Group’s game platform or contracts with mobile network operators, third-party payment platforms and mobile phone service providers for billing, collection and transmission services offered to mobile phone game players who have purchased games, game points or in-game premium features. The Group also contracts with mobile application and software websites to distribute its social games by providing platforms for mobile phone game players to download such games.

Under the contractual arrangement with mobile network operators, third-party payment platforms and mobile phone service providers, the mobile network operators, third-party payment platforms and mobile phone service providers are entitled to profit sharing based on a prescribed percentage of the gross amount charged by the mobile network operators to the mobile phone game players while the mobile phone service providers are entitled to profit sharing based on a prescribed percentage of the net proceeds collected from the mobile network operators.

For single player and social games, the Group has information generated from its internal system on the number of in-game premium features sold, monthly plan subscriptions and single player games downloaded each month to estimate the amount of collectable net proceeds and to recognize single player and social games revenues. Differences between its estimates and the actual amounts confirmed by the mobile network operators, third-party payment platforms or mobile phone service providers have historically been insignificant. Generally, the Group receives billing confirmations from each of the mobile network operators, third-party payment platforms or mobile phone service providers confirming the net proceeds to be received by the Group within 30 to 120 days after the end of each month.

Collectability is considered reasonably assured as the Group deals with only reputable mobile network operators, third-party payment platforms or mobile phone service providers and performs thorough credit assessment prior to entering into a business relationship with them. Historically, the Group has not experienced any significant defaults for payment.

The Group determines whether to record single player and social games revenues using the gross or net method of reporting in accordance with ASC subtopic 605-45 (“ASC 605-45”), Revenue Recognition: Principal Agent Considerations. Determining whether revenue should be reported gross or net is based on an assessment of various factors, the primary factors being whether the Group is acting as the principal in offering services to the customer or whether the Group is acting as an agent in the transaction. The Group has determined that it is acting as the principal in offering services as the Group (i) is the primary obligor in the arrangement; (ii) has latitude in establishing the selling price; (iii) has discretion in suppliers selection; and (iv) has involvement in the determination of product specifications. Therefore, the Group has the primary responsibility of fulfillment and acceptability of the single-player and social games. For the contractual arrangements with mobile network operators, third-party payment platforms and mobile phone service providers, the Group recognizes the net proceeds to be received from the mobile network operators, mobile phone service providers or third-party payment platforms as games revenue on a gross basis. For the direct contractual arrangements with mobile game players, the Group recognizes the gross proceeds from the mobile game players as revenue and the amount attributable to mobile network operators, mobile phone service providers or third-party payment platforms in the forms of service fees are recognized as cost of revenues. Under both arrangements, the Group pays content fees to third-party game developers, which are recognized as cost of revenues, based on a prescribed percentage of the net proceeds confirmed by the mobile network operators. The Group pays service fees, which are recognized as cost of revenues, to the mobile phone manufacturers based on a prescribed percentage of the estimated net proceeds or a prescribed fixed fee per mobile phone activated by mobile phone game players. The Group also pays service fees to the mobile application and software websites which are recognized as cost of revenues.

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

Based on the above, the Group recognizes (i) single player games revenue when the goods are delivered based on download of games or consumption of in-game premium features by mobile phone game players, or at the end of subscription period and (ii) deferred revenue on social games upon delivery of game points to mobile phone game players. Deferred revenue is recognized as social games revenue ratably over the estimated average playing period of the paying mobile phone game players, which ranges from one to three months, starting from the point in time when game points are delivered to the mobile phone game players. The difference between the estimated proceeds and the actual amounts confirmed by the mobile network operators, third-party payment platforms or mobile phone service providers is recognized in the consolidated statements of comprehensive income when billing confirmations are received by the Group.

(b) Licensed games

The Group generates licensed games revenues from publishing mobile games developed by third-party game developers on the Group’s game platform or third-party app stores and entering into arrangements with third parties to co-publish mobile games developed by third-party game developers on the co-publishers’ game platforms or third-party app stores.

The Group enters into contracts with and pays fixed license fees to third-party game developers to obtain licenses to publish or co-publish the third-party developed games on the Group’s game platform, co-publishers’ game platforms or third-party app stores. Licensed games are published on the Group’s game platform, co-publishers’ game platforms or third-party app stores for download without charges. Mobile phone game players can purchase game points for in-game premium features to enhance their game-playing experience. The Group contracts with third-party payment platforms or third-party app stores for billing, collection and transmission services offered to mobile phone game players who have purchased game points. The third-party game developers, third-party payment platforms, third-party app stores and the co-publishers are entitled to profit sharing based on a prescribed percentage of the gross amount charged to the mobile phone game players. The Group’s obligation in the licensed games publishing and co-publishing services is completed upon the purchase of game points by the mobile game players. The Group determines whether to record licensed games revenues using the gross or net method of reporting in accordance with ASC 605-45. Determining whether revenue should be reported gross or net is based on an assessment of various factors, the primary factors being whether the Group is acting as the principal in offering services to the customer or whether the Group is acting as an agent in the transaction. The Group has determined that it is acting as the agent in the licensed games publishing and co-publishing arrangements as the Group is not involved in the operation of the licensed game whilst the third-party game developer is the primary obligor in the arrangement, has latitude in establishing the selling price and has involvement in the determination of product specifications. Therefore, the net proceeds after deducting the amounts shared by the third-party game developers, third-party payment platforms, third-party app stores and co-publishers represent the amount of revenue to be recognized by the Group. The fixed license fees paid to the third-party game developers to obtain the publishing license was recognized as cost of revenues on a straight-line basis over the license period.

For the licensed games published on the Group’s game platform, the Group has information generated from its internal system on the number of game points sold each month to estimate the amount of collectable net proceeds and to recognize revenues. For the licensed games published on the co-publishers’ game platforms or third-party app stores, the Group is granted access to the co-publishers’ or third-party app stores’ internal systems to obtain information on the number of game points sold each month to estimate the amount of collectable net proceeds and to recognize revenues. Differences between its estimates and the actual amounts confirmed by the third-party payment platforms, co-publishers or third-party app stores have historically been insignificant. Generally, within 30 to 120 days after the end of each month, the Group receives billing confirmations from each of the third-party payment platforms, co-publishers or third-party app stores confirming the amount of net proceeds to be received by the Group. The Group further shares profits with the third-party game developers and recognizes licensed games revenues based on the net amount retained by the Group.

Collectability is considered reasonably assured as the Group deals with only reputable third-party payment platforms, third-party app stores and co-publishers and performs thorough credit assessment prior to entering into a business relationship with them. Historically, the Group has not experienced any significant defaults for payment.

Based on the above, the Group recognizes the estimated net proceeds to be received from the third-party payment platforms, third-party app stores or the co-publishers for the sale of game points of the licensed games net of the amount to be shared with the third-party game developers and co-publishers, using data generated from its internal system, as licensed games revenues upon delivery of game points to mobile phone game players.

(ii) Handset design

The Group ceased its handset design business in the fourth quarter of 2013. Prior to the cessation, the Group generated handset design revenues from the provision of comprehensive handset design solutions to mobile phone manufacturers and mobile phone content providers. Handset design solutions included printed circuit board with operating system software and optional assembly service and mobile phone contents installation service. Printed circuit boards with operating system software were sold to mobile phone manufacturers for a fixed unit price. Mobile phone contents installation services were rendered to mobile phone content providers for a prescribed percentage of the mobile phone content providers’ net profits.

(a) Printed circuit board with operating system software and optional assembly service

Printed circuit boards with operating system software and optional assembly services were multiple element arrangements comprising printed circuit boards, assembly services and operating system software specifically designed for the printed circuit boards. Since the operating system software was essential to the functionality of the printed circuit board, the transaction was outside the scope of software accounting guidance in ASC subtopic 985-605 (“ASC 985-605”), Software: Revenue Recognition, in accordance with ASU No. 2009-14 (“ASU 2009-14”), Certain Revenue Arrangements that Include Software Elements. Accordingly, the Group accounted for the sale of printed circuit boards with operating system software and optional assembly service as a multiple deliverables arrangement in accordance with ASU No. 2009-13 (“ASU 2009-13”), Revenue Recognition—Multiple-Deliverable Revenue Arrangements. Each of the printed circuit board, operating system software and assembly service represented a separate unit of accounting.

The Group and the mobile phone manufacturers signed an agreement containing the significant terms of the sale of printed circuit board with operating system software to evidence that an arrangement existed. The agreement also stipulated whether the mobile phone manufacturers engaged the Group to perform assembly service on the printed circuit board. The Group delivered the assembled printed circuit boards together with the operating system software installed to mobile phone manufacturers if the Group was engaged to perform assembly service; whereas the Group normally delivered the operating system software prior to the printed circuit board to the mobile phone manufacturers if the Group was not engaged to perform assembly service. Therefore, delivery of printed circuit boards with operating system software and optional assembly services occurred upon receipt and acceptance of all deliverables by the mobile phone manufacturers. The Group performed credit assessment on the mobile phone manufacturers prior to signing the agreements to ensure collectability was reasonably assured. The purchase price was fixed because the unit price was stipulated in the signed sales agreement and no concessions such as discounts, rebates, refunds or other price changes were provided subsequently. However, the mobile phone manufacturers only paid the agreed purchase price upon receipt of all of the deliverables in the arrangement. The Group outsourced the assembly of printed circuit boards and installation of operating system software to original equipment manufacturers (“OEM”) and paid manufacturing fees, which were recognized as cost of revenues, based on a prescribed fixed fee per unit manufactured.

In accordance with ASU 2009-13 and ASC subtopic 605-25 (“ASC 605-25”), Revenue Recognition: Multiple-Element Arrangements, the amount allocable to the delivered units or units of accounting was limited to the amount that was not contingent upon the delivery of additional items or meeting other specified performance conditions. Since the amount allocable to the operating system software was contingent upon the delivery of printed circuit board and the related assembly service, if any, revenues from the sale of printed circuit board with operating system software and optional assembly service were recognized only upon delivery of the final deliverable.

(b) Mobile phone contents installation service

Mobile phone contents installation service did not require significant production, modification or customization of the mobile phone contents received from the mobile phone content providers. Persuasive evidence of the arrangement was documented in a contract signed by the mobile phone content providers and the Group. Delivery of mobile phone contents installation service occurred when the mobile phone contents were installed on the mobile device circuit boards by the OEM. The mobile phone contents installation service fees were fixed and non-refundable once the mobile phone content providers confirmed their monthly net profits to the Group. Collectability was considered reasonably assured as the Group dealt with only reputable mobile phone content providers and performed thorough credit assessment on the mobile phone content providers prior to entering into a business relationship with them. Historically, the Group had not experienced any significant defaults for payment. Accordingly, the Group recognized revenues from mobile phone contents installation services when the services were delivered and the fees were fixed upon receipt of the monthly net profits confirmations from mobile phone content providers.

(iii) Business taxes, value-added taxes and surcharges

The Group is subject to business taxes, value-added taxes and surcharges levied on services provided in the PRC. Business taxes, value-added taxes and surcharges for the years ended December 31, 2012, 2013 and 2014 were RMB9,115, RMB4,274 and RMB25,124 (US$4,049), respectively. In accordance with ASC 605-45, the Group recognized revenues net of all such business taxes, value-added taxes and surcharges.

Cost of revenues

Cost of revenues primarily consists of service fees paid to mobile phone manufacturers for the installation of the Group’s self-developed mobile phone games or application platforms onto the manufactures’ mobile phones, service fees paid to mobile network operators, mobile phone service providers or third party payment platforms for collection of fees paid by game players with whom the Group establishes a direct contractual relationship, purchase costs of printed circuit boards and manufacturing fees paid to OEMs for the assembly of printed circuit boards and mobile phone contents installation service, service fees paid to mobile application and software websites for the distribution of the Group’s social games and single player games by providing platforms for mobile phone game players to download such games, content fees paid to third-party game developers for the development of the Group’s single player games and license fees paid to third-party game developers for the right to publish the third-party developed games. These costs are expensed as incurred except for the portion that is based on a prescribed percentage of the Group’s revenues, which are recorded as cost of revenues upon revenue recognition by the Group when billing confirmations are received as more fully described above.

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

Research and development

Research and development expenses include payroll, employee benefits and other headcount-related expenses associated with product development. Research and development expenses recorded in the consolidated statements of comprehensive income for the years ended December 31, 2012, 2013 and 2014 were RMB35,071, RMB54,294 and RMB111,293 (US$17,937), respectively.

Leases

In accordance with ASC topic 840 (“ASC 840”), Leases, leases are classified at the inception date as either a capital lease or an operating lease. For the lessee, a lease is a capital lease if any of the following conditions exists: (a) ownership is transferred to the lessee by the end of the lease term, (b) there is a bargain purchase option, (c) the lease term is at least 75% of the property’s estimated remaining economic life or (d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date. A capital lease is accounted for as if there was an acquisition of an asset and an incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases wherein rental payments are expensed on a straight-line basis over their lease term. The Group had no capital leases for any of the years presented. The Group leases certain office facilities under non-cancelable operating leases and recorded total rental expenses of RMB5,326, RMB9,851 and RMB25,644 (US$4,133) for the years ended December 31, 2012, 2013 and 2014, respectively.

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

Share-based compensation

In accordance with ASC topic 718 (“ASC 718”), Compensation—Stock Compensation, the Company determines whether a share option, a warrant or a restricted share unit (“RSU”) should be classified and accounted for as a liability award or an equity award. All grants of share options, warrants or RSUs to employees of the Group classified as equity awards are measured at the grant date based on the fair value of the awards and are recognized as an expense, net of estimated forfeitures, over the requisite service period, which is generally the vesting period. All grants of share options to employees of V1 Group classified as equity awards are measured at fair value at the grant date and recognized as a one-time deemed dividend distribution to shareholder. All grants of share options, warrants or RSUs to employees classified as liability awards are remeasured at the end of each reporting period until the date of settlement with an adjustment for fair value recorded to the current period expenses in order to properly reflect the cumulative expense based on the current fair value of the vested options, warrants or RSUs. The Group has elected to recognize share-based compensation for all awards with only service conditions using the straight-line method over the requisite service period. For share-based awards with performance conditions, compensation cost is recognized only if it is probable that the performance conditions will be achieved. The Group recognizes share-based compensation for awards with performance or market conditions using the accelerated method if the awards are subject to graded vesting. For share-based awards that contain a market condition, the effect of the market condition is reflected in the grant-date fair value of the awards. Compensation cost is recognized for an award with a market condition when the requisite service is rendered, regardless of when the market condition is satisfied. The Company uses the Black-Scholes option pricing valuation model, the binomial option pricing valuations model or the Monte Carlo simulation model in determining the fair value of different equity awards and liability awards granted.

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

The Company accounts for share awards issued to non-employees in accordance with ASC subtopic 505-50 (“ASC 505-50”), Equity: Equity-Based Payment to Non-employees. The Company’s share-based awards issued to non-employees are subject to graded vesting provisions. The Group recognizes share-based compensation expense for share awards granted to non-employees using the accelerated recognition method over the requisite service period of the award. In accordance with ASC 505-50, the Company uses the Black Scholes option pricing model or the binomial option pricing model to measure the value of options or warrants granted to non-employees at each vesting date to determine the appropriate charge to share-based compensation.

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

Earnings (loss) per share

The Company computes earnings (loss) per Class A and Class B ordinary shares in accordance with ASC 260, Earnings Per Share, using the two class method. Under the two-class method, net income is allocated between Class A and Class B ordinary shares and participating securities based on dividends declared (or accumulated) and participating rights in undistributed earnings as if all the earnings for the reporting period had been distributed. The Company’s contingently redeemable ordinary shares were participating securities because they had contractual rights to share in the profits of the Company.

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

Comprehensive income

Comprehensive income is defined as the changes in equity of the Group during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. Among other disclosures, ASC topic 220 (“ASC 220”), Comprehensive Income, requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. For each of the periods presented, the Group’s comprehensive income includes net income (loss), cumulative foreign currency translation adjustments and unrealized gains on available-for-sale security and is presented in the consolidated statements of comprehensive income.

Government grants

Government grants are recognized where there is reasonable assurance that the grant will be received and all attaching conditions will be complied with. When the grant relates to an expense item, it is recognized in the consolidated statements of comprehensive income over the period necessary to match the grant on a systematic basis to the costs that it is intended to compensate. Where the grant relates to an asset, it is recognized as deferred income and released to the consolidated statements of comprehensive income in proportion to the depreciation of the related assets. The Group received government grants of nil, RMB2,570 and RMB1,182 (US$191) during the years ended December 31, 2012, 2013 and 2014, respectively, for the development of mobile network game platforms from several PRC municipal government authorities. A government grant of RMB150 and RMB946 (US$153) was recognized as other income for the years ended December 31, 2013 and 2014, respectively. As of December 31, 2014, government grants of RMB2,000 (US$322) were classified as other non-current liabilities, as the Group did not expect all considerations attached to the government grants will be complied with during the succeeding twelve-month period from the balance sheet date; whilst government grants of RMB386 (US$62) were classified as other current liabilities, as the Group expects all considerations attached to the government grants will be complied with during the succeeding twelve-month period from the balance sheet date.

Segment reporting

In accordance with ASC topic 280 (“ASC 280”), Segment Reporting, the Group’s chief operating decision maker (“CODM”) has been identified as the chief executive officer, who reviews operating results of the business when making decisions about allocating resources and assessing performance for the Group. The Group consisted of two segments as of and for the years ended December 31, 2012. During the year ended December 31, 2013, the Group implemented a business transition from handset design business to mobile phone games promotion business. As a result, the Group operated and managed its business as a single operating segment starting from 2013. Additional segment information has not been presented for the years ended December 31, 2012, 2013 and 2014, as the corresponding items of segment information for earlier periods should be restated when the composition of the Group’s reportable segments is changed in accordance with ASC 280. As substantially all of the Group’s long-lived assets and revenues are located in and derived from the PRC, geographical segments are not presented.

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

Recent accounting pronouncement

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09 (“ASU 2014-09”), Revenue from Contracts with Customers, which supersedes the revenue recognition requirements in ASC 605, Revenue Recognition. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of the promised goods or services to customers in an amount that reflects the consideration to which entity expects to be entitled to in exchange for goods or services. The amendments in ASU 2014-09 are effective for annual reporting periods beginning after December 15, 2016, including interim period within that reporting period. Early adoption is not permitted. On April 1, 2015, the FASB decided to propose a one-year deferral of the effective date for its new revenue standard for public and nonpublic entities reporting under U.S. GAAP. The Company is in the process of evaluating the effect of the update on the Company’s consolidated financial statements.

In August 2014, the FASB issued ASU No. 2014-15 (“ASU 2014-15”), Presentation of Financial Statements—Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern. The guidance requires an entity to evaluate whether there are conditions or events, in the aggregate, that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued and to provide related footnote disclosures in certain circumstances. The guidance is effective for the annual period ending after December 15, 2016, and for annual and interim periods thereafter. Early application is permitted. The adoption of this guidance is not expected to have a significant impact on the Company’s consolidated financial statements.

3. CONCENTRATION OF RISKS

Concentration of credit risk

Assets that potentially subject the Group to significant concentration of credit risk primarily consist of cash and cash equivalents, short-term investments, accounts receivable and amounts due from related parties. As of December 31, 2014, substantially all of the Group’s cash and cash equivalents and short-term investments were deposited in financial institutions located in the PRC and Hong Kong, which management believes are of high credit quality.

Accounts receivable are typically unsecured and derived from revenue earned from customers in the PRC, Hong Kong and the overseas, which are exposed to credit risk. The risk is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring process of outstanding balances. The Group maintains reserves for estimated credit losses, which have generally been within its expectations.

Amounts due from related parties are typically unsecured, interest-free and repayable on demand. In evaluating the collectability of the amounts due from related parties balance, the Group considers many factors, including the related parties’ repayment history and their credit-worthiness. An allowance for doubtful accounts is made when collection of the full amount is no longer probable.

Concentration of customers

Approximately 14% of total net revenues were derived from one customer, namely China Mobile Communications Corporation Jiangsu Ltd., for the years ended December 31, 2012. Approximately 10% and 10% of total net revenues were derived from two customers, namely China Mobile Communications Corporation Jiangsu Ltd., and Shenzhen Vichit Technology Co., Ltd., for the year ended December 31, 2013, respectively. Approximately 19% of total net revenues were derived from one customer, namely China Mobile Communications Corporation Guangdong Ltd. for the year ended December 31, 2014.

Approximately 58% and 10% of the Group’s prepayments were made to three third-party game developers in connection with the arrangements to obtain licenses to publish the third-party developed games on the Group’s game platform or third-party app stores as of December 31, 2013 and 2014, respectively. Any disruption in the publishing licenses with these third-party game developers may adversely affect the Group’s business, financial condition and results of operations.

Concentration of games

Approximately 46% and 47% of the Group’s total revenues were derived from the top five games for the years ended December 31, 2013 and 2014, respectively. Among the top 5 games, Joyful Da Ying Jia contributed approximately 30% and 27% of the Group’s total revenues for the years ended December 31, 2013 and 2014, respectively.

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

Foreign currency exchange rate risk

From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. The appreciation (depreciation) of the RMB against US$ was approximately (0.2%), 3% and (0.4%) for the years ended December 31, 2012, 2013 and 2014, respectively. On June 19, 2010, the People’s Bank of China announced the end of the RMB’s de facto peg to US$, a policy which was instituted in late 2008 in the face of the global financial crisis, to further reform the RMB exchange rate regime and to enhance the RMB exchange rate flexibility. On March 15, 2014, the People’s Bank of China announced the widening of the daily trading band for RMB against US$. Most of revenues and costs of the Company are denominated in RMB, while a portion of cash and cash equivalents are denominated in US$. Any significant revaluation of RMB may materially and adversely affect the Company’s cash flows, revenues, earnings and financial position.

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

In accordance with ASC 810, the Group accounted for the 49% noncontrolling interest of its subsidiary obtained indirectly through the acquisition of Vogins BVI as an equity transaction. The consideration transferred, including settlements of the preexisting relationships with Vogins BVI, was allocated between the business acquired and the noncontrolling interest obtained based on their relative fair values. As a result, RMB12,928 and RMB2,063 of the consideration transferred were allocated to the business acquired and the noncontrolling interest obtained, respectively. The difference between the fair value of the consideration transferred of RMB2,063 and the carrying value of the 49% noncontrolling interest of RMB520, which amounted to RMB1,543, was recorded as an adjustment in additional paid-in capital.

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

The gain on bargain purchase represents the excess of the fair value of the identifiable net assets acquired above the consideration transferred. The Group has performed a comprehensive reassessment of the bargain purchase gain by verifying that all assets acquired and liabilities assumed were properly identified. The gain on bargain purchase was primarily attributable to (i) the transaction not being subject to a competitive bidding process as a result of the original shareholders’ inexperience in the industry and their inability to market Vogins BVI to multiple potential buyers; and (ii) the purchase price was agreed prior to the closing date of the transaction and the fair value of the net identifiable assets acquired increased during the intervening period. The resulting gain on bargain purchase of RMB9,654 has been recorded in the consolidated statements of comprehensive income for the year ended December 31, 2013.

The Group recognized RMB30 of acquisition-related costs that were expensed in the year ended December 31, 2013. These costs are included in “General and administrative expenses” in the consolidated statements of comprehensive income. The amounts of revenue and net income of Vogins BVI included in the Company’s consolidated statements of comprehensive income from November 29, 2013, the acquisition date, to December 31, 2013 were RMB1,337 and RMB851, respectively.

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

	For the Years Ended December 31
	2012	2013
	RMB (unaudited)	RMB (unaudited)
Net revenues	193,794	357,758
Net (loss) income	(15,659)	12,523
Basic (loss) earnings per share	(0.05)	0.04
Diluted (loss) earnings per share	(0.05)	0.04

5. ACCOUNTS RECEIVABLE

Accounts receivable and the related allowance for doubtful accounts are summarized as follows:

	As of December 31,
	2013	2014	2014
	RMB	RMB	US$
Accounts receivable	140,049	553,157	89,153
Less: Allowance for doubtful accounts	—	—	—

Accounts receivable, net	140,049	553,157	89,153

The Group does not offer extended payment terms and all accounts receivable are unsecured and non-interesting bearing. The Group offers credit terms ranging from three to nine months to customers with long-term relationship and good credit history. For the years ended December 31, 2012, 2013 and 2014, accounts receivable of RMB553, nil and nil were written off after all collection efforts have ceased. No allowance for doubtful accounts was recognized as of December 31, 2013 and 2014.

6. PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets consist of the following:

	As of December 31,
	2013	2014	2014
	RMB	RMB	US$
Indemnification assets from a business acquisition	4,911	4,519	728
Deposits	4,776	286	46
Advances to employees	786	2,344	378
Receivables from game developers	13,600	—	—
Interests receivable	528	543	88
Prepaid expenses	62,086	176,117	28,385
Others	4,898	9,046	1,458

Total	91,585	192,855	31,083

Indemnification assets represent the indemnification provided by the selling shareholders of the 3GUU Group for uncertainties about the settlement amount of unrecognized tax benefits related to the pre-acquisition period. A gain of RMB451, RMB451 and a loss of RMB392 (US$63) resulted from the change in fair value of the indemnification assets was recognized in the consolidated statements of comprehensive income for the years ended December 31, 2012, 2013 and 2014, respectively.

Receivables from game developers as of December 31, 2013 represented the financial support provided to two third-party game developers to each develop a social game according to the Group’s request and specifications. During the year ended December 31, 2014, the Group obtained the game licenses to the social games developed by the game developers by agreeing to waive the collection of the receivables.

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

7. INVESTMENTS

(a) Equity method investments

Equity method investments are as follows:

	Percentage Holding	As of December 31,
		2013	2014	2014
		RMB	RMB	US$
Angel Fund Success Capital	49%	—	13,905	2,241
Beijing Qiwen Internet Technology Co. Ltd	50%	—	1,845	297
Beijing Tianyu Internet Technology Co. Ltd	25%	—	1,561	252

Total		—	17,311	2,790

No impairment loss on the equity method investments was recognized by the Group for the years ended December 31, 2013 and 2014.

(b) Cost method investments

The carrying amount of cost method investments was RMB2,000 and RMB110,000 (US$17,729) as of December 31, 2013 and 2014, respectively. The increase was primarily due to additional investments during the year ended December 31, 2014. No impairment loss on the cost method investments was recognized by the Group for the years ended December 31, 2013 and 2014.

(c) Available-for-sale security

Available-for-sale security as of December 31, 2014 consisted of the following debt securities:

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Fair value
	RMB	RMB	RMB	RMB	US$
Redeemable convertible preference shares of InPlay Interactive Co., Ltd.	18,413	475	—	18,888	3,044

Total	18,413	475	—	18,888	3,044

During the years ended December 31, 2012, 2013 and 2014, the net adjustment to unrealized holding gains on available-for-sale security in other comprehensive income totaled nil, nil and RMB475, respectively. The redeemable convertible preference shares classified as available-for-sale debt security are redeemable on November 25, 2019, which is the fifth anniversary of the subscription date. No impairment loss on the available-for-sale security was recognized by the Group for the years ended December 31, 2012, 2013 and 2014.

8. PROPERTY AND EQUIPMENT, NET

Property and equipment and the related accumulated depreciation are summarized as follows:

	As of December 31,
	2013	2014	2014
	RMB	RMB	US$
Office equipment	16,376	32,047	5,165
Leasehold improvement	3,633	6,583	1,061
Motor vehicles	88	88	14

Property and equipment, cost	20,097	38,718	6,240
Less: Accumulated depreciation	(7,012)	(15,116)	(2,436)

Property and equipment, net	13,085	23,602	3,804

Depreciation expenses for the years ended December 31, 2012, 2013 and 2014 were RMB2,462, RMB4,288 and RMB8,860 (US$1,428), respectively.

9. GOODWILL

Changes in the carrying amount of goodwill for the years ended December 31, 2013 and 2014 are as follows:

	Dragon Joyce Group	3GUU Group	Owx Group	Total
	RMB	RMB	RMB	RMB
Balance as of December 31, 2012	247,373	267,824	49,644	564,841
Goodwill acquired during the year	—	—	—	—
Impairment	—	—	—	—

Balance as of December 31, 2013	247,373	267,824	49,644	564,841

Goodwill acquired during the year	—	—	—	—
Reorganization of reporting units	49,644	—	(49,644)	—
Impairment	—	—	—	—

Balance as of December 31, 2014	297,017	267,824	—	564,841

Balance as of December 31, 2014 in US$	47,870	43,166	—	91,036

Goodwill is not deductible for tax purposes and is not amortized but tested for impairment at least annually.

As of December 31, 2013 and 2014, the Company performed the two-step goodwill impairment test on each of its reporting units. In estimating the fair value of each of the reporting units in the first step of the impairment test, significant management judgment was applied. The Company estimated the fair value of each of the reporting units using the income approach valuation methodology. The market-based valuation methodology is not considered as appropriate because of volatility of the general market condition as well as insufficient number of comparable companies. In using the income approach methodology of valuation, estimates to determine the fair value of the reporting units included management’s judgment related to forecasts of future operating results, discount rates and expected future growth rates. The underlying assumptions used in the first step of the impairment test considered the market capitalization as of December 31, 2013 and 2014 as well as the current local operating environment in the PRC and its expected impact on the fair value of the reporting unit.

The Company determines its reporting unit at one level below the operating segment. As a result of the transition of the handset design business to mobile phone games promotion business in OWX Group during the year ended December 31, 2014, the Group reorganized its reporting structure in a manner that changed the composition of its reporting units. Goodwill of the OWX Group amounting to RMB49,644 was reassigned to the Dragon Joyce Group accordingly.

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

As of December 31, 2013 and 2014, the Company determined that the fair value of each reporting unit exceeds its carrying value based on the results of the first step of the impairment test. No goodwill impairment charge was recognized for the years ended December 31, 2013 and 2014.

10. INTANGIBLE ASSETS, NET

Intangible assets and the related accumulated amortization and impairment loss are summarized as follows:

	As of December 31, 2013,
	Cost or fair value at acquisition	Accumulated amortization	Impairment	Net value
	RMB	RMB	RMB	RMB
Computer software	5,152	(2,029)	(2,613)	510
Mobile games and platforms	66,203	(47,852)	—	18,351
Acquired customer relationships	43,234	(16,763)	—	26,471
Mobile game licenses	45,998	(4,868)	—	41,130
Mobile game product development costs	2,679	(2,250)	—	429

Total	163,266	(73,762)	(2,613)	86,891

	As of December 31, 2014,
	Cost or fair value at acquisition	Accumulated amortization	Impairment	Net value	Net value
	RMB	RMB	RMB	RMB	US$
Computer software	2,793	(2,186)	—	607	98
Mobile games and platforms	87,337	(60,801)	—	26,536	4,277
Acquired customer relationships	43,234	(26,058)	—	17,176	2,768
Mobile game licenses	202,728	(39,606)	—	163,122	26,290
Mobile game product development costs	6,888	(3,467)	—	3,421	551
Domain name	2,830	(1,132)	—	1,698	274

Total	345,810	(133,250)	—	212,560	34,258

During the year ended December 31, 2012, the Company recognized a full impairment charge of RMB10,910 on the acquired customer relationships of the OWX Group attributable to the handset design business, as the intangible asset was no longer expected to generate any further economic benefits for the Group.

During the year ended December 31, 2013, the Company recognized a full impairment charge of RMB2,613 on the feature phone middleware platform of the 3GUU Group due to changes in business strategy by management in light of the downward trend in the feature phone market. The intangible asset was no longer expected to generate any further economic benefits for the Group. No impairment charge was recognized for the year ended December 31, 2014.

Amortization expenses, which were recorded in cost of revenues, for the years ended December 31, 2012, 2013 and 2014 were RMB23,583, RMB22,707 and RMB59,488 (US$9,588), respectively.

The estimated annual amortization expenses for each of the five succeeding fiscal years are as follows:

	RMB	US$
2015	75,434	12,157
2016	53,910	8,689
2017	33,370	5,378
2018	25,761	4,152
2019	21,405	3,450
Thereafter	2,680	432

Total	212,560	34,258

11. NON-CURRENT PREPAYMENTS

During the year ended December 31, 2012, the Group paid upfront payments of RMB30,000 to certain mobile phone service providers as a form of sales incentives in exchange for an exclusive channel for billing and collection services (the “Channel”) offered by the mobile service providers to mobile phone game players who purchase the Group’s in-game premium features. The upfront payments are amortized over the useful life of the Channels, which is estimated to be 5 to 6 years depending on the historical relationship between the Group and the mobile phone service providers. The Group accounts for the sales incentives as a reduction of revenues in accordance with ASC 605-50, Revenue Recognition: Customer Payments and Incentives. For the years ended December 31, 2012, 2013 and 2014, upfront payments amounting to RMB1,400, RMB5,600 and RMB5,600 (US$903), respectively, were amortized and recognized as a reduction of revenues in the consolidated statements of comprehensive income. As of December 31, 2013 and 2014, the unamortized portion of the upfront payments amounting to RMB23,000 and RMB17,400 (US$2,804), respectively, was classified as non-current prepayments on the consolidated balance sheets.

12. OTHER NON-CURRENT ASSETS

Other non-current assets consist of the following:

	As of December 31,
	2013	2014	2014
	RMB	RMB	US$
Prepaid expenses	5,139	9,259	1,492
Loan to a third-party	—	5,500	886
Development service fees	—	26,604	4,288
Technical supporting fees	—	18,664	3,008
Rental deposits	—	8,746	1,410
Others	—	2,452	395

Total	5,139	71,225	11,479

Loan to a third-party represents a RMB denominated loan of RMB5,500 (US$886) provided to an unrelated third-party. The loan is unsecured, interest-free and has repayment term of more than one year.

Development service fees represent prepayments to third-party game developers for the research and development of certain mobile phone games on behalf of the Group.

Technical supporting fees represent payments to a third-party for technical services relating to the operation of action mobile phone games. The technical supporting fees are amortized over the service period of 5 years.

13. SHORT-TERM BANK BORROWING

The short-term bank borrowing outstanding as of December 31, 2013 represents a RMB denominated loan of RMB14,000 obtained from a financial institution in the PRC for working capital purposes. The short-term bank borrowing has a term of three months at a fixed interest rate of 5.60% per annum and is pledged by a letter of credit of RMB15,725 from a subsidiary of the Company. The short-term bank borrowing was fully repaid by the Company on January 7, 2014.

14. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	As of December 31,
	2013	2014	2014
	RMB	RMB	US$
Advances from customers	529	424	68
Accrued payroll and welfare payable	28,438	53,362	8,600
Business tax, value-added tax and other taxes payable	6,661	30,629	4,937
Government grant	2,720	2,956	476
Others	2,826	3,326	537

Total	41,174	90,697	14,618

15. DEFERRED INITIAL PUBLIC OFFERING COSTS

Direct costs incurred by the Company attributable to its initial public offering of ordinary shares in the United States were deferred until September 25, 2012 and expensed off to the consolidated statements of comprehensive income upon the Listing of the Company (Note 1). Such deferred costs included legal and other professional fees related to the offering.

16. OTHER INCOME

Other income consists of the following:

	For the Years Ended December 31,
	2012	2013	2014
	RMB	RMB	RMB	US$
Gain on bargain purchase (Note 4)	—	9,654	—	—
Gain on disposal of a subsidiary	—	14,332	—	—
Foreign exchange gain	—	220	2,322	374
Government subsidy	—	150	946	153
Others	451	1,298	1,970	317

	451	25,654	5,238	844

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

A gain on disposal of RMB14,332 was recognized for the year ended December 31, 2013. The operating results of Shenzhen Douwan have not been presented as discontinued operations in the consolidated statements of comprehensive income for all years presented, as Shenzhen Douwan had no operation and did not meet the definition of a component of an entity under ASC topic 205 (“ASC 205”), Presentation of Financial Statements—Discontinued Operation.

17. CONTINGENTLY REDEEMABLE ORDINARY SHARES

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

Accounting for the Contingently Redeemable Ordinary Shares

The Contingently Redeemable Ordinary Shares were classified as mezzanine equity as of December 31, 2013 as they can be redeemed at the option of the holders upon the occurrence of certain contingent events outside the sole control of the Company.

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

The initial carrying value of the Contingently Redeemable Ordinary Shares was the issue price on the Issuance Date of RMB75,648 net of issuance costs of RMB1,813. The Company concluded that the Contingently Redeemable Ordinary Shares were not redeemable currently, but it was probable that the Contingently Redeemable Ordinary Shares would become redeemable. The Company elected to recognize changes in the redemption value immediately as they occur and adjust the carrying value of the Contingently Redeemable Ordinary Shares to equal the redemption value at the end of each reporting period. An accretion charge of RMB3,023, RMB3,174 and nil were recorded as a reduction of income available to ordinary shareholders for the years ended December 31, 2012, 2013 and 2014, respectively.

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

The carrying value of the Contingently Redeemable Ordinary Shares as of December 31, 2013 and 2014 is as follows:

RMB
Balance as of December 31, 2012	76,858
Changes in redemption value	3,174
Exchange rate effect	(2,355)

Balance as of December 31, 2013	77,677
Changes in redemption value	—
Conversion to Class A ordinary shares	(77,677)
Exchange rate effect	—

Balance as of December 31, 2014	—

Balance as of December 31, 2014 in US$	—

18. SHAREHOLDERS’ EQUITY

Ordinary shares

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

On August 5, 2013, the Company issued 7,000,000 Class A ordinary shares, at a par value of US$0.001 per share, to Grand Synergy Limited, a third-party company, at a consideration of US$5,000 in a private placement. In connection with this private placement, the Company issued 100,000 warrants to Champion Plus as the payment for its service. Each warrant allows Champion Plus to purchase one ADS of the Company at $10.00 per ADS (Note 21(c)).

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

On February 17, 2014, the Company issued 15,450,144 Class A ordinary shares and 11,035,817 Class A ordinary shares at a par value of US$0.001 per share, to Core Tech Resources Inc. and PVG Venture Capital Partners (Wuxi), Limited, respectively, upon the automatic conversion of the Contingently Redeemable Ordinary Shares (Note 17).

On March 21, 2014, the Company issued 48,188,000 Class A ordinary shares, at a par value of US$0.001 per share, for an aggregate proceeds of US$78,018 in a public offering. The total issuance costs of ordinary shares amounting to RMB9,833 (US$1,584) was recognized and netted against the offering proceeds from the public offering.

As of December 31, 2013 and 2014, 464,750 and 432,402 RSUs were vested and considered to be issued and outstanding Class A ordinary shares, respectively.

As of December 31, 2013, 750,000,000 Class A ordinary shares and 250,000,000 Class B ordinary shares were authorized, respectively, and 178,034,362 Class A ordinary shares and 180,821,228 Class B ordinary shares were issued and outstanding, respectively. As of December 31, 2014, 750,000,000 Class A ordinary shares and 250,000,000 Class B ordinary shares were authorized, respectively, and 257,523,929 Class A ordinary shares and 180,821,228 Class B ordinary shares were issued and outstanding, respectively.

The Company did not pay or declare any dividends on ordinary shares in the years ended December 31, 2012, 2013 and 2014. The payment of dividends in the future will be contingent upon the Group’s revenues and earnings, if any, capital requirements and general financial condition subsequent to the completion of a business combination. The payment of dividends will be subject to the discretion of the Company’s board of directors and subject to the requirements of Cayman Islands’ laws.

Accumulated other comprehensive income (loss)

Changes in the balances of the component of accumulated other comprehensive (loss) income, net of tax of nil, for the years ended December 31, 2012, 2013 and 2014 are as follows:

	Foreign currency translation	Unrealized gains on available-for- sale investment	Total
	RMB	RMB	RMB
Balance as of December 31, 2011	(427)	—	(427)
Other Comprehensive income	7	—	7

Balance as of December 31, 2012	(420)	—	(420)
Other comprehensive income	542	—	542

Balance as of December 31, 2013	122	—	122
Other comprehensive income	(3,332)	475	(2,857)

Balance as of December 31, 2014	(3,210)	475	(2,735)

Balance as of December 31, 2014 in US$	(517)	77	(441)

19. RESTRICTED NET ASSETS

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

In accordance with the PRC Regulations on Enterprises with Foreign Investment and their articles of association, a foreign invested enterprise established in the PRC is required to provide certain statutory reserves, namely general reserve fund, the enterprise expansion fund and staff welfare and bonus fund which are appropriated from net profit as reported in the enterprise’s PRC statutory accounts. A foreign invested enterprise is required to allocate at least 10% of its annual after-tax profit to the general reserve until such reserve has reached 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors for all foreign invested enterprises. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. Huiyou, Qilewuxian, Shenzhen Douqu, Zhongtuo, Yitongtianxia, Huifenghechang, Huiquwuxian Digital (Shenzhen) Ltd., and Vogins Shanghai, were established as a foreign invested enterprise and therefore are subject to the above mandated restrictions on distributable profits.

Additionally, in accordance with the Company Law of the PRC, a domestic enterprise is required to provide statutory common reserve at least 10% of its annual after-tax profit until such reserve has reached 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. A domestic enterprise is also required to provide discretionary surplus reserve, at the discretion of the board of directors, from the profits determined in accordance with the enterprise’s PRC statutory accounts. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. Yingzheng, Lanyue, Chengdu Zhuoxing, Wuyao, Beijing Zhuoyuechenxing and Tianjin Suiyue were established as a domestic invested enterprise and therefore are subject to the above mandated restrictions on distributable profits.

As a result of these PRC laws and regulations that require annual appropriations of 10% of after-tax income to be set aside prior to payment of dividends as general reserve fund, the Company’s PRC subsidiaries and the VIEs are restricted in their ability to transfer a portion of their net assets in the form of dividend payments, loans or advances to the Company. The amounts restricted include paid-in capital and statutory reserve funds of the Company’s PRC subsidiaries and the net assets of the VIEs, as determined pursuant to PRC generally accepted accounting principles, totaling RMB548,915 (US$88,469) as of December 31, 2014.

20. INCOME TAXES

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gains. In addition, upon payments of dividends by the Company’s Cayman Islands subsidiary to their shareholders, no Cayman Islands withholding tax will be imposed.

British Virgin Islands

Under the current laws of the British Virgin Islands, the Company’s BVI incorporated subsidiaries are not subject to tax on income or capital gains. In addition, upon payments of dividends by these entities to their shareholders, no British Virgin Islands withholding tax will be imposed.

Hong Kong

The Hong Kong profits tax rate is 16.5%. The Company’s Hong Kong incorporated subsidiaries are subject to Hong Kong profits tax only on profits arising in or derived from Hong Kong under the territorial tax regime. In addition, upon payments of dividends by the Company’s Hong Kong subsidiaries to their shareholders, no Hong Kong withholding tax will be imposed.

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

Pursuant to CaiShui [2008] No.1, qualified new software development enterprises are each entitled to a tax holiday of 2-year full EIT exemption followed by 3-year 50% EIT reduction (“2+3 tax holiday”) starting from their respective first profit-making year. Lanyue, Chengdu Zhouxing, Huiyou and Yitongtianxia, being qualified new software development enterprises, are each entitled to a 2+3 tax holiday and their respective first profit-making years were year 2014, year 2014, year 2012 and year 2011, respectively. Accordingly, both Lanyue and Chengdu Zhouxing are tax exempted for years 2014 and 2015 and subject to EIT at 12.5% from years 2016 to 2018. Huiyou is tax exempted for years 2012 and 2013 and subject to EIT at 12.5% from years 2014 to 2016. Yitongtianxia’s first profit-making year was 2011 but received the 2+3 tax holiday approval in April 2012. As a result, the 2+3 tax holiday is effective retroactively from year 2011 and is tax exempted for years 2011 and 2012 and subject to EIT at 12.5% from years 2013 to 2015.

Under the prevailing EIT law and its relevant regulations, a qualified high and new technology enterprise is entitled to a preferential tax rate of 15%. In May 2012, Yingzheng obtained the approval to enjoy the high and new technology enterprise preferential tax rate of 15% effective retroactively from year 2011 for a period of three years.

The prevailing EIT law and its relevant regulations treat enterprises established outside of the PRC but with “effective management and control” located in the PRC as PRC resident enterprises for tax purposes. The term “effective management and control” is generally defined as exercising management and control over the business, personnel, accounting, properties, etc. of an enterprise. The Company and its subsidiaries located in jurisdictions outside of the mainland PRC, if considered PRC resident enterprises for tax purposes, would be subject to the PRC enterprise income tax at the rate of 25% on their worldwide income commencing on January 1, 2008. As of December 31, 2013 and 2014, the Company has not accrued for PRC tax on such basis. The Group will continue to monitor the tax status with regards to the PRC tax resident enterprise regulation of its non-PRC entities.

Japan

In Japan, a company is subject to corporation tax, inhabitants’ tax and enterprise tax (collectively called “Corporate Tax”). The effective statutory Corporate Tax rate for the annual reporting period ended March 31, 2014 and 2015 is 38% and 36%, respectively.

In accordance with the law “Partial Amendment of the Income Tax Act, etc.” (Law No.10 of 2014) in Japan on March 31, 2014, special reconstruction corporation tax was repealed a year ahead of the original schedule and will not be imposed from the annual reporting periods commencing on and after April 1, 2014. As a result of such amendments, the effective statutory Corporate Tax rate of 38% previously applied for calculation of the amount of deferred tax assets and deferred tax liabilities has been reduced to 36% with respect to temporary differences to be realized, if any, during the annual reporting periods commencing on and after April 1, 2014. This tax law change did not have a material impact on the Company’s results of operations.

For the year 2014, CMGE Japan was not subject to Japan corporation tax as it did not derive any taxable profits.

Korea

The basic Korean corporate income tax rate is 10% on the first KRW200,000, 20% for the tax base between KRW200,000 and KRW20,000,000, and 22% for the excess of KRW20,000,000. For the year 2014, CMGE Korea was subject to corporate income tax rate of 10%, as it derived taxable profit of less than KRW200,000.

Taiwan

The Taiwan corporate income tax rate is 17%. Under Taiwan tax regime, corporate income tax is assessed only on the profits of the Taiwan branch of a foreign company. The Taiwan branches of Majesty Enterprises Limited (HK) and SuperNova Overseas Limited (HK) are subject to corporate income tax at 17% on their assessable profits.

(Loss) income before income taxes consists of:

	For the Years Ended December 31,
	2012	2013	2014
	RMB	RMB	RMB	US$
Cayman Islands	(43,486)	9,008	(54,131)	(8,724)
British Virgin Islands	(18,881)	(591)	(2,351)	(379)
Hong Kong	5,369	(2,783)	(55,182)	(8,894)
The PRC	33,836	20,932	342,683	55,230
Japan	—	—	(813)	(131)
Korea	—	—	446	72
Taiwan	—	—	(1,584)	(255)

Total	(23,162)	26,566	229,068	36,919

The current and deferred components of the income tax (benefit) expense appearing in the consolidated statements of comprehensive income are as follows:

	For the Years Ended December 31,
	2012	2013	2014
	RMB	RMB	RMB	US$
Current tax (benefit) expense	(5,969)	3,277	8,620	1,389
Deferred tax benefit	(2,720)	(3,474)	(7,499)	(1,209)

	(8,689)	(197)	1,121	180

A reconciliation of income taxes computed at the PRC statutory tax rate of 25% to the actual income tax (benefit) expense is as follows:

	For the Years Ended December 31,
	2012	2013	2014
	RMB	RMB	RMB	US$
(Loss) income before income taxes	(23,162)	26,566	229,068	36,919

Income tax (benefit) expense computed at the PRC statutory tax rate of 25%	(5,791)	6,642	57,267	9,230
Foreign tax rate differential	12,081	3,481	10,662	1,718
Non-deductible expenses	1,630	1,096	10,739	1,730
Non-taxable income	—	(6,246)	(1,952)	(315)
Effect of change in tax status	(8,643)	—	5,715	921
Effect of change in tax rate	—	1,018	(984)	(158)
Effect of tax holidays	(17,045)	(14,499)	(84,685)	(13,649)
Current/deferred rate differential	3,196	(813)	(1,475)	(238)
Increase in valuation allowance	3,184	8,040	2,373	383
Interest and penalties on unrecognized tax benefits	2,643	1,130	3,168	511
Others	56	(46)	293	47

Income tax (benefit) expense	(8,689)	(197)	1,121	180

The aggregate amount and per share effect of tax holidays are as follows:

	For the Years Ended December 31,
	2012	2013	2014
	RMB	RMB	RMB	US$
Aggregate amount	17,045	14,499	84,685	13,649

Effect on basic and diluted earnings per share for Class A and Class B ordinary shares:
Basic and Diluted	0.06	0.04	0.19	0.03

The significant components of the Group’s deferred tax assets and deferred tax liabilities are as follows:

	As of December 31,
	2013	2014	2014
	RMB	RMB	US$
Deferred tax assets, current portion:
Accrued expenses	7,480	3,999	645
Excessive advertising expenses	924	—	—
Government grant, current portion	386	386	62
Less: Valuation allowance	(7,690)	(1,505)	(243)

Deferred tax assets, current portion, net	1,100	2,880	464

Deferred tax assets, non-current portion:
Intangible assets and property and equipment	3,569	4,740	763
Government grants, non-current portion	538	347	56
Net operating loss carryforwards	14,242	24,211	3,902
Less: Valuation allowance	(15,635)	(24,193)	(3,899)

Deferred tax assets, non-current portion, net	2,714	5,105	822

Deferred tax liabilities, non-current portion:
Intangible assets	7,793	4,464	719

Deferred tax liabilities, non-current portion, net	7,793	4,464	719

As of December 31, 2013 and 2014, the Group’s total deferred tax assets before valuation allowances were RMB27,139 and RMB33,683 (US$5, 428), respectively. As of December 31, 2013 and 2014, the Group recorded valuation allowances of RMB23,325 and RMB25,698 (US$4,142), respectively, on its deferred tax assets that are sufficient to reduce the deferred tax assets to the amounts that are more-likely-than-not to be realized.

As of December 31, 2014, the Company had net operating losses of RMB120,800 (US$19,469) from several of its subsidiaries, the VIEs and the VIEs’ subsidiaries, which can be carried forward to offset future net profit for income tax purposes. The net operating loss carryforwards of RMB57,922, if not utilized, will expire at various dates between 2015 and 2024. The remaining operating loss carryforwards of RMB62,878 represent tax losses from entities in Hong Kong, which can be carried forward indefinitely. In China, Japan and Taiwan, tax losses can be carried forward up to 5 years, 9 years and 10 years, respectively.

Aggregate undistributed earnings of the Company’s subsidiaries, the VIEs and the VIEs’ subsidiaries located in the PRC that are available for distribution to non-PRC tax resident parent companies and primary beneficiary company at December 31, 2013 and 2014 amounted to RMB229,008 and RMB578,399 (US$93,221), respectively, and are considered to be indefinitely reinvested under ASC subtopic 740-30 (“ASC 740-30”), Income Taxes: Other Considerations or Special Areas. Accordingly, the management considered that the amount of unrecognized deferred tax liabilities for temporary differences related to investments in the PRC subsidiaries, the VIEs and the VIEs’ subsidiaries is not determined because such a determination is not practical.

Unrecognized tax benefits

A tabular reconciliation of the Group’s unrecognized tax benefits, excluding interest and penalties, is as follows:

	For the Years Ended December 31,
	2012	2013	2014
	RMB	RMB	RMB	US$
Balance at the beginning of year	25,262	20,570	7,239	1,167
Increase (decrease) related to current year tax positions	4,800	(2,120)	1,161	187
(Decrease) increase related to prior year tax positions	(9,432)	—	1,421	229
Decrease from disposal of a subsidiary	—	(11,211)	—	—
Lapse of statute of limitations	(60)	—	(59)	(10)

Balance at the end of year	20,570	7,239	9,762	1,573

As of December 31, 2013 and 2014, the Company has unrecognized tax benefits of RMB7,239 and RMB9,762 (US$1,573), respectively, of which RMB1,632 and RMB1,023 (US$165), respectively, are presented on a net basis against the deferred tax assets related to tax loss carryforwards on the face of the consolidated balance sheets. As a result, the amounts of unrecognized tax benefits included in the consolidated balance sheets as of December 31, 2013 and 2014 were RMB5,607 and RMB8,739 (US$1,408), respectively. RMB4,031 and RMB4,278 (US$689) as of December 31, 2013 and 2014, respectively, of unrecognized tax benefits would impact the effective tax rate, if recognized. It is possible that the amount of unrecognized tax benefits will change in the next 12 months, pending factors such as changes in PRC tax law or administration practices and procedures or tax authority inquiries. An estimate of the change cannot be reasonably made.

The accrued interest and penalties related to unrecognized tax benefits as of December 31, 2013 and 2014 were RMB4,363 and RMB7,531 (US$1,214), respectively, and are included in the amounts of unrecognized tax benefits on the consolidated balance sheets. For the years ended December 31, 2012, 2013 and 2014, the Company recorded income tax expenses for interest and penalties related to its unrecognized tax benefits of RMB2,643, RMB1,130 and RMB3,168 (US$511), respectively.

For the Company’s PRC subsidiaries, the VIEs and the VIEs’ subsidiaries, their tax years 2009 through 2014 remain open to examination by the PRC tax authorities as of December 31, 2014.

For the Company’s overseas subsidiaries in Taiwan, Japan and Korea, their tax year 2014 remain open to examination by the respective tax authorities as of December 31, 2014.

21. SHARE-BASED PAYMENTS

(a) Options granted by the Group

Options granted to employees of the Group and employees of V1 Group

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

On February 6, 2012, the Company granted shares options under the 2011 Share Option Scheme to purchase 23,404,120 and 2,431,592 ordinary shares of the Company to its employees and employees of V1 Group, respectively, at an exercise price of US$0.605 per share. These share options have a contractual life of five years. Pursuant to the share options agreement, (i) 25% of the share options are vested and exercisable by each grantee on the first anniversary of the date of grant; and (ii) the remaining 75% of the share options are vested and exercisable by each grantee in 12 equal quarterly tranches beginning one calendar quarter after the first anniversary of the date of grant. Since V1 Group, the ultimate holding company of the Company, is a publicly listed company on the HK Stock Exchange, it or its subsidiary is prohibited to grant share options with exercise price lower than the new issue price of shares on listing unless otherwise approved or waived by the HK Stock Exchange. Any share option granted by the Company during the period commencing six months before the first confidential filing date on Form F-1, or its equivalent for listing on the HK Stock Exchange or an overseas stock exchange, up to the listing date are subject to the above requirement. Except for any waivers that may be granted by the HK Stock Exchange, the exercise price of any share option granted during such period shall be adjusted to a price not lower than the new issue price as the Company’s board of directors may deem appropriate. The exercise price of the share options shall be adjusted to the price of the listing if the price of the listing exceeds $0.605 per share, whereas the exercise price of the share options shall remain unchanged if the price of the listing is less than $0.605 per share or a listing does not take place.

In accordance with ASC 718, the accounting grant date for these share options was February 6, 2012, as the Company and the grantees reached a mutual understanding of the key terms and conditions of the awards when the grantees began to be adversely affected by subsequent changes in the price of the Company’s ordinary shares. The share options granted to the Group’s employees are classified as equity awards which are measured based on the grant date fair value. As a market condition in which the exercise price varies with the price of the Company’s ordinary shares is attached to the share options, the market condition was considered in the estimate of their grant-date fair value. The fair value of each of the share options granted by the Company was RMB0.95 at the grant date. Compensation cost for these awards with a market condition granted to employees of the Group amounting to RMB22,230 (USD3,568) is recognized ratably for each vesting tranche, using the accelerated attribution method, over the requisite service period regardless of whether the market condition is satisfied. RMB11,277, RMB5,686 and RMB1,995 (US$321) were recorded as compensation cost with a corresponding credit to additional paid-in capital for the years ended December 31, 2012, 2013 and 2014, respectively.

ASC 718 does not apply to awards granted by an entity to employees of its controlling parent company. As a result, ASC 718 is not applicable to the share options granted by the Company to employees of V1 Group on February 6, 2012. However, since V1 Group, as the controlling parent of the Company, can always direct the Company to grant share-based awards to its employees, the Company measured the fair value of the shares options granted to employees of V1 Group at the grant date and recognized that amount as a dividend to V1 Group without regard to whether the options are subject to vesting provisions. While this is not consistent with the measurement model for share-based awards granted to nonemployees described in ASC topic 505-50 (“ASC 505-50”), Equity—Equity-Based Payments to Non-Employees, the Company considered the departure from ASC 505-50 was not unreasonable given that the grant of share options to employees of V1 Group was a capital transaction rather than compensation. Accordingly, the grant-date fair value of the share options granted to employees of V1 Group amounting to RMB2,313 was recorded as a one-time deemed dividend distribution to shareholder for the year ended December 31, 2012.

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

RMB1,070 and RMB1,180 (US$190) were recorded as compensation cost with a corresponding credit to additional paid-in capital for the years ended December 31, 2013 and 2014, respectively.

On February 8, 2013, the Company granted options to purchase 2,539,495 and 200,000 shares with a contractual life of five years to an employee and a consultant who became an employee of the Company on March 20, 2013, respectively, at an exercise price of US$0.605 per share with a contractual life of 5 years. Pursuant to the share option agreement, 25% of the share options are vested and exercisable on each of the first to fourth anniversary of the grant date if the grantees continue to provide service to a subsidiary of the Company and this subsidiary achieves predetermined performance conditions. There is a service condition in addition to a performance condition attached to the vesting of these options. In accordance with ASC 718, share-based compensation cost is not recorded before the performance condition is probable to be met. On March 6, 2013, the Company modified the performance condition for the first 25% of the options. Since the performance condition was probable to achieve both before and after the modification, the modification of the performance condition attached to the options was treated as a Type I probable-to-probable modification in accordance with ASC 718 on March 6, 2013. No incremental cost was resulted from the modification as the fair value of the modified award was the same as the fair value of the original award immediately before its performance condition was modified. RMB399 and RMB318 (US$51) were recorded as compensation cost with a corresponding credit to additional paid-in capital for the years ended December 31, 2013 and 2014, respectively.

On January 13, 2014, the Company granted options under the 2011 Share Option Scheme to purchase 417,963 ADS of the Company to certain of its employees as at an exercise price of US$29.03 per ADS with a contractual life of five years. Pursuant to the share options agreement, (i) 25% of the share options are vested and exercisable on the first anniversary of the date of grant; and (ii) the remaining 75% of the share options are vested and exercisable in 12 equal quarterly tranches beginning one calendar quarter after the first anniversary of the date of grant. There is a service condition attached to the vesting of the option granted to the employees. RMB6,985 (US$1,126) was recorded as compensation cost with a corresponding credit to additional paid-in capital for the year ended December 31, 2014.

On January 13, 2014, the Company granted options under the 2011 Share Option Scheme to purchase 1,811,854 ADS of the Company to certain of its employees at an exercise price of US$29.03 per ADS share with a contractual life of three years and eight months. Pursuant to the share option agreement, 33% of the share options are vested and exercisable on each of the first to third anniversary of the grant date if the grantees continue to provide service to the Group and the Group achieves predetermined annual profit targets in 2014, 2015 and 2016. There is a service condition in addition to a performance condition attached to the vesting of these options. In accordance with ASC 718, share-based compensation cost is not recorded before the performance condition is probable to be met. On October 8, 2014 and October 9, 2014, the Company modified the share-based awards through the cancellation of the options accompanied by the concurrent grant of warrants to the same employees with higher predetermined annual profit targets for years 2014, 2015 and 2016 at a lower exercise price (Note 21(c)). Each warrant allows the holder to purchase one ADS of the Company at US$20.23 per ADS with a contractual life of three years. Pursuant to the warrant agreements, 33% of the warrants are vested and exercisable on each of the first to third anniversary of the grant date if the grantees continue to provide service to the Group and the Group achieves predetermined annual profit targets in 2014, 2015 and 2016. There is a service condition in addition to a performance condition attached to the vesting of these warrants. The modification of vesting conditions and exercise price was intended to provide additional motivation to the employees.

In accordance with ASC 718, share-based compensation cost is not recorded before the performance condition is probable to be met. As the performance conditions are subject to external market factors which are outside the control of the Company, the Company concluded that it was not probable for the original and the modified vesting conditions to be achieved at the grant date and the modification date, respectively. As a result, the modification of the annual profit targets attached to the options granted on January 13, 2014 was treated as a

Type IV improbable-to-improbable modification in accordance with ASC 718 on October 8, 2014 and October 9, 2014. For a Type IV improbable-to-improbable modification, the original award is treated as cancelled in exchange for a new award. Accordingly, the grant-date fair values of the options were ignored and the modification-date fair value of the warrants of RMB3.43 (US$0.55) was measured, and the recognition of compensation cost was deferred until the predetermined annual profit target in 2014 was achieved on December 31, 2014. RMB12,750 (US$2,055) was recorded as compensation cost with a corresponding credit to additional paid-in capital for the year ended December 31, 2014.

On October 8, 2014, the Company granted options under the 2011 Share Option Scheme to purchase 104,490 ADS of the Company to certain of its employees as at an exercise price of US$20.23 per ADS with a contractual life of five years. Pursuant to the share options agreement, (i) 25% of the share options are vested and exercisable on the first anniversary of the date of grant; and (ii) the remaining 75% of the share options are vested and exercisable in 12 equal quarterly tranches beginning one calendar quarter after the first anniversary of the date of grant. There is a service condition attached to the vesting of the option granted to the employees. RMB793 (US$128) was recorded as compensation cost with a corresponding credit to additional paid-in capital for the year ended December 31, 2014.

The following table summarizes the share options granted to the Group’s employees during the year ended December 31, 2014:

Options granted to employees	Number of shares	Weighted-average exercise price per share	Weighted-average grant-date fair value per share	Weighted-average remaining contractual term	Aggregate intrinsic value
		RMB	RMB	Years	RMB
Outstanding, January 1, 2014	35,547,177	3.47	2.50	3.56	267,320
Granted	32,680,298	12.47	4.03
Forfeited	(1,946,755)	3.81	0.95
Exercised	(3,114,524)	3.47	2.55
Cancelled	(25,365,956)	12.64	3.75

Outstanding, December 31, 2014	37,800,240	5.08	3.06	2.92	108,282

Vested and expected to vest at December 31, 2014	37,800,240	5.08	3.06	2.92	108,282
Exercisable at December 31, 2014	13,116,822	3.48	2.44	2.49	58,526

The following table summarizes the share options granted to the employees of V1 Group during the year ended December 31, 2014:

Options granted to employees of V1 Group	Number of shares	Weighted-average exercise price per share	Weighted-average grant-date fair value per share	Weighted-average remaining contractual term	Aggregate intrinsic value
		RMB	RMB	Years	RMB
Outstanding, January 1, 2014	2,194,163	3.81	0.95	3.10	15,749
Granted	—	—	—
Forfeited	—	—	—
Exercised	(168,476)	3.81	0.95

Outstanding, December 31, 2014	2,025,687	3.81	0.95	2.10	8,379

Vested and expected to vest at December 31, 2014	2,025,687	3.81	0.95	2.10	8,379
Exercisable at December 31, 2014	1,436,786	3.81	0.95	2.10	5,943

Options granted to non-employees of the Group

On February 8, 2013, the Company granted options under the 2011 Share Option Scheme to purchase 60,000 ADS to a third-party individual consultant who provides consultancy service to the Company, at an exercise price of US$6.50 per ADS with a contractual life of five years. Pursuant to the share options agreement, (i) 25% of the share options are vested and exercisable on the first anniversary of the date of grant; and (ii) the remaining 75% of the share options are vested and exercisable in 12 equal quarterly tranches beginning one calendar quarter after the first anniversary of the date of grant. Although the options have an explicit vesting condition, there are no service, performance or market conditions attached to the vesting of these options. As a result, the vesting condition is merely a delayed exercisability provision. RMB308 was fully recorded as compensation cost with a corresponding credit to additional paid-in capital on the grant date during the year ended December 31, 2013.

The following table summarizes the share options granted to non-employees of the Group during the year ended December 31, 2014:

Options granted to non-employees	Number of shares	Weighted-average exercise price per share	Weighted-average grant-date fair value per share	Weighted-average remaining contractual term	Aggregate intrinsic value
		RMB	RMB	Years	RMB
Outstanding, January 1, 2014	840,000	2.92	5.12	4.10	6,781
Granted	—
Forfeited	—
Exercised	—

Outstanding, December 31, 2014	840,000	2.92	5.12	3.10	4,226

Vested and expected to vest at December 31, 2014	840,000	2.92	5.12	3.10	4,226
Exercisable at December 31, 2014	367,500	2.92	5.12	3.10	1,849

The aggregate intrinsic value is calculated as the difference between the exercise prices of the underlying awards and the fair value of the Company’s ordinary shares as of December 31, 2014, for those awards that have an exercise price below the fair value of the Company’s ordinary shares.

As of December 31, 2014, total unrecognized share-based compensation cost of RMB32,406 (US$5,223), net of estimated forfeitures, is expected to be recognized over a weighted-average period of 3.14 years. Total unrecognized compensation cost may be adjusted for future changes in estimated forfeitures. To the extent the actual forfeiture rate is different from original estimate, actual share-based compensation costs related to these awards may be different from expectation.

The grant date fair value of the equity awards granted during the years ended December 31, 2012, 2013 and 2014 was estimated using the Monte Carlo simulation model, the binomial option pricing model and the binomial option pricing model, respectively, with the following assumptions:

	February 6, 2012	February 8, 2013	January 13, 2014	January 13, 2014 (performance based)	October 8, 2014
Risk-free interest rate	0.75%	0.79%~0.84%	1.58%	0.27%~1.02%	1.55%
Dividend yield	2.00%	—	—	—	—
Expected volatility rate	51.64%	49.43%~ 50.02%	49.36%	44.77%~ 48.68%	55.73%
Weighted-average expected life	5.00	5.00	5.00	1.67~3.67	5.00
Estimated forfeiture rate	—	—	—	—	—
Suboptimal exercise factor	Not applicable	2	2	2	2.5
Fair value of the Company’s ordinary shares	RMB3.25	US$0.24~US$0.66	US$2.07	US$2.07	US$1.45

(b) Restricted share units

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

As both the IPO and the Listing are outside of the control of the Company, management concluded at the grant date and the modification date that it is not probable that the original vesting conditions and the modified vesting conditions will be achieved, respectively. As a result, the modification of the performance condition attached to the RSUs was treated as a Type IV improbable-to-improbable modification in accordance with

ASC 718 on August 20, 2012. For a Type IV improbable-to-improbable modification, the original award is treated as cancelled in exchange for a new award. Accordingly, the grant-date fair values of the RSUs were ignored and the modification-date fair value of RMB3.68 (US$0.59) was measured, and the recognition of compensation cost was deferred until the performance condition of the Listing was met on September 25, 2012. RMB2,798, RMB2,460 and RMB989 (US$159) were recorded as compensation cost with a corresponding credit to additional paid-in capital for the years ended December 31, 2012, 2013 and 2014, respectively.

The following table summarizes the RSUs granted by the Company for the year ended December 31 2014:

RSUs granted by the Company	Outstanding RSUs	Weighted average grant date fair value
		RMB
Unvested, January 1, 2014	877,742	3,233
Granted	—	—
Cancelled	—	—
Vested	(432,402)	(1,593)
Forfeited	(12,938)	(48)

Unvested, December 31, 2014	432,402	1,592

As of December 31, 2014, total unrecognized compensation cost for the RSUs of RMB372 (US$60), net of estimated forfeitures, is expected to be recognized over the weighted average period of 0.73 year.

The total fair value of the RSUs vested during the years ended December 31, 2012, 2013 and 2014 was RMB3,234, RMB2,331 and RMB4,567 (US$736), respectively.

(c) Warrants issued by the Group

Warrants issued to employees of the Group

On January 13, 2014, the Company issued 78,000 warrants to an employee. Each warrant allows the employee to purchase one ADS of the Company at US$29.03 per ADS with a contractual life of four years. Pursuant to the warrant agreement, (i) 26,000 warrants are exercisable on or after January 1, 2015 and when the Company fulfills certain market conditions; (ii) 26,000 warrants are exercisable on or after January 1, 2016 and when the Company fulfills certain market conditions; and (iii) 26,000 warrants are exercisable on or after January 1, 2017 and when the Company fulfills certain market conditions. RMB3,059 (US$493) was recorded as compensation cost with a corresponding credit to additional paid-in capital for the year ended December 31, 2014.

On January 26, 2014, the Company issued 136,500 warrants to the chairman of the board of directors, Dr. Lijun Zhang. Each warrant allows Dr. Lijun Zhang to purchase one ADS of the Company at US$29.34 per ADS with a contractual life of five years. Pursuant to the warrant agreement, these warrants vest over a four-year period, with 25% of the warrants to vest and become exercisable on each of the first, second, third and fourth anniversaries of the grant date. RMB2,331 (US$376) was recorded as compensation cost with a corresponding credit to additional paid-in capital for the year ended December 31, 2014.

On April 1, 2014, the Company issued 600,000 warrants to the vice-chairman of the board of directors, Mr. Hendrick Sin. Each warrant allows Mr. Hendrick Sin to purchase one ADS of the Company at US$29.03 per ADS with a contractual life of five years. Pursuant to the warrant agreement, these warrants vest over a four-year period, with 25% of the warrants to vest and become exercisable on each of the first, second, third and fourth anniversaries of the grant date. RMB6,334 (US$1,021) was recorded as compensation cost with a corresponding credit to additional paid-in capital for the year ended December 31, 2014.

On October 8, 2014, the board of directors approved a modification to reduce the exercise price of the 78,000 warrants that were granted to an employee on January 13, 2014 to US$20.23 per ADS, which is the closing price of the Company’s ADSs on October 8, 2014. Other terms of the warrants remain unchanged. In accordance with ASC 718, an incremental compensation cost amounting to RMB763 (US$123), which was the difference between the fair value of the modified award and the fair value of the original award on the modification date, was measure and to be recognized ratably for each vesting tranche over the remaining requisite service period. RMB79 (US$13) was recorded as incremental compensation cost with a corresponding credit to additional paid-in capital for the year ended December 31, 2014.

On October 9, 2014, the board of directors approved a modification to reduce the exercise price of the 736,500 warrants that were granted by the Company to Dr. Lijun Zhang and Mr. Hendrick Sin on January 26, 2014 and April 1, 2014, respectively, to US$20.23 per ADS, which is the closing price of the Company’s ADSs on October 8, 2014. Other terms of the warrants remain unchanged. In accordance with ASC 718, an incremental compensation cost amounting to RMB8,660 (US$1,396), which was the difference between the fair value of the modified award and the fair value of the original award on the modification date, was measured and to be recognized ratably for each vesting tranche over the remaining requisite service period. RMB572 (US$92) was recorded as incremental compensation cost with a corresponding credit to additional paid-in capital for the year ended December 31, 2014.

The following table summarizes the warrants granted to the Group’s employees during the year ended December 31, 2014:

Warrants granted to employees	Number of shares	Weighted-average exercise price per share	Weighted-average grant-date fair value per share	Weighted-average remaining contractual term	Aggregate intrinsic value
		RMB	RMB	Years	RMB
Outstanding, January 1, 2014	—
Granted	36,768,956	8.88	2.72	4.18	—
Forfeited	—
Exercised	—
Cancelled	—

Outstanding, December 31, 2014	36,768,956	8.88	2.72	3.18	—

Vested and expected to vest at December 31, 2014	19,858,314	8.88	2.75	2.69	—
Exercisable at December 31, 2014	—	—	—	—	—

The aggregate intrinsic value is calculated as the difference between the exercise prices of the underlying awards and the fair value of the Company’s ordinary shares as of December 31, 2014, for those awards that have an exercise price below the fair value of the Company’s ordinary shares.

As of December 31, 2014, total unrecognized share-based compensation cost of RMB46,703 (US$7,527), net of estimated forfeitures, is expected to be recognized over a weighted-average period of 4.20 years. Total unrecognized compensation cost may be adjusted for future changes in estimated forfeitures. To the extent the actual forfeiture rate is different from original estimate, actual share- based compensation costs related to these awards may be different from expectation.

The grant date fair value of the warrants granted during the year ended December 31, 2014 was estimated using the binomial option pricing model with the following assumptions:

	January 13, 2014	January 26, 2014	April 1, 2014	October 8, 2014 and October 9, 2014
Risk-free interest rate	0.98%	1.32%	1.38%	0.07%~0.87%
Dividend yield	—	—	—	—
Expected volatility rate	55.17%	55.00%	55.75%	47.88%~52.58%
Weighted-average expected life	3.26	4.30	4.48	0.93~2.93
Estimated forfeiture rate	—	—	—	—
Fair value of the Company’s ordinary shares	US$1.45	US$1.37	US$1.37	US$1.37~US$1.45

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

On August 5, 2013, the Company issued 100,000 fully vested warrants to Champion Plus, as payment for services rendered by Champion Plus on the issuance of the Company’s ordinary shares in a private placement. Each warrant allows Champion Plus to purchase one ADS of the Company at US$10 per ADS. The exercise period commences six months after the issuance and expires on August 5, 2015. In accordance with ASC 505-50, the measurement date for the vested 100,000 warrants was August 5, 2013. The warrants issued to Champion Plus are classified as equity awards and are measured based on the measurement date fair value of RMB0.04 per warrant. The total fair value of the warrants amounting to RMB3,582 was recognized as equity issuance cost, which was netted against the offering proceeds from the private placement during the year ended December 31, 2013.

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

On April 1, 2014, the Company issued 100,000 fully vested warrants to Champion Plus, as payment for services rendered by Champion Plus for the Company’s public share offering. Each warrant allows Champion Plus to purchase one ADS of the Company at US$24.00 per ADS. The exercise period commences six months after the issuance and expires on September 28, 2016. In accordance with ASC 505-50, the measurement date for the vested 100,000 warrants was April 1, 2014. The warrants issued to Champion Plus are classified as equity awards and are measured based on the measurement date fair value of RMB0.04 per warrant. The total fair value of the warrants amounting to RMB4,176 (US$673) was recognized as equity issuance cost, which was netted against the offering proceeds from the public share offering during the year ended December 31, 2014.

Since all of the warrants granted, except for the 250,000 warrants that were cancelled on September 23, 2013, were fully vested upon issuance, compensation expense of RMB6,557 was immediately recognized with a corresponding credit to additional paid-in capital on the respect grant date of the warrants during the year ended December 31, 2013.

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

The fair value of the warrants granted during the year ended December 31, 2014 at its issuance date was estimated by the Company, with the assistance of an independent valuation firm, using the Black Scholes option pricing model with the following assumptions:

Risk-free interest rate	0.61%
Expected dividend yield	—
Expected volatility rate	48.03%
Weighted average expected life	2.50
Estimated forfeiture rate	—

As of December 31, 2014, the Company has warrants outstanding to purchase an aggregate of 483,250 ADS with an aggregate intrinsic value of RMB14,345. The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying warrants and the fair value of the Company’s ADS as of December 31, 2014, for those warrants that have an exercise price currently below the fair value of the Company’s ADS.

(d) Determining fair value of awards

During the year ended December 31, 2014, the Company, with the assistance of two independent valuation firms, estimated the grant date fair value of the options, warrants with a service condition, warrants with a market condition and warrants with a performance condition granted by the Company using the binomial option pricing model or the Black Scholes option pricing model. The binomial model and the Black Scholes model require the input of highly subjective assumptions, including the expected stock price volatility, the expected price multiple at which the holder is likely to exercise share options and the expected employee forfeiture rate. The Company uses historical data and future expectations to estimate forfeiture rate. For expected volatility of the options and warrants granted, the Company has made reference to historical volatilities of several comparable companies. The risk-free rate for periods within the contractual life of the options and warrants is based on the U.S. Treasury Bonds and other market information at the date of grant. The dividend yield is based on the expected pay-out ratio.

The Company, with the assistance of an independent valuation firm, estimated the grant-date fair value of the options granted to its employees and the employees of V1 Group using the Monte Carlo simulation model. The Monte Carlo simulation model requires the input of highly subjective assumptions, including the expected stock price volatility, risk-free interest rate, dividend yield, weighted-average expected life of the options and expected employee forfeiture rate. The Company uses historical data and future expectations to estimate forfeiture rate. For expected volatility of the options, the Company has made reference to the historical volatilities of several comparable companies. The risk-free rate for periods within the contractual life of the options is based on the U.S. Treasury Bonds and other market information at the date of grant. The dividend yield is based on the expected pay-out ratio.

Total share-based compensation expense of awards and warrants granted to the Group’s employees, directors and external consultants was recorded in “General and administrative expenses” in the consolidated statements of comprehensive income.

22. RELATED PARTY TRANSACTIONS

(a) Related parties

Name of related parties	Relationship with the Group
V1 Group	The ultimate holding company
Gaintech	A company controlled by a noncontrolling shareholder of the Company
Mr. Yixun Kuang	A director of OWX HK
Mr. Zhenning Hu	A director of OWX HK
Mr. Qun She	A shareholder of Beijing Wuyao
Ms. Kok Keng Wee	A shareholder of Beijing Wuyao
MediaTek Inc. (“MTK”)	The parent company of a noncontrolling shareholder of the Company
Vogins BVI	A company controlled by MTK, which became a subsidiary of the Company on November 29, 2013
Vogins Shanghai	A wholly-owned subsidiary of Vogins BVI

(b) The Group had the following related party transactions for the years presented:

	For the Years Ended December 31,
	2012	2013	2014
	RMB	RMB	RMB	US$
Gain on bargain purchase of Vogins BVI from:
Gaintech	—	9,654	—	—

	—	9,654	—	—

On November 29, 2013, the Company acquired 90.6% equity interest in Vogins BVI, of which 82.6% was acquired from Gaintech (Note 4). The gain on bargain purchase of RMB9,654 was recorded in the Company’s consolidated statement of comprehensive income for the year ended December 31, 2013.

	For the Years Ended December 31,
	2012	2013	2014
	RMB	RMB	RMB	US$
Temporary funding provided to:
Vogins Shanghai	—	4,483	—	—

	—	4,483	—	—

During the year ended December 31, 2013, the Group provided temporary funding of RMB4,500 to Vogins Shanghai to be used as working capital (Note 4). The temporary funding was unsecured, interest-free and repayable on demand.

	For the Years Ended December 31,
	2012	2013	2014
	RMB	RMB	RMB	US$
Technology service fee for game platform installation paid to:
MediaTek Inc. (“MTK”)	—	968	10	2

The Group entered into an agreement with MTK in May 2013, pursuant to which the Group engaged MTK to customize and install the Group’s game platform onto its self-developed mobile phone chips.

	For the Years Ended December 31,
	2012	2013	2014
	RMB	RMB	RMB	US$
Revenue from technical support service for mobile phone technology platform software provided to:
Vogins Shanghai	—	1,734	—	—

Cost of sales from technical support service for mobile phone technology platform software provided to:
Vogins BVI	—	603	—	—

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

	For the Years Ended December 31,
	2012	2013	2014
	RMB	RMB	RMB	US$
Mobile games revenue from a related mobile phone service provider:
Vogins Shanghai	—	5,710	—	—

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

	For the Years Ended December 31,
	2012	2013	2014
	RMB	RMB	RMB	US$
Other income from the sale of inventories to:
Mr. Yixun Kuang and Mr. Zhenning Hu	—	2,359	—	—

In December 2013, the Group sold all of its inventories to Mr. Kuang Yixun and Mr. Hu Zhengning at cost, due to the business transition of the OWX Group from handset design business to mobile phone games promotion business. No gain or loss was resulted from the sale of inventories.

	For the Years Ended December 31,
	2012	2013	2014
	RMB	RMB	RMB	US$
Temporary funding provided by:
V1 Group	4,104	—	—	—
Mr. Qun She	—	—	2,000	322
Mr. Kok Keng Wee	—	—	7,000	1,128

	4,104	—	9,000	1,450

The temporary funding from V1 Group was unsecured, interest-free and repayable on demand. The proceeds of the temporary funding from V1 Group were injected into OWX Beijing as working capital and were used for payment of expenses relating to the Listing for the year ended December 31, 2012. The temporary fundings from Mr. Qun She and Ms. Kok Keng Wee were unsecured, interest-free and repayable on demand. The fundings were provided to the Group to be used as working capital.

	For the Years Ended December 31,
	2012	2013	2014
	RMB	RMB	RMB	US$
Deemed dividend to:
V1 Group	32,929	38,014	—	—

During the year ended December 31, 2012, the OWX Group and the 3GUU Group failed to meet the predetermined performance target as stipulated in their respective purchase agreement entered into by V1 Group. As a result, V1 Group shares amounting to RMB18,314 and RMB12,302 must be returned to V1 Group by the original shareholders of the OWX Group and the 3GUU Group, respectively, which was accounted for as deemed distribution to V1 Group. In addition, on February 6, 2012, the Company granted shares options to purchase 2,431,592 ordinary shares of the Company to the employees of V1 Group. The grant-date fair value of the share options granted to employees of V1 Group amounting to RMB2,313 was recorded as a one-time deemed dividend distribution to V1 Group.

During the year ended December 31, 2013, the 3GUU Group failed to meet the predetermined performance target as stipulated in its purchase agreement. As a result, V1 Group shares amounting to RMB38,014 must be returned to V1 Group by the original shareholders of the 3GUU Group, which was accounted for as deemed distribution to V1 Group.

	For the Years Ended December 31,
	2012	2013	2014
	RMB	RMB	RMB	US$
Revenue sharing to:
V1 Group	—	—	536	86

During the year ended December 31, 2014, the Group entered into a revenue sharing arrangement with V1 Group for the resale of its video products. The amount of revenues to be shared with V1 Group was calculated based on a predetermined percentage and recorded as cost of revenues.

(c) The Group had the following related party balances as of December 31, 2013 and 2014:

	As of December 31,
	2013	2014	2014
	RMB	RMB	US$
Amounts due from related parties:
MTK	6,097	6,087	981

Total	6,097	6,087	981

Amounts due to related parties:
V1 Group	—	560	91
Mr. Qun She	—	2,000	322
Ms. Kok Keng Wee	—	7,000	1,128

Total	—	9,560	1,541

All balances with related parties as of December 31, 2013 and 2014 were unsecured, non-interest bearing and repayable on demand.

23. EMPLOYEE DEFINED CONTRIBUTION PLAN

Full time employees of the Company’s subsidiaries, the VIEs and the VIEs’ subsidiaries in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the PRC subsidiaries, the VIEs and the VIEs’ subsidiaries of the Company make contributions to the government for these benefits based on a specific percentage of the employees’ salaries up to a maximum of three times the average annual salary for the city in which the subsidiary operates for the prior year. The Company’s subsidiaries, the VIEs and the VIEs’ subsidiaries have no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits, which were expensed as incurred, were RMB6,297, RMB14,875 and RMB30,732 (US$4,953) for the years ended December 31, 2012, 2013 and 2014, respectively.

24. COMMITMENTS AND CONTINGENCIES

(a) Operating lease commitments

As of December 31, 2014, the Group had minimum lease payments under non-cancelable operating leases with initial terms in excess of one year as follows:

	RMB	US$
2015	32,419	5,225
2016	36,535	5,888
2017	22,561	3,636
2018	17,120	2,759
2019	—	—

	108,635	17,508

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

(c) Income taxes

As of December 31, 2014, the Group has recognized RMB16,270 (US$2,622) accrual for unrecognized tax benefits (Note 20). The final outcome of the tax uncertainty is dependent upon various matters including tax examinations, interpretation of tax laws or expiration of statute of limitations. However, due to the uncertainties associated with the status of examinations, including the protocols of finalizing audits by the relevant tax authorities, there is a high degree of uncertainty regarding the future cash outflows associated with these tax uncertainties. As of December 31, 2014, the Group classified the accrual for unrecognized tax benefits as a non-current liability.

(d) Legal proceedings

In June 2014, the Company was named as a defendant in two putative securities class actions filed in the United States District Court for the Southern District of New York, which have since been consolidated into one suit. The primary allegations are that certain Company filings with the United States Securities and Exchange Commission were false and/or misleading about the Company’s internal controls and compliance with U.S. GAAP. The plaintiffs filed their amended complaint on February 2, 2015 and the Company moved to dismiss the complaint in full on March 19, 2015. The Company believes that it has meritorious defenses to the complaint and intends to vigorously defend itself against the claim. Management considers the outcome of any judgment of the lawsuit as quite uncertain and any expenditure from the lawsuit is not estimable. Consequently, no provision has been made for any expenses that might arise from the class action lawsuit.

25. (LOSS) EARNINGS PER SHARE

A reconciliation of net (loss) income attributable to the Company’s ordinary shareholders in the consolidated statements of comprehensive income to the numerator for the computation of basic and diluted (loss) earnings per share for the years ended December 31, 2012, 2013 and 2014 is as follows:

	For the Years Ended December 31,
	2012	2013	2014	2014
	RMB	RMB	RMB	US$
Net (loss) income attributable to the Company’s ordinary shareholders	(17,361)	23,086	232,124	37,412
Undistributed earnings allocated to participating Contingently Redeemable Ordinary Shares	—	(1,765)	—	—

(Loss) income allocated to Class A and Class B ordinary shares for computing (loss) earnings per share-basic and diluted	(17,361)	21,321	232,124	37,412

Basic and diluted earnings (loss) per share for the years ended December 31, 2012, 2013 and 2014 are calculated as follows:

	For the Years Ended December 31,
	2012		2013		2014		2014
	Class A	Class B	Class A	Class B	Class A	Class B	Class A	Class B
	RMB	RMB	RMB	RMB	RMB	RMB	US$	US$
(Loss) earnings per share—basic:
Numerator:
Allocation of net (loss) income attributable to ordinary shareholders used in calculating (loss) earnings per ordinary share—basic	(6,487)	(10,874)	8,976	12,345	133,048	99,076	21,444	15,968
Denominator:
Weighted average number of ordinary shares outstanding used in calculating basic (loss) earnings per share	113,235,967	189,617,092	134,538,407	185,038,423	242,817,198	180,821,228	242,817,198	180,821,228

Denominator used for (loss) earnings per share	113,235,967	189,617,092	134,538,407	185,038,423	242,817,198	180,821,228	242,817,198	180,821,228
Denominator used for (loss) earnings per ADS	8,088,283	13,544,078	9,609,886	13,217,030	17,344,086	12,915,802	17,344,086	12,915,802
(Loss) earnings per share—basic	(0.06)	(0.06)	0.07	0.07	0.55	0.55	0.09	0.09
(Loss) earnings per ADS—basic	(0.84)	(0.84)	0.98	0.98	7.67	7.67	1.24	1.24
(Loss) earnings per share—diluted:
Numerator:
Allocation of net (loss) income attributable to ordinary shareholders used in calculating (loss) earnings per ordinary share—diluted	(6,487)	(10,874)	9,494	11,827	138,814	93,310	22,373	15,039
Reallocation of net (loss) income attributable to ordinary shareholders as a result of conversion of Class B to Class A shares	(10,874)	—	11,827	—	93,310	—	15,039	—
Net (loss) income attributable to ordinary shareholders	(17,361)	(10,874)	21,321	11,827	232,124	93,310	37,412	15,039
Denominator:
Weighted average number of ordinary shares outstanding used in calculating basic (loss) earnings per share	113,235,967	189,617,092	134,538,407	185,038,423	242,817,198	180,821,228	242,817,198	180,821,228
Conversion of Class B to Class A ordinary shares	189,617,092	—	185,038,423	—	180,821,228	—	180,821,228	—
Dilutive effect of convertible securities:
Share options	—	—	12,297,251	—	23,642,765	—	23,642,765	—
RSUs	—	—	734,995	—	652,553	—	652,553	—
Warrants	—	—	971,193	—	1,889,261	—	1,889,261	—

Denominator used for (loss) earnings per share	302,853,059	189,617,092	333,580,269	185,038,423	449,823,005	180,821,228	449,823,005	180,821,228
Denominator used for (loss) earnings per ADS	21,632,361	13,544,078	23,827,162	13,217,030	32,130,215	12,915,802	32,130,215	12,915,802
(Loss) earnings per share—diluted	(0.06)	(0.06)	0.06	0.06	0.52	0.52	0.08	0.08
(Loss) earnings per ADS—diluted	(0.84)	(0.84)	0.84	0.84	7.22	7.22	1.16	1.16

For the year ended December 31, 2012, the share options and RSUs granted by the Company and the contingently redeemable ordinary shares are excluded from the computation of diluted earnings per share as their effects would have been anti-dilutive. For the year ended December 31, 2013, the share options and RSUs granted and the warrants issued by the Company are included in the computation of diluted earnings per share, and the contingently redeemable ordinary shares are excluded from the computation of diluted earnings per share as their effects would have been anti-dilutive. For the year ended December 31, 2014, the share options and RSUs granted and the warrants issued by the Company are included in the computation of diluted earnings per share.

The options and warrants granted to employees, directors and consultants of the Company on February 12, 2015, February 13, 2015 and February 16, 2015 (Note 26) would have changed the number of potential ordinary shares outstanding as of December 31, 2014 if the transactions had occurred before December 31, 2014.

26. SUBSEQUENT EVENTS

Share options granted

On February 12, 2015, the Company granted options under the 2011 Share Option Scheme to purchase 690,000 ADSs of the Company to certain of its employees at an exercise price of US$15.76 per ADS, which was the closing price per ADS as of February 12, 2015. Pursuant to the share options agreements, (i) 25% of the share options are vested and exercisable on the first anniversary of the date of grant; and (ii) the remaining 75% of the share options are vested and exercisable in 12 equal quarterly tranches beginning one calendar quarter after the first anniversary of the date of grant. There is a service condition attached to the vesting of the options granted to the employees.

Warrants granted

On February 12, 2015, the Company granted warrants to purchase 30,000 ADSs to an employee. Each warrant allows the holder to purchase one ADS of the Company at US$15.76. Pursuant to the warrant agreement, (i) 25% of the warrants are vested and exercisable on the first anniversary of the date of grant, and (ii) the remaining 75% of the warrants are vested and exercisable in 12 equal quarterly tranches beginning one calendar quarter after the first anniversary of the date of grant.

On February 13, 2015, the Company granted warrants to purchase 186,000 ADSs each to Dr. Lijun Zhang, chairman of the Company’s board of directors, Mr. Hendrick Sin, vice-chairman of the Company’s board of directors, Mr. Yongchao Wang, vice-chairman of the Company’s board of directors, Mr. Jian Xiao, chief executive officer and director of the Company’s board of directors and Mr. Fei Fu Chang, chief financial officer and director of the Company’s board of directors. Each warrant allows the holder to purchase one ADS of the Company at US$15.76. Pursuant to the warrant agreements, (i) 25% of the warrants are vested and exercisable on the first anniversary of the date of grant; and (ii) the remaining 75% of the warrants are vested and exercisable in 12 equal quarterly tranches beginning one calendar quarter after the first anniversary of the date of grant.

On February 16, 2015, the Company granted warrants to purchase 100,000 and 150,000 ADSs to two external consultants in exchange for their financial advisory service. Each warrant allows the holder to purchase one ADS of the Company at US$16.13. According to the warrant agreements, (i) 50,000 ADS and 75,000 ADSs, respectively, can be exercised on or after the issuance date; and (ii) 50,000 ADSs and 75,000 ADSs, respectively, can be exercised on or after the first anniversary of the issuance date. There is a market condition attached to the vesting of these warrants.

Declaration of cash dividends

On March 26, 2015, the Company’s board of directors declared cash dividends in the aggregate amount of approximately RMB27,300 (US$4,400) to the Company’s shareholders of record as of the close of business on April 17, 2015, at US$0.01 per Class A or Class B ordinary share, or USD0.14 per ADS. The cash dividends are expected to be distributed on or about May 15, 2015.

27. PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

The following is the condensed financial information of the Company on a non-consolidated basis:

Condensed balance sheets

	As of December 31,
	2013	2014	2014
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	31,831	14,859	2,395
Prepayment and other current assets	4,062	7,387	1,190

Total current assets	35,893	22,246	3,585

Non-current assets:
Property and equipment, net	407	240	39
Goodwill	564,841	564,841	91,036
Long-term investments, net	—	103,412	16,667
Amounts due from subsidiaries and VIEs	249,799	743,076	119,762
Investments in subsidiaries and VIEs	252,875	405,057	65,283
Other non-current assets	—	19,098	3,077

Total non-current assets	1,067,922	1,835,724	295,864

Total assets	1,103,815	1,857,970	299,449

LIABILITIES
Current liabilities:
Accrued expenses and other current liabilities	664	1,306	210

Non-current liabilities	—	—	—

Total liabilities	664	1,306	210

Mezzanine equity:
Contingently redeemable ordinary shares (US$0.001 par value, 26,485,961 shares authorized; 26,485,961 and nil shares issued and outstanding as of December 31, 2013 and 2014, respectively; aggregate liquidation preference amount of RMB75,899 and nil as of December 31, 2013 and 2014, respectively; aggregate redemption amount of RMB77,677 and nil, respectively, as of December 31, 2013 and 2014)	77,677	—	—
Shareholders’ equity:
Class A ordinary shares (US$0.001 par value, 750,000,000 shares authorized; 178,034,362 and 257,523,929 shares issued and outstanding as of December 31, 2013 and 2014, respectively)	1,121	1,610	259
Class B ordinary shares (US$0.001 par value, 250,000,000 shares authorized; 180,821,228 and 180,821,228 shares issued and outstanding as of December 31, 2013 and 2014, respectively)	1,179	1,179	190
Additional paid-in capital	1,003,417	1,604,851	258,655
Retained earnings	19,635	251,759	40,576
Accumulated other comprehensive income (loss)	122	(2,735)	(441)

Total shareholders’ equity	1,025,474	1,856,664	299,239

Total liabilities and shareholders’ equity	1,103,815	1,857,970	299,449

Condensed statements of comprehensive income

	For the Years Ended December 31,
	2012	2013	2014	2014
	RMB	RMB	RMB	US$
Gross profit	—	—	—	—
General and administrative expenses	(2,651)	(10,515)	(18,662)	(3,008)
Impairment of goodwill	(33,517)	—	—	—
Impairment of intangible assets	(10,910)	(2,613)	—	—
Listing expenses	(17,037)	—	—	—

Total operating expenses	(64,115)	(13,128)	(18,662)	(3,008)

Operating loss	(64,115)	(13,128)	(18,662)	(3,008)
Interest income	—	246	131	21
Equity in profits of subsidiaries and VIEs	22,337	14,776	248,477	40,047
Other income	114	—	2,178	352
Changes in fair value of contingently returnable consideration assets	27,326	24,366	—	—

Net (loss) income	(14,338)	26,260	232,124	37,412
Accretion of contingently redeemable ordinary shares	(3,023)	(3,174)	—	—

Net (loss) income attributable to China Mobile Games and Entertainment Group Limited’s ordinary shareholders	(17,361)	23,086	232,124	37,412

Other comprehensive income (loss):
Foreign currency translation adjustments	7	594	(3,332)	(537)
Unrealized gains on available-for-sale security	—	—	475	77

Other comprehensive income (loss)	7	594	(2,857)	(460)

Comprehensive (loss) income	(17,354)	23,680	229,267	36,952

Condensed statements of cash flows

	For the Years Ended December 31,
	2012	2013	2014	2014
	RMB	RMB	RMB	US$
Net cash used in operating activities	(23,085)	(25,755)	(19,278)	(3,107)

Net cash used in investing activities	(11,139)	(240,246)	(482,546)	(77,772)

Net cash provided by financing activities	70,457	261,724	486,862	78,468

(a) Basis of presentation

In the parent-company only financial statements, the Company’s investment in subsidiaries and VIEs is stated at cost plus equity in undistributed earnings of subsidiaries and VIEs since the date of inception. The parent-company only condensed financial statements should be read in conjunction with the Company’s consolidated financial statements.

For the presentation of the parent-company only condensed financial information, the Company records its investment in subsidiaries and VIEs, which it effectively controls through contractual agreements, under the equity method of accounting as prescribed in ASC 323. Such investment is presented as “Investment in subsidiaries and VIEs” in the balance sheets and share of the subsidiaries’ and VIEs’ profits is presented as “Equity in profits of subsidiaries and VIEs” in the statements of comprehensive income.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted in the parent-company only financial statements.

(b) Commitments

The Company does not have any significant commitments or long-term obligations as of December 31, 2013 and 2014.